03032659

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Aur Resources Inc.

*CURRENT ADDRESS 1 Adelaide Street East
Suite 2501
Toronto, Ontario M5C 2V9
Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

FILE NO. 82- 4624 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 10/16/03

Aur RESOURCES INC.

03 JUN 20 AM 7:21

REPORT TO SHAREHOLDERS - FIRST QUARTER 2003

AUR RESOURCES INC. REPORTS CASH FLOW FROM OPERATING ACTIVITIES OF US$11.9 MILLION AND A NET LOSS OF US$0.3 MILLION IN THE FIRST QUARTER OF 2003

Highlights for the Quarter

Aur Resources Inc. had revenues of $53.3 million, a net loss of $0.3 million and cash flow from operating activities of $11.9 million in the first quarter of 2003. Cash and working capital increased to $72.6 million and $114.4 million, respectively, at March 31, 2003.

Copper production was 3.6 million pounds higher than budgeted at 64.9 million pounds in the first quarter of 2003 from the Louvicourt, Andacollo and Quebrada Blanca mines. The cash operating costs per pound of copper sold was $0.47, approximately $0.03 below the budget.

In March 2003, Aur issued $125 million of senior unsecured notes, with $116.9 million of the proceeds being utilized to fully repay Aur's bank loan. A one-time, non-cash $4.3 million charge to earnings for the balance of the previously capitalized financing costs associated with Aur's bank loan resulted in a net loss in the first quarter. The senior notes financing materially increased Aur's working capital and financial flexibility with respect to the repayment of the $35 million Teck Cominco Limited convertible debenture due December 31, 2003 and the ability to internally finance new acquisitions and development projects.

Aur is a US dollar reporter.

Financial Highlights

Revenues were $53.3 million in the first quarter of 2003 compared to $46.6 million for the same period in 2002. Aur, after a $4.3 million one-time, non-cash charge to earnings for the unamortized capitalized financing costs associated with Aur's bank loan, incurred a net loss of $0.3 million, equal to $0.01 per share for the quarter, compared to net earnings of $2.6 million or $0.03 per share for the same quarter last year. Cash flow from operating activities was $11.9 million, equal to $0.13 per share, compared to $9.6 million or $0.11 per share in the first quarter of 2002. Aur's cash position at March 31, 2003 increased $14.7 million to $72.6 million and working capital increased $50.4 million to $114.4 million from December 31, 2002.

Aur's forward sale of 20.8 million pounds of copper at $0.83 per pound generated $1.6 million of revenue for the Company in the first quarter and assisted Aur in realizing an average of $0.80 per pound of copper sold, compared to the LME average price for the quarter of $0.75 per pound. In 2002, revenues from the forward sale of 26.5 million pounds of copper at $0.83 per pound totalled $3.3 million and assisted Aur in realizing an average of $0.78 per pound of copper sold, compared to the LME average price for the quarter of $0.71 per pound.

2501 - 1 Adelaide Street East, Toronto, Ontario, M5C 2V9
Tel: 416-362-2614; Fax: 416-367-0427; www.aurresources.com

The private placement of $125 million of senior unsecured notes was completed on March 10, 2003. The senior unsecured notes bear interest at 6.75%, require semi-annual interest payments and will be repaid in four equal annual installments of $31.25 million commencing in March 2007. The net proceeds from the notes were primarily used to fully repay the balance of Aur's bank loan.

Production Highlights

Aur's metal production from the Louvicourt, Andacollo and Quebrada Blanca mines in the first quarter of 2003 was 64.9 million pounds of copper, 2.9 million pounds of zinc, 61,000 ounces of silver and 1,800 ounces of gold, compared to 59.6 million pounds of copper, 3.1 million pounds of zinc, 57,000 ounces of silver and 2,400 ounces of gold in the first quarter of 2002. Minesite revenues were $51.7 million and mine cash operating costs were $32.3 million in the first quarter of 2003, compared to $43.3 million and $29.1 million, respectively, for the same period in 2002. Operating revenues were higher than in 2002 due to higher metal production and sales. Operating revenues were as budgeted for the quarter despite copper prices averaging $0.05 per pound below budget. Aur's cash operating cost per pound of copper sold, net of by-product credits of $0.03 per pound, was $0.47 for the quarter, the same as in the first quarter of 2002. Mine cash operating costs were $3.2 million higher than for the same period in 2001 due to higher production and sales volumes in the first quarter of 2003. Cash flow from mining operations, before investments in capital assets at the minesites, was $14.9 million in the first quarter of 2003, compared to $10.0 million for the same period last year.

Louvicourt Mine

The Louvicourt Mine produced 32.9 million pounds of copper and 9.7 million pounds of zinc from 355,119 tonnes of ore milled during the first quarter of 2003. Mill throughput was 9,834 tonnes lower, copper production was 6.6 million pounds higher and zinc production was 0.5 million pounds lower than in the first quarter of last year. Copper and zinc production were 6.1 million and 0.9 million pounds higher, respectively, than budgeted for the first quarter, principally due to higher head grades resulting from mine stope sequencing.

Aur's share of Louvicourt's revenues was $9.7 million in the first quarter of 2003, compared to $7.9 million in 2002. The higher revenue was principally due to higher metal production and sales. Cash operating costs for the quarter, net of by-product credits, were $0.05 lower than budgeted at $0.42 per pound of copper sold due to higher than budgeted by-product credits and copper production. Mine site operating costs were $1.19 per tonne under budget at $28.50 per tonne milled, and were $0.35 per tonne higher compared to $28.15 per tonne milled in 2002. Aur's cash flow from operating activities was $2.3 million in the first quarter of 2003, compared to $1.9 million in 2002. There were no capital expenditures in either the first quarter of this year or last year.

The Louvicourt Mine had an excellent performance in the first quarter of 2003 and is expected to achieve its budgeted production and cost targets for the entire year. Aur holds a 30% interest in and is the operator of the Louvicourt Mine.

2501 - 1 Adelaide Street East, Toronto, Ontario, M5C 2V9
Tel: 416-362-2614; Fax: 416-367-0427; www.aurresources.com

Aur RESOURCES INC.

Andacollo Mine

The Andacollo Mine produced 12.8 million pounds of high quality LME Grade A cathode copper during the first quarter of 2003, 1.7 million pounds higher than budgeted. A total of 4.1 million tonnes of rock, of which 1.0 million tonnes was ore, was mined at a strip ratio of 3.1:1. The Andacollo Mine produced 12.7 million pounds of cathode copper during the first quarter of 2002. A total of 4.1 million tonnes of rock, of which 1.0 million tonnes was ore, was mined at a strip ratio of 2.9:1 in the first quarter of 2002.

Andacollo's revenues of $9.8 million, generated from the sale of 12.7 million pounds of copper in the first quarter of 2003, were $1.7 million higher than the revenues of $8.1 million in 2002 as a result of higher copper prices and sales. Cash operating costs were $6.7 million, $0.5 million higher than budget as a result of higher copper production and sales than planned, and were $1.3 million higher than the $5.4 million in 2002. The cash operating costs in the first quarter of 2003 were $0.53 per pound of copper sold, $0.03 per pound better than budgeted, compared to $0.48 for the same period in 2002. Cash flow from operating activities was $3.8 million in the first quarter of 2003, compared to $2.8 million in 2002. Capital expenditures were $0.4 million in the first quarter compared to $0.7 million in 2002.

The Andacollo Mine continues to be one of the highest quality cathode copper producers in the world. This high standard of operating performance is expected to continue and Andacollo is expected to meet or exceed its budgeted production and cost targets for 2003.

Quebrada Blanca Mine

The Quebrada Blanca Mine produced 42.2 million pounds of LME Grade A cathode copper in the first quarter of 2003, as budgeted, compared to 38.9 million pounds in 2002 when production was lower than expected. A total of 7.7 million tonnes of rock, of which 3.2 million tonnes was ore, was mined at a strip ratio of 1.4:1 in the first quarter of 2003, compared to 7.7 million tonnes of rock, of which 2.7 million tonnes was ore, and a strip ratio of 1.9:1 for the first quarter of last year.

Quebrada Blanca's revenues, generated from the sale of 41.9 million pounds of copper, were $32.3 million in the first quarter of 2003, approximately $2.1 million below budget, due principally to copper prices being $0.05 per pound below budget. Operating revenues of $27.3 million in the first quarter of 2002, generated from the sale of 38.3 million pounds of copper, were $4.9 million lower than in 2003 due to higher copper prices and higher production and sales of cathode copper in 2003. Cash operating costs were $19.4 million, or $0.46 per pound of copper sold, being $1.6 million, or $0.03 per pound, under budget due to cost savings in all areas of the operations. Cash flow from operating activities was $8.8 million in the first quarter of 2003 compared to $5.2 million in 2002.

Capital expenditures were below budget at $0.1 million for the first quarter of 2003, compared to of $2.4 million in 2002. Capital expenditures in 2002 were incurred principally on the dump leach and power grid projects at the Quebrada Blanca Mine which were completed by the end of 2002.

The Quebrada Blanca Mine had solid operating performance in the first quarter of 2003 and is expected to meet or exceed its budgeted production and cost targets for 2003.

Other Financial Information

Exploration expenses were $1.3 million in the first quarter of 2003, compared to $1.2 million in 2002, and are expected to be as budgeted at $3.7 million for the year.

Administration expenses were as budgeted at $1.2 million in the first quarter of 2003, compared to $1.2 million in 2002, and are expected to be as budgeted at $5.1 million for the year.

Depreciation and amortization expenses were as budgeted at $10.2 million in the first quarter of 2003, compared to $10.0 million in 2002 and are expected to be approximately $1.0 million less than budgeted for the year.

Mine closure and site-restoration expenses were $0.8 million in the first quarter of 2003, compared to $0.4 million in 2002, and are expected to be as budgeted at $3.0 million for the year.

Interest expense on long-term debt, comprised of Aur's bank loan and senior notes, was as budgeted at $1.3 million in the first quarter of 2003, compared to $1.4 million in 2002. Aur's bank loan was based on floating LIBOR interest rates while the senior notes rate is fixed at 6.75%. Interest on long-term debt is expected to be as budgeted at $7.1 million in 2003.

Provision for taxes totalled $1.1 million in the first quarter of 2003 compared to $0.3 million in the first quarter of 2002. Cash taxes, primarily related to Quebec mining duties on Aur's share of Louvicourt's income, totalled $0.2 million while non-cash future taxes totalled $0.9 million. Cash taxes in the first quarter of 2002 totalled $0.3 million. The provision for taxes is expected to be as budgeted at $1.0 million for cash taxes and $0.9 million higher than budgeted at $3.4 million for future taxes in 2003.

Minority interest expense related to Aur's partners at the Andacollo and Quebrada Blanca mines totalled $0.5 million in the first quarter of 2003, compared to $0.3 million in 2002 and is a non-cash expense. Non-cash minority interest expense is expected to be as budgeted at $3.5 million in 2003.

Investments in capital assets totalled $0.6 million in the first quarter of 2003, compared to $6.8 million in 2002. The reduction in capital expenditures in 2003 compared to 2002 is due to the completion by the end of 2002 of the major capital expenditure program carried out at the Quebrada Blanca Mine during 2002 and the acquisition of the Duck Pond property in March 2002. Aur anticipates that capital expenditures in 2003 will be as budgeted at $5.2 million, excluding the potential expansion of the Andacollo heap leach pad and the commencement of development of the Duck Pond mine, both of which are currently being evaluated.

Mine equipment under capital lease at Quebrada Blanca increased $4.6 million to $14.9 million at March 31, 2003 as a result of the acquisition of the last three of the eight new mine haulage trucks required to complete the replacement of the existing fleet. The replaced haulage fleet was disposed of for proceeds of $0.4 million in the first quarter of 2003.

2501 - 1 Adelaide Street East, Toronto, Ontario, M5C 2V9
Tel: 416-362-2614; Fax: 416-367-0427; www.aurresources.com

RESOURCES INC.

On March 10, 2003, Aur issued $125 million of 6.75% senior unsecured notes, repayable in four equal annual installments commencing in March 2007. The net proceeds were used primarily to repay Aur's existing bank loan. The $1.8 million of associated financing costs were deferred and included in other assets and will be amortized over the life of the senior notes. Aur's working capital increased significantly from December 31, 2002 due to the elimination of the current portion of the former bank loan which, at December 31, 2002, was $32.4 million.

For the balance of 2003, Aur has sold forward and holds matching call options for 29.2 million pounds of copper at a price of $0.83 per pound. Aur, therefore, participates fully in copper prices above $0.83 per pound while remaining protected from prices below $0.83 for 29.2 million pounds of remaining copper production in 2003, 20.8 million pounds of which matures in the second quarter of the year.

Aur uses the intrinsic method of accounting for stock-based compensation. During the first quarter of 2003, 370,000 shares were issued for stock options exercised with a total proceeds of $0.8 million. Had stock-based compensation for options granted since January 1, 2002 under Aur's employee stock option plan been determined on the basis of fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation, the expense for the three months ended March 31, 2003 would have totalled $101,000 and, based upon options granted during the period January 1, 2002 to date, the fair value of stock-based compensation expense for the entire 2003 year would total $238,000.

On behalf of the Board,

James W. Gill
President & Chief Executive Officer

April 24, 2003

2501 - 1 Adelaide Street East, Toronto, Ontario, M5C 2V9
Tel: 416-362-2614; Fax: 416-367-0427; www.aurresources.com

Aur RESOURCES INC.

PRODUCTION STATISTICS
Three months ended March 31

2003	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	355,119	961,280	1,929,111	n/a
Grade				
Copper (%)	4.30	0.75	1.41	n/a
Soluble copper (%)	n/a	0.66	1.29	n/a
Zinc (%)	1.48	-	-	n/a
Gold (oz/t)	0.02	-	-	n/a
Silver (oz/t)	0.67	-	-	n/a
Copper (pounds)				
Produced	9,884,000	12,789,000	42,248,000	64,921,000
Sold	9,884,000	12,673,000	41,852,000	64,409,000
Less: minority interests	-	(3,802,000)	(4,185,000)	(7,987,000)
Net to Aur	9,884,000	8,871,000	37,667,000	56,422,000
Inventory	-	909,000	2,577,000	3,486,000
Other metals produced and sold				
Zinc (pounds)	2,898,000	-	-	2,898,000
Gold (ounces)	1,800	-	-	1,800
Silver (ounces)	61,000	-	-	61,000
Cost per pound of copper sold	$0.42	$0.53	$0.46	$0.47

2002	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	364,953	962,087	1,866,480	n/a
Grade				
Copper (%)	3.39	0.81	1.65	n/a
Soluble copper (%)	n/a	0.70	1.51	n/a
Zinc (%)	1.53	-	-	n/a
Gold (oz/t)	0.03	-	-	n/a
Silver (oz/t)	0.80	-	-	n/a
Copper (pounds)				
Produced	7,911,000	12,727,000	38,942,000	59,580,000
Sold	7,911,000	11,260,000	38,289,000	57,460,000
Less: minority interests	-	(3,378,000)	(3,829,000)	(7,207,000)
Net to Aur	7,911,000	7,882,000	34,460,000	50,253,000
Inventory	-	1,744,000	2,524,000	4,268,000
Other metals produced and sold				
Zinc (pounds)	3,058,000	-	-	3,058,000
Gold (ounces)	2,400	-	-	2,400
Silver (ounces)	57,000	-	-	57,000
Cost per pound of copper sold	$0.48	$0.48	$0.47	$0.47

Notes:

1. Tonnes of ore milled at Louvicourt and stacked at Andacollo and Quebrada Blanca and all metal production figures are shown on a 100% basis with the exception of metal production figures for Louvicourt, which represents Aur's 30% joint venture interest. Net copper to Aur represents Aur's 30%, 70% and 90% beneficial interests in Louvicourt, Andacollo and Quebrada Blanca, respectively. At Quebrada Blanca, the ore is material stacked in the period and excludes 1,329,246 tonnes (2002–819,835 tonnes) of dump leach ore, the processing of which was initiated in January 2003.

2. Cash operating cost per pound of copper sold includes smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing, and is net of by-product credits of $2.0 million (2002–$2.0 million) where applicable.

Aur RESOURCES INC.

Consolidated Statements of Operations (in thousands of United States dollars except earnings per share) (Unaudited)	Three months ended March 31 2003	 2002
	$	$
Operating revenues		
Mining	**51,692**	43,282
Hedging	**1,572**	3,284
	53,264	46,566
Expenses		
Mining	**32,280**	29,074
Exploration	**1,344**	1,163
Administration	**1,197**	1,163
Depreciation and amortization	**10,201**	9,956
Mine closure and site restoration	**801**	437
Interest on long-term debt	**1,304**	1,426
Bank financing costs written-off (note 3)	**4,279**	-
Other (note 7)	**509**	158
	51,915	43,377
Earnings before taxes and minority interests	**1,349**	3,189
Income and resource taxes	**(1,111)**	(291)
Earnings before minority interests	**238**	2,898
Minority interests	**(543)**	(259)
Net earnings (loss) for the period	**(305)**	2,639
Basic earnings (loss) per share (note 6(b))	**(0.01)**	0.03
Diluted earnings (loss) per share (note (6(b))	**(0.01)**	0.02

Consolidated Statements of Retained Earnings (in thousands of United States dollars) (Unaudited)	Three months ended March 31 2003	 2002
	$	$
Retained earnings – beginning of period	**31,266**	22,974
Net earnings (loss) for the period	**(305)**	2,639
Accretion of equity portion of convertible debt	**(502)**	(442)
Retained earnings – end of period	**30,459**	25,171

See accompanying notes to interim consolidated financial statements.

Aur RESOURCES INC.

Consolidated Balance Sheets (in thousands of United States dollars)	As at March 31 2003 (Unaudited) $	As at December 31 2002 $
Assets		
Current		
Cash	**72,615**	57,869
Receivables	**12,003**	13,665
Inventories and prepaid expenses (note 2)	**56,436**	55,847
	141,054	127,381
Capital assets	**307,674**	317,233
Net future income and resource taxes	**4,121**	4,983
Other	**4,132**	2,648
	456,981	452,245
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	**21,748**	27,191
Current portion of bank loan (note 3)	**-**	32,388
Current portion of obligation under capital lease	**4,945**	3,791
	26,693	63,370
Bank loan (note 3)	**-**	88,144
Senior notes (note 4)	**125,000**	-
Liability portion of convertible debt	**1,113**	1,484
Obligation under capital lease	**13,453**	10,002
Obligation on properties purchased	**2,532**	2,532
Mine closure and site restoration	**11,386**	10,523
Minority interests	**32,310**	31,767
	185,794	144,452
	212,487	207,822
Shareholders' equity		
Share capital (note 6)	**175,156**	174,333
Equity portion of convertible debt	**33,887**	33,516
Cumulative translation adjustment	**4,992**	5,307
Retained earnings (note 6(d))	**30,459**	31,267
	244,494	244,423
	456,981	452,245

See accompanying notes to interim consolidated financial statements.

AUR RESOURCES INC.

Consolidated Statements of Cash Flow (in thousands of United States dollars) (Unaudited)	**Three months ended March 31** **2003**	 2002
	$	$
Operating activities		
Net earnings (loss) for the period	**(305)**	2,639
Non-cash items -		
Depreciation and amortization	**10,201**	9,956
Future income and resource taxes	**862**	-
Mine closure and site restoration	**801**	437
Gain on sale of marketable securities	**-**	(114)
Gain on disposal of capital assets	**(173)**	-
Bank financing costs written-off	**4,279**	-
Foreign exchange	**23**	18
Minority interests	**543**	259
	16,231	13,195
Net change in non-cash working capital items (note 8)	**(4,370)**	(3,634)
	11,861	9,561
Financing activities		
Senior notes proceeds	**125,000**	-
Senior notes financing costs (note 4)	**(1,751)**	-
Principal repayment of bank loan	**(120,532)**	(9,281)
Capital lease principal payments	**(257)**	(129)
Common shares issued	**823**	11
Accretion of equity portion of convertible debt	**(502)**	(442)
Foreign exchange and other	**332**	80
	3,113	(9,761)
Investing activities		
Capital asset acquisitions	**(513)**	(3,031)
Mineral property acquisition and development	**(118)**	(3,762)
Proceeds on disposal of capital assets	**403**	-
Proceeds on sale of marketable securities	**-**	571
	(228)	(6,222)
Foreign exchange on cash held in foreign currencies	**-**	(18)
Increase (decrease) in cash for the period	**14,746**	(6,440)
Cash – beginning of period	**57,869**	73,791
Cash – end of period	**72,615**	67,351

See accompanying notes to interim consolidated financial statements.

AUR RESOURCES INC.

AUR RESOURCES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2003 and 2002
(in thousands of United States dollars except where otherwise noted)
(Unaudited)

1. Accounting policies

The interim unaudited consolidated financial statements of Aur Resources Inc. ("Aur") have been prepared in accordance with accounting principles generally accepted in Canada using the same accounting policies as those disclosed in note 1 to Aur's audited consolidated financial statements for the year ended December 31, 2002. These interim unaudited consolidated financial statements should be read in conjunction with Aur's audited annual consolidated financial statements included in Aur's Annual Report for the year 2002.

2. Inventories and prepaid expenses

	March 31 2003	December 31 2002
	$	$
Cathode copper	**1,676**	1,479
In-process inventories	**44,611**	44,087
Mine supplies	**9,392**	9,357
Prepaid expenses	**757**	924
	56,436	55,847

3. Bank loan

	$
Balance at December 31, 2002	120,532
Mandatory principal prepayment – February 14, 2003	(3,588)
Repayment of balance – March 10, 2003	(116,944)
Balance at March 31, 2003	-

The bank loan was fully repaid on March 10, 2003 from the proceeds from the issuance of the senior notes (note 4). Aur incurred upon repayment of the bank loan, a one-time non-cash $4,279 charge to earnings for the unamortized capitalized financing costs associated with the original $170,000 bank loan.

4. Senior notes

Aur completed a $125,000 private placement of senior unsecured notes on March 10, 2003, which bear interest at 6.75% and are repayable in four equal annual principal repayments commencing on March 11, 2007. Proceeds from the issuance of the senior notes, net of $1,751 of financing costs, were primarily used to fully repay the balance outstanding of Aur's bank loan (note 3).

AUR RESOURCES INC.

5. Segmented information

(a) Segmented Statements of Operations for the three months ended March 31

2003	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	9,652	9,773	32,267	-	51,692
Hedging	-	-	-	1,572	1,572
	9,652	9,773	32,267	1,572	53,264
Expenses					
Mining	6,172	6,671	19,437	-	32,280
Exploration	-	-	-	1,344	1,344
Administration	-	-	-	1,197	1,197
Depreciation and amortization	892	2,515	6,484	310	10,201
Mine closure and site restoration	44	173	584	-	801
Interest on long-term debt	-	-	-	1,304	1,304
Bank financing costs written-off	-	-	-	4,279	4,279
Other	2	100	14	393	509
	7,110	9,459	26,519	8,827	51,915
Earnings (loss) before taxes	2,542	314	5,748	(7,255)	1,349
Income and resource taxes	(1,080)	(190)	(693)	852	(1,111)
Earnings (loss) before minority interests	1,462	124	5,055	(6,403)	238
Minority interests	-	(37)	(506)	-	(543)
Net earnings (loss)	1,462	87	4,549	(6,403)	(305)

2002	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	7,875	8,061	27,346	--	43,282
Hedging	-	-	-	3,284	3,284
	7,875	8,061	27,346	3,284	46,566
Expenses					
Mining	5,842	5,384	17,848	-	29,074
Exploration	-	-	-	1,163	1,163
Administration	-	-	-	1,163	1,163
Depreciation and amortization	1,013	2,399	6,418	126	9,956
Mine closure and site restoration	43	169	225	-	437
Bank loan interest	-	-	-	1,426	1,426
Other	-	183	(27)	2	158
	6,898	8,135	24,464	3,880	43,377
Earnings (loss) before taxes	977	(74)	2,882	(596)	3,189
Income and resource taxes	(717)	(5)	(50)	481	(291)
Earnings (loss)before minority interests	260	(79)	2,832	(115)	2,898
Minority interests	-	24	(283)	-	(259)
Net earnings (loss)	260	(55)	2,549	(115)	2,639

(b) Segmented Balance Sheets as at

March 31, 2003	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Assets					
Current					
Cash	142	2,516	20,965	48,992	72,615
Receivables	8,106	417	2,375	1,105	12,003
Inventories and prepaid expenses	635	6,995	48,656	150	56,436
	8,883	9,928	71,996	50,247	141,054
Capital assets	4,717	44,943	252,890	5,124	307,674
Net future income and resource taxes	-	4,144	(3,410)	3,387	4,121
Other	-	-	646	3,486	4,132
	13,600	59,015	322,122	62,244	456,981
Liabilities					
Current					
Accounts payable and accrued liabilities	1,538	2,153	10,854	7,203	21,748
Current portion of obligation under capital lease	-	2,563	2,382	-	4,945
	1,538	4,716	13,236	7,203	26,693
Senior notes	-	-	-	125,000	125,000
Liability portion of convertible debt	-	-	-	1,113	1,113
Obligation under capital lease	-	2,971	10,482	-	13,453
Obligation on properties purchased	-	-	-	2,532	2,532
Mine closure and site restoration	1,195	1,785	7,819	587	11,386
Minority interests	-	13,577	18,733	-	32,310
	2,733	23,049	50,270	136,435	212,487

December 31, 2002	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Assets					
Current					
Cash	406	998	12,579	43,886	57,869
Receivables	7,042	344	4,888	1,391	13,665
Inventories and prepaid expenses	591	8,096	47,010	150	55,847
	8,039	9,438	64,477	45,427	127,381
Capital assets	5,615	47,383	259,268	4,967	317,233
Net future income and resource taxes	-	4,334	(2,738)	3,387	4,983
Other	-	-	681	1,967	2,648
	13,654	61,155	321,688	55,748	452,245
Liabilities					
Current					
Accounts payable and accrued liabilities	1,521	2,376	15,460	7,834	27,191
Current portion of bank loan	-	-	-	32,388	32,388
Current portion of obligation under capital lease	-	2,402	1,389	-	3,791
	1,521	4,778	16,849	40,222	63,370
Bank loan	-	-	-	88,144	88,144
Liability portion of convertible debt	-	-	-	1,484	1,484
Obligation under capital lease	-	2,971	7,031	-	10,002
Obligation on properties purchased	-	-	-	2,532	2,532
Mine closure and site restoration	1,070	1,637	7,270	546	10,523
Minority interests	-	13,539	18,228	-	31,767
	2,591	22,925	49,378	132,928	207,822

Aur RESOURCES INC.

(c) Segmented Statements of Cash Flow for the three months ended March 31

2003	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	1,462	87	4,549	(6,403)	(305)
Non-cash items	1,905	2,886	8,000	3,745	16,536
	3,367	2,973	12,549	(2,658)	16,231
Net change in non-cash working capital items	(1,091)	805	(3,739)	(345)	(4,370)
	2,276	3,778	8,810	(3,003)	11,861
Financing activities					
Senior notes proceeds	-	-	-	125,000	125,000
Principal repayment of bank loan	-	-	-	(120,532)	(120,532)
Senior notes financing costs	-	-	-	(1,751)	(1,751)
Capital lease principal payments	-	-	(257)	-	(257)
Common shares issued	-	-	-	823	823
Accretion of equity portion of convertible debt	-	-	-	(502)	(502)
Foreign exchange and other	-	-	-	332	332
	-	-	(257)	3,370	3,113
Investing activities					
Capital asset acquisitions	-	(390)	(55)	(68)	(513)
Mineral property development	-	-	-	(118)	(118)
Other	3	-	400	-	403
	3	(390)	345	(186)	(228)
Intersegment funding (distributions)	(2,543)	(1,870)	(512)	4,925	-
Increase (decrease) in cash for the period	(264)	1,518	8,386	5,106	14,746
Cash – beginning of period	406	998	12,579	43,886	57,869
Cash – end of period	142	2,516	20,965	48,992	72,615

2002	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	260	(55)	2,549	(115)	2,639
Non-cash items	1,560	2,545	6,926	(475)	10,556
	1,820	2,490	9,475	(590)	13,195
Net change in non-cash working capital items	87	335	(4,238)	182	(3,634)
	1,907	2,825	5,237	(408)	9,561
Financing activities					
Principal repayment of bank loan	-	-	-	(9,281)	(9,281)
Capital lease principal payments	-	-	(129)	-	(129)
Common shares issued	-	-	-	11	11
Accretion of equity portion of convertible debt	-	-	-	(442)	(442)
Other	-	-	-	80	80
	-	-	(129)	(9,632)	(9,761)
Investing activities					
Capital asset acquisitions	-	(652)	(2,350)	(29)	(3,031)
mineral property acquisition	-	-	-	(3,762)	(3,762)
Other	-	-	-	571	571
	-	(652)	(2,350)	(3,220)	(6,222)
Foreign exchange on cash held in foreign currency	-	-	-	(18)	(18)
Intersegment funding (distributions)	(1,991)	161	(713)	2,543	-
Increase (decrease) in cash for the period	(84)	2,334	2,045	(10,735)	(6,440)
Cash – beginning of period	331	525	26,335	46,600	73,791
Cash – end of period	247	2,859	28,380	35,865	67,351

Aur RESOURCES INC.

6. Share capital, earnings (loss) per share and stock-based compensation

(a) Issued and outstanding

	2003		2002	
	Shares	**Amount**	Shares	Amount
	# 000's	**$**	# 000's	$
Common shares				
Balance – beginning of period	**92,452**	**174,333**	90,755	173,686
Share purchase options exercised	**370**	**823**	7	11
Balance – end of period	**92,822**	**175,156**	90,762	173,697
Class B shares				
Balance – beginning and end of period	**-**	**-**	2,000	1
		175,156		173,698

(b) Earnings (loss) per common share

	Three months ended March 31	
	2003	2002
	$	$
(i) Basic		
Numerator		
Net earnings (loss)	**(305)**	2,639
Accretion of equity portion of convertible debt charged to retained earnings, net of tax	**(325)**	(286)
Income (loss) available to shareholders	**(630)**	2,353
Denominator (# 000's)		
Weighted average number of shares	**92,649**	90,756
Basic earnings (loss) per share	**(0.01)**	0.03
(ii) Diluted		
Numerator		
Income (loss) available to shareholders	**(630)**	2,353
Denominator (# 000's)		
Weighted average number of shares	**92,649**	90,756
Potential issuance of shares from convertible debt	**13,810**	12,920
Potential issuance of shares from purchase options	**1,054**	1,453
Potential issuance of common shares from conversion of Class B shares	**-**	1,300
	107,513	106,429
Diluted earnings (loss) per share	**(0.01)**	0.02

AUR RESOURCES INC.

(c) Conversion of Class B shares into common shares

On April 25, 2002, Aur's shareholders approved an amendment to the articles of Aur to convert each of the 2.0 million issued Class B shares of Aur into 0.65 of a common share, being 1.3 million common shares in the aggregate with an estimated fair value of $3,212, and thereby eliminated the Class B shares of Aur.

(d) Reduction of share capital and contributed surplus

On April 26, 2001, Aur's shareholders passed a special resolution reducing the share capital and contributed surplus attributable to the common shares of Aur by an amount sufficient to eliminate Aur's December 31, 2000 deficit of $17,980.

(e) Stock-based compensation plans

At March 31, 2003, Aur had one stock-based compensation plan, a common share purchase option plan (the "Plan"), which is described below. Aur applies the intrinsic value based method of accounting for stock-based compensation awards granted to employees. Accordingly, no compensation cost has been recognized for the Plan.

The Plan is for directors, officers and senior management personnel of Aur. Options under the Plan are typically granted in such numbers as reflect the level of responsibility of the particular optionee and his or her contribution to the business and activities of Aur. Options granted under the Plan typically have a five year term and are typically made cumulatively exercisable by the holders thereof as to a proportionate part of the aggregate number of shares subject to the option over a specified term. Except in specified circumstances, options are not assignable and terminate upon the optionee ceasing to be employed by or associated with Aur. The terms of the Plan further provide that the price at which shares may be issued under the Plan cannot be less than the market price of the shares when the relevant options are granted.

Aur's common shares are listed on the Toronto Stock Exchange and trade in Canadian dollars ("CDN"). The following table summarizes information regarding Aur's outstanding and exercisable common share purchase options as at March 31, 2003:

	Outstanding			Exercisable	
Range of exercise prices per share	Shares	Weighted average months remaining	Weighted average exercise price per share	Shares	Weighted average exercise price per share
CDN$	# 000's	#	CDN$	# 000's	CDN$
1.65 to 1.96	725	32	1.96	555	1.96
2.07 to 2.25	1,260	24	2.22	1,150	2.23
2.26 to 2.95	552	19	2.46	502	2.45
3.00 to 4.30	788	47	3.71	348	3.63
7.11 to 8.10	28	9	7.90	28	7.90
	3,353			2,583	

Aur RESOURCES INC.

The following table summarizes information regarding Aur's common share purchase options as at and for the period ended:

	Three months ended March 31, 2003	
	Shares	Weighted average exercise price per share
	# 000's	CDN$
Balance – beginning of period	3,319	
Granted	436	3.62
Exercised	(370)	3.38
Expired	(32)	4.73
Balance – end of period	3,353	

Had stock-based compensation for options granted since January 1, 2002 under the Plan been determined on the basis of fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation, Aur's pro forma net earnings (loss) and earnings (loss) per share would be as follows:

	Three months ended March 31			
	2003		2002	
	$	**$/share**	$	$/share
Net earnings (loss), as reported	**(305)**	**(0.01)**	2,639	0.03
Stock-based compensation expense	**(101)**	**-**	(13)	-
Pro forma net earnings (loss)	**(406)**	**(0.01)**	2,626	0.03

For purposes of the above, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants as follows: dividend yield of 0%, expected volatility of 42%, risk-free interest rate of 3.6% and expected life of 24 months.

7. Other expenses (revenues)

	Three months ended March 31	
	2003	2002
	$	$
Interest on obligation under capital lease	**260**	187
Interest and other income	**(227)**	(475)
Interest and financing costs	**363**	377
Foreign exchange	**125**	35
Gain on disposal of capital assets	**(173)**	-
Gain on sale of marketable securities	**-**	(114)
Miscellaneous	**161**	148
	509	158

8. Supplementary cash flow information

	Three months ended March 31	
	2003	2002
	$	$
Receivables	**1,662**	1,089
Inventories and prepaid expenses	**(589)**	(1,161)
Accounts payable and accrued liabilities	**(5,443)**	(3,562)
	(4,370)	(3,634)
Other information:		
Interest paid	**878**	1,522
Income, resource and capital taxes paid	**293**	328

9. Fair value of financial instruments

The carrying amounts of cash, accounts receivable and current liabilities approximate their fair value due to the short-term maturities of these instruments. Aur's carrying cost of its portfolio of marketable securities is $nil while the market value as at March 31, 2003 was $523 (2002 – $1,280). The estimated fair value of Aur's smelter settlements receivable based on commodity prices as at March 31, 2003 was a gain of $nil (2002 – gain of $150). The estimated fair value of Aur's forward sales and purchased copper call options based on copper prices as at period end was a gain of $4,828 (2002 – gain of $11,405).

AUR RESOURCES INC.

03 JUN 20 AM 7:21

Suite 2501, 1 Adelaide Street East
Toronto, Ontario M5C 2V9
Telephone: (416) 362-2614
Facsimile: (416) 367-0427
E-mail: info@aurresources.com
Website: www.aurresources.com

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual Meeting (the "Meeting") of shareholders of Aur Resources Inc. (the "Corporation") will be held at the Toronto Board of Trade, 1 First Canadian Place, 100 King Street West, Toronto, Ontario on

Thursday, April 24, 2003

at the hour of 4:30 o'clock in the afternoon, local time, for the following purposes:

1. to receive and consider the Annual Report, including the financial statements and the Auditors' Report thereon, for the year ended December 31, 2002;
2. to elect directors;
3. to appoint auditors and authorize the directors to fix the remuneration of the auditors; and
4. to transact such other business as may properly come before the Meeting or any adjournments thereof.

A copy of the said Reports and financial statements, an Information Circular (the "Circular") and a form of proxy accompany this Notice.

The directors have fixed the close of business on the last business day before the Meeting (or any adjournment thereof) as the time before which proxies to be used at the Meeting (or any adjournment thereof) must be deposited with the Corporation or with Computershare Trust Company of Canada; provided, however, that proxies may also be deposited with the scrutineer(s) at the Meeting (or any adjournment thereof) prior to the time for voting.

DATED the 11th day of March, 2003

BY ORDER OF THE BOARD,

President and Chief Executive Officer

Shareholders are entitled to vote at the Meeting either in person or by proxy. If it is not your intention to be present at the Meeting, please exercise your right to vote by promptly signing, dating and returning the proxy in the envelope provided for that purpose.

INFORMATION CIRCULAR

Dollar amounts set forth in this Information Circular are, except as indicated, stated in Canadian dollars.

This Information Circular (the "Circular") is furnished in connection with the solicitation by the management of Aur Resources Inc. (the "Corporation") of proxies to be used at the Annual Meeting of shareholders of the Corporation (the "Meeting") to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally by management of the Corporation at nominal cost. The cost of any such solicitation by management will be borne by the Corporation.

The Corporation may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of voting shares of the Corporation (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this Circular, the Annual Report and form of proxy to the beneficial owners of such shares. The Corporation will provide, without cost to such persons, upon request to the Secretary of the Corporation, additional copies of the foregoing documents required for this purpose.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are directors and/or senior officers of the Corporation. A shareholder desiring to appoint some other person, who need not be a shareholder of the Corporation, to attend and act for such shareholder at the Meeting must do so either by inserting such person's name in the blank space provided in the instrument of proxy and striking out the names of the 3 persons specified or by completing another proper form of proxy and, in either case, delivering the completed proxy to the Corporation, Suite 2501, 1 Adelaide Street East, Toronto, Ontario, M5C 2V9 or to Computershare Trust Company of Canada, 100 University Ave., 8th Floor, Toronto, Ontario, M5J 2Y1 by the close of business on the last business day prior to the Meeting (or any adjournment thereof) or to the scrutineer(s) at the Meeting (or any adjournment thereof) prior to the time for voting.

A proxy given by a shareholder may be revoked, as to any motion on which a vote has not already been cast pursuant to the authority conferred by it, by instrument in writing executed by the shareholder or by such shareholder's attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation, Suite 2501, 1 Adelaide Street East, Toronto, Ontario, M5C 2V9 at any time up to and including the last business day preceding the day of the Meeting (or any adjournment thereof) at which the proxy is to be used or with the Chairman of the Meeting on the day of the Meeting (or any adjournment thereof), or in any other manner permitted by law.

Non-Registered Holders

Only registered holders of shares of the Corporation or the person(s) they appoint as their proxyholder are permitted to vote at the Meeting. However, in many cases, shares of the Corporation beneficially owned by a holder (a "Non-Registered Holder") are not registered in the name of the holder but are rather registered either (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans.) In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Circular, a form of proxy and the Corporation's Annual Report (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "voting instruction form" or a "proxy authorization form") which the Intermediary must follow. Typically, the Non-Registered Holder will also be given a page of instructions which contains a removable label containing a bar code and other information.

In order for the form of proxy to be validly constituted, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(b) less typically, be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare Trust Company of Canada as provided under "Appointment and Revocation of Proxies" above.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares of the Corporation which they beneficially own. Should a Non-Registered Holder who receives either form of proxy wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the form of proxy is to be delivered.

Voting of Proxies

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted for the election of directors and for the appointment and remuneration of auditors as stated under the relevant headings in this Circular. The enclosed form of proxy confers discretionary authority upon the persons named therein to exercise their judgement and to vote with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date hereof, the management of the Corporation knows of no such amendments or variations or of any other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

Voting Shares and Principal Holders Thereof

On February 28, 2003, the Corporation had outstanding 92,821,533 common shares, each carrying the right to one vote per share. Shareholders registered on the books of the Corporation (or their respective proxies) at the close of business on March 7, 2003 are entitled to vote at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, there are no shareholders beneficially owning directly or indirectly or exercising control or direction over greater than 10% of the common shares of the Corporation as at February 28, 2003.

Election of Directors

Under the articles of the Corporation, the board of directors of the Corporation (the "Board") may consist of a minimum of three members and a maximum of 12 members. The number of directors within such range is to be determined by the Board from time to time and is currently set at eight directors. It is proposed that the persons named as nominees hereunder will be nominated at the Meeting. All directors are elected annually and all of the said nominees are presently directors of the Corporation. Unless such authority is withheld, the persons named in the enclosed form of proxy intend to vote for the election of the nominees whose names are set forth below. Management does not contemplate that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the next annual meeting or until his office is earlier vacated in accordance with the By-laws of the Corporation.

The following table and notes thereto state the names of all of the persons proposed to be nominated for election as directors, their principal occupation, the date on which each became a director of the Corporation and the number of shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as at February 28, 2003:

Name	*Principal Occupation* [(1)]	*Director Since*	*Common Shares Owned* [(2)]
Jorge Carey Santiago, Chile	Barrister and Solicitor, Senior Partner and Chairman of Carey & Cia.	April 25, 2002	131,500
James W. Gill Toronto, Ontario	President and Chief Executive Officer of the Corporation	Sept. 14, 1981	1,488,900
Norman B. Keevil Vancouver, British Columbia	Chairman of Teck Cominco Limited, a mining company	March 31, 1992	9,000
William J.A. Kennedy [(3)] Grafton, Ontario	Consultant	March 20, 1984	276
Martin Claude Lepage [(3)] St. Lambert, Quebec	Barrister and Solicitor, Partner of Stikeman Elliott	May 16, 1985	1,433
Peter McCarter Toronto, Ontario	Vice-President and Secretary of the Corporation	May 16, 1985	50,000
William J. Robertson [(3)] Calgary, Alberta	Retired Executive	March 31, 1992	11,000
Howard R. Stockford Toronto, Ontario	Executive Vice-President of the Corporation	March 20, 1984	101,181

Notes:

(1) The principal occupations of each of the directors for the past five years and the other boards of directors of public companies on which each such director also serves (if any) are set forth below:

Mr. Carey has held his current occupation for the past five years and is also a director of Compañía Cervecerías Unidas S.A., Empresas Melón S.A., Enaex S.A., Masisa S.A., ING Chile S.A., Moneda Chile Fund and Compañías CIC S.A.

Dr. Gill has held his current occupation for the past five years and is a director of Teck Cominco Limited ("Teck"), Thundermin Resources Inc. ("Thundermin"), CanScot Resources Ltd. and Compressario Corporation ("Compressario").

Dr. Keevil became the President and Chief Executive Officer of Teck Corporation in 1981 and has been the Chairman of Teck since 2001. Mr. Keevil is also a director of Fording Inc.

Mr. McCarter has held his current occupation for the past five years and is also a director of Thundermin and Compressario.

Mr. Robertson was Executive Vice-President and Chief Operating Officer of Agrium Inc. from 1998-2000 when he retired. He serves on no other boards of directors of public companies.

Messrs. Kennedy, Lepage and Stockford have each held their current occupations for the past five years and serve on no other boards of directors of public companies.

(2) The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.

(3) Member of the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee. The Canada Business Corporations Act and applicable securities legislation require the Corporation to have an audit committee. The Corporation has no executive committee.

Statement of Corporate Governance Practices

General

The following describes the Corporation's current corporate governance practices and specifically addresses and comments on the guidelines for corporate governance contained in the Toronto Stock Exchange Company Manual (the "Guidelines"). The Guidelines (which are not mandatory) deal with the constitution of boards of directors and board committees, their functions, their independence from management and other matters relevant to the issue of corporate governance. For purposes of the Guidelines, "corporate governance" means the process and structure used to direct and manage the business and affairs of a corporation with the objective of enhancing shareholder value. The Toronto Stock Exchange requires that disclosure be made by each listed company of its approach to corporate governance and with specific reference to the Guidelines. Accordingly, particulars of the Corporation's corporate governance system are set forth below.

Mandate of the Board

The Board has no specific mandate, its powers being all-encompassing. Responsibilities not delegated to senior management or to a committee of the Board remain those of the full Board.

The Guidelines include a basic corporate governance guideline for the boards of all corporations, being as follows:

"The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:

(i) adoption of a strategic planning process;

(ii) the identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks;

(iii) succession planning, including appointing, training and monitoring senior management;

(iv) a communications policy for the corporation; and

(v) the integrity of the corporation's internal control and management information systems."

The items enumerated above are included within what the Board considers to be its responsibilities. However, the Board does not believe that it is appropriate for it to be involved in the day-to-day management and functioning of the Corporation. It expects that senior management will be responsible for the effective management of the Corporation, subject to the Board's stewardship responsibilities. Given the Board's overall stewardship responsibilities, the Board expects management of the Corporation to meet the following key objectives:

(i) review on an ongoing basis the Corporation's near-term and long-term strategic plans and their implementation in all key areas of the Corporation's activities in light of, among other things, evolving industry and market conditions and with a view to maximizing shareholder value;

(ii) report, in a comprehensive, accurate and timely fashion, on the business and affairs of the Corporation generally, and on any specific matters that management considers to be of material or significant consequence for the Corporation and its shareholders and other stakeholders;

(iii) take timely action, make all appropriate decisions with respect to the Corporation's operations in accordance with all applicable legal and other requirements or obligations and within the framework of the corporate policies in effect and implement appropriate policies, procedures and processes to assure the highest level of conduct and integrity of the Corporation's management and of its employees; and

(iv) conduct a comprehensive annual budgeting process and monitor closely the Corporation's financial and operating performance in conjunction with the annual business plan and budget approved by the Board.

Composition of the Board

The Guidelines make it the responsibility of each board of directors to make a determination of the status of each of its members as related, unrelated, outside or inside, as such terms are defined or understood in the Guidelines. The directors of the Corporation have determined that the Board is composed of five outside directors (i.e. directors who are not officers or employees of the Corporation) and three inside directors, being Messrs. Gill, McCarter and Stockford, all of whom are senior officers of the Corporation. The Board has further determined that four of its outside directors, being Messrs. Keevil, Kennedy, Lepage and Robertson, are unrelated directors (i.e. a director who, among other things, "is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the corporation, other than interests and relationships arising from shareholding") while the other outside director, Mr. Carey, is considered to be a related director due to the fact that a law firm of which he is a partner routinely provides material legal services to the Corporation and/or its subsidiaries.

A related Guideline includes the recommendation that a majority of a board of directors should consist of unrelated directors. In the Corporation's case, as noted above, one-half of the directors are related directors, including three senior officers of the Corporation whose extensive knowledge of the Corporation's business and affairs the Board believes contributes to the effectiveness of the Board.

Board Committees

The Board has three committees: (i) the Audit Committee, (ii) the Compensation Committee and (iii) the Corporate Governance and Nominating Committee. All such committees report directly to the Board. From time-to-time, based on need, ad hoc committees of the Board are also appointed.

The Audit Committee

The Audit Committee, which operates under a written charter, is currently composed of three directors, being Messrs. Kennedy (Chairman), Lepage and Robertson. The Audit Committee meets with the Corporation's financial management personnel and/or with the Corporation's independent auditors at least four times a year to review and assist, as part of its charter, the Board in its oversight responsibilities relating to, among other matters, the quality and integrity of the Corporation's financial statements, the accounting and financial reporting principles and procedures of the Corporation and the adequacy of the Corporation's systems of internal accounting control. The Audit Committee reviews, among other things, the Corporation's financial reporting practices and procedures, the Corporation's annual and quarterly financial statements prior to their issuance to shareholders and filing with regulatory agencies, actual and prospective changes in significant accounting policies and their effect, the planned scope of examinations by the Corporation's independent auditors and their findings and recommendations and the scope of audit and non-audit services provided by the independent auditors. It also recommends to the Board the independent auditors to be proposed to the shareholders for appointment at the Corporation's annual meeting.

All members of the Audit Committee are outside and unrelated directors. The composition of the Audit Committee and its functions, duties and responsibilities, as set out in its charter, are consistent with the requirements for such committee as set forth in the Guidelines.

In response to recent regulatory initiatives in the United States and Canada, the Audit Committee has also reviewed the Corporation's use of its independent auditors for non-audit services. In 2002, the said auditors received $176,181 for audit, audit related and tax compliance services and $4,000 for non-audit services. The Audit Committee believes that the extent to which the Corporation uses its independent auditors for non-audit services is not significant and accordingly such does not affect their independence.

The Compensation Committee

The Compensation Committee is composed of three directors, being Messrs. Lepage (Chairman), Kennedy and Robertson. The Compensation Committee makes recommendations to the Board with respect to the remuneration of the Corporation's Chief Executive Officer (the "CEO") and the other senior executives of the Corporation, all as described under "Management Compensation". The Compensation Committee also advises the Board, in conjunction with the Corporation's pension consultants, on the financial and other aspects of the pension plans of the Corporation, including actuarial assumptions and the adequacy of funding. In addition, the Compensation Committee advises the Board on all other employee benefit plans (including its health and disability plans), the Corporation's stock option plan and directors' compensation.

All members of the Compensation Committee are outside and unrelated directors and, accordingly, the composition of the Compensation Committee complies with the Guidelines.

The Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is composed of three directors, being Messrs. Lepage (Chairman), Kennedy and Robertson. The Corporate Governance and Nominating Committee was established in 2003 by the Board and will generally assume responsibility for developing the approach of the Corporation to matters of corporate governance and submitting to the Board specific recommendations in respect thereto, including as to its ongoing mandate from time to time. In particular, the Corporate Governance and Nominating Committee currently has the authority and responsibility for monitoring the implementation and administration of corporate policies and guidelines adopted or recommended by regulatory authorities (including the Guidelines)

in connection with corporate governance. Included in the foregoing is the mandate to review on a periodic basis the composition of the Board to ensure that the Board is comprised of an appropriate number of qualified and experienced directors, to ensure that an appropriate number of such directors are independent and to recommend procedures to ensure that the Board functions independently of management.

All members of the Corporate Governance and Nominating Committee are outside and unrelated directors and, accordingly, the composition of the Corporate Governance and Nominating Committee complies with the Guidelines.

Independence from Management

The Guidelines state that a board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management. At the present time, the Board believes that the knowledge, experience and qualifications of its outside directors are sufficient to ensure that the Board can function independently of management and discharge its responsibilities, particularly given that the majority of the Board is comprised of outside directors. However, as described under "Committees of the Board", the Board has established a Corporate Governance and Nominating Committee and included in such committee's mandate is the consideration of, as recommended by the Guidelines, implementation of formal "structures and procedures to ensure that the board can function independently of management", such as the board meeting on a regular basis without management present or assigning the responsibility for administering the board's relationship to management to a committee of the board. The Guidelines further state that an appropriate structure would be to appoint an outside director as the chairman of the board with responsibility to ensure that the board discharges its responsibilities or to assign this responsibility to a committee of the board or to a so-called "lead director". The Corporation complies with the foregoing Guideline as Mr. Lepage, an outside and unrelated director of the Corporation, has been appointed Chairman of the Board of the Corporation. The Chairman periodically meets with the directors, excluding the inside directors, to discuss matters relating to the effectiveness of the Board and the quality and content of the information provided to the Board by management of the Corporation.

A further Guideline states that a board of directors should implement a system which enables an individual director to engage an outside advisor at the expense of the corporation in the appropriate circumstances, subject to the approval of an appropriate committee of the board. In the Corporation's case, while the Corporation has not implemented a formal system in respect of the foregoing at this time, the engagement of outside advisors for members and/or committees of the Board is authorized on an ad-hoc basis by the Board as and when circumstances so warrant.

Board Performance

The Guidelines state that a board of directors should implement a process to be carried out by a committee of the board for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of each of the corporation's directors. Further, the Guidelines state that every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board. The Board has currently taken no action in response to these Guidelines as it believes that these recommendations are generally more appropriate for corporations of significantly larger size and complexity than the Corporation and which may have significantly larger boards of directors. However, it is within the current mandate of the Corporate Governance and Nominating Committee to review this aspect of the Guidelines with a view to reporting back to the board with its recommendations, if any, with respect thereto.

Another Guideline recommends that each board examine its number of members and, with a view to determining the impact of such number upon its effectiveness, undertake, where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision making. The Board is currently of the view that seven to nine directors is the optimum number of members for the Board at this time and hence no reduction is appropriate; however, included within the current mandate of the Corporate Governance and Nominating Committee is the review of the current composition of the Board.

Other Guidelines and Matters

The Guidelines include a recommendation that boards review the adequacy and form of compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks of being an effective director. The Compensation Committee periodically reviews the compensation of the directors of the Corporation, with particular regard to the compensation of directors of comparable mining companies, and is satisfied that the current directors' compensation is appropriate (see also "Compensation of Directors").

The Guidelines also recommend that a board, together with the CEO, develop position descriptions for the board and for the CEO involving the definition of the limits of management's responsibilities. The Board currently believes that formulating position descriptions for board members is generally more appropriate for corporations of significantly larger size and complexity than the Corporation and which may have significantly larger boards of directors. With respect to management's responsibilities, generally, any matters of material substance to the Corporation are submitted to the Board for, and are subject to, its approval. Such matters include those matters which must by law be approved by the Board (such as share issuances), approval of the annual budget and other matters of material significance to the Corporation, including any debt or equity financings, investments, acquisitions and divestitures, and the incurring of material unbudgeted expenditures or legal commitments. The Board and/or the Audit Committee also reviews and approves the Corporation's communications with shareholders and the public, including the annual report and quarterly reports to shareholders (which include management's discussion and analysis ("MD&A") and the financial statements contained therein), the annual management information circular and Annual Information Form ("AIF").

In addition, the Guidelines state that a board of directors should approve or develop the corporate objectives which a CEO is responsible for meeting. The specific corporate objectives which the CEO is responsible for meeting (aside from the overall objective of enhancing shareholder value) are, in the Corporation's case, typically related to the advancement, growth, management and financing of the Corporation and its mining operations and projects and matters ancillary thereto. (See also "Report of the Compensation Committee".)

The Board believes that management should speak for the Corporation in its communications with shareholders and others in the investment community and that the Board should ensure that management has instituted and maintains appropriate communication policies and investor relations programs and procedures for the Corporation. In addition, management meets regularly with shareholders and others in the investment community to receive and respond to shareholder feedback.

Board of Directors' Meetings Held and Attendance of Directors

The following sets out the meetings of the Board and of the committees of the Board held and attendance of directors at such meetings for the year ended December 31, 2002:

Number of Board & Committee Meetings Held

Board of Directors	5
Audit Committee	4
Compensation Committee	2

Summary of Attendance of Directors and Committee Members

Director	*Board Meetings Attended*	*Committee Meetings Attended*
Jorge Carey	1 of 2	–
James W. Gill	5 of 5	–
Norman B. Keevil	0 of 5	–
William J.A. Kennedy	5 of 5	6 of 6
Martin Claude Lepage	5 of 5	6 of 6
Peter McCarter	4 of 5	–
William J. Robertson	5 of 5	5 of 6
Howard R. Stockford	5 of 5	–

Meetings of the Board and of the committees of the Board are scheduled at regular intervals and, as well, take place as required from time to time to consider material items of business which may arise in the interim for the Corporation.

Management Compensation

Compensation of Executive Officers

The following table sets forth the compensation earned by the CEO as well as each of the other named executives of the Corporation (referred to collectively with the CEO as the "named executives") during the years ended December 31, 2002, 2001 and 2000:

Summary Compensation Table

Name and Principal Position	*Year*	*Annual Compensation*		*Long-Term Compensation*	
		Salary ($)	*Bonus ($)*	*Securities under Options Granted*[1]	*All Other Compensation ($)*[2]
James W. Gill	2002	682,500	100,000	–	–
President and Chief	2001	650,000	75,000	50,000	–
Executive Officer	2000	561,466	200,000	266,666	–
Howard R. Stockford	2002	515,594	–	–	–
Executive Vice President	2001	491,042	30,000	–	–
	2000	467,659	100,000	244,444	–
David W. Brace	2002	US$262,500	US$20,000	54,445	–
President, South America Division	2001	US$250,000	US$35,000	10,000	–
	2000	US$152,492	US$17,500	75,000	–
David J. Libby	2002	US$245,280	US$12,000	–	–
Vice-President Mining Operations,	2001	US$240,000	US$25,000	–	–
South America Division	2000	288,186	–	44,444	–
Peter McCarter	2002	382,623	10,000	–	–
Vice-President and Secretary	2001	364,403	30,000	–	–
	2000	347,051	100,000	244,444	–

Notes:

(1) Comprised of options to purchase common shares of the Corporation granted in the relevant year, all of which were options granted to replace pre-existing options, the original five year term of which had expired during the year, with the exception of the 75,000 options granted to D.W. Brace in 2000. Also see "Stock Option Plan and Stock Options".

(2) The value of perquisites and other personal benefits for each named executive is less than 10% of total annual salary and bonus of such executive.

Compensation of Directors

Each director of the Corporation receives, with the exception of the related directors (see "Statement of Corporate Governance Practices") and the Chairman of the Board of the Corporation, a fee of $15,000 per year for serving as a director of the Corporation as well as fees of $1,000 for each directors' and committee meeting attended in person and $500 for each such meeting attended by conference telephone. The Chairman of the Board of the Corporation receives annual remuneration of $90,000 as the Chairman and a director of the Corporation. Related directors receive no directors' fees. Directors are reimbursed for their out-of-pocket expenses incurred in attending directors' and committee meetings. Directors are also eligible to be granted stock options under the Corporation's Stock Option Plan and, as at December 31, 2002, of the non-employee directors of the Corporation, Mr. Lepage held options to purchase 50,000 common shares of the Corporation, Messrs. Carey, Keevil and Robertson each held options to purchase 100,000 common shares of the Corporation and Mr. Kennedy held options to purchase 65,000 common shares of the Corporation (see "Stock Option Plan and Stock Options").

Directors' and Officers' Liability Insurance

The Corporation maintains directors' and officers' liability and corporate reimbursement insurance with a $20,000,000 annual and per occurrence limit at an annual premium for the 12 months ended June 1, 2003 of $50,900. Generally, under this insurance, the Corporation would be reimbursed for payments made under corporate indemnity provisions on behalf of its directors and officers and individual directors and officers would be reimbursed for losses arising during the performance of their duties for which they are not indemnified by the Corporation. Excluded from coverage are illegal acts and those acts which result in personal profit. The corporate reimbursement deductible under the policy is $25,000.

Employment and Termination Agreements

The Corporation has employment agreements with three named executives, Messrs. Gill, McCarter and Stockford. Each agreement provides for an indefinite term of service and for minimum annual salary increments for the relevant executives, being no less than inflation in the case of Messrs. Gill and McCarter and being no less than 5% in the case of Mr. Stockford. Each agreement provides that in the event of the termination of the executive's employment by the Corporation (except for cause or voluntary resignation or retirement) or under circumstances where such executive's job functions, duties and/or responsibilities cease to be those presently undertaken by such executive, such executive is entitled to receive an amount equal to three times his then current salary (excluding bonuses). As well, upon any such termination, other non-salary benefits, including pension and health benefits and the retention of stock options of such executive, continue for a period of 36 months following termination.

The Corporation has employment and/or termination agreements with two named executives, Messrs. Brace and Libby, as well as with three other executives of the Corporation. Such agreements provide that such executive is entitled to receive an amount equal to two times his then current salary (excluding bonuses and all non-salary benefits) in the event that, following a change of control of the Corporation (as defined in the agreements), such executive's employment is terminated by the Corporation or such executive's job functions, duties and/or responsibilities cease to be those then currently undertaken by such executive.

Stock Option Plan and Stock Options

The Corporation has in effect a Stock Option Plan (the "Plan") in order to provide effective incentives to directors, officers and senior management personnel of the Corporation and to enable the Corporation to attract and retain experienced and qualified individuals in those positions by permitting such individuals to directly participate in an increase in per share value created for the Corporation's shareholders. Options under the Plan are typically granted in such numbers as reflect the level of responsibility of the particular optionee and his or her contribution to the business and activities of the Corporation. Options granted under the Plan typically have a five year term and are typically made cumulatively exercisable by the holders thereof as to a proportionate part of the aggregate number of shares subject to the option over specified time periods. Options are generally not assignable and, except in certain specified circumstances, terminate upon the optionee ceasing to be employed by or associated with the Corporation. The terms of the Plan further provide that the price at which shares may be issued under the Plan cannot be less than the current market price of the shares when the relevant options are granted. As at December 31, 2002, 3,319,422 common shares were issuable pursuant to unexercised options granted to such date under the Plan and options to purchase a further 3,793,064 common shares remained grantable under the Plan.

Incentives to participants under the Plan may also be provided by the granting of stock appreciation rights. Stock appreciation rights, which would be attached to a stock option, entitle a participant in the Plan to elect, in lieu of exercising an outstanding stock option, to receive the number of shares of the Corporation equivalent in value to the difference between his or her option exercise price and the then existing market value of the common shares of the Corporation multiplied by the number of shares over which he or she could otherwise exercise his or her option. The Plan further permits the Corporation to loan monies to participants in the Plan for purposes of funding the exercise of options or other purchases of shares of the Corporation.

The following table sets forth the particulars of individual grants of options to purchase common shares of the Corporation made under the Plan during 2002 to the named executives:

Name	*Share Options Granted (#)*(1)	*% of Total Options Granted to Employees in the Year*	*Exercise Price ($/Share)*	*Market Value of Shares Underlying Options on the Date of Grant ($/Share)*	*Expiration Date*
David W. Brace	54,445	41.2	3.80	3.80	February 5, 2007

Note:

(1) Comprised of options granted to replace pre-existing options, the original five year term of which had expired during the year.

The following table sets forth particulars concerning exercises of options during 2002 by each of the named executives and the fiscal year-end value of unexercised options held by the named executives:

Name	*Securities Acquired on Exercise (#)*	*Aggregate Value Realized*(1) *($)*	*Unexercised Options at Year-end (Exercisable/Unexercisable) (#)*	*Value of Unexercised in-the-Money Options at Year-end*(2) *(Exercisable/Unexercisable) ($)*
James W. Gill	Nil	Nil	500,000/–	541,166/–
Howard R. Stockford	Nil	Nil	300,000/–	388,110/–
David W. Brace	25,000	13,000	95,444/79,556	34,403/57,760
David J. Libby	20,000	30,910	180,000/–	264,000/–
Peter McCarter	Nil	Nil	300,000/–	388,110/–

Notes:

(1) Calculated as being the closing market price of the common shares of the Corporation on the date prior to the exercise date less the per share exercise price of the relevant options times the number of shares involved.

(2) Calculated as being the closing market price of the common shares of the Corporation as at December 31, 2002, being $3.71, less the per share exercise price of the relevant options, times the number of shares involved.

Composition of the Compensation Committee

The Compensation Committee of the Board consists of Mr. Lepage (Chairman), Mr. Kennedy and Mr. Robertson. All members of the Compensation Committee are outside and unrelated directors.

Report of the Compensation Committee

The Compensation Committee is responsible for making recommendations to the Board with respect to the compensation of the executive officers of the Corporation as well as, among other things and as described under "Compensation Committee", with respect to the Corporation's stock option, pension and other employee benefit plans. The Board (exclusive of the officers of the Corporation who are also members of the Board) reviews such recommendations and is responsible for ultimately determining executive compensation.

Generally, compensation is provided by the Corporation to its executive officers, including the CEO, by way of salary, cash bonuses and the granting of stock options. The overall objective adopted by the Compensation Committee is to ensure that executive compensation is fair and reasonable and sufficient to attract and retain qualified and experienced executives.

In terms of the setting of salaries and bonuses, the Compensation Committee reviews and considers comparisons of executive compensation for other companies operating in the mining industry and, in particular, compares such compensation to the compensation paid by other Canadian public mining companies having in excess of 1,000 employees. In the case of the three executive officers who have employment contracts with the Corporation, which includes the CEO, certain minimum base salary compensation is prescribed under those contracts (see "Employment and Termination Agreements"). Given the cyclical nature of the mining industry and the particular impact that external factors beyond the control of the Corporation have on the Corporation, such as metal prices, it is considered that a fixed system of specific performance-based bonuses could create more inequity than benefit. Bonuses over established

salary have thus been limited to an annual award given to recognize deserving individual performance or initiatives undertaken in respect of operations or activities falling within the responsibility of the particular executive officer. The Compensation Committee is of the view that the granting of stock options is an appropriate method of providing long-term incentives to senior executives of the Corporation as such, in general, align the interests of the executives with those of the shareholders. The salary paid by the Corporation to the CEO in 2002 was $682,500, compared to the average salary of $640,000 paid to the chief executive officers of the comparison group, while the CEO's salary and bonus paid in 2002 was $784,500, compared to the average salary and bonus of $840,000 of the chief executive officers of the comparison group. In setting the compensation of the other executive officers of the Corporation, the Compensation Committee, in addition to its review of the comparison group data, also has particular regard to the recommendations of the CEO. In addition, while there are no defined performance targets utilized by the Compensation Committee in determining annual levels of compensation for executive officers, the Compensation Committee also compares the Corporation's performance in the preceding year against its budget in assessing executive compensation and, in the case of the CEO in particular, assesses the overall performance of the Corporation against certain corporate objectives established at the beginning of the year. Also included in such overall assessment are specific initiatives undertaken in the year by the Corporation that have advanced the growth and progress of the Corporation and the enhancement of shareholder value during the year.

Claude Lepage *William Kennedy* *William Robertson*

Performance Graphs

The adjacent table compares the total cumulative shareholder return (including re-investment of dividends) for $100 invested in the common shares of the Corporation on January 1, 1998 with the S&P/TSX Composite Total Return Index and the TSX Metals and Minerals Total Return Index over the five succeeding years:

Comparison of 5 Year Total Common Shareholders' Return


DOLLARS
200
150
100
50
0
Aur Common Shares
S&P/TSX Composite Total Return Index
TSX Metals & Minerals Total Return Index

For the years		1998	1999	2000	2001	2002
Aur Common Shares	100	77	85	68	115	112
S&P/TSX Composite Total Return Index	100	98	130	139	122	107
TSX Metals & Minerals Total Return Index	100	82	122	104	118	112

The adjacent table compares the total cumulative shareholder return (including re-investment of dividends) for $100 invested in the common shares of the Corporation on January 1, 1993 with the S&P/TSX Composite Total Return Index and the TSX Metals and Minerals Total Return Index over the ten succeeding years:

Comparison of 10 Year Total Common Shareholders' Return



DOLLARS
Aur Common Shares
S&P/TSX Composite Total Return Index
TSX Metals & Minerals Total Return Index
350
300
250
200
150
100
50
0

For the years		1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Aur Common Shares	100	198	150	233	276	118	91	100	80	136	133
S&P/TSX Composite Total Return Index	100	133	132	152	194	224	220	290	311	272	238
TSX Metals & Minerals Total Return Index	100	128	153	185	200	148	122	180	154	174	165

Defined Benefit or Actuarial Pension Plans

Each of the named executives and certain other senior executives participate in a registered pension plan and a supplementary pension plan. The aggregate benefit provided by these plans for each participating executive is calculated as 2% of the average of the highest five consecutive years of base salary multiplied by the years of credited service. There is no reduction of the pension for retirement after age 60 nor is there any deduction for social insurance or other benefits.

Pension Plan Table

Estimated Total Annual Benefit on Retirement ($)

	Years of Credited Service (1)						
Pensionable Earnings	*5*	*10*	*15*	*20*	*25*	*30*	*35*
200,000	20,000	40,000	60,000	80,000	100,000	120,000	140,000
250,000	25,000	50,000	75,000	100,000	125,000	150,000	175,000
300,000	30,000	60,000	90,000	120,000	150,000	180,000	210,000
350,000	35,000	70,000	105,000	140,000	175,000	210,000	245,000
400,000	40,000	80,000	120,000	160,000	200,000	240,000	280,000
500,000	50,000	100,000	150,000	200,000	250,000	300,000	350,000
600,000	60,000	120,000	180,000	240,000	300,000	360,000	420,000
700,000	70,000	140,000	210,000	280,000	350,000	420,000	490,000
800,000	80,000	160,000	240,000	320,000	400,000	480,000	560,000
900,000	90,000	180,000	270,000	360,000	450,000	540,000	630,000

Note:

(1) Credited service as of December 31, 2002, rounded to the nearest number of years, is: D. Brace – 8, J. Gill – 31, D. Libby – 9, P. McCarter – 23 and H. Stockford – 21.

Appointment of Auditors

Unless such authority is withheld, the persons named in the enclosed proxy intend to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, Toronto, as auditors of the Corporation to hold office until the next annual meeting of shareholders and to authorize the directors to fix the remuneration of PricewaterhouseCoopers LLP as the auditors.

General

Management is not aware of any other matters which are to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any matters other than those referred to herein should be presented at the Meeting, the persons named in the enclosed proxy are authorized to vote the shares represented by the proxy in accordance with their best judgement. The contents and sending of this Circular have been approved by the Board.

The Corporation annually files an AIF with the various provincial securities commissions and administrators across Canada. A copy of the Corporation's AIF dated March 11, 2003, its audited consolidated financial statements and MD&A for its year ended December 31, 2002, its subsequent interim financial statements and this Circular may be obtained from the Secretary of the Corporation upon request. Copies of the above and other disclosure documents of the Corporation may also be examined and/or obtained through the Internet by accessing Aur's website at www.aurresources.com or accessing the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

By order of the Board of Directors

James W. Gill
President and Chief Executive Officer

Toronto, Ontario
March 11, 2003

AUR RESOURCES INC.

ANNUAL INFORMATION FORM

March 11, 2003

TABLE OF CONTENTS

Disclosure Regarding Forward-Looking Statements

Certain of the statements that are not historical facts contained in this Annual Information Form ("AIF") (and the other disclosure documentation of Aur Resources Inc. ("Aur") such as its annual and quarterly reporting to shareholders) are forward-looking statements that involve risks and uncertainties that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such forward-looking statements include, among other things, statements regarding targets, estimates and/or assumptions in respect of copper production and/or copper prices, cash operating costs and capital expenditures, increases and decreases in production, reserves and/or resources and in anticipated grades and recovery rates and are or may be based on assumptions and/or estimates related to future economic, market and other conditions. Factors that could cause actual results, developments or events to differ materially from those anticipated include, among others, the factors described or referred to under "Business of the Company - Risk Factors and Governmental Regulation" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" herein and include unanticipated and/or unusual events. Many of such factors are beyond Aur's ability to control or predict.

Actual results may differ materially from those anticipated. Readers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Aur disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise.

National Instrument 43-101 – Standards of Disclosure for Mineral Projects

National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("43-101") issued by the Canadian Securities Administrators requires, among other things, that issuers ensure that all written disclosure of a scientific or technical nature, other than a news release, concerning a mineral project on a property material to the issuer identifies and discloses the relationship to the issuer of the qualified person who prepared or supervised the preparation of the technical report or other information that forms the basis for the written disclosure. A "qualified person" for purposes of 43-101 means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation and/or mineral project assessment, has experience relevant to the subject matter of the disclosure and is a member in good standing of a professional association.

Exchange Rates Table and Data

Dollar amounts set forth in this AIF are, except as indicated, stated in United States dollars. The following table sets forth for each period indicated the period-end exchange rates, the average exchange rates and the high and low exchange rates for Canadian dollars. These rates are the noon buying rates in New York City for the purchase of one United States dollar with Canadian dollars.

	Year ended December 31,		
	2002	2001	2000
Year end	1.5776	1.5924	1.4995
Average	1.5703	1.5489	1.4854
High	1.6194	1.6021	1.5593
Low	1.5038	1.4936	1.4341

On February 28, 2003, the noon buying rate was Cdn.$1.4871/US$1.00.

THE COMPANY

Aur is a Canadian company active in the acquisition, exploration, development and mining of mineral properties. Its principal assets consist of its 76.5% shareholding interest in the Quebrada Blanca copper mine in Chile, its 63% shareholding interest in the Andacollo copper mine in Chile, its 30% interest in the Louvicourt copper-zinc-silver-gold mine in Québec, its right to earn a 100% interest in the Duck Pond copper-zinc property in Newfoundland and its portfolio of exploration and other properties located principally in northwestern Québec, central Manitoba and Saskatchewan and Chile.

Aur was originally incorporated under the Canada Business Corporations Act (the "CBCA") by articles of incorporation on September 14, 1981. Aur's current constating documents are its articles of amalgamation filed under the CBCA and dated January 1, 1999, as amended by articles of amendment dated April 26, 2002 whereunder Aur's then issued Class B shares were converted into common shares.

The following chart describes the intercorporate relationships amongst Aur and its material subsidiaries as at December 31, 2002, including the percentage of voting securities of the subsidiary owned by Aur and the jurisdiction of the subsidiary:


Aur Resources Inc. Canada
100%
100%
100%
Canada Tungsten (Cayman) Inc. Cayman Islands
Aur (Barbados) Inc. Barbados
Aurcay Holdings Inc. Cayman Islands
100%
Aurcay Inc. Cayman Islands
100%
Aur QB Inc. Cayman Islands
0.002%
99.998%
4.52%
76.5%
99.9%
0.1%
Minera Canada Tungsten Chile Limitada Chile
58.48%
Compañía Minera Carmen de Andacollo Chile
Compañía Minera Quebrada Blanca S.A. Chile
Compañía Minera Aur Resources Chile Limitada Chile

Unless the context otherwise requires, references herein to "Aur" may include, collectively or individually, one or more of the direct or indirect subsidiaries of Aur.

Aur's executive and registered office is located at Suite 2501, 1 Adelaide Street East, Toronto, Ontario, M5C 2V9 (telephone: (416) 362-2614; fax: (416) 367-0427; e-mail: info@aurresources.com; website: www.aurresources.com).

As at December 31, 2002, Aur's had approximately 1,270 employees.

BUSINESS OF THE COMPANY

Louvicourt Mine

Ownership Interests

The operation of the Louvicourt mine is governed by a joint venture agreement between Aur, Teck Cominco Limited (together with its subsidiaries, "Teck") and Novicourt Inc. ("Novicourt"), a subsidiary of Noranda Inc. ("Noranda"). Aur holds a 30% interest in the joint venture, with Teck and Novicourt holding 25% and 45% interests therein, respectively. Aur is the operator of the joint venture.

Property Interests and Location

The Louvicourt property consists of an 1,800 metre by 1,900 metre area (845 acres) held under various mining and surface leases and mining claims.

The property is located in Louvicourt Township approximately 24 km east of the city of Val d'Or, Québec and is accessed by road off highway #117. A 3 km railway spur line connects the operation to the CN railway for the shipment of copper and zinc concentrates.

Geology

The Louvicourt deposit, which was discovered by Aur in 1989, lies within a 1.5 km wide unit of felsic volcanic rocks of the Val d'Or Formation that host numerous copper-zinc massive sulphide occurrences. The deposit consists of massive, stringer and disseminated sulphides of copper (chalcopyrite), zinc (sphalerite) and iron (pyrite) with associated economically significant gold and silver mineralization.

The copper and zinc sulphides are relatively coarse grained and can be readily concentrated to saleable concentrates using standard flotation circuits. The gold and silver report to the copper concentrates and provide significant precious metal revenues to the mine. The concentrates have no impurities which cause smelter penalties to be incurred.

Mineral Reserves and Resources

The following table presents 100% of the mineral reserves and resources at the Louvicourt mine as estimated by Aur as at December 31, 2002:

Mineral Reserves

	t(000's)	Cu (%)	Zn (%)	Ag (g/t)	Au (g/t)
Proven	2,600	3.00	1.87	25.2	0.81
Probable	29	0.14	7.15	38.6	0.82
Total	2,629	2.97	1.93	25.4	0.81

Mineral Resources (including Reserves)

	t(000's)	Cu (%)	Zn (%)	Ag (g/t)	Au (g/t)
Measured	3,057	2.96	1.95	25.4	0.83
Indicated	86	1.05	4.21	32.4	0.84
Total	3,143	2.91	2.01	25.6	0.83
Inferred	27	1.43	3.26	30.2	0.82

Notes:

"t(000's)" means thousands of tonnes; "g/t" means grams per tonne; "Cu" means copper; "Zn" means zinc; "Ag" means silver; "Au" means gold.

The Louvicourt reserve and resource estimates have been prepared and classified in accordance with the standards established under 43-101. The qualified persons responsible for direct supervision of the estimates are Bernard Salmon, Eng., Chief Geologist, Louvicourt Mine, as to the resource estimate, and Denis Fleury, Eng., Chief Engineer, Louvicourt Mine, as to the reserve estimate. The proven and probable reserves represent those parts of the measured and indicated resources, respectively, that are economically viable after allowing for waste rock dilution, for extraction losses and for historic mine-mill grade adjustment factors.

The reserve calculations incorporate a copper price of $0.85/lb., a zinc price of $0.40/lb., a silver price of $5.00/oz., a gold price of $300/oz., an exchange rate of $1.00=Cdn$1.51 ($1.00=Cdn$1.54 for material scheduled to be mined in 2003) and a net smelter return cut-off of Cdn$38.00 per tonne.

The resources are stated at a 2% copper equivalent ("CuEq") cut-off grade. The CuEq grades applied to by-product metals are: 0.2% CuEq for 1% Zn, 0.01% CuEq for 1 g/t Ag and 0.5% CuEq for 1g/t Au. The resource classification is based on block model sample density measured by the number of sample points within a 35 metre spherical radius of a block centre. Measured, indicated and inferred resources are composed of blocks with sample densities of 40 or more samples, 20-39 samples and 1-19 samples, respectively.

Resources that do not qualify as reserves do not have demonstrated economic viability.

Underground and Surface Facilities

Access to the deposit is provided via a circular concrete lined shaft sunk to a depth of 945 metres with underground sub-levels at 30 metre intervals connected by an internal ramp. An ore pass system gravity-feeds ore to a crusher located on the 900 metre level where the ore is crushed prior to hoisting to surface. Mine equipment is trackless, utilizing diesel and electric power. Paste backfill is utilized to provide ground support and to reduce the volume of tailings required to be stored in the surface tailings facility.

Surface facilities at the Louvicourt minesite principally consist of a concentrator, a headframe and hoisthouse, a paste backfill plant, office and dry facilities, maintenance shops and a warehouse.

The concentrator, which produces copper and zinc concentrates, is a standard differential flotation mill comprised of a grinding section, with a semi-autogenous (SAG) mill, and a flotation section with copper and zinc circuits. Approximately 50% of the tailings are pumped to a submerged tailings pond located 8 km northwest of the concentrator. The balance of the tailings is placed underground as backfill. Electrical power for the operation is supplied from the nearby Hydro Québec power grid.

Approximately 300 persons are employed at the site. The employees are not unionized.

The Louvicourt mine operates in accordance with all applicable laws, standards and practices for environmental protection.

Mine Plan and Concentrate Production

Production commenced at the Louvicourt mine in 1994. During the period 1996-2001, the mining rate was 4,300 tonnes per day. During 2002, the mining rate was reduced to 4,100 tonnes per day. The mining rate is expected to average 3,800 tonnes per day during the first half of 2003 and to average 3,000 tonnes per day for the balance of the year. As at December 31, 2002, the Louvicourt mine had produced approximately 12.6 million tonnes of ore at an average grade of 3.6% copper, 1.5% zinc, 25.9 g/tonne silver and 0.9 g/tonne gold. The current proven and probable reserves at the Louvicourt mine can support production until approximately May, 2005.

Approximately 1.5 million tonnes of ore was mined and milled during 2002. The average head grade was 3.1% copper, 1.6% zinc, 24.0 g/tonne silver and 0.83 g/tonne gold, with a copper recovery of 96.8% to a 28.7% copper concentrate and a zinc recovery of 83.8% to a 56.0% zinc concentrate. Gold recovery was 70.5% and silver recovery 65.0%. Concentrate production during 2002 was 156,765 tonnes of copper concentrates and 35,736 tonnes of zinc concentrates.

A total of 1.2 million tonnes of ore is scheduled to be mined and milled in 2003 at an average head grade of 3.2% copper, 1.7% zinc, 24.4 g/tonne silver and 0.73 g/tonne gold, with a copper recovery of 96.5% to a 28.6% copper concentrate and a zinc recovery of 82.1% to a 56.2% zinc concentrate. The 2003 plan estimates a gold recovery of 68.6% and a silver recovery of 66.2%. Concentrate production in 2003 is expected to be approximately 132,000 tonnes of copper concentrates and 30,000 tonnes of zinc concentrates.

Concentrate Sales Agreements

The copper concentrates produced at the Louvicourt mine are sold under a life of mine contract to Noranda Metallurgy Inc. and are shipped by rail to and smelted at its smelter in Rouyn, Québec. The prices received for the payable copper, gold and silver contained in such concentrates are based on London Metal Exchange ("LME") and London Bullion Market Association quotations. Treatment and refining charges are adjusted annually.

The zinc concentrates are currently sold to Canadian Electrolytic Zinc Limited and are shipped by rail to and smelted at its smelter in Valleyfield, Québec. The price received for the payable zinc contained in such concentrates is based on LME quotations. Treatment and refining charges are adjusted annually.

Operating Costs, Capital Expenditures and Closure Costs

The minesite cash operating cost at the Louvicourt mine during 2002 was $26.25 per tonne of ore milled while total cash operating costs (including smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing and net of by-product credits) were $0.46/lb. of copper sold. In 2003, the average minesite cash operating cost is expected to be $30.67 per tonne of ore milled while total cash operating costs are expected to be $0.49/lb. of copper sold.

No capital expenditures were made in 2002 and none are expected to be made in 2003.

Louvicourt's closure plan, initially approved in 1996, was updated in 2002 and the updated plan has received preliminary approval from the Quebec Ministry of Natural Resources. Aur's share of the total closure costs, including reclamation, employee severance costs and future site monitoring, is estimated to be $2.1 million.

Quebrada Blanca Mine

Ownership Interests

The Quebrada Blanca property is owned by a Chilean private company, Compania Minera Quebrada Blanca S.A. ("QB"). Aur owns 90% of the Series A shares of QB. Inversiones Mineras S.A. ("Pudahuel"), a Chilean private company, owns 10% of the Series A shares and 100% of the Series C shares of QB. Empresa Nacional de Minera ("ENAMI"), a Chilean government entity, owns 100% of the Series B shares of QB. Aur's 76.5% overall shareholding interest in QB is derived from its 90% ownership of the Series A shares of QB. When combined with the Series B and Series C shares of QB, Aur's 90% holding of the Series A shares equates to a 76.5% interest in QB's total share equity. When combined with its 10% Series A shareholding, Pudahuel's 100% holding of Series C shares of QB equates to a 13.5% interest in QB's total share equity. ENAMI's 100% holding of Series B shares of QB equates to a 10% interest in QB's total share equity. The owners of the Series A shares of QB were responsible for providing, on a pro rata basis, 100% of the capital required to develop and bring the QB mine into commercial production and remain responsible for providing any further capital required in connection with ongoing mine operations, including any capital expenditures. The Series B shares of QB are voting, carry dividends equal in value per share to those payable on the Series A shares and are always to be equal in number to 10% of the aggregate number of Series A, Series B and Series C shares of QB outstanding from time to time, without being required to contribute any further capital. The Series C shares of QB are voting, carry dividends equal in value per share to those payable on the Series A shares and are always to be equal in number to 5% of the aggregate number of Series A, Series B and Series C shares of QB outstanding from time to time, without being required to contribute any further capital. Pursuant to a shareholders' agreement amongst the Series A, B and C shareholders (the "QB Shareholders Agreement"), at least 30% of the net profits of QB in each year must be distributed as dividends once QB has repaid the existing senior project debt that it currently owes to Aur. Subject to the foregoing, as it is currently intended that all shareholder debt, including subordinated debt and other obligations of QB to Aur, will be repaid prior to the payment of dividends, the Series B and Series C shares in essence provide the holders thereof with, respectively, the equivalent of a 10% and a 5% net profits interest in the QB mine. ENAMI is also entitled to receive,

under the by-laws of QB, a per pound price participation in copper sales from the QB mine equal to 10% of the amount by which the average realized sales price per pound of copper sold by the mine in any calendar year exceeds a specified inflation indexed price for such year, which price, as at December 31, 2002, was $1.37/lb.

Pursuant to the QB Shareholders Agreement, Aur is entitled to appoint four members to QB's board of directors, with Pudahuel being entitled to appoint one such member and ENAMI being entitled to appoint two such members.

Property Interests and Location

QB owns the exploitation and/or exploration rights over an area of approximately 80 square km in the immediate area of the Quebrada Blanca deposit pursuant to various mining concessions and other rights. In addition, QB owns surface rights covering the minesite and other areas aggregating approximately 3,150 hectares as well as certain other exploration rights in the surrounding area.

The QB mine is located in northern Chile approximately 170 km southeast of the port city of Iquique and 1,500 km north of the city of Santiago, the capital of Chile. Access to the minesite is via road from Iquique.

The property is in the Andes at an altitude of between 4,090 and 4,400 metres. The climate is arid or semi-arid with rain and snow precipitation totalling 150 mm to 200 mm per year. Temperatures typically range from minus 5°C to plus 8°C in the winter and from 0°C to 15°C in the summer.

Geology

The QB orebody is a porphyry copper deposit located in a 30-40 km wide belt of volcanic and sedimentary rocks which contains a number of the world's largest copper mines including Collahuasi (10 km to the east) and Chuquicamata (190 km to the south). All of these deposits are spatially related to a major north-south fault, the West Fissure Fault, or to splays off this fault.

The QB orebody occurs within a 2 km x 5 km quartz monzonite intrusive stock. Supergene enrichment processes have dissolved and redeposited the primary (hypogene) chalcopyrite as a blanket of supergene copper sulphides, the most important being chalcocite and covellite, with lesser copper oxides/silicates such as chrysocolla in the oxide zone. The supergene mineralization averages 80 metres in thickness and is, for the most part, overlain by a 100 metre thick, low grade or waste leached cap and unmineralized rock and gravels. Irregular transition zones, with (locally) faulted contacts separate the higher and lower grade supergene/dump leach ores from the leached cap and hypogene zones.

Mineral Reserves and Resources

The following table presents leachable mineral reserves and resources at the QB mine as estimated by QB for 100% of the heap leach and dump leach categories as at December 31, 2002:

Mineral Reserves

	Heap Leach			Dump Leach			Total		
Category	t(000's)	TCu(%)	SCu(%)	t(000's)	TCu(%)	SCu(%)	t(000's)	TCu(%)	SCu(%)
Proven	28,053	1.17	1.03	40,184	0.57	0.39	68,237	0.82	0.65
Probable	45,533	1.10	1.00	30,947	0.47	0.32	76,480	0.85	0.73
Total Reserves	73,586	1.13	1.01	71,131	0.53	0.36	144,717	0.83	0.69

Mineral Resources (including Mineral Reserves)

	Heap Leach			Dump Leach			Total		
Category	t(000's)	TCu(%)	SCu(%)	t(000's)	TCu(%)	SCu(%)	t(000's)	TCu(%)	SCu(%)
Measured	29,591	1.19	1.03	44,150	0.57	0.37	73,741	0.82	0.64
Indicated	49,647	1.11	0.98	51,491	0.47	0.31	101,138	0.78	0.64
Total Resources	79,238	1.14	1.00	95,641	0.51	0.34	174,879	0.80	0.64
Inferred	36,611	0.98	0.84	77,058	0.46	0.29	113,669	0.63	0.46

Notes:

"t(000's) means thousands of tonnes; TCu(%) is the percent assayed total copper grade; SCu(%) is the percent soluble copper, which is the sum of the acid soluble copper assay and cyanide soluble copper assay; "m" means metres.

The QB mineral reserve and resource estimates have been prepared and classified in accordance with the standards established under 43-101. The estimation work was carried out by Neil C. Barr, P Geo., Chief Geologist at the QB mine, a qualified person, as to the resource estimate and by Vicente Palomer, Ing. Civil Minas, Chief Engineer at the QB mine under the supervision of David J. Libby, P.Eng, Vice-President, Mining Operations, South America Division, a qualified person.

Mineral reserves and resources were estimated using a copper price of $0.95/lb. and cut-off grades of 0.50 SCu% for Heap Leach, 0.125 SCu% for Sulphide Dump Leach, and 0.161 SCu% for Oxide Dump Leach. Proven and probable mineral reserves comprise those portions of the measured and indicated resources, respectively, that are contained within the currently planned final pit design which was derived from the QB02 resource block model and adjusted for the pit topography on December 31, 2002 and include broken stockpiles totalling 25.5 million tonnes grading 0.60 TCu%. Measured resources are defined by a minimum of 20 drillhole assay composites and a drillhole spacing of approximately 50 m x 50 m x 70 m, indicated resources are defined by between 9 and 19 drillhole assay composites and a drillhole spacing of approximately 70 m x 70 m x 100 m and inferred resources, by between 4 and 8 drillhole assay composites and a drillhole spacing of approximately 100 m x 100 m x 141 m.

Resources that do not qualify as reserves do not have demonstrated economic viability.

The primary (hypogene) deposit which underlies the supergene mineralization at the QB mine is essentially unexplored. The limited drilling completed to date has intersected significant hypogene copper mineralization and, accordingly, potential exists to outline hypogene resources and/or reserves at QB.

Mining and Processing

Production commenced in August 1994 and, as at December 31, 2002, the QB mine had produced 548,922 tonnes of cathode copper from 52.9 million tonnes of ore mined and stacked at an average grade of 1.54% total copper.

During 2002, 7.3 million tonnes of heap leach ore at a grade of 1.52% total copper were mined, crushed and stacked on the leach pads, 3.3 million tonnes of dump leach ore at a grade of 0.59% total copper were stockpiled for leaching and a total of 20.2 million tonnes of waste was mined, yielding a strip ratio of 1.89:1. During 2003, 7.7 million tonnes of heap leach ore at a grade of 1.17% total copper are scheduled to be mined, crushed and stacked on the leach pads, 6.4 million tonnes of dump leach ore averaging 0.59% total copper are to be stockpiled for dump leaching and 21.3 million tonnes of waste are also to be mined, yielding a strip ratio of 1.52:1.

The current QB life of mine plan involves the open-pit mining of approximately 21,000 tonnes per day ("tpd") (7.7 million tonnes per year) of mineral reserves to be heap leached, an average of 20,000 tpd of mineral reserves to be dump leached and an average of 65,000 tpd of waste. The current proven and probable reserves at the QB mine are sufficient to sustain copper production under the current mine plan until at least 2013.

The QB processing facilities produce cathode copper by utilizing crushing, agglomerating, stacking, heap leaching, dump leaching and solvent extraction and electrowinning ("SX-EW") processes.

Mining on 15 and 7.5 metre benches is carried out using standard drilling and blasting techniques, mucking with three 27 cu. yd. shovels and one front end loader and hauling the ore and waste with a fleet of eight 157 tonne trucks, which will be replaced by the end of the first quarter of 2003 with eight new 185 tonne trucks. Heap leach ore is delivered to a three stage crushing facility located close to the open pit, where the ore is crushed, screened and conveyed to a rotary agglomeration facility where it is pre-treated with hot water and sulphuric acid before being stacked 8 metres high utilizing a grasshopper stacking system on 2 dynamic (load-unload) leach pads. Sulphuric acid is applied, using drippers and wobblers, to the ore to dissolve the copper with the assistance of bacteria and air. The leaching process recovers approximately 77% of the soluble copper in approximately 500 days. The dynamic heap leach pad arrangement allows for up to 550 days of leaching time before spent ore must be removed. The dump leach facility, which leaches the uncrushed, lower grade supergene and oxide ores, commenced operation in January 2003.

Copper-bearing solutions are collected from the leach pads and the dump leach facility and piped to the SX-EW plant. The solvent extraction consists of three parallel circuits with each circuit comprised of two extraction stages and one stripping stage to concentrate the copper sulphate solutions for supply to the electrowinning plant. Cathode copper is produced by the electrowinning of the copper in solution, utilizing electrolysis to deposit the copper onto stainless steel cathodes. The SX-EW plant is capable of producing up to 80,000 tonnes of cathode copper per year. The cathode copper produced is trucked to Iquique for shipment to purchasers.

Up to 35 MW of electrical power for the minesite is supplied by on-site diesel generators using heavy oil fuel. In November 2002, the QB mine was connected to the SING power grid in northern Chile in order to provide an additional 14 MW of electrical power to the site. Process water is supplied from seven QB-owned water wells and associated water rights located in the Salar de Michincha and pumped through a 38 kilometre long pipeline to the site.

Mine infrastructure also includes an administration office, an analytical and metallurgical laboratory, maintenance facilities, a warehouse, a powerhouse and fully serviced camp.

The labour force employed in the operation of the mine, totalled approximately 1,185 people as at December 31, 2002, including approximately 550 people employed by on-site contractors and 16 in an administrative office in Iquique. Most of the on-site employees and contractor personnel work on a 7 days on-7 days off, 12 hours per day schedule, with bus transportation being supplied to and from Iquique. Senior staff work on a 4 days on, 3 days off schedule.

The QB mine is unionized, with the current union contract expiring in June, 2004.

The QB mine operates in accordance with all applicable laws, standards and practices for environmental protection.

Cathode Production

In 2002, the QB mine produced 73,827 tonnes of cathode copper, 100% of which met LME Grade A standards. Production in 2003 is budgeted to be approximately 77,000 tonnes of LME Grade A cathode copper. In 2003, the process of obtaining LME brand registration of QB's cathode copper will commence.

Marketing

Sales agreements have been entered into with three metals trading entities under which an aggregate of 4,500 tonnes per month of cathode copper to be produced by the QB mine in 2003 has been sold at prices based on the average LME cash settlement price, plus a premium. The remaining QB copper cathode production in 2003 will be sold on the spot market.

Operating Costs and Capital Expenditures

Cash operating costs, including transportation, marketing and direct administration costs, were $0.48/lb. of copper sold in 2002. In 2003, the cash operating costs, including transportation, marketing and direct administration costs are expected to be $0.48/lb. of copper sold.

Capital expenditures in 2002 were $25.2 million and were $9.8 million in 2001. These expenditures were incurred primarily to allow annual production to be increased up to 80,000 tonnes of cathode copper, to improve copper quality to 100% LME Grade A and to reduce operating costs. The 2002 capital expenditures included $16.9 million to complete the the dump leach facility and $6.1 million to complete the connection of the QB mine to the SING power grid.

A program of infill drilling, designed to further upgrade mineral resources to reserves, is ongoing and will result in periodic updates to mineral resource and reserve estimates and revised mine plans.

Andacollo Mine

Ownership Interests

The Andacollo property is owned by a Chilean private company, Compañía Minera Carmen de Andacollo ("CDA"). Aur owns 70% of the Series A shares of CDA, with Compañía Minera del Pacífico S.A. ("CMP"), a Chilean mining enterprise, owning the remaining 30% of the Series A shares of CDA. ENAMI owns 100% of the Series B shares of CDA. When combined with Series B shares of CDA, Aur's 70% holding and CMP's 30% holding of the Series A shares of CDA equate to 63% and 27% interests, respectively, in CDA's total share equity. ENAMI's Series B shares of CDA equate to 10% of CDA's total share equity. Aur and CMP, as the owners of all the Series A shares of CDA, provided, on a 70:30 basis, 100% of the funds required to develop and bring the Andacollo deposit into commercial production and remain responsible for providing any further capital required in connection with ongoing mine operations, including any capital expenditures. The Series B shares of CDA are voting, carry dividends equal in value per share to those payable on the Series A shares and are always to be equal in number to 10% of the aggregate number of Series A and Series B shares of CDA outstanding from time to time, without being required to contribute any further capital. As it is currently intended that all shareholder debt incurred by CDA to put the Andacollo mine into production will be repaid prior to the payment of dividends, the Series B shares in essence provide ENAMI with the equivalent of a 10% net profits interest in the mine.

Pursuant to CDA's by-laws, Aur is entitled to appoint four members to CDA's board of directors, with CMP being entitled to appoint two such members and ENAMI being entitled to appoint one such member.

Property Interests and Location

CDA owns the exploitation and/or exploration rights over an area of approximately 206 square km in the area of the Andacollo deposit pursuant to various mining concessions and other rights. In addition, CDA owns the surface rights covering the minesite and other areas aggregating approximately 21 square km.

The Andacollo property is located in Coquimbo Province in central Chile. The site is adjacent to the town of Andacollo, approximately 55 km southeast of the port city of La Serena and 350 km north of Santiago. Access to the Andacollo mine is by paved roads from La Serena. The mine is located near the southern limit of the Atacama Desert at an elevation of approximately 1,000 metres. The climate around Andacollo is transitional between the desert climate of northern Chile and the Mediterranean climate of the Santiago area.

Geology

The Andacollo orebody is a porphyry copper deposit consisting of disseminated and fracture-controlled copper mineralization contained within a gently dipping sequence of andesitic to trachytic volcanic rocks and sub-volcanic intrusions. The mineralization is spatially related to a feldspar porphyry intrusion and a series of deeply rooted fault structures. The primary pyrite-chalcopyrite deposit has been exposed at surface and subjected to surface weathering processes resulting in the formation of a leached zone ranging from 10 to 60 metres thick and averaging approximately 30 metres in thickness. The original copper sulphides leached from

this zone have been re-deposited mainly as copper silicate (chrysocolla) in an oxide zone and as supergene copper sulphides (chalcocite with lesser covellite) both below the leached zone. This supergene-oxide blanket which comprises the current mineral resource at Andacollo occupies an area of approximately 1,500 metres by 1,000 metres, ranges in thickness between 5 and 80 metres and grades downwards into a primary (hypogene) zone mineralized with pyrite and chalcopyrite.

Mineral Reserves and Resources

The following table presents the mineral reserves and resources at the Andacollo mine as estimated by Aur for 100% of the oxide and supergene portions of the deposit as at December 31, 2002:

Mineral Reserves

	t(000's)	TCu(%)	SCu(%)
Proven	19,487	0.77	0.68
Probable	-	-	-
Total Reserves	19,487	0.77	0.68

Mineral Resources (including Reserves)

	t(000's)	TCu(%)	SCu(%)
Measured	53,259	0.59	0.50
Indicated	4,899	0.4 5	0.41
Total Resources	58,158	0.5 8	0.49
Inferred	4,543	0.48	0.43

Notes:

"t (000's)" means thousands of tonnes; "TCu(%)" is the percent assayed total copper grade; "SCu(%)" is the percent soluble copper, which is the sum of the acid soluble copper assay and cyanide soluble copper assay; "m" means metres.

The Andacollo mineral reserve and resource estimates have been prepared and classified in accordance with the standards established under 43-101. The qualified persons responsible for the mineral resource and reserve estimates, respectively, are Twila Griffith, P.Geol., Chief Mine Geologist, Andacollo Mine and David J. Libby, P.Eng., Vice-President, Mining Operations, South America Division. The proven and probable reserves comprise those portions of the measured and indicated resources, respectively, that are contained within the July, 2002 final pit outline which was derived from the July, 2002 resource block model and adjusted for the pit topography at December 31, 2002.

The mineral reserves and resources were estimated using a copper price of $0.95/lb. and variable cut-off grades ranging from 0.20 SCu% to 0.38 SCu%. Proven reserves include broken stockpiles totalling 0.23 million tonnes averaging 0.78 TCu% (0.54 SCu%) and measured resources include broken stockpiles totalling 4.3 million tonnes averaging 0.48 TCu% (0.30 SCu%), with the remainder being in situ. Measured resources are defined by a minimum of 22 drillhole assay composites and a drillhole spacing of approximately 50 m. The indicated resources are defined by between 3 and 21 drillhole assay composites and a drillhole spacing of approximately 50 m x 75 m to 100 m and inferred resources, by up to 2 drillhole assay composites and drillholes spaced at over 100 m.

Additional low grade mineral reserves totalling 7.4 million tonnes grading 0.36 TCu% (0.27 SCu%) in the proven category are being stockpiled and will be available for leaching at the end of the projected mine life.

Resources that do not qualify as reserves do not have demonstrated economic viability.

A primary, copper-gold sulphide mineral resource containing principally chalcopyrite mineralization has been outlined by drilling beneath the oxide and supergene mineralization at Andacollo. A pre-feasibility study was carried out by Aur in 1998 involving the preparation of a preliminary development and mining plan and an estimate of the capital and operating costs required to develop a conventional sulphide milling operation to produce copper concentrates. The study established measured and indicated mineral resources as follows:

	Cut-Off Grade	Tonnes	TCu	Au
		(millions)	(%)	(g/t)
Measured & Indicated Resource	0.30 CuEq	312	0.46	0.15
Measured & Indicated Resource	0.40 CuEq	178	0.52	0.17

Notes:

"TCu%" means assayed total copper grade; "CuEq" means copper equivalent. Metal prices used in study: Cu, $1.00/lb; Au, $300.00/oz. Copper equivalency takes into account the expected recoveries of copper and gold.

At the time of completion of the study, measured and indicated resources were not classified separately. As such, they do not comply with 43-101 and should be considered to be order of magnitude resources only, contained within the pit outline used.

Resources that do not qualify as reserves do not have demonstrated economic viability.

The pre-feasibility study indicated that it could be economic to develop the above resources at copper prices above approximately $0.95 per pound.

Mining and Processing

Production commenced at the Andacollo mine in late 1996. As at December 31, 2002, the Andacollo mine had produced 129,861 tonnes of cathode copper from the mining of 20.80 million tonnes of ore at an average grade of 0.92% total copper.

The current proven and probable heap leach reserves at the Andacollo mine are sufficient to sustain copper production until 2009 at the projected mining rate of approximately 3.6 million tonnes of ore per year. The current CDA life-of-mine production plan provides for the mining and processing of 19.5 million tonnes of ore at an average grade of 0.77% total copper and the production of approximately 97,526 tonnes (215 million pounds) of LME Grade A cathode copper. To access the mineral reserves, approximately 60.5 million tonnes of waste rock (including 8.1 million tonnes of low grade, proven mineral reserves which will be stockpiled for possible treatment at the end of the life of the mine) will be mined from the pit over the remaining life of the mine at an average strip ratio of 3.13:1. Infill drilling scheduled to be completed during 2003 may result in revisions being made to the mineral reserves, resources and the mine plan.

During 2002, 3.8 million tonnes of ore at a grade of 0.77% total copper were mined, crushed and stacked on the leach pads, with 12.8 million tonnes of waste and low grade material also being mined, yielding a strip ratio of 3.34:1. During 2003, 3.6 million tonnes of ore at a grade of 0.83% total copper are scheduled to be mined, crushed and stacked on the leach pads while 12.9 million tonnes of waste and low grade material will also be mined, yielding a strip ratio of 3.6:1.

The Andacollo processing facilities produce LME Grade A cathode copper by utilizing crushing, agglomeration, heap leaching and SX-EW processes. The Andacollo mine cathode copper was granted LME brand registration in May, 1999.

Ore is mined by open-pit mining methods. Standard drilling and blasting techniques are used to mine the deposit on five metre benches which are mucked in increments of 2.5 metres using two 7.0 cu. metre hydraulic shovels, in a backhoe configuration to optimize grade control, together with two 9 cu. metre front end loaders. The ore and waste is hauled with eight 91 tonne trucks. Supergene and oxide ore is delivered to a three stage crushing facility.

The ore is crushed and conveyed to a rotary agglomeration facility where it is pre-treated with sulphuric acid and water and placed on leach pads in multiple lifts of seven metres each. Sulphuric acid is applied to the ore to dissolve the copper with the assistance of bacteria. The leaching process currently recovers approximately 85% of the soluble copper in approximately 360 days. The resultant copper-rich solutions are then collected and piped to the SX-EW plant.

The SX-EW plant's solvent extraction system utilizes two extraction and one stripping stage to concentrate the copper sulphate solutions for supply to the electrowinning plant. Copper is produced by the electrowinning of the copper in solution, using electrolysis to deposit the copper onto stainless steel cathodes. The design capacity of the electrowinning plant is 20,000 tonnes per year; however, this has been exceeded each year since the commencement of production by up to 10%. The cathode copper produced is trucked to the Chilean ports of Valparaiso or San Antonio for shipment to purchasers.

Electric power is supplied from El Peñon, near La Serena, and transmitted a distance of 20 km to the Andacollo site using a 110 kV power line. Process water is supplied from a CDA-owned water well and associated water rights near El Peñon, pumped through a 28 km long pipeline to the site.

Mine infrastructure includes an administration office, an analytical and metallurgical laboratory, maintenance facilities and a warehouse.

The labour force employed in the operation of the mine, totalled 400 people as at December 31, 2002, including approximately 120 people employed by on-site contractors. The Andacollo minesite is unionized, with the current union contract expiring in June, 2004.

The Andacollo mine operates in accordance with all applicable laws, standards and practices for environmental protection.

Cathode Production

In 2002, the Andacollo mine produced 22,109 tonnes of LME Grade A cathode copper. Production in 2003 is budgeted to be approximately 21,000 tonnes of LME Grade A cathode copper.

Marketing

A sales agreement has been entered into with a metals trading entity whereunder 1,300 tonnes per month of cathode copper to be produced by the Andacollo mine in 2003 have been sold to such entity at a price based on the average LME cash settlement price plus a premium. The remaining Andacollo cathode copper production in 2003 will be sold on the spot market.

Operating Costs and Capital Expenditures

Cash operating costs, including transportation, marketing and direct administration costs, were $0.50/lb. of cathode copper sold in 2002, being $0.02/lb. lower than in 2001. In 2003, the cash operating costs, including transportation and marketing costs, are expected to be $0.51/lb. of cathode copper sold.

Capital expenditures in 2002 were $1.8 million, comprised primarily of lead anode replacement, a mine dewatering system, minor equipment purchases and scheduled major overhauls of mobile mining equipment. Capital expenditures in 2003 are expected to be $1.2 million comprised primarily of an additional stacking module, replacement of lead anodes and scheduled major overhauls of mine mobile equipment. Expansion of the leach pad area, at a capital cost of $2-$3 million, in order to process all the remaining reserves in the mine plan, is currently under consideration. Such expansion, if carried out, could also provide leach pad area to process additional low grade ore if economically viable to do so.

Duck Pond Development Project

In March 2002, Aur purchased the right to acquire a 100% interest in the Duck Pond copper-zinc property located in central Newfoundland from Thundermin Resources Inc. ("Thundermin") and Queenston Mining Inc. ("Queenston"). The purchase price payable to Queenston for its 50% interest in the property was Cdn$3 million in cash and the purchase price payable to Thundermin for its 50% interest in the property was Cdn$2.1 million in cash and the tender to Thundermin of Aur's 11,209,968 shares of Thundermin valued at Cdn$900,000.

Aur's interest in the project is held pursuant to an option agreement dated March 1, 1999, as amended by an agreement dated March 20, 2002, with Noranda Mining and Exploration Inc. ("Norex"), a subsidiary of Noranda, whereunder Aur holds the right to acquire a 100% interest in the Duck Pond property from Norex by making a production decision on the property and a cash payment of Cdn$500,000 to Norex by June 30, 2003 and reaching full production by June 30, 2006. Upon achieving full production, Aur must pay Norex Cdn$3,000,000 and a 2% net smelter returns royalty on any production from the property. The time for making the said production decision and reaching full production can be extended by making certain cash payments to Norex.

The Duck Pond property is located in central Newfoundland approximately 100 km southwest of the city of Grand Falls-Windsor. The property covers 10,923 hectares and hosts two known copper-zinc-silver-gold deposits (Duck Pond and Boundary).

In May, 2001, MRDI Canada ("MRDI") completed a detailed feasibility study (the "MRDI Study") on the Duck Pond project. The following description of the project is primarily derived from the MRDI Study.

The MRDI Study determined that the project contains the following proven and probable mineral reserves in the Duck Pond and Boundary deposits:

Mineral Reserves						
Proven	t (000's)	Cu (%)	Zn (%)	Pb (%)	Ag (g/t)	Au (g/t)
Deposit						
Duck Pond	689	3.4	6.2	1.0	64	0.9
Boundary	391	3.3	2.8	0.4	24	0.3
Total Proven Reserves	1,080	3.4	5.0	0.8	49	0.7
Probable						
Duck Pond	3,993	3.3	6.2	1.0	63	0.9
Boundary	143	3.5	2.3	0.3	17	0.2
Total Probable Reserves	4,136	3.3	6.0	1.0	61	0.9
Total Reserves	5,216	3.3	5.8	0.9	59	0.8

Notes:

"t(000's)" means thousands of tonnes; "g/t" means grams per tonne; "Cu" means copper; "Zn" means zinc; "Pb" means lead; "Ag" means silver; "Au" means gold.

For the purposes of the mine plan, an additional 260,300 tonnes of inferred resources from the Upper Duck and Sleeper lenses grading 2.4% Cu, 6.3% Zn, 0.9% Pb, 57 g/t, Ag and 0.8 g/t Au were added by MRDI to the mineral reserves, bringing the total tonnage in the mine plan to 5.5 million tonnes grading 3.3% Cu, 5.8% Zn, 0.9% Pb, 59 g/t Ag and 0.8 g/t Au.

The MRDI Study provides for a Cdn$90.9 million capital investment to develop the Duck Pond mine for production at a rate of 1,500 tonnes of ore per day over a mine life of 10.2 years. Cdn$79.6 million of this capital will be expended prior to the commencement of production from the Boundary deposit with the balance to be incurred to complete the underground development of the Duck Pond deposit once production has been achieved. Production is expected to commence approximately 20 months after the commencement of construction, which Aur expects to be initiated in mid-2003.

The Duck Pond mine will be principally an underground mine with access to the Duck Pond deposit via a ramp from surface. In the first year of production, the ore will be from the Boundary open pit deposit. Production from the Duck Pond deposit will begin in the second year and, beginning in year three, ore will be mined exclusively from this deposit as the reserves at the Boundary deposit will be exhausted.

The ore will be crushed and delivered to the concentrator which will produce copper and zinc concentrates using a differential flotation process. Testwork at Lakefield Research has estimated that the average copper recovery will be 83.1% to a copper concentrate grading 24.3% copper while the average zinc recovery will be 84.4% to a zinc concentrate grading 55.9% zinc. The copper concentrate is expected to contain 1.0 g/t Au and 134 g/t Ag and the zinc concentrate to contain 0.6 g/t Au and 78 g/t Ag. A total of 616,000 tonnes of copper concentrate and 483,000 tonnes of zinc concentrate is expected to be produced over the life of the mine. On an annual basis, the mine is expected to produce approximately 32 million pounds of copper, 60 million pounds of zinc, 400,000 ounces of silver and 2,100 ounces of gold. The average life of mine cash operating cost is estimated to be Cdn$42/tonne of ore milled, which represents an estimated cash production cost of $0.32/lb. of copper, net of estimated zinc, silver and gold credits.

An Environmental Impact Statement (EIS) for the project was submitted to the relevant governmental authorities and the project was released from further environmental assessment by the Government of Newfoundland and Labrador in 2001. One additional permit, expected to be received in the first half of 2003, is required from the Federal Department of Fisheries and Oceans.

Exploration and Other Properties

As at December 31, 2002, Aur had a portfolio of approximately 95 mineral properties, ranging from properties on which resources have been established to properties in the initial exploration stage. Exploration is an important component of Aur's overall corporate growth strategy. Aur's exploration efforts are concentrated in Canada and Chile and are focussed primarily on the discovery of bulk mineable copper and copper-dominated polymetallic deposits.

In 2002, Aur, as operator, completed exploration programs on 22 of its properties at a total cost of $4.5 million, of which Aur's share was $3.8 million. Of the foregoing expenditures, $4.4 million was expended on base metal and $0.1 million was expended on gold exploration. On a geographic basis, 28% was spent in Western Canada, 28% in Eastern Canada, 43% in Chile and 1% in Central America. Drilling of approximately 18,000 metres on eight projects accounted for 41% of the total expenditures. No material discoveries were made as a result of exploration activities in 2002.

Aur's 2003 budget provides for exploration work to be carried out on up to 11 properties at a total cost to Aur of $3.2 million. The expenditures have all been allocated to base metals exploration. On a geographic basis, the budget is allocated as to 17% to Western Canada, 23% to Eastern Canada, 55% to South America and 5% to Central America. Drilling of approximately 18,800 metres on six projects will account for 55% of the budgetted expenditures. Certain of Aur's Canadian exploration properties may be optioned or sold to third parties in 2003, typically with Aur retaining working and/or royalty interests therein, in an effort to increase the exploration work conducted on such properties in 2003 and thereafter.

Aur has the right to earn from the Government of Panama a controlling interest in the Cerro Colorado copper property, a large undeveloped copper deposit with resources estimated by the previous owners of 1.75 billion tonnes at an average grade of 0.64% copper, by making a production decision for the deposit by March 15, 2003. At current copper prices, a production decision cannot be justified and the Panamanian government has indicated its intention to grant Aur an extension of time to make that decision.

Aur's 2003 acquisitions program budget of $0.5 million provides for the cost of identifying, evaluating and negotiating for the potential acquisition of development stage projects and/or producing mining assets.

The 1,500 ton per day Aurbel gold mill, which is 100% owned by Aur, is located approximately 10 km east of Val d'Or, Québec. It is anticipated that the mill will either be sold, optioned or kept on a care and maintenance basis in 2003.

Risk Factors and Governmental Regulation

Copper Price Volatility

The profitability of Aur's operations is and will continue to be primarily dependent upon the price of copper. Copper (and other) metal prices have historically been subject to dramatic fluctuations and are affected by numerous factors which are unpredictable, including international economic and political conditions, speculative activities, the relative exchange rate of the U.S. dollar with other currencies, inflation, global and regional levels of supply and demand, availability and costs of metals or substitutes for metals and the metal inventory levels maintained by producers and others. The volatility of copper prices is illustrated in the following table which sets forth the average of the daily cash settlement prices on the LME of copper (per lb.) for 1980, 1985, 1990, 1995 and each year thereafter until 2002:

1980	1985	1990	1995	1996	1997	1998	1999	2000	2001	2002
$0.99	$0.64	$1.21	$1.33	$1.06	$1.03	$0.75	$0.71	$0.82	$0.72	$0.71

The cash settlement price of copper on the LME was $0.78/lb. on February 28, 2003.

Development and Mining Risks

The business of mining generally involves a high degree of risk. No assurance can be given that the development and bringing into commercial production of a mine will be completed as contemplated and for the estimated capital costs or within the estimated time schedule. Also, no assurance can be given that the intended production schedule, metal recoveries, estimated operating costs and/or that profitable operations can or will be achieved. Hazards such as unusual or unexpected geological formations, rock bursts, cave-ins, floods, earthquakes and other hazards involved in development work and/or mining operations may also adversely affect operations. Operations in Chile may also be affected by weather conditions and variances in heap leaching rates and recoveries. The dump leach facility at the Quebrada Blanca mine began operation in January 2003 and, therefore, until such time as this facility demonstrates expected operating performance, there remains a risk that there will be a shortfall in budgeted copper production in 2003 and thereafter unless alternative means of increasing copper production can be initiated.

Nature of Mineral Exploration and Development

The exploration for and development of mineral properties includes significant financial risks which even a combination of careful evaluation, experience and knowledge cannot eliminate. While the discovery of an orebody may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves by drilling, to construct mining and processing facilities at a site, to develop metallurgical processes and to extract metals from the ore and to obtain all requisite governmental permits and approvals.

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land

tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but a combination of these factors may result in Aur not receiving an adequate return on invested capital. In addition, assuming discovery of an economic orebody, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced. Accordingly, there can be no assurance that Aur's current work programs will result in any new commercial mining operations or yield new reserves to replace and/or expand current reserves.

Mineral Reserves, Resources and Metallurgy

Although Aur believes the reserve and resource figures calculated for its Louvicourt, QB and Andacollo mines are accurate and believes that the methods used to estimate such reserves are appropriate, such figures are only estimates. Reserve estimates are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. Should the mineralization and/or the configuration of a deposit ultimately turn out to be significantly different from those currently envisaged, then the proposed mining plan may have to be altered in a way that could affect the volume and grade of the reserves mined and rates of production and consequently could adversely affect the profitability of the mining operations. Further, a decline in the market price of copper or other metals may render reserves containing relatively lower grades of mineralization uneconomic. In addition, actual copper recoveries may vary from estimated recoveries in a way which could adversely affect operations. Moreover, short term operating factors relating to the ore reserves, such as the need for orderly development of the orebody and/or the processing of new or different ore grades, may cause the mine operations to be unprofitable in any particular period.

Competition for Properties

Because mines have limited lives based on mineral reserves, Aur is therefore continually seeking to replace and expand its reserves. Aur encounters strong competition from other mining companies in connection with the acquisition of properties producing or capable of producing copper, zinc, gold, silver and other minerals. As a result of this competition, Aur may be unable to acquire attractive mining properties on terms it considers acceptable.

Outstanding Financial Obligations

Aur had $125 million of senior unsecured notes (the "Notes") outstanding as at March 10, 2003, repayable in four equal annual installments of $31,250,000 commencing March 11, 2007. The terms of the Notes place certain limitations on Aur's ability to, among other things, incur additional indebtedness and/or carry out substantial asset sales and also require Aur to maintain a specified level of net worth and maintain certain debt service and interest coverage ratios. The ability of Aur to comply with such covenants will principally depend on future copper prices (see "Copper Price Volatility" above), which are beyond Aur's control, and the future operating performance of Aur's mines. In addition, Aur is, by December 31, 2003, required to pay Teck $35 million in respect of Aur's acquisition in November 2000 of Teck's interests in the QB mine, such payment to be made either in cash or by way of the issuance of shares of Aur to Teck. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Governmental Regulation

The mineral industry in North America, South America and elsewhere operates under the sphere of federal, provincial, state, regional and municipal legislation governing exploration, development and mining activities. Such legislation typically relates to the method of acquisition of and the system of tenure for mineral rights, labour, health, safety and environmental standards, royalties, mining and income taxes and other matters.

Aur's operations may also be affected to varying degrees by government regulations in the various jurisdictions within which it operates including such matters as restrictions on production, price controls, export controls, tax increases, expropriation of property, environmental legislation or changes in conditions under which metals may be marketed.

In addition, the development and operation of a mine typically entails compliance with applicable environmental legislation and/or review processes and the obtaining of land use and other permits, water licenses and similar authorizations from various governmental agencies. Failure to comply with this legislation and/or any permits and authorizations issued thereunder may lead to issuance of orders and/or notices interrupting or curtailing operations or requiring the installation of additional equipment and/or the taking of preventative or remedial action.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected financial data with respect to Aur on a consolidated basis for the years indicated. The information appearing below has been derived from and should be read in conjunction with the consolidated financial statements of Aur and notes thereto. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for detailed information in respect of the data in the following table:

	Year Ended Dec. 31,		
	2002	2001	2000
	(in $000's except per share amounts)		
Revenues	195,622	215,848	89,493
Assets	452,245	471,674	465,967
Long-Term Debt	102,162	137,797	183,186
Net Earnings (Loss)	10,058	21,426	(13,963)
Basic Earnings (Loss) per common share	0.10	0.22	(0.18)
Diluted Earnings (Loss) per common share	0.08	0.19	(0.18)

Aur paid a dividend of Cdn$0.05 per common share on each of June 30, 1999 and June 30, 1998, such dividends being the only dividends paid by Aur since its incorporation. In order to maximize its cash balances and therefore minimize the need to raise capital to finance the acquisition of its QB mine interests in 2000, Aur did not pay any dividends in 2000 or, in order to maximize its ability to repay debt and/or

maximize its working capital, in 2001 or in 2002. It is not envisaged that Aur will pay any dividends in 2003 and, subsequent to 2003, it is envisaged that annual dividends will be recommenced in such amounts and at such time as Aur's financial resources, level of indebtedness and/or other factors warrant such recommencement.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's discussion and analysis of financial condition and results of operations for Aur's last two fiscal years, which is contained in Aur's 2002 Annual Report under the heading "Management's Discussion and Analysis", is incorporated herein by reference.

DIRECTORS AND OFFICERS

The directors and officers of Aur are as follows:

Name and Municipality of Residence	Current Position with Aur	Principal Occupation for Past Five Years	Director Since
Jorge Carey Santiago, Chile	Director	Barrister and Solicitor, Senior Partner and Chairman of Carey y Cia, attorneys	2002
James W. Gill Toronto, Ontario	President, Chief Executive Officer & Director	President and Chief Executive Officer of Aur	1981
Norman B. Keevil Vancouver, British Columbia	Director	Chairman of the Board of Teck, a mining company, since July, 2001 and, prior thereto, President and/or Chief Executive Officer of Teck	1992
William J.A. Kennedy Grafton, Ontario	Director	Consultant	1984
Martin Claude Lepage St. Lambert, Québec	Director and Chairman of the Board	Barrister and Solicitor, Partner of Stikeman Elliott, Barristers and Solicitors	1985
Peter N. McCarter Toronto, Ontario	Vice-President, Secretary & Director	Vice-President and Secretary of Aur	1985
William J. Robertson Calgary, Alberta	Director	Retired Executive since December, 2000; prior thereto, Executive Vice-President and Chief Operating Officer of Agrium Inc., a fertilizer company	1992
Howard R. Stockford Toronto, Ontario	Executive Vice-President & Director	Executive Vice-President of Aur	1984
Ronald P. Gagel Mississauga, Ontario	Vice-President and Chief Financial Officer	Vice-President and Chief Financial Officer of Aur since February, 1999; prior thereto, Vice-President, Finance of Aur	n/a
Kathryn J. Noble	Assistant Secretary	Assistant Secretary of Aur	n/a

Each director is elected to hold office until the next annual meeting of shareholders of Aur or until his successor is elected or appointed.

The percentage of common shares of Aur beneficially owned, directly or indirectly, or over which control or direction is exercised by all directors and senior officers of Aur as a group was 1.9% as at December 31, 2002.

Committees of Aur's board of directors consist of the audit committee, the compensation committee and the corporate governance and nominating committee. The members of each of such committees are Messrs. Kennedy, Lepage and Robertson. Additional information with respect to such committees is contained in the Management Information Circular of Aur dated March 11, 2003.

STOCK EXCHANGE LISTING

The common shares of Aur are listed for trading on the Toronto Stock Exchange.

ADDITIONAL INFORMATION

Aur will provide, upon request to its Secretary, at Suite #2501, 1 Adelaide Street East, Toronto, Ontario, M5C 2V9:

(a) when its securities are in the course of a distribution pursuant to a short form prospectus or when a preliminary short form prospectus has been filed in respect of a distribution of its securities:
   (i) one copy of this Annual Information Form;
   (ii) one copy of its comparative consolidated financial statements for its year ended December 31, 2002 and auditors' report thereon;
   (iii) one copy of its interim consolidated financial statements issued subsequent to December 31, 2002;
   (iv) one copy of its Management Information Circular dated March 11, 2003 in respect of its 2003 annual meeting of shareholders; and
   (v) one copy of any other documents that are incorporated by reference into the aforementioned short form or preliminary short form prospectus; and

(b) at any other time, one copy of the documents referred to in (a) (i), (ii), (iii) and (iv) above.

Additional information, including details as to directors' and officers' remuneration, principal holders of Aur shares, options to purchase Aur shares and certain other matters is contained in the Management Information Circular of Aur dated March 11 2003. Additional financial information is provided in Aur's comparative consolidated financial statements for its year ended December 31, 2002.

Copies of Aur's above and other disclosure documents may also be examined and/or obtained through the Internet by accessing Aur's website at www.aurresources.com or by accessing the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

AUR RESOURCES INC.
1 Adelaide Street East
Suite 2501
Toronto, Ontario M5C 2V9
Tel (416) 362-2614
Fax (416) 367-0427

03 JUN 20 AM 7:21

March 19, 2003

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC
U.S.A., 20549

Dear Sirs,

Please find enclosed a copy of a Material Change Report dated March 19, 2003 to be filed under our exemption number 82-4624.

If you have any questions, please give me a call.

Yours truly,

AUR RESOURCES INC.

Kathy Noble

Kathy Noble
Assistant Secretary

\kn

Aur RESOURCES INC.

MATERIAL CHANGE REPORT

Reporting Issuer

Aur Resources Inc.
Suite 2501
1 Adelaide Street East
Toronto, Ontario
M5C 2V9

Date of Material Change

March 10, 2003

Press Release

A press release respecting the material change was issued through the facilities of Canadian Corporate News on March 10, 2003.

Summary of Material Change

Reference is made to the press release annexed as Schedule "A" hereto.

Full Description of Material Change

Reference is made to the press release annexed as Schedule "B" hereto.

Senior Officer

Mr. Peter McCarter, the Secretary of the Corporation (Tel: 416-362-2614), is knowledgeable about the material change and this report and may be contacted for further information.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto this 19th day of March, 2003.

AUR RESOURCES INC.

Signed
Peter McCarter, Secretary

Aur RESOURCES INC.

Schedule "A"

PRESS RELEASE

AUR COMPLETES PRIVATE PLACEMENT OF US$125 MILLION SENIOR UNSECURED NOTES AND REPAYS EXISTING BANK DEBT

TORONTO, ONTARIO, March 10, 2003 – Aur Resources Inc. ("Aur") announces that it completed today its previously announced private placement of $125 million of senior unsecured notes ("the Notes") with an interest rate fixed at 6.75%. The net proceeds from the Notes were principally used to repay the balance of Aur's bank loan. Principal repayment of the Notes will be made in four equal annual installments beginning March 11, 2007, whereas the former bank loan required minimum principal repayments of $104.9 million in 2003-2006 as well as the maintenance of a $20 million minimum cash balance. As such, the Notes have significantly increased the cash available to Aur to advance its business activities, including the ability to, after repaying the $35 million Teck Cominco convertible debenture by December 31, 2003 with cash, finance the development of the Duck Pond deposit from operating cash flow, as well as to pursue other business opportunities. The Notes have customary financial tests and are prepayable at any time in whole or in part, subject to certain specified prepayment premiums based on prevailing interest rates at the time of prepayment. The issuance of the Notes and resultant repayment of the bank loan increased Aur's working capital by approximately $34 million and will result in a one-time, non-cash charge to earnings of $4.3 million in the first quarter of 2003 for the unamortized capitalized financing costs associated with the bank loan. Merrill Lynch acted as sole placement agent on Aur's behalf in connection with the private placement of the Notes.

- 30 -

For further information please contact Dr. James W. Gill, President & Chief Executive Officer, Mr. Ronald P. Gagel, Vice-President and Chief Financial Officer or Mr. Peter McCarter, Vice-President at 416-362-2614.

Aur RESOURCES INC.

Schedule "B"

On March 10, 2003, Aur Resources Inc. ("Aur") issued US$125 million of senior unsecured notes (the "Notes") to a number of U.S. insurance companies. The Notes bear interest at 6.75% per annum, require semi-annual interest payments and are repayable in four equal annual principal repayments commencing March 11, 2007. The Notes are prepayable at any time in whole or in part, subject to certain specified prepayment premiums based on prevailing interest rates at the time of prepayment. The net proceeds from the Notes were principally used to fully repay Aur's bank loan. The issuance of the Notes and resultant repayment of the bank loan increased Aur's working capital by approximately US$34 million. Principal repayment of the Notes will be made in four equal annual installments beginning March 11, 2007, whereas the former bank loan required minimum principal repayments of US$104.9 million in 2003-2006 as well as the maintenance of a US$20 million minimum cash balance. As such, the Notes have significantly increased the cash available to Aur to advance its business activities, including the ability, after repaying in cash the US$35 million convertible debenture owing to Teck Cominco Limited by December 31, 2003, to internally finance the development of Aur's Duck Pond copper-zinc deposit in Newfoundland, as well as to pursue other business opportunities.

The Notes have customary financial covenants and impose no restrictions on the payment of dividends, on changes of control or on carrying out mergers or similar transactions provided that the merged entity continues to meet the covenants under the Notes. Aur's principal covenants under the Notes include:

- its consolidated shareholders' equity must be in excess of US$180 million plus 50% of subsequent net earnings;
- the ratio of its consolidated total debt to consolidated total capitalization (total debt plus consolidated shareholders' equity plus consolidated minority interests) must be no greater than 0.5:1;
- its debt service coverage ratio (consolidated net cash flow from operations plus consolidated interest expense plus consolidated cash in excess of US$10 million to consolidated debt service) must be at least 1.2:1;
- the ratio of consolidated EBITDA to consolidated interest expense must be at least 3.0:1;
- sales in excess of 15% of Aur's consolidated total assets in any year or 30% in aggregate cannot be carried out unless the proceeds are used to retire debt or used to purchase assets of a similar nature within one year of sale; and
- security cannot be granted over assets comprising in excess of 20% of Aur's consolidated shareholders' equity, subject to certain exceptions including security which also secures the Notes on a pari passu basis, security granted over subsequently acquired properties and/or assets to secure the purchase price thereof and/or the granting of security over mineral properties under development to secure the financing of such development.

Interest expense on the Notes will total approximately $7.1 million in 2003. Aur will incur a $4.3 million one-time, non-cash charge to earnings in the first quarter of 2003 for the unamortized capitalized financing costs associated with the original bank loan.

03 JUN 20 AM 7:21

AUR RESOURCES INC.
1 Adelaide Street East
Suite 2501
Toronto, Ontario M5C 2V9
Tel (416) 362-2614
Fax (416) 367-0427

December 16, 2002

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC
U.S.A., 20549

Dear Sirs,

Please find enclosed a copy of the 2002 Third Quarter Report to Shareholders to be filed under our exemption number 82-4624.

If you have any questions, please give me a call.

Yours truly,

AUR RESOURCES INC.

Kathy Noble

Kathy Noble
Assistant Secretary

Encl.

\kn

AUR RESOURCES INC.

03 JUN 20 AM 7:21

REPORT TO SHAREHOLDERS - THIRD QUARTER 2002

AUR RESOURCES INC. REPORTS EARNINGS OF US$2.9 MILLION AND CASH FLOW FROM OPERATING ACTIVITIES OF US$16.2 MILLION IN THE THIRD QUARTER OF 2002

Highlights for the Quarter

Aur Resources had net earnings of $2.9 million in the third quarter of 2002, copper production of 55.9 million pounds and cash operating costs at the Louvicourt, Andacollo and Quebrada Blanca mines averaging $0.48 per pound of copper sold. Cash and working capital were $67.2 million and $80.5 million, respectively, at September 30, 2002. Aur is a US dollar reporter.

Financial Highlights

Revenues were $46.3 million in the third quarter of 2002 compared to $52.0 million for the same period in 2001. Net earnings were $2.9 million, equal to $0.03 per share for the quarter, compared to $7.0 million or $0.08 per share for the same quarter last year. Cash flow from operating activities was $16.2 million, equal to $0.18 per share, compared to $17.3 million or $0.19 per share in the third quarter of 2001.

Revenues for the nine month period ending September 30, 2002 were $141.3 million compared to $159.8 million for the same period in 2001. Net earnings were $8.1 million, equal to $0.08 per share, for the period, compared to $16.1 million or $0.17 per share in 2001. Cash flow from operating activities was $42.3 million, equal to $0.46 per share for the nine months ended September 30, 2002, compared to $52.8 million or $0.58 per share in 2001. Aur's cash position at September 30, 2002 was $67.2 million and working capital was $80.5 million.

Aur's forward sale of 26.5 million pounds of copper at $0.83 per pound generated $3.8 million of revenue for the Company in the third quarter and assisted Aur in realizing an average of $0.78 per pound of copper sold, compared to the LME average price for the quarter of $0.69 per pound. In the third quarter of 2001, revenues from the forward sale of 38.5 million pounds of copper at $0.87 per pound totalled $7.8 million and assisted Aur in realizing an average of $0.82 per pound of copper sold, compared to the LME average price for the quarter of $0.67 per pound. For the year-to-date, revenues from the forward sale of 79.5 million pounds of copper at $0.83 per pound totalled $9.7 million and allowed Aur to realize an average of $0.78 per pound of copper sold compared to the year-to-date LME average of $0.71 per pound to September 30, 2002. Aur realized an average of $0.85 per pound of copper sold in the third quarter of 2001 compared to the LME average of $0.74 per pound.

A $1.5 million mandatory prepayment of Aur's bank loan was made on August 15, 2002 from Aur's excess cash flow in the first half of 2002 reducing the balance outstanding to $132.9 million.

RESOURCES INC.

Production Highlights

Aur's metal production from the Louvicourt, Andacollo and Quebrada Blanca mines in the third quarter of 2002 was 55.9 million pounds of copper, 4.0 million pounds of zinc, 53,000 ounces of silver and 1,900 ounces of gold, compared to 62.8 million pounds of copper, 2.6 million pounds of zinc, 78,000 ounces of silver and 2,800 ounces of gold in the third quarter of 2001. Minesite revenues were $42.5 million and mine cash operating costs were $29.3 million in the third quarter of 2002, compared to $44.2 million and $29.6 million, respectively, for the same period in 2001. Commencing with this quarter's financial report, the non-cash component of the provision for mine closure and site restoration has been disclosed separately from the cash mining expenses. Comparative figures for the corresponding periods have also been reclassified. Minesite revenues were $1.7 million lower than for the same period in 2001 due to lower copper sales this year. Operating revenues were below budget due to a combination of 4.2 million fewer pounds of copper being sold and lower copper prices. Aur's cash operating cost per pound of copper sold, net of by-product credits, was $0.48 for the quarter, compared to $0.45 in the third quarter of 2001. The comparative figures for the cash operating cost per pound of copper sold have been restated to exclude the non-cash provision for mine closure and site restoration costs, which was approximately $0.01 per pound of copper sold. Mine cash operating costs were $0.3 million lower than for the same period in 2001. Cash flow from mining operations, before investments in capital assets of $9.1 million at the minesites, was $15.4 million in the third quarter of 2002, compared to $13.8 million for the same period last year.

Aur's metal production from the Louvicourt, Andacollo and Quebrada Blanca mines in the nine months ended September 30, 2002 was 176.0 million pounds of copper, 10.3 million pounds of zinc, 160,000 ounces of silver and 6,200 ounces of gold, compared to 180.7 million pounds of copper, 8.1 million pounds of zinc, 194,000 ounces of silver and 7,300 ounces of gold in the nine months ended September 30, 2001. Minesite revenues were $131.6 million and mine cash operating costs were $87.8 million for the year-to-date compared to $144.7 million and $95.0 million, respectively, in 2001. Operating revenues, excluding those from Aur's copper forward sales, were $18.1 million below budget primarily as a result of lower realized copper prices and sales. Aur's cash operating cost per pound of copper sold, net of by-product credits, was $0.03 better than budget at $0.47 for the nine months ended September 30, 2002 and $0.02 better than the $0.49 in 2001. Cash flow from mining operations for the nine months ended September 30, 2002 was $40.3 million before capital expenditures at the mines of $17.8 million compared to $57.0 million and $6.4 million, respectively, last year.

Louvicourt Mine

The Louvicourt Mine produced 23.3 million pounds of copper and 13.3 million pounds of zinc from 378,437 tonnes of ore milled during the third quarter of 2002. Mill throughput was 22,500 tonnes lower, copper production was 10.5 million pounds lower and zinc production was 4.6 million pounds higher than in the third quarter of last year. Copper production was 1.2 million pounds below budget, while zinc production was 1.0 million pounds higher than budgeted for the third quarter, principally due to lower head grades for copper, gold and silver resulting from changes in mine stope sequencing.

Louvicourt produced 73.1 million pounds of copper and 34.5 million pounds of zinc from 1,120,668 tonnes of ore milled during the nine months ended September 30, 2002. Mill throughput and copper production were 39,500 tonnes and 12.9 million pounds lower, respectively, and zinc production was 7.5 million pounds higher than for the same period last year. Copper and zinc production for the year-to-date were 3.9 million pounds and 3.8 million pounds less than budgeted due to lower head grades resulting from mine sequencing changes in the first quarter and lower tonnages milled.

Aur's share of Louvicourt's revenues was $6.8 million in the third quarter of 2002, compared to $8.4 million in 2001. The difference in revenues is principally due to lower metal sales. Aur's cash operating costs for the quarter, net of by-product credits, were $0.02 lower than budgeted at $0.43 per pound of copper sold due to lower than budgeted smelting and refining costs. Mine site operating costs were lower than budget at $24.55 per tonne milled, and slightly higher than the $24.03 per tonne last year. There were no capital expenditures in the third quarter of this year.

Aur's share of Louvicourt's revenues was $22.1 million for the nine months ended September 30, 2002, compared to $24.0 million in 2001. The lower revenue was principally due to lower sales volume and lower metal prices. Cash operating costs, net of by-product credits, for the year-to-date were $0.02 lower than budget at $0.46 per pound of copper sold. Capital expenditures for the year-to-date were nil compared to $0.2 million in 2001.

The Louvicourt Mine's production for the year 2002 is expected to be 0.7 million pounds below budget at 96.3 million pounds of copper and 10.0 million pounds below budget for zinc at 42.8 million pounds as a result of mine sequencing changes made in the first quarter of 2002. The high grade zinc ore not mined in 2002 is expected to be mined over the next two years. Cash operating costs are expected to be $0.01 per pound lower than originally budgeted at $0.48 per pound of copper sold, net of by-product credits, for the full year 2002.

Andacollo Mine

The Andacollo Mine produced 11.5 million pounds of high quality LME Grade A cathode copper during the third quarter of 2002, 0.1 million pounds higher than budgeted. A total of 4.1 million tonnes of rock, of which 1.0 million tonnes was ore, was mined at a strip ratio of 3.2:1, all of which were essentially as budgeted. Andacollo produced 11.1 million pounds of high quality cathode copper during the third quarter of 2001. A total of 3.9 million tonnes of rock, of which 1.0 million tonnes was ore, was mined at a strip ratio of 2.9:1 in the third quarter of 2001.

Andacollo's revenues of $8.5 million, generated from the sale of 11.8 million pounds of copper in the third quarter of 2002, were higher than the revenues of $7.8 million in 2001 as a result of higher copper sales this year. Cash operating costs were $5.3 million, $0.6 million lower than budget, and $0.7 million lower than the $6.0 million in 2001. Lower cash operating costs in most areas of the operation and an increase in the number of pounds of copper sold in the third quarter of 2002 resulted in cash operating costs of $0.45 per pound of copper sold, $0.05 lower than budgeted, compared to $0.55 for the same period in 2001. Capital expenditures were $0.6 million in the third quarter, compared to $0.3 million in 2001. Cash flow from operating activities was $2.7 million in the third quarter of 2002, compared to $2.3 million in 2001.

Andacollo produced 36.3 million pounds of high quality LME Grade A cathode copper during the nine months ended September 30, 2002. A total of 12.4 million tonnes of rock, of which 2.9 million tonnes was ore, was mined at a strip ratio of 3.3:1. Andacollo produced 34.2 million pounds of copper in the same period in 2001. A total of 12.0 million tonnes of rock, of which 2.8 million tonnes was ore, was mined at a strip ratio of 3.3:1 in 2001.

Andacollo's revenues were $26.1 million for the nine months ended September 30, 2002 compared to $27.0 million in 2001 as a result of lower metal prices this year. Cash operating costs were $17.2 million or $0.48 per pound of copper sold compared to $0.54 per pound last year. The cash operating costs were $0.07 per pound lower than budgeted as a result of operating cost efficiencies in all areas of the mine. Capital expenditures were $1.2 million for the year-to-date, primarily for major overhauls of mining trucks, compared to $1.1 million in 2001. Capital expenditures are expected to total $1.9 million in 2002, approximately $0.2 million higher than budgeted.

For the full year 2002, Andacollo is expected to produce 48.2 million pounds of copper, 2.5 million pounds more than originally budgeted at a cost of $0.49 per pound of copper sold, $0.05 per pound better than budgeted.

Quebrada Blanca Mine

The Quebrada Blanca Mine produced 37.4 million pounds of 100% LME Grade A cathode copper in the third quarter of 2002, approximately 6.2 million pounds lower than budgeted, compared to 41.6 million pounds in 2001. Unusually harsh winter conditions experienced in July and August was the principal reason for the production shortfall. A total of 7.1 million tonnes of rock, of which 2.7 million tonnes was ore, was mined at a strip ratio of 1.7:1 in the third quarter of 2002, compared to 7.7 million tonnes of rock, of which 3.7 million tonnes was ore, at a strip ratio of 1.1:1 for the third quarter of last year.

Quebrada Blanca's revenues, generated from the sale of 38.0 million pounds of copper, were $27.3 million in the third quarter of 2002, approximately $5.9 million below budget, due principally to lower sales volumes. Operating revenues of $28.0 million in the third quarter of 2001 were $0.7 million higher than in 2002 due to higher sales of cathode copper in 2001. Cash operating costs were $18.8 million, equal to $0.49 per pound of copper sold, and were $2.9 million under budget due to cost savings in all areas of the operations. The cash operating costs per pound of copper produced and sold in the third quarter of 2001 were both $0.44. Cash flow from operating activities was $9.3 million in the third quarter of 2002 compared to $10.7 million in 2001.

Quebrada Blanca produced 117.8 million pounds of copper in the nine months ended September 30, 2002, 11.7 million pounds less than planned. A total of 23.0 million tonnes of rock, of which 7.9 million tonnes was ore, was mined at a strip ratio of 1.9:1 in 2002. Copper quality was 100% LME Grade A. A total of 23.0 million tonnes of rock, of which 8.8 million tonnes was ore, was mined at a strip ratio of 1.6:1 in 2001.

Quebrada Blanca's revenues were $83.4 million for the nine months ended September 30, 2002, approximately $15.0 million below budget due principally to lower production and sales of copper and lower realized copper prices. Cash operating costs were $54.2 million or $0.47 per pound of copper sold, $0.03 per pound below budget for the year-to-date due to cost savings in all areas of the mine. Cash flow from operating activities was $25.6 million in the nine months ended September 30, 2002.

Aur RESOURCES INC.

For the full year 2002, Quebrada Blanca is expected to produce approximately 160.9 million pounds of copper, approximately 11.9 million pounds less than budgeted, at a cost of approximately $0.47 per pound of copper sold, $0.01 per pound lower than originally budgeted.

Capital expenditures were $8.5 million, compared to the budget of $7.1 million for the third quarter of 2002 and actual expenditures of $3.6 million in 2001. Capital expenditures for the nine months ended September 30, 2002 totalled $16.4 million, $4.6 million less than budget, compared to $4.9 million in 2001. Capital expenditures are expected to total $25.2 million in 2002, essentially as budgeted. The dump leach and power grid connection projects are expected to be completed by year end as scheduled.

Other Financial Information

Exploration expenses were $0.8 million and $2.7 million in the third quarter and year-to-date 2002, respectively, compared to $0.5 million and $3.2 million, respectively, in 2001. For the 2002 year, exploration expenses are expected to be as budgeted at $4.1 million.

Administration expenses were as budgeted at $1.1 million and $3.8 million in the third quarter and year-to-date 2002, respectively, compared to $1.1 million and $3.4 million, respectively, in 2001. For the 2002 year, administration expenses are expected to be as budgeted at $5.1 million.

Depreciation and amortization expenses were essentially as budgeted at $9.8 million and $30.1 million in the third quarter and year-to-date 2002, respectively, compared to $10.0 million and $29.5 million, respectively, in 2001.

Interest expense on Aur's bank loan was $1.3 million and $4.3 million, respectively, in the third quarter and year-to-date 2002, compared to $2.5 million and $9.3 million, respectively, in 2001. The principal reason for the lower interest expense was significantly lower interest rates in 2002 combined with reductions in the bank loan principal balance outstanding. For the 2002 year, interest expense is expected to total $6.0 million, $1.5 million lower than budgeted. Aur's bank debt is based on floating LIBOR interest rates.

Investments in capital assets totalled $9.1 million in the third quarter of 2002, of which $8.5 million was expended at Quebrada Blanca, compared to $3.8 million in 2001. For 2002 year-to-date, investments in capital assets totalled $22.0 million, of which $16.4 million was expended at Quebrada Blanca and $3.8 million was spent on the Duck Pond acquisition, compared to $6.7 million in 2001. Aur anticipates that capital expenditures in 2002, excluding the Duck Pond acquisition cost, will be as originally budgeted at $27.0 million.

At Aur's Annual and Special Meeting held April 25, 2002, the shareholders approved a special resolution authorizing an amendment to Aur's articles to convert the 2.0 million Class B shares into 1.3 million common shares. Common shares now constitute the only class of issued shares of Aur.

For the balance of 2002, Aur has sold forward and holds matching call options for 26.5 million pounds of copper at a price of $0.83 per pound. Aur, therefore, participates fully in copper prices above $0.83 per pound while remaining protected from prices below $0.83 for 26.5 million pounds of remaining copper production in 2002. Aur has also sold forward and holds matching call options for 50.0 million pounds of copper per year in each of 2003 and 2004. The forwards and calls mature as to 6.9 million pounds per month from January to June and 1.4 million pounds per month from July to December in each of 2003 and 2004.

RESOURCES INC.

As described in note 9 to the interim consolidated financial statements, the Canada Customs and Revenue Agency ("CCRA") is conducting an audit of Aur's income tax returns for the 1996 to 1999 taxation years. The non-capital losses claimed by Aur that arose from the amalgamation of Aur and Canada Tungsten Inc. on January 1, 1997 have been questioned by CCRA. It is the opinion of management that Aur's income tax filings are correct. No reassessments of Aur's tax returns have been issued by CCRA; however, should it do so, Aur would be required to prepay approximately $6.7 million of the potential tax liability, plus interest, while Aur contests the reassessment in the courts. As a reassessment has not been issued, no amount has been recorded in the financial statements. Should a reassessment be issued and upheld by the courts, Aur would, at that time, record a charge to earnings of $10.1 million, plus interest. Aur will vigorously contest in court any such reassessment issued by CCRA.

Aur uses the intrinsic method of accounting for stock-based compensation. Had stock-based compensation for options granted since January 1, 2002 under Aur's employee stock option plan been determined on the basis of fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation, the expense for the three months and nine months ended September 30, 2002 would have totalled $24,000 and $36,000, respectively, and based upon options granted in 2002 to date, the fair value of stock-based compensation expense for the entire 2002 year would total $79,000.

On behalf of the Board.

James W. Gill
President & Chief Executive Officer

October 31, 2002

2501 - 1 Adelaide Street East, Toronto, Ontario, M5C 2V9
Tel: 416-362-2614; Fax: 416-367-0427; www.aurresources.com

Aur RESOURCES INC.

PRODUCTION STATISTICS
Three months ended September 30

2002	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	378,437	963,744	1,813,361	n/a
Grade				
Copper (%)	2.89	0.72	1.54	n/a
Soluble copper (%)	n/a	0.60	1.42	n/a
Zinc (%)	1.88	-	-	n/a
Gold (oz/t)	0.03	-	-	n/a
Silver (oz/t)	0.77	-	-	n/a
Copper (pounds)				
Produced	6,991,000	11,511,000	37,373,000	55,875,000
Sold	6,991,000	11,783,000	37,966,000	56,740,000
Less: minority interests	-	(3,535,000)	(3,796,000)	(7,331,000)
Net to Aur	6,991,000	8,248,000	34,170,000	49,409,000
Inventory	-	747,000	4,707,000	5,454,000
Other metals produced and sold				
Zinc (pounds)	3,995,000	-	-	3,995,000
Gold (ounces)	1,900	-	-	1,900
Silver (ounces)	53,000	-	-	53,000
Cost per pound of copper sold	$0.43	$0.45	$0.49	$0.48
2001	**Louvicourt**	**Andacollo**	**Quebrada Blanca**	**Total**
Ore (tonnes)	400,951	963,028	1,988,028	n/a
Grade				
Copper (%)	3.93	0.67	1.47	n/a
Soluble copper (%)	n/a	0.60	1.36	n/a
Zinc (%)	1.26	-	-	n/a
Gold (oz/t)	0.03	-	-	n/a
Silver (oz/t)	0.88	-	-	n/a
Copper (pounds)				
Produced	10,147,000	11,063,000	41,619,000	62,829,000
Sold	10,147,000	10,845,000	39,880,000	60,872,000
Less: minority interests	-	(3,254,000)	(3,988,000)	(7,242,000)
Net to Aur	10,147,000	7,591,000	35,892,000	53,630,000
Inventory	-	241,000	6,426,000	6,667,000
Other metals produced and sold				
Zinc (pounds)	2,629,000	-	-	2,629,000
Gold (ounces)	2,800	-	-	2,800
Silver (ounces)	78,000	-	-	78,000
Cost per pound of copper sold	$0.39	$0.55	$0.44	$0.45

Notes:

1. Tonnes of ore milled at Louvicourt and stacked at Andacollo and Quebrada Blanca and all metal production figures are shown on a 100% basis with the exception of metal production figures for Louvicourt, which represents Aur's 30% joint venture interest. Net copper to Aur represents Aur's 30%, 70% and 90% beneficial interests in Louvicourt, Andacollo and Quebrada Blanca, respectively. At Quebrada Blanca, the ore is material stacked and excludes 836,912 tonnes (2001–1,601,739 tonnes) of dump leach ore, which is currently not being processed.
2. Cash operating cost per pound of copper sold includes smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing, and is net of by-product credits of $2.2 million (2001–$2.1 million) where applicable.
3. Comparative figures for the cash operating cost per pound of copper sold have been restated to exclude the non-cash provision for mine closure and site restoration costs.

Aur RESOURCES INC.

PRODUCTION STATISTICS
Nine months ended September 30

2002	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	1,120,668	2,829,042	5,424,341	n/a
Grade				
Copper (%)	3.06	0.76	1.56	n/a
Soluble copper (%)	n/a	0.65	1.44	n/a
Zinc (%)	1.67	-	-	n/a
Gold (oz/t)	0.03	-	-	n/a
Silver (oz/t)	0.76	-	-	n/a
Copper (pounds)				
Produced	21,919,000	36,286,000	117,800,000	176,005,000
Sold	21,919,000	35,817,000	114,963,000	172,699,000
Less: minority interests	-	(10,745,000)	(11,496,000)	(22,241,000)
Net to Aur	21,919,000	25,072,000	103,467,000	150,458,000
Inventory	-	747,000	4,707,000	5,454,000
Other metals produced and sold				
Zinc (pounds)	10,337,000	-	-	10,337,000
Gold (ounces)	6,200	-	-	6,200
Silver (ounces)	160,000	-	-	160,000
Cost per pound of copper sold	$0.46	$0.48	$0.47	$0.47

2001	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	1,160,201	2,839,491	5,513,053	n/a
Grade				
Copper (%)	3.46	0.82	1.40	n/a
Soluble copper (%)	n/a	0.72	1.28	n/a
Zinc (%)	1.29	-	-	n/a
Gold (oz/t)	0.03	-	-	n/a
Silver (oz/t)	0.78	-	-	n/a
Copper (pounds)				
Produced	25,780,000	34,170,000	120,710,000	180,660,000
Sold	25,780,000	34,532,000	121,367,000	181,679,000
Less: minority interests	-	(10,360,000)	(12,137,000)	(22,497,000)
Net to Aur	25,780,000	24,172,000	109,230,000	159,182,000
Inventory	-	241,000	6,426,000	6,667,000
Other metals produced and sold				
Zinc (pounds)	8,078,000	-	-	8,078,000
Gold (ounces)	7,300	-	-	7,300
Silver (ounces)	194,000	-	-	194,000
Cost per pound of copper sold	$0.46	$0.54	$0.48	$0.49

Notes:

1. Tonnes of ore milled at Louvicourt and stacked at Andacollo and Quebrada Blanca and all metal production figures are shown on a 100% basis with the exception of metal production figures for Louvicourt, which represents Aur's 30% joint venture interest. Net copper to Aur represents Aur's 30%, 70% and 90% beneficial interests in Louvicourt, Andacollo and Quebrada Blanca, respectively. At Quebrada Blanca, the ore is material stacked and excludes 2,446,875 tonnes (2001–3,200,814 tonnes) of dump leach ore, which is currently not being processed

2. Cash operating cost per pound of copper sold includes smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing, and is net of by-product credits of $6.4 million (2001–$6.0 million) where applicable.

3. Comparative figures for the cash operating cost per pound of copper sold have been restated to exclude the non-cash provision for mine closure and site restoration costs.

Aur RESOURCES INC.

Consolidated Statements of Operations
(in thousands of United States dollars except earnings per share)
(Unaudited)

	Three months ended September 30		Nine months ended September 30	
	2002	2001	**2002**	2001
	$	$	$	$
Operating revenues				
Mining	**42,525**	44,211	**131,590**	144,712
Hedging	**3,776**	7,788	**9,691**	15,128
	46,301	51,999	**141,281**	159,840
Expenses				
Mining	**29,271**	29,558	**87,834**	94,972
Exploration	**836**	497	**2,731**	3,204
Administration	**1,137**	1,084	**3,752**	3,419
Depreciation and amortization	**9,792**	10,022	**30,118**	29,476
Mine closure and site restoration	**277**	685	**1,308**	947
Bank loan interest	**1,331**	2,525	**4,309**	9,267
Other (note 6)	**(47)**	374	**716**	97
	42,597	44,745	**130,768**	141,382
Earnings before taxes and minority interests	**3,704**	7,254	**10,513**	18,458
Income and resource taxes	**(410)**	(158)	**(1,232)**	(773)
Earnings before minority interests	**3,294**	7,096	**9,281**	17,685
Minority interests	**(412)**	(73)	**(1,138)**	(1,627)
Net earnings for the period	**2,882**	7,023	**8,143**	16,058
Basic earnings per share (note 5(b))	**0.03**	0.08	**0.08**	0.17
Diluted earnings per share (note (5(b))	**0.03**	0.06	**0.07**	0.14

Consolidated Statements of Retained Earnings (Deficit)
(in thousands of United States dollars)
(Unaudited)

	Three months ended September 30		Nine months ended September 30	
	2002	2001	**2002**	2001
	$	$	$	$
Retained earnings (deficit) – beginning of period, as originally stated	**27,352**	8,081	**22,974**	(17,980)
Adjustment to reflect change in accounting policy for in-process inventories (note 1)	**-**	3,457	**-**	3,457
Retained earnings (deficit) – beginning of period, as restated	**27,352**	11,538	**22,974**	(14,523)
Reduction of share capital and contributed surplus (note 5(d))	**-**	-	**-**	17,980
Net earnings for the period	**2,882**	7,023	**8,143**	16,058
Accretion of equity portion of convertible debt	**(441)**	(479)	**(1,324)**	(1,433)
Retained earnings – end of period	**29,793**	18,082	**29,793**	18,082

See accompanying notes to interim consolidated financial statements.

AUR RESOURCES INC.

Consolidated Balance Sheets (in thousands of United States dollars)	As at September 30 2002 (Unaudited)	December 31 2001
	$	$
Assets		
Current		
Cash	67,163	73,791
Receivables	8,047	11,898
Inventories and prepaid expenses (note 2)	59,619	56,780
	134,829	142,469
Capital assets	311,635	320,385
Net future income and resource taxes	4,967	5,161
Other	2,770	3,659
	454,201	471,674
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	24,667	24,570
Current portion of bank loan (note 3)	26,800	33,921
Current portion of obligation under capital lease	2,842	2,651
	54,309	61,142
Bank loan (note 3)	106,132	122,029
Liability portion of convertible debt	1,926	4,567
Obligation under capital lease	5,166	6,744
Obligation on properties purchased	2,712	4,457
Mine closure and site restoration	9,308	8,349
Minority interests	31,934	30,796
	157,178	176,942
	211,487	238,084
Shareholders' equity		
Share capital (note 5)	174,236	173,687
Equity portion of convertible debt	33,074	30,433
Cumulative translation adjustment	5,611	6,496
Retained earnings (note 5(d))	29,793	22,974
	242,714	233,590
	454,201	471,674

See accompanying notes to interim consolidated financial statements.

Aur RESOURCES INC.

Consolidated Statements of Cash Flow (in thousands of United States dollars) (Unaudited)	Three months ended September 30		Nine months ended September 30	
	2002	2001	**2002**	2001
	$	$	**$**	$
Operating activities				
Net earnings for the period	**2,882**	7,023	**8,143**	16,058
Non-cash items -				
Depreciation and amortization	**9,792**	10,022	**30,118**	29,476
Future income and resource taxes	**(87)**	(137)	**194**	119
Mine closure and site restoration	**161**	409	**959**	541
Gain on sale of marketable securities	**(8)**	(1)	**(122)**	(425)
Interest on obligation on properties purchased	**59**	68	**708**	532
Loss on disposal of capital assets	**-**	-	**25**	2
Foreign exchange	**80**	415	**(9)**	513
Minority interests	**412**	73	**1,138**	1,627
	13,291	17,872	**41,154**	48,443
Net change in non-cash working capital items (note 7)	**2,909**	(573)	**1,109**	4,311
	16,200	17,299	**42,263**	52,754
Financing activities				
Principal repayment of bank loan	**(1,498)**	(5,570)	**(23,018)**	(9,810)
Capital lease principal payments	**(59)**	-	**(1,480)**	(1,085)
Common shares issued	**104**	-	**549**	-
Accretion of equity portion of convertible debt	**(441)**	(479)	**(1,324)**	(1,433)
Foreign exchange and other	**168**	197	**83**	444
	(1,726)	(5,852)	**(25,190)**	(11,884)
Investing activities				
Capital asset acquisitions	**(9,118)**	(3,840)	**(17,853)**	(6,683)
Mineral property acquisition	**-**	-	**(3,762)**	-
Mineral property development	**(296)**	-	**(424)**	-
Principal payment on property purchased	**-**	-	**(2,250)**	(1,800)
Proceeds on disposal of capital assets	**-**	1	**-**	8
Proceeds on sale of marketable securities	**8**	1	**579**	1,241
	(9,406)	(3,838)	**(23,710)**	(7,234)
Foreign exchange on cash held in foreign currencies	**(80)**	(415)	**9**	(513)
Increase (decrease) in cash for the period	**4,988**	7,194	**(6,628)**	33,123
Cash – beginning of period	**62,175**	54,867	**73,791**	28,938
Cash – end of period	**67,163**	62,061	**67,163**	62,061

See accompanying notes to interim consolidated financial statements.

AUR RESOURCES INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine month periods ended September 30, 2002 and 2001
(in thousands of United States dollars except where otherwise noted)
(Unaudited)

1. Accounting policies

The interim unaudited consolidated financial statements of Aur Resources Inc. ("Aur") have been prepared in accordance with accounting principles generally accepted in Canada using the same accounting policies as those disclosed in note 1 to Aur's audited consolidated financial statements for the year ended December 31, 2001. These interim unaudited consolidated financial statements should be read in conjunction with Aur's audited annual consolidated financial statements included in Aur's Annual Report for the year 2001.

As described in note 2(a) to Aur's audited consolidated financial statements for the year ended December 31, 2001, effective 2001, in order to conform the accounting policies of Compañía Minera Carmen de Andacollo ("CDA") with those of Compañía Minera Quebrada Blanca S.A., Aur changed its accounting policy for in-process inventories at CDA to record these amounts on the balance sheet. Previously, CDA expensed these amounts. The financial impact of this accounting change has been retroactively applied to previous financial years. This change did not affect net earnings or earnings per share for the three month and nine month periods ended September 30, 2001.

2. Inventories and prepaid expenses

	September 30 2002	December 31 2001
	$	$
Cathode copper	**2,538**	974
In-process inventories	**45,319**	45,691
Mine supplies	**8,332**	9,043
Prepaid expenses	**3,430**	1,072
	59,619	56,780

3. Bank loan

	$
Balance at December 31, 2001	155,950
Mandatory principal prepayment – February 15, 2002	(9,281)
Scheduled principal repayment – June 30, 2002	(12,240)
Mandatory principal prepayment – August 15, 2002	(1,497)
Balance at September 30, 2002	132,932
Less:	
Scheduled principal repayment – December 31, 2002	12,400
Scheduled principal repayment – June 30, 2003	14,400
Current portion	26,800
Long-term portion	106,132

Aur RESOURCES INC.

4. Segmented information

(a) Segmented Statements of Operations for the three months ended September 30

2002	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	6,768	8,498	27,259	-	42,525
Hedging	-	-	-	3,776	3,776
	6,768	8,498	27,259	3,776	46,301
Expenses					
Mining	5,236	5,260	18,775	-	29,271
Exploration	-	-	-	836	836
Administration	-	-	-	1,137	1,137
Depreciation and amortization	1,023	2,210	6,452	107	9,792
Mine closure and site restoration	46	165	66	-	277
Bank loan interest	-	-	-	1,331	1,331
Other	-	146	37	(230)	(47)
	6,305	7,781	25,330	3,181	42,597
Earnings before taxes	463	717	1,929	595	3,704
Income and resource taxes	(473)	(5)	58	310	(110)
Earnings (loss) before minority interests	(10)	712	1,987	605	3,294
Minority interests	-	(213)	(199)	-	(412)
Net earnings (loss)	(10)	499	1,788	605	2,882

2001	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	8,394	7,807	28,010	-	44,211
Hedging	-	-	-	7,788	7,788
	8,394	7,807	28,010	7,788	51,999
Expenses					
Mining	6,071	5,991	17,496	-	29,558
Exploration	-	-	-	497	497
Administration	-	-	-	1,084	1,084
Depreciation and amortization	936	2,226	6,816	44	10,022
Mine closure and site restoration	49	186	450	-	685
Bank loan interest	-	-	-	2,525	2,525
Other	-	222	195	(43)	374
	7,056	8,625	24,957	4,107	44,745
Earnings (loss) before taxes	1,338	(818)	3,053	3,681	7,254
Income and resource taxes	(501)	(4)	141	206	(158)
Earnings (loss) before minority interests	837	(822)	3,194	3,887	7,096
Minority interests	-	246	(319)	-	(73)
Net earnings (loss)	837	(576)	2,875	3,887	7,023

(b) Segmented Statements of Operations for the nine months ended September 30

2002	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	22,093	26,143	83,354	-	131,590
Hedging	-	-	-	9,691	9,691
	22,093	26,143	83,354	9,691	141,281
Expenses					
Mining	16,402	17,249	54,183	-	87,834
Exploration	-	-	-	2,731	2,731
Administration	-	-	-	3,752	3,752
Depreciation and amortization	3,028	6,970	19,769	351	30,118
Mine closure and site restoration	135	523	650	-	1,308
Bank loan interest	-	-	-	4,309	4,309
Other	-	415	22	279	716
	19,565	25,157	74,624	11,422	130,768
Earnings (loss) before taxes	2,528	986	8,730	(1,731)	10,513
Income and resource taxes	(1,865)	(15)	(259)	907	(1,232)
Earnings (loss) before minority interests	663	971	8,471	(824)	9,281
Minority interests	-	(291)	(847)	-	(1,138)
Net earnings (loss)	663	680	7,624	(824)	8,143

2001	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	23,986	27,025	93,701	-	144,712
Hedging	-	-	-	15,128	15,128
	23,986	27,025	93,701	15,128	159,840
Expenses					
Mining	17,826	18,660	58,486	-	94,972
Exploration	-	-	-	3,204	3,204
Administration	-	-	-	3,419	3,419
Mine closure and site restoration	143	354	450	-	947
Depreciation and amortization	2,708	6,883	19,770	115	29,476
Bank loan interest	-	-	-	9,267	9,267
Other	3	727	(211)	(422)	97
	20,680	26,624	78,495	15,583	141,382
Earnings (loss) before taxes	3,306	401	15,206	(455)	18,458
Income and resource taxes	(1,355)	(12)	(101)	695	(773)
Earnings before minority interests	1,951	389	15,105	240	17,685
Minority interests	-	(117)	(1,510)	-	(1,627)
Net earnings	1,951	272	13,595	240	16,058

Aur RESOURCES INC.

(c) Segmented Balance Sheets as at

September 30, 2002	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Assets					
Current					
Cash	504	2,399	21,422	42,838	67,163
Receivables	4,132	455	1,992	1,468	8,047
Inventories and prepaid expenses	659	8,493	50,284	183	59,619
	5,295	11,347	73,698	44,489	134,829
Capital assets	6,360	49,951	250,670	4,654	311,635
Net future income and resource taxes	-	4,334	(2,754)	3,387	4,967
Other	-	-	672	2,098	2,770
	11,655	65,632	322,286	54,628	454,201
Liabilities					
Current					
Accounts payable and accrued liabilities	1,237	2,386	12,969	8,075	24,667
Current portion of bank loan	-	-	-	26,800	26,800
Current portion of obligation under capital lease	-	2,307	535	-	2,842
	1,237	4,693	13,504	34,875	54,309
Bank loan	-	-	-	106,132	106,132
Liability portion of convertible debt	-	-	-	1,926	1,926
Obligation under capital lease	-	4,197	969	-	5,166
Obligation on properties purchased	-	-	-	2,712	2,712
Mine closure and site restoration	1,024	1,365	6,376	543	9,308
Minority interests	-	13,905	18,029	-	31,934
	2,261	24,160	38,878	146,188	211,487

December 31, 2001	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Assets					
Current					
Cash	331	525	26,335	46,600	73,791
Receivables	6,458	410	2,099	2,931	11,898
Inventories and prepaid expenses	693	9,078	46,499	510	56,780
	7,482	10,013	74,933	50,041	142,469
Capital assets	9,400	56,422	254,033	530	320,385
Net future income and resource taxes	-	4,334	(2,560)	3,387	5,161
Other	-	-	1,309	2,350	3,659
	16,882	70,769	327,715	56,308	471,674
Liabilities					
Current					
Accounts payable and accrued liabilities	1,587	2,230	12,561	8,192	24,570
Current portion of bank loan	-	-	-	33,921	33,921
Current portion of obligation under capital lease	-	2,214	437	-	2,651
	1,587	4,444	12,998	42,113	61,142
Bank loan	-	-	-	122,029	122,029
Liability portion of convertible debt	-	-	-	4,567	4,567
Obligation under capital lease	-	5,374	1,370	-	6,744
Obligation on properties purchased	-	-	-	4,457	4,457
Mine closure and site restoration	887	1,021	5,900	541	8,349
Minority interests	-	13,614	17,182	-	30,796
	2,474	24,453	37,450	173,707	238,084

Aur RESOURCES INC.

(d) Segmented Statements of Cash Flow for the three months ended September 30

2002	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	(10)	499	1,788	605	2,882
Non-cash items	1,353	2,482	6,692	(118)	10,409
	1,343	2,981	8,480	487	13,291
Net change in non-cash working capital items	2,194	(318)	772	261	2,909
	3,537	2,663	9,252	748	16,200
Financing activities					
Principal repayment of bank loan	-	-	-	(1,498)	(1,498)
Capital lease principal payments	-	-	(59)	-	(59)
Common shares issued	-	-	-	104	104
Accretion of equity portion of convertible debt	-	-	-	(441)	(441)
Foreign exchange and other	-	-	-	168	168
	-	-	(59)	(1,667)	(1,726)
Investing activities					
Capital asset acquisitions	-	(592)	(8,516)	(10)	(9,118)
Mineral property acquisition and development	-	-	-	(296)	(296)
Other	-	-	-	8	8
	-	(592)	(8,516)	(298)	(9,406)
Foreign exchange on cash held in foreign currency	-	-	-	(80)	(80)
Intercompany/divisional funding (distributions)	(3,527)	(2,128)	(470)	6,125	-
Increase (decrease) in cash for the period	10	(57)	207	4,828	4,988
Cash – beginning of period	494	2,457	21,215	38,009	62,175
Cash – end of period	504	2,400	21,422	42,837	67,163

2001	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	837	(576)	2,875	3,887	7,023
Non-cash items	1,177	1,951	7,445	276	10,849
	2,014	1,375	10,320	4,163	17,872
Net change in non-cash working capital items	(1,296)	941	428	(646)	(573)
	718	2,316	10,748	3,517	17,299
Financing activities					
Principal repayment of bank loan	-	-	-	(5,570)	(5,570)
Accretion of equity portion of convertible debt	-	-	-	(479)	(479)
Foreign exchange and other	-	-	-	197	197
	-	-	-	(5,852)	(5,852)
Investing activities					
Capital asset acquisitions	(24)	(250)	(3,566)	-	(3,840)
Other	5	-	-	(3)	2
	(19)	(250)	(3,566)	(3)	(3,838)
Foreign exchange on cash held in foreign currency	-	-	-	(415)	(415)
Intercompany/divisional funding distributions	(994)	(2,190)	(1,573)	4,757	-
Increase (decrease) in cash for the period	(295)	(124)	5,609	2,004	7,194
Cash – beginning of period	332	820	22,698	31,017	54,867
Cash – end of period	37	696	28,307	33,021	62,061

Aur RESOURCES INC.

(e) Segmented Statements of Cash Flow for the nine months ended September 30

2002	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	663	680	7,624	(824)	8,143
Non-cash items	4,445	7,630	21,287	(351)	33,011
	5,108	8,310	28,911	(1,175)	41,154
Net change in non-cash working capital items	2,010	697	(3,271)	1,673	1,109
	7,118	9,007	25,640	498	42,263
Financing activities					
Principal repayment of bank loan	-	-	-	(23,018)	(23,018)
Capital lease principal payments	-	(1,177)	(303)	-	(1,480)
Common shares issued	-	-	-	549	549
Accretion of equity portion of convertible debt	-	-	-	(1,324)	(1,324)
Foreign exchange and other	-	-	-	83	83
	-	(1,177)	(303)	(23,710)	(25,190)
Investing activities					
Capital asset acquisitions	-	(1,409)	(16,405)	(39)	(17,853)
Mineral property acquisition and development	-	-	-	(4,186)	(4,186)
Principal payment on property purchased	-	-	-	(2,250)	(2,250)
Other	-	-	-	579	579
	-	(1,409)	(16,405)	(5,896)	(23,710)
Foreign exchange on cash held in foreign currency	-	-	-	9	9
Intercompany/divisional funding (distributions)	(6,945)	(4,546)	(13,845)	25,336	-
Increase (decrease) in cash for the period	173	1,875	(4,913)	(3,763)	(6,628)
Cash – beginning of period	331	525	26,335	46,600	73,791
Cash – end of period	504	2,400	21,422	42,837	67,163

2001	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings	1,951	272	13,595	240	16,058
Non-cash items	3,581	7,028	21,832	(56)	32,385
	5,532	7,300	35,427	184	48,443
Net change in non-cash working capital items	1,447	871	7,511	(5,518)	4,311
	6,979	8,171	42,938	(5,334)	52,754
Financing activities					
Principal repayment of bank loan	-	-	-	(9,810)	(9,810)
Principal repayment of mine equipment under capital lease	-	(1,085)	-	-	(1,085)
Accretion of equity portion of convertible debt	-	-	-	(1,433)	(1,433)
Foreign exchange	-	-	-	444	444
	-	(1,085)	-	(10,799)	(11,884)
Investing activities					
Capital asset acquisitions	(214)	(1,208)	(4,936)	(325)	(6,683)
Principal payment on property purchased	-	-	-	(1,800)	(1,800)
Proceeds on sale of marketable securities	-	-	-	1,241	1,241
Other	6	-	-	8	8
	(208)	(1,208)	(4,936)	(317)	(7,234)
Foreign exchange on cash held in foreign currency	-	-	-	(513)	(513)
Intercompany/divisional funding distributions	(7,118)	(6,015)	(17,571)	30,704	-
Increase (decrease) in cash for the period	(347)	(137)	20,431	13,176	33,123
Cash – beginning of period	384	833	7,876	19,845	28,938
Cash – end of period	37	696	28,307	33,021	62,061

5. Share capital, earnings per share and stock-based compensation

(a) Issued and outstanding

	2002		2001	
	Shares	Amount	Shares	Amount
	# 000's	$	# 000's	$
Common shares				
Balance – beginning of period	90,755	173,686	90,730	188,800
Reduction of share capital	-	-	-	(15,145)
Share purchase options exercised	343	549	-	-
Conversion of Class B shares	1,300	1	-	-
Balance – end of period	92,398	174,236	90,730	173,655
Class B shares				
Balance – beginning and end of period	2,000	1	2,000	1
Conversion into common shares	(2,000)	(1)	-	-
Balance – end of period	-	-	2,000	1
		174,236		173,656

(b) Earnings per common share

	Three months ended September 30		Nine months ended September 30	
	2002	2001	2002	2001
	$	$	$	$
(i) Basic				
Numerator				
Net earnings	2,882	7,023	8,143	16,058
Accretion of equity portion of convertible debt charged to retained earnings, net of tax	(286)	(275)	(858)	(825)
Income available to shareholders	2,596	6,748	7,285	15,233
Denominator (# 000's)				
Weighted average number of shares	91,642	90,730	91,642	90,730
Basic earnings per share	0.03	0.08	0.08	0.17
(ii) Diluted				
Numerator				
Income available to shareholders	2,596	6,748	7,285	15,233
Denominator (# 000's)				
Weighted average number of shares	91,642	90,730	91,642	90,730
Potential issuance of shares from convertible debt	14,245	21,711	14,245	21,711
Potential issuance of shares from purchase options	1,190	199	1,190	199
	107,077	112,640	107,077	112,640
Diluted earnings per share	0.03	0.06	0.07	0.14

Aur RESOURCES INC.

(c) Conversion of Class B shares into common shares

On April 25, 2002, Aur's shareholders approved an amendment to the articles of Aur to convert each of the 2.0 million issued Class B shares of Aur into 0.65 of a common share, being 1.3 million common shares in the aggregate, and thereby eliminating the Class B shares of Aur.

(d) Reduction of share capital and contributed surplus

On April 26, 2001, Aur's shareholders passed a special resolution reducing the share capital and contributed surplus attributable to the common shares of Aur by an amount sufficient to eliminate Aur's December 31, 2000 deficit of $17,980.

(e) Stock-based compensation plans

At September 30, 2002, Aur had one stock-based compensation plan, which is described below. Aur applies the intrinsic value based method of accounting for stock-based compensation awards granted to employees. Accordingly, no compensation cost has been recognized for its employee share purchase option plan.

Aur has a common share purchase option plan (the "Plan") for directors, officers and senior management personnel of Aur. Options under the Plan are typically granted in such numbers as reflect the level of responsibility of the particular optionee and his or her contribution to the business and activities of Aur. Options granted under the Plan typically have a five year term and are typically made cumulatively exercisable by the holders thereof as to a proportionate part of the aggregate number of shares subject to the option over a specified term. Except in specified circumstances, options are not assignable and terminate upon the optionee ceasing to be employed by or associated with Aur. The terms of the Plan further provide that the price at which shares may be issued under the Plan cannot be less than the market price of the shares when the relevant options are granted.

Aur's common shares are listed on the Toronto Stock Exchange and trade in Canadian dollars ("CDN"). The following table summarizes information regarding Aur's outstanding and exercisable common share purchase options as at September 30, 2002:

Outstanding				Exercisable	
Range of exercise prices per share	Balance	Weighted average months remaining	Weighted average exercise price per share	Balance	Weighted average exercise price per share
CDN$	#	#	CDN$	#	CDN$
1.65 to 1.96	739,442	38	1.96	484,442	1.96
2.07 to 2.25	1,270,000	30	2.22	1,114,250	2.24
2.26 to 2.95	552,200	25	2.46	474,200	2.46
3.00 to 4.73	784,781	19	3.64	579,003	3.52
7.11 to 8.10	27,999	14	7.90	27,999	7.90
	3,374,422		2.58	2,679,894	2.56

The following table summarizes information regarding Aur's common share purchase options as at and for the periods ended:

	September 30, 2002			
	Three months ended		Nine months ended	
	Shares	Weighted average exercise price per share	Shares	Weighted average exercise price per share
	#	CDN$	#	CDN$
Balance – beginning of period	3,464,422	2.60	3,752,222	2.98
Granted	10,000	4.30	232,223	3.95
Exercised	(70,000)	2.28	(342,800)	2.45
Expired	(30,000)	6.73	(267,223)	7.64
Forfeited	-	-	-	-
Balance – end of period	3,374,422	2.58	3,374,422	2.58

Had stock-based compensation for options granted since January 1, 2002 under the Plan been determined on the basis of fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation, Aur's pro forma net earnings and earnings per share would be as follows:

	September 30, 2002			
	Three months ended		Nine months ended	
	$	$/share	$	$/share
Net earnings, as reported	2,882	0.03	8,143	0.08
Stock-based compensation expense	(24)	-	(56)	-
Pro forma net earnings	2,858	0.03	8,087	0.08

For purposes of the above, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants as follows: dividend yield of 0%, expected volatility of 44%, risk-free interest rate of 4.2% and expected life of 36 months.

6. Other expenses (revenues)

	Three months ended September 30		Nine months ended September 30	
	2002	2001	**2002**	2001
	$	$	**$**	$
Interest on obligation under capital lease	**202**	232	**517**	805
Interest and other income	**(805)**	(794)	**(1,730)**	(2,440)
Interest and financing costs	**468**	848	**1,507**	1,003
Foreign exchange	**(106)**	314	**20**	764
Gain on sale of marketable securities and investments	**(8)**	(1)	**(122)**	(425)
Other	**202**	(225)	**524**	390
	(47)	374	**716**	97

7. Supplementary cash flow information

	Three months ended September 30		Nine months ended September 30	
	2002	2001	**2002**	2001
	$	$	**$**	$
Receivables	**1,691**	(2,058)	**3,851**	7,463
Inventories	**(1,081)**	(871)	**(2,839)**	2,371
Accounts payable and accrued liabilities	**2,299**	2,356	**97**	(5,523)
	2,909	(573)	**1,109**	4,311
Other information:				
Interest paid	**1,369**	4,022	**4,411**	10,852
Income, resource and capital taxes paid	**288**	150	**880**	2,364

8. Fair value of financial instruments

The carrying amounts of cash, accounts receivable and current liabilities approximate their fair value due to the short-term maturities of these instruments. Aur's carrying cost of its portfolio of marketable securities is nil while the market value as at September 30, 2002 was $556 (December 31, 2001 – $1,751). The estimated fair value of Aur's smelter settlements receivable based on commodity prices as at September 30, 2002 was a gain of $nil (December 31, 2001 – gain of $216). The estimated fair value of Aur's forward sales and purchased copper call options based on commodity prices as at September 30, 2002 was a gain of $16,605 (December 31, 2001 – gain of $26,060).

9. Contingent liability

The Canada Customs and Revenue Agency ("CCRA") is in the course of conducting an audit of Aur's income tax returns for the 1996 to 1999 taxation years. As part of its audit, CCRA has questioned Aur's deduction of non-capital losses that arose from a predecessor corporation, Canada Tungsten Inc. ("CTI"), upon the amalgamation of Aur and CTI on January 1, 1997. At that time, CTI had non-capital losses totalling $39 million, all of which have been deducted by Aur in its 1997 to 2001 taxation years. For non-capital losses to be deductible to a successor corporation, the Income Tax Act (Canada) (the "Act") requires that the successor corporation continue to carry on the business of the predecessor corporation in Canada. Aur is of the viewpoint that it continued to carry on the Canadian mining business of CTI, which business included the acquisition, disposition and exploration of mineral properties and the development and mining of mineral resources in Canada. Accordingly, Aur believes that all of CTI's non-capital loss carryforwards were deductible by Aur for purposes of the Act. CCRA has requested submissions from Aur outlining its position with respect to whether Aur, as successor, continued to carry on CTI's Canadian mining business. It is the opinion of management that Aur's income tax filings are correct. No reassessments of Aur's tax returns have been issued by CCRA. Should CCRA reassess, Aur would be required to prepay the resultant tax liabilities, estimated to be $6.7 million, plus interest, while Aur contests any such reassessment in the courts. At this time, the outcome of the resolution of this potential reassessment cannot be determined and, accordingly, the loss, if any, has not been recorded in the financial statements; however, should Aur ultimately be unsuccessful in deducting the non-capital losses of CTI, Aur would record a charge to earnings of $10.1 million, plus interest. Aur intends to vigorously contest any such reassessment.

AUR RESOURCES INC.
1 Adelaide Street East
Suite 2501
Toronto, Ontario M5C 2V9
Tel (416) 362-2614
Fax (416) 367-0427

03 JUN 20 AM 7:21

August 8, 2002

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC
U.S.A., 20549

Dear Sirs,

Please find enclosed a copy of the 2002 Second Quarter Report to Shareholders to be filed under our exemption number 82-4624.

If you have any questions, please give me a call.

Yours truly,

AUR RESOURCES INC.

Kathy Noble

Kathy Noble
Assistant Secretary

Encl.

\kn

Aur RESOURCES INC.

03 JUN 20 AM 7:21

REPORT TO SHAREHOLDERS - SECOND QUARTER 2002

AUR RESOURCES INC. REPORTS EARNINGS OF US$2.6 MILLION AND CASH FLOW FROM OPERATING ACTIVITIES OF US$16.5 MILLION IN THE SECOND QUARTER OF 2002

Highlights for the Quarter

Aur Resources had a solid operating performance in the second quarter of 2002 with copper production of 60.6 million pounds and cash operating costs at the Louvicourt, Andacollo and Quebrada Blanca mines averaging $0.48 per pound of copper sold. Cash and working capital were $62.2 million and $77.0 million, respectively, at June 30, 2002. Aur is a US dollar reporter.

Financial Highlights

Revenues were $48.4 million in the second quarter of 2002 compared to $57.3 million for the same period in 2001. Net earnings were $2.6 million, equal to $0.02 per share for the quarter, compared to $8.0 million or $0.08 per share for the same quarter last year. Cash flow from operating activities was $16.5 million, equal to $0.18 per share, compared to $15.7 million or $0.17 per share in the second quarter of 2001.

Revenues for the six month period ending June 30, 2002 were $95.0 million compared to $107.8 million for the same period in 2001. Net earnings were $5.3 million, equal to $0.05 per share, for the period, compared to $9.0 million or $0.09 per share in 2001. Cash flow from operating activities was $26.1 million, equal to $0.29 per share for the six months ended June 30, 2002, compared to $35.1 million or $0.39 per share in 2001. Aur's cash position at June 30, 2002 was $62.2 million and working capital was $77.0 million

Aur's forward sale of 26.5 million pounds of copper at $0.83 per pound generated $2.6 million of revenue for the Company in the second quarter and assisted Aur in realizing an average of $0.76 per pound of copper sold, compared to the LME average price for the quarter of $0.73 per pound. In 2001, revenues from the forward sale of 38.5 million pounds of copper at $0.87 per pound totalled $4.7 million and assisted Aur in realizing an average of $0.86 per pound of copper sold, compared to the LME average price for the quarter of $0.75 per pound. For the year-to-date, revenues from the forward sales of 53.0 million pounds of copper at $0.83 per pound totalled $5.9 million and allowed Aur to realize an average of $0.78 per pound of copper sold compared to the year-to-date LME average of $0.72 per pound to June 30, 2002. Aur realized an average of $0.86 per pound in 2001 compared to the year-to-date LME average of $0.77 per pound last year.

Aur repaid $12.2 million of its bank debt in June 2002 reducing the balance outstanding to $134.4 million. A $1.5 million mandatory prepayment of the bank debt from Aur's excess cash flow in the first half of 2002 will be made on August 15, 2002.

2501 - 1 Adelaide Street East, Toronto, Ontario, M5C 2V9
Tel: 416-362-2614; Fax: 416-367-0427; www.aurresources.com

Production Highlights

Aur's metal production from the Louvicourt, Andacollo and Quebrada Blanca mines in the second quarter of 2002 was 60.6 million pounds of copper, 3.3 million pounds of zinc, 50,000 ounces of silver and 1,900 ounces of gold, compared to 58.9 million pounds of copper, 1.6 million pounds of zinc, 52,000 ounces of silver and 2,200 ounces of gold in the second quarter of 2001. Minesite revenues were $45.8 million and mine cash operating costs were $30.1 million in the second quarter of 2002, compared to $52.6 million and $33.3 million, respectively, for the same period in 2001. Operating revenues were $6.8 million lower than for the same period in 2001 due to lower metal prices and lower sales this year. Operating revenues were below budget due to a combination of 2.6 million fewer pounds of copper being sold and lower copper prices. Aur's cash operating cost per pound of copper sold, net of by-product credits, was $0.48 for the quarter, compared to $0.49 in the second quarter of 2001. Mine cash operating costs were $3.2 million lower than for the same period in 2001. Cash flow from mining operations, before investments in capital assets at the minesites, was $14.9 million in the second quarter of 2002, compared to $18.9 million for the same period last year.

Aur's metal production from the Louvicourt, Andacollo and Quebrada Blanca mines in the six months ended June 30, 2002 was 120.1 million pounds of copper, 6.3 million pounds of zinc, 107,000 ounces of silver and 4,300 ounces of gold, compared to 117.8 million pounds of copper, 5.4 million pounds of zinc, 116,000 ounces of silver and 4,500 ounces of gold in the six months ended June 30, 2001. Minesite revenues were $89.1 million and mine cash operating costs were $59.6 million for the year-to-date compared to $100.5 million and $65.7 million, respectively, in 2001. Operating revenues, excluding those from Aur's copper forward sales, were $10.3 million below budget primarily as a result of lower realized copper prices and sales. Aur's cash operating cost per pound of copper sold, net of by-product credits, was $0.03 better than budget at $0.48 for the six months ended June 30, 2002, compared to $0.51 in 2001. Cash flow from mining operations for the six months ended June 30, 2002 was $24.9 million before capital expenditures at the mines of $8.7 million compared to $43.2 million and $2.5 million, respectively, last year.

Louvicourt Mine

The Louvicourt Mine produced 23.4 million pounds of copper and 10.9 million pounds of zinc from 377,278 tonnes of ore milled during the second quarter of 2002. Mill throughput was 8,700 tonnes lower, copper production was 2.7 million pounds lower and zinc production was 5.5 million pounds higher than in the second quarter of last year. Copper production was essentially as budgeted, while zinc production was 0.7 million pounds lower than budgeted for the second quarter, principally due to lower head grades resulting from changes in mine stope sequencing.

Louvicourt produced 49.8 million pounds of copper and 21.1 million pounds of zinc from 742,231 tonnes of ore milled during the six months ended June 30, 2002. Mill throughput and copper production were 17,000 tonnes and 2.3 million pounds, respectively, lower and zinc production was 3.0 million pounds higher than last year. Copper and zinc production for the year-to-date were 2.7 million pounds and 4.9 million pounds less than budgeted due to lower head grades and tonnages milled.

2501 - 1 Adelaide Street East, Toronto, Ontario, M5C 2V9
Tel: 416-362-2614; Fax: 416-367-0427; www.aurresources.com

Aur's share of Louvicourt's revenues was $7.5 million in the second quarter of 2002, compared to $6.7 million in 2001. The difference in revenues is principally due to the impact of changing metal prices and the timing of smelter settlements. Aur's cash operating costs for the quarter, net of by-product credits, were $0.06 lower than budgeted at $0.47 per pound of copper sold due to lower than budgeted smelting and refining costs. Mine site operating costs were slightly lower than budget at $26.05 per tonne milled, compared to $26.62 per tonne last year. There were no capital expenditures in the quarter this year, compared to $0.1 million last year.

Aur's share of Louvicourt's revenues was $15.3 million for the six months ended June 30, 2002, compared to $15.6 million in 2001. The lower revenue was principally due to lower sales volume. Cash operating costs, net of by-product credits, for the year-to-date were $0.02 lower than budget at $0.48 per pound of copper sold. Capital expenditures for the year-to-date were nil compared to $0.2 million in 2001.

Production for the year 2002 is expected to be 2.7 million pounds below budget at 94.4 million pounds of copper and 11.0 million pounds below budget for zinc at 41.9 million pounds. Cash operating costs are expected to be $0.01 per pound higher than originally budgeted at $0.50 per pound of copper sold, net of by-product credits, for the full year 2002.

Andacollo Mine

The Andacollo Mine produced 12.0 million pounds of high quality cathode copper during the second quarter of 2002, 0.7 million pounds higher than budgeted. A total of 4.2 million tonnes of rock, of which 0.9 million tonnes was ore, was mined at a strip ratio of 3.8:1, all of which were essentially as budgeted. Andacollo produced 11.6 million pounds of high quality cathode copper during the second quarter of 2001. A total of 4.5 million tonnes of rock, of which 1.0 million tonnes was ore, was mined at a strip ratio of 3.7:1 in the second quarter of 2001.

Andacollo's revenues of $9.6 million, generated from the sale of 12.8 million pounds of copper in the second quarter of 2002, were lower than the revenues of $9.7 million in 2001 as a result of lower copper prices this year. Cash operating costs were $6.8 million, $0.2 million lower than budget, and $0.2 million lower than the $7.0 million in 2001. The lower cash operating costs and higher number of pounds sold in the second quarter of 2002 resulted in cash operating costs of $0.53 per pound of copper sold, $0.04 lower than budgeted, compared to $0.57 for the same period in 2001. The lower costs were due to cost savings in most areas of the operation combined with increased copper sales. Capital expenditures were $0.2 million in the second quarter, compared to $0.1 million in 2001. Cash flow form operating activities was $3.5 million in the second quarter of 2002, compared to $2.0 million in 2001.

Andacollo produced 24.8 million pounds of high quality cathode copper during the six months ended June 30, 2002. A total of 8.2 million tonnes of rock, of which 1.9 million tonnes was ore, was mined at a strip ratio of 3.4:1. Andacollo produced 23.1 million pounds of copper for the same period in 2001. A total of 8.2 million tonnes of rock, of which 1.9 million tonnes was ore, was mined at a strip ratio of 3.5:1 in 2001.

Andacollo's revenues were $17.6 million for the six months ended June 30, 2002 compared to $19.2 million in 2001 as a result of lower metal prices this year. Cash operating costs were $12.3 million or $0.51 per pound of copper sold compared to $0.54 per pound last year. The costs were $0.08 per pound lower than budgeted as a result of operating cost efficiencies in all areas of the mine. Capital expenditures were $0.8 million for the year-to-date, primarily for major overhauls of mining trucks, compared to $1.0 million in 2001, and are expected to be in line with the budget at $1.7 million for 2002.

AUR RESOURCES INC.

Quebrada Blanca Mine

The Quebrada Blanca Mine produced 41.5 million pounds of 100% LME Grade A cathode copper in the second quarter of 2002, approximately 1.2 million pounds lower than budgeted, compared to 39.4 million pounds in 2001. A total of 8.3 million tonnes of rock, of which 2.5 million tonnes was ore, was mined at a strip ratio of 2.3:1 in the second quarter of 2002, compared to 8.3 million tonnes of rock, of which 2.8 million tonnes was ore, and a strip ratio of 2.0:1 for the second quarter of last year.

Quebrada Blanca's revenues, generated from the sale of 38.7 million pounds of copper, were $28.7 million in the second quarter of 2002, approximately $3.7 million below budget, due principally to lower realized copper prices and the sale of 2.8 million pounds less copper than produced. Operating revenues of $36.1 million in the second quarter of 2001 were $7.4 million higher than in 2002 due to higher copper prices and higher sales of cathode copper in 2001. Cash operating costs were $17.9 million, $4.4 million or $0.06 per pound of copper sold, under budget due to cost savings in all areas of the operations. The cash operating costs per pound of copper produced and sold in the second quarter of 2001 were both $0.46. Cash flow from operating activities was $11.2 million in the second quarter of 2002 compared to $14.3 million in 2001.

Quebrada Blanca produced 80.4 pounds of copper in the six months ended June 30, 2002, 5.5 million pounds less than planned. A total of 16.0 million tonnes of rock, of which 5.2 million tonnes was ore, was mined at a strip ratio of 2.1:1 in 2002. Copper quality was 100% LME Grade A and the copper in heap inventory increased by 2.6 million pounds this year. A total of 15.3 million tonnes of rock, of which 5.1 million tonnes was ore, was mined at a strip ratio of 2.0:1 in 2001.

Quebrada Blanca's revenues were $56.1 million for the six months ended June 30, 2002, approximately $9.2 million below budget due principally to lower production and sales of copper and lower realized copper prices. Cash operating costs were $36.0 million or $0.47 per pound of copper sold, $0.03 per pound below budget for the year-to-date.

For the full year 2002, Quebrada Blanca is expected to produce approximately 165 million pounds of copper, approximately 8 million pounds less than budgeted, at a cost of $0.49 per pound of copper sold, $0.01 per pound lower than originally budgeted.

Capital expenditures were $5.5 million, compared to the budget of $9.6 million for the second quarter of 2002 and actual expenditures of $0.4 million in 2001. Capital expenditures for the six months ended June 30, 2002 totalled $7.9 million, $6.0 million less than budget, compared to $1.4 million in 2001. Capital expenditures are expected to total $24.9 million in 2002, essentially as budgeted. The dump leach and power grid connection projects are expected to be completed by year end as scheduled.

Other Financial Information

Exploration expenses were $0.7 million and $1.9 million in the second quarter and year-to-date 2002, respectively, compared to $0.7 million and $2.7 million, respectively, in 2001. For the 2002 year, exploration expenses are expected to be as budgeted at $4.1 million.

Administration expenses were as budgeted at $1.5 million and $2.6 million in the second quarter and year-to-date 2002, respectively, compared to $0.9 million and $2.3 million, respectively, in 2001. For the 2002 year, administration expenses are expected to be as budgeted at $5.1 million.

Aur RESOURCES INC.

Depreciation and amortization expenses were as budgeted at $10.4 million and $20.3 million in the second quarter and year-to-date 2002, respectively, compared to $9.8 million and $19.5 million, respectively, in 2001.

Interest expense on Aur's bank debt was $1.6 million and $3.0 million, respectively, in the second quarter and year-to-date 2002, compared to $3.0 million and $6.7 million, respectively, in 2001. The principal reason for the lower interest expense was significantly lower interest rates in 2002 combined with a $31.3 million reduction in the principal balance outstanding by comparison to 2001. For the 2002 year, interest expense is expected to total $6.0 million, $1.5 million lower than budgeted. Aur's bank debt is based on floating LIBOR interest rates.

Investments in capital assets totalled $5.8 million in the second quarter of 2002, of which $5.5 million was expended at Quebrada Blanca, compared to $0.8 million in 2001. For 2002 year-to-date, investments in capital assets totalled $12.6 million, of which $7.9 million was expended at Quebrada Blanca and $3.7 million was spent on the Duck Pond acquisition, compared to $2.8 million in 2001. Aur anticipates that capital expenditures in 2002, excluding the Duck Pond acquisition cost, will be as originally budgeted at $27.0 million.

At Aur's Annual and Special Meeting held April 25, 2002, the shareholders approved a special resolution authorizing an amendment to Aur's articles to convert the 2.0 million Class B shares into 1.3 million common shares. Common shares now constitute the only class of issued shares of Aur.

For the balance of 2002, Aur has sold forward and holds matching call options for 53.0 million pounds of copper at a price of $0.83 per pound. Aur, therefore, participates fully in copper prices above $0.83 per pound while remaining protected from prices below $0.83 for 53.0 million pounds of remaining copper production in 2002.

Aur uses the intrinsic method of accounting for stock-based compensation. Had stock-based compensation for options granted since January 1, 2002 under Aur's employee stock option plan been determined on the basis of fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation, the expense for the six months ended June 30, 2002 would have totalled $32,000 and, based upon options granted in 2002 to date, the fair value of stock-based compensation expense for the entire 2002 year would total $77,000.

On behalf of the Board,

James W. Gill
President & Chief Executive Officer

July 30, 2002

Aur RESOURCES INC.

PRODUCTION STATISTICS
Three months ended June 30

2002	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	377,278	903,211	1,744,500	n/a
Grade				
Copper (%)	2.91	0.76	1.46	n/a
Soluble copper (%)	n/a	0.65	1.36	n/a
Zinc (%)	1.58	-	-	n/a
Gold (oz/t)	0.03	-	-	n/a
Silver (oz/t)	0.70	-	-	n/a
Copper (pounds)				
Produced	7,017,000	12,048,000	41,485,000	60,550,000
Sold	7,017,000	12,774,000	38,708,000	58,499,000
Less: minority interests	-	(3,832,000)	(3,871,000)	(7,703,000)
Net to Aur	7,017,000	8,942,000	34,837,000	50,796,000
Inventory	-	1,018,000	5,302,000	6,320,000
Other metals produced and sold				
Zinc (pounds)	3,284,000	-	-	3,284,000
Gold (ounces)	1,900	-	-	1,900
Silver (ounces)	50,000	-	-	50,000
Cost per pound of copper sold	$0.47	$0.53	$0.46	$0.48

2001	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	385,969	963,691	1,935,422	n/a
Grade				
Copper (%)	3.18	0.91	1.51	n/a
Soluble copper (%)	n/a	0.75	1.40	n/a
Zinc (%)	0.83	-	-	n/a
Gold (oz/t)	0.03	-	-	n/a
Silver (oz/t)	0.63	-	-	n/a
Copper (pounds)				
Produced	7,835,000	11,643,000	39,373,000	58,851,000
Sold	7,835,000	12,346,000	44,983,000	65,164,000
Less: minority interests	-	(3,704,000)	(4,498,000)	(8,202,000)
Net to Aur	7,835,000	8,642,000	40,485,000	56,962,000
Inventory	-	75,000	3,662,000	3,737,000
Other metals produced and sold				
Zinc (pounds)	1,632,000	-	-	1,632,000
Gold (ounces)	2,200	-	-	2,200
Silver (ounces)	52,000	-	-	52,000
Cost per pound of copper sold	$0.53	$0.57	$0.46	$0.49

Notes:

1. Tonnes of ore milled at Louvicourt and stacked at Andacollo and Quebrada Blanca and all metal production figures are shown on a 100% basis with the exception of metal production figures for Louvicourt, which represents Aur's 30% joint venture interest. Net copper to Aur represents Aur's 30%, 70% and 90% beneficial interests in Louvicourt, Andacollo and Quebrada Blanca, respectively. At Quebrada Blanca, the ore stacked excludes dump leach ore, which is currently not being processed.
2. Cash operating cost per pound of copper sold includes smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing, and is net of by-product credits where applicable.

Aur RESOURCES INC.

PRODUCTION STATISTICS
Six months ended June 30

2002	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	742,231	1,865,298	3,610,980	n/a
Grade				
Copper (%)	3.15	0.79	1.56	n/a
Soluble copper (%)	n/a	0.68	1.45	n/a
Zinc (%)	1.56	-	-	n/a
Gold (oz/t)	0.03	-	-	n/a
Silver (oz/t)	0.75	-	-	n/a
Copper (pounds)				
Produced	14,928,000	24,775,000	80,427,000	120,130,000
Sold	14,928,000	24,034,000	76,997,000	115,959,000
Less: minority interests	-	(7,210,000)	(7,700,000)	(14,910,000)
Net to Aur	14,928,000	16,824,000	69,297,000	101,049,000
Inventory	-	1,018,000	5,302,000	6,320,000
Other metals produced and sold				
Zinc (pounds)	6,342,000	-	-	6,342,000
Gold (ounces)	4,300	-	-	4,300
Silver (ounces)	107,000	-	-	107,000
Cost per pound of copper sold	$0.48	$0.51	$0.47	$0.48

2001	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	759,250	1,876,463	3,525,025	n/a
Grade				
Copper (%)	3.22	0.94	1.51	n/a
Soluble copper (%)	n/a	0.77	1.39	n/a
Zinc (%)	1.31	-	-	n/a
Gold (oz/t)	0.03	-	-	n/a
Silver (oz/t)	0.73	-	-	n/a
Copper (pounds)				
Produced	15,633,000	23,107,000	79,091,000	117,831,000
Sold	15,633,000	23,687,000	81,487,000	120,807,000
Less: minority interests	-	(7,106,000)	(8,149,000)	(15,255,000)
Net to Aur	15,633,000	16,581,000	73,338,000	105,552,000
Inventory	-	75,000	3,662,000	3,737,000
Other metals produced and sold				
Zinc (pounds)	5,449,000	-	-	5,449,000
Gold (ounces)	4,500	-	-	4,500
Silver (ounces)	116,000	-	-	116,000
Cost per pound of copper sold	$0.51	$0.54	$0.50	$0.51

Notes:

1. Tonnes of ore milled at Louvicourt and stacked at Andacollo and Quebrada Blanca and all metal production figures are shown on a 100% basis with the exception of metal production figures for Louvicourt, which represents Aur's 30% joint venture interest. Net copper to Aur represents Aur's 30%, 70% and 90% beneficial interests in Louvicourt, Andacollo and Quebrada Blanca, respectively. At Quebrada Blanca, the ore stacked excludes dump leach ore, which is currently not being processed

2. Cash operating cost per pound of copper sold includes smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing, and is net of by-product credits where applicable.

Aur RESOURCES INC.

Consolidated Statements of Operations
(in thousands of United States dollars except earnings per share)
(Unaudited)

	Three months ended June 30		Six months ended June 30	
	2002	2001	**2002**	2001
	$	$	**$**	$
Operating revenues				
Mining	**45,783**	52,598	**89,065**	100,501
Hedging	**2,631**	4,655	**5,915**	7,340
	48,414	57,253	**94,980**	107,841
Expenses				
Mining	**30,083**	33,301	**59,594**	65,676
Exploration	**732**	715	**1,895**	2,707
Administration	**1,452**	882	**2,615**	2,335
Depreciation and amortization	**10,370**	9,754	**20,326**	19,454
Acquisition credit facility interest	**1,552**	2,992	**2,978**	6,742
Other (note 6)	**605**	(217)	**763**	(277)
	44,794	47,427	**88,171**	96,637
Earnings before taxes and minority interests	**3,620**	9,826	**6,809**	11,204
Income and resource taxes	**(531)**	(959)	**(822)**	(615)
Earnings before minority interests	**3,089**	8,867	**5,987**	10,589
Minority interests	**(467)**	(873)	**(726)**	(1,554)
Net earnings for the period	**2,622**	7,994	**5,261**	9,035
Basic earnings per share (note 5(b))	**0.02**	0.08	**0.05**	0.09
Diluted earnings per share (note (5(b))	**0.02**	0.07	**0.04**	0.08

Consolidated Statements of Retained Earnings (Deficit)
(in thousands of United States dollars)
(Unaudited)

	Three months ended June 30		Six months ended June 30	
	2002	2001	**2002**	2001
	$	$	**$**	$
Retained earnings (deficit) – beginning of period, as originally stated	**25,171**	(17,416)	**22,974**	(17,980)
Adjustment to reflect change in accounting policy for in-process inventories (note 1)	**-**	3,457	**-**	3,457
Retained earnings (deficit) – beginning of period, as restated	**25,171**	(13,959)	**22,974**	(14,523)
Reduction of share capital and contributed surplus (note 5(d))	**-**	17,980	**-**	17,980
Net earnings for the period	**2,622**	7,994	**5,261**	9,035
Accretion of equity portion of convertible debt	**(441)**	(477)	**(883)**	(954)
Retained earnings (deficit) – end of period	**27,352**	11,538	**27,352**	11,538

See accompanying notes to interim consolidated financial statements.

Aur RESOURCES INC.

Consolidated Balance Sheets (in thousands of United States dollars)	As at June 30 2002	December 31 2001
	(Unaudited)	
	$	$
Assets		
Current		
Cash	**62,175**	73,791
Receivables	**9,738**	11,898
Inventories and prepaid expenses (note 2)	**58,538**	56,780
	130,451	142,469
Capital assets	**312,210**	320,385
Net future income and resource taxes	**4,881**	5,161
Other	**3,203**	3,659
	450,745	471,674
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	**22,368**	24,570
Current portion of acquisition credit facility (note 3)	**28,297**	33,921
Current portion of obligation under capital lease	**2,744**	2,651
	53,409	61,142
Acquisition credit facility (note 3)	**106,132**	122,029
Liability portion of convertible debt	**3,684**	4,567
Obligation under capital lease	**5,323**	6,744
Obligation on properties purchased	**2,712**	4,457
Mine closure and site restoration	**9,272**	8,349
Minority interests	**31,522**	30,796
	158,645	176,942
	212,054	238,084
Shareholders' equity		
Share capital (note 5)	**174,132**	173,687
Equity portion of convertible debt	**31,316**	30,433
Cumulative translation adjustment	**5,891**	6,496
Retained earnings (deficit) (note 5(d))	**27,352**	22,974
	238,691	233,590
	450,745	471,674

See accompanying notes to interim consolidated financial statements.

Aur RESOURCES INC.

Consolidated Statements of Cash Flow (in thousands of United States dollars) (Unaudited)	Three months ended June 30		Six months ended June 30	
	2002	2001	**2002**	2001
	$	$	**$**	$
Operating activities				
Net earnings for the period	**2,622**	7,994	**5,261**	9,035
Non-cash items -				
Depreciation and amortization	**10,370**	9,754	**20,326**	19,454
Future income and resource taxes	**281**	669	**281**	256
Mine closure and site restoration	**361**	125	**798**	132
Gain on sale of marketable securities	**-**	(555)	**(114)**	(424)
Gain on sale of mineral properties	**-**	-	**-**	(334)
Interest on obligation on properties purchased	**649**	464	**649**	464
Loss on disposal of capital assets	**25**	-	**25**	2
Foreign exchange	**(108)**	(290)	**(89)**	98
Minority interests	**467**	873	**726**	1,554
	14,667	19,034	**27,863**	30,237
Net change in non-cash working capital items (note 7)	**1,833**	(3,362)	**(1,800)**	4,884
	16,500	15,672	**26,063**	35,121
Financing activities				
Principal repayment of acquisition credit facility	**(12,240)**	(4,240)	**(21,520)**	(4,240)
Capital lease principal payments	**(1,421)**	(1,085)	**(1,421)**	(1,085)
Common shares issued	**434**	-	**445**	-
Accretion of equity portion of convertible debt	**(441)**	(477)	**(883)**	(954)
Foreign exchange and other	**(34)**	(141)	**(85)**	247
	(13,702)	(5,943)	**(23,464)**	(6,032)
Investing activities				
Capital asset acquisitions	**(5,704)**	(820)	**(8,735)**	(2,843)
Mineral property acquisition	**-**	-	**(3,762)**	-
Mineral property development	**(128)**	-	**(128)**	-
Principal payment on property purchased	**(2,250)**	(1,800)	**(2,250)**	(1,800)
Proceeds on sale of mineral properties	**-**	-	**-**	334
Proceeds on disposal of capital assets	**-**	7	**-**	7
Proceeds on sale of marketable securities	**-**	1,099	**571**	1,240
	(8,082)	(1,514)	**(14,304)**	(3,062)
Foreign exchange on cash held in foreign currency	**108**	290	**89**	(98)
Increase (decrease) in cash for the period	**(5,176)**	8,505	**(11,616)**	25,929
Cash – beginning of period	**67,351**	46,362	**73,791**	28,938
Cash – end of period	**62,175**	54,867	**62,175**	54,867

See accompanying notes to interim consolidated financial statements.

AUR RESOURCES INC.

AUR RESOURCES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six month periods ended June 30, 2002 and 2001
(in thousands of United States dollars except where otherwise noted)
(Unaudited)

1. Accounting policies

The interim unaudited consolidated financial statements of Aur Resources Inc. ("Aur") have been prepared in accordance with accounting principles generally accepted in Canada using the same accounting policies as those disclosed in note 1 to Aur's audited consolidated financial statements for the year ended December 31, 2001. These interim unaudited consolidated financial statements should be read in conjunction with Aur's audited annual consolidated financial statements included in Aur's Annual Report for the year 2001.

As described in note 2(a) to Aur's audited consolidated financial statements for the year ended December 31, 2001, effective 2001, in order to conform the accounting policies of Compañía Minera Carmen de Andacollo ("CDA") with those of Compañía Minera Quebrada Blanca S.A., Aur changed its accounting policy for in-process inventories at CDA to record these amounts on the balance sheet. Previously, CDA expensed these amounts. The financial impact of this accounting change has been retroactively applied to previous financial years. This change did not affect net earnings or earnings per share for the six-month period ended June 30, 2001.

2. Inventories and prepaid expenses

	June 30 2002	December 31 2001
	$	$
Cathode copper	**2,814**	974
In-process inventories	**43,598**	45,691
Mine supplies	**9,019**	9,043
Prepaid expenses	**3,107**	1,072
	58,538	56,780

3. Acquisition credit facility

	June 30 2002	December 31 2001
	$	$
Mandatory principal prepayment – February 15	**-**	9,281
Mandatory principal prepayment – August 15	**1,497**	-
Scheduled principal repayment – December 31	**12,400**	12,400
Scheduled principal repayment – June 30	**14,400**	12,240
Current portion of acquisition credit facility	**28,297**	33,921
Long-term portion of acquisition credit facility	**106,132**	122,029
	134,429	155,950

A mandatory principal prepayment of $1,497, equal to 40% of excess cash flow (as defined in the credit facility) from January 1 to June 30, 2002, will be made on August 15, 2002.

4. Segmented information

(a) Segmented Statements of Operations for the three months ended June 30

2002	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	7,450	9,584	28,749	-	45,783
Hedging	-	-	-	2,631	2,631
	7,450	9,584	28,749	2,631	48,414
Expenses					
Mining	5,370	6,794	17,919	-	30,083
Exploration	-	-	-	732	732
Administration	-	-	-	1,452	1,452
Depreciation and amortization	992	2,361	6,899	118	10,370
Acquisition credit facility interest	-	-	-	1,552	1,552
Other	-	86	12	507	605
	6,362	9,241	24,830	4,361	44,794
Earnings (loss) before taxes	1,088	343	3,919	(1,730)	3,620
Income and resource taxes	(675)	(5)	(267)	416	(531)
Earnings (loss) before minority interests	413	338	3,652	(1,314)	3,089
Minority interests	-	(102)	(365)	-	(467)
Net earnings (loss)	413	236	3,287	(1,314)	2,622

2001	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	6,735	9,729	36,134	-	52,598
Hedging	-	-	-	4,655	4,655
	6,735	9,729	36,134	4,655	57,253
Expenses					
Mining	5,526	7,034	20,741	-	33,301
Exploration	-	-	-	715	715
Administration	-	-	-	882	882
Depreciation and amortization	902	2,353	6,464	35	9,754
Acquisition credit facility interest	-	-	-	2,992	2,992
Other	1	274	(289)	(203)	(217)
	6,429	9,661	26,916	4,421	47,427
Earnings before taxes	306	68	9,218	234	9,826
Income and resource taxes	(287)	(4)	(665)	(3)	(959)
Earnings before minority interests	19	64	8,553	231	8,867
Minority interests	-	(18)	(855)	-	(873)
Net earnings	19	46	7,698	231	7,994

Aur RESOURCES INC.

(b) **Segmented Statements of Operations for the six months ended June 30**

2002	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	15,325	17,645	56,095	-	89,065
Hedging	-	-	-	5,915	5,915
	15,325	17,645	56,095	5,915	94,980
Expenses					
Mining	11,255	12,347	35,992	-	59,594
Exploration	-	-	-	1,895	1,895
Administration	-	-	-	2,615	2,615
Depreciation and amortization	2,005	4,760	13,317	244	20,326
Acquisition credit facility interest	-	-	-	2,978	2,978
Other	-	269	(15)	509	763
	13,260	17,376	49,294	8,241	88,171
Earnings (loss) before taxes	2,065	269	6,801	(2,326)	6,809
Income and resource taxes	(1,392)	(10)	(317)	897	(822)
Earnings (loss)before minority interests	673	259	6,484	(1,429)	5,987
Minority interests	-	(78)	(648)	-	(726)
Net earnings (loss)	673	181	5,836	(1,429)	5,261

2001	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	15,592	19,218	65,691	-	100,501
Hedging	-	-	-	7,340	7,340
	15,592	19,218	65,691	7,340	107,841
Expenses					
Mining	11,849	12,837	40,990	-	65,676
Exploration	-	-	-	2,707	2,707
Administration	-	-	-	2,335	2,335
Depreciation and amortization	1,772	4,657	12,954	71	19,454
Acquisition credit facility interest	-	-	-	6,742	6,742
Other	3	505	(406)	(379)	(277)
	13,624	17,999	53,538	11,476	96,637
Earnings (loss) before taxes	1,968	1,219	12,153	(4,136)	11,204
Income and resource taxes	(854)	(8)	(242)	489	(615)
Earnings (loss) before minority interests	1,114	1,211	11,911	(3,647)	10,589
Minority interests	-	(363)	(1,191)	-	(1,554)
Net earnings (loss)	1,114	848	10,720	(3,647)	9,035

(c) **Segmented Balance Sheets as at**

June 30, 2002	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Assets					
Current					
Cash	493	2,458	21,215	38,009	62,175
Receivables	6,460	468	2,031	779	9,738
Inventories and prepaid expenses	691	7,971	49,577	299	58,538
	7,644	10,897	72,823	39,087	130,451
Capital assets	7,383	51,850	248,605	4,372	312,210
Net future income and resource taxes	-	4,334	(2,840)	3,387	4,881
Other	-	-	1,021	2,182	3,203
	15,027	67,081	319,609	49,028	450,745
Liabilities					
Current					
Accounts payable and accrued liabilities	1,402	2,196	11,528	7,242	22,368
Current portion of acquisition credit facility	-	-	-	28,297	28,297
Current portion of obligation under capital lease	-	2,307	437	-	2,744
	1,402	4,503	11,965	35,539	53,409
Acquisition credit facility	-	-	-	106,132	106,132
Liability portion of convertible debt	-	-	-	3,684	3,684
Obligation under capital lease	-	4,197	1,126	-	5,323
Obligation on properties purchased	-	-	-	2,712	2,712
Mine closure and site restoration	1,024	1,313	6,366	569	9,272
Minority interests	-	13,692	17,830	-	31,522
	2,426	23,705	37,287	148,636	212,054

December 31, 2001	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Assets					
Current					
Cash	331	525	26,335	46,600	73,791
Receivables	6,458	410	2,099	2,931	11,898
Inventories and prepaid expenses	693	9,078	46,499	510	56,780
	7,482	10,013	74,933	50,041	142,469
Capital assets	9,400	56,422	254,033	530	320,385
Net future income and resource taxes	-	4,334	(2,560)	3,387	5,161
Other	-	-	1,309	2,350	3,659
	16,882	70,769	327,715	56,308	471,674
Liabilities					
Current					
Accounts payable and accrued liabilities	1,587	2,230	12,561	8,192	24,570
Current portion of acquisition credit facility	-	-	-	33,921	33,921
Current portion of obligation under capital lease	-	2,214	437	-	2,651
	1,587	4,444	12,998	42,113	61,142
Acquisition credit facility	-	-	-	122,029	122,029
Liability portion of convertible debt	-	-	-	4,567	4,567
Obligation under capital lease	-	5,374	1,370	-	6,744
Obligation on properties purchased	-	-	-	4,457	4,457
Mine closure and site restoration	887	1,021	5,900	541	8,349
Minority interests	-	13,614	17,182	-	30,796
	2,474	24,453	37,450	173,707	238,084

Aur RESOURCES INC.

(d) Segmented Statements of Cash Flow for the three months ended June 30

2002	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	413	236	3,287	(1,314)	2,622
Non-cash items	1,532	2,603	7,669	241	12,045
	1,945	2,839	10,956	(1,073)	14,667
Net change in non-cash working capital items	(272)	681	194	1,230	1,833
	1,673	3,520	11,150	157	16,500
Financing activities					
Principal repayment of acquisition credit facility	-	-	-	(12,240)	(12,240)
Capital lease principal payments	-	(1,177)	(244)	-	(1,421)
Common shares issued	-	-	-	434	434
Accretion of equity portion of convertible debt	-	-	-	(441)	(441)
Foreign exchange and other	-	-	-	(34)	(34)
	-	(1,177)	(244)	(12,281)	(13,702)
Investing activities					
Capital asset acquisitions	-	(165)	(5,539)	-	(5,704)
Principal payment on property purchased	-	-	-	(2,250)	(2,250)
Other	-	-	-	(128)	(128)
	-	(165)	(5,539)	(2,378)	(8,082)
Foreign exchange on cash held in foreign currency	-	-	-	108	108
Intercompany/divisional funding (distributions)	(1,427)	(2,579)	(12,532)	16,538	-
Increase (decrease) in cash for the period	246	(401)	(7,165)	2,144	(5,176)
Cash – beginning of period	247	2,859	28,380	35,865	67,351
Cash – end of period	493	2,458	21,215	38,009	62,175

2001	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings	19	46	7,698	231	7,994
Non-cash items	1,064	2,402	7,984	(410)	11,040
	1,083	2,448	15,682	(179)	19,034
Net change in non-cash working capital items	1,603	(491)	(1,425)	(3,049)	(3,362)
	2,686	1,957	14,257	(3,228)	15,672
Financing activities					
Principal repayment of acquisition credit facility	-	-	-	(4,240)	(4,240)
Principal repayment of mine equipment under capital lease	-	(1,085)	-	-	(1,085)
Accretion of equity portion of convertible debt	-	-	-	(477)	(477)
Foreign exchange	-	-	-	(141)	(141)
	-	(1,085)	-	(4,858)	(5,943)
Investing activities					
Capital asset acquisitions	(83)	(59)	(352)	(326)	(820)
Principal payment on properties purchased	-	-	-	(1,800)	(1,800)
Other	-	-	-	1,106	1,106
	(83)	(59)	(352)	(1,020)	(1,514)
Foreign exchange on cash held in foreign currency	-	-	-	290	290
Intercompany/divisional funding distributions	(2,707)	(1,655)	(14,705)	19,067	-
Increase (decrease) in cash for the period	(104)	(842)	(800)	10,251	8,505
Cash – beginning of period	436	1,662	23,498	20,766	46,362
Cash – end of period	332	820	22,698	31,017	54,867

Aur RESOURCES INC.

(e) **Segmented Statements of Cash Flow for the six months ended June 30**

2002	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	673	181	5,836	(1,429)	5,261
Non-cash items	3,092	5,148	14,595	(233)	22,602
	3,765	5,329	20,431	(1,662)	27,863
Net change in non-cash working capital items	(184)	1,015	(4,043)	1,412	(1,800)
	3,581	6,344	16,388	(250)	26,063
Financing activities					
Principal repayment of acquisition credit facility	-	-	-	(21,520)	(21,520)
Capital lease principal payments	-	(1,177)	(244)	-	(1,421)
Common shares issued	-	-	-	445	445
Accretion of equity portion of convertible debt	-	-	-	(883)	(883)
Foreign exchange and other	-	-	-	(85)	(85)
	-	(1,177)	(244)	(22,043)	(23,464)
Investing activities					
Capital asset acquisitions	-	(817)	(7,889)	(29)	(8,735)
Mineral property acquisition	-	-	-	(3,762)	(3,762)
Principal payment on property purchased	-	-	-	(2,250)	(2,250)
Other	-	-	-	443	443
	-	(817)	(7,889)	(5,598)	(14,304)
Foreign exchange on cash held in foreign currency	-	-	-	89	89
Intercompany/divisional funding (distributions)	(3,418)	(2,418)	(13,375)	19,211	-
Increase (decrease) in cash for the period	163	1,932	(5,120)	(8,591)	(11,616)
Cash – beginning of period	331	525	26,335	46,600	73,791
Cash – end of period	493	2,457	21,215	38,009	62,175

2001	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	1,114	848	10,720	(3,647)	9,035
Non-cash items	2,404	5,077	14,387	666	21,202
	3,518	5,925	25,107	(4,313)	30,237
Net change in non-cash working capital items	2,743	(70)	7,083	(4,872)	4,884
	6,261	5,855	32,190	(9,185)	35,121
Financing activities					
Principal repayment of acquisition credit facility	-	-	-	(4,240)	(4,240)
Principal repayment of mine equipment under capital lease	-	(1,085)	-	-	(1,085)
Accretion of equity portion of convertible debt	-	-	-	(954)	(954)
Foreign exchange	-	-	-	247	247
	-	(1,085)	-	(4,947)	(6,032)
Investing activities					
Capital asset acquisitions	(189)	(958)	(1,370)	(326)	(2,843)
Principal payment on properties purchased	-	-	-	(1,800)	(1,800)
Other	-	-	-	1,581	1,581
	(189)	(958)	(1,370)	(545)	(3,062)
Foreign exchange on cash held in foreign currency	-	-	-	(98)	(98)
Intercompany/divisional funding distributions	(6,124)	(3,825)	(15,998)	25,947	-
Increase (decrease) in cash for the period	(52)	(13)	14,822	11,172	25,929
Cash – beginning of period	384	833	7,876	19,845	28,938
Cash – end of period	332	820	22,698	31,017	54,867

5. Share capital, earnings per share and stock-based compensation

(a) Issued and outstanding

	2002		2001	
	Shares	Amount	Shares	Amount
	# 000's	$	# 000's	$
Common shares				
Balance – beginning of period	**90,755**	**173,686**	90,730	188,800
Reduction of share capital	**-**	**-**	-	(15,145)
Share purchase options exercised	**272**	**445**	-	-
Conversion of Class B shares	**1,300**	**1**	-	-
Balance – end of period	**92,327**	**174,132**	90,730	173,655
Class B shares				
Balance – beginning and end of period	**2,000**	**1**	2,000	1
Conversion into common shares	**(2,000)**	**(1)**	-	-
Balance – end of period	**-**	**-**	2,000	1
		174,132		173,656

(b) Earnings per common share

	Three months ended June 30		Six months ended June 30	
	2002	2001	**2002**	2001
	$	$	$	$
(i) Basic				
Numerator				
Net earnings	**2,622**	7,994	**5,261**	9,035
Accretion of equity portion of convertible debt charged to retained earnings, net of tax	**(286)**	(275)	**(572)**	(550)
Income available to shareholders	**2,336**	7,719	**4,689**	8,485
Denominator (# 000's)				
Weighted average number of shares	**91,263**	90,730	**91,263**	90,730
Basic earnings per share	**0.02**	0.08	**0.05**	0.09
(ii) Diluted				
Numerator				
Income available to shareholders	**2,336**	7,719	**4,689**	8,485
Denominator (# 000's)				
Weighted average number of shares	**91,263**	90,730	**91,263**	90,730
Potential issuance of shares from convertible debt	**11,774**	19,181	**11,774**	19,181
Potential issuance of shares from purchase options	**1,570**	390	**1,570**	390
	104,607	110,301	**104,607**	110,301
Diluted earnings per share	**0.02**	0.07	**0.04**	0.08

(c) Conversion of Class B shares into common shares

On April 25, 2002, Aur's shareholders approved an amendment to the articles of Aur to convert each of the 2.0 million issued Class B shares of Aur into 0.65 of a common share, being 1.3 million common shares in the aggregate, and thereby eliminating the Class B shares of Aur.

(d) Reduction of share capital and contributed surplus

On April 26, 2001, Aur's shareholders passed a special resolution reducing the share capital and contributed surplus attributable to the common shares of Aur by an amount sufficient to eliminate Aur's December 31, 2000 deficit of $17,980.

(e) Stock-based compensation plans

At June 30, 2002, Aur had one stock-based compensation plan, which is described below. Aur applies the intrinsic value based method of accounting for stock-based compensation awards granted to employees. Accordingly, no compensation cost has been recognized for its employee share purchase option plan.

Aur has a common share purchase option plan (the "Plan") for directors, officers and senior management personnel of Aur. Options under the Plan are typically granted in such numbers as reflect the level of responsibility of the particular optionee and his or her contribution to the business and activities of Aur. Options granted under the Plan typically have a five year term and are typically made cumulatively exercisable by the holders thereof as to a proportionate part of the aggregate number of shares subject to the option over a specified term. Except in specified circumstances, options are not assignable and terminate upon the optionee ceasing to be employed by or associated with Aur. The terms of the Plan further provide that the price at which shares may be issued under the Plan cannot be less than the market price of the shares when the relevant options are granted.

Aur's common shares are listed on The Toronto Stock Exchange and trade in Canadian dollars ("CDN"). The following table summarizes information regarding Aur's outstanding and exercisable common share purchase options as at June 30, 2002:

Outstanding				Exercisable	
Range of exercise prices per share	Balance	Weighted average months remaining	Weighted average exercise price per share	Balance	Weighted average exercise price per share
CDN$	#	#	CDN$	#	CDN$
1.65 to 1.96	789,442	41	1.96	534,442	1.96
2.07 to 2.25	1,270,000	33	2.22	1,114,250	2.24
2.26 to 2.95	562,200	28	2.46	447,200	2.44
3.00 to 4.73	784,781	22	3.63	583,003	3.52
6.50 to 8.10	57,999	9	7.29	57,999	7.29
	3,464,422		2.60	2,736,894	2.60

The following table summarizes information regarding Aur's common share purchase options as at and for the periods ended June 30, 2002:

	Three months ended		Six months ended	
	Shares	Weighted average exercise price per share	Shares	Weighted average exercise price per share
	#	CDN$	#	CDN$
Balance – beginning of period	3,694,722	2.64	3,752,222	2.98
Granted	100,000	4.10	222,223	3.93
Exercised	(265,300)	2.50	(272,800)	2.49
Expired	(65,000)	7.40	(237,223)	3.93
Forfeited	-	-	-	-
Balance – end of period	3,464,422	2.60	3,464,422	2.60

Had stock-based compensation for options granted since January 1, 2002 under Aur's Plan been determined on the basis of fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation, Aur's pro forma net earnings and earnings per share are as follows:

	June 30, 2002			
	Three months ended		Six months ended	
	$	$/share	$	$/share
Net earnings, as reported	2,622	0.02	5,261	0.05
Stock-based compensation expense	(18)	-	(32)	-
Pro forma net earnings	2,604	0.02	5,229	0.05

For purposes of the above, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants as follows: dividend yield of 0%, expected volatility of 44%, risk-free interest rate of 4.2% and expected life of 36 months.

6. Other expenses (revenues)

	Three months ended June 30		**Six months ended June 30**	
	2002	2001	**2002**	2001
	$	$	**$**	$
Interest on obligation under capital lease	**128**	322	**315**	573
Interest and other income	**(450)**	(554)	**(925)**	(1,646)
Interest and financing costs	**662**	595	**1,039**	848
Foreign exchange	**91**	137	**126**	450
Gain on sale of marketable securities and investments	**-**	(555)	**(114)**	(424)
Other	**174**	(162)	**322**	(78)
	605	(217)	**763**	(277)

7. Supplementary cash flow information

	Three months ended June 30		Six months ended June 30	
	2002	2001	**2002**	2001
	$	$	**$**	$
Receivables	**1,071**	(1,118)	**2,160**	9,521
Inventories	**(598)**	2,903	**(1,758)**	3,242
Accounts payable and accrued liabilities	**1,360**	(5,147)	**(2,202)**	(7,879)
	1,833	(3,362)	**(1,800)**	4,884
Other information:				
Interest paid	**1,520**	3,041	**3,042**	6,830
Income, resource and capital taxes paid	**264**	2,146	**592**	2,214

8. Fair value of financial instruments

The carrying amounts of cash, accounts receivable and current liabilities approximate their fair value due to the short-term maturities of these instruments. Aur's carrying cost of its portfolio of marketable securities is nil while the market value as at June 30, 2002 was $902 (December 31, 2001 - $1,751). The estimated fair value of Aur's smelter settlements receivable based on commodity prices as at June 30, 2002 was a gain of $190 (December 31, 2001 – gain of $216). The estimated fair value of Aur's forward sales and purchased copper call options based on commodity prices as at June 30, 2002 was a gain of $7,714 (December 31, 2001 – gain of $26,060).

03 JUN 20 AM 7:21

Aur RESOURCES INC.
1 Adelaide Street East
Suite 2501
Toronto, Ontario M5C 2V9
Tel (416) 362-2614
Fax (416) 367-0427

June 27, 2002

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC
U.S.A., 20549

Dear Sirs,

Please find enclosed a copy of the 2002 First Quarter Report to Shareholders to be filed under our exemption number 82-4624.

If you have any questions, please give me a call.

Yours truly,

AUR RESOURCES INC.

Kathy Noble

Kathy Noble
Assistant Secretary

Encl.

\kn

Aur RESOURCES INC.

03 JUN 20 AM 7:21

REPORT TO SHAREHOLDERS - FIRST QUARTER 2002

AUR RESOURCES INC. REPORTS EARNINGS OF US$2.6 MILLION AND CASH FLOW OF US$13.2 MILLION IN THE FIRST QUARTER OF 2002

Highlights for the Quarter

Aur Resources continued its record of solid performance in the first quarter of 2002. Copper production was a record 59.6 million pounds in the first quarter of 2002 and Aur's Louvicourt, Andacollo and Quebrada Blanca mines had cash operating costs averaging $0.48 per pound of copper sold. A $9.3 million prepayment of bank debt in February reduced the balance outstanding to $146.7 million. The acquisition of the Duck Pond copper-zinc-silver-gold deposit in central Newfoundland was completed. Aur is a US dollar reporter.

Financial Highlights

Revenues were $46.6 million in the first quarter of 2002 compared to $50.6 million for the same period in 2001. Net earnings were $2.6 million, equal to $0.03 per share for the quarter, compared to $1.0 million or $0.01 per share for the same quarter last year. Cash flow from operating activities, before net change in non-cash working capital items, was $13.2 million, equal to $0.15 per share, compared to $11.5 million or $0.13 per share in the first quarter of 2001. Aur's cash position at March 31, 2002 was $67.4 million and working capital increased $6.0 million from December 31, 2001 to $87.3 million.

Aur's forward sale of 26.5 million pounds of copper at $0.83 per pound generated $3.3 million of revenue for the Company in the first quarter and assisted Aur in realizing an average of $0.78 per pound of copper sold, compared to the LME average price for the quarter of $0.71 per pound. In 2001, revenues from the forward sale of 38.5 million pounds of copper at $0.87 per pound totalled $2.7 million and assisted Aur in realizing an average of $0.86 per pound of copper sold, compared to the LME average price for the quarter of $0.84 per pound.

A mandatory principal prepayment of $9.3 million of Aur's bank debt was made on February 15, 2002 from excess cash flows generated from July 1 to December 31, 2001, reducing the debt balance to $146.7 million from the $156.0 million balance at December 31, 2001.

Production Highlights

Aur's metal production from the Louvicourt, Andacollo and Quebrada Blanca mines in the first quarter of 2002 was 59.6 million pounds of copper, 3.1 million pounds of zinc, 57,000 ounces of silver and 2,400 ounces of gold, compared to 59.0 million pounds of copper, 3.8 million pounds of zinc, 64,000 ounces of silver and 2,300 ounces of gold in the first quarter of 2001. Minesite revenues were $43.3 million and mine cash operating costs were $29.5 million in the first quarter of 2002, compared to $47.9 million and $32.4 million, respectively, for the same period in 2001. Operating revenues were lower than in 2001 due to lower metal prices somewhat offset by higher production and sales. Operating revenues were also below budget due to a

combination of 3.1 million less pounds of copper produced, an increase in cathode inventory of 1.5 million pounds and low copper prices. Aur's cash operating cost per pound of copper sold, net of by-product credits, was $0.48 for the quarter, compared to $0.54 in the first quarter of 2001. Cash flow from mining and related activities, before net change in non-cash working capital items and investments in capital assets at the minesites, was $17.1 million in the first quarter of 2002, compared to $18.0 million for the same period last year.

Louvicourt Mine

The Louvicourt Mine produced 26.4 million pounds of copper and 10.2 million pounds of zinc from 364,953 tonnes of ore milled during the first quarter of 2002. Mill throughput was 8,300 tonnes lower, copper production was 0.4 million pounds higher and zinc production was 2.5 million pounds lower than in the first quarter of last year. Copper and zinc production were 2.7 million and 4.2 million pounds, respectively, lower than budgeted for the first quarter, principally due to lower head grades resulting from mine stope sequencing.

Aur's share of Louvicourt's revenues was $7.9 million in the first quarter of 2002, compared to $8.9 million in 2001. The lower revenue was principally due to lower realized metal prices. Cash operating costs for the quarter, net of by-product credits, were $0.01 higher than budgeted at $0.49 per pound of copper sold due to lower than budgeted by-product credits and copper production. Mine site operating costs were slightly under budget at $28.15 per tonne milled, compared to $28.14 per tonne milled in 2001. There were no capital expenditures in the quarter this year, compared to $0.1 million last year.

The Louvicourt Mine continued its solid performance in the first quarter of 2002 and is expected to achieve its budgeted production and cost targets for the entire year. Aur holds a 30% interest in and is the operator of the Louvicourt Mine.

Andacollo Mine

The Andacollo Mine produced 12.7 million pounds of high quality cathode copper during the first quarter of 2002, 1.9 million pounds higher than budgeted. A total of 4.1 million tonnes of rock, of which 1.0 million tonnes was ore, was mined at a strip ratio of 2.9:1, all of which were better than budgeted. The Andacollo Mine produced 11.5 million pounds of high quality cathode copper during the first quarter of 2001. A total of 3.6 million tonnes of rock, of which 0.8 million tonnes was ore, was mined at a strip ratio of 3.3:1 in the first quarter of 2001.

Andacollo's revenues of $8.1 million, generated from the sale of 11.3 million pounds of copper in the first quarter of 2002, were lower than the revenues of $9.5 million in 2001 as a result of lower copper prices. Cash operating costs were $5.6 million, $1.0 million lower than budget, and $0.2 million lower than the $5.8 million in 2001. The lower cash operating costs in the first quarter of 2002 resulted in cash operating costs of $0.49 per pound of copper sold, compared to $0.51 for the same period in 2001. The lower costs were due to cost savings in most areas of the operation combined with increased copper sales. Capital expenditures were $0.7 million in the first quarter, primarily for major overhauls of mining trucks, compared to $0.9 million in 2001.

The Andacollo Mine is recognized as one of the highest quality cathode copper producers in the world and this high standard of operating performance is expected to continue. Andacollo is expected to meet its budgeted production and cost targets for 2002.

Aur RESOURCES INC.

Quebrada Blanca Mine

The Quebrada Blanca Mine produced 38.9 million pounds of 100% LME Grade A cathode copper in the first quarter of 2002, approximately 4.2 million pounds lower than budgeted, compared to 39.7 million pounds in 2001. The lower production was due to lower leaching rates of a temporary nature which resulted in an 8.5 million pound build up of in-process inventories in the quarter. Copper production for 2002 of 172.9 million pounds is still expected to be achieved. A total of 7.7 million tonnes of rock, of which 2.7 million tonnes was ore, was mined at a strip ratio of 1.9:1 in the first quarter of 2002, compared to 7.0 million tonnes of rock, of which 1.6 million tonnes was ore, and a strip ratio of 3.3:1 for the first quarter of last year.

Quebrada Blanca's revenues, generated from the sale of 38.3 million pounds of copper, were $27.3 million in the first quarter of 2002, approximately $5.5 million below budget, due principally to lower realized copper prices and the production and sale of less copper than budgeted. Operating revenues of $29.6 million in the first quarter of 2001 were $2.3 million higher than in 2002 due to higher copper prices and higher production and sales of cathode copper in 2001. Cash operating costs were $18.1 million, $2.0 million under budget due to cost savings in all areas of the operations, but were $0.01 higher than budget at $0.47 per pound of copper sold as a result of lower than budgeted copper production and sales. Cathode inventory increased 0.7 million pounds from year-end. The cash operating costs per pound of copper produced and sold in the first quarter of 2001 were $0.51 and $0.56, respectively. Cash flow from operating activities before net change in non-cash working capital items was $9.5 million in the first quarter of 2002 compared to $9.4 million in 2001; however, primarily due to the planned reduction in Quebrada Blanca's cathode copper sales receivables accomplished in the first quarter of 2001, the net change in non-cash working capital items in 2002 was $12.7 million lower than in 2001.

Capital expenditures were $2.4 million, compared to the budget of $4.3 million for the first quarter of 2002 and actual expenditures of $1.0 million in 2001. Capital expenditures this year have been incurred principally on the dump leach project, the power grid project and major equipment overhauls. The dump leach and power grid connection work is slightly behind schedule; however, these projects are expected to be completed on schedule and on budget for 2002.

Other Financial Information

Exploration expenses were $1.2 million in the first quarter of 2002, compared to $2.0 million in 2001. For the 2002 year, exploration expenditures are expected to be as budgeted at $4.1 million.

Administration expenses were as budgeted at $1.2 million in the first quarter of 2002, compared to $1.5 million in 2001.

Depreciation and amortization expenses were as budgeted at $10.0 million in the first quarter of 2002, compared to $9.7 million in 2001.

Aur RESOURCES INC.

Interest expense on Aur's bank debt was $0.5 million less than budget at $1.4 million in the first quarter of 2002, compared to $3.8 million in 2001. The principal reason for the lower interest expense was significantly lower interest rates combined with a $23.3 million reduction in the principal balance outstanding by comparison to the first quarter of 2001. Aur's bank debt is based on floating LIBOR interest rates.

Investments in capital assets totalled $6.8 million in the first quarter of 2002, of which $2.4 million was expended at Quebrada Blanca and $3.7 million was spent on the Duck Pond acquisition, compared to $2.0 million in 2001. Aur anticipates that capital expenditures in 2002, excluding the Duck Pond acquisition cost, will be as originally budgeted at $27.0 million, of which $25.4 million will be incurred at Quebrada Blanca. The capital investment program at Quebrada Blanca, started in 2001 and designed to increase production from the current rate of 75,000 tonnes per year to 80,000 tonnes per year of LME Grade A cathode copper and to reduce steady state cash operating costs to below $0.50 per pound of copper produced, is proceeding and is expected to be completed by the end of 2002.

For the balance of 2002, Aur has sold forward and holds matching call options for 79.5 million pounds of copper at a price of $0.83 per pound. Aur, therefore, participates fully in copper prices above $0.83 per pound while remaining protected from prices below $0.83 for 79.5 million pounds of remaining copper production in 2002.

Conversion of Class B Shares

At Aur's Annual and Special Meeting held April 25, 2002, the shareholders approved a special resolution authorizing an amendment to the Corporation's articles to convert the Class B shares of the Corporation into common shares of the Corporation. This resulted in the issuance of 1,300,000 common shares bringing the total number of common shares issued and outstanding to 92,061,949 shares. The common shares now constitute the only class of issued shares of the Corporation.

On behalf of the Board,

James W. Gill
President & Chief Executive Officer

April 26, 2002

2501 - 1 Adelaide Street East, Toronto, Ontario, M5C 2V9
Tel: 416-362-2614; Fax: 416-367-0427; www.aurresources.com

AUR RESOURCES INC.

PRODUCTION STATISTICS
Three months ended March 31

2002	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	364,953	962,087	1,866,480	n/a
Grade				
Copper (%)	3.39	0.81	1.65	n/a
Soluble copper (%)	n/a	0.70	1.51	n/a
Zinc (%)	1.53	-	-	n/a
Gold (oz/t)	0.03	-	-	n/a
Silver (oz/t)	0.80	-	-	n/a
Copper (pounds)				
Produced	7,911,000	12,727,000	38,942,000	59,580,000
Sold	7,911,000	11,260,000	38,289,000	57,460,000
Less: minority interests	-	(3,378,000)	(3,829,000)	(7,207,000)
Net to Aur	7,911,000	7,882,000	34,460,000	50,253,000
Inventory	-	1,744,000	2,524,000	4,268,000
Other metals produced and sold				
Zinc (pounds)	3,058,000	-	-	3,058,000
Gold (ounces)	2,400	-	-	2,400
Silver (ounces)	57,000	-	-	57,000
Cost per pound of copper sold	0.49	0.49	0.47	0.48

2001	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	373,281	912,772	1,589,603	n/a
Grade				
Copper (%)	3.26	0.97	1.51	n/a
Soluble copper (%)	n/a	0.80	1.33	n/a
Zinc (%)	1.80	-	-	n/a
Gold (oz/t)	0.03	-	-	n/a
Silver (oz/t)	0.83	-	-	n/a
Copper (pounds)				
Produced	7,798,000	11,464,000	39,718,000	58,980,000
Sold	7,798,000	11,341,000	36,504,000	55,643,000
Less: minority interests	-	(3,402,000)	(3,650,000)	(7,052,000)
Net to Aur	7,798,000	7,939,000	32,854,000	48,591,000
Inventory	-	778,000	9,273,000	10,051,000
Other metals produced and sold				
Zinc (pounds)	3,817,000	-	-	3,817,000
Gold (ounces)	2,300	-	-	2,300
Silver (ounces)	64,000	-	-	64,000
Cost per pound of copper sold	$0.48	$0.51	$0.56	$0.54

Notes:
1. Tonnes of ore milled at Louvicourt and stacked at Andacollo and Quebrada Blanca and all metal production figures are shown on a 100% basis with the exception of metal production figures for Louvicourt, which represents Aur's 30% joint venture interest. Net copper to Aur represents Aur's 30%, 70% and 90% beneficial interests in Louvicourt, Andacollo and Quebrada Blanca, respectively. At Quebrada Blanca, the ore stacked excludes dump leach ore, which is currently not being processed.
2. Cash operating cost per pound of copper sold includes smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing, and is net of by-product credits where applicable.

Aur RESOURCES INC.

Consolidated Statements of Operations (in thousands of United States dollars except earnings per share) (Unaudited)	Three months ended March 31 2002	 2001
	$	$
Operating revenues		
Mining	**43,282**	47,903
Hedging	**3,284**	2,685
	46,566	50,588
Expenses		
Mining	**29,511**	32,375
Exploration	**1,163**	1,992
Administration	**1,163**	1,453
Depreciation and amortization	**9,956**	9,700
Acquisition credit facility interest	**1,426**	3,750
Other (note 6)	**158**	(60)
	43,377	49,210
Earnings before taxes and minority interests	**3,189**	1,378
Income and resource taxes	**(291)**	344
Earnings before minority interests	**2,898**	1,722
Minority interests	**(259)**	(681)
Net earnings for the period	**2,639**	1,041
Basic earnings per share (note 5(b))	**0.03**	0.01
Diluted earnings per share (note (5(b))	**0.02**	0.01

Consolidated Statements of Retained Earnings (Deficit) (in thousands of United States dollars) (Unaudited)	Three months ended March 31 2002	 2001
	$	$
Retained earnings (deficit) – beginning of period, as originally stated	**22,974**	(17,980)
Adjustment to reflect change in accounting policy for in-process inventories (note 1)	**-**	3,457
Retained earnings (deficit) – beginning of period, as restated	**22,974**	(14,523)
Net earnings for the period	**2,639**	1,041
Accretion of equity portion of convertible debt	**(442)**	(477)
Retained earnings (deficit) – end of period (note 5 (c))	**25,171**	(13,959)

See accompanying notes to interim consolidated financial statements.

Aur RESOURCES INC.

Consolidated Balance Sheets (in thousands of United States dollars)	As at March 31 2002 (Unaudited)	As at December 31 2001
	$	$
Assets		
Current		
Cash	**67,351**	73,791
Receivables	**10,809**	11,898
Inventories and prepaid expenses (note 2)	**57,481**	56,780
	135,641	142,469
Capital assets	**317,011**	320,385
Net future income and resource taxes	**5,161**	5,161
Other	**3,483**	3,659
	461,296	471,674
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	**21,008**	24,570
Current portion of acquisition credit facility (note 3)	**24,640**	33,921
Current portion of obligation under capital lease	**2,651**	2,651
	48,299	61,142
Acquisition credit facility (note 3)	**122,029**	122,029
Liability portion of convertible debt	**4,125**	4,567
Obligation under capital lease	**6,615**	6,744
Obligation on properties purchased	**4,457**	4,457
Mine closure and site restoration	**8,787**	8,349
Minority interests	**31,055**	30,796
	177,068	176,942
	225,367	238,084
Shareholders' equity		
Share capital (note 5)	**173,698**	173,687
Equity portion of convertible debt	**30,874**	30,433
Cumulative translation adjustment	**6,186**	6,496
Retained earnings (deficit) (note 5(c))	**25,171**	22,974
	235,929	233,590
	461,296	471,674

See accompanying notes to interim consolidated financial statements.

RESOURCES INC.

Consolidated Statements of Cash Flow (in thousands of United States dollars) (Unaudited)	Three months ended March 31 2002	 2001
	$	$
Operating activities		
Net earnings for the period	**2,639**	1,041
Non-cash items -		
Depreciation and amortization	**9,956**	9,700
Future income and resource taxes	**-**	(413)
Mine closure and site restoration	**437**	7
(Gain) loss on sale of marketable securities	**(114)**	131
Loss on disposal of capital assets	**-**	2
Foreign exchange	**18**	388
Minority interests	**259**	681
	13,195	11,537
Net change in non-cash working capital items (note 7)	**(3,634)**	8,246
	9,561	19,783
Financing activities		
Principal repayment of acquisition credit facility	**(9,281)**	-
Common shares issued	**11**	-
Accretion of equity element of convertible debt	**(442)**	(477)
Foreign exchange and other	**(49)**	388
	(9,761)	(89)
Investing activities		
Capital asset acquisitions	**(3,031)**	(2,023)
Mineral property acquisition	**(3,762)**	-
Proceeds on sale of marketable securities	**571**	141
	(6,222)	(1,882)
Foreign exchange on cash held in foreign currency	**(18)**	(388)
Increase (decrease) in cash for the period	**(6,440)**	17,424
Cash – beginning of period	**73,791**	28,938
Cash – end of period	**67,351**	46,362

See accompanying notes to interim consolidated financial statements.

RESOURCES INC.

AUR RESOURCES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2002 and 2001
(in thousands of United States dollars except where otherwise noted)
(Unaudited)

1. Accounting policies

The interim unaudited consolidated financial statements of Aur Resources Inc. ("Aur") have been prepared in accordance with accounting principles generally accepted in Canada using the same accounting policies as those disclosed in note 1 to Aur's audited consolidated financial statements for the year ended December 31, 2001. These interim unaudited consolidated financial statements should be read in conjunction with Aur's audited annual consolidated financial statements included in Aur's Annual Report for the year 2001.

As described in note 2(a) to Aur's audited consolidated financial statements for the year ended December 31, 2001, effective 2001, in order to conform the accounting policies of Compañía Minera Carmen de Andacollo ("CDA") with those of Compañía Minera Quebrada Blanca S.A., Aur changed its accounting policy for in-process inventories at CDA to record these amounts on the balance sheet. Previously, CDA expensed these amounts. The financial impact of this accounting change has been retroactively applied to previous financial years. This change did not effect net earnings or earnings per share for the three-month period ended March 31, 2001.

2. Inventories and prepaid expenses

	March 31 2002	December 31 2001
	$	$
Cathode copper	**1,971**	974
In-process inventories	**44,474**	45,691
Mine supplies	**9,021**	9,043
Prepaid expenses	**2,015**	1,072
	57,481	56,780

3. Acquisition credit facility

	March 31 2002	December 31 2001
	$	$
Mandatory principal prepayment – February 15, 2002	-	9,281
Scheduled principal repayment – June 30, 2002	**12,240**	12,240
Scheduled principal repayment – December 31, 2002	**12,400**	12,400
Current portion of acquisition credit facility	**24,640**	33,921
Long-term portion of acquisition credit facility	**122,029**	122,029
	146,669	155,950

A mandatory principal prepayment of $9,281, equal to 40% of excess cash flow (as defined in the credit facility) from July 1 to December 31, 2001, was made on February 15, 2002.

4. Segmented information

(a) Segmented Statements of Operations for the three months ended March 31

2002	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	7,875	8,061	27,346	-	43,282
Hedging	-	-	-	3,284	3,284
	7,875	8,061	27,346	3,284	46,566
Expenses					
Mining	5,885	5,553	18,073	-	29,511
Exploration	-	-	-	1,163	1,163
Administration	-	-	-	1,163	1,163
Depreciation and amortization	1,013	2,399	6,418	126	9,956
Acquisition credit facility interest	-	-	-	1,426	1,426
Other	-	183	(27)	2	158
	6,898	8,135	24,464	3,880	43,377
Earnings (loss) before taxes	977	(74)	2,882	(596)	3,189
Income and resource taxes	(717)	(5)	(50)	481	(291)
Earnings (loss)before minority interests	260	(79)	2,832	(115)	2,898
Minority interests	-	24	(283)	-	(259)
Net earnings (loss)	260	(55)	2,549	(115)	2,639

2001	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	8,857	9,489	29,557	-	47,903
Hedging	-	-	-	2,685	2,685
	8,857	9,489	29,557	2,685	50,588
Expenses					
Mining	6,323	5,803	20,249	-	32,375
Exploration	-	-	-	1,992	1,992
Administration	-	-	-	1,453	1,453
Depreciation and amortization	870	2,304	6,490	36	9,700
Acquisition credit facility interest	-	-	-	3,750	3,750
Other	2	231	(117)	(176)	(60)
	7,195	8,338	26,622	7,055	49,210
Earnings (loss) before taxes	1,662	1,151	2,935	(4,370)	1,378
Income and resource taxes	(567)	(4)	423	492	344
Earnings (loss) before minority interests	1,095	1,147	3,358	(3,878)	1,722
Minority interests	-	(345)	(336)	-	(681)
Net earnings (loss)	1,095	802	3,022	(3,878)	1,041

AUR RESOURCES INC.

(b) Segmented Balance Sheets as at

March 31, 2002	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Assets					
Current					
Cash	247	2,859	28,380	35,865	67,351
Receivables	6,139	461	3,201	1,008	10,809
Inventories and prepaid expenses	725	9,142	47,440	174	57,481
	7,111	12,462	79,021	37,047	135,641
Capital assets	8,403	54,365	249,966	4,277	317,011
Net future income and resource taxes	-	4,334	(2,560)	3,387	5,161
Other	-	-	1,217	2,266	3,483
	15,514	71,161	327,644	46,977	461,296
Liabilities					
Current					
Accounts payable and accrued liabilities	1,387	2,680	10,367	6,574	21,008
Current portion of acquisition credit facility	-	-	-	24,640	24,640
Current portion of obligation under capital lease	-	2,214	437	-	2,651
	1,387	4,894	10,804	31,214	48,299
Acquisition credit facility	-	-	-	122,029	122,029
Liability portion of convertible debt	-	-	-	4,125	4,125
Obligation under capital lease	-	5,374	1,241	-	6,615
Obligation on properties purchased	-	-	-	4,457	4,457
Mine closure and site restoration	930	1,191	6,125	541	8,787
Minority interests	-	13,590	17,465	-	31,055
	2,317	25,049	35,635	162,366	225,367

December 31, 2001	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Assets					
Current					
Cash	331	525	26,335	46,600	73,791
Receivables	6,458	410	2,099	2,931	11,898
Inventories and prepaid expenses	693	9,078	46,499	510	56,780
	7,482	10,013	74,933	50,041	142,469
Capital assets	9,400	56,422	254,033	530	320,385
Net future income and resource taxes	-	4,334	(2,560)	3,387	5,161
Other	-	-	1,309	2,350	3,659
	16,882	70,769	327,715	56,308	471,674
Liabilities					
Current					
Accounts payable and accrued liabilities	1,587	2,230	12,561	8,192	24,570
Current portion of acquisition credit facility	-	-	-	33,921	33,921
Current portion of obligation under capital lease	-	2,214	437	-	2,651
	1,587	4,444	12,998	42,113	61,142
Acquisition credit facility	-	-	-	122,029	122,029
Liability portion of convertible debt	-	-	-	4,567	4,567
Obligation under capital lease	-	5,374	1,370	-	6,744
Obligation on properties purchased	-	-	-	4,457	4,457
Mine closure and site restoration	887	1,021	5,900	541	8,349
Minority interests	-	13,614	17,182	-	30,796
	2,474	24,453	37,450	173,707	238,084

Aur RESOURCES INC.

(c) **Segmented Statements of Cash Flow for the three months ended March 31**

2002	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	260	(55)	2,549	(115)	2,639
Non-cash items	1,560	2,545	6,926	(475)	10,556
	1,820	2,490	9,475	(590)	13,195
Net change in non-cash working capital items	87	335	(4,238)	182	(3,634)
	1,907	2,825	5,237	(408)	9,561
Financing activities					
Principal repayment of acquisition credit facility	-	-	-	(9,281)	(9,281)
Common shares issued	-	-	-	11	11
Accretion of equity portion of convertible debt	-	-	-	(442)	(442)
Foreign exchange and other	-	-	-	(49)	(49)
	-	-	-	(9,761)	(9,761)
Investing activities					
Capital asset acquisitions	-	(652)	(2,350)	(29)	(3,031)
Mineral property acquisitions	-	-	-	(3,762)	(3,762)
Other	-	-	-	571	571
	-	(652)	(2,350)	(3,220)	(6,222)
Foreign exchange on cash held in foreign currency	-	-	-	(18)	(18)
Intercompany/divisional funding (distributions)	(1,991)	161	(842)	2,672	-
Increase (decrease) in cash for the period	(84)	2,334	2,045	(10,735)	(6,440)
Cash – beginning of period	331	525	26,335	46,600	73,791
Cash – end of period	247	2,859	28,380	35,865	67,351

2001	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	1,095	802	3,022	(3,878)	1,041
Non-cash items	1,340	2,675	6,403	78	10,496
	2,435	3,477	9,425	(3,800)	11,537
Net change in non-cash working capital items	1,140	421	8,508	(1,823)	8,246
	3,575	3,898	17,933	(5,623)	19,783
Financing activities					
Accretion of equity element of convertible debt	- -	-	-	(477)	(477)
Foreign exchange	-	-	-	388	388
	-	-	-	(89)	(89)
Investing activities					
Capital asset acquisitions	(106)	(899)	(1,018)	-	(2,023)
Other	-	-	-	141	141
	(106)	(899)	(1,018)	141	(1,882)
Foreign exchange on cash held in foreign currency	-	-	-	(388)	(388)
Intercompany/divisional funding distributions	(3,417)	(2,170)	(1,293)	6,880	-
Increase (decrease) in cash for the period	52	829	15,622	921	17,424
Cash – beginning of period	384	833	7,876	19,845	28,938
Cash – end of period	436	1,662	23,498	20,766	46,362

5. Share capital and earnings (loss) per share

(a) Issued and outstanding

	2002		2001	
	Shares	**Amount**	Shares	Amount
	# 000's	**$**	# 000's	$
Common shares				
Balance – beginning of period	**90,755**	**173,686**	90,730	188,800
Share purchase options exercised	**7**	**11**	-	-
Balance – end of period	**90,762**	**173,697**	90,730	188,800
Class B shares				
Balance – beginning and end of period	**2,000**	**1**	2,000	1
		173,698		188,801
Common share purchase options	**3,695**		4,127	

(b) Earnings per common share

	Three months ended March 31	
	2002	2001
	$	$
(i) Basic		
Numerator:		
Net earnings	**2,639**	1,041
Accretion of equity portion of convertible debt charged to retained earnings net of tax	**(286)**	(275)
Income available to common shareholders	**2,353**	766
Denominator (# 000's):		
Weighted average common shares outstanding	**90,756**	90,730
Basic earnings per share	**$0.03**	$0.01
(ii) Diluted		
Numerator:		
Income available to common shareholders	**2,353**	766
Denominator (# 000's):		
Weighted average common shares outstanding	**90,756**	90,730
Potential issuance of common shares from convertible debt	**12,920**	26,084
Potential issuance of common shares from conversion of Class B shares	**1,300**	-
Potential issuance of common shares from share purchase options	**1,453**	58
	106,429	116,872
Diluted earnings per share	**$0.02**	$0.01

(c) Reduction of share capital and contributed surplus

On April 26, 2001, Aur's shareholders passed a special resolution reducing the share capital and contributed surplus attributable to the common shares of Aur by an amount sufficient to eliminate Aur's December 31, 2000 deficit of $17,980.

6. Other expenses (revenues)

	Three months ended March 31	
	2002	2001
	$	$
Interest on obligation under capital lease	**187**	251
Interest and other income	**(475)**	(1,092)
Interest and financing costs	**377**	293
Foreign exchange	**35**	313
(Gain) loss on sale of marketable securities	**(114)**	131
Other expenses	**148**	44
	158	(60)

7. Supplementary cash flow information

	Three months ended March 31	
	2002	2001
	$	$
Receivables	**1,089**	10,639
Inventories and prepaid expenses	**(1,161)**	339
Accounts payable and accrued liabilities	**(3,562)**	(2,732)
	(3,634)	8,246
Other information:		
Interest paid	**1,522**	3,789
Income, resource and capital taxes paid	**328**	68

8. Fair value of financial instruments

The carrying amounts of cash, accounts receivable and current liabilities approximate their fair value due to the short-term maturities of these instruments. Aur's carrying cost of its portfolio of marketable securities is nil while the market value as at March 31, 2002 was $1,280 (December 31, 2001 - $1,751). The estimated fair value of Aur's smelter settlements receivable based on commodity prices as at March 31, 2002 was a gain of $150 (December 31, 2001 – gain of $216). The estimated fair value of Aur's forward sales and purchased copper call options based on commodity prices as at March 31, 2002 was a gain of $11,405 (December 31, 2001 – gain of $26,060).

Aur RESOURCES INC.
1 Adelaide Street East
Suite 2501
Toronto, Ontario M5C 2V9
Tel (416) 362-2614
Fax (416) 367-0427

03 JUN 20 AM 7:21

March 28, 2002

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC
20549

Dear Sirs,

Please find enclosed copies of:

- our 2001 third quarter report;
- our 2001 Annual Report;
- our Management Information Circular including the notice of meeting, and form of proxy in connection with our annual meeting to be held on April 25, 2002; and
- our Annual Information Form dated March 15, 2002

all to be filed under our exemption number 82-4624.

If you have any questions, please give me a call.

Yours truly,

AUR RESOURCES INC.

Kathy Noble

Kathy Noble
Assistant Secretary

Encl.

\kn

Aur RESOURCES INC.

03 JUN 20 AM 7:21

REPORT TO SHAREHOLDERS - THIRD QUARTER 2001

AUR REPORTS EARNINGS OF US$7.0 MILLION OR $0.08 (CDN$0.12) PER SHARE AND OPERATING CASH FLOW OF US$17.2 MILLION IN THE THIRD QUARTER OF 2001

Aur Resources Inc. had a strong third quarter of 2001 from both an operating and financial point of view despite very weak metal prices. Aur's copper production was 62.8 million pounds from the Louvicourt, Andacollo and Quebrada Blanca mines. Net earnings were $7.0 million, cash flow from operating activities was $17.2 million and the Company had $62.1 million in cash and $86.9 million in working capital at September 30, 2001. Aur is a US dollar reporter.

On September 14, 2001, Aur celebrated the 20th anniversary of its incorporation. Over the past 20 years, Aur has evolved from a start-up exploration company into a profitable, Canadian-based, international mining company and is currently an important mid-sized copper producer.

Financial Highlights

Revenues were $52.0 million in the third quarter of 2001 compared to $19.5 million for the same period in 2000. Net earnings were $7.0 million, equal to $0.08 per share for the quarter, compared to $1.9 million or $0.02 per share for the same quarter last year. Cash flow from operating activities was $17.2 million, equal to $0.19 per share, compared to $8.1 million or $0.11 per share in 2000. Aur's cash position and working capital were $62.1 million and $86.9 million, respectively, at September 30, 2001, an increase of $7.2 million and $13.4 million, respectively, from June 30, 2001.

Revenues for the nine month period ending September 30, 2001 were $159.8 million compared to $55.3 million for the same period in 2000. Net earnings were $16.1 million, equal to $0.17 per share for the period, compared to $3.9 million or $0.05 per share in 2000. Cash flow from operating activities was $51.9 million, equal to $0.57 per share, for the nine months ended September 30, 2001, compared to $24.4 million or $0.32 per share in 2000. The significant changes in revenues, net earnings and cash flow in 2001 is principally due to the consolidation of Compañía Minera Quebrada Blanca into Aur's financial statements following its acquisition in November 2000.

Aur's hedge of 154 million pounds of copper in 2001 at $0.87 per pound generated $7.8 million of revenue for the Company in the third quarter and allowed Aur to realize an average of $0.74 per pound of copper sold, including the premium to LME prices received under the terms of sales contracts, compared to the LME average for the quarter of $0.67 per pound this year and $0.85 per pound last year. For the year-to-date, revenues from copper hedging totalled $15.1 million and allowed Aur to realize an average of $0.85 per

2501 - 1 Adelaide Street East, Toronto, Ontario, M5C 2V9
Tel: 416-362-2614; Fax: 416-367-0427; www.aurresources.com

pound of copper sold compared to the year-to-date LME average of $0.74 per pound this year and $0.82 per pound last year. These hedges will continue to benefit Aur's revenues in the fourth quarter of 2001. Aur has hedged 106 million pounds of copper in 2002 at $0.83 per pound.

As a consequence of Aur's strong cash flows to June 30, 2001, a $5.6 million mandatory prepayment of the bank debt was made on August 15, 2001 and the outstanding balance of this debt was reduced to $160.2 million from the $170 million borrowed on November 22, 2000. A scheduled repayment of $4.24 million will be made on December 31, 2001. At current metal prices, an additional mandatory prepayment, estimated to be not less than $6 million, will be made on February 15, 2002 from positive cash flows generated during the second half of 2001 which, when made, will reduce Aur's bank debt to under $150 million. At current copper prices, Aur expects to meet all its scheduled debt repayment obligations in 2002.

Production Highlights

Aur's metal production from the Louvicourt, Andacollo and Quebrada Blanca mines in the third quarter of 2001 was 62.8 million pounds of copper, 2.6 million pounds of zinc, 78,000 ounces of silver and 2,800 ounces of gold, compared to 19.8 million pounds of copper, 3.6 million pounds of zinc, 66,000 ounces of silver and 2,200 ounces of gold in the third quarter of 2000. Minesite revenues were $44.2 million and mine cash operating costs were $30.2 million in the third quarter of 2001, compared to $19.5 million and $10.9 million, respectively, for the same period in 2000. Mining revenues, excluding Aur's $7.8 million of revenue from its copper hedges, were $12.6 million below budget primarily as a result of the lower realized copper price. Aur's cash operating cost per pound of copper sold, net of by-product credits, was on budget at $0.46 for the quarter, compared to $0.42 in the third quarter of 2000. Cash flow from mining activities for the three months ended September 30, 2001 was $13.8 million before capital expenditures at the mines of $3.8 million, compared to $5.2 million and $0.1 million, respectively, last year.

Aur's metal production from the Louvicourt, Andacollo and Quebrada Blanca mines in the nine months ended September 30, 2001 was 180.7 million pounds of copper, 6.7 million pounds of zinc, 194,000 ounces of silver and 7,300 ounces of gold, compared to 60.4 million pounds of copper, 9.1 million pounds of zinc, 196,000 ounces of silver and 6,700 ounces of gold in the nine months ended September 30, 2000. Minesite revenues were $144.7 million and mine cash operating costs were $95.9 million for the year-to-date compared to $55.3 million and $32.4 million, respectively, in 2000. Mining revenues, excluding Aur's $15.1 million of revenue from its copper hedges, were $24.3 million below budget primarily as a result of the lower realized copper price. Aur's cash operating cost per pound of copper sold, net of by-product credits, was $0.01 better than budget at $0.50 for the nine months ended September 30, 2001, compared to $0.44 in 2000. Cash flow from mining activities for the nine months ended September 30, 2001 was $57.0 million before capital expenditures at the mines of $6.4 million compared to $20.7 million and $0.6 million, respectively, last year.

Aur RESOURCES INC.

Copper production, copper sales, mining revenues and cash operating costs were all significantly higher in the third quarter of 2001 and for the year-to-date than for the same periods in 2000 principally due to the inclusion of the Quebrada Blanca Mine into Aur's mining operations following its acquisition in November 2000.

Mining

Andacollo Mine

The Andacollo Mine produced 11.1 million pounds of high quality cathode copper during the third quarter of 2001. A total of 3.9 million tonnes of rock, of which 0.9 million tonnes was ore, was mined at a strip ratio of 3.3:1.

Andacollo's revenues were $7.8 million in the third quarter of 2001, compared to $9.6 million in 2000. Cash operating costs were $6.2 million or $0.57 per pound of copper sold. The costs were $0.03 higher than planned as a result of increased tonnage mined and stacked and lower copper production. Capital expenditures were $0.3 million in the third quarter.

The Andacollo Mine produced 34.2 million pounds of high quality cathode copper during the nine months ended September 30, 2001. A total of 12.0 million tonnes of rock, of which 2.8 million tonnes was ore, was mined at a strip ratio of 3.3:1.

Andacollo's revenues were $27.0 million for the nine months ended September 30, 2001 compared to $28.3 million in 2000. Cash operating costs were $19.0 million or $0.55 per pound of copper sold. The costs were $0.04 higher than planned as a result of increased tonnage mined and stacked and lower copper production. Capital expenditures were $1.2 million for the year-to-date, compared to $0.8 million in 2000, and are expected to be in line with the budget at $1.7 million for 2001.

Production is expected to total approximately 47 million pounds of cathode copper in 2001 at a cost of $0.53 per pound, $0.01 per pound higher than originally budgeted.

Louvicourt Mine

The Louvicourt Mine produced 33.8 million pounds of copper and 8.8 million pounds of zinc from 400,951 tonnes of ore milled during the third quarter of 2001. Mill throughput and copper production were similar to, while zinc production was 3.2 million pounds less than, the same period last year. Copper production was 7.4 million pounds more than budgeted in the third quarter principally due to higher copper head grades while zinc production was 6.7 million pounds less than budgeted in the third quarter principally due to lower zinc head grades.

Aur's share of Louvicourt's revenues was $8.4 million in the third quarter of 2001, compared to $9.9 million in 2000. The lower revenue was principally due to lower realized

metal prices. Cash operating costs, net of by-product credits, were on budget at $0.40 per pound of copper sold. Mine site operating costs were $24.03 per tonne milled, slightly under budget. Capital expenditures in the quarter were negligible.

The Louvicourt Mine produced 85.9 million pounds of copper and 26.9 million pounds of zinc from 1,160,201 tonnes of ore milled during the nine months ended September 30, 2001. Mill throughput was similar while copper production was 0.9 million pounds more and zinc production was 1.0 million pounds less than last year. Copper production for the year-to-date was as budgeted while zinc production was 1.9 million pounds less than budgeted due to lower zinc head grades.

Aur's share of Louvicourt's revenues was $24.0 million for the nine months ended September 30, 2001, compared to $27.0 million in 2000. The lower revenue was principally due to lower realized metal prices. Cash operating costs, net of by-product credits, for the year-to-date were $0.01 higher than budget at $0.46 per pound of copper sold. Capital expenditures for the year-to-date were $0.2 million.

Production for the year 2001 is expected to be essentially on budget at 113 million pounds of copper and 4.8 million pounds below budget for zinc at 39.8 million pounds. Cash operating costs are expected to be as originally budgeted at $0.47 per pound of copper sold, net of by-product credits, for the full year 2001.

Quebrada Blanca

The Quebrada Blanca Mine produced 41.6 million pounds of cathode copper in the third quarter of 2001, essentially as budgeted. A total of 7.7 million tonnes of rock, of which 3.7 million tonnes was ore, was mined at a strip ratio of 1.1:1. Copper quality averaged 95% LME Grade A and the copper in heap inventory increased by 5.9 million pounds in the third quarter.

Quebrada Blanca's revenues were $28.0 million in the third quarter of 2001, approximately $9.0 million below budget due principally to lower realized copper prices. Cash operating costs were $17.9 million or $0.45 per pound of copper sold, $0.06 per pound below budget for the quarter.

The Quebrada Blanca Mine produced 120.7 million pounds of copper in the nine months ended September 30, 2001, 3.0 million pounds less than planned. A total of 23.0 million tonnes of rock, of which 8.8 million tonnes was ore, was mined at a strip ratio of 1.6:1. Copper quality averaged 95% LME Grade A and the copper in heap inventory increased by 19.4 million pounds this year.

Quebrada Blanca's revenues were $93.7 million for the nine months ended September 30, 2001, approximately $13.8 million below budget due principally to lower realized copper prices. Cash operating costs were $58.9 million or $0.49 per pound of copper sold, $0.02 per pound below budget for the year-to-date.

The capital investment program designed to increase production to 80,000 tonnes per year of LME Grade A copper and to reduce steady state operating costs to below $0.50 per pound of copper produced is proceeding and is expected to be completed in early 2003. Approximately $9.9 million will be expended in 2001 of which $3.6 million was spent in the third quarter and $4.9 has been spent to September 30, 2001.

For the full year 2001, Quebrada Blanca is expected to produce approximately 75,000 tonnes of copper at a cost of $0.48 per pound of copper sold, $0.03 per pound lower than originally budgeted. New records for both copper production and cathode quality should be achieved at Quebrada Blanca in 2001.

Other Financial Information

Exploration expenses were $0.5 million and $3.2 million for the third quarter of 2001 and for the year-to-date, respectively, compared to $1.0 million and $3.1 million, respectively, in 2000. Exploration expenses are on budget and are expected to total $4.5 million for the year.

Administration expenses were $1.1 million and $3.4 million, respectively, for the third quarter of 2001 and year-to-date, compared to $0.8 million and $3.6 million, respectively, in 2000. Administration expenses are on budget and are expected to total $4.5 million for the year.

Depreciation and amortization expenses were $10.0 million and $29.5 million, respectively, for the third quarter of 2001 and year-to-date, compared to $3.7 million and $10.8 million, respectively, in 2000. Depreciation and amortization expenses are higher this year than last year due to the acquisition of the Quebrada Blanca Mine on November 22, 2000. Depreciation and amortization expenses are expected to total $40 million in 2001.

Interest expense on the Company's bank debt incurred to partially finance the Quebrada Blanca acquisition was $2.5 million and $9.3 million, respectively, for the third quarter of 2001 and year-to-date. Interest rates have declined throughout the year resulting in a lower than budgeted interest expense, both for the quarter and for the year-to-date. At current rates, Aur's interest expense will total approximately $11 million in 2001 as compared to Aur's budget of $15 million.

Aur RESOURCES INC.

Capital expenditures totalled $3.8 million in the third quarter of 2001 of which $3.6 million was expended at Quebrada Blanca and have totalled $6.7 million for the year-to-date, compared to $0.2 million and $0.7 million, respectively, in 2000. Capital expenditures are expected to total $11.9 million in 2001 of which $9.9 million will be expended at Quebrada Blanca.

Business Development

Aur's exploration and acquisition programs were active in the third quarter of 2001. The 3D seismic survey around the Louvicourt Mine identified a number of anomalies which could represent new sulphide mineralization and a drill program to evaluate these anomalies will be initiated in November. Exploration work in Canada and Chile continues.

On behalf of the Board,

James W. Gill
President and Chief Financial Officer

October 25, 2001

2501 - 1 Adelaide Street East, Toronto, Ontario, M5C 2V9
Tel: 416-362-2614; Fax: 416-367-0427; www.aurresources.com

AUR RESOURCES INC.

PRODUCTION STATISTICS
Three months ended September 30

2001	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	400,951	927,174	2,049,192	n/a
Grade				
Copper (%)	3.93	0.67	1.47	n/a
Soluble copper (%)	n/a	0.60	1.36	n/a
Zinc (%)	1.26	-	-	n/a
Gold (oz/t)	0.03	-	-	n/a
Silver (oz/t)	0.88	-	-	n/a
Copper (pounds)				
Produced	10,147,000	11,063,000	41,619,000	62,829,000
Sold	10,147,000	10,845,000	39,880,000	60,872,000
Less: minority interests	-	(3,254,000)	(3,988,000)	(7,242,000)
Net to Aur	10,147,000	7,591,000	35,892,000	53,630,000
Inventory	-	241,000	6,426,000	6,667,000
Other metals produced and sold				
Zinc (pounds)	2,629,000	-	-	2,629,000
Gold (ounces)	2,800	-	-	2,800
Silver (ounces)	78,000	-	-	78,000
Cost per pound of copper sold	$0.40	$0.57	$0.45	$0.46

2000	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	404,377	896,424	n/a	n/a
Grade				
Copper (%)	3.23	0.94	n/a	n/a
Soluble copper (%)	n/a	0.76	n/a	n/a
Zinc (%)	1.63	-	n/a	n/a
Gold (oz/t)	0.03	-	n/a	n/a
Silver (oz/t)	0.81	-	n/a	n/a
Copper (pounds)				
Produced	8,334,000	11,467,000	n/a	19,801,000
Sold	8,334,000	11,272,000	n/a	19,606,000
Less: minority interests	-	(3,382,000)	n/a	(3,382,000)
Net to Aur	8,334,000	7,890,000	n/a	16,224,000
Inventory	-	882,000	n/a	882,000
Other metals produced and sold				
Zinc (pounds)	3,576,000	-	n/a	3,576,000
Gold (ounces)	2,200	-	n/a	2,200
Silver (ounces)	66,000	-	n/a	66,000
Cost per pound of copper sold	$0.40	$0.44	n/a	$0.42

Notes:

1. Tonnes of ore milled at Louvicourt and stacked at Andacollo and Quebrada Blanca are shown on a 100% basis while all metal production figures are shown on a 100% basis with the exception of Louvicourt, which represents Aur's 30% joint venture interest. Net copper to Aur represents Aur's 30%, 70% and 90% beneficial interests in Louvicourt, Andacollo and Quebrada Blanca, respectively.
2. Quebrada Blanca was acquired on November 22, 2000.
3. Cash operating cost per pound of copper sold includes smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing, and is net of by-product credits where applicable.

Aur RESOURCES INC.

PRODUCTION STATISTICS
Nine months ended September 30

2001	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	1,160,201	2,803,464	5,574,217	n/a
Grade				
Copper (%)	3.46	0.82	1.40	n/a
Soluble copper (%)	n/a	0.72	1.28	n/a
Zinc (%)	1.29	-	-	n/a
Gold (oz/t)	0.03	-	-	n/a
Silver (oz/t)	0.78	-	-	n/a
Copper (pounds)				
Produced	25,780,000	34,170,000	120,710,000	180,660,000
Sold	25,780,000	34,532,000	121,367,000	181,679,000
Less: minority interests	-	(10,360,000)	(12,137,000)	(22,497,000)
Net to Aur	25,780,000	24,172,000	109,230,000	159,182,000
Inventory	-	241,000	6,426,000	6,667,000
Other metals produced and sold				
Zinc (pounds)	8,078,000	-	-	8,078,000
Gold (ounces)	7,300	-	-	7,300
Silver (ounces)	194,000	-	-	194,000
Cost per pound of copper sold	$0.46	$0.55	$0.49	$0.50

2000	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	1,195,853	2,463,826	n/a	n/a
Grade				
Copper (%)	3.25	0.93	n/a	n/a
Soluble copper (%)	n/a	0.78	n/a	n/a
Zinc (%)	1.40	-	n/a	n/a
Gold (oz/t)	0.03	-	n/a	n/a
Silver (oz/t)	0.80	-	n/a	n/a
Copper (pounds)				
Produced	24,843,000	35,521,000	n/a	60,364,000
Sold	24,843,000	35,080,000	n/a	59,923,000
Less: minority interests	-	(10,524,000)	n/a	(10,524,000)
Net to Aur	24,843,000	24,556,000	n/a	49,399,000
Inventory	-	882,000	n/a	882,000
Other metals produced and sold				
Zinc (pounds)	9,077,000	-	n/a	9,077,000
Gold (ounces)	6,700	-	n/a	6,700
Silver (ounces)	196,000	-	n/a	196,000
Cost per pound of copper sold	$0.43	$0.45	n/a	$0.44

Notes:

1. Tonnes of ore milled at Louvicourt and stacked at Andacollo and Quebrada Blanca are shown on a 100% basis while all metal production figures are shown on a 100% basis with the exception of Louvicourt, which represents Aur's 30% joint venture interest. Net copper to Aur represents Aur's 30%, 70% and 90% beneficial interests in Louvicourt, Andacollo and Quebrada Blanca, respectively.
2. Quebrada Blanca was acquired on November 22, 2000.
3. Cash operating cost per pound of copper sold includes smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing, and is net of by-product credits where applicable.

Aur RESOURCES INC.

Consolidated Statements of Operations
(in thousands of United States dollars except earnings per share)
(unaudited)

	Three months ended September 30		Nine months ended September 30	
	2001	2000	**2001**	2000
	$	$	$	$
Operating revenues				
Mining	**51,999**	19,451	**159,840**	55,287
Expenses				
Mining	**30,243**	10,887	**95,919**	32,395
Exploration	**497**	1,031	**3,204**	3,109
Administration	**1,084**	803	**3,419**	3,611
Depreciation and amortization	**10,022**	3,671	**29,476**	10,798
Acquisition credit facility interest	**2,525**	-	**9,267**	-
Other (note 3)	**374**	(1,529)	**97**	39
	44,745	14,863	**141,382**	49,952
Earnings before taxes and minority interests	**7,254**	4,588	**18,458**	5,335
Income and resource taxes	**(158)**	(2,278)	**(773)**	(306)
Earnings before minority interests	**7,096**	2,310	**17,685**	5,029
Minority interests	**(73)**	(415)	**(1,627)**	(1,119)
Net earnings for the period	**7,023**	1,895	**16,058**	3,910
Basic earnings per share (note 6(b))	**0.08**	0.02	**0.17**	0.05
Diluted earnings per share (note 6(b))	**0.06**	0.02	**0.14**	0.05

Consolidated Statements of Retained Earnings (Deficit)
(in thousands of United States dollars)
(unaudited)

	Three months ended September 30		Nine months ended September 30	
	2001	2000	**2001**	2000
	$	$	$	$
Retained earnings (deficit) – beginning of period	**8,081**	(790)	**(17,980)**	(9,387)
Adjustment to reflect adoption of asset and liability method of accounting for future income taxes	**-**	-	**-**	6,582
As restated – beginning of period	**8,081**	(790)	**(17,980)**	(2,805)
Reduction of share capital and contributed surplus (note 6(c))	**-**	-	**17,980**	-
Net earnings for the period	**7,023**	1,895	**16,058**	3,910
Accretion of equity portion of convertible debt	**(479)**	-	**(1,433)**	-
Retained earnings – end of period	**14,625**	1,105	**14,625**	1,105

See accompanying notes to interim consolidated financial statements.

Aur RESOURCES INC.

Consolidated Balance Sheets (in thousands of United States dollars) (unaudited)	As at September 30 2001	 December 31 2000
	$	$
Assets		
Current		
Cash	**62,061**	28,938
Receivables	**13,691**	21,154
Marketable securities	**-**	838
Inventories and prepaid expenses	**51,927**	54,300
	127,679	105,230
Capital assets	**328,851**	352,532
Net future income and resource taxes	**6,259**	6,542
Other	**1,272**	1,663
	464,061	465,967
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	**21,776**	27,298
Current portion of acquisition credit facility (note 2)	**16,480**	8,480
Current portion of obligation under capital lease	**2,563**	2,462
	40,819	38,240
Acquisition credit facility (note 2)	**143,710**	161,520
Liability portion of convertible debt	**5,044**	6,476
Obligation under capital lease	**7,986**	9,347
Obligation on properties purchased	**4,624**	5,843
Mine closure and site restoration	**7,614**	7,074
Minority interests	**29,210**	27,583
	239,007	256,083
Shareholders' equity		
Share capital (note 6)	**173,656**	188,801
Equity portion of convertible debt	**29,956**	28,524
Contributed surplus (note 6(c))	**-**	2,835
Cumulative translation adjustment	**6,817**	7,704
Retained earnings (deficit) (note 6(c))	**14,625**	(17,980)
	225,054	209,884
	464,061	465,967

See accompanying notes to interim consolidated financial statements.

Aur RESOURCES INC.

Consolidated Statements of Cash Flows (in thousands of United States dollars) (unaudited)	Three months ended September 30		Nine months ended September 30	
	2001	2000	**2001**	2000
	$	$	**$**	$
Operating activities				
Net earnings for the period	**7,023**	1,895	**16,058**	3,910
Non-cash items -				
Depreciation and amortization	**10,022**	3,671	**29,476**	10,798
Future income and resource taxes	**(137)**	2,250	**119**	226
Mine closure and site restoration	**409**	118	**541**	284
(Gain) loss on sale of marketable securities and investments	**(1)**	-	**(425)**	2,043
Provision for marketable securities and investments	**-**	185	**-**	2,410
Loss (gain) on disposal of capital assets	**-**	(6)	**2**	-
Gain on sale of mineral properties	**-**	1	**(334)**	(405)
Foreign exchange loss	**415**	1,034	**513**	181
Minority interests	**73**	415	**1,627**	1,119
	17,804	9,563	**47,577**	20,566
Net change in non-cash working capital items (note 4)	**(573)**	(1,419)	**4,311**	3,837
	17,231	8,144	**51,888**	24,403
Financing activities				
Principal repayment of acquisition credit facility (note 2)	**(5,570)**	-	**(9,810)**	-
Principal repayment of mine equipment under capital lease	**-**	-	**(1,085)**	(793)
Reduction of obligation on properties purchased	**-**	-	**(1,800)**	-
Foreign exchange	**(214)**	(365)	**(457)**	(1,640)
	(5,784)	(365)	**(13,152)**	(2,433)
Investing activities				
Capital and other asset acquisitions	**(3,840)**	(152)	**(6,683)**	(721)
Quebrada Blanca acquisition deposit	**-**	(3,000)	**-**	(3,000)
Quebrada Blanca acquisition deferred charges	**-**	(3,218)	**-**	(3,218)
Proceeds on sale of mineral properties	**-**	-	**334**	485
Proceeds on disposal of capital assets	**1**	3	**8**	20
Proceeds on sale of marketable securities	**1**	-	**1,241**	3,398
	(3,838)	(6,367)	**(5,100)**	(3,036)
Foreign exchange on cash held in foreign currency	**(415)**	(1,034)	**(513)**	(181)
Increase in cash for the period	**7,194**	378	**33,123**	18,753
Cash – beginning of period	**54,867**	72,970	**28,938**	54,595
Cash – end of period	**62,061**	73,348	**62,061**	73,348

See accompanying notes to interim consolidated financial statements.

AUR RESOURCES INC.

AUR RESOURCES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2001 and 2000

(in thousands of United States dollars except where otherwise noted)
(Unaudited)

1. Accounting policies

The interim consolidated financial statements of Aur Resources Inc. ("Aur") have been prepared in accordance with accounting principles generally accepted in Canada using the same accounting policies as those disclosed in note 1 to Aur's audited consolidated financial statements for the year ended December 31, 2000 except for earnings per share. Effective January 1, 2001, Aur adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to interim financial reporting and earnings per share. The new recommendations have been applied on a retroactive basis.

These interim consolidated financial statements should be read in conjunction with Aur's audited annual consolidated financial statements included in Aur's Annual Report for the year 2000.

Comparative figures for 2000 have been restated to reflect the changes in accounting policies and reporting currency disclosed in note 2 to Aur's audited consolidated financial statements for the year ended December 31, 2000. The principal changes which have taken place are: the reporting of the financial statements in United States dollars, the full rather than proportionate consolidation of Aur's interest in the Andacollo mine, the expensing rather than capitalizing of exploration expenditures and the adoption of the asset and liability method rather than the deferral method of income tax allocation. The comparative figures for 2000 have also been reclassified to conform to the presentation adopted for the current period.

2. Acquisition credit facility

	2001	2000
	$	$
Scheduled principal repayment – December 31, 2001	**4,240**	-
Scheduled principal repayment – June 30, 2002	**12,240**	-
Current portion of acquisition credit facility	**16,480**	-
Long-term portion of acquisition credit facility	**143,710**	-
	160,190	-

In addition to the Tranche A scheduled principal repayments, between 40% and 100% of excess cash flow (as defined) is required to be utilized to prepay a portion of the Tranche A and Tranche B loans 45 days after each scheduled principal repayment date, with the relevant percentage determined by the debt service coverage ratio for the semi-annual period. 75% of the excess cash flow is required to be utilized to prepay Tranche A and 25% is required to be utilized to prepay Tranche B. Accordingly, $5,570, equal to 40% of excess cash flows to June 30, 2001, was prepaid on August 15, 2001.

3. Other (revenues) and expenses

	Three months ended September 30		Nine months ended September 30	
	2001	2000	**2001**	2000
	$	$	**$**	$
Interest on obligation under capital lease	**232**	202	**805**	639
Interest and other income	**(794)**	(1,378)	**(2,440)**	(4,125)
Foreign exchange	**314**	(691)	**764**	(1,480)
Provision for marketable securities and investments	**-**	185	**-**	2,410
(Gain) loss on sale of marketable securities and investments	**(1)**	-	**(425)**	2,043
Other expenses	**623**	153	**1,393**	552
	374	(1,529)	**97**	39

4. Supplementary cash flow information

	Three months ended September 30		Nine months ended September 30	
	2001	2000	**2001**	2000
	$	$	**$**	$
Receivables	**(2,058)**	(1,559)	**7,463**	3,042
Inventories and prepaid expenses	**(871)**	(404)	**2,371**	(393)
Accounts payable and accrued liabilities	**2,356**	544	**(5,523)**	1,188
	(573)	(1,419)	**4,311**	3,837
Other information:				
Interest paid	**4,022**	31	**10,852**	84
Income, resource and capital taxes paid	**150**	103	**2,364**	980

Aur RESOURCES INC.

5. **Segmented information**

(a) **Segmented Statements of Operations for the three months ended September 30**

2001	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	8,394	7,807	28,010	-	44,211
Hedging	-	-	-	7,788	7,788
	8,394	7,807	28,010	7,788	51,999
Expenses					
Mining	6,120	6,177	17,946	-	30,243
Exploration	-	-	-	497	497
Administration	-	-	-	1,084	1,084
Depreciation and amortization	936	2,226	6,816	44	10,022
Acquisition credit facility interest	-	-	-	2,525	2,525
Other	-	222	195	(43)	374
	7,056	8,625	24,957	4,107	44,745
Earnings (loss) before taxes	1,338	(818)	3,053	3,681	7,254
Income and resource taxes	(501)	(4)	141	206	(158)
Earnings (loss) before minority interests	837	(822)	3,194	3,887	7,096
Minority interests	-	246	(319)	-	(73)
Net earnings (loss)	837	(576)	2,875	3,887	7,023

2000	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	9,867	9,584	-	-	19,451
Expenses					
Mining	5,906	4,981	-	-	10,887
Exploration	-	-	-	1,031	1,031
Administration	-	-	-	803	803
Depreciation and amortization	912	2,709	-	50	3,671
Other	-	76	-	(1,605)	(1,529)
	6,818	7,766	-	279	14,863
Earnings (loss) before taxes	3,049	1,818	-	(279)	4,588
Income and resource taxes	(1,167)	(434)	-	(677)	(2,278)
Earnings (loss) before minority interests	1,882	1,384	-	(956)	2,310
Minority interests	-	(415)	-	-	(415)
Net earnings (loss)	1,882	969	-	(956)	1,895

(b) Segmented Statements of Operations for the nine months ended September 30

2001	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	23,986	27,025	93,701	-	144,712
Hedging	-	-	-	15,128	15,128
	23,986	27,025	93,701	15,128	159,840
Expenses					
Mining	17,969	19,014	58,936	-	95,919
Exploration	-	-	-	3,204	3,204
Administration	-	-	-	3,419	3,419
Depreciation and amortization	2,708	6,883	19,770	115	29,476
Acquisition credit facility interest	-	-	-	9,267	9,267
Other	3	727	(211)	(422)	97
	20,680	26,624	78,495	15,583	141,382
Earnings (loss) before taxes	3,306	401	15,206	(455)	18,458
Income and resource taxes	(1,355)	(12)	(101)	695	(773)
Earnings before minority interests	1,951	389	15,105	240	17,685
Minority interests	-	(117)	(1,510)	-	(1,627)
Net earnings	1,951	272	13,595	240	16,058

2000	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	27,034	28,253	-	-	55,287
Expenses					
Mining	17,076	15,319	-	-	32,395
Exploration	-	-	-	3,109	3,109
Administration	-	-	-	3,611	3,611
Depreciation and amortization	2,695	7,978	-	125	10,798
Other	-	640	-	(601)	39
	19,771	23,937	-	6,244	49,952
Earnings (loss) before taxes	7,263	4,316	-	(6,244)	5,335
Income and resource taxes	(2,780)	(586)	-	3,060	(306)
Earnings (loss) before minority interests	4,483	3,730	-	(3,184)	5,029
Minority interests	-	(1,119)	-	-	(1,119)
Net earnings (loss)	4,483	2,611	-	(3,184)	3,910

(c) **Segmented Balance Sheets as at**

September 30, 2001	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Assets					
Current					
Cash	37	696	28,307	33,021	62,061
Receivables	6,848	252	3,326	3,265	13,691
Inventories and prepaid expenses	596	1,836	49,011	484	51,927
	7,481	2,784	80,644	36,770	127,679
Capital assets	10,247	60,608	257,173	823	328,851
Net future income and resource taxes	-	4,402	(1,438)	3,295	6,259
Other	-	-	1,272	-	1,272
	17,728	67,794	337,651	40,888	464,061
Liabilities					
Current					
Accounts payable and accrued liabilities	1,209	2,666	7,962	9,939	21,776
Current portion of acquisition credit facility	-	-	-	16,480	16,480
Current portion of obligation under capital lease	-	2,126	437	-	2,563
	1,209	4,792	8,399	26,419	40,819
Acquisition credit facility	-	-	-	143,710	143,710
Liability portion of convertible debt	-	-	-	5,044	5,044
Obligation under capital lease	-	6,503	1,483	-	7,986
Obligation on properties purchased	-	-	-	4,624	4,624
Mine closure and site restoration costs	846	799	5,450	519	7,614
Minority interests	-	12,119	17,091	-	29,210
	2,055	24,213	32,423	180,316	239,007

December 31, 2000	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Assets					
Current					
Cash	384	833	7,876	19,845	28,938
Receivables	8,593	486	11,889	186	21,154
Marketable securities	-	-	-	838	838
Inventories and prepaid expenses	758	2,293	51,211	38	54,300
	9,735	3,612	70,976	20,907	105,230
Capital assets	12,725	67,184	272,008	615	352,532
Net future income and resource taxes	-	4,398	(1,338)	3,482	6,542
Other	-	-	1,663	-	1,663
	22,460	75,194	343,309	25,004	465,967
Liabilities					
Current					
Accounts payable and accrued liabilities	1,669	2,486	11,213	11,930	27,298
Current portion of acquisition credit facility	-	-	-	8,480	8,480
Current portion of obligation under capital lease	-	2,042	420	-	2,462
	1,669	4,528	11,633	20,410	38,240
Acquisition credit facility	-	-	-	161,520	161,520
Liability portion of convertible debt	-	-	-	6,476	6,476
Obligation under capital lease	-	7,589	1,758	-	9,347
Obligation on properties purchased	-	-	-	5,843	5,843
Mine closure and site restoration costs	744	783	5,000	547	7,074
Minority interests	-	12,002	15,581	-	27,583
	2,413	24,902	33,972	194,796	256,083

RESOURCES INC.

(d) Segmented Statements of Cash Flow for the three months ended September 30

2001	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	837	(576)	2,875	3,887	7,023
Non-cash items	1,177	1,951	7,445	208	10,781
	2,014	1,375	10,320	4,095	17,804
Net change in non-cash working capital items	(1,296)	941	428	(646)	(573)
	718	2,316	10,748	3,449	17,231
Financing activities					
Principal repayment of acquisition credit facility	-	-	-	(5,570)	(5,570)
Foreign exchange	-	-	-	(214)	(214)
	-	-	-	(5,784)	(5,784)
Investing activities					
Capital asset acquisitions	(24)	(250)	(3,566)	-	(3,840)
Other	5	-	-	(3)	2
	(19)	(250)	(3,566)	(3)	(3,838)
Foreign exchange on cash held in foreign currency	-	-	-	(415)	(415)
Intercompany/divisional funding distributions	(994)	(2,190)	(1,573)	4,757	-
Increase (decrease) in cash for the period	(295)	(124)	5,609	2,004	7,194
Cash – beginning of period	332	820	22,698	31,017	54,867
Cash – end of period	37	696	28,307	33,021	62,061

2000	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	1,882	969	-	(956)	1,895
Non-cash items	925	3,311	-	3,432	7,668
	2,807	4,280	-	2,476	9,563
Net change in non-cash working capital items	(1,281)	(606)	-	468	(1,419)
	1,526	3,674	-	2,944	8,144
Financing activities					
Foreign exchange	-	-	-	(365)	(365)
Investing activities					
Capital asset acquisitions	(117)	(6)	-	(29)	(152)
Other	-	-	-	(6,215)	(6,215)
	(117)	(6)	-	(6,244)	(6,367)
Foreign exchange on cash held in foreign currency	-	-	-	(1,034)	(1,034)
Intercompany/divisional funding distributions	(1,241)	(3,677)	-	4,918	-
Increase (decrease) in cash for the period	168	(9)	-	219	378
Cash – beginning of period	71	735	-	72,164	72,970
Cash – end of period	239	726	-	72,383	73,348

RESOURCES INC.

(e) Segmented Statements of Cash Flow for the nine months ended September 30

2001	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings	1,951	272	13,595	240	16,058
Non-cash items	3,581	7,028	21,832	(922)	31,519
	5,532	7,300	35,427	(682)	47,577
Net change in non-cash working capital items	1,447	871	7,511	(5,518)	4,311
	6,979	8,171	42,938	(6,200)	51,888
Financing activities					
Principal repayment of acquisition credit facility	-	-	-	(9,810)	(9,810)
Principal repayment of mine equipment under capital lease	-	(1,085)	-	-	(1,085)
Reduction of obligation on properties purchased	-	-	-	(1,800)	(1,800)
Foreign exchange	-	-	-	(457)	(457)
	-	(1,085)	-	(12,067)	(13,152)
Investing activities					
Capital asset acquisitions	(214)	(1,208)	(4,936)	(325)	(6,683)
Other	6	-	-	1,577	1,583
	(208)	(1,208)	(4,936)	1,252	(5,100)
Foreign exchange on cash held in foreign currency	-	-	-	(513)	(513)
Intercompany/divisional funding distributions	(7,118)	(6,015)	(17,571)	30,704	-
Increase (decrease) in cash for the period	(347)	(137)	20,431	13,176	33,123
Cash – beginning of period	384	833	7,876	19,845	28,938
Cash – end of period	37	696	28,307	33,021	62,061

2000	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	4,483	2,611	-	(3,184)	3,910
Non-cash items	2,708	9,144	-	4,804	16,656
	7,191	11,755	-	1,620	20,566
Net change in non-cash working capital items	2,105	459	-	1,273	3,837
	9,296	12,214	-	2,893	24,403
Financing activities					
Principal repayment of mine equipment under capital lease	-	(793)	-	-	(793)
Foreign exchange	-	-	-	(1,640)	(1,640)
	-	(793)	-	(1,640)	(2,433)
Investing activities					
Capital asset acquisitions	(406)	(173)	-	(142)	(721)
Other	4	-	-	(2,319)	(2,315)
	(402)	(173)	-	(2,461)	(3,036)
Foreign exchange on cash held in foreign currency	-	-	-	(181)	(181)
Intercompany/divisional funding distributions	(8,698)	(12,564)	-	21,262	-
Increase (decrease) in cash for the period	196	(1,316)	-	19,873	18,753
Cash – beginning of period	43	2,042	-	52,510	54,595
Cash – end of period	239	726	-	72,383	73,348

6. Share capital and earnings per share

(a) Issued and outstanding

	2001		2000	
	Shares	**Amount**	Shares	Amount
	# 000's	**$**	# 000's	$
Common shares				
Balance – beginning of period	**90,730**	**188,800**	75,730	163,020
Reduction of share capital	**-**	**(15,145)**	-	-
Balance – end of period	**90,730**	**173,655**	75,730	163,020
Class B shares				
Balance – beginning and end of period	**2,000**	**1**	2,000	1
		173,656		163,021

(b) Earnings per common share

	Three months ended September 30		Nine months ended September 30	
	2001	2000	**2001**	2000
	$	$	**$**	$
(i) Basic				
Numerator				
Net earnings	**7,023**	1,895	**16,058**	3,910
Accretion of equity portion of convertible debt charged to retained earnings, net of tax	**(275)**	-	**(825)**	-
Income available to shareholders	**6,748**	1,895	**15,233**	3,910
Denominator (# 000's)				
Weighted average number of shares	**90,730**	75,730	**90,730**	75,730
Basic earnings per share	**0.08**	0.02	**0.17**	0.05
(ii) Diluted				
Numerator				
Income available to shareholders	**6,748**	1,895	**15,233**	3,910
Denominator (# 000's)				
Weighted average number of shares	**90,730**	75,730	**90,730**	75,730
Potential issuance of shares from convertible debt	**21,711**	-	**21,711**	-
Potential issuance of shares from purchase options	**199**	195	**199**	195
	112,640	75,925	**112,640**	75,925
Diluted earnings per share	**0.06**	0.02	**0.14**	0.05

(c) Reduction of share capital and contributed surplus

On April 26, 2001, Aur's shareholders passed a special resolution reducing the share capital and contributed surplus attributable to the common shares of Aur by an amount sufficient to eliminate Aur's December 31, 2000 deficit of $17,980.

7. Fair value of financial instruments

The carrying amounts of cash, accounts receivable and current liabilities approximate their fair value due to the short-term maturities of these instruments. The carrying cost of Aur's portfolio of marketable securities is disclosed on the balance sheets while the market value as at September 30, 2001 was $1,519 (December 31, 2000 – $838). The carrying cost of Aur's long-term investments were written-off at December 31, 2000. The market value of long-term investments at September 30, 2001 was $888 (December 31, 2000 – $577). The estimated fair value of Aur's copper hedge commitment based on commodity prices as at September 30, 2001 was a gain of $37,437 (December 31, 2000 – gain of $1,303). The estimated fair value of Aur's foreign exchange forward contracts based on market prices as at September 30, 2001 was a loss of $187 (December 31, 2000 – loss of $103). The estimated fair value of Aur's smelter settlements receivable based on commodity prices as at September 30, 2001 was a gain of $nil (December 31, 2000 – gain of $103).

AUR RESOURCES INC.

Suite 2501, 1 Adelaide Street East
Toronto, Ontario M5C 2V9
Telephone: (416) 362-2614
Facsimile: (416) 367-0427
E-mail: info@aurresources.com
Website: www.aurresources.com

03 JUN 20 AM 7:21

NOTICE OF
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual and Special Meeting (the "Meeting") of shareholders of Aur Resources Inc. (the "Corporation") will be held at The Toronto Stock Exchange Conference Centre, Exchange Tower, 130 King Street West, Toronto, Ontario on

Thursday, April 25, 2002

at the hour of 4:30 o'clock in the afternoon, local time, for the following purposes:

1. to receive and consider the Annual Report, including the financial statements and the Auditors' Report thereon, for the year ended December 31, 2001;
2. to elect directors;
3. to appoint auditors and authorize the directors to fix the remuneration of the auditors;
4. to consider and, if deemed advisable, pass a special resolution (the "Special Resolution") authorizing an amendment to the Corporation's articles to change the Class B shares of the Corporation into common shares of the Corporation; and
5. to transact such other business as may properly come before the Meeting or any adjournments thereof.

A copy of the said Reports, financial statements, Information Circular (the "Circular") and a form of proxy accompany this Notice.

The directors have fixed the close of business on the last business day before the Meeting (or any adjournment thereof) as the time before which proxies to be used at the Meeting (or any adjournment thereof) must be deposited with the Corporation or with Computershare Trust Company of Canada; provided, however, that proxies may also be deposited with the scrutineer(s) at the Meeting (or any adjournment thereof) prior to the time for voting.

Shareholders of the Corporation are entitled to dissent in respect of the proposed amendment to the Corporation's articles and those shareholders who so dissent are entitled to be paid the fair value of such shareholders' common shares of the Corporation in accordance with Section 190 of the Canada Business Corporations Act, all as described in the Circular.

DATED the 15th day of March, 2002

BY ORDER OF THE BOARD,

President and Chief Executive Officer

Shareholders are entitled to vote at the Meeting either in person or by proxy. If it is not your intention to be present at the Meeting, please exercise your right to vote by promptly signing, dating and returning the proxy in the envelope provided for that purpose.

INFORMATION CIRCULAR

Dollar amounts set forth in this Information Circular are, except as indicated, stated in Canadian dollars.

Solicitation of Proxies

This Information Circular (the "Circular") is furnished in connection with the solicitation by the management of Aur Resources Inc. (the "Corporation") of proxies to be used at the Annual and Special Meeting of shareholders of the Corporation (the "Meeting") to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally by management of the Corporation at nominal cost. The cost of any such solicitation by management will be borne by the Corporation.

The Corporation may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of voting shares of the Corporation (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this Circular, the Annual Report and form of proxy to the beneficial owners of such shares. The Corporation will provide, without cost to such persons, upon request to the Secretary of the Corporation, additional copies of the foregoing documents required for this purpose.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are directors and senior officers of the Corporation. A shareholder desiring to appoint some other person, who need not be a shareholder of the Corporation, to attend and act for him at the Meeting must do so either by inserting such person's name in the blank space provided in the instrument of proxy and striking out the names of the 3 persons specified or by completing another proper form of proxy and, in either case, delivering the completed proxy to the Corporation, Suite 2501, 1 Adelaide Street East, Toronto, Ontario, M5C 2V9 or to Computershare Trust Company of Canada, 100 University Ave., 8th Floor, Toronto, Ontario, M5J 2Y1 by the close of business on the last business day prior to the Meeting (or any adjournment thereof) or to the scrutineer(s) at the Meeting (or any adjournment thereof) prior to the time for voting.

A proxy given by a shareholder may be revoked, as to any motion on which a vote has not already been cast pursuant to the authority conferred by it, by instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation, Suite 2501, 1 Adelaide Street East, Toronto, Ontario, M5C 2V9 at any time up to and including the last business day preceding the day of the Meeting (or any adjournment thereof) at which the proxy is to be used or with the Chairman of the Meeting on the day of the Meeting (or any adjournment thereof), or in any other manner permitted by law.

Non-Registered Holders

Only registered holders of shares of the Corporation or the person(s) they appoint as their proxyholder are permitted to vote at the Meeting. However, in many cases, shares of the Corporation beneficially owned by a holder (a "Non-Registered Holder") are not registered in the name of the holder but are rather registered either (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans.) In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Circular, a form of proxy and the Corporation's Annual Report (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "voting instruction form" or a "proxy authorization form") which the Intermediary must follow. Typically, the Non-Registered Holder will also be given a page of instructions which contains a removable label containing a bar code and other

information. In order for the form of proxy to be validly constituted, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(b) less typically, be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare Trust Company of Canada as provided under "Appointment and Revocation of Proxies" above.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares of the Corporation which they beneficially own. Should a Non-Registered Holder who receives either form of proxy wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the form of proxy is to be delivered.

Voting of Proxies

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted for the election of directors, for the appointment and remuneration of auditors and for approval of the special resolution amending the articles of the Corporation as stated under the relevant headings in this Circular. The enclosed form of proxy confers discretionary authority upon the persons named therein to exercise their judgement and to vote with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date hereof, the management of the Corporation knows of no such amendments or variations or of any other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

Voting Shares and Principal Holders Thereof

On February 28, 2002, the Corporation had outstanding 90,754,449 common shares and 2,000,000 Class B shares, each carrying the right to one vote per share. Shareholders registered on the books of the Corporation (or their respective proxies) at the close of business on March 8, 2002 are entitled to vote at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, the only shareholder beneficially owning directly or indirectly or exercising control or direction over greater than 10% of any class of the outstanding voting shares of the Corporation as at February 28, 2002 is:

Name	*Number of Shares*	*% of Class*
James W. Gill	1,193,066 common	1.3%
Toronto, Ontario	2,000,000 Class B	100%

Election of Directors

Under the articles of the Corporation, the board of directors of the Corporation (the "Board") may consist of a minimum of 3 members and a maximum of 12 members. The number of directors within such range is to be determined by the Board from time to time and is currently set at 8 directors. It is proposed that the persons named as nominees hereunder will be nominated at the Meeting. All directors are elected annually and all of the said nominees are presently directors of the Corporation except for Mr. Jorge Carey. Unless such authority is withheld, the persons named in the enclosed form of proxy intend to vote for the election of the nominees whose names are set forth below. Management does not contemplate that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the next annual meeting or until his office is earlier vacated in accordance with the By-laws of the Corporation.

The following table and notes thereto state the names of all of the persons proposed to be nominated for election as directors, their principal occupation (for the past 5 years in the case of Mr. Carey), the date on which each became a director of the Corporation and the number of shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as at February 28, 2002:

Name	*Principal Occupation*	*Director Since*	*Shares Owned* (1)
Jorge Carey Santiago, Chile	Barrister and Solicitor, Senior Partner and Chairman of Carey & Cia. since 1987	n/a	87,000 common
James W. Gill Toronto, Ontario	President and Chief Executive Officer of the Corporation	Sept. 14, 1981	1,193,066 common 2,000,000 Class B
Norman B. Keevil Vancouver, British Columbia	Chairman of Teck Cominco Limited, a mining company	March 31, 1992	9,000 common
William J.A. Kennedy (2) Grafton, Ontario	Consultant	March 20, 1984	276 common
Martin Claude Lepage (2) St. Lambert, Quebec	Barrister and Solicitor, Partner of Stikeman Elliott	May 16, 1985	1,433 common
Peter McCarter Toronto, Ontario	Vice-President and Secretary of the Corporation	May 16, 1985	125,000 common
William J. Robertson (2) Calgary, Alberta	Retired Executive	March 31, 1992	11,000 common
Howard R. Stockford Toronto, Ontario	Executive Vice-President of the Corporation	March 20, 1984	175,625 common

Notes:

(1) The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.

(2) Audit committee member. The Canada Business Corporations Act and applicable securities legislation require the Corporation to have an audit committee. The Corporation has no executive committee.

Statement of Corporate Governance Practices

General

The following describes the Corporation's current corporate governance practices and specifically addresses and comments on the guidelines for corporate governance contained in The Toronto Stock Exchange Company Manual (the "Guidelines"). The Guidelines (which are not mandatory) deal with the constitution of boards of directors and board committees, their functions, their independence from management and other matters relevant to the issue of corporate governance. For purposes of the Guidelines, "corporate governance" means the process and structure used to direct and manage the business and affairs of a corporation with the objective of enhancing shareholder value. The Toronto Stock Exchange requires that disclosure be made by each listed company of its approach to corporate governance and with specific reference to the Guidelines. Accordingly, particulars of the Corporation's corporate governance system are set forth below.

Mandate of the Board

The Board has no specific mandate, its powers being all-encompassing. Responsibilities not delegated to senior management or to a committee of the Board remain those of the full Board.

The Guidelines include a basic corporate governance guideline for the boards of all corporations, being as follows:

"The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:

(i) adoption of a strategic planning process;

(ii) the identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks;

(iii) succession planning, including appointing, training and monitoring senior management;

(iv) a communications policy for the corporation; and

(v) the integrity of the corporation's internal control and management information systems."

The items enumerated above are included within what the Board considers to be its responsibilities. However, the Board does not believe that it is appropriate for it to be involved in the day-to-day management and functioning of the Corporation. It expects that senior management will be responsible for the effective management of the Corporation, subject to the Board's stewardship responsibilities. Given the Board's overall stewardship responsibilities, the Board expects management of the Corporation to meet the following key objectives:

(i) review on an ongoing basis the Corporation's near-term and long-term strategic plans and their implementation in all key areas of the Corporation's activities in light of, among other things, evolving industry and market conditions and with a view to maximizing shareholder value;

(ii) report, in a comprehensive, accurate and timely fashion, on the business and affairs of the Corporation generally, and on any specific matters that management considers to be of material or significant consequence for the Corporation and its shareholders and other stakeholders;

(iii) take timely action, make all appropriate decisions with respect to the Corporation's operations in accordance with all applicable legal and other requirements or obligations and within the framework of the corporate policies in effect and implement appropriate policies, procedures and processes to assure the highest level of conduct and integrity of the Corporation's management and of its employees; and

(iv) conduct a comprehensive annual budgetting process and monitor closely the Corporation's financial and operating performance in conjunction with the annual business plan and budget approved by the Board.

There were 4 meetings of the Board held during 2001. Meetings are scheduled at regular intervals and, as well, take place as required from time to time to consider material items of business which may arise in the interim for the Corporation.

The Guidelines further state that the board of directors of a corporation, or a committee thereof, should assume responsibility for developing the corporation's approach to governance issues, including the corporation's response to the Guidelines. In the case of the Corporation, it is the Board as a whole which currently assumes responsibility for corporate governance.

Composition of the Board

The Guidelines make it the responsibility of each board of directors to make a determination of the status of each of its members as related, unrelated, outside or inside, as such terms are defined or understood in the Guidelines. The directors of the Corporation have determined that the Board is composed of five outside directors (i.e. directors who are not officers or employees of the Corporation) and three inside directors. The Board has further determined that four of its outside directors are unrelated directors (i.e. a director who, among other things, "is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the corporation, other than interests and relationships arising from shareholding") while the other outside director would be considered to be a related director (due to the fact that a law firm of which such director is a partner provides legal services to the Corporation).

A related Guideline includes the recommendation that a majority of a board of directors should consist of unrelated directors. In the Corporation's case, as noted above, one-half of the directors are unrelated directors.

Three senior officers of the Corporation are also directors. The Board believes that their extensive knowledge of the Corporation's business and affairs is beneficial to the other directors and their participation as directors contributes to the effectiveness of the Board.

The Guidelines recommend that a board of directors form a committee composed exclusively of outside directors, a majority of whom are unrelated directors, which has the responsibility to propose to the board from time to time new nominees to the board and for assessing directors on an ongoing basis. The Guidelines also state that a board of directors should implement a process to be carried out by the foregoing or other committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of each of the corporation's directors. Further, the Guidelines state that every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board. The Board has taken no action in response to these Guidelines as it believes that these recommendations are generally more appropriate for corporations of significantly larger size and complexity than the Corporation and which may have significantly larger boards of directors.

Another Guideline recommends that each board examine its number of members and, with a view to determining the impact of such number upon its effectiveness, undertake, where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision making. The Board is of the view that seven to nine directors is the optimum number of members for the Board at this time and hence no reduction is appropriate.

The Guidelines state that a board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management. At the present time, the Board believes that the knowledge, experience and qualifications of its outside directors are sufficient to ensure that the Board can function independently of management and discharge its responsibilities, particularly given that the majority of the Board is comprised of outside directors. The Board is further of the view that the implementation of formal "structures and procedures to ensure that the board can function independently of management", such as the board meeting on a regular basis without management present or assigning the responsibility for administering the board's relationship to management to a committee of the board, is generally more appropriate for corporations of significantly larger size and complexity than the Corporation and which may have significantly larger boards of directors. The Guidelines further state that an appropriate structure would be to appoint an outside director as the chairman of the board with responsibility to ensure that the board discharges its responsibilities or to assign this responsibility to a committee of the board or to a so-called "lead director". During 2001, Claude Lepage, an outside director of the Corporation, was appointed Chairman of the Board of the Corporation.

A further Guideline states that a board of directors should implement a system which enables an individual director to engage an outside advisor at the expense of the corporation in the appropriate circumstances, subject to the approval of an appropriate committee of the board. In the Corporation's case, while the Corporation has not implemented a formal system in respect of the foregoing, the engagement of outside advisors for members of the Board is authorized on an ad-hoc basis by the Board or by the CEO as and when circumstances so warrant.

The Board currently has two committees, being its audit committee and its compensation committee. The audit committee, among other things, reviews the quarterly and annual financial statements of the Corporation. The Guidelines also state that the audit committee should have direct communication channels with the Corporation's internal and external auditors to discuss and review specific issues as appropriate, that the duties and responsibilities of the audit committee be specifically defined so as to provide appropriate guidance to the members thereof as to their duties and that the responsibilities of the audit committee should include oversight responsibility for management reporting on internal control and ensuring that management has designed and implemented an effective system of internal control. The operation of the Corporation's audit committee complies with the aforesaid Guidelines. The Guidelines recommend that the audit committee should be made up of outside directors only. All members of the Corporation's four member audit committee are outside directors and, accordingly, the composition of the audit committee complies with this Guideline. The Guidelines recommend that other board committees should also be comprised of outside directors (except an executive committee) and that a majority of the members should also be unrelated directors. All members of the three member compensation committee are outside directors, with two members also being unrelated directors and, accordingly, the composition of the compensation committee complies with this Guideline. The compensation committee and its functions are described under "Management Compensation".

Other Guidelines and Matters

The Guidelines include a recommendation that boards review the adequacy and form of compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks of being an effective director. The compensation committee periodically reviews the compensation of the directors of the Corporation, with particular regard to the compensation of directors of comparable mining companies, and is satisfied that the current directors' compensation is appropriate (see also "Compensation of Directors").

The Guidelines also recommend that a board, together with the CEO, develop position descriptions for the board and for the CEO involving the definition of the limits of management's responsibilities. The Board believes that formulating position descriptions for board members is generally more appropriate for corporations of significantly larger size and complexity than the Corporation and which may have significantly larger boards of directors. With respect to management's responsibilities, generally, any matters of material substance to the Corporation are submitted to the Board for, and are subject to, its approval. Such matters include those matters which must by law be approved by the Board (such as share issuances) and other matters of material significance to the Corporation, including any debt or equity financings, investments, acquisitions and divestitures, and the incurring of material expenditures or legal commitments. The Board and/or its audit committee also reviews and approves the Corporation's major communications with shareholders and the public including the annual report (and financial statements contained therein), quarterly reports to shareholders, the annual management information circular and Annual Information Form.

In addition, the Guidelines state that a board of directors should approve or develop the corporate objectives which a CEO is responsible for meeting. The specific corporate objectives which the CEO is responsible for meeting (aside from the overall objective of enhancing shareholder value) are, in the Corporation's case, typically related to the advancement, growth, management and financing of the Corporation and its mining operations and projects and matters ancillary thereto.

The Board believes that management should speak for the Corporation in its communications with shareholders and others in the investment community and that the Board should ensure that appropriate investor relations programs and procedures are in place. In addition, management meets regularly with shareholders and others in the investment community to receive and respond to shareholder feedback.

Management Compensation

Compensation of Executive Officers

The following table sets forth the compensation earned by the CEO as well as each of the other named executives of the Corporation (referred to collectively with the CEO as the "named executives") during the years ended December 31, 2001, 2000 and 1999:

Summary Compensation Table

Name and Principal Position	*Year*	*Annual Compensation*		*Long-Term Compensation*	*All Other Compensation ($)*(2)
		Salary ($)	*Bonus ($)*	*Securities under Options Granted*(1)	
James W. Gill	2001	650,000	75,000	50,000	–
President and Chief	2000	561,466	200,000	266,666	–
Executive Officer	1999	536,038	100,000	–	–
Howard R. Stockford	2001	491,042	30,000	–	–
Executive Vice	2000	467,659	100,000	244,444	–
President	1999	446,698	25,000	–	–
David W. Brace	2001	(US$)250,000	(US$)35,000	10,000	–
President, South	2000	(US$)152,492	(US$)17,500	75,000	–
America Division	1999	(US$)141,378	(US$)15,000	–	–
David J. Libby	2001	(US$)240,000	(US$)25,000	–	–
Vice-President Mining	2000	288,186	–	44,444	–
Operations, South	1999	285,000	20,000	150,000	–
America Division					
Peter McCarter	2001	364,403	30,000	–	–
Vice-President and	2000	347,051	100,000	244,444	–
Secretary	1999	331,833	25,000	–	–

Notes:

(1) Comprised of options to purchase common shares of the Corporation granted in the relevant year, all of which were options granted to replace pre-existing options, the original five year term of which had expired during the year, with the exception of the 75,000 options granted to D.W. Brace in 2000. Also see "Stock Option Plan and Stock Options".

(2) The value of perquisites and other personal benefits for each named executive is less than 10% of total annual salary and bonus of such executive.

Compensation of Directors

Each director of the Corporation receives, other than directors who are also full-time employees of the Corporation, a fee of $15,000 per year for serving as a director of the Corporation as well as, with the exception of the Chairman of the Board of the Corporation, fees of $1,000 for each directors' and committee meeting attended in person and $500 for each such meeting attended by conference telephone. The Chairman of the Board of the Corporation receives annual remuneration of $75,000 with respect to his position as Chairman of the Board. Directors are further reimbursed for their out-of-pocket expenses incurred in attending directors' and committee meetings. Directors are also eligible to be granted stock options under the Corporation's Stock Option Plan and, as at December 31, 2001, Mr. Lepage, the Chairman of the Board of the Corporation, held options to purchase 150,000 common shares of the Corporation and each non-officer director held options to purchase 100,000 common shares of the Corporation (see "Stock Option Plan and Stock Options").

Directors' and Officers' Liability Insurance

The Corporation maintains directors' and officers' liability and corporate reimbursement insurance with a $20,000,000 annual and per occurrence limit at an annual premium for the 12 months ended June 1, 2002 of $47,000. Generally, under this insurance, the Corporation would be reimbursed for payments made under corporate indemnity provisions on behalf of its directors and officers and individual directors and officers would be reimbursed for losses arising during the performance of their duties for which they are not indemnified by the Corporation. Excluded from coverage are illegal acts and those acts which result in personal profit. The corporate reimbursement deductible under the policy is $25,000.

Employment and Termination Agreements

The Corporation has employment agreements with three named executives, Messrs. Gill, McCarter and Stockford. Each agreement provides that in the event of the termination of the executive's employment by the Corporation (except for cause or voluntary resignation or retirement) or under circumstances where such executive's job functions, duties and/or responsibilities cease to be those presently undertaken by such executive, such executive is entitled to receive an amount equal to three times his then current salary (excluding bonuses). As well, upon any such termination, other non-salary benefits, including pension and health benefits and the retention of stock options of such executive, continue for a period of 36 months following termination. There are no termination rights provided under the agreements to the relevant executives arising upon any change of control of the Corporation.

The Corporation has employment and/or termination agreements with two named executives, Messrs. Brace and Libby, as well as with three other executives of the Corporation. Such agreements provide that such executive is entitled to receive an amount equal to two times his then current salary (excluding bonuses and all non-salary benefits) in the event that, following a change of control of the Corporation (as defined in the agreements), such executive's employment is terminated by the Corporation or such executive's job functions, duties and/or responsibilities cease to be those then currently undertaken by such executive.

Stock Option Plan and Stock Options

The Corporation has in effect a Stock Option Plan (the "Plan") in order to provide effective incentives to directors, officers and senior management personnel of the Corporation and to enable the Corporation to attract and retain experienced and qualified individuals in those positions by permitting such individuals to directly participate in an increase in per share value created for the Corporation's shareholders. Options under the Plan are typically granted in such numbers as reflect the level of responsibility of the particular optionee and his or her contribution to the business and activities of the Corporation. Options granted under the Plan typically have a five year term and are typically made cumulatively exercisable by the holders thereof as to a proportionate part of the aggregate number of shares subject to the option over specified time periods. Options are generally not assignable and, except in certain specified circumstances, terminate upon the optionee ceasing to be employed by or associated with the Corporation. The terms of the Plan further provide that the price at which shares may be issued under the Plan cannot be less than the current market price of the shares when the relevant options are granted. As at December 31, 2001, 3,752,222 common shares were issuable pursuant to unexercised options granted to such date under the Plan and options to purchase a further 3,783,064 common shares remained grantable under the Plan.

Incentives to participants under the Plan may also be provided by the granting of stock appreciation rights. Stock appreciation rights, which would be attached to a stock option, entitle a participant in the Plan to elect, in lieu of exercising an outstanding stock option, to receive the number of shares of the Corporation equivalent in value to the difference between his or her option exercise price and the then existing market value of the common shares of the Corporation multiplied by the number of shares over which he or she could otherwise exercise his or her option. The Plan further permits the Corporation to loan monies to participants in the Plan for purposes of funding the exercise of options or other purchases of shares of the Corporation.

The following table sets forth the particulars of individual grants of options to purchase common shares of the Corporation made under the Plan during 2001 to the named executives:

Name	*Share Options Granted (#)*[(1)]	*% of Total Options Granted to Employees in the Year*	*Exercise Price ($/Share)*	*Market Value of Shares Underlying Options on the Date of Grant ($/Share)*	*Expiration Date*
David W. Brace	10,000	2.9	2.18	2.18	January 17, 2006
James W. Gill	50,000	14.5	2.27	2.27	March 12, 2006

Note:

(1) Comprised of options granted to replace pre-existing options, the original five year term of which had expired during the year.

The following table sets forth particulars concerning exercises of options during 2001 by each of the named executives and the fiscal year-end value of unexercised options held by the named executives:

Name	*Securities Acquired on Exercise (#)*	*Aggregate Value Realized ($)*	*Unexercised Options at Year-end (Exercisable/Unexercisable) (#)*	*Value of Unexercised in-the-Money Options at Year-end*[(1)] *(Exercisable/Unexercisable) ($)*
James W. Gill	Nil	Nil	475,000/25,000	547,915/38,250
Howard R. Stockford	Nil	Nil	300,000/–	415,111/–
David W. Brace	Nil	Nil	147,000/53,000	68,940/95,760
David J. Libby	Nil	Nil	200,000/–	309,111/–
Peter McCarter	Nil	Nil	300,000/–	415,111/–

Note:

(1) Calculated as being the closing market price of the common shares of the Corporation as at December 31, 2001, being $3.80, less the per share exercise price of the relevant options, times the number of shares involved.

Composition of the Compensation Committee

The Compensation Committee of the Board consists of Mr. Claude Lepage, the Chairman of the Committee, Mr. William Kennedy and Mr. Leo Thibodeau.

Report of the Compensation Committee

The Compensation Committee (the "Committee") is responsible for making recommendations to the Board with respect to the compensation of the executive officers of the Corporation as well as with respect to the Corporation's stock option, pension and other employee benefit plans. The Board (exclusive of the officers of the Corporation who are also members of the Board) reviews such recommendations and is responsible for ultimately determining executive compensation. The Committee meets annually in respect of the setting of the compensation of the executive officers of the Corporation and otherwise as required with respect to matters involving the Corporation's stock option, pension and other employee benefit plans.

Generally, compensation is provided by the Corporation to its executive officers, including its CEO, by way of salary, cash bonuses and the granting of stock options. The overall objective adopted by the Committee is to ensure that executive compensation is fair and reasonable and sufficient to attract and retain qualified and experienced executives. In the case of the three executive officers who have employment contracts with the Corporation, which includes the CEO, certain minimum base salary compensation is prescribed under those contracts, such compensation being initially established under those contracts having regard to the foregoing objectives. There are no specific factors utilized by the Committee in setting the various components of the overall compensation of the executive officers of the Corporation, including the CEO.

In terms of the setting of salaries and bonuses, the Committee reviews and considers comparisons of executive compensation for other companies operating in the mining industry. However, the Committee views the growth and development of the Corporation over the preceding year and specific initiatives undertaken in the year that promote the growth and progress of the Corporation and the enhancement of shareholder value to be more relevant than comparisons with executive compensation in the mining industry generally, particularly in respect of the granting of bonuses. There are no specific performance targets or quantitative or qualitative measures applied by the Committee in assessing the appropriate levels of compensation; however, the Committee has particular regard for the recommendations of the CEO in respect of the compensation of the other executive officers of the Corporation.

Given the cyclical nature of the mining industry and the particular impact that external factors beyond the control of the Corporation have on the Corporation, such as metal prices, it is considered that a fixed system of specific performance-based bonuses could create more inequity than benefit. Bonuses over established salary have thus been limited to a flexible ad hoc reward given to recognize deserving individual performance or initiatives undertaken in respect of operations or activities falling within the responsibility of the particular executive officer.

The Committee is of the view that stock options are a particularly appropriate method of providing long-term incentives for senior executives of the Corporation given that benefits thereunder come only when shareholders at large also generally benefit, thereby aligning the interests of the executives and the shareholders in general. Achieving desirable shareholder return over a sustained period of time requires not only management's attention to the day-to-day operations of the Corporation but also to a number of financial and non-financial strategic elements and corporate initiatives that impact shareholder return in both the short-term and long-term. On an ongoing basis, the Committee believes that stock options promote a high correlation between the level of overall executive compensation and the return to shareholders through appreciation in share price.

William Kennedy *Claude Lepage* *Leo Thibodeau*

Performance Graphs

The adjacent table compares the total cumulative shareholder return (including re-investment of dividends) for $100 invested in the common shares of the Corporation on January 1, 1997 with the TSE 300 Total Return Index and the TSE Metals & Minerals Total Return Index over the five succeeding years:

Comparison of 5 Year Total Common Shareholders' Return



DOLLARS
200
150
100
50
0
Aur Common Shares
TSE 300 Total Return Index
TSE Metals & Minerals Total Return Index

For the years	1996	1997	1998	1999	2000	2001
Aur Common Shares	100	43	33	36	29	49
TSE 300 Total Return Index	100	115	113	149	160	140
TSE Metals & Minerals Total Return Index	100	74	61	90	77	87

The adjacent table compares the total cumulative shareholder return (including re-investment of dividends) for $100 invested in the common shares of the Corporation on January 1, 1992 with the TSE 300 Total Return Index and the TSE Metals & Minerals Total Return Index over the ten succeeding years:

Comparison of 10 Year Total Common Shareholders' Return



DOLLARS
Aur Common Shares
TSE 300 Total Return Index
TSE Metals & Minerals Total Return Index
350
300
250
200
150
100
50
0

For the years	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
Aur Common Shares	100	109	217	164	255	302	129	100	110	88	149
TSE 300 Total Return Index	100	99	131	130	149	192	220	217	286	307	268
TSE Metals & Minerals Total Return Index	100	98	125	151	181	197	145	119	177	151	170

Defined Benefit or Actuarial Pension Plans

Each of the named executives participates in a registered pension plan and a supplementary pension plan. The aggregate benefit provided by these plans for each participating executive is calculated as 2% of the average of the highest five consecutive years of base salary multiplied by the years of credited service. There is no reduction of the pension for retirement after age 60 nor is there any deduction for social insurance or other benefits.

Pension Plan Table

Estimated Total Annual Benefit on Retirement ($)

	Years of Credited Service (1)						
Pensionable Earnings	*5*	*10*	*15*	*20*	*25*	*30*	*35*
200,000	20,000	40,000	60,000	80,000	100,000	120,000	140,000
250,000	25,000	50,000	75,000	100,000	125,000	150,000	175,000
300,000	30,000	60,000	90,000	120,000	150,000	180,000	210,000
350,000	35,000	70,000	105,000	140,000	175,000	210,000	245,000
400,000	40,000	80,000	120,000	160,000	200,000	240,000	280,000
500,000	50,000	100,000	150,000	200,000	250,000	300,000	350,000
600,000	60,000	120,000	180,000	240,000	300,000	360,000	420,000
700,000	70,000	140,000	210,000	280,000	350,000	420,000	490,000
800,000	80,000	160,000	240,000	320,000	400,000	480,000	560,000

Note:

(1) Credited service as of December 31, 2001, rounded to the nearest number of years, is: D. Brace-7, J. Gill-30, D. Libby-8, P. McCarter-22 and H. Stockford-20.

Appointment of Auditors

Unless such authority is withheld, the persons named in the enclosed proxy intend to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, Toronto, as auditors of the Corporation to hold office until the next annual meeting of shareholders and to authorize the directors to fix the remuneration of PricewaterhouseCoopers LLP as the auditors.

Proposed Conversion of the Class B Shares

Articles of Amendment

The shareholders of the Corporation are being asked at the Meeting to pass a special resolution (the "Special Resolution") authorizing an amendment of the articles of the Corporation (the "Articles of Amendment") under the Canada Business Corporations Act (the "CBCA") to change each of the 2,000,000 authorized and issued Class B shares of the Corporation into 0.65 of a common share of the Corporation, being 1,300,000 common shares in the aggregate.

Purpose of and Background to Articles of Amendment

The Class B shares of the Corporation were issued upon the incorporation of the Corporation in 1981 to the two founders of the Corporation, Messrs. James W. Gill and Leo J. Thibodeau, for aggregate consideration of $1,000. When the Corporation was initially taken public in 1983, the votes attached to the Class B shares comprised approximately 19.4% of the total outstanding voting shares of the Corporation (i.e. the common shares and the Class B shares) and, accordingly, constituted a significant impact on voting control of the Corporation for Messrs. Gill and Thibodeau beyond their common shareholdings in the Corporation. At present, due to the issuance of additional common shares of the Corporation since 1983, the votes attached to the Class B shares represent approximately 2.1% of the voting shares of the Corporation. Mr. Thibodeau's Class B shares were transferred to Mr. Gill in 1993 (see "Holders of the Class B shares" below).

The Class B shares constitute a separate class of shares of the Corporation. Accordingly, as such, the Class B shares would have in effect a "veto" right over any changes to the capital structure of the Corporation if such changes would affect the Class B shares in certain specified ways, as the CBCA requires separate class approval by a class of shares so affected. Such changes principally consist of changes proposed to the Corporation's authorized share capital which (i) would increase the rights or privileges of any class of shares of the Corporation having rights or privileges equal or superior to the Class B shares, (ii) would make any class of shares having rights or privileges inferior to the Class B shares equal or superior to the Class B shares, or (iii) would change the rights or privileges attaching to the Class B shares. Further, in the event the Corporation desired to carry out an amalgamation with a third party or a third party acquired a sufficient number of the common shares of the Corporation by way of a take-over bid or otherwise and wished to amalgamate with the Corporation, such an amalgamation could only take place by either (i) replicating the Class B shares in the capital of the amalgamated company or (ii) obtaining the approval by special resolution of the holders of the Class B shares to such amalgamation. In connection with any proposed changes in capital structure with respect to which the holders of the Class B shares are entitled to vote separately as a class or in connection with any proposed amalgamation, the holders of the Class B shares would also be entitled to dissent with respect to such proposed action and be paid the "fair value" of their Class B shares.

At its directors' meeting held on February 13, 2002, the Corporation's board of directors established a special committee (the "Special Committee") of its directors comprised of Messrs. William Kennedy, Claude Lepage and William Robertson (each of whom are outside and unrelated directors for purposes of the Guidelines) to consider the merits of the Corporation converting all its issued 2,000,000 Class B shares into common shares and, if deemed appropriate, negotiate the terms of any such conversion with Mr. James W. Gill, the holder of the Class B shares. (See "Holders of the Class B Shares" below.) In connection with the foregoing, the Special Committee was authorized to retain an investment dealer or other advisor to advise the Special Committee in respect of the foregoing and, in particular, to advise the Special Committee as to an appropriate conversion ratio or range of ratios of common shares for the Class B shares.

On March 1, 2002, the Special Committee retained TD Securities Inc. ("TD Securities") to provide it with financial advice as to an appropriate conversion ratio or range of ratios of common shares for the Class B shares of the Corporation and, in connection therewith, provide the fairness opinion (the "Fairness Opinion") as described below.

The Special Committee met twice with TD Securities by telephone in connection with the performance by TD Securities of its mandate and to discuss with TD Securities the methodologies, approaches and assumptions used by it in connection therewith and to receive the advice and recommendations of TD Securities with respect thereto. Subsequently, on March 8, 2002, the Special Committee reached an agreement with Mr. Gill and determined that it would recommend to the Corporation's board of directors that the Special Resolution be submitted to the shareholders of the Corporation for their approval (see "Corporate and Regulatory Requirements" below).

On March 8, 2002, TD Securities provided to the Committee its oral opinion that the conversion ratio, as set out in the Special Resolution, was fair, from a financial point of view, to the common shareholders of the Corporation. On March 8, 2002, the board of directors of the Corporation met to receive the report and the recommendation of the Special Committee, accepted such recommendation and, accordingly, approved the submission of the Special Resolution to the shareholders of the Corporation for their approval, all as described in this Circular. On March 11, 2002, TD Securities subsequently rendered the formal Fairness Opinion to the Special Committee containing, in particular, TD Securities' opinion that, as of March 11, 2002, subject to the assumptions and limitations stated therein, the conversion ratio, as set out in the Special Resolution and on the basis described in this Circular, is fair, from a financial point of view, to the holders of common shares of the Corporation. The Fairness Opinion is attached to this Circular as Appendix A. Shareholders are urged to read the Fairness Opinion carefully and in its entirety. However, both the Special Committee and the board of directors of the Corporation note that no valuation of the common shares or the Class B shares of the Corporation has been conducted by TD Securities or otherwise in connection with the foregoing. TD Securities was not engaged to provide (and has not provided) a formal valuation or appraisal of the Corporation, its assets, liabilities, or securities and the Fairness Opinion should not be construed as such.

Based on the recommendation of the Special Committee and the Fairness Opinion, the board of directors of the Corporation is of the view that the conversion of the Class B shares into common shares of the Corporation at the agreed upon conversion ratio would be of benefit to the Corporation as such will simplify the capital structure of the Corporation, remove the requirement to obtain the approval of the holders of the Class B shares in connection with making certain changes to the Corporation's capital and remove any other disincentives created by the existence of the Class B shares in respect of an acquisition of or investment in common shares of the Corporation, including in respect of the Corporation's potential participation in any amalgamation or analogous transaction. The board of directors accordingly recommends that shareholders approve the proposed Special Resolution.

After giving effect to the proposed Articles of Amendment, there would be 92,054,449 common shares outstanding, the additional common shares of the Corporation issued upon the conversion of the Class B shares representing dilution of 1.4% over the total of 90,754,449 common shares currently outstanding.

The Class B Shares

The Corporation's authorized capital consists of an unlimited number of common shares, an unlimited number of Class A shares, issuable in series, and 2,000,000 Class B voting non-participating shares. The Corporation's issued capital consists of 90,754,449 common shares and 2,000,000 Class B shares. No Class A shares have been issued.

Each of the Class B shares carries one vote at all meetings of shareholders. The holders of the Class B shares are not entitled to receive dividends. In the event of liquidation, dissolution or winding-up of the Corporation, the holders of the Class B shares are entitled to receive the sum of 1⁄20¢ per share in priority to any distributions to the holders of the common shares but thereafter do not participate in any distribution of the assets of the Corporation. The Class B shares are only redeemable with the consent of the holders thereof.

Each of the common shares of the Corporation carries one vote at all meetings of shareholders, is entitled to dividends as and when declared by the directors and is entitled upon liquidation, dissolution or winding up of the Corporation to a pro rata share of the property and assets of the Corporation distributable to the holders of the common shares.

The Class A shares of the Corporation are issuable from time to time in one or more series. The terms of the various series of Class A shares, including the number thereof, voting rights, dividend rights, conversion rights, redemption prices, if any, and other matters will be determined in the future by the directors of the Corporation without shareholders' approval (unless any series so created has superior voting rights to the common shares in which case the approval of a majority of the minority shareholders will be required under applicable regulatory policies).

Holders of the Class B Shares

All the Class B shares are currently owned by Mr. James W. Gill, the Chief Executive Officer, President and a director of the Corporation. Each of Mr. Gill and Mr. Leo Thibodeau, who is also currently a director of the Corporation, were initially issued 500,000 Class B shares upon the Corporation's incorporation in 1981, with such shares being subsequently subdivided on a 2 for 1 basis in 1990. Subsequent thereto, Mr. Gill entered into an agreement with Mr. Thibodeau dated January 1, 1993 (the "January Agreement") whereunder Mr. Gill acquired Mr. Thibodeau's Class B shares, subject to Mr. Gill's obligation to permit Mr. Thibodeau to re-acquire such shares should an offer be made for such shares which Mr. Gill intends to accept. In other words, the effect of the January Agreement was that Mr. Gill acquired complete control over the voting and over any disposition of the Class B shares, subject to Mr. Gill's obligation to

permit Mr. Thibodeau to re-acquire his original Class B shares and realize any economic benefit upon any disposition or other offers for such shares (but with Mr. Gill deciding on whether to accept any disposition or other offers involving the shares). Accordingly, should the Special Resolution be approved by the shareholders, Mr. Thibodeau will be entitled to reacquire up to 50% of the Class B shares prior to their conversion into common shares and hence be entitled to receive up to 50% of the common shares issued pursuant to such conversion.

Corporate and Regulatory Requirements

Ontario Securities Commission Rule 61-501 and Companion Policy 61-501 and Policy Q-27 of the Commission des valeurs mobilières du Québec (individually or collectively as the context requires, the "Related Party Policies") impose certain disclosure, valuation and review and approval requirements in respect of related party transactions. In particular, under the Related Party Policies, related party transactions are subject to certain valuation requirements and minority shareholder approval requirements unless exemptions therefrom exist under the Related Party Policies. As each of Messrs. Gill and Thibodeau are directors and/or officers of the Corporation, the conversion of the Class B shares into common shares of the Corporation will constitute a "related party transaction" within the meaning of the Related Party Policies. However, the transaction is exempt from the valuation requirements and from the minority shareholder approval requirements of the Related Party Policies as neither the fair market value of the Class B shares nor the fair market value of the common shares to be issued pursuant to the conversion of the Class B shares is greater than 25% of the Corporation's market capitalization.

Notwithstanding the foregoing, however, the Special Committee was established to consider the transaction on behalf of the Corporation and TD Securities was retained by the Special Committee to provide it with financial advice as to an appropriate conversion ratio or range of ratios of Class B shares into common shares of the Corporation and to provide the Fairness Opinion. Further, the minority shareholder approval requirements of the Related Party Policies will in effect be satisfied pursuant to the shareholder approval requirements otherwise applicable to the Special Resolution as described below.

Under the CBCA, the Special Resolution must be passed, with or without variation, by a separate vote of the holders of the common shares voting as a class and by a combined vote of the common shares and the Class B shares, in each case by at least two-thirds of the votes cast in person or by proxy by the holders thereof. Further, each of Messrs. Gill and Thibodeau have agreed, together with their respective associates and affiliates, not to vote their respective common shares and/or Class B shares in respect of the approval of the Special Resolution. To the knowledge of the Corporation, as at March 14, 2002, Messrs. Gill and Thibodeau, together with their respective associates and affiliates, owned, in the aggregate, 1,194,066 (approximately 1.3%) of the outstanding common shares of the Corporation.

Completion of the share conversion is also subject to the approval of The Toronto Stock Exchange (the "TSE").

Upon filing of the Articles of Amendment and the issuance of a certificate of amendment in connection therewith, each Class B share of the Corporation will be automatically changed into 0.65 of a common share of the Corporation.

Notwithstanding approval by shareholders, the directors of the Corporation may, on their own initiative, determine at any time prior to the issue of a certificate of amendment, not to implement the Articles of Amendment.

The text of the Special Resolution is as follows:

"Be it resolved as a special resolution that:

1. The articles (the "Articles") of Aur Resources Inc. (the "Corporation") be amended by:
   (a) changing each of the issued and outstanding Class B shares of the Corporation into 0.65 of a common share of the Corporation; and
   (b) deleting in their entirety the provisions of the Articles regarding the Class B shares.
2. Any officer or director is hereby authorized to execute and deliver Articles of Amendment under the Canada Business Corporations Act and to sign and execute all other documents and to do all other things necessary or advisable in connection with the foregoing.
3. Notwithstanding the passage of this special resolution by shareholders voting thereon, the directors of the Corporation are authorized to revoke this special resolution, without any further approval of shareholders, at any time prior to the filing of Articles of Amendment in respect thereof."

Prior Trading of Common Shares

The Corporation's common shares are currently listed and posted for trading on the TSE. The trading summary of the common shares of the Corporation on the TSE for 2001 and 2002 is as follows:

		High *($)*	*Low* *($)*	*Volume*
2001	First Quarter	2.40	1.85	13,059,644
	Second Quarter	3.35	1.86	20,960,283
	Third Quarter	2.92	2.22	7,269,117
	Fourth Quarter	3.88	2.35	11,347,401
2002	January	3.85	3.30	6,196,784
	February	4.07	3.59	5,813,748
	March (to March 14)	4.67	3.87	3,130,700

Rights To Dissent

The following is a summary of the dissenting shareholder provisions of the CBCA, which are technical and complex. Any shareholders wishing to avail themselves of rights under those provisions should seek legal advice as failure to comply strictly with the provisions of the CBCA, may prejudice their right of dissent.

Shareholders entitled to vote on the Special Resolution may dissent in respect thereof and be paid the fair value of such shareholder's common shares of the Corporation, as set out in Section 190 of the CBCA. A dissenting shareholder becomes entitled, if and when the Articles of Amendment becomes effective, to have the Corporation purchase all such shareholders' common shares at the fair value thereof determined as of the close of business on the day before the Special Resolution is approved.

To exercise such dissenting rights, a dissenting shareholder must send to the Corporation a written objection to the Special Resolution at or before the Meeting. The exercise of a proxy does not constitute a written objection for the purposes of Section 190 of the CBCA. Within 10 days after the shareholders of the Corporation have approved the Special Resolution, the Corporation is obliged to send to each shareholder who has filed an objection a notice that the Special Resolution has been so adopted. Within 20 days after the receipt of the aforesaid notice, a dissenting shareholder is required to send to the Corporation a written notice setting out such shareholder's name, address, the number and class of shares in respect of which such shareholder dissents and a demand for payment of the fair value of such shares. A dissenting shareholder may only claim dissent rights with respect to all shares of a class held by such shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder. In addition, no later than the 30th day after such shareholder has sent a notice demanding payment of fair value, the dissenting shareholder must send the certificate(s) representing the shares in respect of which such shareholder has dissented to the Corporation or its transfer agent. Thereafter, the Corporation, or its transfer agent, must endorse on any such share certificate(s) so received a notice that the holder is a dissenting shareholder under Section 190 of the CBCA and forthwith thereafter return the share certificate(s) to the dissenting shareholder. Failure by a dissenting shareholder to comply with the requirement to send the share certificate(s) representing the shares in respect of which such shareholder dissents to the Corporation or its transfer agent within the prescribed time will disentitle the dissenting shareholder from making a claim under Section 190 of the CBCA. Furthermore, upon sending a notice demanding payment of fair value, the dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of such shareholder's shares; however, such shareholder's rights as a shareholder will be restored if (i) the notice is withdrawn by the dissenting shareholder before the Corporation makes an offer of payment for such shareholder's shares, (ii) the Corporation fails to make an offer of payment as described below and the notice is withdrawn by the dissenting shareholder or (iii) the directors of the Corporation revoke and terminate the Special Resolution prior to the filing of the Articles of Amendment.

In addition, the Corporation shall send, not later than 7 days after the later of the date the Articles of Amendment become effective or the day on which the Corporation receives demand for payment of fair value, a written offer to pay for such shares in an amount considered by the directors of the Corporation to be the fair value thereof accompanied by a statement as to how the fair value was determined. The Corporation is to pay for such shares within 10 days after such an offer has been accepted. In the event that the Corporation

fails to make an offer to pay for the shares or if a dissenting shareholder fails to accept such an offer within 30 days, the Corporation may, within 50 days after the date the Articles of Amendment become effective or within such further period as the court may allow, apply to a court to fix the fair value for the shares owned by such dissenting shareholder. The CBCA provides that a dissenting shareholder will be allowed a further period of 20 days or such further period as the court may allow to apply to the court for the same purpose should the Corporation fail to do so.

Before making any application to the court to fix a fair value for the shares of a dissenting shareholder or after receiving notice of an application commenced by a dissenting shareholder pursuant to Section 190 of the CBCA, the Corporation must give notice to each dissenting shareholder setting out the date, place and consequences of the court application and that such dissenting shareholder has the right to appear and be heard in person or by counsel. The court is required to fix the fair value for the shares of all dissenting shareholders whose shares have not been purchased by the Corporation and all such dissenting shareholders shall be bound by the decision of the court.

Shareholders of the Corporation should also consult their own tax advisors with respect to the income tax consequences to them under federal, provincial, territorial and other applicable tax legislation of the exercise of dissent rights as aforesaid.

General

Management is not aware of any other matters which are to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any matters other than those referred to herein should be presented at the Meeting, the persons named in the enclosed proxy are authorized to vote the shares represented by the proxy in accordance with their best judgement. The contents and sending of this Circular have been approved by the Board.

The Corporation annually files an Annual Information Form with the various provincial securities commissions and administrators across Canada and a copy of the Corporation's Annual Information Form dated February 28, 2002, its comparative financial statements for its year ended December 31, 2001, together with the auditors' report thereon, its subsequent interim financial statements and this Circular may be obtained from the Secretary of the Corporation upon request. Copies of the above and other disclosure documents of Aur may also be examined and/or obtained through the Internet by accessing Aur's website at www.aurresources.com or accessing the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

By order of the Board of Directors

James W. Gill
President and Chief Executive Officer

Toronto, Ontario
March 15, 2002

APPENDIX A

TD Securities

TD Securities Inc.
TD Tower
66 Wellington Street West, 8th Floor
Toronto, Ontario M5K 1A2

March 11, 2002

The Special Committee of the Board of Directors
Aur Resources Inc.
Suite 2501
1 Adelaide Street East
Toronto, Ontario
M5C 2V9

To the Special Committee of the Board of Directors:

TD Securities Inc. ("TD Securities") understands that Aur Resources Inc. ("Aur", the "Corporation", or the "Company") entered into an agreement on March 8, 2002 (the "Conversion Agreement") with the holders of all of the issued and outstanding Class B shares of the Corporation (the "Class B Shares"). Under the terms of the Conversion Agreement, each holder of Class B Shares will receive 0.65 (the "Exchange Ratio") of a common share of Aur ("Common Share") for each Class B Share held (the "Conversion"). We understand that the Conversion will be effected by way of an amendment to the articles of incorporation of Aur ("Articles of Amendment").

We understand that the Corporation's current issued and outstanding share capital consists of 90,754,449 Common Shares and 2,000,000 Class B Shares and that giving effect to the Conversion would result in the issue of an aggregate of 1,300,000 Common Shares to holders of the Class B Shares. This represents dilution of approximately 1.4% to the total Common Shares currently issued and outstanding.

We understand that all of the Class B Shares are held by James W. Gill ("Gill"), the Chief Executive Officer, President, and a director of the Corporation. We understand that the Class B Shares were issued upon the incorporation of Aur in 1981 to the two founders of the Corporation, namely Leo J. Thibodeau ("Thibodeau"), who is also currently a director of the Corporation, and Gill. We understand that Gill and Thibodeau entered into an agreement dated January 1, 1993 (the "January Agreement") pursuant to which Gill acquired complete control with respect to the voting and disposition of the Class B Shares. In the event of a third party or other offer for the Class B Shares, pursuant to the January Agreement, Gill agreed to permit Thibodeau to re-acquire his Class B Shares and realize any economic benefit accruing to such Class B Shares from such offer. We understand that should the Articles of Amendment be approved by Aur shareholders, pursuant to the January Agreement, Thibodeau will be entitled to reacquire up to 50% of the Class B Shares prior to their conversion into Common Shares and hence be entitled to receive up to 50% of the Common Shares issued pursuant to such Conversion.

We understand that, under the Canada Business Corporations Act (the "CBCA"), the Articles of Amendment must be approved, with or without variation, by a separate vote of the holders of the Common Shares and by a combined vote of the holders of Common Shares and the Class B Shares, in each case by at least two-thirds of the votes cast in person or by proxy at a meeting of such shareholders. We further understand that the Articles of Amendment are also subject to the approval of The Toronto Stock Exchange (the "TSE").

The terms and conditions of and other matters relating to the Articles of Amendment are more fully described in the notice of annual and special meeting of shareholders and management information circular (the "Circular") which is to be mailed to Aur shareholders in connection with the Conversion.

ENGAGEMENT

The Board of Directors of Aur (the "Board") established a special committee of independent directors (the "Special Committee") to, among other things, consider and make recommendations to the Board with respect to the Conversion.

The Special Committee retained TD Securities pursuant to an engagement agreement dated March 1, 2002 (the "Engagement Agreement"). TD Securities provided financial advice to the Special Committee in connection with the Conversion, including the preparation and delivery of an opinion (the "Fairness Opinion") as to the fairness of the Exchange Ratio, from a financial point of view, to the holders of Common Shares. The Fairness Opinion is being provided to the Special Committee under the terms of the Engagement Agreement.

As each of Gill and Thibodeau are directors and/or officers of the Corporation, the Conversion may constitute a "related party transaction", as defined by Ontario Securities Commission Rule and Companion Policy 61-501 and Policy Q-27 of the *Commission des valeurs mobilières du Québec* (individually or collectively as the context requires, the "Related Party Policies"). We understand that the Special Committee has been advised that the Conversion is not subject to the valuation or majority of the minority approval requirements of the Related Party Policies. Accordingly, TD Securities was not engaged to provide (and has not provided) a formal valuation or appraisal of Aur, its assets, liabilities, or securities and the Fairness Opinion should not be construed as such. TD Securities was similarly not engaged to review any legal, accounting or tax aspects of the Conversion. In preparing the Fairness Opinion, TD Securities considered the fairness of the Exchange Ratio from the perspective of holders of Common Shares generally and did not consider the specific circumstances of any particular holder.

The Engagement Agreement provides for TD Securities to receive a financial advisory fee for providing financial advice to the Special Committee and delivery of the Fairness Opinion, as well as reimbursement for all reasonable out-of-pocket expenses. Aur has agreed to indemnify TD Securities from and against certain costs and liabilities arising directly or indirectly out of the performance of professional services rendered to the Special Committee by TD Securities and its personnel under the Engagement Agreement or otherwise.

Credentials of TD Securities

TD Securities is a Canadian investment banking firm with operations in a broad range of activities, including corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment management and investment research. TD Securities has participated in a significant number of transactions involving public and private companies and has extensive experience in preparing fairness opinions.

The Fairness Opinion is the opinion of TD Securities and its form and content have been approved by a committee of senior investment banking professionals of TD Securities, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

Relationship with Interested Parties

Neither TD Securities, nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the *Securities Act* (Ontario) (the "Act")) of Aur, Gill, or Thibodeau or any of their respective associates or affiliates (collectively, the "Interested Parties"). Except as financial advisor to the Special Committee pursuant to the Engagement Agreement, neither TD Securities nor any of its affiliates has been engaged to provide financial advisory services to any of the Interested Parties with respect to the Conversion.

TD Securities has not, in the 24 month period preceding the date on which TD Securities was first contacted in respect of the Conversion, been engaged to provide financial advisory services or to act as lead or co-lead underwriter of securities of Aur or any other Interested Party.

Other than the Engagement Agreement, there are no understandings, agreements or commitments between TD Securities and Aur or any other Interested Party with respect to any future business dealings. TD Securities may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for, and TD Bank may provide banking services to, Aur or any other Interested Party.

TD Securities acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of Aur or any other Interested Party and, from time to time, may have executed or may execute transactions on behalf of such companies or other clients for which it may have received or may receive compensation. As an investment dealer, TD Securities conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Conversion, Aur or any other Interested Party.

Scope of Review

In connection with this Fairness Opinion, TD Securities has reviewed and relied upon (without attempting to verify independently the completeness or accuracy of) or carried out, among other things, the following:

1. the Conversion Agreement;
2. draft of the Circular;
3. draft, dated March 7, 2002, of the annual report of Aur for the fiscal year ended December 31, 2001;
4. memorandum to file from Peter McCarter, Vice-President and Secretary of Aur, regarding the Class B Shares dated March 1, 2002;
5. memorandum to TD Securities from the Special Committee dated February 22, 2002 concerning the potential conversion of the Class B Shares;

6. minutes of the meetings of the Board held during the fiscal years ended December 31, 1998 to 2001, and draft minutes of the meeting of the Board held February 13, 2002;
7. budgeted and projected consolidated financial statements for Aur for the fiscal year ending December 31, 2002, completed by senior management of Aur in October 2001;
8. articles of amalgamation of Aur, dated January 1, 1999, as they relate to the articles of incorporation of Aur under the CBCA;
9. the January Agreement;
10. internal records of issuance of share capital of Aur between September 14, 1981 (date of incorporation) and October 8, 1982;
11. prospectus regarding the initial public offering ("IPO") of 2,000,000 Common Shares of Aur, dated April 5, 1983;
12. short form prospectus regarding the public offering of 10,000,000 Common Shares of Aur, dated October 20, 2000;
13. annual reports and annual information forms of Aur for the consecutive fiscal years ended December 31, 1996 to 2000;
14. quarterly reports of Aur for the three-month periods ended March 31, June 30, September 30, and December 31 from 1997 to 2001;
15. notices of annual meetings of shareholders and management information circulars of Aur for the fiscal years ended December 31, 1996 to 2000;
16. press releases and other regulatory filings of Aur filed on SEDAR from December 31, 1996 to March 11, 2002;
17. other relevant public information regarding Aur, including various research publications prepared by equity research analysts regarding Aur;
18. certain additional information and discussions with senior management of Aur with respect to the information referred to herein and other issues deemed relevant;
19. relevant public information related to the business, operations, financial performance and share trading history of Aur and other selected public companies considered to be relevant and/or comparable;
20. relevant public information with respect to certain precedent transactions considered relevant and/or comparable to Aur regarding capital structure;
21. representations contained in a certificate dated as of the date hereof from senior officers of Aur; and
22. such other corporate, industry, and financial market information, investigations and analyses as TD Securities considered necessary or appropriate in the circumstances.

TD Securities has not, to the best of its knowledge, been denied access by Aur to any information requested by TD Securities.

General Assumptions and Limitations

With Aur's acknowledgment and agreement as provided for in the Engagement Agreement, TD Securities has relied upon the accuracy, completeness and fair representation of all data and other information obtained by us from public sources and that was provided to TD Securities by Aur and their respective personnel, advisors, or otherwise, including the certificate identified below (collectively, the "Information"). The Fairness Opinion is conditional upon such accuracy, completeness and fair representation. Subject to the exercise of professional judgment and except as expressly described herein, TD Securities has not attempted to verify independently the completeness, accuracy or fair representation of any of the Information.

With respect to the budgeted and projected consolidated financial statements provided to TD Securities and used in its analyses, TD Securities notes that projecting future results of any company is inherently subject to uncertainty. TD Securities has assumed, however, that such budgeted and projected consolidated financial statements were prepared using the assumptions identified therein which, in the opinion of Aur, are (or were at the time of preparation) reasonable in the circumstances.

Senior officers of Aur have represented to TD Securities in a certificate delivered as of March 11, 2002, among other things, that (i) Aur has no information or knowledge of any facts public or otherwise not specifically provided to TD Securities relating to Aur which would reasonably be expected to affect materially the Fairness Opinion; (ii) with the exception of forecasts, projections or estimates referred to in subparagraph (iv) below, Aur's data and information as filed on SEDAR and the information and data provided to TD Securities by or on behalf of Aur in respect of Aur and its subsidiaries in connection with the Conversion is or, in the case of historical information and data, was, at the date of preparation, true and accurate in all material respects and no additional material, data or information would be required to make the information and data provided to TD Securities not misleading in the light of circumstances in which it was prepared; (iii) to the extent that any of the information and data identified in subparagraph (ii) above is historical, there have been no

changes in any material facts or new material facts since the respective dates thereof which have not been disclosed to TD Securities or updated by more current information and data not provided to TD Securities by Aur; (iv) any portions of the information and data provided to TD Securities (or filed on SEDAR) which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of Aur, are (or were at the time of preparation) reasonable in the circumstances; (v) there have been no valuations or appraisals of Aur or any material property of Aur or any of its subsidiaries made in the preceding 24 months and in the possession or control of Aur (other than a report of a market or financial analyst that: has been prepared by or for and at the expense of a person or company other than Aur, an interested party, or an associate or affiliated entity of Aur or an interested party; and is generally available to clients of the analyst); (vi) there have been no offers for or transactions involving any material property or assets owned by, or the securities of Aur or any of its subsidiaries during the preceding 24 months which have not been disclosed to TD Securities; (vii) Aur has complied in all material respects with the Engagement Agreement; (viii) to the best of its knowledge, information and belief after due inquiry, there is no plan or proposal for any material change (as defined in the Securities Act (Ontario)) in the assets, liabilities, prospects, business affairs or condition (financial or otherwise) of Aur or any of its subsidiaries which have not been disclosed to TD Securities; and (ix) the Company has no knowledge of any material non-public information concerning Aur, its securities or its subsidiaries or affiliates or their respective assets, liabilities, prospects, business affairs or condition (financial or otherwise) that has not been generally disclosed.

In preparing the Fairness Opinion, TD Securities has made several assumptions, including that all conditions precedent to the Conversion becoming effective can be satisfied in due course, that all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse condition or qualification, the procedures being followed to implement the Conversion are valid and effective, the Circular will be distributed to the shareholders of Aur in accordance with the applicable laws, and the disclosure in the Circular will be accurate in all material respects and will comply, in all material respects, with the requirements of all applicable laws. In its analysis in connection with the preparation of the Fairness Opinion, TD Securities made several assumptions with respect to general business and economic conditions and other matters, many of which are beyond the control of TD Securities or Aur.

This Fairness Opinion is provided solely for the use of the Special Committee and is not intended to be, and does not constitute, a recommendation as to how any holder of Common Shares should vote with respect to the Conversion or the Articles of Amendment. The Fairness Opinion may not be used by any other person or relied upon by any other person other than the Special Committee without the express written consent of TD Securities. The Fairness Opinion may not be published, reproduced, disseminated, quoted from or referred to without the express written consent of TD Securities, save as hereinafter provided. Subject to the terms of the Engagement Agreement, TD Securities consents to the inclusion of the Fairness Opinion in the Circular to be sent to holders of Common Shares in connection with the Conversion, with a summary thereof, in a form acceptable to TD Securities, and to the filing thereof with the applicable Canadian securities regulatory authorities.

The Fairness Opinion is given as of March 11, 2002 on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of Aur as they were reflected in the Information provided to TD Securities. Any changes therein may affect the Fairness Opinion and, although TD Securities reserves the right to change or withdraw the Fairness Opinion in such event, it disclaims any undertaking or obligation to advise any person of any such change that may come to our attention, or update the Fairness Opinion after such date.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. TD Securities believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Fairness Opinion. TD Securities is not opining as to the market value or the prices at which any of the securities of Aur may trade at any time.

CONCLUSION

Based upon and subject to the foregoing, TD Securities is of the opinion that, as of March 11, 2002, the Exchange Ratio is fair, from a financial point of view, to the holders of Common Shares.

Yours very truly,

TD Securities Inc.

TD SECURITIES INC.

Aur Resources Inc.

PROXY, Solicited by Management for the Annual and Special Meeting of Shareholders to be held on Thursday, April 25, 2002

The undersigned shareholder of Aur Resources Inc. (the "Corporation") hereby appoints James W. Gill, President, or failing him, Howard R. Stockford, Executive Vice-President, or failing him, Peter McCarter, Secretary, or instead of any of the foregoing,

....,

as proxy for the undersigned with power of substitution, to attend, vote and act for the undersigned at the Annual and Special Meeting of shareholders of the Corporation to be held on Thursday, April 25, 2002, and at any adjournments thereof and, without limiting the general authorization and power hereby given, hereby directs that the shares of the Corporation registered in the name of the undersigned be:

(a) VOTED ☐ or WITHHELD FROM VOTING ☐ in the election of directors;

(b) VOTED ☐ or WITHHELD FROM VOTING ☐ in the appointment of auditors and the authorization of the directors to fix the remuneration of the auditors;

(c) VOTED FOR ☐ or AGAINST ☐ approval of the special resolution authorizing an amendment to the Corporation's articles to change the Class B shares of the Corporation into common shares of the Corporation; and

(d) Voted, in the discretion of the proxy, on amendments or variations to matters identified in the Notice of Meeting and on such other matters as may properly come before the meeting.

The shares represented by this proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. If no specification is made in items (a) and/or (b) above, the shares represented by this proxy will be voted. If no specification is made in item (c) above, the shares represented by this proxy will be voted for approval of the matter addressed therein.

The undersigned hereby revokes any proxies previously given.

DATED this .... day of ...., 2002

....
Signature of Shareholder

NOTES:

1. EACH SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT FOR HIM AT THE MEETING OTHER THAN THE PERSONS SPECIFIED ABOVE. Such right may be exercised by striking out the names of the 3 specified persons and by inserting in the blank space provided the name of the person to be appointed, who need not be a shareholder of the Corporation.
2. If the form of proxy is not dated, it will be deemed to bear the date on which it is mailed to the shareholder.

AUR RESOURCES INC.

ANNUAL INFORMATION FORM

March 15, 2002

TABLE OF CONTENTS

Disclosure Regarding Forward-Looking Statements

Certain of the statements that are not historical facts contained in this Annual Information Form ("AIF") (and the other disclosure documentation of Aur Resources Inc. ("Aur") such as its annual and quarterly reporting to shareholders) are forward-looking statements that involve risks and uncertainties that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such forward-looking statements include, among other things, statements regarding targets, estimates and/or assumptions in respect of copper production and/or copper prices, cash operating costs and capital expenditures, increases and decreases in production, reserves and/or resources and in anticipated grades and recovery rates and are or may be based on assumptions and/or estimates related to future economic, market and other conditions. Factors that could cause actual results, developments or events to differ materially from those anticipated include, among others, the factors described or referred to under "Business of the Company - Risk Factors and Governmental Regulation" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" herein and include unanticipated and/or unusual events. Many of such factors are beyond Aur's ability to control or predict.

Actual results may differ materially from those anticipated. Readers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Aur disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise.

National Instrument 43-101 – Standards of Disclosure for Mineral Projects

National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("43-101") issued by the Canadian Securities Administrators requires, among other things, that issuers ensure that all written disclosure of a scientific or technical nature, other than a news release, concerning a mineral project on a property material to the issuer identifies and discloses the relationship to the issuer of the qualified person who prepared or supervised the preparation of the technical report or other information that forms the basis for the written disclosure. A "qualified person" for purposes of 43-101 means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation and/or mineral project assessment, has experience relevant to the subject matter of the disclosure and is a member in good standing of a professional association.

Exchange Rates Table and Data

Dollar amounts set forth in this AIF are, except as indicated, stated in United States dollars. The following table sets forth for each period indicated the period-end exchange rates, the average exchange rates and the high and low exchange rates for Canadian dollars. These rates are the noon buying rates in New York City for the purchase of one United States dollar with Canadian dollars.

	Year ended December 31,		
	2001	2000	1999
Year end	1.5924	1.4995	1.4433
Average	1.5489	1.4854	1.4857
High	1.6021	1.5593	1.5298
Low	1.4936	1.4341	1.4433

On February 28, 2002, the noon buying rate was US$1.00/Cdn.$1.6047.

THE COMPANY

Aur is a Canadian company active in the acquisition, exploration, development and mining of mineral properties. Its principal assets consist of its 76.5% shareholding interest in the Quebrada Blanca copper mine in Chile acquired in November, 2000, its 63% shareholding interest in the Andacollo copper mine in Chile, its 30% interest in the Louvicourt copper-zinc-silver-gold mine in Québec and its portfolio of development and/or exploration properties located principally in Newfoundland, northwestern Québec, central Manitoba and Saskatchewan and Chile.

Aur was incorporated under the Canada Business Corporations Act (the "CBCA") by articles of incorporation on September 14, 1981. By articles of amendment dated March 28, 1983, June 17, 1985, April 21, 1990 and April 24, 1991, the articles of Aur were amended to, among other things, create Aur's current capitalization. In 1985, Aur merged with Brominco Inc., then a 57% owned subsidiary of Aur. On January 1, 1997, Aur merged with 46.2% owned Canada Tungsten Inc. pursuant to a plan of arrangement carried out under the CBCA.

The following chart describes the intercorporate relationships amongst Aur and its material subsidiaries as of December 31, 2001, including the percentage of voting securities of the subsidiary owned by Aur and the jurisdiction of the subsidiary:


AUR RESOURCES INC.
Canada
↓ 100%
↓ 100%
↓100%
CANADA TUNGSTEN (CAYMAN) INC.
Cayman Islands
AUR (BARBADOS) INC.
Barbados
AURCAY HOLDINGS INC.
Cayman Islands
↓ 100%
AUR QB INC.
Cayman Islands
↓ 100%
AUR (BERMUDA) LTD.
Bermuda
↓ 29.25%
0.002% ↓
99.998% ↓
↓ 4.52%
47.25% ↓
MINERA CANADA TUNGSTEN CHILE LIMITADA
Chile
58.48%→
COMPANIA MINERA CARMEN DE ANDACOLLO
Chile
COMPANIA MINERA QUEBRADA BLANCA S.A.
Chile

Unless the context otherwise requires, references herein to "Aur" may include, collectively or individually, one or more of the direct or indirect subsidiaries of Aur.

Aur's executive and registered office is located at Suite 2501, 1 Adelaide Street East, Toronto, Ontario, M5C 2V9 (telephone: (416) 362-2614; fax: (416) 367-0427; e-mail: info@aurresources.com; website: www.aurresources.com).

As at December 31, 2001, Aur's staff consisted of approximately 1,200 people.

BUSINESS OF THE COMPANY

Louvicourt Mine

Ownership Interests

The operation of the Louvicourt mine is governed by a joint venture agreement between Aur, Teck Cominco Limited (together with its subsidiaries, "Teck") and Novicourt Inc. ("Novicourt"), a subsidiary of Noranda Inc. ("Noranda"). Aur holds a 30% interest in the joint venture, with Teck and Novicourt holding 25% and 45% interests therein, respectively. Aur is the operator of the joint venture.

Property Interests and Location

The Louvicourt property consists of an 1,800 metre by 1,900 metre area (845 acres) held under various mining leases and mining claims, including a surface lease covering a tailings disposal facility.

The property is located in Louvicourt Township approximately 24 km east of the city of Val d'Or, Québec and is accessed by road off Provincial Highway #117. A 3 km railway spur line connects the operation to the CN railway for the loading and unloading of supplies and the shipment of copper and zinc concentrates.

Geology

The Louvicourt deposit, which was discovered by Aur in 1989, lies within a 1.5 kilometre wide unit of felsic volcanic rocks of the Val d'Or Formation that host numerous copper-zinc massive sulphide occurrences. The property includes the Louvicourt copper-zinc-silver-gold deposit, the up and down dip projection of such deposit and an area along strike both to the east and west of the deposit.

The Louvicourt deposit has a strike length of approximately 350 metres, a dip of 68°-85° and is comprised of a number of folded sulphide zones. These zones have individual thicknesses ranging from 3.0 to 90 metres. It is believed that the sulphide zones represent sulphides deposited on one or two stratigraphic horizons which have subsequently been folded to yield a series of semi-massive to massive sulphide zones accompanied by zones of stringer chalcopyrite and/or disseminated chalcopyrite and pyrite mineralization. The massive sulphide zones consist primarily of pyrite, chalcopyrite and sphalerite with variable amounts of non-sulphide material.

Mineral Reserves and Mineral Resources

The following table presents the mineral reserves and resources at the Louvicourt mine as estimated by Aur as at December 31, 2001:

Mineral Reserves

	t (000's)	Cu (%)	Zn (%)	Ag (g/t)	Au (g/t)
Proven	3,969	3.09	1.91	27.8	0.86
Probable	102	1.88	3.18	36.0	0.55
Total Reserves	4,071	3.06	1.94	28.0	0.85

Mineral Resources (including Reserves)

	t (000's)	Cu (%)	Zn (%)	Ag (g/t)	Au (g/t)
Measured	5.851	3.55	1.99	28.3	0.89
Indicated	547	2.66	2.74	34.2	0.86
Total Resources	6,398	3.48	2.05	28.8	0.89
Inferred	415	1.72	2.86	38.6	0.73

Notes:

"t (000's)" means thousands of tonnes; "g/t" means grams per tonne; "Cu" means copper; "Zn" means zinc; "Ag" means silver; "Au" means gold.

The Louvicourt reserve and resource estimates have been prepared and classified in accordance with the standards established under 43-101. The qualified persons responsible for direct supervision of the estimates are Bernard Salmon, Eng., Chief Geologist, Louvicourt Mine, as to the resource estimate and Denis Fleury, Eng., Chief Engineer, Louvicourt Mine, as to the reserve estimate. The proven and probable reserves represent those parts of the measured and indicated resources, respectively, that are economically viable after allowing for waste rock dilution, for extraction losses and for historic mine-mill grade adjustment factors. It is unlikely that a material portion of the measured and indicated resources that are not currently classified as reserves can be upgraded to reserves.

The reserve calculations incorporate a copper price of $0.95/lb. ($0.90/lb. for material scheduled to be mined in 2002), a zinc price of $0.50/lb. ($0.45 for material scheduled to be mined in 2002), a silver price of $5.00/oz., a gold price of $275/oz., an exchange rate of US$1.00/Cdn$1.47 (US$1.00/Cdn$1.51 for material scheduled to be mined in 2002) and a net smelter return cut-off of Cdn. $38.00 per tonne.

The resources are stated at a 2% copper equivalent ("CuEq") cut-off grade. The CuEq grades applied to by-product metals are: 0.3%CuEq for 1% Zn, 0.01%CuEq for 1g/t Ag and 0.4%CuEq for 1g/t Au. The resource classification is based on block model sample density measured by the number of sample points within a 35 metre spherical radius of a block center. Measured, indicated and inferred resources are composed of blocks with sample densities of 40 or more samples, 20-39 samples and 1-19 samples, respectively.

Resources that do not qualify as reserves do not have demonstrated economic viability.

Mineralogy

The Louvicourt deposit consists of massive, stringer and disseminated sulphides of copper (chalcopyrite), zinc (sphalerite) and iron (pyrite) with associated economically significant gold and silver mineralization.

The copper and zinc sulphides are relatively coarse grained and can be readily concentrated to saleable concentrates using standard flotation circuits. The gold and silver report to the copper concentrates and provide significant precious metal revenues to the mine after smelting. The concentrates have no impurities which currently cause smelter penalties to be incurred.

Underground and Surface Facilities

Access to the deposit is provided via a circular concrete lined shaft sunk to a depth of 945 metres in the footwall of the deposit. Lateral development is generally 4.9 metres wide and 4.3 metres high. An internal ramp connects all underground levels between the 475 and 860 metre levels. A twin ore pass system gravity-feeds ore into a primary crusher located on the 900 metre level which feeds to a 3,500 tonne storage bin for hoisting to surface. Mine equipment is trackless, utilizing diesel and electric power. Paste backfill is utilized to provide ground support and to reduce the volume of tailings required to be stored in the surface tailings facility.

Mining and milling operations are currently conducted on a 7 days-per-week basis.

Surface facilities at the Louvicourt minesite principally consist of a concentrator to produce concentrate for smelting and refining, a headframe and hoisthouse, an automated ventilation fan, a paste backfill plant, office and dry facilities, maintenance shops and a warehouse. Additional surface facilities include maintenance shops, a security gatehouse, a fuel storage facility and a natural gas receiving facility.

The concentrator is a standard differential flotation mill comprised of a grinding section, with a semi-autogenous (SAG) mill, and a flotation section with copper and zinc circuits. The concentrates are stockpiled in a storage shed prior to loading onto rail cars for shipment to a smelter.

Approximately 50% of the tailings are pumped to a submerged tailings pond which inhibits oxidation of the contained sulphides, and hence acid generation, by reducing the oxygen supply. The tailings pond site is located 8 km northwest of the concentrator. The balance of the tailings is placed underground as backfill.

The Louvicourt mine operates in accordance with current Canadian and U.S. standards and practice for environmental protection and meets or exceeds current environmental requirements in Québec. All operating permits required for the mine under applicable environmental and other laws and regulations have been obtained and are in good standing.

Fresh water is supplied by wells drilled into an esker adjacent to the minesite. Water requirements for the concentrator are largely supplied by recirculation of water pumped from underground and mill effluent so that the concentrator is operated to the extent possible with recycled water. Electrical power is supplied from the nearby Hydro Québec power grid.

Approximately 300 persons are employed at the site. The employees are not unionized.

Mine Plan and Concentrate Production

Commercial production was attained at the Louvicourt mine during January, 1995, with the production rate of 4,000 tonnes per day being achieved during June, 1995. During the period 1996-2001, the production rate was 4,300 tonnes per day and, in 2002, is expected to be 4,100 tonnes per day. As at December 31, 2001, the Louvicourt mine had produced approximately 11.1 million tonnes of ore at an average grade of 3.6% copper, 1.5% zinc, 26.1 g/tonne silver and 0.96 g/tonne gold.

The current proven and probable reserves at the Louvicourt mine can support approximately 3.4 years of production at the mining rate of 4,100 tonnes per day during 2002 and approximately 3,000 tonnes per day thereafter, with milling expected to continue on a 7 days a week basis during 2002, possibly reducing to 5 days a week thereafter, depending on mining conditions.

Approximately 1.6 million tonnes of ore was mined and milled during 2001. The average head grade was 3.40% copper, 1.38% zinc, 25.2 g/tonne silver and 0.91 g/tonne gold, with a copper recovery of 96.9% to a 28.2% copper concentrate and a zinc recovery of 82.3% to a 55.5% zinc concentrate. Gold recovery was 72.2% and silver recovery 69.5%. Concentrate production during 2001 was 183,857 tonnes of copper concentrate and 32,232 tonnes of zinc concentrate.

A total of 1.5 million tonnes of ore is scheduled to be milled in 2002. The average head grade of ore to be mined and milled is expected to be approximately 3.06% copper, 1.94% zinc, 29.4 g/tonne silver and 0.98 g/tonne gold, with a copper recovery of 96.2% to a 28.5% copper concentrate and a zinc recovery of 82.6% to a 56.4% zinc concentrate. The 2002 plan estimates a gold recovery of 71.0% and a silver recovery of 66.5%. Concentrate production in 2002 is expected to be 154,574 tonnes of copper concentrate and 42,518 tonnes of zinc concentrate.

Concentrate Sales Agreements

Aur's share of the copper concentrates produced from the Louvicourt mine is currently sold to a subsidiary of Noranda, Noranda Metallurgy Inc. and shipped by rail and smelted at its smelter in Rouyn, Québec. The prices paid for the payable copper, gold and silver contained in such concentrates are based on London Metal Exchange ("LME") and London Bullion Market Association quotations. Treatment and refining charges are adjusted annually.

Aur's share of the zinc concentrates is currently sold to a Noranda subsidiary, Canadian Electrolytic Zinc Limited, and shipped by rail to and smelted at its smelter in Valleyfield, Québec. The price paid for the payable zinc contained in such concentrates is based on LME quotations. Treatment and refining charges are adjusted annually.

Operating Costs and Capital Expenditures

The mine site cash operating cost at the Louvicourt mine during 2001 was $25.99 per tonne of ore milled while total cash operating costs (including smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing and net of by-product credits) were $0.46/lb. of copper sold. In 2002, the average mine site cash operating cost is expected to be $27.65 per tonne of ore milled while total cash operating costs are expected to be $0.49/lb. of copper sold.

Capital expenditures for 2001 were $1.2 million. Capital expenditures for 2002 are expected to be $0.1 million.

Quebrada Blanca Mine

The QB Acquisition

On November 22, 2000, Aur completed the purchase from Teck of its 76.5% shareholding in Compañía Minera Quebrada Blanca S.A. ("QB"), a Chilean private company, together with certain project debt, subordinated debt and guarantee fees owed by QB to Teck (the "QB Acquisition"). QB owns a 100% interest in the Quebrada Blanca copper mine (the "QB mine") located in northern Chile.

In conjunction with the QB Acquisition, Aur completed and drew down a $170 million bank credit facility (the "Facility") and used such funds to partially finance the purchase price paid payable to Teck on the QB Acquisition. See "The Facility".

The aggregate purchase price payable to Teck by Aur for the 17,825 Series A shares of QB and the QB senior project debt of $56.5 million, subordinated debt of $72 million and $17.5 million of guarantee fees owed by QB to Teck acquired by Aur pursuant to the QB Acquisition was an aggregate of $216.1 million. Of the foregoing $216.1 million payable to Teck, $180.6 million was paid on November 22, 2000 and a further $0.5 million was paid on February 20, 2001. The amount of $35 million remains payable to Teck on December 31, 2003 and carries interest at 6% per annum until December 31, 2002 and thereafter at a rate of interest equal to that paid by Aur on the Facility. The said deferred payment is payable in cash or common shares of Aur at Aur's election (unless prepaid, in which case such prepaid amount is only payable in cash) and, if paid in shares, the shares issued are to be valued for such purpose at a price equal to 90% of the lower of (i) the daily weighted average trading price of such shares for the 20 trading days ended December 19, 2003 and (ii) the weighted average trading price of such shares on December 19, 2003. As well, Teck is entitled to receive a further contingent payment of up to $40 million during the period 2002-2012. The foregoing contingent payment is only payable to a maximum of $10 million in any year (or, after 2006 or in certain other circumstances, $2.5 million in any calendar quarter) during the period 2002-2012, inclusive, and only in respect of such year (or, after 2006 or in certain other circumstances, calendar quarter thereof) in which copper prices equal or exceed a specified inflation indexed price for the relevant period, which price, as at December 31, 2001, was $1.15 per pound. The $56.5 million of QB senior project debt acquired by Aur from Teck comprised part of the aggregate $125.6 million balance of QB senior project debt then owing by QB, which debt was originally incurred to partially finance the development of the QB mine. The remaining $69.1 million of QB senior project debt then owed by QB to certain third party lenders was also acquired by Aur as part of the QB Acquisition, with the result that Aur is now the senior project lender to QB. The $72 million of QB subordinated debt acquired by Aur from Teck, which is non-interest bearing, reflects advances previously made by Teck to partially fund the development of the QB mine, while the guarantee fees owed by QB arose from guarantees, since released, by Teck of the aforesaid senior project debt. Aur has also assumed responsibility for the $8.55 million balance payable by Teck to Empresa Nacional de Minería ("ENAMI"), a Chilean government entity, in connection with the original acquisition of the Quebrada Blanca property by QB from ENAMI, of which $1.8 million was paid on June 30, 2001 and $6.75 million remains payable in installments of $2.25 million on June 30 in each of 2002, 2003 and 2004.

As well, in connection with the QB Acquisition, Aur issued Teck an aggregate of 5 million common shares of Aur for aggregate subscription proceeds of Cdn$12.45 million, being Cdn$2.49 per share.

Ownership Interests

Aur owns 17,825 or 90% of the Series A shares of QB, Inversiones Mineras S.A. ("Pudahuel"), a Chilean private company, owns 1,980 or 10% of the Series A shares and 1,165 or 100% of the Series C shares of QB and ENAMI holds 2,330 or 100% of the Series B shares of QB. The owners of the Series A shares of QB were responsible for providing, on a pro rata basis, 100% of the capital required to develop and bring the QB mine into commercial production and remain responsible for providing any further capital required in connection with ongoing mine operations, including any capital expenditures. The Series B shares of QB are voting, carry dividends equal in value per share to those payable on the Series A shares and are always to be equal in number to 10% of the aggregate number of Series A, Series B and Series C shares of QB outstanding from time to time, without being required to contribute any further capital. The Series C shares of QB are voting, carry dividends equal in value per share to those payable on the Series A shares and are always to be equal in number to 5% of the aggregate number of Series A, Series B and Series C shares of QB outstanding from time to time, without being required to contribute any further capital. Pursuant to a shareholders' agreement amongst the Series A, B and C shareholders (the "QB Shareholders Agreement"), at least 30% of the net profits of QB in each year must be distributed as dividends once QB has repaid the existing senior project debt that it currently owes to Aur. Subject to the foregoing, as it is currently intended that all debt, including subordinated debt and other obligations of QB will be repaid prior to the payment of dividends, the Series B and Series C shares in essence provide the holders thereof with, respectively, the equivalent of a 10% and a 5% net profits interest in the QB mine. ENAMI is also entitled to receive, under the by-laws of QB, a per pound price participation in copper sales from the QB mine equal to 10% of the amount by which the average realized sales price per pound for copper sold by the mine in any calendar year exceeds a specified inflation indexed price for such year, which price, as at December 31, 2001, was $1.33/lb.

Pursuant to the QB Shareholders Agreement, Aur is entitled to appoint four members to QB's board of directors, with Pudahuel being entitled to appoint one such member and ENAMI being entitled to appoint two such members.

The Facility

In conjunction with the QB Acquisition, Aur completed and drewdown the Facility on November 22, 2000 from a syndicate of banks (collectively, the "Lenders") and used such funds to partially finance the QB Acquisition.

The Facility was advanced to Aur in two tranches, the first tranche (Tranche "A") being in the amount of $160 million and the second tranche (Tranche "B") being in the amount of $10 million. During 2001, principal repayments aggregating $12,657,825 were made on Tranche A and $1,392,609 on Tranche B. Accordingly, as at December 31, 2001, $147,342,175 remains payable on Tranche A and $8,607,391 remains payable on Tranche B.

The remaining balance of Tranche A is repayable in 11 semi-annual installments commencing June 30, 2002 and ending June 30, 2007. The semi-annual installment payments vary in amount and range from $12.2 million to $16.5 million

during 2002-2007. Tranche B has no scheduled repayments and is repayable from excess cash flow (as defined) generated by Aur's mining operations, with a final maturity date of June 30, 2007. In addition to the Tranche A scheduled principal repayments, between 40% and 100% of Aur's excess cash flow, as defined under the Facility, is required to be utilized to repay a portion of Tranche A and Tranche B, with the relevant percentage thereof required to be so utilized to be determined by the debt service coverage ratio as at the relevant payment date. Of excess cash flow required to be utilized for such repayments, 75% thereof is required to be utilized to repay Tranche A and 25% thereof is required to be utilized to repay Tranche B. Further, should the debt service coverage ratio as defined under the Facility not meet or exceed a specified level at any time during the term of the Facility, 100% of Aur's excess cash flow must be applied to repay the Facility during such time. (For purposes of the Facility, the debt service coverage ratio as at each relevant calculation date is the ratio of the net cash flow distributed to it from its mining operations during the relevant calculation period to the relevant debt service requirements under the Facility.) Failure at any time during the term of the Facility for the debt service coverage ratio to be at least a specified level or for Aur to maintain a minimum cash level of $20 million (declining to $15 million depending on the completion of certain capital expenditure programs and the meeting of certain production and cost parameters by June 30, 2003) will also constitute a default under the Facility.

Borrowings under the Facility are denominated in United States currency. The applicable rates of interest are floating and vary depending on the manner of advance selected. Interest rates under Tranche A vary from LIBOR plus 2.0% to LIBOR plus 3.0% based on the debt service coverage ratio and the term to maturity of the Facility. Interest rates under Tranche B vary from LIBOR plus 3.125% to LIBOR plus 4.375% based on the debt service coverage ratio and the term to maturity of the Facility.

The Facility is secured by a first charge on all of Aur's material property and assets. The Facility also provides for customary events of default, including a change of control of Aur and/or any third party mergers without the Lenders' consent; however, there are no restrictions on Aur paying dividends or making other distributions to shareholders so long as the Facility is in good standing. Aur also has the right to prepay the Facility at any time.

Property Interests and Location

QB owns the exploitation and/or exploration rights over an area of approximately 80 square km in the immediate area of the Quebrada Blanca deposit pursuant to various mining concessions and other rights. In addition, QB owns surface rights covering the mine-site and other areas aggregating approximately 3,150 hectares as well as certain other exploration rights in the surrounding area.

The QB mine is located in northern Chile approximately 170 km southeast of the port city of Iquique and 1,500 km north of the city of Santiago, the capital of Chile. Access to the mine-site is via a combination of paved roads from Iquique, including the Pan American highway, and unpaved roads. There is also a 2,700 metre long airstrip which serves the QB mine.

The property is in the high Andean plateau or altiplano at an altitude of between 4,150 metres and 4,400 metres. The Quebrada Blanca property is characterized by rounded hills cut by steep sided erosional gulleys. The climate is arid or semi-arid with rain and snow precipitation totalling 150 mm to 200 mm per year.

Temperatures typically range from minus 5ºC to 8ºC in the winter and from 0ºC to 15ºC in the summer.

Geology

The QB orebody is a porphyry copper deposit located in a 30-40 km wide belt of volcanic and sedimentary rocks which contains a number of the world's largest copper mines including Collahuasi (10 km to the east) and Chuquicamata (190 km to the south). All of these deposits are spatially related to a major north-south fault, the West Fissure Fault, or to splays off this fault.

The QB orebody occurs within a 2 km x 5 km quartz monzonite intrusive stock. Supergene enrichment processes have dissolved and redeposited the primary (hypogene) chalcopyrite as a blanket of supergene copper sulphides, the most important being chalcocite and covellite, with lesser copper oxides/silicates such as chrysocolla in the oxide zone. The supergene mineralization averages 80 metres in thickness and is, for the most part, overlain by a 100 metre thick, low grade or waste leached cap and unmineralized rock and gravels. Irregular transition zones, with (locally) faulted contacts separate the higher and lower grade supergene/dump leach ores from the leached cap and hypogene zones.

Mineral Reserves and Resources

The following table presents mineral reserves and resources at the QB mine as estimated by QB for 100% of the heap leach, dump leach and oxide leach categories as at December 31, 2001:

Mineral Reserves

	Heap Leach		Dump Leach		Oxide Leach		Total	
Category	t (000's)	TCu%	t (000's)	TCu%	t (000's)	TCu%	t (000's)	TCu%
Proven	23,894	1.19	30,509	0.62	6,251	0.58	60,654	0.84
Probable	34,448	1.15	41,429	0.59	4,482	0.56	80,359	0.83
Total Reserves	58,342	1.17	71,938	0.60	10,733	0.57	141,013	0.83

Mineral Resources (including Mineral Reserves)

	Heap Leach		Dump Leach		Oxide Leach		Total	
Category	t (000's)	TCu%	t (000's)	TCu%	t (000's)	TCu%	t (000's)	TCu%
Measured	24,487	1.19	38,178	0.60	6,914	0.57	69,579	0.80
Indicated	40,652	1.13	92,211	0.54	6,831	0.50	139,694	0.71
Total Resources	65,139	1.15	130,389	0.55	13,745	0.53	209,273	0.74
Inferred	20,013	0.98	87,577	0.48	6,566	0.50	114,156	0.57

Notes:

"t (000's)" means thousands of tonnes; "TCu%" is the percent assayed total copper grade; "m" means metres.

The QB mineral reserve and resource estimates have been prepared and classified in accordance with the standards established under 43-101. The qualified persons responsible for the mineral resource and reserve estimates, respectively, are Neil Barr, P.Geo., Chief Mine Geologist, QB Mine and David J. Libby, P.Eng. Vice-President, Mining Operations, Aur South America Division. The proven and probable reserves comprise those portions of the measured and indicated resources, respectively, that are contained within the currently planned final pit outline which was

derived from the QB2001-N3 resource block model and adjusted for the pit topography at December 31, 2001. Proven reserves and measured resources include broken stockpiles totalling 20.7 million tonnes grading 0.60 TCu%, with the remainder being in situ.

The mineral reserves and resources were estimated using a copper price of $0.95/lb. and cut-off grades of 0.765 SCu% for pit phases II and III and 0.647 SCu% for the remaining phases for heap leach mineralization, 0.125 SCu% for dump leach mineralization and 0.161 SCu% for oxide leach mineralization where SCu% represents the % soluble copper which is the sum of the acid soluble and cyanide soluble assays. These cut-off grades, which represent interim changes compared to the cut-off grades used in the December 2000 resource and reserve estimate, are currently under review and it is expected that a new soluble copper resource block model, which will incorporate recently completed in-fill drilling results, will lead to a new mineral reserve estimate being available by mid-2002.

The mineral resource categories are based on a drilling density of 50 x 50 x 70 m for the measured mineral resources, 70 x 70 x 100 m for the indicated mineral resources and 100 x 100 x 141 m for the inferred resources.

Resources that do not qualify as reserves do not have demonstrated economic viability.

The primary (hypogene) deposit which underlies the supergene mineralization is essentially unexplored. The limited drilling completed to date has intersected significant hypogene copper mineralization and, accordingly, potential exists to outline hypogene resources and/or reserves at QB.

Mining and Processing

Production commenced in August 1994 and, as of December 31, 2001, the QB mine had produced 475,091 tonnes of cathode copper from 45.6 million tonnes of ore mined and stacked at an average grade of 1.55% total copper. Taking into account the existing heap inventory, recoveries from the heap leach operation have averaged approximately 77% of the total copper delivered to the pads and these rates are expected to continue.

During 2001, 7.5 million tonnes of heap leach ore at a grade of 1.47% total copper or 1.34% soluble copper were mined, crushed and stacked on the leach pads, 5.1 million tonnes of dump leach and oxide ore at an estimated grade of 0.58% total copper were stockpiled and a total of 17.8 million tonnes of waste were also mined, yielding a strip ratio of 1.4:1. During 2002, 7.7 million tonnes of heap leach ore at a grade of 1.37% total copper or 1.23% soluble copper is scheduled to be mined, crushed and stacked on the leach pads, 5.3 million tonnes of dump leach and oxide ore averaging 0.64% total copper is to be stockpiled and 19.9 million tonnes of waste is also to be mined, yielding a strip ratio of 1.53:1.

The current QB life of mine plan involves the open-pit mining of approximately 20,000 tonnes per day ("tpd") (7.3 million tonnes per year) of supergene mineral reserves amenable to heap leaching, up to 25,000 tpd of dump leach and oxide mineral reserves and up to 55,000 tpd of waste. The current proven and probable reserves at the QB mine are sufficient to sustain production under the current mine plan for at least 11 years.

The QB processing facilities produce cathode copper by utilizing crushing, agglomerating, stacking, heap leaching, solvent extraction and electrowinning (SX-EW) processes.

Mining on 15 metre benches is carried out using standard drilling and blasting techniques, mucking with three 27 cu. yd. shovels and one front end loader and hauling the ore and waste with a fleet of eight 157 tonne trucks. Heap leach ore is delivered to a 3 stage crushing facility located close to the open-pit, crushed, screened

and conveyed to a rotary agglomeration facility where it is pre-treated with hot water and sulphuric acid before being stacked 8 metres high utilizing a grasshopper stacking system on 2 dynamic (load-unload) leach pads which were developed in 2000 to replace the existing multiple lift pad system. Sulphuric acid is applied to the ore using drippers to dissolve the copper with the assistance of bacteria and air. The leaching process recovers approximately 81-85% of the soluble copper in approximately 400 days. The dynamic leach pad arrangement is sufficient in size to allow for up to 450 days of leaching time before spent ore is removed.

Copper-bearing solutions are collected from the leach pads and piped to the solvent extraction and electrowinning (SX-EW) plant. The solvent extraction consists of three parallel circuits with each circuit comprised of two extraction stages and one stripping stage to concentrate the copper sulphate solutions for supply to the electrowinning plant. Cathode copper is produced by the electrowinning of the copper in solution, utilizing electrolysis to deposit the copper onto stainless steel cathodes. The SX-EW plant has a design capacity of 6,250 tonnes of cathode copper per month. The cathode copper produced is trucked to Iquique for shipment to purchasers.

The QB mine operates in accordance with current Canadian and U.S. standards and practice for environmental protection and meets or exceeds current environmental requirements in Chile. All operating permits required for the mine under applicable environmental and other laws and regulations have been obtained and are in good standing.

Up to 40 MW of electrical power for the mine-site is currently supplied by on-site diesel generators using heavy oil fuel. Process water is supplied from 7 QB owned water wells and associated water rights located in the Salar de Michincha and pumped through a 38 kilometre long pipeline to the site.

Mine infrastructure includes an administration office, an analytical and metallurgical laboratory, maintenance facilities, a warehouse, power house and fully serviced camp.

The labour force employed in the operation of the mine, excluding approximately 630 people employed by on-site contractors, totalled approximately 569 people as at December 31, 2001 including 11 in an administrative office in Iquique. Most of the foregoing employees and contractor personnel work on a 7 days on, 7 days off, 12 hours per day schedule to minimize employee travel to the site, with bus transportation being supplied to and from Iquique. Senior staff work on a 4 days on, 3 days off schedule.

The QB mine is unionized, with the current union contract expiring in June, 2004.

Cathode Production

In 2001, the QB mine produced 74,577 tonnes of cathode copper, of which 94% met LME Grade A standards and 6% met LME Standard Grade standards. Production in 2002 is expected to be over 75,000 tonnes of cathode copper. QB cathode copper is unregistered.

Marketing

Sales agreements have been entered into with five metals trading entities or end users whereunder an aggregate of approximately 5,000 tonnes per month of cathode copper have been sold to such entities in 2002 at prices based on LME quotations, plus a premium. The remainder of the QB mine production in 2002 will be sold on the spot market

Operating Costs and Capital Expenditures

The average direct cash operating cost during 2001 (including marketing and transportation costs) was \$0.48/lb. of cathode copper sold. For 2002, the average direct cash operating cost is expected to be \$0.49/lb. of cathode copper sold.

Capital expenditures in 2001 were \$9.8 million and are expected to be \$25.4 million in 2002, such expenditures primarily being incurred in order to increase annual production to 80,000 tonnes of cathode copper beginning in 2003 and thereafter, to improve copper quality and to reduce operating costs. The foregoing capital expenditures include \$11.6 million for completing the establishment of the dump leach operation, \$6.6 million for completing the connection of the QB mine to the 220 kV electrical line currently supplying the nearby Collahuasi mine in order to reduce the QB mine's electrical costs and provide an additional 14 MW of power, and \$7.2 million for the purchase of two new haulage trucks (one as a replacement unit and the other as an additional unit), the improving of the leaching system and for other capital projects. The dump leach (low grade supergene) ore and oxide ore have to date been stockpiled, uncrushed, for leaching at a later date. As the average grade of the heap leach ore becomes lower during the life of the QB mine, production from the heap leach ore is to be supplemented by copper leached from dump and oxide ore types as required in future years in order to maintain annual copper production. Life-of-mine cash operating costs (including all marketing and transportation costs) are expected to average \$0.49 per pound of copper produced at the 80,000 tonnes per annum production rate.

In addition, a program of infill drilling, designed to further upgrade mineral resources to reserves, is ongoing and will result in updated mineral resource and reserve estimates and a revised mine plan being prepared during 2002, utilizing a soluble copper resource block model. Exploration work is also planned adjacent to the existing open pit with a view to increasing the mineral reserves.

Andacollo Mine

Ownership Interests

The Andacollo property is owned by a Chilean private company, Compañía Minera Carmen de Andacollo ("CDA"). Aur owns 70% of the Series A shares of CDA, with Compañía Minera del Pacifico S.A. ("CMP"), a Chilean mining enterprise, owning the remaining 30% of the Series A shares of CDA. ENAMI holds 100% of the Series B shares of CDA. Aur and CMP, as the owners of all the Series A shares of CDA, provided, on a 70:30 basis, 100% of the funds required to develop and bring the Andacollo deposit into commercial production and remain responsible for providing any further capital required in connection with ongoing mine operations, including any capital expenditures. The Series B shares of CDA are voting, carry dividends

equal in value per share to those payable on the Series A shares and are always to be equal in number to 10% of the aggregate number of Series A and Series B shares of CDA outstanding from time to time, without being required to contribute any further capital. As it is currently intended that all debt incurred by CDA to put the Andacollo mine into production will be repaid prior to the payment of dividends, the Series B shares in essence provide ENAMI with the equivalent of a 10% net profits interest in the mine.

Aur acquired its Series A shares of CDA in 1995 from ENAMI and Compañía Minera Nacional Limitada for an aggregate purchase price of $3,290,000, of which $1,225,000 remains payable in 5 equal annual installments of $245,000, payable by November 30 in each of the years 2002-2006.

Pursuant to CDA's by-laws, Aur is entitled to appoint four members to CDA's board of directors, with CMP being entitled to appoint two such members and ENAMI being entitled to appoint one such member.

Property Interests and Location

CDA owns the exploitation and/or exploration rights over an area of approximately 206 square km in the area of the Andacollo deposit pursuant to various mining concessions and other rights. In addition, CDA owns the surface rights covering the mine-site and other areas aggregating approximately 21 square km.

The Andacollo property is located in Coquimbo Province in central Chile. The site is adjacent to the town of Andacollo, approximately 55 km southeast of the port city of La Serena and 350 km north of Santiago. Access to the Andacollo mine is by paved roads from La Serena, including the Pan-American highway. This area lies at the southern limit of the Atacama Desert among northerly trending valleys bounded by low rolling foothills of the Andes at an elevation of approximately 1,000 metres.

The climate around Andacollo is transitional between the desert climate of the northern zone and the Mediterranean climate of the Santiago area.

Geology

The Andacollo orebody is a porphyry copper deposit consisting of disseminated and fracture controlled copper mineralization contained within a gently dipping sequence of andesitic to trachytic volcanic rocks and sub-volcanic intrusions. The mineralization is spatially related to a feldspar porphyry intrusion and a series of deeply rooted fault structures. The primary pyrite-chalcopyrite deposit has been exposed at surface and subjected to surface weathering processes resulting in the formation of a leached zone ranging from 10 to 60 metres thick and averaging approximately 30 metres in thickness. The original copper sulphides leached from this zone have been re-deposited mainly as copper silicate (chrysocolla) in an oxide zone and as supergene copper sulphides (chalcocite with lesser covellite) both below the leached zone. This supergene-oxide blanket which comprises the current mineral resource at Andacollo occupies an area of approximately 1,500 metres by 1,000 metres, ranges in thickness between 5 and 80 metres and grades downwards into a primary (hypogene) zone mineralized with pyrite and chalcopyrite.

Mineral Reserves and Resources

The following table presents the mineral reserves and resources at the Andacollo mine as estimated by Aur for 100% of the oxide and supergene portions of the deposit as at December 31, 2001:

Mineral Reserves

	t (000's)	TCu %	SCu %
Proven	21,714	0.77	0.67
Probable	6	0.53	0.33
Total Reserves	21,720	0.77	0.67

Mineral Resources (including Reserves)

	t (000's)	TCu %	SCu %
Measured	56,895	0.61	0.51
Indicated	4,844	0.45	0.41
Total Resources	61,739	0.60	0.51
Inferred	4,407	0.48	0.44

Notes:

"t (000's)" means thousands of tonnes; "TCu%" is the percent assayed total copper grade; "SCu%" is the percent soluble copper, which is the sum of the acid soluble copper assay and cyanide soluble copper assay; "m" means metres.

The Andacollo mineral reserve and resource estimates have been prepared and classified in accordance with the standards established under 43-101. The qualified persons responsible for the mineral resource and reserve estimates, respectively, are Twila Griffith, P.Geol., Chief Mine Geologist, Andacollo Mine and David J. Libby, P.Eng. Vice-President, Mining Operations, Aur South America Division. The proven and probable reserves comprise those portions of the measured and indicated resources, respectively, that are contained within the July, 2001 final pit outline which was derived from the July, 2001 resource block model and adjusted for the pit topography at December 31, 2001.

The mineral reserves and resources were estimated using a copper price of $0.95/lb. ($0.82/lb. for material to be mined in 2002) and variable cut-off grades ranging from 0.25 SCu% to 0.32 SCu%. Proven reserves include broken stockpiles totaling 0.16 million tonnes averaging 0.73 TCu% (0.56SCu%) and measured resources include broken stockpiles totalling 3.3 million tonnes averaging 0.55% TCu% (0.35SCu%), with the remainder being in situ. Measured resources are defined by a minimum 22 drill hole composites (drill hole spacing at approximately 50 m). The indicated resources are defined by between 3 and 21 drill hole composites (drill hole spacing at approximately 50 x 75-100 m) and inferred resources, by up to 2 composites and drillholes spaced at over 100 m.

Additional low grade mineral reserves totalling 6.5 million tonnes grading 0.36 TCu% (0.27 SCu%) in the proven category are being stockpiled and will be available for leaching at the end of the projected mine life.

Resources that do not qualify as reserves do not have demonstrated economic viability.

A primary, copper-gold sulphide mineral resource containing principally chalcopyrite mineralization has been outlined by drilling beneath the oxide and supergene mineralization at Andacollo. A pre-feasibility study was carried out by Aur in 1998 involving the preparation of a preliminary development and mining plan and an estimate of the capital and operating costs required to develop a conventional

sulphide milling operation producing copper concentrates. The study established measured and indicated mineral resources as follows:

	Cut-Off Grade	Tonnes (millions)	TCu (%)	Au (g/t)
Measured & Indicated Resource	0.30 CuEq	312	0.46	0.15
Measured & Indicated Resource	0.40 CuEq	178	0.52	0.17

Notes:

"TCu%" means assayed total copper grade; "CuEq" means copper equivalent. Metal prices used in study: Cu, $1.00/lb; Au, $300.00/oz. Copper equivalency takes into account the expected recoveries of copper and gold.

At the time of completion of the study, measured and indicated resources were not classified separately and as such should be considered to be order of magnitude resources only contained within the pit outlines used.

Resources that do not qualify as reserves do not have demonstrated economic viability.

The pre-feasibility study indicated that it could be economic to develop the above resources at copper prices above approximately $0.95 per pound.

Mining and Processing

Commercial production was attained at the Andacollo mine during January, 1997, with full production being achieved in March, 1997. As at December 31, 2001, the Andacollo mine had produced 107,752 tonnes of cathode copper from the mining of 16.97 million tonnes of ore at an average grade of 0.96% total copper or 0.79% soluble copper.

The CDA life-of-mine production plan provides for the mining and processing of 21.7 million tonnes of ore at an average grade of 0.77% total copper or 0.67% soluble copper over a 6 year period and the production of approximately 118,965 tonnes (262 million pounds) of LME Grade A cathode copper. The current proven and probable heap leach reserves at the Andacollo mine represent approximately 6 years of production at the projected steady state mining rate of approximately 3.6 million tonnes of ore per year. To access the mineral reserves, approximately 67.4 million tonnes of waste rock (including 6.5 million tonnes of low grade, proven mineral reserves which will be stockpiled for possible treatment at the end of the life of the mine) will be mined from the pit over the remaining life of the mine at an average strip ratio of 3.13:1. Infill drilling, scheduled to be completed during 2002, is expected to result in revisions being made to the mineral reserves and resources and the mine plan.

During 2001, 3.7 million tonnes of ore at a grade of 0.81% total copper or 0.71% soluble copper were mined, crushed and stacked on the leach pads while 12.7 million tonnes of waste and low grade material were also mined, yielding a strip ratio of 3.4:1. During 2002, 3.6 million tonnes of ore at a grade of 0.80% total copper or 0.70% soluble copper are scheduled to be mined, crushed and stacked on the leach pads while 12.4 million tonnes of waste and low grade material will also be mined, yielding a strip ratio of 3.5:1.

The Andacollo processing facilities produce LME Grade A cathode copper by utilizing crushing, agglomeration, heap leaching, solvent extraction and electrowinning (SX-EW) processes. The Andacollo mine cathode copper was granted LME brand registration in May, 1999.

Standard drilling and blasting techniques are used to mine the deposit on 5 metre benches which are mucked in increments of 2.5 metres using three 7.0 cu. metre hydraulic shovels in a backhoe configuration, thereby optimizing grade control. The ore and waste is hauled with eight 91 tonne trucks. Supergene and oxide ore is delivered to a 3 stage crushing facility.

The ore is crushed and conveyed to a rotary agglomeration facility where it is pre-treated with sulphuric acid and water and placed on leach pads in multiple lifts of 7 metres each. Sulphuric acid is applied to the ore to dissolve the copper with the assistance of bacteria. The leaching process currently recovers approximately 81% of the soluble copper in approximately 340 days. The resultant copper-rich solutions are then collected and piped to the solvent extraction-electrowinning (SX-EW) plant.

The SX-EW plant's solvent extraction system utilizes two extraction and one stripping stage to concentrate the copper sulphate solutions for supply to the electrowinning plant. Copper is produced by the electrowinning of the copper in solution, using electrolysis to deposit the copper onto stainless steel cathodes. The cathode copper produced is trucked to the Chilean ports of Valparaiso or San Antonio for shipment to purchasers.

The Andacollo mine operates in accordance with current Canadian and U.S. standards and practice for environmental protection and meets or exceeds current environmental requirements in Chile. All operating permits required for the mine under applicable environmental and other laws and regulations have been obtained and are in good standing.

Electric power is supplied from El Peñon, near La Serena, and transmitted a distance of 20 km to the Andacollo site using a 110 kV power line. Process water is supplied from a CDA-owned water well and associated water rights near El Peñon, pumped through a 28 km long pipeline to the site.

Mine infrastructure includes an administration office, an analytical and metallurgical laboratory, maintenance facilities and a warehouse.

The labour force employed in the operation of the mine, excluding approximately 111 people employed by on-site contractors, totalled approximately 264 people as at December 31, 2001. The employees of CDA at the mine-site established a union in 2000, with the initial union contract negotiated at such time expiring in June, 2004.

Cathode Production

In 2001, the Andacollo mine produced 21,095 tonnes of LME Grade A cathode copper. Production in 2002 is expected to be at least 21,000 tonnes of cathode copper.

Marketing

A sales agreement has been entered into with a metals trading entity whereunder 1,300 tonnes per month of the Andacollo mine's cathode copper have been sold to such purchaser in 2002 at prices based on LME quotations plus a premium. The remainder of the Andacollo mine production will be sold on the spot market.

Operating Costs and Capital Expenditures

The average direct cash operating cost during 2001 (including all marketing and transportation costs) was $0.53/lb. of cathode copper sold. For 2002, the average direct cash operating cost is expected to be $0.56/lb. of cathode copper sold.

Capital expenditures in 2001 were $2.9 million and included the installation of additional solution pumping capacity necessary to deliver the leaching solutions to the leach pads as they become higher in elevation and for scheduled major overhauls of mobile mining equipment. Capital expenditures in 2002 are expected to be $1.7 million, most of such expenditures being in respect of the scheduled major overhaul of the remaining mobile mining equipment.

Exploration, Development and Other Properties

Exploration

As at December 31, 2001, Aur had a portfolio of approximately 100 mineral properties, ranging from properties on which resources have been established to properties in the initial exploration stage. Exploration is an important element of Aur's overall corporate growth strategy. Aur's exploration efforts are concentrated in Canada and Chile and are focussed primarily on the discovery of bulk mineable copper and copper-dominated polymetallic deposits.

In 2001, Aur completed exploration programs on 18 of its properties at a total cost of $5.3 million, of which Aur's share was $3.9 million. Aur operated all of the exploration programs on which funds were expended in 2001. Of the foregoing expenditures, $4.9 million (9.2%) was expended on base metal exploration and $0.4 million (8%) was expended on gold exploration. On a geographic basis, $0.9 million (17%) was spent in Western Canada, $2.6 million (49%) in Eastern Canada, $1.7 million (32%) in Chile and $0.1 million (2%) in the United States and Central America. Drilling accounted for 32% of the total expenditures with the completion of 50 holes totaling approximately 18,500 metres on 10 projects. No material discoveries were made as a result of exploration activities in 2001.

Aur's 2002 budget provides for exploration work to be carried out on up to 40 properties at a total cost of $4.7 million, with Aur's share being $4.4 million and the remaining $0.3 million being provided by joint venture partners. The expenditures have been allocated as to 96% base metals and 4% to gold exploration. On a geographic basis, the budget is allocated as to $1.4 million (28%) to Western Canada, $1.3 million (28%) to Eastern Canada, $1.9 million (40%) to Chile and $0.1 million (2%) to the United States and Central America. Drilling of approximately 19,000 metres on 8 projects will account for 34% of the budgetted expenditures.

Aur's 2002 acquisitions program budget of $0.5 million provides for the cost of identifying, evaluating and negotiating for the potential acquisition of near-production or producing assets through joint ventures, direct purchase or corporate mergers.

Duck Pond Property

On December 6, 2001, Aur entered into agreements of purchase and sale with Thundermin Resources Inc. ("Thundermin") and Queenston Mining Inc. ("Queenston")

whereunder Aur agreed to acquire Thundermin's and Queenston's Duck Pond copper-zinc property located in central Newfoundland. The purchase price payable to Queenston for its 50% interest in the property is Cdn$3 million in cash and the purchase price payable to Thundermin for its 50% interest in the property is Cdn$2.1 million in cash and the tender to Thundermin of Aur's 11,209,968 shares of Thundermin.

Thundermin and Queenston hold their interests in the project pursuant to an option agreement with Noranda. Under the purchase transaction, Aur will assume Thundermin's and Queenston's rights under such agreement and, accordingly, obtain the right to acquire a 100% interest in the Duck Pond property from Noranda by making a production decision on the property and a cash payment of Cdn$500,000 to Noranda by June 30, 2003 and reaching full production by June 30, 2006. Upon achieving full production, Aur must pay Noranda Cdn$3,000,000 and a 2% net smelter returns royalty on any production from the property. The time for making the said production decision and reaching full production can be extended by making certain cash payments to Noranda.

The Duck Pond property is located in central Newfoundland approximately 30 km southeast of the past-producing, Buchans base metal mine. The property covers 10,923 hectares and hosts two known copper-zinc-silver-gold deposits (Duck Pond and Boundary).

In May, 2001, MRDI Canada ("MRDI") completed a detailed feasibility study (the "MRDI Study") on the Duck Pond project. The following description of the project is derived from the MRDI Study.

The MRDI Study determined that the project contains the following proven and probable mineral reserves in the Duck Pond and Boundary deposits:

Mineral Reserves						
Proven	t (000's)	Cu (%)	Zn (%)	Pb (%)	Ag (g/t)	Au (g/t)
Deposit						
Duck Pond	0.69	3.4	6.2	1.0	64	0.9
Boundary	0.39	3.3	2.8	0.4	24	0.3
Total Proven Reserves	1.08	3.4	5.0	0.8	49	0.7
Probable						
Duck Pond	3.99	3.3	6.2	1.0	63	0.9
Boundary	0.14	3.5	2.3	0.3	17	0.2
Total Probable Reserves	4.13	3.3	6.0	1.0	61	0.9
Total Reserves	5.21	3.3	5.8	0.9	59	0.8

Notes:

For the purposes of the mine plan, an additional 260,300 tonnes of inferred resources from the Upper Duck and Sleeper lenses grading 2.4% Cu, 6.3% Zn, 0.9% Pb, 57 grams/tonne ("g/t"), Ag and 0.8 g/t Au were added by MRDI to the mineral reserves, bringing the total tonnage in the mine plan to 5.5 million tonnes grading 3.3% Cu, 5.8% Zn, 0.9% Pb, 59 g/t Ag and 0.8 g/t Au.

It is currently envisaged that the Duck Pond mine will produce at a rate of 1500 t/d (540,000 t/y) with a mine life of 10.2 years. The first year of production is to come from open-pit production in the North and South zones of the Boundary deposit. Commencing in the second year of operation, the majority of the ore will come from the Duck Pond deposit which is to be accessed via a ramp driven from surface.

Copper and zinc concentrates will be produced using a differential flotation process. Detailed testing at Lakefield Research has estimated that the average copper recovery will be 83.1% to a copper concentrate grading 24.3% copper while the average zinc recovery will be 84.4% to a zinc concentrate grading 55.9% zinc. The copper concentrate is estimated to contain 1 g/t Au and 137 g/t Ag and the zinc concentrate to contain 0.6 g/t Au and 78 g/t Ag. A total of 616,000 tonnes of copper concentrate and 483,000 tonnes of zinc concentrate is expected to be produced over the life of the mine. On an annual basis, the mine is expected to produce approximately 32 million pounds of copper, 60 million pounds of zinc, 400,000 ounces of silver and 2,100 ounces of gold.

The total pre-production capital to advance the project to commercial production from the Boundary deposit is estimated to be Cdn$79.6 million with it taking approximately 18 to 20 months to complete the surface infrastructure from the commencement of development. The average life of mine cash operating cost is estimated to be Cdn$42/tonne of ore mined and milled, which represents an estimated cash production cost of $0.32/lb. of copper, net of estimated zinc, silver and gold credits. In the first year of operation, an additional Cdn$11.3 million in development capital will be required for the underground mine to sustain production once the open pit ore is exhausted.

An Environmental Impact Statement (EIS) for the project was submitted to the relevant governmental authorities in 2001 and, in December, 2001, the project was released from further environmental assessment by the Newfoundland and Labrador Cabinet.

Aur intends to develop the Duck Pond deposit for production when economic conditions are appropriate.

The transactions with Thundermin and Queenston are scheduled to close by March 31, 2002. Closing remains subject to conditions typical to transactions of this nature and, in the case of Thundermin, the approval thereof by Thundermin's shareholders (excluding Aur).

Aurbel Gold Mill

The 1,500 ton per day Aurbel gold mill, which is 100% owned by Aur, is located approximately 10 km east of Val d'Or, Québec. It is anticipated that the mill will either be sold or kept on a care and maintenance basis in 2002.

Risk Factors and Governmental Regulation

Copper Price Volatility

The profitability of Aur's operations is and will continue to be primarily dependent upon the price of copper. Copper (and other) metal prices have historically been subject to dramatic fluctuations and are affected by numerous factors which are unpredictable, including international economic and political conditions, speculative activities, the relative exchange rate of the U.S. dollar with other currencies, inflation, global and regional levels of supply and demand, availability and costs of metals or substitutes for metals and the metal inventory levels maintained by producers and others. The volatility of copper prices is illustrated in the following table which sets forth

the average of the daily cash settlement prices on the LME of copper (per lb.) for 1980, 1985, 1990, 1995 and each year thereafter until 2001:

1980	1985	1990	1995	1996	1997	1998	1999	2000	2001
$0.99	$0.64	$1.21	$1.33	$1.06	$1.03	$0.75	$0.71	$0.82	$0.72

The cash settlement price of copper on the LME was $0.70/lb. on February 28, 2002.

Development and Mining Risks

The business of mining generally involves a high degree of risk. No assurance can be given that the development and bringing into commercial production of a mine will be completed as contemplated and for the estimated capital costs or within the estimated time schedule. Also, no assurance can be given that the intended production schedule, metal recoveries, estimated operating costs and/or that profitable operations can or will be achieved. Hazards such as unusual or unexpected geological formations, rock bursts, cave-ins, floods, earthquakes and other hazards involved in development work and/or mining operations may also adversely affect operations.

Nature of Mineral Exploration and Development

The exploration for and development of mineral properties includes significant financial risks which even a combination of careful evaluation, experience and knowledge cannot eliminate. While the discovery of an orebody may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves by drilling, to construct mining and processing facilities at a site, to develop metallurgical processes and to extract metals from the ore and to obtain all requisite governmental permits and approvals.

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but a combination of these factors may result in Aur not receiving an adequate return on invested capital. In addition, assuming discovery of an economic orebody, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced. Accordingly, there can be no assurance that Aur's current work programs will result in any new commercial mining operations or yield new reserves to replace and/or expand current reserves.

Mineral Reserves, Resources and Metallurgy

Although Aur believes the reserve and resource figures calculated for its Louvicourt, QB and Andacollo mines are accurate and believes that the methods used to estimate such reserves are appropriate, such figures are only estimates. Reserve estimates are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. Should the mineralization and/or the configuration of a deposit ultimately turn out to be significantly different from those currently envisaged, then the proposed mining plan may have to be altered

in a way that could affect the volume and grade of the reserves mined and rates of production and consequently could adversely affect the profitability of the mining operations. Further, a decline in the market price of copper or other metals may render reserves containing relatively lower grades of mineralization uneconomic. In addition, actual copper recoveries may vary from estimated recoveries in a way which could adversely affect operations. Moreover, short term operating factors relating to the ore reserves, such as the need for orderly development of the orebody and/or the processing of a new or different ore grades, may cause the mine operations to be unprofitable in any particular period.

Competition for Properties

Because mines have limited lives based on mineral reserves, Aur is therefore continually seeking to replace and expand its reserves. Aur encounters strong competition from other mining companies in connection with the acquisition of properties producing or capable of producing copper, zinc, gold, silver and other minerals. As a result of this competition, Aur may be unable to acquire attractive mining properties on terms it considers acceptable.

Adverse Consequences of Financial Leverage

Aur had outstanding secured bank debt of $146,669,139 as at February 28, 2002. In addition, Aur is required to pay Teck $35 million in respect of the QB Acquisition by December 31, 2003. See "Business of the Company – Quebrada Blanca Mine".

The degree of Aur's leverage has important consequences to Aur, including requiring the majority of Aur's cash flow from operations to be dedicated to debt service, thereby reducing the funds available for other operations and future business opportunities and increasing Aur's vulnerability to adverse economic and industry conditions during the debt repayment period. In addition, the terms of the Facility restrict Aur's ability to, among other things, incur any additional material indebtedness and to make other material business commitments.

The ability of Aur to repay its outstanding debt and obligations will principally depend on, among other things, future copper prices (see "Copper Price Volatility" above), interest rates, the future operating performance of Aur's mines and Aur's ability to refinance its indebtedness and/or to raise equity capital should such become necessary. Each of these factors is to a large extent subject to economic, financial, competitive and other factors beyond Aur's control.

Chilean Operations

The QB and Andacollo mines are located in Chile and mineral exploration and mining activities may be affected in varying degrees by Chilean political and economic stability and related government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of Aur and may adversely affect its operations.

Governmental Regulation

The mineral industry in North America, South America and elsewhere operates under the sphere of federal, provincial, state, regional and municipal legislation governing exploration, development and mining activities. Such legislation typically

relates to the method of acquisition of and the system of tenure for mineral rights, labour, health, safety and environmental standards, royalties, mining and income taxes and other matters.

Aur's operations may also be affected to varying degrees by government regulations in the various jurisdictions within which it operates including such matters as restrictions on production, price controls, export controls, tax increases, expropriation of property, environmental legislation or changes in conditions under which metals may be marketed.

In addition, the development and operation of a mine typically entails compliance with applicable environmental legislation and/or review processes and the obtaining of land use and other permits, water licenses and similar authorizations from various governmental agencies. Failure to comply with this legislation and/or any permits and authorizations issued thereunder may lead to issuance of orders and/or notices interrupting or curtailing operations or requiring the installation of additional equipment and/or the taking of preventative or remedial action.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected financial data with respect to Aur on a consolidated basis for the years indicated. The information appearing below has been derived from and should be read in conjunction with the consolidated financial statements of Aur and notes thereto. See "Business of the Company – Quebrada Blanca Mine" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for detailed information and for factors affecting the comparability of the data in the following table:

		Year Ended Dec. 31,	
	2001	2000	1999
	(in $000's except per share amounts)		
Revenues	215,848	89,493	73,070
Assets	471,674	465,967	189,356
Long-Term Debt	137,797 (1)	183,186 (1)	8,483 (2)
Basic Earnings (Loss)	21,426	(13,963)	1,129
Net Earnings (Loss) per common share	0.22	(0.18)	0.02
Diluted Earnings (Loss) per common share	0.18	(0.18)	0.02

Notes:
(1) Comprised of amounts owing under the Facility, the liability portion of convertible debt and obligations under capital leases and on purchased property.
(2) Comprised of amounts owing under obligations under capital leases and on purchased property.

Aur paid a dividend of Cdn$0.05 per common share on each of June 30, 1999 and June 30, 1998, such dividends being the only dividends paid by Aur since its incorporation. In order to maximize its cash balances and therefore minimize the need to raise capital to finance the QB Acquisition, Aur did not pay any dividends in 2000 or, in order to maximize its ability to repay debt and/or maximize its working capital, in 2001. It is not envisaged that Aur will pay any dividends in 2002 and, subsequent to 2002, it is envisaged that annual dividends will be recommenced in such amounts and at such time as Aur's financial resources, level of indebtedness and/or other factors warrant such recommencement.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's discussion and analysis of financial condition and results of operations for Aur's last two fiscal years, which is contained in Aur's 2001 Annual Report under the heading "Management's Discussion and Analysis", is incorporated herein by reference.

DIRECTORS AND OFFICERS

The directors and officers of Aur are as follows:

Name and Municipality of Residence	Current Position with Aur	Principal Occupation for Past Five Years	Director Since
James W. Gill Toronto, Ontario	President, Chief Executive Officer & Director	President and Chief Executive Officer of Aur	1981
Norman B. Keevil Vancouver, British Columbia	Director	President and Chief Executive Officer of Teck, a mining company	1992
William J.A. Kennedy Grafton, Ontario	Director	Consultant	1984
Martin Claude Lepage St. Lambert, Québec	Director and Chairman of the Board	Barrister and Solicitor, Partner of Stikeman Elliott, Barristers and Solicitors	1985
Peter N. McCarter Toronto, Ontario	Vice-President, Secretary & Director	Vice-President of Aur	1985
William J. Robertson Calgary, Alberta	Director	Retired Executive since December, 2000; prior thereto, Executive Vice-President and Chief Operating Officer of Agrium Inc., a fertilizer company, since January, 1998; prior thereto, Sr. Vice-President and Chief Operating Officer of Cominco Limited, a mining company	1992
Howard R. Stockford Toronto, Ontario	Executive Vice-President & Director	Executive Vice-President of Aur	1984
Leo J. Thibodeau Windsor, Ontario	Director	Retired Executive	1981
Ronald P. Gagel Mississauga, Ontario	Vice-President and Chief Financial Officer	Vice-President and Chief Financial Officer of Aur since February, 1999; prior thereto, Vice-President, Finance of Aur	n/a
Kathryn J. Noble	Assistant Secretary	Assistant Secretary of Aur since August, 1997; prior thereto, Executive Assistant to the President of Aur	n/a

Each director is elected to hold office until the next annual meeting of shareholders of Aur or until his successor is elected or appointed.

The percentage of common shares of Aur beneficially owned, directly or indirectly, or over which control or direction is exercised by all directors and senior officers of Aur as a group was 1.7% as at December 31, 2001. All 2,000,000 Class B shares of Aur are beneficially and directly owned by James W. Gill, an officer and director of Aur.

Committees of Aur's board of directors consist of the audit committee and the compensation committee. The members of the audit committee are Messrs. Kennedy, Lepage, Robertson and Thibodeau while the members of the compensation committee are Messrs. Kennedy, Lepage and Thibodeau. Additional information with respect to such committees is contained in the Management Information Circular of Aur dated March 15, 2002.

STOCK EXCHANGE LISTING

The common shares of Aur are listed for trading on The Toronto Stock Exchange.

ADDITIONAL INFORMATION

Aur will provide, upon request to its Secretary, at Suite #2501, 1 Adelaide Street East, Toronto, Ontario, M5C 2V9:

(a) when its securities are in the course of a distribution pursuant to a short form prospectus or when a preliminary short form prospectus has been filed in respect of a distribution of its securities:
   (i) one copy of this Annual Information Form;
   (ii) one copy of its comparative consolidated financial statements for its year ended December 31, 2001 and auditors' report thereon;
   (iii) one copy of its interim consolidated financial statements issued subsequent to December 31, 2001;
   (iv) one copy of its Management Information Circular dated March 15, 2002 in respect of its 2002 annual and special meeting of shareholders; and
   (v) one copy of any other documents that are incorporated by reference into the aforementioned short form or preliminary short form prospectus; and

(b) at any other time, one copy of the documents referred to in (a) (i), (ii), (iii) and (iv) above.

Additional information, including details as to directors' and officers' remuneration, principal holders of Aur shares, options to purchase Aur shares and certain other matters is contained in the Management Information Circular of Aur dated March 15, 2002. Additional financial information is provided in Aur's comparative consolidated financial statements for its year ended December 31, 2002.

Copies of Aur's above and other disclosure documents may also be examined and/or obtained through the Internet by accessing Aur's website at www.aurresources.com or by accessing the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

AUR RESOURCES INC.
1 Adelaide Street East
Suite 2501
Toronto, Ontario M5C 2V9
Tel (416) 362-2614
Fax (416) 367-0427

03 JUN 20 AM 7:21

August 17, 2001

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC
U.S.A., 20549

Dear Sirs,

Please find enclosed a copy of the 2001 Second Quarter Report to Shareholders to be filed under our exemption number 82-4624.

If you have any questions, please give me a call.

Yours truly,

AUR RESOURCES INC.

Kathy Noble

Kathy Noble
Assistant Secretary

Encl.

\kn

Aur RESOURCES INC.

03 JUN 20 AM 7:21

REPORT TO SHAREHOLDERS - SECOND QUARTER 2001

AUR REPORTS EARNINGS OF US$8.0 MILLION OR $0.08 (CDN$0.13) PER SHARE IN THE SECOND QUARTER OF 2001

Aur Resources Inc. maintained its steady operating performance during the second quarter of 2001. Aur's copper production was 58.9 million pounds from the Louvicourt, Andacollo and Quebrada Blanca mines. Net earnings were $8.0 million, cash flow from operating activities was $15.2 million and the Company had $54.9 million in cash and $73.5 million in working capital at June 30, 2001. Aur is a US dollar reporter.

Financial Highlights (US$)

Revenues were $57.3 million in the second quarter of 2001 compared to $17.8 million for the same period in 2000. Net earnings were $8.0 million, equal to $0.08 per share for the quarter compared to $0.4 million or $0.01 per share last year and $1.0 million or $0.01 per share in the first quarter of 2001. Cash flow from operating activities was $15.2 million, equal to $0.17 per share compared to $7.5 million or $0.10 per share in 2000. Aur's cash position at June 30, 2001 was $54.9 million, an $8.5 million increase over March 31, 2001, and working capital was $73.5 million, $6.5 million higher than on December 31, 2000.

Revenues for the six month period ending June 30, 2001 were $107.8 million compared to $35.8 million for the same period in 2000. Net earnings were $9.0 million equal to $0.09 per share for the period compared to $2.0 million or $0.03 per share in 2000. Cash flow from operating activities was $34.7 million equal to $0.38 per share for the six months ended June 30, 2001 compared to $16.3 million or $0.21 per share in 2000.

Aur's copper hedge for 62% of planned production in 2001 at $0.87 per pound generated $4.7 million of revenue for the Company in the second quarter and allowed Aur to realize $0.86 per pound of copper sold, including the premium to LME prices received under the terms of sales contracts, compared to the LME average of $0.75 per pound. These hedges will continue to benefit Aur's revenues in 2001 should the current weakness in the copper price continue.

Aur received $16.3 million of net cash distributions from Andacollo and Quebrada Blanca in the second quarter of 2001 and in June made its first principal repayment of $4.2 million on its bank debt related to the Quebrada Blanca acquisition. As a consequence of Aur's strong cash flows to June 30, 2001, a mandatory prepayment of the bank debt of $5.6 million will be made on August 15, 2001 reducing the outstanding balance of this debt to $160.2 million.

2501 - 1 Adelaide Street East, Toronto, Ontario, M5C 2V9
Tel: 416-362-2614; Fax: 416-367-0427; www.aurresources.com

Capital expenditures totalled $0.8 million in the second quarter of 2001 and are expected to total $10.4 million this year, a $10.4 million reduction from the original 2001 plan. Capital expenditures at Quebrada Blanca in 2001 have been reduced by $10.7 million to $8.0 million.

Production Highlights

Aur's metal production from the Louvicourt, Andacollo and Quebrada Blanca mines in the second quarter of 2001 was 58.9 million pounds of copper, 1.6 million pounds of zinc, 52,000 ounces of silver and 2,200 ounces of gold compared to 20.3 million pounds of copper, 2.4 million pounds of zinc, 54,000 ounces of silver and 1,900 ounces of gold in the second quarter of 2000. Minesite revenues were $52.6 million and mine cash operating costs were $33.3 million in 2001 compared to 17.8 million and $10.7 million, respectively, in 2000. Mining revenues, excluding Aur's $4.7 million of revenue from its copper hedges, were $3.3 million below budget primarily as a result of the lower realized copper price. Aur's cash operating cost per pound of copper sold, net of by-product credits, was $0.49 for the quarter compared to $0.44 in the second quarter of 2000. Cash flow from mining activities for the three months ended June 30, 2001 was $18.9 million before capital expenditures of $0.5 million at the mines compared to $7.7 million and $0.3 million, respectively, last year.

Copper production, copper sales, mining revenues and cash operating costs were all significantly higher in the second quarter of 2001 than for the same period in 2000 principally due to the inclusion of the Quebrada Blanca Mine into Aur's mining operations following its acquisition in November 2000.

Andacollo Mine

The Andacollo Mine produced 11.6 million pounds of high quality cathode copper during the second quarter of 2001. A total of 4.5 million tonnes of rock, of which 0.96 million tonnes was ore, was mined at a strip ratio of 3.7:1.

Andacollo's revenues were $9.7 million in the second quarter of 2001 compared to $9.8 million in 2000. Cash operating costs were $7.0 million or $0.57 per pound of copper sold. The costs were $0.05 higher than planned as a result of increased tonnage mined and stacked and higher maintenance costs due to schedule changes in planned truck overhauls. Copper inventories in the heaps increased by approximately 9.2 million pounds in the second quarter. Capital expenditures were $0.1 million in the second quarter and are expected to be in line with the budget at $1.8 million for the full year 2001.

Production is expected to be approximately 47 million pounds of cathode copper in 2001 at a cost of $0.52 per pound as budgeted.

Aur RESOURCES INC.

Louvicourt Mine

The Louvicourt Mine produced 26.1 million pounds of copper and 5.4 million pounds of zinc from 386,000 tonnes of ore milled during the second quarter of 2001. Mill throughput and copper production were similar while zinc production was 2.5 million pounds less than for the same period last year. Copper and zinc production were, respectively, 2.4 and 4.5 million pounds less than planned in the second quarter principally due to lower ore grades which resulted from changes in the mining sequence.

Aur's share of Louvicourt's revenues was $6.7 million in the second quarter of 2001 compared to $8.0 million in 2000. The lower revenue was principally due to lower realized metal prices. Cash operating costs, net of by-product credits, were $0.53 per pound of copper sold. Operating costs were $26.62 per tonne milled, 2% above the plan due to higher ground support expenditures and lower mill throughput. Capital expenditures in the quarter were $0.3 million of which $0.1 million was Aur's share.

Production for the year 2001 is expected to be essentially on budget at 113 million pounds of copper and 5.3 million pounds below budget for zinc at 39.2 million pounds. Cash operating costs are expected to be $0.46 per pound of copper sold, net of by-product credits, as budgeted for the full year 2001.

Quebrada Blanca

The Quebrada Blanca Mine produced 39.4 million pounds of copper in the second quarter of 2001. A total of 8.3 million tonnes of rock, of which 2.8 million tonnes was ore, was mined at a strip ratio of 2.0:1. Copper production was 5% below plan in the second quarter principally due to the short-term impact of changes made to the heap leach pads. Copper quality averaged 95% LME Grade A and the copper in heap inventory increased by 13.8 million pounds in the second quarter. Capital expenditures in the second quarter were $0.4 million and total $1.4 million for the six months ended June 30, 2001. Engineering work for the power line construction and the dump leach project as well as the changeout of the lead anodes in the electrowinning plant are in progress. The 2001 capital expenditures are forecast at $8.0 million or $10.0 million below plan as major expenditures to complete these projects will now take place in 2002 and $4.0 million of planned expenditures have been eliminated.

Quebrada Blanca's revenues were $36.1 million in the second quarter of 2001 essentially as budgeted. Lower realized copper prices were largely offset by the sale of 45.0 million pounds of copper in the quarter, 3.8 million pounds above plan as cathode inventory build-up in the first quarter was reduced. Cash operating costs were $20.7 million or $0.46 per pound of copper sold, $0.05 per pound below budget.

Quebrada Blanca is expected to produce approximately 75,000 tonnes of copper at a cost of $0.51 per pound of copper sold for the full year 2001 essentially as planned.

2501 - 1 Adelaide Street East, Toronto, Ontario, M5C 2V9
Tel: 416-362-2614; Fax: 416-367-0427; www.aurresources.com

RESOURCES INC.

Business Development

Aur's exploration and acquisition programs were active in the second quarter of 2001. The 3D seismic survey around the Louvicourt Mine, which was completed in March, has been evaluated and has identified a number of anomalies which have not been drill tested and which could represent new sulphide mineralization. The next phase of exploration work which will include drilling to evaluate these anomalies is in the planning stage. Exploration in Canada and Chile continues.

On behalf of the Board,

James W. Gill
President and Chief Financial Officer

July 30, 2001

2501 - 1 Adelaide Street East, Toronto, Ontario, M5C 2V9
Tel: 416-362-2614; Fax: 416-367-0427; www.aurresources.com

PRODUCTION STATISTICS
Three months ended June 30

2001	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	385,969	963,518	1,935,422	n/a
Grade				
Copper (%)	3.18	0.91	1.51	n/a
Soluble copper (%)	n/a	0.75	1.40	n/a
Zinc (%)	0.83	-	-	n/a
Gold (oz/t)	0.03	-	-	n/a
Silver (oz/t)	0.63	-	-	n/a
Copper (pounds)				
Produced	7,835,000	11,643,000	39,373,000	58,851,000
Sold	7,835,000	12,346,000	44,983,000	65,164,000
Less: minority interests	-	(3,704,000)	(4,498,000)	(8,202,000)
Net to Aur	7,835,000	8,642,000	40,485,000	56,962,000
Inventory	-	75,000	3,662,000	3,737,000
Other metals produced and sold				
Zinc (pounds)	1,632,000	-	-	1,632,000
Gold (ounces)	2,200	-	-	2,200
Silver (ounces)	52,000	-	-	52,000
Cost per pound of copper sold	$0.53	$0.57	$0.46	$0.49

2000	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	379,084	750,617	n/a	n/a
Grade				
Copper (%)	3.16	0.96	n/a	n/a
Soluble copper (%)	n/a	0.81	n/a	n/a
Zinc (%)	1.11	-	n/a	n/a
Gold (oz/t)	0.02	-	n/a	n/a
Silver (oz/t)	0.66	-	n/a	n/a
Copper (pounds)				
Produced	8,031,000	12,276,000	n/a	20,307,000
Sold	8,031,000	12,571,000	n/a	20,602,000
Less: minority interests	-	(3,771,000)	n/a	(3,771,000)
Net to Aur	8,031,000	8,800,000	n/a	16,831,000
Inventory	-	741,000	n/a	741,000
Other metals produced and sold				
Zinc (pounds)	2,354,000	-	n/a	2,354,000
Gold (ounces)	1,900	-	n/a	1,900
Silver (ounces)	54,000	-	n/a	54,000
Cost per pound of copper sold	$0.45	$0.45	n/a	$0.44

Notes:
1. Tonnes of ore milled at Louvicourt and stacked at Andacollo and Quebrada Blanca are shown on a 100% basis while all metal production figures are shown on a 100% basis with the exception of Louvicourt, which represents Aur's 30% joint venture interest. Net copper to Aur represents Aur's 30%, 70% and 90% beneficial interests in Louvicourt, Andacollo and Quebrada Blanca, respectively.
2. Quebrada Blanca was acquired on November 22, 2000.
3. Cash operating cost per pound of copper sold includes smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing, and is net of by-product credits where applicable.

Aur RESOURCES INC.

PRODUCTION STATISTICS
Six months ended June 30

2001	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	759,250	1,876,290	3,525,025	n/a
Grade				
Copper (%)	3.22	0.94	1.51	n/a
Soluble copper (%)	n/a	0.77	1.39	n/a
Zinc (%)	1.31	-	-	n/a
Gold (oz/t)	0.03	-	-	n/a
Silver (oz/t)	0.73	-	-	n/a
Copper (pounds)				
Produced	15,633,000	23,107,000	79,091,000	117,831,000
Sold	15,633,000	23,687,000	81,487,000	120,807,000
Less: minority interests	-	(7,106,000)	(8,149,000)	(15,255,000)
Net to Aur	15,633,000	16,581,000	73,338,000	105,552,000
Inventory	-	75,000	3,662,000	3,737,000
Other metals produced and sold				
Zinc (pounds)	5,449,000	-	-	5,449,000
Gold (ounces)	4,500	-	-	4,500
Silver (ounces)	116,000	-	-	116,000
Cost per pound of copper sold	$0.51	$0.54	$0.50	$0.51

2000	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	791,476	1,504,541	n/a	n/a
Grade				
Copper (%)	3.26	0.93	n/a	n/a
Soluble copper (%)	n/a	0.77	n/a	n/a
Zinc (%)	1.29	-	n/a	n/a
Gold (oz/t)	0.03	-	n/a	n/a
Silver (oz/t)	0.79	-	n/a	n/a
Copper (pounds)				
Produced	16,509,000	24,054,000	n/a	40,563,000
Sold	16,509,000	23,808,000	n/a	40,317,000
Less: minority interests	-	(7,142,000)	n/a	(7,142,000)
Net to Aur	16,509,000	16,666,000	n/a	33,175,000
Inventory	-	741,000	n/a	741,000
Other metals produced and sold				
Zinc (pounds)	5,501,000	-	n/a	5,501,000
Gold (ounces)	4,500	-	n/a	4,500
Silver (ounces)	130,000	-	n/a	130,000
Cost per pound of copper sold	$0.44	$0.46	n/a	$0.45

Notes:
1. Tonnes of ore milled at Louvicourt and stacked at Andacollo and Quebrada Blanca are shown on a 100% basis while all metal production figures are shown on a 100% basis with the exception of Louvicourt, which represents Aur's 30% joint venture interest. Net copper to Aur represents Aur's 30%, 70% and 90% beneficial interests in Louvicourt, Andacollo and Quebrada Blanca, respectively.
2. Quebrada Blanca was acquired on November 22, 2000.
3. Cash operating cost per pound of copper sold includes smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing, and is net of by-product credits where applicable.

Aur RESOURCES INC.

Consolidated Statements of Operations
(in thousands of United States dollars except earnings per share)
(unaudited)

	Three months ended June 30		Six months ended June 30	
	2001	2000	**2001**	2000
	$	$	**$**	$
Operating revenues				
Mining	**57,253**	17,815	**107,841**	35,836
Expenses				
Mining	**33,301**	10,749	**65,676**	21,508
Exploration	**715**	1,077	**2,707**	2,078
Administration	**882**	1,217	**2,335**	2,808
Depreciation and amortization	**9,754**	3,626	**19,454**	7,127
Acquisition credit facility interest	**2,992**	-	**6,742**	-
Other (note 3)	**(217)**	(225)	**(277)**	1,568
	47,427	16,444	**96,637**	35,089
Earnings before taxes and minority interests	**9,826**	1,371	**11,204**	747
Income and resource taxes	**(959)**	(554)	**(615)**	1,972
Earnings before minority interests	**8,867**	817	**10,589**	2,719
Minority interests	**(873)**	(383)	**(1,554)**	(704)
Net earnings for the period	**7,994**	434	**9,035**	2,015
Basic earnings per share (note 6(b))	**0.08**	0.01	**0.09**	0.03
Diluted earnings per share (note 6(b))	**0.07**	0.01	**0.08**	0.03

Consolidated Statements of Retained Earnings (Deficit)
(in thousands of United States dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30	
	2001	2000	**2001**	2000
	$	$	**$**	$
Deficit – beginning of period	**(17,416)**	(1,224)	**(17,980)**	(9,387)
Adjustment to reflect adoption of asset and liability method of accounting for future income taxes	**-**	-	**-**	6,582
Restated deficit – beginning of period	**(17,416)**	(1,224)	**(17,980)**	(2,805)
Reduction of share capital and contributed surplus (note 6(c))	**17,980**	-	**17,980**	-
Net earnings for the period	**7,994**	434	**9,035**	2,015
Accretion of equity portion of convertible debt	**(477)**	-	**(954)**	-
Retained earnings (deficit) - end of period	**8,081**	(790)	**8,081**	(790)

See accompanying notes to interim consolidated financial statements.

Consolidated Balance Sheets
(in thousands of United States dollars)
(unaudited)

	As at June 30 2001	As at December 31 2000
	$	$
Assets		
Current		
Cash	**54,867**	28,938
Receivables	**11,633**	21,154
Marketable securities	**-**	838
Inventories and prepaid expenses	**51,058**	54,300
	117,558	105,230
Capital assets	**335,322**	352,532
Net future income and resource taxes	**6,312**	6,542
Other	**1,455**	1,663
	460,647	465,967
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	**19,419**	27,298
Current portion of acquisition credit facility (note 2)	**22,050**	8,480
Current portion of obligation under capital lease	**2,563**	2,462
	44,032	38,240
Acquisition credit facility (note 2)	**143,710**	161,520
Liability portion of convertible debt	**5,522**	6,476
Obligation under capital lease	**8,096**	9,347
Obligation on properties purchased	**4,624**	5,843
Mine closure and site restoration	**7,206**	7,074
Minority interests	**29,138**	27,583
	242,328	256,083
Shareholders' equity		
Share capital (note 6)	**173,656**	188,801
Equity portion of convertible debt	**29,478**	28,524
Contributed surplus (note 6(c))	**-**	2,835
Cumulative translation adjustment	**7,104**	7,704
Retained earnings (deficit) (note 6(c))	**8,081**	(17,980)
	218,319	209,884
	460,647	465,967

See accompanying notes to interim consolidated financial statements.

Aur RESOURCES INC.

Consolidated Statements of Cash Flows (in thousands of United States dollars) (unaudited)	Three months ended June 30		Six months ended June 30	
	2001	2000	**2001**	2000
	$	$	**$**	$
Operating activities				
Net earnings for the period	**7,994**	434	**9,035**	2,015
Non-cash items -				
Depreciation and amortization	**9,754**	3,626	**19,454**	7,127
Future income and resource taxes	**669**	480	**256**	(2,024)
Mine closure and site restoration	**125**	52	**132**	166
(Gain) loss on sale of marketable securities and investments	**(555)**	-	**(424)**	2,043
Provision for marketable securities and investments	**-**	1,233	**-**	2,225
Loss (gain) on disposal of capital assets	**-**	(8)	**2**	6
Gain on sale of mineral properties	**-**	-	**(334)**	(406)
Foreign exchange (gain) loss	**(290)**	(762)	**98**	(853)
Minority interests	**873**	383	**1,554**	704
	18,570	5,438	**29,773**	11,003
Net change in non-cash working capital items (note 4)	**(3,362)**	2,068	**4,884**	5,256
	15,208	7,506	**34,657**	16,259
Financing activities				
Principal repayment of acquisition credit facility	**(4,240)**	-	**(4,240)**	-
Principal repayment of mine equipment under capital lease	**(1,085)**	(793)	**(1,085)**	(793)
Reduction of obligation on properties purchased	**(1,800)**	-	**(1,800)**	-
Foreign exchange	**(154)**	(1,295)	**(243)**	(1,275)
	(7,279)	(2,088)	**(7,368)**	(2,068)
Investing activities				
Capital and other asset acquisitions	**(820)**	(321)	**(2,843)**	(569)
Proceeds on sale of mineral properties	**-**	-	**334**	485
Proceeds on disposal of capital assets	**7**	17	**7**	17
Proceeds on sale of marketable securities	**1,099**	30	**1,240**	3,398
	286	(274)	**(1,262)**	3,331
Foreign exchange on cash held in foreign currency	**290**	762	**(98)**	853
Increase in cash for the period	**8,505**	5,906	**25,929**	18,375
Cash – beginning of the period	**46,362**	67,064	**28,938**	54,595
Cash – end of period	**54,867**	72,970	**54,867**	72,970

See accompanying notes to interim consolidated financial statements.

AUR RESOURCES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six month periods ended June 30, 2001 and 2000

(in thousands of United States dollars except where otherwise noted)
(unaudited)

Accounting policies

1. The interim consolidated financial statements of Aur Resources Inc. ("Aur") have been prepared in accordance with accounting principles generally accepted in Canada using the same accounting policies as those disclosed in note 1 to Aur's audited consolidated financial statements for the year ended December 31, 2000 except for earnings per share. Effective January 1, 2001, Aur adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to interim financial reporting and earnings per share. The new recommendations have been applied on a retroactive basis.

   These interim consolidated financial statements should be read in conjunction with Aur's audited annual consolidated financial statements included in Aur's Annual Report for the year 2000.

   Comparative figures for 2000 have been restated to reflect the changes in accounting policies and reporting currency disclosed in note 2 to Aur's audited consolidated financial statements for the year ended December 31, 2000. The principal changes which have been taken place are: the reporting of the financial statements in United States dollars, the full rather than proportionate consolidation of Aur's interest in the Andacollo mine, the expensing rather than capitalizing of exploration expenditures and the adoption of the asset and liability method rather than the deferral method of income tax allocation. The comparative figures for 2000 have also been reclassified to conform to the presentation adopted for the current period.

2. **Acquisition credit facility**

	2001	2000
	$	$
Mandatory principal prepayment – August 15, 2001	**5,570**	-
Scheduled principal repayment – December 31, 2001	**4,240**	-
Scheduled principal repayment – June 30, 2002	**12,240**	-
Current portion of acquisition credit facility	**22,050**	-
Long-term portion of acquisition credit facility	**143,710**	-
	165,760	-

In addition to the Tranche A scheduled principal repayments, between 40% and 100% of excess cash flow (as defined) is required to be utilized to prepay a portion of the Tranche A and Tranche B loans 45 days after each scheduled principal repayment date, with the relevant percentage determined by the debt service coverage ratio for the semi-annual period. 75% of the excess cash flow is required to be utilized to prepay Tranche A and 25% is required to be utilized to prepay Tranche B. Accordingly, $5,570, equal to 40% of excess cash flows to June 30, 2001, will be prepaid on August 15, 2001.

Aur RESOURCES INC.

3. Other (revenues) and expenses

	Three months ended June 30		Six months ended June 30	
	2001	2000	**2001**	2000
	$	$	**$**	$
Interest on obligation under capital lease	**322**	233	**573**	437
Interest and other income	**(554)**	(1,308)	**(1,646)**	(2,747)
Foreign exchange	**137**	(551)	**450**	(789)
Provision for marketable securities and investments	**-**	1,234	**-**	2,225
(Gain) loss on sale of marketable securities and investments	**(555)**	(4)	**(424)**	2,043
Other expenses	**433**	171	**770**	399
	(217)	(225)	**(277)**	1,568

4. Supplementary cash flow information

	Three months ended June 30		Six months ended June 30	
	2001	2000	**2001**	2000
	$	$	**$**	$
Net change in non-cash working capital items:				
Receivables	**(1,118)**	901	**9,521**	4,601
Inventories	**2,903**	(245)	**3,242**	11
Accounts payable and accrued liabilities	**(5,147)**	1,412	**(7,879)**	644
	(3,362)	2,068	**4,884**	5,256
Other information:				
Interest paid	**3,041**	19	**6,830**	53
Income, resource and capital taxes paid	**2,146**	854	**2,214**	876

Aur RESOURCES INC.

5. **Segmented information**

(a) **Segmented Statements of Operations for the three months ended June 30**

2001	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	6,735	9,729	36,134	4,655	57,253
Expenses					
Mining	5,526	7,034	20,741	-	33,301
Exploration	-	-	-	715	715
Administration	-	-	-	882	882
Depreciation and amortization	902	2,353	6,464	35	9,754
Acquisition credit facility interest	-	-	-	2,992	2,992
Other	1	274	(289)	(203)	(217)
	6,429	9,661	26,916	4,421	47,427
Earnings before taxes	306	68	9,218	234	9,826
Income and resource taxes	(287)	(4)	(665)	(3)	(959)
Earnings before minority interests	19	64	8,553	231	8,867
Minority interests	-	(18)	(855)	-	(873)
Net earnings	19	46	7,698	231	7,994

2000	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	8,024	9,791	-	-	17,815
Expenses					
Mining	5,325	5,424	-	-	10,749
Exploration	-	-	-	1,077	1,077
Administration	-	-	-	1,217	1,217
Depreciation and amortization	892	2,699	-	35	3,626
Other	-	327	-	(552)	(225)
	6,217	8,450	-	1,777	16,444
Earnings (loss) before taxes	1,807	1,341	-	(1,777)	1,371
Income and resource taxes	(692)	(64)	-	202	(554)
Earnings (loss) before minority interests	1,115	1,277	-	(1,575)	817
Minority interests	-	(383)	-	-	(383)
Net earnings (loss)	1,115	894	-	(1,575)	434

(b) Segmented Statements of Operations for the six months ended June 30

2001	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	15,592	19,218	65,691	7,340	107,841
Expenses					
Mining	11,849	12,837	40,990	-	65,676
Exploration	-	-	-	2,707	2,707
Administration	-	-	-	2,335	2,335
Depreciation and amortization	1,772	4,657	12,954	71	19,454
Acquisition credit facility interest	-	-	-	6,742	6,742
Other	3	505	(406)	(379)	(277)
	13,624	17,999	53,538	11,476	96,637
Earnings (loss) before taxes	1,968	1,219	12,153	(4,136)	11,204
Income and resource taxes	(854)	(8)	(242)	489	(615)
Earnings (loss) before minority interests	1,114	1,211	11,911	(3,647)	10,589
Minority interests	-	(363)	(1,191)	-	(1,554)
Net earnings (loss)	1,114	848	10,720	(3,647)	9,035

2000	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	17,167	18,669	-	-	35,836
Expenses					
Mining	11,170	10,338	-	-	21,508
Exploration	-	-	-	2,078	2,078
Administration	-	-	-	2,808	2,808
Depreciation and amortization	1,783	5,269	-	75	7,127
Other	-	564	-	1,004	1,568
	12,953	16,171	-	5,965	35,089
Earnings (loss) before taxes	4,214	2,498	-	(5,965)	747
Income and resource taxes	(1,613)	(152)	-	3,737	1,972
Earnings (loss) before minority interests	2,601	2,346	-	(2,228)	2,719
Minority interests	-	(704)	-	-	(704)
Net earnings (loss)	2,601	1,642	-	(2,228)	2,015

Aur RESOURCES INC.

(c) **Segmented Balance Sheets as at**

June 30, 2001	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Assets					
Current					
Cash	332	820	22,698	31,017	54,867
Receivables	5,807	1,029	2,257	2,540	11,633
Marketable securities	-	-	-	-	-
Inventories and prepaid expenses	665	1,776	48,581	36	51,058
	6,804	3,625	73,536	33,593	117,558
Capital assets	11,149	62,886	260,438	849	335,322
Net future income and resource taxes	-	4,326	(1,460)	3,446	6,312
Other	-	-	1,455	-	1,455
	17,953	70,837	333,969	37,888	460,647
Liabilities					
Current					
Accounts payable and accrued liabilities	1,533	2,443	6,033	9,410	19,419
Current portion of acquisition credit facility	-	-	-	22,050	22,050
Current portion of obligation under capital lease	-	2,126	437	-	2,563
	1,533	4,569	6,470	31,460	44,032
Acquisition credit facility	-	-	-	143,710	143,710
Liability portion of convertible debt	-	-	-	5,522	5,522
Obligation under capital lease	-	6,503	1,593	-	8,096
Obligation on properties purchased	-	-	-	4,624	4,624
Mine closure and site restoration costs	832	833	5,000	541	7,206
Minority interests	-	12,366	16,772	-	29,138
	2,362	24,271	29,835	185,857	242,328

December 31, 2000	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Assets					
Current					
Cash	384	833	7,876	19,845	28,938
Receivables	8,593	486	11,889	186	21,154
Marketable securities	-	-	-	838	838
Inventories and prepaid expenses	758	2,293	51,211	38	54,300
	9,735	3,612	70,976	20,907	105,230
Capital assets	12,725	67,184	272,008	615	352,532
Net future income and resource taxes	-	4,398	(1,338)	3,482	6,542
Other	-	-	1,663	-	1,663
	22,460	75,194	343,309	25,004	465,967
Liabilities					
Current					
Accounts payable and accrued liabilities	1,669	2,486	11,213	11,930	27,298
Current portion of acquisition credit facility	-	-	-	8,480	8,480
Current portion of obligation under capital lease	-	2,042	420	-	2,462
	1,669	4,528	11,633	20,410	38,240
Acquisition credit facility	-	-	-	161,520	161,520
Liability portion of convertible debt	-	-	-	6,476	6,476
Obligation under capital lease	-	7,589	1,758	-	9,347
Obligation on properties purchased	-	-	-	5,843	5,843
Mine closure and site restoration costs	744	783	5,000	547	7,074
Minority interests	-	12,002	15,581	-	27,583
	2,413	24,902	33,972	194,796	256,083

(d) **Segmented Statements of Cash Flow for the three months ended June 30**

2001	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings	19	46	7,698	231	7,994
Non-cash items	1,064	2,402	7,984	(874)	10,576
	1,083	2,448	15,682	(643)	18,570
Net change in non-cash working capital items	1,603	(491)	(1,425)	(3,049)	(3,362)
	2,686	1,957	14,257	(3,692)	15,208
Financing activities					
Principal repayment of acquisition credit facility	-	-	-	(4,240)	(4,240)
Principal repayment of mine equipment under capital lease	-	(1,085)	-	-	(1,085)
Reduction of obligation on properties purchased	-	-	-	(1,800)	(1,800)
Foreign exchange	-	-	-	(154)	(154)
	-	(1,085)	-	(6,194)	(7,279)
Investing activities					
Capital asset acquisitions	(83)	(59)	(352)	(326)	(820)
Other	-	-	-	1,106	1,106
	(83)	(59)	(352)	780	286
Foreign exchange on cash held in foreign currency	-	-	-	290	290
Intercompany/divisional funding distributions	(2,707)	(1,655)	(14,705)	19,067	-
Increase (decrease) in cash for the period	(104)	(842)	(800)	10,251	8,505
Cash – beginning of period	436	1,662	23,498	20,766	46,362
Cash – end of period	332	820	22,698	31,017	54,867

2000	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	1,116	894	-	(1,576)	434
Non-cash items	891	3,264	-	849	5,004
	2,007	4,158	-	(727)	5,438
Net change in non-cash working capital items	1,000	528	-	540	2,068
	3,007	4,686	-	(187)	7,506
Financing activities					
Principal repayment of mine equipment under capital lease	-	(793)	-	-	(793)
Foreign exchange	-	-	-	(1,295)	(1,295)
	-	(793)	-	(1,295)	(2,088)
Investing activities					
Capital asset acquisitions	(162)	(131)	-	(28)	(321)
Other	-	-	-	47	47
	(162)	(131)	-	19	(274)
Foreign exchange on cash held in foreign currency	-	-	-	762	762
Intercompany/divisional funding distributions	(2,968)	(5,006)	-	7,974	-
Increase (decrease) in cash for the period	(123)	(1,244)	-	7,273	5,906
Cash – beginning of period	194	1,979	-	64,891	67,064
Cash – end of period	71	735	-	72,164	72,970

Aur RESOURCES INC.

(e) **Segmented Statements of Cash Flow for the six months ended June 30**

2001	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	1,114	848	10,720	(3,647)	9,035
Non-cash items	2,404	5,077	14,387	(1,130)	20,738
	3,518	5,925	25,107	(4,777)	29,773
Net change in non-cash working capital items	2,743	(70)	7,083	(4,872)	4,884
	6,261	5,855	32,190	(9,649)	34,657
Financing activities					
Principal repayment of acquisition credit facility	-	-	-	(4,240)	(4,240)
Principal repayment of mine equipment under capital lease	-	(1,085)	-	-	(1,085)
Reduction of obligation on properties purchased	-	-	-	(1,800)	(1,800)
Foreign exchange	-	-	-	(243)	(243)
	-	(1,085)	-	(6,283)	(7,368)
Investing activities					
Capital asset acquisitions	(189)	(958)	(1,370)	(326)	(2,843)
Other	-	-	-	1,581	1,581
	(189)	(958)	(1,370)	1,255	(1,262)
Foreign exchange on cash held in foreign currency	-	-	-	(98)	(98)
Intercompany/divisional funding distributions	(6,124)	(3,825)	(15,998)	25,947	-
Increase (decrease) in cash for the period	(52)	(13)	14,822	11,172	25,929
Cash – beginning of period	384	833	7,876	19,845	28,938
Cash – end of period	332	820	22,698	31,017	54,867

2000	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	2,601	1,642	-	(2,228)	2,015
Non-cash items	1,783	5,833	-	1,372	8,988
	4,384	7,475	-	(856)	11,003
Net change in non-cash working capital items	3,386	1,065	-	805	5,256
	7,770	8,540	-	(51)	16,259
Financing activities					
Principal repayment of mine equipment under capital lease	-	(793)	-	-	(793)
Foreign exchange	-	-	-	(1,275)	(1,275)
	-	(793)	-	(1,275)	(2,068)
Investing activities					
Capital asset acquisitions	(289)	(167)	-	(113)	(569)
Other	4	-	-	3,896	3,900
	(285)	(167)	-	3,783	3,331
Foreign exchange on cash held in foreign currency	-	-	-	853	853
Intercompany/divisional funding distributions	(7,457)	(8,887)	-	16,344	-
Increase (decrease) in cash for the period	28	(1,307)	-	19,654	18,375
Cash – beginning of period	43	2,042	-	52,510	54,595
Cash – end of period	71	735	-	72,164	72,970

6. **Share capital and earnings per share**

(a) **Issued and outstanding**

	2001		2000	
	Shares	**Amount**	Shares	Amount
	# 000's	**$**	# 000's	$
Common shares				
Balance – beginning of period	**90,730**	**188,800**	75,730	163,020
Reduction of share capital	**-**	**(15,145)**	-	-
Balance – end of period	**90,730**	**173,655**	75,730	163,020
Class B shares				
Balance – beginning and end of period	**2,000**	**1**	2,000	1
		173,656		163,021

(b) **Earnings per common share**

	Three months ended June 30		Six months ended June 30	
	2001	2000	**2001**	2000
	$	$	**$**	$
(i) Basic				
Numerator				
Net earnings	**7,994**	434	**9,035**	2,015
Accretion of equity portion of convertible debt charged to retained earnings, net of tax	**(275)**	-	**(550)**	-
Income available to shareholders	**7,719**	434	**8,485**	2,015
Denominator (# 000's)				
Weighted average number of shares	**90,730**	75,730	**90,730**	75,730
Basic earnings per share	**0.08**	0.01	**0.09**	0.03
(ii) Diluted				
Numerator				
Income available to shareholders	**7,719**	434	**8,485**	2,015
Denominator (# 000's)				
Weighted average number of shares	**90,730**	75,730	**90,730**	75,730
Potential issuance of shares from convertible debt	**19,181**	-	**19,181**	-
Potential issuance of shares from purchase options	**390**	67	**390**	67
	110,301	75,797	**110,301**	75,797
Diluted earnings per share	**0.07**	0.01	**0.08**	0.03

(c) Reduction of share capital and contributed surplus

On April 26, 2001, Aur's shareholders passed a special resolution reducing the share capital and contributed surplus attributable to the common shares of Aur by an amount sufficient to eliminate Aur's December 31, 2000 deficit of $17,980.

7. Fair value of financial instruments

The carrying amounts of cash, accounts receivable and current liabilities approximate their fair value due to the short-term maturities of these instruments. The carrying cost of Aur's portfolio of marketable securities is disclosed on the balance sheets while the market value as at June 30, 2001 was $1,724 (December 31, 2000 – $838). The carrying cost of Aur's long-term investments were written-off at December 31, 2000. The market value of long-term investments at June 30, 2001 was $869 (December 31, 2000 – $577). The estimated fair value of Aur's copper hedge commitment based on commodity prices as at June 30, 2001 was a gain of $26,060 (December 31, 2000 – gain of $1,303). The estimated fair value of Aur's foreign exchange forward contracts based on market prices as at June 30, 2001 was a loss of $138 (December 31, 2000 – loss of $103). The estimated fair value of Aur's smelter settlements receivable based on commodity prices as at June 30, 2001 was a gain of $nil (December 31, 2000 – gain of $103).

AUR RESOURCES INC.
1 Adelaide Street East
Suite 2501
Toronto, Ontario M5C 2V9
Tel (416) 362-2614
Fax (416) 367-0427

03 JUN 20 AM 7:21

May 15, 2001

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC
U.S.A., 20549

Dear Sirs,

Please find enclosed a copy of the 2001 First Quarter Report to Shareholders to be filed under our exemption number 82-4624.

If you have any questions, please give me a call.

Yours truly,

AUR RESOURCES INC.

Kathy Noble

Kathy Noble
Assistant Secretary

Encl.

\kn

Aur RESOURCES INC.

REPORT TO SHAREHOLDERS - FIRST QUARTER 2001

The first quarter of 2001 was a solid one for Aur Resources. Copper production was a record 59 million pounds, a result of the steady operating performance at the Louvicourt and Andacollo mines and the first full quarter of Quebrada Blanca production under Aur's ownership. Leachable mineral resources at Quebrada Blanca were also increased by over 100% to 295 million tonnes. Cash flow from operating activities was $19.8 million in the first quarter and the Company had $46.4 million of cash and working capital of $75.8 million at March 31, 2001. Aur is a US dollar reporter.

Financial Highlights

Revenues were $50.6 million in the first quarter of 2001 compared to $18.0 million for the same period in 2000. Net earnings were $1.0 million, equal to $0.01 per share for the quarter compared to $1.6 million or $0.02 per share last year.

Cash flow from operating activities was $19.8 million, equal to $0.22 per share compared to $8.8 or $0.12 per share in 2000. Aur's cash position at March 31, 2001 was $46.4 million, a $17.4 million increase, and working capital was $75.8 million, $8.9 million higher than on December 31, 2000. These increases were principally due to the inclusion of Quebrada Blanca into Aur's operations. The $10 million reduction in receivables at Quebrada Blanca was completed as planned in the quarter.

Aur's copper hedge for 62% of planned production in 2001 at $0.87 per pound generated $2.7 million in revenue for the Company and allowed the Company to realize $0.86 per pound of copper sold in the first quarter of 2001 compared to the LME average of $0.81 per pound. These hedges will significantly benefit Aur's revenues in 2001 should the current weakness in the copper price continue.

Aur remains in full financial compliance with respect to its $170 million bank debt and at March 31, 2001 has sufficient cash resources to service its debt this year.

Capital expenditures totalled $2.0 million in the first quarter of 2001 and are expected to total $20.7 million this year as budgeted of which $18.7 million is to be spent at the Quebrada Blanca minesite.

2501 - 1 Adelaide Street East, Toronto, Ontario, M5C 2V9
Tel: 416-362-2614; Fax: 416-367-0427; www.aurresources.com

Aur RESOURCES INC.

Production Highlights

Aur's metal production from the Louvicourt, Andacollo and Quebrada Blanca mines in the first quarter of 2001 was 59.0 million pounds of copper, 3.8 million pounds of zinc, 64,000 ounces of silver and 2,300 ounces of gold compared to 20.3 million pounds of copper, 1.0 million pounds of zinc, 76,000 ounces of silver and 2,600 ounces of gold in the first quarter of 2000. Minesite revenues were $47.9 million and mine cash operating costs were $32.4 million in 2001 compared to $18.0 million and $10.8 million, respectively, in 2000. Mining revenues were $7.2 million below budget primarily as a result of a lower realized copper price, lower copper production and 3.3 million pounds of copper being produced but not sold during the first quarter. Aur's cash operating cost per pound of copper sold, net of by-product credits, was US$0.54 for the quarter compared to $0.45 per pound in the first quarter of 2000. Operating cash flow from mining activities for the three months ended March 31, 2001 was $25.4 million before capital expenditures of $2.0 million at the mines compared to $8.6 million and $0.2 million, respectively, last year.

Copper production, copper sales, mining revenues, cash operating costs and capital expenditures were all significantly higher in the first quarter of 2001 than for the same period in 2000. This was principally due to the inclusion of the Quebrada Blanca Mine into Aur's mining operations following its acquisition in November 2000.

Louvicourt Mine

The Louvicourt Mine produced 26.0 million pounds of copper and 12.7 million pounds of zinc during the first quarter of 2001. Mill throughput of 373,281 tonnes was approximately 21,100 tonnes less, copper production was 2.3 million pounds less and zinc production was 2.2 million pounds more than for the same period in 2000. During the first quarter of this year, mill throughput was 13,700 tonnes below, copper production was 5.7 million pounds below and zinc production was 4.7 million pounds above the budget. The lower mill throughput was principally due to a five-day mill shutdown in March 2001 required to carry out the planned 3-D seismic exploration survey in the area. The variance in copper and zinc production was due to changes in the planned mining sequence following ground problems in the area of a high-grade copper stope which required additional ground support work to be carried out to access this ore. This is not expected to materially impact the total metal production scheduled for the full year 2001. The Louvicourt Mine operated in full environmental compliance and there were no lost-time accidents during the quarter.

Aur's share of Louvicourt's revenues was $8.9 million in the first quarter of 2001 compared to $9.1 million in 2000. Minesite cash operating costs were $28.14 (CDN$42.99) per tonne of ore milled. The lower revenue was due to lower copper production and realized prices, partially offset by higher zinc production. Cash operating costs were $6.3 million or $0.48 per pound of copper sold compared to $5.8 million and $0.43 per pound, respectively, in 2000. The higher cash operating cost in the first quarter was due to reduced mill throughput due to the mill shut-down and higher ground support

costs offset in part by a weaker Canadian dollar. Cash operating costs in 2001 were $0.03 per pound below budget, primarily due to lower smelting and refining costs. Capital expenditures in the quarter totalled $0.3 million of which Aur's share was $0.1 million. Capital expenditures for the year are budgeted at $0.8 million.

Production for the year 2001 is expected to be essentially on budget at 114 million pounds of copper and 45 million pounds of zinc together with silver and gold. Cash operating costs are expected to be $0.47 per pound of copper sold, net of by-product credits, for the full year.

Andacollo Mine

The Andacollo Mine produced 11.5 million pounds of high quality LME Grade A cathode copper during the first quarter of 2001. A total of 3.6 million tonnes of rock, of which 0.8 million tonnes was ore, was mined at a strip ratio of 3.3:1. There were no lost-time accidents in the first quarter and the mine operated in full environmental compliance.

Andacollo's revenues were $9.5 million in the first quarter of 2001 compared to $8.9 million in 2000. The higher revenues are attributable to higher copper sales and a higher realized price than last year. Cash operating costs were $5.8 million or $0.51 per pound of copper sold compared to $4.9 million and $0.47 per pound, respectively, in 2000. Cash operating costs in 2001 were essentially on budget but $0.9 million higher than in 2000 primarily due to 21% more ore being placed on the leach pads this year. Capital expenditures were $0.9 million in the first quarter and are expected to total $1.7 million for the year 2001 as budgeted.

Production is expected to meet or exceed the budgeted 47.4 million pounds of cathode copper in 2001 at a cost of $0.52 per pound. Andacollo continues to be a high quality, reliable copper mine.

Quebrada Blanca Mine

The Quebrada Blanca Mine produced 39.7 million pounds of copper in the first quarter of 2001. A total of 7.0 million tonnes of rock, of which 1.6 million tonnes was ore, was mined at a strip ratio of 3.3:1. Copper quality averaged 89% LME Grade A in the first quarter, a significant improvement over the 82% average achieved last year. Unusually heavy rainfall in the first quarter of 2001 resulted in a 0.4 million tonne (20%) shortfall in ore mined and was the principal reason for a 2.6% shortfall in the planned copper production during the period. Quebrada Blanca operated in full environmental compliance and with no lost-time accidents during the first quarter of this year.

Quebrada Blanca's revenues were $29.6 million in the first quarter of 2001 which was $5.4 million lower than budgeted due to a shortfall in copper production, a 3.2 million pound increase in cathode copper inventory and lower than realized copper prices. Cash operating costs were $1.0 million or $0.02 per pound of copper produced under budget at US$0.51 per pound. The cash operating cost per pound sold was $0.56 as a result of 1.1

million pounds lower copper production, increased copper inventories in the heap leach pads and the 3.2 million pound increase in unsold cathode copper to 9.3 million pounds in the first quarter. Capital expenditures during the period were $1.0 million as the $50 million capital investment program designed to increase production and lower costs by 2003 was initiated.

Exploration drilling designed to outline new copper resources is ongoing at Quebrada Blanca. Work completed to date has increased the measured and indicated mineral resources to 295 million tonnes at an average grade of 0.74% total copper from the previous total of 153 million tonnes grading 0.87% total copper. Work to establish what percentage of these new resources qualify as mineral reserves and can be incorporated into a new life of mine plan is in progress.

Leachable Mineral Resources (including Mineral Reserves)

	Heap Leach		Dump Leach		Oxide Leach		Total	
Category	t(000's)	TCu%	t(000's)	TCu%	t(000's)	TCu%	t(000's)	TCu%
Measured	104,069	1.04	68,174	0.47	8,721	0.57	180,964	0.80
Indicated	59,753	0.85	52,112	0.44	2,538	0.59	114,403	0.66
New Total	163,822	0.97	120,286	0.45	11,259	0.57	295,367	0.74
Previous Total	92,446	1.07	50,948	0.55	9,436	0.58	152,830	0.87
New Inferred	1,429	0.94	3,189	0.41	1,845	0.69	6,463	0.61
Previous Inferred	19,352	0.87	29,562	0.43	4,886	0.55	53,800	0.60

Notes:

"t (000's)" means thousands of tonnes. "TCu%" is the percent assayed total copper grade;

The new mineral resource estimate, completed in March 2001, effective as at December 31, 2000, has been prepared and classified in accordance with the standards established under National Instrument 43-101 and incorporates drilling information unavailable at December 31, 2000. An updated mineral reserve estimate is being prepared. The qualified persons responsible for the mineral resource estimates are Johny Bonilla, Chief Mine Geologist, QB Mine and Victor Pinto, Mine Superintendent, QB Mine under the supervision of David J. Libby, P.Eng., Vice-President, Mining Operations, South America Division of Aur.

The new mineral resources were estimated using cut-off grades of 0.63 TCu% for heap leach mineralization, 0.20 TCu% for dump leach mineralization and 0.33 TCu% for oxide leach mineralization. Broken stockpiles totaling 15.6 million tonnes grading 0.59% TCu are included in the estimates as measured resources.

The mineral resource classification is based on block model sample density measured by the number of composites in each polygon, using a search ellipsoid of 50 x 50 x 37.5 m. for the measured mineral resources 100 x 100 x 100 m for the indicated mineral resources and greater than 100 x 100 x 100 m for the inferred resources.

Resources that do not qualify as reserves do not have demonstrated economic viability.

The Quebrada Blanca Mine is operating well and is expected to achieve the budgeted 165 million pounds of cathode copper production in 2001 at a cash operating cost of $0.52 per pound of copper sold.

Aur RESOURCES INC.

Business Development

The search for new growth mining assets through both exploration and strategic acquisitions was active in the first quarter of 2001. The 3D seismic survey in the area around the Louvicourt Mine was completed successfully in March and the results are currently being evaluated. Exploration work has and will continue to be carried out in Canada and Chile and a number of potential development stage acquisitions are under evaluation.

On behalf of the Board,

James W. Gill
President and Chief Executive Officer

April 26, 2001

Aur RESOURCES INC.

PRODUCTION STATISTICS
Three months ended March 31

2001	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	373,281	912,772	1,589,603	n/a
Grade				
Copper (%)	3.26	0.97	1.51	n/a
Soluble copper (%)	n/a	0.80	1.33	n/a
Zinc (%)	1.80	-	-	n/a
Gold (oz/t)	0.03	-	-	n/a
Silver (oz/t)	0.83	-	-	n/a
Copper (pounds)				
Produced	7,798,000	11,464,000	39,718,000	58,980,000
Sold	7,798,000	11,341,000	36,504,000	55,643,000
Less: minority interests	-	(3,402,000)	(3,650,000)	(7,052,000)
Net to Aur	7,798,000	7,939,000	32,854,000	48,591,000
Inventory	-	778,000	9,273,000	10,051,000
Other metals produced and sold				
Zinc (pounds)	3,817,000	-	-	3,817,000
Gold (ounces)	2,300	-	-	2,300
Silver (ounces)	64,000	-	-	64,000
Cost per pound of copper sold	$0.48	$0.51	$0.56	$0.54

2000	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	394,392	753,924	n/a	n/a
Grade				
Copper (%)	3.36	0.90	n/a	n/a
Soluble copper (%)	n/a	0.73	n/a	n/a
Zinc (%)	1.47	-	n/a	n/a
Gold (oz/t)	0.03	-	n/a	n/a
Silver (oz/t)	0.92	-	n/a	n/a
Copper (pounds)				
Produced	8,478,000	11,778,000	n/a	20,256,000
Sold	8,478,000	11,237,000	n/a	19,715,000
Less: minority interests	-	(3,371,000)	n/a	(3,371,000)
Net to Aur	8,478,000	7,866,000	n/a	16,344,000
Inventory	-	1,036,000	n/a	1,036,000
Other metals produced and sold				
Zinc (pounds)	3,147,000	-	n/a	3,147,000
Gold (ounces)	2,600	-	n/a	2,600
Silver (ounces)	76,000	-	n/a	76,000
Cost per pound of copper sold	$0.43	$0.47	n/a	$0.45

Notes:

1. Tonnes of ore milled at Louvicourt and stacked at Andacollo and Quebrada Blanca are shown on a 100% basis while all metal production figures are shown on a 100% basis with the exception of Louvicourt, which represents Aur's 30% joint venture interest. Net copper to Aur represents Aur's 30%, 70% and 90% beneficial interests in Louvicourt, Andacollo and Quebrada Blanca, respectively.
2. Quebrada Blanca was acquired on November 22, 2000.
3. Cash operating cost per pound of copper sold includes smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing, and is net of by-product credits where applicable.

Aur RESOURCES INC.

Consolidated Statements of Operations
(in thousands of United States dollars except earnings per share)
(unaudited)

	Three months ended March 31 2001	2000
	$	$
Operating revenues		
Mining	**50,588**	18,021
Expenses		
Mining	**32,375**	10,759
Exploration	**1,992**	1,001
Administration	**1,453**	1,591
Depreciation and amortization	**9,700**	3,501
Acquisition credit facility interest	**3,750**	-
Other (note 2)	**(60)**	1,793
	49,210	18,645
Earnings (loss) before taxes and minority interests	**1,378**	(624)
Income and resource taxes	**344**	2,526
Earnings before minority interests	**1,722**	1,902
Minority interests	**(681)**	(321)
Net earnings for the period	**1,041**	1,581
Basic and diluted earnings per share (note 5)	**0.01**	0.02

See accompanying notes to interim consolidated financial statements.

Consolidated Statements of Deficit
(in thousands of United States dollars)
(unaudited)

	Three months ended March 31 2001	2000
	$	$
Deficit – beginning of period	**(17,980)**	(9,387)
Adjustment to reflect adoption of asset and liability method of accounting for future income taxes	**-**	6,582
Restated deficit – beginning of period	**(17,980)**	(2,805)
Net earnings for the period	**1,041**	1,581
Accretion of equity portion of convertible debt	**(477)**	-
Deficit - end of period	**(17,416)**	(1,224)

See accompanying notes to interim consolidated financial statements.

Aur RESOURCES INC.

Consolidated Balance Sheets (in thousands of United States dollars) (unaudited)	As at **March 31** **2001**	 December 31 2000
	$	$
Assets		
Current		
Cash	**46,362**	28,938
Receivables	**10,515**	21,154
Marketable securities	**529**	838
Inventories and prepaid expenses	**53,961**	54,300
	111,367	105,230
Capital assets	**344,854**	352,532
Net future income and resource taxes	**6,664**	6,542
Other	**1,562**	1,663
	464,447	465,967
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	**24,566**	27,298
Current portion of acquisition credit facility	**8,480**	8,480
Current portion of obligation under capital lease	**2,479**	2,462
	35,525	38,240
Acquisition credit facility	**161,520**	161,520
Liability portion of convertible debt	**5,999**	6,476
Obligation under capital lease	**9,291**	9,347
Obligation on properties purchased	**5,843**	5,843
Mine closure and site restoration	**7,080**	7,074
Minority interests	**28,264**	27,583
	253,522	256,083
Shareholders' equity		
Share capital (note 5)	**188,801**	188,801
Equity portion of convertible debt	**29,001**	28,524
Contributed surplus	**2,835**	2,835
Cumulative translation adjustment	**7,704**	7,704
Deficit	**(17,416)**	(17,980)
	210,925	209,884
	464,447	465,967

See accompanying notes to interim consolidated financial statements.

AUR RESOURCES INC.

Consolidated Statements of Cash Flows (in thousands of United States dollars) (unaudited)	Three months ended March 31 2001	2000
	$	$
Operating activities		
Net earnings for the period	**1,041**	1,581
Non-cash items -		
Depreciation and amortization	**9,700**	3,501
Future income and resource taxes	**(413)**	(2,504)
Mine closure and site restoration	**7**	114
Loss on sale of marketable securities and investments	**131**	2,043
Provision for marketable securities and investments	**-**	992
Loss on disposal of capital assets	**2**	14
Gain on sale of mineral properties	**-**	406
Foreign exchange loss (gain)	**388**	(91)
Minority interests	**681**	321
	11,537	6,377
Net change in non-cash working capital items (note 3)	**8,246**	2,376
	19,783	8,753
Financing activities		
Foreign exchange	**(89)**	20
Investing activities		
Capital and other asset acquisitions	**(2,023)**	(248)
Proceeds on sale of mineral properties	**-**	485
Proceeds on sale of marketable securities	**141**	3,368
	(1,882)	3,605
Foreign exchange on cash held in foreign currency	**(388)**	91
Increase in cash for the period	**17,424**	12,469
Cash – beginning of the period	**28,938**	54,595
Cash – end of period	**46,362**	67,064

See accompanying notes to interim consolidated financial statements.

RESOURCES INC.

AUR RESOURCES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three month periods ended March 31, 2001 and 2000

(in thousands of United States dollars except where otherwise noted)
(unaudited)

1. Accounting policies

The interim consolidated financial statements of Aur Resources Inc. ("Aur") have been prepared in accordance with accounting principles generally accepted in Canada using the same accounting policies as those disclosed in note 1 to Aur's audited consolidated financial statements for the year ended December 31, 2000 except for earnings per share. Effective January 1, 2001, Aur adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to interim financial reporting and earnings per share. The new recommendations have been applied on a retroactive basis.

These interim consolidated financial statements should be read in conjunction with Aur's audited annual consolidated financial statements included in Aur's Annual Report for the year 2000.

Comparative figures for 2000 have been restated to reflect the changes in accounting policies and reporting currency disclosed in note 2 to Aur's audited consolidated financial statements for the year ended December 31, 2000. The principal changes which have been taken place are: the reporting of the financial statements in United States dollars, the full rather than proportionate consolidation of Aur's interest in the Andacollo mine, the expensing rather than capitalizing of exploration expenditures and the adoption of the asset and liability method rather than the deferral method of income tax allocation. The comparative figures for 2000 have also been reclassified to conform to the presentation adopted for the current period.

2. Other (revenues) and expenses

	2001	2000
	$	$
Interest on obligation under capital lease	**251**	204
Interest and other income	**(1,092)**	(1,439)
Foreign exchange	**313**	(238)
Provision for marketable securities and investments	**-**	991
Loss on sale of marketable securities and investments	**131**	2,047
Other expenses	**337**	228
	(60)	1,793

3. Supplementary cash flow information

	2001	2000
	$	$
Net change in non-cash working capital items:		
Receivables	**10,639**	3,700
Inventories and prepaid expenses	**339**	256
Accounts payable and accrued liabilities	**(2,732)**	(1,586)
	8,246	2,370
Other information:		
Interest paid	**3,789**	34
Income, resource and capital taxes paid	**68**	22

RESOURCES INC.

4. Segmented information

(a) Segmented Statements of Operations for the three months ended March 31

2001	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	8,857	9,489	29,557	2,685	50,588
Expenses					
Mining	6,323	5,803	20,249	-	32,375
Exploration	-	-	-	1,992	1,992
Administration	-	-	-	1,453	1,453
Depreciation and amortization	870	2,304	6,490	36	9,700
Acquisition credit facility interest	-	-	-	3,750	3,750
Other	2	231	(117)	(176)	(60)
	7,195	8,338	26,622	7,055	49,210
Earnings (loss) before taxes	1,662	1,151	2,935	(4,370)	1,378
Income and resource taxes	(567)	(4)	423	492	344
Earnings (loss) before minority interests	1,095	1,147	3,358	(3,878)	1,722
Minority interests	-	(345)	(336)	-	(681)
	1,095	802	3,022	(3,878)	1,041

2000	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	9,143	8,878	-	-	18,021
Expenses					
Mining	5,845	4,914	-	-	10,759
Exploration	-	-	-	1,001	1,001
Administration	-	-	-	1,591	1,591
Depreciation and amortization	891	2,570	-	40	3,501
Other	1	237	-	1,555	1,793
	6,737	7,721	-	4,187	18,645
Earnings (loss) before taxes	2,406	1,157	-	(4,187)	(624)
Income and resource taxes	(921)	(88)	-	3,535	2,526
Earnings (loss) before minority interests	1,485	1,069	-	(652)	1,902
Minority interests	-	(321)	-	-	(321)
Net earnings (loss)	1,485	748	-	(652)	1,581

(b) Segmented Balance Sheets as at

March 31, 2001	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Assets					
Current					
Cash	436	1,662	23,498	20,766	46,362
Receivables	7,492	315	1,319	1,389	10,515
Marketable securities	-	-	-	529	529
Inventories and prepaid expenses	736	2,467	50,716	42	53,961
	8,664	4,444	75,533	22,726	111,367
Capital assets	11,961	65,774	266,537	582	344,854
Net future income and resource taxes	-	4,398	(915)	3,181	6,664
Other	-	-	1,562	-	1,562
	20,625	74,616	342,717	26,489	464,447
Liabilities					
Current					
Accounts payable and accrued liabilities	1,684	2,910	8,656	11,316	24,566
Current portion of acquisition credit facility	-	-	-	8,480	8,480
Current portion of obligation under capital lease	-	2,042	437	-	2,479
	1,684	4,952	9,093	19,796	35,525
Acquisition credit facility	-	-	-	161,520	161,520
Liability portion of convertible debt	-	-	-	5,999	5,999
Obligation under capital lease	-	7,588	1,703	-	9,291
Obligation on properties purchased	-	-	-	5,843	5,843
Mine closure and site restoration costs	752	808	5,000	520	7,080
Minority interests	-	12,348	15,916	-	28,264
	2,436	25,696	31,712	193,678	253,522

December 31, 2000	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Assets					
Current					
Cash	384	833	7,876	19,845	28,938
Receivables	8,593	486	11,889	186	21,154
Marketable securities	-	-	-	838	838
Inventories and prepaid expenses	758	2,293	51,211	38	54,300
	9,735	3,612	70,976	20,907	105,230
Capital assets	12,725	67,184	272,008	615	352,532
Net future income and resource taxes	-	4,398	(1,338)	3,482	6,542
Other	-	-	1,663	-	1,663
	22,460	75,194	343,309	25,004	465,967
Liabilities					
Current					
Accounts payable and accrued liabilities	1,669	2,486	11,213	11,930	27,298
Current portion of acquisition credit facility	-	-	-	8,480	8,480
Current portion of obligation under capital lease	-	2,042	420	-	2,462
	1,669	4,528	11,633	20,410	38,240
Acquisition credit facility	-	-	-	161,520	161,520
Liability portion of convertible debt	-	-	-	6,476	6,476
Obligation under capital lease	-	7,589	1,758	-	9,347
Obligation on properties purchased	-	-	-	5,843	5,843
Mine closure and site restoration costs	744	783	5,000	547	7,074
Minority interests	-	12,002	15,581	-	27,583
	2,413	24,902	33,972	194,796	256,083

AUR RESOURCES INC.

(c) Segmented Statements of Cash Flow for the three months ended March 31

2001	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	1,095	802	3,022	(3,878)	1,041
Non-cash items	1,340	2,675	6,403	78	10,496
	2,435	3,477	9,425	(3,800)	11,537
Net change in non-cash working capital items	1,140	421	8,508	(1,823)	8,246
	3,575	3,898	17,933	(5,623)	19,783
Financing activities					
Foreign exchange	-	-	-	(89)	(89)
Investing activities					
Capital asset acquisitions	(106)	(899)	(1,018)	-	(2,023)
Other	-	-	-	141	141
	(106)	(899)	(1,018)	141	(1,882)
Foreign exchange on cash held in foreign currency	-	-	-	(388)	(388)
Intercompany/divisional funding distributions	(3,417)	(2,170)	(1,293)	6,880	-
Increase (decrease) in cash for the period	52	829	15,622	921	17,424
Cash – beginning of period	384	833	7,876	19,845	28,938
Cash – end of period	436	1,662	23,498	20,766	46,362

2000	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	1,485	748	-	(652)	1,581
Non-cash items	892	2,569	-	1,335	4,796
	2,377	3,317	-	683	6,377
Net change in non-cash working capital items	2,386	537	-	(547)	2,376
	4,763	3,854	-	136	8,753
Financing activities					
Foreign exchange	-	-	-	20	20
Investing activities					
Capital asset acquisitions	(127)	(36)	-	(85)	(248)
Other	4	-	-	3,849	3,853
	(123)	(36)	-	3,764	3,605
Foreign exchange on cash held in foreign currency	-	-	-	91	91
Intercompany/divisional funding distributions	(4,489)	(3,881)	-	8,370	-
Increase (decrease) in cash for the period	151	(63)	-	12,381	12,469
Cash – beginning of period	43	2,042	-	52,510	54,595
Cash – end of period	194	1,979	-	64,891	67,064

5. Share capital and earnings per share

(a) Issued and outstanding at end of period

	2001		2000	
	Shares	**Amount**	Shares	Amount
	#	**$**	#	$
Common shares	**90,729,775**	**188,800**	75,729,875	163,020
Class B shares	**2,000,000**	**1**	2,000,000	1
		188,801		163,021

(b) Earnings per common share

	2001	2000
(i) Basic		
Numerator	**$**	$
Net earnings	**1,041**	1,581
Accretion of equity portion of convertible debt charged to retained earnings, net of tax	**(275)**	-
Income available to shareholders	**766**	1,581
Denominator	**#**	#
Weighted average number of shares	**90,729,775**	75,730,116
Basic earnings per share	**$0.01**	$0.02
(ii) Diluted		
Numerator	**$**	$
Income available to shareholders	**766**	1,581
Denominator	**#**	#
Weighted average number of shares	**90,729,775**	75,730,116
Potential issuance of shares from convertible debt	**26,084,390**	-
Potential issuance of shares from purchase options	**17,268**	-
	116,831,433	75,730,116
Diluted earnings per share	**$0.01**	$0.02

6. Fair value of financial instruments

The carrying amounts of cash, accounts receivable and current liabilities approximate their fair value due to the short term maturities of these instruments. Aur's carrying cost of its portfolio of marketable securities is disclosed on the balance sheets while the market value as at March 31, 2001 was $2,805 (December 31, 2000 – $838). The carrying cost of Aur's long-term investments were written-off at December 31, 2000. The market value of long-term investments at March 31, 2001 was $681 (December 31, 2000 – $577). The estimated fair value of Aur's copper hedge commitment based on commodity prices as at March 31, 2001 was a gain of $17,282 (December 31, 2000 – gain of $1,303). The estimated fair value of Aur's foreign exchange forward contracts based on market prices as at March 31, 2001 was a loss of $340 (December 31, 2000 – loss of $103). The estimated fair value of Aur's smelter settlements receivable based on commodity prices as at March 31, 2001 was a gain of $66 (December 31, 2000 – gain of $103).

AUR RESOURCES INC.
1 Adelaide Street East
Suite 2501
Toronto, Ontario M5C 2V9
Tel (416) 362-2614
Fax (416) 367-0427

March 29, 2001

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC
20549

Dear Sirs,

Please find enclosed copies of:

- our 2000 Annual Report;
- our Management Information Circular including the notice of meeting, and form of proxy in connection with our annual meeting to be held on April 26, 2001; and
- our Annual Information Form dated February 28, 2001

all to be filed under our exemption number 82-4624.

If you have any questions, please give me a call.

Yours truly,

AUR RESOURCES INC.

Kathy Noble

Kathy Noble
Assistant Secretary

Encl.

\kn

Aur Resources Inc.

PROXY, Solicited by Management for the Annual Meeting of Shareholders to be held on Thursday, April 24, 2003

The undersigned shareholder of Aur Resources Inc. (the "Corporation") hereby appoints James W. Gill, President and Chief Executive Officer, or failing him, Martin Claude Lepage, Chairman, or failing him, Peter McCarter, Secretary, or instead of any of the foregoing,

. . . . ,

as proxy for the undersigned with power of substitution, to attend, vote and act for the undersigned at the Annual Meeting of shareholders of the Corporation to be held on Thursday, April 24, 2003, and at any adjournments thereof and, without limiting the general authorization and power hereby given, hereby directs that the shares of the Corporation registered in the name of the undersigned be:

(a) VOTED ☐ or WITHHELD FROM VOTING ☐ in the election of directors;

(b) VOTED ☐ or WITHHELD FROM VOTING ☐ in the appointment of auditors and the authorization of the directors to fix the remuneration of the auditors; and

(c) Voted, in the discretion of the proxy, on amendments or variations to matters identified in the Notice of Meeting and on such other matters as may properly come before the meeting.

The shares represented by this proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. If no specification is made in items (a) and/or (b) above, the shares represented by this proxy will be voted.

The undersigned hereby revokes any proxies previously given.

DATED this . . . . day of . . . . , 2003

. . . .
Signature of Shareholder

NOTES:

1. EACH SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT FOR HIM AT THE MEETING OTHER THAN THE PERSONS SPECIFIED ABOVE. Such right may be exercised by striking out the names of the 3 specified persons and by inserting in the blank space provided the name of the person to be appointed, who need not be a shareholder of the Corporation.
2. If the form of proxy is not dated, it will be deemed to bear the date on which it is mailed to the shareholder.

RESOURCES INC.

Suite 2501, 1 Adelaide Street East
Toronto, Ontario M5C 2V9
Telephone: (416) 362-2614
Facsimile: (416) 367-0427
E-mail: info@aurresources.com
Website: www.aurresources.com

NOTICE OF
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual and Special Meeting (the "Meeting") of shareholders of Aur Resources Inc. (the "Corporation") will be held at The Toronto Stock Exchange Conference Centre, Exchange Tower, 130 King Street West, Toronto, Ontario on

Thursday, April 26, 2001

at the hour of 4:30 o'clock in the afternoon, local time, for the following purposes:

1. to receive and consider the Annual Report, including the financial statements and the Auditors' Report thereon, for the year ended December 31, 2000;
2. to elect directors;
3. to appoint auditors and authorize the directors to fix the remuneration of the auditors;
4. to consider and, if deemed advisable, pass a special resolution reducing the stated capital of the Corporation by US$15,144,686, all as described in the Information Circular accompanying this Notice of Meeting; and
5. to transact such other business as may properly come before the Meeting or any adjournments thereof.

A copy of the said Reports, financial statements, Information Circular and a form of proxy accompany this Notice.

The directors have fixed the close of business on the last business day before the Meeting (or any adjournment thereof) as the time before which proxies to be used at the Meeting (or any adjournment thereof) must be deposited with the Corporation or with Computershare Trust Company of Canada; provided, however, that proxies may also be deposited with the scrutineer(s) at the Meeting (or any adjournment thereof) prior to the time for voting.

DATED the 28th day of February, 2001

BY ORDER OF THE BOARD,

President and Chief Executive Officer

Shareholders are entitled to vote at the Meeting either in person or by proxy. If it is not your intention to be present at the Meeting, please exercise your right to vote by promptly signing, dating and returning the proxy in the envelope provided for that purpose.

INFORMATION CIRCULAR

Solicitation of Proxies

This Information Circular (the "Circular") is furnished in connection with the solicitation by the management of Aur Resources Inc. (the "Corporation") of proxies to be used at the Annual and Special Meeting of shareholders of the Corporation (the "Meeting") to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally by management of the Corporation at nominal cost. The cost of any such solicitation by management will be borne by the Corporation.

The Corporation may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of voting shares of the Corporation (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this Circular, the Annual Report and form of proxy to the beneficial owners of such shares. The Corporation will provide, without cost to such persons, upon request to the Secretary of the Corporation, additional copies of the foregoing documents required for this purpose.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are directors and senior officers of the Corporation. A shareholder desiring to appoint some other person, who need not be a shareholder of the Corporation, to attend and act for him at the Meeting must do so either by inserting such person's name in the blank space provided in the instrument of proxy and striking out the names of the 3 persons specified or by completing another proper form of proxy and, in either case, delivering the completed proxy to the Corporation, Suite 2501, 1 Adelaide Street East, Toronto, Ontario, M5C 2V9 or to Computershare Trust Company of Canada, 100 University Ave., 8th Floor, Toronto, Ontario, M5J 2Y1 by the close of business on the last business day prior to the Meeting (or any adjournment thereof) or to the scrutineer(s) at the Meeting (or any adjournment thereof) prior to the time for voting.

A proxy given by a shareholder may be revoked, as to any motion on which a vote has not already been cast pursuant to the authority conferred by it, by instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation, Suite 2501, 1 Adelaide Street East, Toronto, Ontario, M5C 2V9 at any time up to and including the last business day preceding the day of the Meeting (or any adjournment thereof) at which the proxy is to be used or with the Chairman of the Meeting on the day of the Meeting (or any adjournment thereof), or in any other manner permitted by law.

Non-Registered Holders

Only registered holders of shares of the Corporation or the person(s) they appoint as their proxyholder are permitted to vote at the Meeting. However, in many cases, shares of the Corporation beneficially owned by a holder (a "Non-Registered Holder") are not registered in the name of the holder but are rather registered either (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans.) In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Circular, a form of proxy and the Corporation's Annual Report (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "voting instruction form" or a "proxy authorization form") which the Intermediary must follow. Typically, the Non-Registered Holder will also be given a page of instructions which contains a removable label containing a bar code

and other information. In order for the form of proxy to be validly constituted, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(b) less typically, be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare Trust Company of Canada as provided under "Appointment and Revocation of Proxies" above.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares of the Corporation which they beneficially own. Should a Non-Registered Holder who receives either form of proxy wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the form of proxy is to be delivered.

Voting of Proxies

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted for the election of directors, for the appointment and remuneration of auditors and for the passage of the special resolution reducing the stated capital of the Corporation by US$15,144,686, all as described in this Circular. The enclosed form of proxy confers discretionary authority upon the persons named therein to exercise their judgement and to vote with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date hereof, the management of the Corporation knows of no such amendments or variations or of any other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

Voting Shares and Principal Holders Thereof

On February 28, 2001, the Corporation had outstanding 90,729,775 common shares and 2,000,000 Class B shares, each carrying the right to one vote per share. Shareholders registered on the books of the Corporation (or their respective proxies) at the close of business on March 13, 2001 are entitled to vote at the Meeting, except to the extent that a registered shareholder transfers any of such shareholder's shares after March 13, 2001 and the transferee of such shares produces properly endorsed share certificates or otherwise establishes that such shareholder owns such shares and demands, not later than 10 days before the Meeting, that such shareholder's name be included in the list of shareholders entitled to vote at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, the only shareholders beneficially owning directly or indirectly or exercising control or direction over greater than 10% of any class of the outstanding voting shares of the Corporation as at February 28, 2001 are the following:

Name	*Number of Shares*	*% of Class*
Teck Corporation Vancouver, B.C.	9,272,043 common [1]	10.2%
James W. Gill Toronto, Ontario	1,793,066 common 2,000,000 Class B	2.0% 100%

Note:

(1) Cominco Ltd., a subsidiary of Teck Corporation, holds 3,088,359 of these shares.

Election of Directors

Under the articles of the Corporation, the board of directors of the Corporation (the "Board") may consist of a minimum of 3 members and a maximum of 12 members. The number of directors within such range is to be determined by the Board from time to time and is currently set at 8 directors. It is proposed that the persons named as nominees hereunder will be nominated at the Meeting. All directors are elected annually and all of the said nominees are presently directors of the Corporation. Unless such authority is withheld, the persons named in the enclosed form of proxy intend to vote for the election of the nominees whose names are set forth below. Management does not contemplate that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the next annual meeting or until his office is earlier vacated in accordance with the By-laws of the Corporation.

The following table and notes thereto state the names of all of the persons proposed to be nominated for election as directors, their principal occupation, the date on which each became a director of the Corporation and the number of shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as at February 28, 2001:

Name	*Principal Occupation*	*Director Since*	*Shares Owned (1)*
James W. Gill Toronto, Ontario	President and Chief Executive Officer of the Corporation	Sept. 14, 1981	1,793,066 common 2,000,000 Class B
Norman B. Keevil Vancouver, British Columbia	Chairman and Chief Executive Officer of Teck Corporation, a mining company	March 31, 1992	9,000 common
William J.A. Kennedy (2) Grafton, Ontario	Consultant	March 20, 1984	346 common
Martin Claude Lepage (2) St. Lambert, Quebec	Barrister and Solicitor, Partner of Stikeman Elliott	May 16, 1985	1,433 common
Peter McCarter Toronto, Ontario	Vice-President and Secretary of the Corporation	May 16, 1985	150,000 common
William J. Robertson Calgary, Alberta	Retired Executive	March 31, 1992	1,000 common
Howard R. Stockford Toronto, Ontario	Executive Vice-President of the Corporation	March 20, 1984	175,625 common
Leo J. Thibodeau (2) Windsor, Ontario	Retired Executive	Sept. 14, 1981	1,000 common

Notes:

(1) The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.

(2) Audit committee member. The Canada Business Corporations Act and applicable securities legislation require the Corporation to have an audit committee. The Corporation has no executive committee.

Statement of Corporate Governance Practices

General

The following describes the Corporation's current corporate governance practices and specifically addresses and comments on the guidelines for corporate governance contained in The Toronto Stock Exchange Company Manual (the "Guidelines"). The Guidelines (which are not mandatory) deal with the constitution of boards of directors and board committees, their functions, their independence from management and other matters relevant to the issue of corporate governance. For purposes of the Guidelines, "corporate governance" means the process and structure used to direct and manage the business and affairs of a corporation with the objective of enhancing shareholder value. The Toronto Stock Exchange requires that disclosure be made by each listed company of its approach to corporate governance and with specific reference to the Guidelines. Accordingly, particulars of the Corporation's corporate governance system are set forth below.

Mandate of the Board

The Board has no specific mandate, its powers being all-encompassing. Responsibilities not delegated to senior management or to a committee of the Board remain those of the full Board.

The Guidelines include a basic corporate governance guideline for the boards of all corporations, being as follows:

"The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:

(i) adoption of a strategic planning process;

(ii) the identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks;

(iii) succession planning, including appointing, training and monitoring senior management;

(iv) a communications policy for the corporation; and

(v) the integrity of the corporation's internal control and management information systems."

The items enumerated above are included within what the Board considers to be its responsibilities. However, the Board does not believe that it is appropriate for it to be involved in the day-to-day management and functioning of the Corporation. It expects that senior management will be responsible for the effective management of the Corporation, subject to the Board's stewardship responsibilities. Given the Board's overall stewardship responsibilities, the Board expects management of the Corporation to meet the following key objectives:

(i) review on an ongoing basis the Corporation's near-term and long-term strategic plans and their implementation in all key areas of the Corporation's activities in light of, among other things, evolving industry and market conditions and with a view to maximizing shareholder value;

(ii) report, in a comprehensive, accurate and timely fashion, on the business and affairs of the Corporation generally, and on any specific matters that management considers to be of material or significant consequence for the Corporation and its shareholders and other stakeholders;

(iii) take timely action, make all appropriate decisions with respect to the Corporation's operations in accordance with all applicable legal and other requirements or obligations and within the framework of the corporate policies in effect and implement appropriate policies, procedures and processes to assure the highest level of conduct and integrity of the Corporation's management and of its employees; and

(iv) conduct a comprehensive annual budgeting process and monitor closely the Corporation's financial and operating performance in conjunction with the annual business plan and budget approved by the Board.

There were 12 meetings of the Board held during 2000. Meetings are scheduled at regular intervals and, as well, take place as required from time to time to consider material items of business which may arise in the interim for the Corporation.

The Guidelines further state that the board of directors of a corporation, or a committee thereof, should assume responsibility for developing the corporation's approach to governance issues, including the corporation's response to the Guidelines. In the case of the Corporation, it is the Board as a whole which currently assumes responsibility for corporate governance.

Composition of the Board

The Guidelines make it the responsibility of each board of directors to make a determination of the status of each of its members as related, unrelated, outside or inside, as such terms are defined or understood in the Guidelines. The directors of the Corporation have determined that the Board is composed of five outside directors (i.e. directors who are not officers or employees of the Corporation) and three inside directors. The Board has further determined that four of its outside directors are unrelated directors (i.e. a director who, among other things, "is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the corporation, other than interests and relationships arising from shareholding") while the other outside director would be considered to be a related director (due to the fact that a law firm of which such director is a partner provides legal services to the Corporation).

A related Guideline includes the recommendation that a majority of a board of directors should consist of unrelated directors. In the Corporation's case, as noted above, one-half of the directors are unrelated directors.

Three senior officers of the Corporation are also directors. The Board believes that their extensive knowledge of the Corporation's business and affairs is beneficial to the other directors and their participation as directors contributes to the effectiveness of the Board.

The Guidelines recommend that a board of directors form a committee composed exclusively of outside directors, a majority of whom are unrelated directors, which has the responsibility to propose to the board from time to time new nominees to the board and for assessing directors on an ongoing basis. The Guidelines also state that a board of directors should implement a process to be carried out by the foregoing or other committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of each of the corporation's directors. Further, the Guidelines state that every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board. The Board has taken no action in response to these Guidelines as it believes that these recommendations are generally more appropriate for corporations of significantly larger size and complexity than the Corporation and which may have significantly larger boards of directors.

Another Guideline recommends that each board examine its number of members and, with a view to determining the impact of such number upon its effectiveness, undertake, where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision making. The Board is of the view that seven to nine directors is the optimum number of members for the Board at this time and hence no reduction is appropriate.

The Guidelines state that a board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management. At the present time, the Board believes that the knowledge, experience and qualifications of its outside directors are sufficient to ensure that the Board can function independently of management and discharge its responsibilities, particularly given that the majority of the Board is comprised of outside directors. The Board is further of the view that the implementation of formal "structures and procedures to ensure that the board can function independently of management", such as the board meeting on a regular basis without management present or assigning the responsibility for administering the board's relationship to management to a committee of the board, is generally more appropriate for corporations of significantly larger size and complexity than the Corporation and which may have significantly larger boards of directors. The Guidelines further state that an appropriate structure would be to appoint an outside director as the chairman of the board with responsibility to ensure that the board discharges its responsibilities or to assign this responsibility to a committee of the board or to a so-called "lead director". At present, the Chairman of the Corporation is also the Corporation's President and Chief Executive Officer (the "CEO"). The Board is currently assessing the appropriateness of whether the Corporation would significantly benefit by having a chairman who is an outside director and who is not involved in management.

A further Guideline states that a board of directors should implement a system which enables an individual director to engage an outside advisor at the expense of the corporation in the appropriate circumstances, subject to the approval of an appropriate committee of the board. In the Corporation's case, while the Corporation has not implemented a formal system in respect of the foregoing, the engagement of outside advisors for members of the Board is authorized on an ad-hoc basis by the Board or by the CEO as and when circumstances so warrant.

The Board currently has two committees, being its audit committee and its compensation committee. The audit committee, among other things, reviews the quarterly and annual financial statements of the Corporation. The Guidelines also state that the audit committee should have direct communication channels with the Corporation's internal and external auditors to discuss and review specific issues as appropriate, that the duties and responsibilities of the audit committee be specifically defined so as to provide appropriate guidance to the members thereof as to their duties and that the responsibilities of the audit committee should include oversight responsibility for management reporting on internal control and ensuring that management has designed and implemented an effective system of internal control. The operation of the Corporation's audit committee complies with the aforesaid Guidelines. The Guidelines recommend that the audit committee should be made up of outside directors only. All members of the Corporation's three member audit committee are outside directors and, accordingly, the composition of the audit committee complies with this Guideline. The Guidelines recommend that other board committees should also be comprised of outside directors (except an executive committee) and that a majority of the members should also be unrelated directors. All members of the three member compensation committee are outside directors, with two members also being unrelated directors and, accordingly, the composition of the compensation committee complies with this Guideline. The compensation committee and its functions are described under "Management Compensation".

Other Guidelines and Matters

The Guidelines include a recommendation that boards review the adequacy and form of compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks of being an effective director. The compensation committee periodically reviews the compensation of the directors of the Corporation, with particular regard to the compensation of directors of comparable mining companies, and is satisfied that the current directors' compensation is appropriate (see also "Compensation of Directors").

The Guidelines also recommend that a board, together with the CEO, develop position descriptions for the board and for the CEO involving the definition of the limits of management's responsibilities. The Board believes that formulating position descriptions for board members is generally more appropriate for corporations of significantly larger size and complexity than the Corporation and which may have significantly larger boards of directors. With respect to management's responsibilities, generally, any matters of material substance to the Corporation are submitted to the Board for, and are subject to, its approval. Such matters include those matters which must by law be approved by the Board (such as share issuances) and other matters of material significance to the Corporation, including any debt or equity financings, investments, acquisitions and divestitures, and the incurring of material expenditures or legal commitments. The Board and/or its audit committee also reviews and approves the Corporation's major communications with shareholders and the public including the annual report (and financial statements contained therein), quarterly reports to shareholders, the annual management information circular and Annual Information Form.

In addition, the Guidelines state that a board of directors should approve or develop the corporate objectives which a chief executive officer is responsible for meeting. The specific corporate objectives which the CEO is responsible for meeting (aside from the overall objective of enhancing shareholder value) are, in the Corporation's case, typically related to the advancement, growth, management and financing of the Corporation and its mining operations and projects and matters ancillary thereto.

The Board believes that management should speak for the Corporation in its communications with shareholders and others in the investment community and that the Board should ensure that appropriate investor relations programs and procedures are in place. In addition, management meets regularly with shareholders and others in the investment community to receive and respond to shareholder feedback.

Management Compensation

Compensation of Executive Officers

The following table sets forth the compensation earned by the CEO and each of the Corporation's four most highly compensated executive officers (referred to collectively with the CEO as the "named executives") during the years ended December 31, 2000, 1999 and 1998:

Summary Compensation Table

Name and Principal Position	*Year*	*Annual Compensation*		*Long Term Compensation*	
		Salary ($)	*Bonus ($)*	*Securities under Options Granted*(1)(2)	*All Other Compensation ($)*(3)
James W. Gill	2000	561,466	200,000	266,666	-
President and Chief	1999	536,038	100,000	-	-
Executive Officer	1998	510,513	50,000	183,334	-
Howard R. Stockford	2000	467,659	100,000	244,444	-
Executive Vice-President	1999	446,698	25,000	-	-
	1998	425,427	35,000	55,556	-
Peter McCarter	2000	347,051	100,000	244,444	-
Vice-President and	1999	331,833	25,000	-	-
Secretary	1998	316,032	-	55,556	-
David J. Libby	2000	288,186	-	44,444	-
Vice-President, Mining	1999	285,000	20,000	150,000	-
South America Division	1998	275,000	5,000	5,556	-
Ronald P. Gagel	2000	278,026	100,000	144,444	-
Vice-President and Chief	1999	275,000	10,000	50,000	-
Financial Officer	1998	235,000	40,000	105,556	-

Notes:

(1) Comprised of options to purchase common shares of the Corporation granted in the relevant year. Also see "Stock Option Plan and Stock Options".

(2) Comprised of options granted to replace pre-existing options, the original five year term of which had expired during the year, with the exception of the 5,556 options granted to D.J. Libby in 1998 and 100,000 and 5,556 of the options granted to R.P. Gagel in 2000 and 1998, respectively.

(3) The value of perquisites and other personal benefits for each named executive is less than 10% of total annual salary and bonus of such executive.

Compensation of Directors

Each director of the Corporation receives, unless he is also a full-time employee of the Corporation, a fee of $15,000 per year for serving as a director of the Corporation as well as fees of $1,000 for each directors' and committee meeting attended in person and $500 for each such meeting attended by conference telephone. Directors are further reimbursed for their out-of-pocket expenses incurred in attending directors' and committee meetings. Directors are also eligible to be granted stock options under the Corporation's Stock Option Plan and, as at December 31, 2000, each non-officer director held options to purchase 100,000 common shares of the Corporation (see "Stock Option Plan and Stock Options").

Directors' and Officers' Liability Insurance

The Corporation maintains directors' and officers' liability and corporate reimbursement insurance with a $20,000,000 annual and per occurrence limit at an annual premium for the 12 months ended May 1, 2001 of $33,602. Generally, under this insurance, the Corporation would be reimbursed for payments made under corporate indemnity provisions on behalf of its directors and officers and individual directors and officers would be reimbursed for losses arising during the performance of their duties for which they are not indemnified by the Corporation. Excluded from coverage are illegal acts and those acts which result in personal profit. The corporate reimbursement deductible under the policy is $25,000.

Employment and Termination Agreements

The Corporation has employment agreements with three named executives, Messrs. Gill, McCarter and Stockford. Each agreement provides for an indefinite term of service and for minimum annual salary increments for the relevant executives. Further, each such executive is entitled to receive an amount equal to three times his then current salary (excluding bonuses) in the event of the termination of his employment by the Corporation (except for cause or voluntary resignation or retirement) or under circumstances where such executive's job functions, duties and/or responsibilities cease to be those presently undertaken by such executive. As well, upon any such termination, other non-salary benefits, including health benefits and the retention of stock options, continue for a period of 36 months following termination. There are no termination rights provided under the agreements to the relevant executives upon any change of control of the Corporation.

The Corporation has termination agreements with two named executives, Messrs. Gagel and Libby, as well as with three other executives of the Corporation. Such agreements provide that each such executive is entitled to receive an amount equal to two times his then current salary (excluding bonuses) in the event that, following a change of control of the Corporation (as defined in the agreements), such executive's employment is terminated by the Corporation or such executive's job functions, duties and/or responsibilities cease to be those then currently undertaken by such executive.

Stock Option Plan and Stock Options

The Corporation has in effect a Stock Option Plan (the "Plan") in order to provide effective incentives to directors, officers and senior management personnel of the Corporation and to enable the Corporation to attract and retain experienced and qualified individuals in those positions by permitting such individuals to directly participate in an increase in per share value created for the Corporation's shareholders. Options under the Plan are typically granted in such numbers as reflect the level of responsibility of the particular optionee and his or her contribution to the business and activities of the Corporation. Options granted under the Plan typically have a five year term and are typically made cumulatively exercisable by the holders thereof as to a proportionate part of the aggregate number of shares subject to the option over specified time periods. Options are generally not assignable and, except in certain specified circumstances, terminate upon the optionee ceasing to be employed by or associated with the Corporation. The terms of the Plan further provide that the price at which shares may be issued under the Plan cannot be less than the current market price of the shares when the relevant options are granted. As at December 31, 2000, 4,402,222 common shares were issuable pursuant to unexercised options granted to such date under the Plan and options to purchase a further 3,133,064 common shares remained grantable under the Plan.

Incentives to participants under the Plan may also be provided by the granting of stock appreciation rights. Stock appreciation rights, which would be attached to a stock option, entitle a participant in the Plan to elect, in lieu of exercising an outstanding stock option, to receive the number of shares of the Corporation equivalent in value to the difference between his or her option exercise price and the then existing market value of the common shares of the Corporation multiplied by the number of shares over which he or she could otherwise exercise his or her option. The Plan further permits the Corporation to loan monies to participants in the Plan for purposes of funding the exercise of options or other purchases of shares of the Corporation.

The following table sets forth the particulars of individual grants of options to purchase common shares of the Corporation made under the Plan during 2000 to the named executives:

Name	*Share Options Granted (#)*[1]	*% of Total Options Granted to Employees in the Year*	*Exercise Price ($/Share)*	*Market Value of Shares Underlying Options on the Date of Grant ($/Share)*	*Expiration Date*
James W. Gill	200,000	12.7	2.25	2.25	February 2, 2005
Howard R. Stockford	200,000	12.7	2.25	2.25	February 2, 2005
Peter McCarter	200,000	12.7	2.25	2.25	February 2, 2005
James W. Gill	66,666	4.2	1.96	1.96	December 6, 2005
Howard R. Stockford	44,444	2.8	1.96	1.96	December 6, 2005
Peter McCarter	44,444	2.8	1.96	1.96	December 6, 2005
David J. Libby	44,444	2.8	1.96	1.96	December 6, 2005
Ronald P. Gagel	144,444	9.2	1.96	1.96	December 6, 2005

Note:

(1) Comprised of options granted to replace pre-existing options, the original five year term of which had expired during the year, with the exception of 100,000 of the options granted to R.P. Gagel.

The following table sets forth particulars concerning exercises of options during 2000 by each of the named executives and the fiscal year-end value of unexercised options held by the named executives:

Name	*Securities Acquired on Exercise (#)*	*Aggregate Value Realized ($)*	*Unexercised Options at Year-end (Exercisable/Unexercisable) (#)*	*Value of Unexercised in-the-Money Options at Year-end*[1] *(Exercisable/Unexercisable) ($)*
James W. Gill	Nil	Nil	366,667/133,333	9,667/9,667
Howard R. Stockford	Nil	Nil	227,778/122,222	6,444/6,444
Peter McCarter	Nil	Nil	177,778/122,222	6,444/6,444
David J. Libby	Nil	Nil	175,926/24,074	6,444/6,444
Ronald P. Gagel	Nil	Nil	227,778/72,222	22,444/20,944

Note:

(1) Calculated as being the closing market price of the common shares of the Corporation as at December 31, 2000, being $2.25, less the per share exercise price of the relevant options times the number of shares involved.

Composition of the Compensation Committee

The Compensation Committee of the Board consists of Mr. Claude Lepage, the Chairman of the Committee, Mr. William Kennedy and Mr. Leo Thibodeau.

Report of the Compensation Committee

The Compensation Committee (the "Committee") is responsible for making recommendations to the Board with respect to the compensation of the executive officers of the Corporation as well as with respect to the Corporation's stock option, pension and other employee benefit plans. The Board (exclusive of the officers of the Corporation who are also members of the Board) reviews such recommendations and is responsible for ultimately determining executive compensation. The Committee meets annually in respect of the setting of the compensation of the executive officers of the Corporation and otherwise as required with respect to matters involving the Corporation's stock option, pension and other employee benefit plans.

Generally, compensation is provided by the Corporation to its executive officers, including its CEO, by way of salary, cash bonuses and the granting of stock options. The overall objective adopted by the Committee is to ensure that executive compensation

is fair and reasonable and sufficient to attract and retain qualified and experienced executives. In the case of the three executive officers who have employment contracts with the Corporation, which includes the CEO, certain minimum base salary compensation is prescribed under those contracts, such compensation being initially established under those contracts having regard to the foregoing objectives. There are no specific factors utilized by the Committee in setting the various components of the overall compensation of the executive officers of the Corporation, including the CEO.

In terms of the setting of salaries and bonuses, the Committee reviews and considers comparisons of executive compensation for other companies operating in the mining industry. However, the Committee views the growth and development of the Corporation over the preceding year and specific initiatives undertaken in the year that promote the growth and progress of the Corporation and the enhancement of shareholder value to be more relevant than comparisons with executive compensation in the mining industry generally, particularly in respect of the granting of bonuses. There are no specific performance targets or quantitative or qualitative measures applied by the Committee in assessing the appropriate levels of compensation; however, the Committee has particular regard for the recommendations of the CEO in respect of the compensation of the other executive officers of the Corporation.

Given the cyclical nature of the mining industry and the particular impact that external factors beyond the control of the Corporation have on the Corporation, such as metal prices, it is considered that a fixed system of specific performance-based bonuses could create more inequity than benefit. Bonuses over established salary have thus been limited to a flexible ad hoc reward given to recognize deserving individual performance or initiatives undertaken in respect of operations or activities falling within the responsibility of the particular executive officer.

The Committee is of the view that stock options are a particularly appropriate method of providing long-term incentives for senior executives of the Corporation given that benefits thereunder come only when shareholders at large also generally benefit, thereby aligning the interests of the executives and the shareholders in general. Achieving desirable shareholder return over a sustained period of time requires not only management's attention to the day-to-day operations of the Corporation but also to a number of financial and non-financial strategic elements and corporate initiatives that impact shareholder return in both the short-term and long-term. On an ongoing basis, the Committee believes that stock options promote a high correlation between the level of overall executive compensation and the return to shareholders through appreciation in share price.

William Kennedy *Claude Lepage* *Leo Thibodeau*

Performance Graphs

The adjacent table compares the total cumulative shareholder return (including reinvestment of dividends) for $100 invested in the common shares of the Corporation on January 1, 1996 with the TSE 300 Total Return Index and the TSE Metals & Minerals Total Return Index over the five succeeding years:

Comparison of 5 Year Total Common Shareholders' Return


DOLLARS
Aur Common Shares
TSE 300 Total Return Index
TSE Metals & Minerals Total Return Index
200
150
100
50
0

For the years	1995	1996	1997	1998	1999	2000
Aur Common Shares	100	119	51	39	43	35
TSE 300 Total Return Index	100	128	148	145	191	205
TSE Metals & Minerals Total Return Index	100	108	80	66	98	83

The adjacent table compares the total cumulative shareholder return (including reinvestment of dividends) for $100 invested in the common shares of the Corporation on January 1, 1991 with the TSE 300 Total Return Index and the TSE Metals & Minerals Total Return Index over the ten succeeding years:

Comparison of 10 Year Total Common Shareholders' Return



DOLLARS
Aur Common Shares
TSE 300 Total Return Index
TSE Metals & Minerals Total Return Index
300
200
100
0

For the years	1990	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000
Aur Common Shares	100	79	87	172	130	201	239	102	79	87	70
TSE 300 Total Return Index	100	112	110	146	146	167	215	247	243	320	344
TSE Metals & Minerals Total Return Index	100	113	111	142	170	205	222	164	135	200	171

Defined Benefit or Actuarial Pension Plans

Each of the named executives participates in a registered pension plan and a supplementary pension plan. The aggregate benefit provided by these plans for each participating executive is calculated as 2% multiplied by the years of credited service multiplied by the average of the highest five consecutive years of base salary. There is no reduction of the pension for retirement after age 60 nor is there any deduction for social insurance or other benefits.

Pension Plan Table

Estimated Total Annual Benefit on Retirement

	Years of Credited Service (1)				
Pensionable Earnings	*15*	*20*	*25*	*30*	*35*
125,000	37,500	50,000	62,500	75,000	87,500
150,000	45,000	60,000	75,000	90,000	105,000
175,000	52,500	70,000	87,500	105,000	122,500
200,000	60,000	80,000	100,000	120,000	140,000
225,000	67,500	90,000	112,500	135,000	157,500
250,000	75,000	100,000	125,000	150,000	175,000
300,000	90,000	120,000	150,000	180,000	210,000
400,000	120,000	160,000	200,000	240,000	280,000
500,000	150,000	200,000	250,000	300,000	350,000
600,000	180,000	240,000	300,000	360,000	420,000

Notes:

(1) Credited service as of December 31, 2000, rounded to the nearest number of years, is: R. Gagel-13, J. Gill-29, D. Libby-7, P. McCarter-21 and H. Stockford-19.

Appointment of Auditors

Unless such authority is withheld, the persons named in the enclosed proxy intend to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, Toronto, as auditors of the Corporation to hold office until the next annual meeting of shareholders and to authorize the directors to fix the remuneration of PricewaterhouseCoopers LLP as the auditors.

Reduction of Stated Capital

The shareholders of the Corporation are being asked to pass a special resolution reducing the stated capital of the Corporation by deducting US$15,144,686 from the stated capital account maintained in respect of its common shares. The result of the foregoing will be to eliminate the US$17,980,107 recorded as a deficit as well as the US$2,835,421 recorded as contributed surplus on the Corporation's consolidated balance sheet as at December 31, 2000. The aforesaid deficit principally arose in 2000 as a result of the write-off of non-producing mineral properties and the change in accounting policy to expense previously capitalized exploration expenditures. The proposed reduction of stated capital will result in the Corporation eliminating the aforesaid deficit and a more accurate representation of the Corporation's shareholders' equity as reflected on its consolidated financial statements.

The reduction in the stated capital account of the common shares of the Corporation will result in a US$15,144,686 reduction in the paid-up capital of such shares for the purposes of the Income Tax Act (Canada). The said reduction of paid-up capital will have no immediate tax consequences to the shareholders of the Corporation nor will it have any adverse tax consequences to shareholders who at any future time sell their common shares to persons other than the Corporation, or who sell their shares to the Corporation in the open market if the Corporation acquires those shares in the manner in which shares would normally be purchased by any member of the public in the open market. However, if at any future time a shareholder resident in Canada, who holds such shares as capital property, sells such common shares to the Corporation other than in the open market as described above, such shareholder will generally be deemed to have received a dividend (the "deemed dividend") equal to the amount, if any, by which the amount paid to such shareholder for such shares exceeds the paid-up capital of such shares. For the purposes of computing the amount of any capital gain or loss incurred by such shareholder as a result of such shareholder's sale of shares to the Corporation, the proceeds of disposition will be reduced by the amount of the deemed dividend. In the case of certain corporate shareholders resident in Canada, it is possible that subsection 55(2) of the Income Tax Act (Canada) may apply in certain circumstances to convert some or all of the amount of the deemed dividend into a capital gain. A reduction in the paid-up capital of the common shares will result in an increase in the amount of the deemed dividend and affect the amount of any capital gain or loss on the shares sold. Depending upon a shareholder's particular circumstances, including the adjusted cost base of the common shares being sold, a reduction in paid-up capital may result in a greater tax liability to that shareholder on a disposition of common shares to the Corporation, particularly in light of the reduction of the capital gains inclusion rate to 50%. Dividends, including deemed dividends, paid by the Corporation to non-resident shareholders are subject to a withholding tax of 25%, subject to reduction by treaty. The rate of withholding tax payable on dividends paid by the Corporation to a shareholder resident in the U.S. who is entitled to protection under the Canada/U.S. Income Tax Convention is reduced to 15%. However, provided the common shares of the Corporation continue to be listed on a prescribed stock exchange, non-resident shareholders generally are not taxable in Canada on a capital gain arising on the disposition of the shares of the Corporation. As well, for the same reasons as set out above, if the Corporation were to be wound up or dissolved, a reduction in paid-up capital may result in a greater tax liability to a shareholder upon any return of capital arising from or upon any such wind-up or dissolution.

The text of the special resolution respecting the aforesaid proposed reduction of stated capital of the Corporation is as follows:

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT the stated capital of the Corporation attributable to the common shares of the Corporation be reduced by US$15,144,686 and that any officer or director of the Corporation be and is hereby authorized to do all such acts and things as are necessary or advisable to give effect to the foregoing."

The foregoing special resolution will not be effective unless passed by at least two-thirds of the votes cast by shareholders with respect to such matter at the Meeting. The Board recommends that the shareholders vote in favour of the above special resolution.

Interest of Insiders in Material Transactions

On November 22, 2000, the Corporation completed the purchase from Cominco Ltd. ("Cominco"), Teck Corporation ("Teck") and/or certain subsidiaries thereof (collectively, "Cominco/Teck") of their collective 76.5% shareholding in Compañía Minera Quebrada Blanca S.A. ("QB"), a Chilean private company, together with certain project debt, subordinated debt and guarantee fees owed by QB to Cominco/Teck (the "QB Acquisition"). QB owns a 100% interest in the Quebrada Blanca copper mine located in northern Chile.

The aggregate purchase price payable to Cominco/Teck by the Corporation for their shares of QB and the QB senior project debt of US$56.5 million, subordinated debt of US$72 million and US$17.5 million of guarantee fees owed by QB to Cominco/Teck acquired by the Corporation pursuant to the QB Acquisition was an aggregate of US$256.1 million. Of the foregoing US$256.1 million payable to Cominco/Teck, US$180.6 million was paid on November 22, 2000 and a further US$0.5 million was paid on February 20, 2001. The amount of US$35 million remains payable to Cominco/Teck on December 31, 2003 as well as an amount of up to US$40 million during the period 2001-2012 should the copper price equal or exceed US$1.10 per lb., adjusted for inflation. The deferred payment of US$35 million carries interest at 6% per annum until December 31, 2002 and thereafter at a rate of interest equal to that paid by the Corporation on its credit facility arranged to partially fund the QB Acquisition. The said deferred payment is payable in cash or common shares of the Corporation at the Corporation's election (unless prepaid, in which case such prepaid amount is only payable in cash) and, if paid in shares, the shares issued are to be valued for such purpose at a price equal to 90% of the lower of (i) the daily weighted average trading price of such shares for the 20 trading days ended December 19, 2003 and (ii) the weighted average trading price of such shares on December 19, 2003. The US$40 million contingent payment is only payable as to a maximum of US$10 million in any year (or, after 2006 or in certain other circumstances, US$2.5 million in any calendar quarter) during the period 2001-2012, inclusive, and only in respect of such year (or, after 2006 or in certain other circumstances, calendar quarter thereof) in which the copper price, on an inflation adjusted basis, averages at least US$1.10 per pound. The US$56.5 million of QB senior project debt acquired by the Corporation comprised part of the aggregate US$125.6 million balance of QB senior project debt then owing by QB, which debt was originally incurred to partially finance the development of the QB mine. The remaining US$69.1 million of QB senior project debt then owed by QB to certain third party lenders was also acquired by the Corporation as part of the QB Acquisition, with the result that the Corporation is now the senior project lender to QB. The US$72 million of QB subordinated debt acquired by the Corporation from Cominco/Teck, which is non-interest bearing, reflects advances previously made by Cominco/Teck to partially fund the development of the QB mine, while the guarantee fees owed by QB arose from prior guarantees, since released, by Cominco/Teck of the aforesaid senior project debt. The Corporation has also assumed responsibility for US$8.55 million then payable by Cominco/Teck to Empresa Nac ional de Minería ("ENAMI"), a Chilean government entity, in connection with the original acquisition of the Quebrada Blanca property by QB from ENAMI, payable in an installment of US$1.8 million on June 30, 2001 and in installments of US$2.25 million on June 30 in each of 2002, 2003 and 2004.

In connection with the QB Acquisition, Aur issued Cominco/Teck an aggregate of 5 million common shares of Aur for aggregate subscription proceeds of $12.45 million, being $2.49 per share. Cominco/Teck currently hold in the aggregate approximately 10.2% of the currently issued 90,729,775 common shares of Aur – see "Voting Shares and Principal Holders Thereof". Cominco/Teck have also entered into an agreement (the "Shareholding Agreement") with the Corporation whereunder Cominco/Teck agreed that the aforesaid 5 million common shares of the Corporation acquired by Cominco/Teck (and/or any common shares of the Corporation otherwise acquired thereafter by Cominco/Teck) shall not, without the Corporation's approval or except in response to a formal take-over bid made to all shareholders of the Corporation, (i) be sold until February 22, 2002, (ii) be sold during the period October 1, 2003 to December 31, 2003, inclusive, (iii) be sold during any period when the Corporation is in the process of publicly distributing its common shares, or (iv) be knowingly sold to any mining company. The Shareholding Agreement also contains the covenant of Cominco/Teck not to acquire any additional common shares of the Corporation, unless by way of a formal take-over bid made to all the shareholders of the Corporation or pursuant to certain other limited exceptions if, subsequent to such acquisition, Cominco/Teck would hold in excess of the number of common shares of the Corporation currently held by them. The Shareholding Agreement terminates on December 15, 2002 except for the covenants of Cominco/Teck referred to in items (ii) and (iii) above, which terminate on December 31, 2003.

Additional information respecting the QB Acquisition, QB and the Quebrada Blanca copper mine is contained in the Corporation's Annual Information Form dated February 28, 2001 – see "General".

General

Management is not aware of any other matters which are to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any matters other than those referred to herein should be presented at the Meeting, the persons named in the enclosed proxy are authorized to vote the shares represented by the proxy in accordance with their best judgement. The contents and sending of this Circular have been approved by the Board.

The Corporation annually files an Annual Information Form with the various provincial securities commissions and administrators across Canada and a copy of the Corporation's Annual Information Form dated February 28, 2001, its comparative financial statements for its year ended December 31, 2000, together with the auditors' report thereon, its subsequent interim financial statements and this Circular may be obtained from the Secretary of the Corporation upon request. Copies of the above and other disclosure documents of Aur may also be examined and/or obtained through the Internet by accessing Aur's website at www.aurresources.com or accessing the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

By order of the Board of Directors

James W. Gill
President and Chief Executive Officer

Toronto, Ontario
February 28, 2001

Aur Resources Inc.

PROXY, Solicited by Management for the Annual and Special Meeting of Shareholders to be held on Thursday, April 26, 2001

The undersigned shareholder of Aur Resources Inc. (the "Corporation") hereby appoints James W. Gill, President, or failing him, Howard R. Stockford, Executive Vice-President, or failing him, Peter McCarter, Secretary, or instead of any of the foregoing,

....,

as proxy for the undersigned with power of substitution, to attend, vote and act for the undersigned at the Annual and Special Meeting of shareholders of the Corporation to be held on Thursday, April 26, 2001, and at any adjournments thereof and, without limiting the general authorization and power hereby given, hereby directs that the shares of the Corporation registered in the name of the undersigned be:

(a) VOTED ☐ or WITHHELD FROM VOTING ☐ in the election of directors;

(b) VOTED ☐ or WITHHELD FROM VOTING ☐ in the appointment of auditors and the authorization of the directors to fix the remuneration of the auditors;

(c) VOTED FOR ☐ or AGAINST ☐ passage of the special resolution reducing the stated capital of the Corporation by US$15,144,686; and

(d) Voted, in the discretion of the proxy, on amendments or variations to matters identified in the Notice of Meeting and on such other matters as may properly come before the meeting.

The shares represented by this proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. If no specification is made in items (a) and/or (b) above, the shares represented by this proxy will be voted. If no specification is made in item (c) above, the shares represented by this proxy will be voted for approval of such matter.

The undersigned hereby revokes any proxies previously given.

DATED this .... day of ...., 2001

....
Signature of Shareholder

NOTES:

1. EACH SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT FOR HIM AT THE MEETING OTHER THAN THE PERSONS SPECIFIED ABOVE. Such right may be exercised by striking out the names of the 3 specified persons and by inserting in the blank space provided the name of the person to be appointed, who need not be a shareholder of the Corporation.
2. If the form of proxy is not dated, it will be deemed to bear the date on which it is mailed to the shareholder.

03 JUN 20 AM 7:21

AUR RESOURCES INC.

ANNUAL INFORMATION FORM

February 28, 2001

TABLE OF CONTENTS

Disclosure Regarding Forward-Looking Statements

Certain of the statements that are not historical facts contained in this Annual Information Form ("AIF") (and the other disclosure documentation of Aur Resources Inc. ("Aur") such as its annual and quarterly reporting to shareholders) are forward-looking statements that involve risks and uncertainties that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such forward-looking statements include, among other things, statements regarding targets or estimates for copper production, cash operating costs and capital expenditures, increases and decreases in production, reserves and/or resources and in anticipated grades and recovery rates and are or may be based on assumptions and/or estimates related to future economic, market and other conditions. Factors that could cause actual results, developments or events to differ materially from those anticipated include, among others, the factors described or referred to under "Business of the Company - Risk Factors and Governmental Regulation" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" herein and include unanticipated and/or unusual events. Many of such factors are beyond Aur's ability to control or predict.

Actual results may differ materially from those anticipated. Readers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Aur disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise.

National Instrument 43-101 – Standards of Disclosure for Mineral Projects

National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("43-101") issued by the Canadian Securities Administrators requires, among other things, that issuers ensure that all written disclosure of a scientific or technical nature, other than a news release, concerning a mineral project on a property material to the issuer identifies and discloses the relationship to the issuer of the qualified person who prepared or supervised the preparation of the technical report or other information that forms the basis for the written disclosure. A "qualified person" for purposes of 43-101 means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation and/or mineral project assessment, has experience relevant to the subject matter of the disclosure and is a member in good standing of a professional association.

Exchange Rates Table and Data

Dollar amounts set forth in this AIF are, except as indicated, stated in United States dollars. The following table sets forth for each period indicated the period-end exchange rates, the average exchange rates and the high and low exchange rates for Canadian dollars. These rates are the noon buying rates in New York City for the purchase of one United States dollar with Canadian dollars.

	Year ended December 31,		
	2000	1999	1998
Year end	1.4995	1.4433	1.5305
Average	1.4854	1.4857	1.4835
High	1.5593	1.5298	1.5765
Low	1.4341	1.4433	1.4075

On February 28, 2001, the noon buying rate was US$1.00/Cdn.$1.5316.

THE COMPANY

Aur is a Canadian company active in the acquisition, exploration, development and mining of mineral properties. Its principal assets consist of its 76.5% shareholding interest in the Quebrada Blanca copper mine in Chile acquired in November, 2000, its 63% shareholding interest in the Andacollo copper mine in Chile, its 30% interest in the Louvicourt copper-zinc-silver-gold mine in Québec and its portfolio of exploration properties located principally in northwestern Québec, central Manitoba and Saskatchewan and Chile.

Aur was incorporated under the Canada Business Corporations Act (the "CBCA") by articles of incorporation on September 14, 1981. By articles of amendment dated March 28, 1983, June 17, 1985, April 21, 1990 and April 24, 1991, the articles of Aur were amended to, among other things, create Aur's current capitalization. In 1985, Aur merged with Brominco Inc., then a 57% owned subsidiary of Aur. On January 1, 1997, Aur merged with 46.2% owned Canada Tungsten Inc. pursuant to a plan of arrangement carried out under the CBCA.

The following chart describes the intercorporate relationships amongst Aur and its material subsidiaries as of December 31, 2000, including the percentage of voting securities of the subsidiary owned by Aur and the jurisdiction of the subsidiary:



AUR RESOURCES INC.
Canada
100%
100%
100%
CANADA TUNGSTEN (CAYMAN) INC.
Cayman Islands
AUR (BARBADOS) INC.
Barbados
AURCAY HOLDINGS INC.
Cayman Islands
100%
AUR QB INC.
Cayman Islands
100%
AUR (BERMUDA) LTD.
Bermuda
0.002%
99.998%
4.52%
47.25%
29.25%
MINERA CANADA TUNGSTEN CHILE LIMITADA
Chile
58.48%
COMPANIA MINERA CARMEN DE ANDACOLLO
Chile
COMPANIA MINERA QUEBRADA BLANCA S.A.
Chile

Unless the context otherwise requires, references herein to "Aur" may include, collectively or individually, one or more of the direct or indirect subsidiaries of Aur.

Aur's executive and registered office is located at Suite 2501, 1 Adelaide Street East, Toronto, Ontario, M5C 2V9 (telephone: (416) 362-2614; fax: (416) 367-0427; e-mail: info@aurresources.com; website: www.aurresources.com).

As at December 31, 2000, Aur's staff consisted of approximately 1,160 people.

BUSINESS OF THE COMPANY

Louvicourt Mine

Ownership Interests

The operation of the Louvicourt mine is governed by a joint venture agreement between Aur, Teck Corporation ("Teck") and Novicourt Inc. ("Novicourt"), a subsidiary of Noranda Inc. ("Noranda"). Aur holds a 30% interest in the joint venture, with Teck and Novicourt holding 25% and 45% interests therein, respectively. Aur is the operator of the joint venture.

Property Interests and Location

The Louvicourt property consists of an 1,800 metre by 1,900 metre area (845 acres) held under various mining leases and mining claims, including a surface lease covering a tailings disposal facility.

The property is located in Louvicourt Township approximately 24 kilometres east of the city of Val d'Or, Québec and is accessed by road off Provincial Highway #117. A 3 km railway spur line connects the operation to the CN railway for the loading and unloading of supplies and the shipment of copper and zinc concentrates.

Geology

The Louvicourt deposit, which was discovered by Aur in 1989, lies within a 1.5 kilometre wide unit of felsic volcanic rocks of the Val d'Or Formation that host numerous copper-zinc massive sulphide occurrences. The property includes the Louvicourt copper-zinc-silver-gold deposit, the up and down dip projection of such deposit and an area along strike both to the east and west of the deposit.

The Louvicourt deposit has a strike length of approximately 350 metres, a dip of 68°-85° and is comprised of a number of folded sulphide zones. These zones have individual thicknesses ranging from 3.0 to 90 metres. It is believed that the sulphide zones represent sulphides deposited on one or two stratigraphic horizons which have subsequently been folded to yield a series of semi-massive to massive sulphide zones accompanied by zones of stringer chalcopyrite and/or disseminated chalcopyrite and pyrite mineralization. The massive sulphide zones consist primarily of pyrite, chalcopyrite and sphalerite with variable amounts of non-sulphide material.

Mineral Reserves and Mineral Resources

The following table presents the mineral reserves and resources at the Louvicourt mine as estimated by Aur as at December 31, 2000:

Mineral Reserves

	t (000's)	Cu (%)	Zn (%)	Ag (g/t)	Au (g/t)
Proven	5,408	3.21	1.78	26.8	0.90
Probable	204	2.27	0.55	17.9	0.45
Total Reserves	5,613	3.18	1.73	26.5	0.88

Mineral Resources (including Reserves)

	t (000's)	Cu (%)	Zn (%)	Ag (g/t)	Au (g/t)
Measured	6,466	3.88	1.82	29.2	0.92
Indicated	660	2.97	2.32	33.1	0.87
Total Resources	7,126	3.80	1.87	29.6	0.92
Inferred	432	1.90	3.03	39.0	0.78

Notes:

"t (000's)" means thousands of tonnes; "g/t" means grams per tonne; "Cu" means copper; "Zn" means zinc; "Ag" means silver; "Au" means gold.

The Louvicourt reserve and resource estimates have been prepared and classified in accordance with the standards established under 43-101. The qualified persons responsible for direct supervision of the estimates are Bernard Salmon, P.Eng., Chief Geologist, Louvicourt Mine, as to the resource estimate and Denis Fleury, P.Eng., Chief Engineer, Louvicourt Mine, as to the reserve estimate. The proven and probable reserves represent those parts of the measured and indicated resources, respectively, that are economically viable after allowing for waste rock dilution, for extraction losses and for historic mine-mill grade adjustment factors. It is unlikely that a material portion of the measured and indicated resources that are not currently classified as reserves can be upgraded to reserves.

The reserve calculations incorporate a copper price of \$0.95/lb. (\$0.85/lb. for material scheduled to be mined in 2001), a zinc price of \$0.55/lb., a silver price of \$5.00/oz., a gold price of \$275/oz. and a net smelter return cut-off of \$24.50.

The resources are stated at a 2% copper equivalent ("CuEq") cut-off grade. The CuEq grades applied to byproduct metals are: 0.33%CuEq for 1% Zn, 0.006%CuEq for 1g/tonne Ag and 0.42%CuEq for 1g/tonne Au. The resource classification is based on block model sample density measured by the number of sample points within a 35 metre spherical radius of a block center. Measured, indicated and inferred resources are composed of blocks with sample densities of 40 or more samples, 20-39 samples and 1-19 samples, respectively.

Resources that do not qualify as reserves do not have demonstrated economic viability.

Mineralogy

The Louvicourt deposit consists of massive, stringer and disseminated sulphides of copper (chalcopyrite), zinc (sphalerite) and iron (pyrite) with associated economically significant gold and silver mineralization.

The copper and zinc sulphides are relatively coarse grained and can be readily concentrated to saleable concentrates using standard flotation circuits. The gold and silver report to the copper concentrates and provide significant precious metal revenues to the mine after smelting. The concentrates have no impurities which currently cause smelter penalties to be incurred.

Underground and Surface Facilities

Access to the deposit is provided via a circular concrete lined shaft sunk to a depth of 945 metres in the footwall of the deposit. Lateral development is generally 4.9 metres wide and 4.3 metres high. An internal ramp connects all underground levels between the 475 and 860 metre levels. A twin ore pass system gravity-feeds ore into a primary crusher located on the 900 metre level which feeds to a 3,500 tonne storage bin for hoisting to surface. Mine equipment is trackless utilizing diesel and electrical power. Paste backfill is utilized to provide ground support and to reduce the volume of tailings required to be stored in the surface tailings facility.

Mining and milling operations are currently conducted on a 7 days-per-week basis.

Surface facilities at the Louvicourt minesite principally consist of a concentrator to produce concentrate for smelting and refining, a headframe and hoisthouse, an automated ventilation fan, a paste backfill plant, office and dry facilities, maintenance shops and a warehouse. Additional surface facilities include maintenance shops, a security gatehouse, a fuel storage facility and a natural gas receiving facility.

The concentrator is a standard differential flotation mill comprised of a grinding section, with a semi-autogenous (SAG) mill, and a flotation section with copper and zinc circuits. The concentrates are stockpiled in a storage shed prior to loading onto rail cars for shipment to a smelter.

Approximately 50% of the tailings are pumped to a submerged tailings pond which inhibits oxidation of the contained sulphides, and hence acid generation, by reducing the oxygen supply. The tailings pond site is located 8 kilometres northwest of the concentrator. The balance of the tailings is placed underground as backfill.

The Louvicourt mine operates in accordance with current Canadian and U.S. standards and practice for environmental protection and meets or exceeds current environmental requirements in Québec. All operating permits required for the mine under applicable environmental and other laws and regulations have been obtained and are in good standing.

Fresh water is supplied by wells drilled into an esker adjacent to the minesite. Water requirements for the concentrator are largely supplied by recirculation of water pumped from underground and mill effluent so that the concentrator is operated to the extent possible with recycled water. Electrical power is supplied from the nearby Hydro Québec power grid.

Approximately 300 persons are employed at the site. The employees are not unionized.

Mine Plan and Concentrate Production

Commercial production was attained at the Louvicourt mine during January, 1995, with the production rate of 4,000 tonnes per day being achieved during June, 1995. In 1996, the production rate was increased to the current rate of 4,300 tonnes per day. As at December 31, 2000, the Louvicourt mine had produced approximately 9.6 million tonnes of ore at an average grade of 3.6% copper, 1.6% zinc, 26.3 g/tonne silver and 0.98 g/tonne gold.

The current proven and probable reserves at the Louvicourt mine can support approximately 4 years of production at the projected steady state mining rate of 4,300 tonnes per day, with milling expected to continue on a 7 days a week basis for at least two years, possibly reducing to 5 days a week thereafter, depending on mining conditions.

Approximately 1.6 million tonnes of ore was mined and milled during 2000. The average head grade was 3.31% copper, 1.41% zinc, 24.7 g/tonne silver and 0.85 g/tonne gold, with a copper recovery of 96.8% to a 28.3% copper concentrate and a zinc recovery of 81.4% to a 55.6% zinc concentrate. Gold recovery was 72.2% and silver recovery 69.2%. Concentrate production during 2000 was 179,478 tonnes of copper concentrate and 32,805 tonnes of zinc concentrate.

Approximately 1.6 million tonnes of ore is scheduled to be milled in 2001. The average head grade of ore to be mined and milled is expected to be approximately 3.40% copper, 1.61% zinc, 26.5 g/tonne silver and 0.98 g/tonne gold, with a copper recovery of 96.5% to a 28.6% copper concentrate and a zinc recovery of 80.1% to a 56.6% zinc concentrate. The 2001 plan estimates a gold recovery of 70.7% and a silver recovery of 67.8%. Concentrate production in 2001 is expected to be 180,322 tonnes of copper concentrate and 35,682 tonnes of zinc concentrate.

Concentrate Sales Agreements

Aur's share of the copper concentrates produced from the Louvicourt mine is currently sold to a subsidiary of Noranda, Noranda Metallurgy Inc. and shipped by rail and smelted at its smelter in Rouyn, Quebec. The prices paid for the payable copper, gold and silver contained in such concentrates are based on London Metal Exchange ("LME") and London Bullion Market Association quotations. Treatment and refining charges are adjusted annually.

Aur's share of the zinc concentrates is currently sold to a Noranda subsidiary, Canadian Electrolytic Zinc Limited, and shipped by rail to and smelted at its smelter in Valleyfield, Quebec. The price paid for the payable zinc contained in such concentrates is based on LME quotations. Treatment and refining charges are adjusted annually.

Operating Costs and Capital Expenditures

The mine site cash operating cost at the Louvicourt mine during 2000 was $24.95 per tonne of ore milled while total cash operating costs (including smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing and net of by-product credits) were $0.43/lb. of copper sold. In 2001, the average mine site cash operating cost is expected to be $26.31 per tonne of ore milled while total cash operating costs are expected to be $0.47/lb. of copper sold.

Capital expenditures for 2000 were $2.1 million. Capital expenditures for 2001 are expected to be $0.8 million.

Quebrada Blanca Mine

The QB Acquisition

On November 22, 2000, Aur completed the purchase from Cominco Ltd. ("Cominco"), Teck and certain subsidiaries thereof (collectively, "Cominco/Teck") of their collective 76.5% shareholding in Compañía Minera Quebrada Blanca S.A. ("QB"), a Chilean private company, together with certain project debt, subordinated debt and guarantee fees owed by QB to Cominco/Teck (the "QB Acquisition"). QB owns a 100% interest in the Quebrada Blanca copper mine (the "QB mine") located in northern Chile.

In conjunction with the QB Acquisition, Aur completed and drewdown a $170 million bank credit facility (the "Facility") and used such funds to partially finance the purchase price paid payable to Cominco/Teck on the QB Acquisition. See "The Facility".

The aggregate purchase price payable to Cominco/Teck by Aur for the 17,825 Series A shares of QB and the QB senior project debt of $56.5 million, subordinated debt of $72 million and $17.5 million of guarantee fees owed by QB to Cominco/Teck acquired by Aur pursuant to the QB Acquisition was an aggregate of $256.1 million. Of the foregoing $256.1 million payable to Cominco/Teck, $180.6 million was paid on November 22, 2000 and a further $0.5 million was paid on February 20, 2001. The amount of $35 million remains payable to Cominco/Teck on December 31, 2003 as well as an amount of up to $40 million during the period 2001-2012 should the copper price equal or exceed $1.10 per lb., adjusted for inflation. The deferred payment of $35 million carries interest at 6% per annum until December 31, 2002 and thereafter at a rate of interest equal to that paid by Aur on the Facility. The said deferred payment is payable in cash or common shares of Aur at Aur's election (unless prepaid, in which case such prepaid amount is only payable in cash) and, if paid in shares, the shares issued are to be valued for such purpose at a price equal to 90% of the lower of (i) the daily weighted average trading price of such shares for the 20 trading days ended December 19, 2003 and (ii) the weighted average trading price of such shares on December 19, 2003. The $40 million contingent payment is only payable as to a maximum of $10 million in any year (or, after 2006 or in certain other circumstances, $2.5 million in any calendar quarter) during the period 2001-2012, inclusive, and only in respect of such year (or, after 2006 or in certain other circumstances, calendar quarter thereof) in which the copper price, on an inflation adjusted basis, averages at least $1.10 per pound. The $56.5 million of QB senior project debt acquired by Aur from Teck comprised part of the aggregate $125.6 million balance of QB senior project debt then owing by QB, which debt was originally incurred to partially finance the development of the QB mine. The remaining $69.1 million of QB senior project debt then owed by QB to certain third party lenders was also acquired by Aur as part of the QB Acquisition, with the result that Aur is now the senior project lender to QB. The $72 million of QB subordinated debt acquired by Aur from Cominco/Teck, which is non-interest bearing, reflects advances previously made by Cominco/Teck to partially fund the development of the QB mine, while the guarantee fees owed by QB arose from guarantees, since released, by Cominco/Teck of the aforesaid senior project debt. Aur has also assumed responsibility for the $8.55 million balance payable by Cominco/Teck to Empresa Nacional de Mineria ("ENAMI"), a Chilean government entity, in connection with the original acquisition of the Quebrada Blanca property by QB from ENAMI, which amount is payable in an

installment of $1.8 million on June 30, 2001 and in installments of $2.25 million on June 30 in each of 2002, 2003 and 2004.

As well, in connection with the QB Acquisition, Aur issued Cominco/Teck an aggregate of 5 million common shares of Aur for aggregate subscription proceeds of CDN$12.45 million, being CDN$2.49 per share. Cominco/Teck currently hold in the aggregate approximately 10.2% of Aur's currently issued 90,729,775 common shares.

Ownership Interests

Aur owns 17,825 or 90% of the Series A shares of QB, Inversiones Mineras S.A. ("Pudahuel"), a Chilean private company, owns 1,980 or 10% of the Series A shares and 1,165 or 100% of the Series C shares of QB and ENAMI holds 2,330 or 100% of the Series B shares of QB. The owners of the Series A shares of QB were responsible for providing, on a pro rata basis, 100% of the capital required to develop and bring the QB mine into commercial production and remain responsible for providing any further capital required in connection with ongoing mine operations, including any capital expenditures. The Series B shares of QB are voting, carry dividends equal in value per share to those payable on the Series A shares and are always to be equal in number to 10% of the aggregate number of Series A, Series B and Series C shares of QB outstanding from time to time, without being required to contribute any further capital. The Series C shares of QB are voting, carry dividends equal in value per share to those payable on the Series A shares and are always to be equal in number to 5% of the aggregate number of Series A, Series B and Series C shares of QB outstanding from time to time, without being required to contribute any further capital. Pursuant to a shareholders' agreement amongst the Series A, B and C shareholders (the "QB Shareholders Agreement"), at least 30% of the net profits of QB in each year must be distributed as dividends once QB has repaid the existing senior project debt that it currently owes to Aur. Subject to the foregoing, as it is currently intended that all debt, including subordinated debt and other obligations of QB will be repaid prior to the payment of dividends, the Series B and Series C shares in essence provide the holders thereof with, respectively, the equivalent of a 10% and a 5% net profits interest in the QB mine. ENAMI is also entitled to receive, under the by-laws of QB, a per pound price participation in copper sales from the QB mine equal to 10% of the amount by which the average realized sales price per pound for copper sold by the mine in any calendar year exceeds a specified inflation indexed price for such year, which price, for 2000, was $1.31/lb.

In a transaction related to the QB Acquisition, Aur granted Pudahuel the non-transferable right (the "Pudahuel Option") to purchase from Aur, on or before December 31, 2001, 2,213 Series A shares of QB together with 9.5/76.5ths of the senior and subordinated debt and guarantee fees purchased by Aur from Cominco/Teck for $27.5 million, being the price, on a pro-rata basis, paid by Aur to Cominco/Teck for such interests, and on terms essentially equivalent to the terms under which Aur acquired such interests from Cominco/Teck, plus accrued interest at the rate of 9% per annum thereon from November 22, 2000 to the date of exercise. Pudahuel agreed, in consideration of the grant to it of the Pudahuel Option, to waive its right of first offer to purchase the Series A shares of QB sold by Cominco/Teck to Aur. In the event that Pudahuel exercises the Pudahuel Option, Aur's current shareholding in QB will be reduced to 67% and Pudahuel's current shareholding in QB of 13.5% would increase to 23%.

Pursuant to the QB Shareholders Agreement, Aur is entitled to appoint four members to QB's board of directors, with Pudahuel being entitled to appoint one such member and ENAMI being entitled to appoint two such members.

The Facility

In conjunction with the QB Acquisition, Aur completed and drewdown the Facility on November 22, 2000 from a syndicate of eleven banks (collectively, the "Lenders") and used such funds to partially finance the QB Acquisition.

The Facility has been advanced to Aur in two tranches, the first tranche (Tranche "A") being in the amount of $160 million and the second tranche (Tranche "B") being in the amount of $10 million.

Tranche A is repayable in 13 semi-annual installments commencing June 30, 2001 and ending June 30, 2007. The semi-annual installment payments vary in amount, are $4.2 million in 2001 and range from $12.2 million to $16.5 million during 2002-2007. Tranche B has no scheduled repayments and is repayable from excess cash flow (as defined) generated by Aur's mining operations, with a final maturity date of June 30, 2007. In addition to the Tranche A scheduled principal repayments, between 40% and 100% of excess cash flow is required to be utilized to repay a portion of Tranche A and Tranche B on each payment date, with the relevant percentage thereof required to be so utilized to be determined by the debt service coverage ratio as at the relevant payment date. Of excess cash flow required to be utilized for such repayments, 75% thereof is required to be utilized to repay Tranche A and 25% thereof is required to be utilized to repay Tranche B. All proceeds received by Aur from any exercise of the Pudahuel Option are also required to be utilized to repay the Facility. Further, should the debt service coverage ratio not meet or exceed a specified level at any time during the term of the Facility, 100% of Aur's cash flow must be applied to repay the Facility during such time. (For purposes of the Facility, the debt service coverage ratio as at each relevant calculation date is the ratio of the net cash flow generated by Aur's mining operations during the relevant calculation period to the relevant debt service requirements under the Facility.) Failure at any time during the term of the Facility for the debt service coverage ratio to be at least a specified level or for Aur to maintain minimum cash levels of between $15 million and $20 million (depending on the completion of certain capital expenditure programs and the meeting of certain production and cost parameters) will also constitute a default under the Facility.

Borrowings under the Facility are denominated in United States currency. The applicable rates of interest are floating and vary depending on the manner of advance selected. Interest rates under Tranche A vary from LIBOR plus 2.0% to LIBOR plus 3.0% based on the debt service coverage ratio and the term to maturity of the Facility. Interest rates under Tranche B vary from LIBOR plus 3.125% to LIBOR plus 4.375% based on the debt service coverage ratio and the term to maturity of the Facility.

The Facility is secured by a first charge on all of Aur's material property and assets. The Facility also provides for customary events of default, including a change of control of Aur and/or any third party mergers without the Lenders' consent; however, there are no restrictions on Aur paying dividends or making other distributions to shareholders so long as the Facility is in good standing. Aur also has the right to prepay the Facility at any time.

Property Interests and Location

QB owns the exploitation and/or exploration rights over an area of approximately 80 square kilometres in the immediate area of the Quebrada Blanca deposit pursuant to various mining concessions and other rights. In addition, QB owns surface rights covering the mine-site and other areas aggregating approximately 3,150 hectaresas well as certain other exploration rights in the surrounding area.

The QB mine is located in northern Chile approximately 170 km southeast of the port city of Iquique and 1,500 km north of the city of Santiago, the capital of Chile. Access to the mine-site is via a combination of paved roads from Iquique, including the Pan American highway, and unpaved roads. There is also a 2,700 metre long airstrip which serves the QB mine.

The property is in the high Andean plateau or altiplano at an altitude of between 4,150 metres and 4,400 metres. The Quebrada Blanca property is characterized by rounded hills cut by steep sided erosional gulleys. The climate is arid or semi-arid with rain and snow precipitation totalling 150 mm to 200 mm per year. Temperatures typically range from 8°C to minus 5°C in the winter and from 15°C to 0°C in the summer.

Geology

The QB orebody is a porphyry copper deposit located in a 30-40 km wide belt of volcanic and sedimentary rocks which contains a number of the world's largest copper mines including Collahuasi (10 km to the east) and Chuquicamata (190 km to the south). All of these deposits are spatially related to a major north-south fault, the West Fissure Fault, or to splays off this fault.

The QB orebody occurs within a 2 km x 5 km quartz monzonite intrusive stock. Supergene enrichment processes have dissolved and redeposited the primary (hypogene) chalcopyrite as a blanket of supergene copper sulphides, the most important being chalcocite and covellite, with lesser copper oxides/silicates such as chrysocolla in the oxide zone. The supergene mineralization averages 80 metres in thickness and is, for the most part, overlain by a 100 metre thick, low grade or waste leached cap and unmineralized rock and gravels. Irregular transition zones, with (locally) faulted contacts separate the higher and lower grade supergene/dump leach ores from the leached cap and hypogene zones.

Mineral Reserves and Resources

The following table presents mineral reserves and resources at the QB mine as estimated by QB for 100% of the heap leach, dump leach and oxide leach categories as at December 31, 2000:

Mineral Reserves

	Heap Leach		Dump Leach		Oxide Leach		Total	
Category	t (000's)	TCu%	t (000's)	TCu%	t (000's)	TCu%	t (000's)	TCu%
Proven	31,686	1.20	17,320	0.60	4,150	0.58	53,156	0.96
Probable	53,170	1.04	21,165	0.56	5,267	0.58	79,602	0.88
Total	84,856	1.10	38,485	0.57	9,417	0.58	132,758	0.91

Mineral Resources (including Mineral Reserves)

	Heap Leach		Dump Leach		Oxide Leach		Total	
Category	t (000's)	TCu%	t (000's)	TCu%	t (000's)	TCu%	t (000's)	TCu%
Measured	32,571	1.18	18,662	0.60	4,152	0.58	55,385	0.94
Probable	59,875	1.01	32,286	0.52	5,284	0.58	97,445	0.82
Total	92,446	1.07	50,948	0.55	9,436	0.58	152,830	0.87
Inferred	19,352	0.87	29,562	0.43	4,886	0.55	53,800	0.60

Notes:

"t (000's)" means thousands of tonnes; "TCu%" is the percent assayed total copper grade.

The QB mineral reserve and resource estimates have been prepared and classified in accordance with the standards established under 43-101. The qualified persons responsible for the mineral resource and reserve estimates, respectively, are Johny Bonilla, Chief Mine Geologist, QB Mine and Victor Pinto, Mine Superintendent, QB Mine, under the supervision of David J. Libby, P.Eng. Vice-President, Mining Operations, Aur South America Division. The proven and probable reserves comprise those portions of the measured and indicated resources, respectively, that are contained within the currently planned final pit outline which was derived from the QB 1999 block model and adjusted for the pit topography at December 31, 2000. Proven reserves and measured resources include broken stockpiles totalling 15.6 million tonnes grading 0.59 TCu%, with the remainder being in situ.

The mineral reserves and resources were estimated using a copper price of $0.90/lb. and cut-off grades of 0.40 RCu% for heap leach mineralization, 0.12 RCu% for dump leach mineralization and 0.32 RCu% for oxide leach mineralization, where RCu% represents the estimated recovered copper grade for the mineral reserve and resource categories.

The mineral resource classification is based on block model sample density measured by the number of composites in each polygon, using a search ellipsoid of 50 x 50 x 37.5 m. for the measured mineral resources, 100 x 100 x 100 m for the indicated mineral resources and greater than 100 x 100 x 100 m for the inferred resources.

Resources that do not qualify as reserves do not have demonstrated economic viability.

The primary (hypogene) deposit which underlies the supergene mineralization is essentially unexplored. The limited drilling completed to date has intersected significant hypogene copper mineralization and, accordingly, potential exists to outline reserves and/or resources of hypogene ore.

Mining and Processing

Production commenced in August 1994 and, as of December 31, 2000, the QB mine had produced 400,514 tonnes of cathode copper from 38.1 million tonnes of ore mined and stacked at an average grade of 1.57% total copper. Taking into account the existing heap inventory, recoveries from the heap leach operation have averaged approximately 80% of the total copper delivered to the pads and these rates are

expected to continue. Dump leach recoveries are forecast to be approximately 30% and oxide leach recoveries, 80%.

During 2000, 5.9 million tonnes of heap leach ore at a grade of 1.49% total copper were mined, crushed and stacked on the leach pads, 1.9 million tonnes of dump leach and oxide ore at an estimated grade of 0.57% total copper were stockpiled and a total of 20.9 million tonnes of waste were also mined, yielding a strip ratio of 2.65:1. During 2001, 6.6 million tonnes of heap leach ore at a grade of 1.51% total copper is scheduled to be mined, crushed and stacked on the leach pads, 1.5 million tonnes of dump leach and oxide ore averaging 0.80% total copper is to be stockpiled and 21.1 million tonnes of waste is also to be mined, yielding a strip ratio of 2.58:1.

The QB life of mine plan involves the open-pit mining of approximately 18,000 tonnes per day ("tpd") (6.6 million tonnes per year) of supergene mineral reserves amenable to heap leaching, up to 27,000 tpd of dump leach and oxide mineral reserves and up to 60,000 tpd of waste. The current proven and probable reserves at the QB mine are sufficient to sustain production at the planned rates for at least 12 years.

The QB processing facilities produce cathode copper by utilizing crushing, agglomerating, stacking, heap leaching, solvent extraction and electrowinning (SX-EW) processes.

Mining on 15 metre benches is carried out using standard drilling and blasting techniques, mucking with 27 cu. yd. shovels and hauling of the ore and waste with a fleet of eight 157 tonne trucks. Heap leach ore is delivered to a 3 stage crushing facility located close to the open-pit and then crushed and conveyed to a rotary agglomeration facility where it is pre-treated with hot water and sulphuric acid before being stacked 8 metres high on 2 dynamic (load-unload) leach pads, utilizing a grasshopper stacking system which was developed in 2000 to replace the existing multiple lift pad system. Sulphuric acid is applied to the ore using drippers to dissolve the copper with the assistance of bacteria and air. The leaching process recovers approximately 85% of the soluble copper in approximately 210 days. The dynamic leach pad arrangement is sufficient in size to allow for up to 450 days of leaching time before spent ore is removed.

Copper-bearing solutions are collected from the leach pads and piped to the solvent extraction and electrowinning (SX-EW) plant. The solvent extraction consists of three parallel circuits with each circuit comprised of two extraction stages and one stripping stage to concentrate the copper sulphate solutions for supply to the electrowinning plant. Cathode copper is produced by the electrowinning of the copper in solution, utilizing electrolysis to deposit the copper onto stainless steel cathodes. The SX-EW plant has a design capacity of 6,250 tonnes of cathode copper per month. The cathode copper produced is trucked to Iquique for shipment to purchasers.

The QB mine operates in accordance with current Canadian and U.S. standards and practice for environmental protection and meets or exceeds current environmental requirements in Chile. All operating permits required for the mine under applicable environmental and other laws and regulations have been obtained and are in good standing.

Up to 40 MW of electrical power for the mine-site is currently supplied by onsite diesel generators using heavy oil fuel. Process water is supplied from 7 QB owned

water wells and associated water rights located in the Salar de Michincha and pumped through a 38 kilometre long pipeline to the site.

Mine infrastructure includes an administration office, an analytical and metallurgical laboratory, maintenance facilities, a warehouse, power house and fully serviced camp.

The labour force employed in the operation of the mine, excluding approximately 510 people employed by on-site contractors, totalled approximately 565 people as at December 31, 2000. Most of the foregoing employees and contractor personnel work on a 7 days on, 7 days off, 12 hours per day schedule to minimize employee travel to the site, with bus transportation being supplied to and from Iquique. Senior staff work on a 4 days on, 3 days off schedule. QB also has an office in Iquique (12 employees).

The QB mine is unionized, with the current union contract expiring in June, 2004.

Cathode Production

In 2000, the QB mine produced 68,615 tonnes of cathode copper, of which 74% was LME Grade A material and 26% was LME Standard Grade material. Production in 2001 is expected to be 75,000 tonnes of cathode copper.

Marketing

Sales agreements have been entered into with Marc Rich & Co., Investment A.G. ("Marc Rich"), Glencore Asesorias Ltda. and Metals and Commodity Limited whereunder 2,500 tonnes per month, 2,000 tonnes per month and 500 tonnes per month of cathode copper will be sold respectively to such entities in 2001 at prices based on LME quotations, plus a premium. The remainder of the QB mine production will be sold by agents or on the spot market directly to customers.

Operating Costs and Capital Expenditures

The average direct cash operating cost during 2000 (including marketing and transportation costs) was $0.52/lb. of cathode copper sold. For 2001, the average direct cash operating cost is expected to be $0.51/lb. of cathode copper sold.

It is anticipated that up to $50 million of the operating cash flow generated by the QB mine will be reinvested in the mine during the period 2001-2003 in order to enhance the quality of the cathode copper produced, to increase annual production to 80,000 tonnes of cathode copper beginning in 2003 and thereafter and to reduce operating costs. The foregoing capital expenditures are to improve the filtration system, establish a two stage ILS-PLS leaching circuit, establish a dump leach operation and connect the QB mine to the 220 kV electrical line currently supplying the nearby Collahuasi mine in order to reduce the QB mine's electrical costs and provide additional power. Dump leach (low grade supergene) ore and oxide ore have to date been stockpiled, uncrushed, for leaching at a later date. As the average grade of the heap leach ore becomes lower during the life of the QB mine, production from the heap leach ore is to be supplemented by copper leached from dump and oxide ore types as required in future years in order to maintain annual copper production at 80,000 tonnes. Life-of-mine cash operating costs (including all marketing and

transportation costs) are expected to average $0.49 per pound of copper produced at the 80,000 tonnes per annum production rate.

In addition, a program of infill drilling, designed to further upgrade mineral resources to reserves, is ongoing and will result in updated mineral resource and reserve estimates and mine plan being prepared during 2001. Exploration work is also planned adjacent to the existing open pit with a view to increasing the mineral reserves.

Andacollo Mine

Ownership Interests

The Andacollo property is owned by a Chilean private company, Compañía Minera Carmen de Andacollo ("CDA"). Aur owns 70% of the Series A shares of CDA, with Compañía Minera del Pacifico S.A. ("CMP"), a Chilean mining enterprise, owning the remaining 30% of the Series A shares of CDA. ENAMI holds 100% of the Series B shares of CDA. Aur and CMP, as the owners of all the Series A shares of CDA, provided, on a 70:30 basis, 100% of the funds required to develop and bring the Andacollo deposit into commercial production and remain responsible for providing any further capital required in connection with ongoing mine operations, including any capital expenditures. The Series B shares of CDA are voting, carry dividends equal in value per share to those payable on the Series A shares and are always to be equal in number to 10% of the aggregate number of Series A and Series B shares of CDA outstanding from time to time, without being required to contribute any further capital. As it is currently intended that all debt incurred by CDA to put the Andacollo mine into production will be repaid prior to the payment of dividends, the Series B shares in essence provide ENAMI with the equivalent of a 10% net profits interest in the mine.

Aur acquired its Series A shares of CDA in 1995 from ENAMI and Compañía Minera Nacional Limitada for an aggregate purchase price of $3,290,000, of which $1,470,000 remains payable in 6 equal annual installments of $245,000, payable by November 30 in each of the years 2001-2006.

Pursuant to CDA's by-laws, Aur is entitled to appoint four members to CDA's board of directors, with CMP being entitled to appoint two such members and ENAMI being entitled to appoint one such member.

Property Interests and Location

CDA owns the exploitation and/or exploration rights over an area of approximately 206 square kilometres in the area of the Andacollo deposit pursuant to various mining concessions and other rights. In addition, CDA owns the surface rights covering the mine-site and other areas aggregating approximately 21 square kilometres.

The Andacollo property is located in Coquimbo Province in central Chile. The site is adjacent to the town of Andacollo, approximately 55 km southeast of the port city of La Serena and 350 km north of Santiago. Access to the Andacollo mine is by paved roads from La Serena, including the Pan-American highway. This area lies at the southern limit of the Atacama Desert among northerly trending valleys bounded by low rolling foothills of the Andes at an elevation of approximately 1,000 metres.

The climate around Andacollo is transitional between the desert climate of the northern zone and the Mediterranean climate of the Santiago area.

Geology

The Andacollo orebody is a porphyry copper deposit consisting of disseminated and fracture controlled copper mineralization contained within a gently dipping sequence of andesitic to trachytic volcanic rocks and sub-volcanic intrusions. The mineralization is spatially related to a feldspar porphyry intrusion and a series of deeply rooted fault structures. The primary pyrite-chalcopyrite deposit has been exposed at surface and subjected to surface weathering processes resulting in the formation of a leached zone ranging from 10 to 60 metres thick and averaging approximately 30 metres in thickness. The original copper sulphides leached from this zone have been re-deposited mainly as copper silicate (chrysocolla) in an oxide zone and as supergene copper sulphides (chalcocite with lesser covellite) both below the leached zone. This supergene-oxide blanket which comprises the current mineral resource at Andacollo occupies an area of approximately 1,500 metres by 1,000 metres, ranges in thickness between 5 and 80 metres and grades downwards into a primary (hypogene) zone mineralized with pyrite and chalcopyrite.

Mineral Reserves and Resources

The following table presents the mineral reserves and resources at the Andacollo mine as estimated by Aur for 100% of the oxide and supergene portions of the deposit as at December 31, 2000:

Mineral Reserves

	t (000's)	TCu %	SCu %
Proven	18,910	0.77	0.68
Probable	4,329	0.68	0.59
Total Reserves	23,239	0.75	0.67

Mineral Resources (including Reserves)

	t (000's)	TCu %	SCu %
Measured	34,142	0.63	0.53
Indicated	15,447	0.52	0.43
Total Resources	49,589	0.60	0.50
Inferred	258	0.43	0.38

Notes:

"t (000's)" means thousands of tonnes; "TCu%" is the percent assayed total copper grade; "SCu%" is the percent soluble copper, which is the sum of the acid soluble copper assay and cyanide soluble copper assay.

The Andacollo mineral reserve and resource estimates have been prepared and classified in accordance with the standards established under 43-101. The qualified persons responsible for the mineral resource and reserve estimates, respectively, are Neil Barr, P.Geo., Chief Mine Geologist, Andacollo Mine, and Roberto Diaz, formerly Chief Engineer, Andacollo Mine, under the supervision of David J. Libby, P.Eng. Vice-President, Mining Operations, Aur South America Division. The proven and probable reserves comprise those portions of the measured and indicated resources, respectively, that are contained within the August, 2000 pit design which was derived from the July 2000 block model and adjusted for the pit topography at December 31, 2000.

Additional low grade mineral reserves totalling 5.8 million tonnes grading 0.36 TCu% (0.27 SCu%) in the proven category and 1.6 million tonnes grading 0.41 TCu% (0.27 SCu%) in the probable category are being stockpiled and will be available for leaching at the end of the projected mine life.

The mineral reserves and resources were estimated using a copper price of $0.95/lb. ($0.85/lb. for material to be mined in 2001) and variable cut-off grades ranging from 0.20 SCu% to 0.38 SCu%. Proven reserves and measured resources include broken stockpiled reserves, totalling 247,000 tonnes averaging 0.82% TCu, with the remainder being in situ. Measured resources are defined by a minimum 22 drill hole composites (drill hole spacing at approximately 50 metres). Indicated resources are defined by between 3 and 21 drill hole composites (drill hole spacing at approximately 50 x 75-100 metres) and inferred resources, by up to 2 composites and drillholes spaced at over 100 metres.

Resources that do not qualify as reserves do not have demonstrated economic viability.

A primary, copper-gold sulphide mineral resource containing principally chalcopyrite mineralization has been outlined by drilling beneath the oxide and supergene mineralization at Andacollo. A pre-feasibility study was carried out by Aur in 1998 involving the preparation of a preliminary development and mining plan and an estimate of the capital and operating costs required to develop a conventional sulphide milling operation producing copper concentrates. The study established measured and indicated mineral resources as follows:

	Cut-Off Grade	Tonnes (millions)	TCu (%)	Au (g/t)
In-Pit Measured & Indicated Resource	0.30 CuEq	312	0.46	0.15
In-Pit Measured & Indicated Resource	0.40 CuEq	178	0.52	0.17

Notes:

"TCu%" means assayed total copper grade; "CuEq" means copper equivalent. Metal prices used in study: Cu, $1.00/lb; Au, $300.00/oz. Copper equivalency takes into account the expected recoveries of copper and gold.

At the time of completion of the study, measured and indicated resources were not classified separately.

Resources that do not qualify as reserves do not have demonstrated economic viability.

The pre-feasibility study indicated that it could be economic to develop the above resources at copper prices above approximately $0.95 per pound.

Mining and Processing

Commercial production was attained at the Andacollo mine during January, 1997, with full production being achieved in March, 1997. As at December 31, 2000, the Andacollo mine had produced 86,657 tonnes of cathode copper from the mining of 12.96 million tonnes of ore at an average grade of 1.00% total copper or 0.81% soluble copper.

The CDA life-of-mine production plan provides for the mining and processing of 23.2 million tonnes of ore at an average grade of 0.75% total copper or 0.67% soluble copper over a 7 year period and the production of approximately 140,000 tonnes (310 million pounds) of LME Grade A cathode copper. The current proven and probable heap leach reserves at the Andacollo mine represent approximately 7 years of production at the projected steady state mining rate of approximately 3.4 million tonnes of ore per year. To access the mineable ore, approximately 82 million tonnes of waste rock (including 7.3 million tonnes of low grade reserves which will be stockpiled for possible treatment at the end of the life of the mine) will be mined from the pit over the remaining life of the mine at an average strip ratio of 3.56:1. Infill drilling, scheduled to be completed during 2001, is expected to result in revisions being made to the mineral reserves and resources and the mine plan.

During 2000, 3.4 million tonnes of ore at a grade of 0.94% total copper or 0.79% soluble copper were mined, crushed and stacked on the leach pads while 9.3 million tonnes of waste and low grade material were also mined, yielding a strip ratio of 2.69:1. During 2001, 3.4 million tonnes of ore at a grade of 0.86% total copper or 0.72% soluble copper are scheduled to be mined, crushed and stacked on the leach pads while 13.6 million tonnes of waste and low grade material will also be mined, yielding a strip ratio of 4:1.

The Andacollo processing facilities produce LME Grade A cathode copper by utilizing crushing, agglomeration, heap leaching, solvent extraction and electrowinning (SX-EW) processes. The Andacollo mine cathode copper was granted LME brand registration in May, 1999.

Standard drilling and blasting techniques are used to mine the deposit on 5 metre benches which are mucked in increments of 2.5 metres using two 7.0 cu. metre hydraulic shovels in a backhoe configuration, thereby optimizing grade control. The ore and waste is hauled with eight 91 tonne trucks. Supergene and oxide ore is delivered to a 3 stage crushing facility.

The ore is then crushed and conveyed to a rotary agglomeration facility where it is pre-treated with sulphuric acid and placed on leach pads in multiple lifts of 7 metres each. Sulphuric acid is applied to the ore to dissolve the copper with the assistance of bacteria. The leaching process recovers approximately 85% of the soluble copper in approximately 280 days. The resultant copper-rich solutions are then collected and piped to the solvent extraction-electrowinning (SX-EW) plant.

The SX-EW plant's solvent extraction system utilizes two extraction and one stripping stage to concentrate the copper sulphate solutions for supply to the electrowinning plant. Copper is produced by the electrowinning of the copper in solution, using electrolysis to deposit the copper onto stainless steel cathodes. The cathode copper produced is trucked to the Chilean ports of Valparaiso or San Antonio for shipment to purchasers.

The Andacollo mine operates in accordance with current Canadian and U.S. standards and practice for environmental protection and meets or exceeds current environmental requirements in Chile. All operating permits required for the mine under applicable environmental and other laws and regulations have been obtained and are in good standing.

Electric power is supplied from El Peñon, near La Serena, and transmitted a distance of 20 km to the Andacollo site using a 110 kV power line. Process water is

supplied from a CDA owned water well and associated water rights near El Peñon, pumped through a 28 km long pipeline to the site.

Mine infrastructure includes an administration office, an analytical and metallurgical laboratory, maintenance facilities and a warehouse.

The labour force employed in the operation of the mine, excluding approximately 93 people employed by on-site contractors, totalled approximately 250 people as at December 31, 2000. The employees of CDA at the mine-site established a union in 2000, with the initial union contract negotiated at such time expiring in June, 2004..

Cathode Production

In 2000, the Andacollo mine produced 22,028 tonnes of LME Grade A cathode copper. Production in 2001 is expected to be at least 21,500 tonnes of cathode copper.

Marketing

A sales agreement has been entered into with Marc Rich whereunder 1,500 tonnes per month of the Andacollo mine's cathode copper will be sold to Marc Rich in 2001 at prices based on LME quotations plus a premium. The remainder of the Andacollo mine production will be sold by agents or on the spot market directly to customers.

Operating Costs and Capital Expenditures

The average direct cash operating cost during 2000 (including all marketing and transportation costs) was $0.47/lb. of cathode copper sold. For 2001, the average direct cash operating cost is expected to be $0.52/lb. of cathode copper sold.

Capital expenditures in 2000 were $0.2 million and are expected to be $1.7 million in 2001.

Exploration and Other Properties

General

As at December 31, 2000, Aur had a portfolio of approximately 100 mineral properties, ranging from properties on which resources have been established to properties in the initial exploration stage. Exploration remains an important element of Aur's overall corporate growth strategy. Aur's exploration efforts are concentrated in Canada and Chile and are focussed on the discovery of polymetallic massive sulphide deposits and bulk mineable copper and/or gold deposits.

In 2000, Aur completed exploration programs on 21 of its properties at a total cost of $4.7 million, of which Aur's share was $3.9 million. Aur operated all of the exploration programs on which funds were expended in 2000. Of the foregoing expenditures, $1.2 million (25%) was expended on gold exploration and $3.5 million (75%) on base metal exploration. On a geographic basis, $1.8 million (40%) was spent in Québec, $0.9 million (19%) in Manitoba/Saskatchewan, $0.9 million (18%) in the western United States and $1.1 million (23%) in Chile. Drilling accounted for 41% of

the total expenditures with the completion of 71 holes totalling 32,800 metres on 13 projects.

Aur's 2001 budget provides for exploration work to be carried out on up to 15 properties at a total cost of $5.3 million, with Aur's share being $4.5 million and the remaining $0.8 million being provided by joint venture partners and government grants. The expenditures have been allocated as to 80% to base metals and 20% to gold. On a geographic basis, the budget is allocated as to $2.6 million (49%) to Québec, $0.9 million (17%) to Manitoba/Saskatchewan, $1.6 million (30%) to Chile and $0.2 million (4%) elsewhere. Drilling of 22,100 metres on 11 projects will account for 30% of the budgetted expenditures. Further, following its completion in 2000 of a two-dimensional seismic survey in the area of the Louvicourt mine designed to test a relatively new application of seismic search technology, Aur intends to carry out a three-dimensional seismic survey over a 28 square kilometre area in the area of the Louvicourt mine in an effort to identify new exploration drilling targets, particularly targets for massive sulphide deposits, at depths of greater than 500 metres.

Aurbel Gold Mill

The 1,500 ton per day Aurbel gold mill, which is 100% owned by Aur, is located approximately 10 km east of Val d'Or, Québec. It is anticipated that the mill will continue to be kept on a care and maintenance basis in 2001.

Risk Factors and Governmental Regulation

Copper Price Volatility

The profitability of Aur's operations is and will continue to be primarily dependent upon the price of copper. Copper (and other) metal prices have historically been subject to dramatic fluctuations and are affected by numerous factors which are unpredictable, including international economic and political conditions, speculative activities, the relative exchange rate of the U.S. dollar with other currencies, inflation, global and regional levels of supply and demand, availability and costs of metals or substitutes for metals and the metal inventory levels maintained by producers and others. The volatility of copper prices is illustrated in the following table which sets forth the average of the daily cash settlement prices on the LME of copper (per lb.) for 1980, 1985, 1990 and each year thereafter until 2000:

1980	1985	1990	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000
$0.99	$0.64	$1.21	$1.06	$1.31	$0.87	$1.05	$1.33	$1.06	$1.03	$0.75	$0.71	$0.82

The cash settlement price of copper on the LME was $0.80/lb. on February 28, 2001.

Development and Mining Risks

The business of mining generally involves a high degree of risk. No assurance can be given that the development and bringing into commercial production of a mine will be completed as contemplated and for the estimated capital costs or within the estimated time schedule. Also, no assurance can be given that the intended production schedule, metal recoveries, estimated operating costs and/or that profitable operations can or will be achieved. Hazards such as unusual or unexpected geological formations, rock bursts, cave-ins, floods, earthquakes and other hazards

involved in development work and/or mining operations may also adversely affect operations.

Nature of Mineral Exploration and Development

The exploration for and development of mineral properties includes significant financial risks which even a combination of careful evaluation, experience and knowledge cannot eliminate. While the discovery of an orebody may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves by drilling, to construct mining and processing facilities at a site, to develop metallurgical processes and to extract metals from the ore and to obtain all requisite governmental permits and approvals.

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but a combination of these factors may result in Aur not receiving an adequate return on invested capital. In addition, assuming discovery of an economic orebody, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced. Accordingly, there can be no assurance that Aur's current work programs will result in any new commercial mining operations or yield new reserves to replace and/or expand current reserves.

Mineral Reserves, Resources and Metallurgy

Although Aur believes the reserve and resource figures calculated for its Louvicourt, QB and Andacollo mines are accurate and believes that the methods used to estimate such reserves are appropriate, such figures are only estimates. Reserve estimates are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. Should the mineralization and/or the configuration of a deposit ultimately turn out to be significantly different from those currently envisaged, then the proposed mining plan may have to be altered in a way that could affect the volume and grade of the reserves mined and rates of production and consequently could adversely affect the profitability of the mining operations. Further, a decline in the market price of copper or other metals may render reserves containing relatively lower grades of mineralization uneconomic. In addition, actual copper recoveries may vary from estimated recoveries in a way which could adversely affect operations. Moreover, short term operating factors relating to the ore reserves, such as the need for orderly development of the orebody and/or the processing of a new or different ore grades, may cause the mine operations to be unprofitable in any particular period.

Competition for Properties

Because mines have limited lives based on mineral reserves, Aur is therefore continually seeking to replace and expand its reserves. Aur encounters strong competition from other mining companies in connection with the acquisition of properties producing or capable of producing copper, zinc, gold, silver and other minerals. As a result of this competition, Aur may be unable to acquire attractive mining properties on terms it considers acceptable.

Adverse Consequences of Financial Leverage

Aur currently has outstanding secured bank debt of $170 million In addition, Aur is required to pay Cominco/Teck $35 million in respect of the QB Acquisition by December 31, 2003. See "Business of the Company – Quebrada Blanca Mine".

The degree of Aur's leverage has important consequences to Aur, including requiring the majority of Aur's cash flow from operations to be dedicated to debt service, thereby reducing the funds available for other operations and future business opportunities and increasing Aur's vulnerability to adverse economic and industry conditions during the debt repayment period. In addition, the terms of the Facility restrict Aur's ability to, among other things, incur any additional material indebtedness and to make other material business commitments.

The ability of Aur to repay its outstanding debt and obligations will principally depend on, among other things, future copper prices (see "Copper Price Volatility" above), interest rates, the future operating performance of Aur's mines and Aur's ability to refinance its indebtedness and/or to raise equity capital should such become necessary. Each of these factors is to a large extent subject to economic, financial, competitive and other factors beyond Aur's control.

Chilean Operations

The QB and Andacollo mines are located in Chile and mineral exploration and mining activities may be affected in varying degrees by Chilean political and economic stability and related government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of Aur and may adversely affect its operations.

Governmental Regulation

The mineral industry in North America, South America and elsewhere operates under the sphere of federal, provincial, state, regional and municipal legislation governing exploration, development and mining activities. Such legislation typically relates to the method of acquisition of and the system of tenure for mineral rights, labour, health, safety and environmental standards, royalties, mining and income taxes and other matters.

Aur's operations may also be affected to varying degrees by government regulations in the various jurisdictions within which it operates including such matters as restrictions on production, price controls, export controls, tax increases, expropriation of property, environmental legislation or changes in conditions under which metals may be marketed.

In addition, the development and operation of a mine typically entails compliance with applicable environmental legislation and/or review processes and the obtaining of land use and other permits, water licenses and similar authorizations from various governmental agencies. Failure to comply with this legislation and/or any permits and authorizations issued thereunder may lead to issuance of orders and/or notices interrupting or curtailing operations or requiring the installation of additional equipment and/or the taking of preventative or remedial action.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected financial data with respect to Aur on a consolidated basis for the years indicated. The information appearing below has been derived from and should be read in conjunction with the consolidated financial statements of Aur and notes thereto. See "Business of the Company – Quebrada Blanca Mine" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for detailed information and for factors affecting the comparability of the data in the following table:

	Year Ended Dec. 31,		
	2000	1999	1998
	(in $000's except per share amounts)		
Revenues	89,493	73,070	68,912
Assets	465,967	189,356	180,809
Long-Term Debt	183,186 (1)	8,483 (2)	1,621 (3)
Net Earnings (Loss)	(14,954)	1,129	(5,216)
Net Earnings (Loss) per common share(4)	(0.19)	0.02	(0.07)

Notes:

(1) Comprised of amounts owing under the Facility, the liability portion of convertible debt and obligations under capital leases and on purchased property.
(2) Comprised of amounts owing under obligations under capital leases and on purchased property.
(3) Comprised of amounts owing under obligations on purchased property.
(4) The per share earnings (loss) figures are the same on an undiluted and fully diluted basis.

Aur paid a dividend of Cdn. $0.05 per common share on each of June 30, 1999 and June 30, 1998, such dividends being the only dividends paid by Aur since its incorporation. In order to maximize its cash balances and therefore minimize the need to raise capital to finance the QB Acquisition, Aur did not pay any dividends in 2000. Subsequent to 2000, it is envisaged that annual dividends will be recommenced in such amounts and at such time as Aur's financial resources, level of indebtedness and/or other factors warrant such recommencement.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's discussion and analysis of financial condition and results of operations for Aur's last two fiscal years, which is contained in Aur's 2000 Annual Report under the heading "Management's Discussion and Analysis", is incorporated herein by reference.

DIRECTORS AND OFFICERS

The directors and officers of Aur are as follows:

Name and Municipality of Residence	Current Position with Aur	Principal Occupation for Past Five Years	Director Since
James W. Gill Toronto, Ontario	President, Chief Executive Officer & Director	President and Chief Executive Officer of Aur	1981
Norman B. Keevil Vancouver, British Columbia	Director	President and Chief Executive Officer of Teck, a mining company	1992
William J.A. Kennedy Grafton, Ontario	Director	Consultant	1984
Martin Claude Lepage St. Lambert, Québec	Director	Barrister and Solicitor, Partner of Stikeman Elliott, Barristers and Solicitors	1985
Peter N. McCarter Toronto, Ontario	Vice-President, Secretary & Director	Vice-President of Aur	1985
William J. Robertson Calgary, Alberta	Director	Retired Executive since December, 2000; prior thereto, Executive Vice-President and Chief Operating Officer of Agrium Inc., a fertilizer company, since January, 1998; prior thereto, Sr. Vice-President and Chief Operating Officer of Cominco, a mining company	1992
Howard R. Stockford Toronto, Ontario	Executive Vice-President & Director	Executive Vice-President of Aur	1984
Leo J. Thibodeau Windsor, Ontario	Director	Retired Executive	1981
Ronald P. Gagel Mississauga, Ontario	Vice-President and Chief Financial Officer	Vice-President and Chief Financial Officer of Aur since February, 1999; prior thereto, Vice-President, Finance of Aur	n/a
Kathryn J. Noble	Assistant Secretary	Assistant Secretary of Aur since August, 1997; prior thereto, Executive Assistant to the President of Aur	n/a

Each director is elected to hold office until the next annual meeting of shareholders of Aur or until his successor is elected or appointed.

The percentage of common shares of Aur beneficially owned, directly or indirectly, or over which control or direction is exercised by all directors and senior officers of Aur as a group was 2.3% as at December 31, 2000. All 2,000,000 Class B shares of Aur are beneficially and directly owned by James W. Gill, an officer and director of Aur.

Committees of Aur's board of directors consist of the audit committee and the compensation committee. The members of each such committee are Messrs. Lepage, Kennedy and Thibodeau. Additional information with respect to such committees is contained in the Management Information Circular of Aur dated February 28, 2001.

STOCK EXCHANGE LISTING

The common shares of Aur are listed for trading on The Toronto Stock Exchange.

ADDITIONAL INFORMATION

Aur will provide, upon request to its Secretary, at Suite #2501, 1 Adelaide Street East, Toronto, Ontario, M5C 2V9:

(a) when its securities are in the course of a distribution pursuant to a short form prospectus or when a preliminary short form prospectus has been filed in respect of a distribution of its securities:
   (i) one copy of this Annual Information Form;
   (ii) one copy of its comparative consolidated financial statements for its year ended December 31, 2000 and auditors' report thereon;
   (iii) one copy of its interim consolidated financial statements issued subsequent to December 31, 2000;
   (iv) one copy of its Management Information Circular dated February 28, 2001 in respect of its 2001 annual meeting of shareholders; and
   (v) one copy of any other documents that are incorporated by reference into the aforementioned short form or preliminary short form prospectus; and

(b) at any other time, one copy of the documents referred to in (a) (i), (ii), (iii) and (iv) above.

Additional information, including details as to directors' and officers' remuneration, principal holders of Aur shares, options to purchase Aur shares and certain other matters is contained in the Management Information Circular of Aur dated February 28, 2001. Additional financial information is provided in Aur's comparative consolidated financial statements for its year ended December 31, 2000.

Copies of Aur's above and other disclosure documents may also be examined and/or obtained through the Internet by accessing Aur's website at www.aurresources.com or by accessing the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

AUR RESOURCES INC.
1 Adelaide Street East
Suite 2501
Toronto, Ontario, M5C 2V9
Tel (416) 362-2614
Fax (416) 367-0427

03 JUN 20 AM 7:21

November 29, 2000

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC
U.S.A., 20549

Dear Sirs,

Please find enclosed a copy of a Material Change Report dated November 22, 2000 to be filed under our exemption number 82-4624.

If you have any questions, please give me a call.

Yours truly,

AUR RESOURCES INC.

Kathy Noble

Kathy Noble
Assistant Secretary

\kn

MATERIAL CHANGE REPORT

Reporting Issuer

Aur Resources Inc.
Suite 2501
1 Adelaide Street East
Toronto, Ontario
M5C 2V9

Date of Material Change

November 22, 2000

Press Release

A press release respecting the material change was issued through the facilities of Canadian Corporate News on November 22, 2000.

Summary of Material Change

Reference is made to the press release annexed hereto as Schedule "A".

Full Description of Material Change

Reference is made to Schedule "B" annexed hereto.

Senior Officer

Mr. Peter McCarter, the Secretary of the Corporation (Tel: 416-362-2614), is knowledgeable about the material change and this report and may be contacted for further information.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto this 23rd day of November, 2000,

AUR RESOURCES INC.

Signed

Peter McCarter, Secretary

Schedule "A"

PRESS RELEASE

AUR ANNOUNCES CLOSING OF QUEBRADA BLANCA ACQUISITION AND US$170 MILLION BANK FINANCING

TORONTO, ONTARIO, November 22, 2000 – Aur Resources Inc. ("Aur") announces that it has completed its purchase from Cominco Ltd. ("Cominco") and Teck Corporation ("Teck") of their collective 76.5% shareholding in Compañía Minera Quebrada Blanca S.A. ("QB"), together with certain senior project debt, subordinated debt and guarantee fees owed by QB to Cominco and Teck (the "QB Acquisition"). QB owns and operates the Quebrada Blanca copper mine in Chile.

The aggregate amount paid by Aur to Cominco/Teck upon the closing of the QB Acquisition was US$180.6 million, including US$56.5 million of QB senior project debt owed by QB to Teck. A further US$0.5 million remains payable to Cominco/Teck on February 20, 2001, as well as the amount of US$35 million on December 31, 2003, the latter amount being payable in either cash or Aur shares at Aur's election. Cominco and Teck are also entitled to a contingent payment of up to US$40 million should average yearly (or, after 2006, quarterly) copper prices equal or exceed US$1.10 per pound, adjusted for inflation, during the period 2001-2012 (to a maximum of US$10 million in any year). As part of the QB Acquisition, Aur also purchased US$69.1 million of senior project debt owed by QB to certain third party lenders, other than Teck, from such lenders.

In connection with the QB Acquisition, Aur exercised its put right with Cominco/Teck and issued Cominco/Teck an aggregate of 5 million common shares of Aur for aggregate subscription proceeds of $12.45 million or $2.49 per share.

Aur also announces that, in conjunction with the foregoing, it has completed and drawndown its US$170 million credit facility obtained to partially finance the purchase price payable to Cominco/Teck on the QB Acquisition. The Facility was underwritten by Barclays Bank PLC, Canadian Imperial Bank of Commerce and Deutsche Bank and syndicated to a number of banks including Credit Lyonnais (Co-arranger), Bank of Nova Scotia, Bayerische Hypo-und Vereinsbank AG, Fortis Bank (Nederland) N.V., N M Rothschild & Sons Limited, National Bank of Canada and Westdeutsche Landesbank Girozentrale.

Aur anticipates QB's annual production to be between 165 and 176 million pounds of copper during the next twelve years. Life-of-mine operating cash costs, including all administration, marketing and transportation costs, are expected to average US$0.49 per pound of copper produced. The acquisition of the 76.5% shareholding in QB will increase Aur's share of proven and probable copper reserves at December 31, 2000 from approximately 350 million pounds to more than 2 billion pounds and will result in an increase in Aur's annual copper production from approximately 70 million pounds per year to between approximately 215 and 225 million pounds per year during the next 4 years.

Upon completion of the QB Acquisition and related transactions, Aur had cash balances (excluding cash balances at QB and Compañía Minera Carmen de Andacollo) of approximately US$18 million and issued capital of 90,729,875 common shares.

- 30 -

For further information please contact Dr. James W. Gill, President and Chief Executive Officer, Mr. Ronald P. Gagel, Vice-President and Chief Financial Officer, or Mr. Peter McCarter, Vice-President & Secretary at 416-362-2614.

Schedule "B"

ACQUISITION OF THE QUEBRADA BLANCA MINE AND CLOSING OF US$170 MILLION BANK

The QB Acquisition

Aur Resources Inc. ("Aur") has completed its purchase from Cominco Ltd. ("Cominco") and Teck Corporation ("Teck") of their collective 76.5% shareholding in Compañía Minera Quebrada Blanca S.A. ("QB"), together with certain project debt, subordinated debt and guarantee fees owed by QB to Cominco and Teck (the "QB Acquisition"). See "The Purchase Price". QB owns a 100% interest in the Quebrada Blanca copper mine (the "QB Mine") located in northern Chile. See "The QB Mine".

In conjunction with the QB Acquisition, Aur completed and drewdown a US$170 million bank credit facility (the "Facility") and used such funds to partially finance the purchase price payable to Cominco/Teck on the QB Acquisition. See "The Acquisition Facility".

For the purposes of the information contained herein "Aur", "Cominco" and "Teck" means and includes, where the context requires, such entities and/or their respective subsidiaries.

The QB Mine

The QB Mine is a large, open pit, heap leach copper mine which produces cathode copper utilizing solvent extraction-electrowinning (SX-EW) processes. The QB Mine commenced commercial production in 1994 and is expected to produce approximately 68,000 tonnes of cathode copper in 2000 at an operating cash cost, including administration, marketing and transportation costs, of approximately US$0.53 per pound of copper produced. The life-of-mine operating plan for the QB Mine provides for the mining and processing of approximately 150 million tonnes of proven and probable reserves and possible resources at an average grade of 0.91% total copper. Aur anticipates the QB Mine's annual production, based on Aur's current mine plan, to be between 165 and 176 million pounds of copper and total production of over 2 billion pounds of copper over a mine life of 12 years (2001-2012).

Aur plans to invest up to US$50 million of the operating cash flow generated by the QB Mine during the period 2000-2003 in order to enhance the quality of the copper cathode produced, to increase annual production to 80,000 tonnes of cathode copper during 2003 and thereafter and to reduce operating costs. The foregoing capital expenditures are to improve the filtration system, establish a two stage ILS-PLS leaching circuit, establish a dump leach operation and connect the QB Mine to the 220 kV electrical line currently supplying the nearby Collahuasi mine in order to reduce the QB Mine's electrical costs. Dump leach (low grade supergene) ore and oxide ore have to date been stockpiled, uncrushed, for leaching at a later date. As the average grade of the supergene ore becomes lower during the life of the QB Mine, the supergene copper production will be supplemented by copper leached from dump and oxide ore types as required in future years in order to maintain annual copper production at 80,000 tonnes. The installation of an additional secondary crusher has also been provided for. Life-of-mine operating cash

costs, including all administration, marketing and transportation costs, are expected to average US$0.49 per pound of copper produced at the 80,000 tonnes per annum production rate. Operating cash costs, including all administration, marketing and transportation costs, prior to the incurring of the above-noted capital expenditures and at a production level of 75,000 tonnes of cathode copper annually, are expected to be approximately US$0.52 per pound of copper produced.

In addition, Aur plans to carry out exploration work, within and adjacent to the existing open pit mine, with a view to increasing the ore reserves at the QB Mine.

QB Share Capital

As a result of the QB Acquisition, Aur owns 17,825 or 90% of the Series A shares of QB, Inversiones Mineras S.A. ("Pudahuel"), a Chilean private company, owns 1,980 or 10% of the Series A shares and 1,165 or 100% of the Series C shares of QB and Empresa National de Minería ("ENAMI"), a Chilean government entity, holds 2,330 or 100% of the Series B shares of QB. QB is a Chilean private company. The owners of the Series A shares of QB were responsible for providing, on a pro rata basis, 100% of the capital required to develop and bring the QB Mine into commercial production and the owners of such shares as at the relevant time remain responsible for providing any further capital required in connection with ongoing mine operations, including any capital expenditures. The Series B shares of QB are voting, carry dividends equal in value per share to those payable on the Series A shares and are always to be equal in number to 10% of the aggregate number of Series A, Series B and Series C shares of QB outstanding from time to time, without being required to contribute any further capital. The Series C shares of QB are voting, carry dividends equal in value per share to those payable on the Series A shares and are always to be equal in number to 5% of the aggregate number of Series A, Series B and Series C shares of QB outstanding from time to time, without being required to contribute any further capital. Pursuant to a shareholders' agreement among the Series A, B and C shareholders, at least 30% of the net profits of QB in each year must be distributed as dividends once QB has repaid its existing US$125.6 million of senior project debt owed to Aur. Subject to the foregoing, as it is currently intended that all debt, including subordinated debt and other obligations, will be repaid prior to the payment of dividends, the Series B and Series C shares in essence provide the holders thereof with, respectively, the equivalent of a 10% and a 5% net profits interest in the QB Mine.

The Purchase Price

The aggregate purchase price payable to Cominco and Teck by Aur for the 17,825 Series A shares of QB, QB senior project debt of US$56.5 million, subordinated debt of US$72 million and US$17.5 million of guarantee fees owed by QB to Cominco and/or Teck acquired by Aur pursuant to the QB Acquisition was an aggregate of US$256.1 million. Of the foregoing US$256.1 million payable to Cominco and Teck, US$180.6 million was paid on November 22, 2000. A further US$0.5 million remains payable to Cominco on February 20, 2001 as well as the amount of US$35 million payable to Cominco and Teck on December 31, 2003 and the amount of up to US$40 million payable to Cominco and Teck during the period 2001-2012 contingent upon copper prices equaling or exceeding US$1.10 per lb., adjusted for inflation. The deferred payment of US$35 million carries interest at 6% per annum until December 31, 2002 and thereafter at a rate of interest equal to that paid by Aur on the Acquisition Facility (as defined below) and is payable in cash or common shares of Aur at Aur's election (unless prepaid, in which case such

prepaid amount is only payable in cash). The US$40 million contingent payment is only payable as to a maximum of US$10 million in any year (or, after 2006 or in certain other circumstances, US$2.5 million in any calendar quarter) during the period 2001-2012, inclusive, and only in respect of such year (or, after 2006 or in certain other circumstances, calendar quarter thereof) in which the copper price, on an inflation adjusted basis, averages at least US$1.10 per pound. The US$56.5 million of QB senior project debt acquired by Aur from Teck comprises part of the aggregate US$125.6 million balance of QB senior project debt owing by QB, which debt was originally incurred to partially finance the development of the QB Mine. The remaining US$69.1 million of QB senior project debt owed by QB to certain third party lenders was also acquired by Aur as part of the QB Acquisition, with the result that Aur is now the senior project lender to QB. The US$72 million of subordinated debt acquired by Aur from Cominco and Teck, which is non-interest bearing, reflects advances previously made by Cominco and Teck to partially fund the development of the QB Mine, while the guarantee fees arose from prior guarantees, since released, by Cominco and Teck of the aforesaid senior project debt. Aur has also assumed responsibility for US$8.55 million payable by Cominco and Teck to ENAMI in connection with the original purchase of the Quebrada Blanca property from ENAMI, payable in an installment of US$1.8 million on June 30, 2001 and in installments of US$2.25 million on June 30 in each of 2002, 2003 and 2004.

Cash flows generated by QB will be primarily utilized to repay QB's senior project debt, subordinated shareholder loans and guarantee fees owed prior to the payment of any material amount of dividends on the QB shares to the QB minority shareholders.

The Pudahuel Option

In a transaction related to the QB Acquisition, Aur has granted Inversiones Mineras S.A. ("Pudahuel") the non-transferable right (the "Pudahuel Option") to purchase from Aur, on or before December 31, 2001, 2,213 Series A shares of QB (see "QB Share Capital") and 9.5/76.5ths of the debt and guarantee fees being purchased by Aur from Cominco and Teck for US$27.5 million, being the price, on a pro-rata basis, paid by Aur to Cominco and Teck for such interests, and on terms essentially equivalent to the terms under which Aur acquired such interests from Cominco and Teck (see "The Purchase Price"), plus accrued interest at the rate of 9% per annum thereon from November 22, 2000 to the date of exercise. Pudahuel agreed, in consideration of the grant to it of the Pudahuel Option, to waive its right of first offer to purchase the Series A shares of QB sold by Cominco and Teck to Aur. In the event that Pudahuel exercises the Pudahuel Option, Aur's shareholding in QB will be reduced to 67% and Pudahuel's current shareholding in QB of 13.5% would increase to 23%.

The Acquisition Facility

In conjunction with the QB Acquisition, Aur completed and drewdown a US$170 million bank credit facility (the "Facility") and used such funds to partially finance the purchase price payable to Cominco/Teck on the QB Acquisition. The Facility was underwritten by Barclays Bank PLC, Canadian Imperial Bank of Commerce and Deutsche Bank Canada and syndicated to a number of banks including Credit Lyonnais (Co-arranger), Bank of Nova Scotia, Bayerische Hypo-und Vereinsbank AG, Fortis Bank (Nederland) N.V., N M Rothschild & Sons Limited, National Bank of Canada and Westdeutsche Landesbank Girozentrale (collectively, the "Lenders").

The Facility has been advanced to Aur in two tranches, the first tranche ("Tranche "A") being in the amount of US$160 million and the second tranche (Tranche "B") being in the amount of US$10 million.

Tranche A is repayable in 13 semi-annual installments commencing June 30, 2001 and ending June 30, 2007. The semi-annual installment payments vary in amount, are US$4.2 million in 2001 and range from US$12.2 million to US$16.5 million during 2002-2007. Tranche B has no scheduled repayments and is repayable from excess cash flow (as defined) generated by Aur's mining operations, with a final maturity date of June 30, 2007. In addition to the Tranche A scheduled principal repayments, between 40% and 100% of excess cash flow is required to be utilized to repay a portion of Tranche A and Tranche B on each payment date, with the relevant percentage thereof required to be so utilized to be determined by the debt service coverage ratio as at the relevant payment date. Of excess cash flow required to be utilized for such repayments, 75% is required to be utilized to repay Tranche A and 25% thereof is required to be utilized to repay Tranche B. All proceeds received by Aur from any exercise of the Pudahuel Option are also required to be utilized to repay the Facility. Further, should the debt service coverage ratio not meet or exceed a specified level at any time during the term of the Facility, 100% of Aur's cash flow must be applied to repay the Facility during such time. (For purposes of the Facility, the debt service coverage ratio as at each relevant calculation date is the ratio of the net cash flow generated by Aur's mining operations during the relevant calculation period to the relevant debt service requirements under Tranche A.) Failure at any time during the term of Tranche A for the debt service coverage ratio to be at least a specified level or for Aur to maintain minimum cash levels of between US$15 million and US$20 million (depending on the completion of certain capital expenditure programs and the meeting of certain production and cost parameters) will also constitute a default under the Facility.

Borrowings under the Facility are denominated in United States currency. The applicable rates of interest are floating and vary depending on the manner of advance selected. Interest rates under Tranche A will vary from LIBOR plus 2.0% to LIBOR plus 3.0% based on the debt service coverage ratio and the term to maturity of the Facility. Interest rates under Tranche B will vary from LIBOR plus 3.125% to LIBOR plus 4.375% based on the debt service coverage ratio and the term to maturity of the Facility.

The Facility is secured by a first charge on all of Aur's material property and assets. The Facility also provides for customary events of default, including a change of control of Aur and/or any third party mergers without the Lenders' consent; however, there are no restrictions on Aur paying dividends or making other distributions to shareholders so long as the Facility is in good standing. Aur also has the right to prepay the Facility at any time.

As a condition to the drawing down of the Facility, Aur was required to, and has, executed forward sale transactions for 154 million pounds of copper in 2001 at a price of US$0.87 per pound and 106 million pounds, 50 million pounds and 50 million pounds of copper in 2002, 2003 and 2004, respectively, at a price of US$0.83 per pound. The foregoing hedging provides downside protection from copper price fluctuations and is also considered prudent during those years when Aur's debt under the Facility is at its highest level.

Issuance of Shares to Cominco and Teck

In connection with the QB Acquisition, Aur issued Cominco/Teck an aggregate of 5 million common shares of Aur for aggregate subscription proceeds of $12.45 million, being $2.49 per share. As a result of the foregoing, Cominco and Teck in the aggregate hold approximately 10.2% of the currently issued 90,729,875 common shares of Aur.

Cominco and Teck have also entered into an agreement (the "Shareholding Agreement") with Aur whereunder Cominco and Teck agreed that the aforesaid 5 million common shares of Aur acquired by Cominco and/or Teck (and/or any common shares of Aur otherwise acquired thereafter by Cominco and/or Teck) shall not, without Aur's approval or except in response to a formal take-over bid made to all shareholders of Aur, (i) be sold until February 22, 2002, (ii) be sold during the period October 1, 2003 to December 31, 2003, inclusive, (iii) be sold during any period when Aur is in the process of publicly distributing its common shares, or (iv) be knowingly sold to any mining company. The Shareholding Agreement also contains the covenant of Cominco and Teck not to acquire any additional common shares of Aur, unless by way of a formal take-over bid made to all the shareholders of Aur or pursuant to a rights offering carried out by Aur or pursuant to certain other limited exceptions if, subsequent to such acquisition, Cominco and Teck would collectively hold in excess of the number of common shares of Aur currently held by them. The Shareholding Agreement terminates on December 15, 2002 except for the covenants of Cominco and Teck referred to in items (ii) and (iii) above, which terminate on December 31, 2003.

AUR RESOURCES INC.
1 Adelaide Street East
Suite 2501
Toronto, Ontario, M5C 2V9
Tel: 416-362-2614
Fax: 416-367-0427

03 JUN 20 AM 7:21

November 2, 2000

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC
U.S.A., 20549

Dear Sirs,

Please find enclosed a copy of the Third Quarter Report to Shareholders for 2000 to be filed under our exemption number 82-4624.

If you have any questions, please give me a call.

Yours truly,

AUR RESOURCES INC.

Kathy Noble

Kathy Noble
Assistant Secretary

Encl.

\kn

Aur RESOURCES INC.

REPORT TO SHAREHOLDERS - THIRD QUARTER 2000

Aur Resources Inc. achieved a strong operating performance in the third quarter of 2000 with net earnings of $4.7 million and cash flow from operating activities of $9.4 million, or $0.12 per share. The Andacollo and Louvicourt Mines continued to be efficient, low-cost producers which benefited from strengthening copper prices in the third quarter. Aur is well positioned financially and technically to take advantage of a continued recovery in metal prices and success in its exploration and acquisition programs.

Financial Highlights

Mining revenues were $25.7 million and cash flow from operating activities was $9.4 million, or $0.12 per share for the three month period ended September 30, 2000 compared to revenues of $24.0 million and cash flow from operating activities of $7.4 million for the same period in 1999. Working capital at September 30, 2000 was $127.5 million, including cash of $113.2 million.

Net earnings for the three months ended September 30, 2000 were $4.7 million or $0.06 per share compared to $3.1 million or $0.04 per share for the same period in 1999.

For the nine month period ended September 30, 2000, net earnings were $5.2 million compared to $5.1 million for the same period in 1999. Cash flow from operating activities for the nine month period was $32.8 million, equal to $0.43 per share. Copper prices, which averaged US$0.82 per pound to September 30, 2000 compared to US$0.69 per pound in 1999, continue to have the most significant impact on Aur's cash flow.

Production Highlights

Aur's share of metal production from the Louvicourt and Andacollo Mines for the third quarter of 2000 was 17.0 million pounds of copper, 3.6 million pounds of zinc, 66,000 ounces of silver and 2,200 ounces of gold. Operating costs per pound of copper produced, net of by-product credits and including all smelting, refining, transportation and marketing costs, settlement adjustments and provisional pricing, was US$0.42 in the quarter. Cash flow from mining operations for the nine month period ended September 30, 2000 was $32.3 million.

Louvicourt Mine

The Louvicourt Mine produced 27.8 million pounds of copper and 11.9 million pounds of zinc during the third quarter at an all inclusive cash operating cost, net of by-product credits, of US$0.40 per pound of copper produced. Operating costs were $34.08 per tonne milled. The Louvicourt Mine continues to operate efficiently, in full environmental compliance, and is expected to continue to do so for the balance of 2000 and beyond.

Aur RESOURCES INC.

Andacollo Mine

The Andacollo Mine produced 12.3 million pounds of high-quality cathode copper during the third quarter of 2000. Cash operating costs, including all transportation and marketing costs, were US$0.44 per pound of copper produced. Production for the first nine months of 2000 was approximately 36.4 million pounds of copper and is forecast at 48 million pounds for the full year. The Andacollo Mine continues to operate efficiently, in full environmental compliance, and is expected to continue to do so for the balance of 2000 and beyond.

Quebrada Blanca Acquisition

The acquisition by Aur of a 76.5% interest in the Quebrada Blanca copper mine in Chile from Cominco Ltd. and Teck Corporation is expected to be completed by mid-November 2000. A US$170 million credit facility has been arranged with Barclays Bank PLC, Canadian Imperial Bank of Commerce and Deutsche Bank AG along with Credit Lyonnais to assist in funding the US$262.1 million required by Aur at the closing of the QB transaction. The balance of the funds required at closing will be provided from Aur's and Quebrada Blanca's existing cash balances and from the proceeds of the $29 million, 10 million share equity financing sold on a bought-deal basis to a syndicate of underwriters led by CIBC World Markets and Research Capital Corporation, which is expected to close on November 1, 2000. Aur will have at least US$15 million of cash on hand following the closing of the Quebrada Blanca transaction.

The QB Mine is a large, open-pit, heap leach copper mine which produces cathode copper utilizing solvent extraction-electrowinning technology. Aur anticipates QB's annual production to be between 165 and 176 million pounds of copper during the next twelve years and total production to be approximately two billion pounds of copper over a mine life of 13 years. Operating cash costs, including all administration, marketing and transportation costs, are expected to be reduced from US$0.52 per pound of copper produced at the 75,000 tonnes per annum production rate to an average of US$0.49 per pound of copper produced at the 80,000 tonnes per annum production rate to be achieved during 2003.

On behalf of the Board,

James W. Gill
President and Chief Executive Officer

October 25, 2000

Aur RESOURCES INC.

PRODUCTION STATISTICS

	Three months ended September 30		Nine months ended September 30	
	2000	1999	**2000**	1999
Aur's Share				
Copper (pounds)	**16,962,000**	18,472,000	**50,309,000**	56,959,000
Zinc (pounds)	**3,576,000**	608,000	**9,077,000**	7,612,000
Silver (ounces)	**66,000**	58,000	**196,000**	244,000
Gold (ounces)	**2,200**	1,300	**6,700**	8,900

	Three months ended September 30			
	Louvicourt Mine (100%)		Andacollo Mine (100%)	
	2000	1999	**2000**	1999
Ore processed (tonnes)	**404,377**	397,662	**896,424**	804,748
Grade Cu (%)	**3.2**	4.0	**0.78**	0.68
Grade Zn (%)	**1.6**	0.4	-	-
Grade Au (oz/t)	**0.03**	0.02	-	-
Grade Ag (oz/t)	**0.81**	0.65	-	-
Operating cost per pound of copper sold*	**US$0.40**	US$0.41	**US$0.44**	US$0.48

	Nine months ended September 30			
	Louvicourt Mine (100%)		Andacollo Mine (100%)	
	2000	1999	**2000**	1999
Ore processed (tonnes)	**1,195,853**	1,206,452	**2,463,826**	2,079,421
Grade Cu (%)	**3.3**	4.1	**0.78**	0.77
Grade Zn (%)	**1.4**	1.2	-	-
Grade Au (oz/t)	**0.03**	0.03	-	-
Grade Ag (oz/t)	**0.80**	0.92	-	-
Operating cost per pound of copper sold*	**US$0.43**	US$0.42	**US$0.45**	US$0.47

* Includes applicable smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing and are net of by-product credits.

Aur RESOURCES INC.

Consolidated Statements of Operations (in thousands of Canadian dollars except earnings per share and number of shares) (unaudited)	Three months ended September 30 2000	 1999	Nine months ended September 30 2000	 1999
	$	$	$	$
Revenues				
Mining	25,653	23,967	72,445	69,956
Interest	1,879	1,248	5,126	3,746
Other	256	260	1,250	1,301
	27,788	25,475	78,821	75,003
Expenses				
Mining	14,535	13,382	43,022	47,509
Other	98	54	410	201
Administration	1,202	2,306	5,564	4,958
Capital taxes	116	95	343	306
Depreciation and amortization	4,440	4,159	13,033	12,154
Interest on obligation under capital lease	219	269	692	269
Foreign exchange and financing costs	(1,033)	(6)	(2,199)	892
Provision for (recovery of) marketable securities	287	(555)	3,729	(555)
Loss on sale of marketable securities	-	-	468	-
Loss on sale of long-term investments	-	-	2,694	-
Mineral properties and exploration costs written-off	-	474	760	476
	19,864	20,178	68,516	66,210
Earnings before taxes	7,924	5,297	10,305	8,793
Provision for taxes	3,253	2,211	5,095	3,646
Net earnings for the period	4,671	3,086	5,210	5,147
Earnings per share	0.06	0.04	0.07	0.07
Weighted number of shares for the period (000's)	75,730	75,170	75,730	75,170
Number of shares outstanding – end of period (000's)	75,730	75,170	75,730	75,170

Consolidated Statements of Retained Earnings (in thousands of Canadian dollars) (unaudited)	Three months ended September 30 2000	 1999	Nine months ended September 30 2000	 1999
	$	$	$	$
Retained earnings - beginning of period	8,355	2,678	7,816	4,375
Net earnings for the period	4,671	3,086	5,210	5,147
	13,026	5,764	13,026	9,522
Dividends	-	-	-	(3,758)
Retained earnings - end of period	13,026	5,764	13,026	5,764

Aur RESOURCES INC.

Consolidated Balance Sheets (in thousands of Canadian dollars) (unaudited)	September 30 2000	December 31 1999
	$	$
Assets		
Current		
Cash	113,186	83,544
Metals settlements receivable	12,082	16,550
Other receivables	1,472	1,456
Due from joint venture partner	3,383	4,871
Marketable securities (quoted market value $3,017; 1999 - $1,650)	3,017	1,650
Inventories and prepaid expenses	4,002	3,869
	137,142	111,940
Due from joint venture partner	6,563	9,816
Investments	742	13,892
Capital assets	147,763	150,661
Mining equipment under capital lease	10,472	9,723
Quebrada Blanca acquisition deposit	4,511	-
Quebrada Blanca acquisition deferred charges	4,980	-
	312,173	296,032
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	7,565	8,085
Current portion of obligation under capital lease	2,095	1,636
	9,660	9,721
Long-term liabilities		
Obligation under capital lease	9,386	8,106
Obligation on acquisition of Andacollo	1,556	1,550
Decommissioning and reclamation	2,689	2,326
Future income taxes	10,450	5,479
	33,741	27,182
Shareholders' equity		
Share capital	252,291	252,291
Contributed surplus	4,388	4,388
Cumulative translation adjustment	8,727	4,355
Retained earnings	13,026	7,816
	278,432	268,850
	312,173	296,032

Aur RESOURCES INC.

Consolidated Statements of Cash Flows (in thousands of Canadian dollars) (unaudited)	Three months ended September 30 2000	1999	Nine months ended September 30 2000	1999
	$	$	$	$
Operating activities				
Net earnings for the period	4,671	3,086	5,210	5,147
Non-cash items -				
Depreciation and amortization	4,440	4,159	13,033	12,154
Future income taxes	3,210	2,177	4,971	3,543
Mineral properties and exploration costs written-off	-	474	760	476
Decommissioning and reclamation	145	60	362	181
(Gain) loss on sale of marketable securities	-	2	453	(30)
Loss on sale of long-term investments		-	2,694	-
Provision for (recovery of) marketable securities	287	(555)	3,729	(555)
Gain on disposal of mineral properties		-	(628)	-
(Gain) loss on disposal of capital assets	(22)	(24)	(32)	(30)
Foreign exchange (gain) loss	(531)	41	(1,395)	642
	12,200	9,420	29,157	21,528
Net change in receivables, inventories, prepaids, payables and accrued liabilities	(2,773)	(2,056)	3,680	(4,343)
	9,427	7,364	32,837	17,185
Financing activities				
Principal repayment of capital lease	-	-	(831)	-
Foreign exchange	184	232	577	232
Dividends	-		-	(3,758)
	184	232	(254)	(3,526)
Investing activities				
Payments received from joint venture partner	1,748	868	5,042	3,216
Mineral property and exploration costs	(1,579)	(1,178)	(4,892)	(3,259)
Mineral property option	-	-	-	(3,077)
Mine development and fixed asset acquisitions	(240)	(145)	(1,013)	(840)
Other capital asset acquisitions	-	(43)	(22)	(87)
Quebrada Blanca acquisition deposit	(4,511)	-	(4,511)	-
Quebrada Blanca acquisition deferred charges	(4,980)	-	(4,980)	-
Proceeds on sale of long-term investments	-	-	4,417	-
Proceeds on sale of marketable securities	-	164	842	221
Proceeds on disposal of mineral properties	-	-	750	-
Proceeds on disposal of capital assets	4	25	31	35
	(9,558)	(309)	(4,336)	(3,791)
Foreign exchange on cash held in foreign currency	531	(41)	1,395	(642)
Increase in cash for the period	584	7,246	29,642	9,226
Cash - beginning of period	112,602	77,026	83,544	75,046
Cash - end of period	113,186	84,272	113,186	84,272

Aur RESOURCES INC.

Segmented Information
For the three months ended September 30
(in thousands of Canadian dollars)
(unaudited)

2000	Louvicourt	Andacollo	Exploration	Corporate	Total
	$	$	$	$	$
Revenues					
Mining	15,270	10,383	-	-	25,653
Other	3	28	-	2,104	2,135
	15,273	10,411	-	2,104	27,788
Expenses					
Mining	9,140	5,395	-	-	14,535
Other	-	-	83	1,620	1,703
Depreciation and amortization	1,411	2,964	44	21	4,440
Interest on obligation under capital lease	-	219	-	-	219
Foreign exchange and financing costs	-	37	-	(1,070)	(1,033)
Mineral properties and exploration costs written-off	-	-	-	-	-
	10,551	8,615	127	571	19,864
Earnings (loss) before taxes	4,722	1,796	(127)	1,533	7,924
Tax expense (benefit)	1,807	269	(56)	1,233	3,253
Net earnings (loss)	2,915	1,527	(71)	300	4,671
Capital expenditures	182	1,830	1,435	189	3,636
Cash flow from operating activities	4,395	4,451	(212)	793	9,427

1999	Louvicourt	Andacollo	Exploration	Corporate	Total
	$	$	$	$	$
Revenues					
Mining	15,296	8,671	-	-	23,967
Other	2	53	-	1,453	1,508
	15,298	8,724	-	1,453	25,475
Expenses					
Mining	7,621	5,761	-	-	13,382
Other	-	-	101	1,799	1,900
Depreciation and amortization	1,434	2,647	59	19	4,159
Interest on obligation under capital lease	-	269	-	-	269
Foreign exchange and financing costs	-	36	3	(45)	(6)
Mineral properties and exploration costs written-off	-	-	474	-	474
	9,055	8,713	637	1,773	20,178
Earnings (loss) before taxes	6,243	11	(637)	(320)	5,297
Tax expense (benefit)	2,389	2	(44)	(136)	2,211
Net earnings (loss)	3,854	9	(593)	(184)	3,086
Capital expenditures	340	10,500	1,178	44	12,062
Cash flow from operating activities	4,466	2,273	90	535	7,364

Aur RESOURCES INC.

Segmented Information
For the nine months ended September 30
(in thousands of Canadian dollars)
(unaudited)

2000	Louvicourt	Andacollo	Exploration	Corporate	Total
	$	$	$	$	$
Revenues					
Mining	41,838	30,607	-	-	72,445
Other	3	90	-	6,283	6,376
	41,841	30,697	-	6,283	78,821
Expenses					
Mining	26,427	16,595	-	-	43,022
Other	-	-	533	12,675	13,208
Depreciation and amortization	4,170	8,669	132	62	13,033
Interest on obligation under capital lease	-	692	-	-	692
Foreign exchange and financing costs	-	92	(1)	(2,290)	(2,199)
Mineral properties and exploration costs written-off	-	-	760	-	760
	30,597	26,048	1,424	10,447	68,516
Earnings (loss) before taxes	11,244	4,649	(1,424)	(4,164)	10,305
Tax expense (benefit)	4,303	697	(158)	253	5,095
Net earnings (loss)	6,941	3,952	(1,266)	(4,417)	5,210
Capital assets	19,625	(1) 96,822	39,422	2,366	158,235
Capital expenditures	629	2,003	4,892	220	7,744
Cash flow from operating activities	18,898	13,450	(744)	1,233	32,837

(1) Includes a $8,727 cumulative translation adjustment and mining equipment under capital lease.

1999	Louvicourt	Andacollo	Exploration	Corporate	Total
	$	$	$	$	$
Revenues					
Mining	44,440	25,516	-	-	69,956
Other	3	200	-	4,844	5,047
	44,443	25,716	-	4,844	75,003
Expenses					
Mining	29,874	17,635	-	-	47,509
Other	-	-	306	4,604	4,910
Depreciation and amortization	4,351	7,559	184	60	12,154
Interest on obligation under capital lease	-	269	-	-	269
Foreign exchange and financing costs	-	119	3	770	892
Mineral properties and exploration costs written-off	-	-	476	-	476
	34,225	25,582	969	5,434	66,210
Earnings (loss) before taxes	10,218	134	(969)	(590)	8,793
Tax expense (benefit)	3,910	20	(107)	(177)	3,646
Net earnings (loss)	6,308	114	(862)	(413)	5,147
Capital assets	24,445	(2) 84,834	53,326	2,410	165,015
Capital expenditures	860	10,688	6,336	87	17,971
Cash flow from operating activities	10,512	7,320	(461)	(186)	17,185

(2) Includes a $6,175 cumulative translation loss.

AUR RESOURCES INC.
1 Adelaide Street East
Suite 2501
Toronto, Ontario M5C 2V9
Tel (416) 362-2614
Fax (416) 367-0427

03 JUN 20 AM 7:21

August 15, 2000

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC
U.S.A., 20549

Dear Sirs,

Please find enclosed a copy of the First and Second Quarter Reports to Shareholders for 2000 to be filed under our exemption number 82-4624.

If you have any questions, please give me a call.

Yours truly,

AUR RESOURCES INC.

Kathy Noble

Kathy Noble
Assistant Secretary

Encl.

\kn

Aur Resources Inc.

REPORT TO SHAREHOLDERS - FIRST QUARTER 2000

The first quarter of 2000 was a positive one for Aur Resources Inc. The Louvicourt and Andacollo mines continued their effective, low-cost operations, Aur's cash balances increased to $103 million and its acquisitions program resulted in an agreement, expected to close in June, to purchase a 76.5% interest in the large, long-life, open pit Quebrada Blanca copper mine in Chile.

Financial Highlights

Revenues were $26.0 million in the first quarter of 2000 compared to $23.6 million for the same period in 1999. A net loss of $1.7 million, equal to $0.02 per share, was incurred for the three months ended March 31, 2000 compared to net earnings of $526,000 or $0.01 per share in the first quarter of 1999. A reduction in the carrying value of Aur's 5% interest in Cambior Inc. and losses incurred on the sale of Aur's 5% interest in Inmet Mining Corporation and other marketable securities, which together totalled $4.7 million, were responsible for this loss.

Cash flow from operating activities in the first quarter was $13.5 million equal to $0.18 per share compared to $0.06 per share in 1999. This increase was principally due to higher metal prices and production. Aur's cash position at March 31, 2000 increased $19.3 million to $102.9 million and working capital was $119.2 million or $1.57 per share. Aur had no bank debt at March 31, 2000.

Aur is making every effort to maximize its cash balances and therefore minimize the need to raise equity capital to finance the Quebrada Blanca acquisition. As such, the Company is monetizing non-core investments and will not pay its annual $0.05 per share dividend in 2000.

Production Highlights

Aur's share of metal production from the Louvicourt and Andacollo mines in the first quarter of 2000 was 16.7 million pounds of copper, 3.1 million pounds of zinc, 76,000 ounces of silver and 2,600 ounces of gold. Mining revenues were $23.8 million and mine operating costs were $14.4 million. Operating costs per pound of copper produced, net of by-product credits, were US$0.45 for the quarter, as budgeted. Cash flow from mining operations for the three months ended March 31, 2000 was $13.8 million. Capital expenditures at the mining operations totalled approximately $349,000 in the first quarter.

Louvicourt Mine

The Louvicourt Mine produced 28.3 million pounds of copper and 10.5 million pounds of zinc during the first quarter at a cash operating cost, net of by-product credits, of US$0.43 per pound of copper produced. Mill throughput and metal grades were essentially as expected. Recoveries to the copper and zinc concentrates were all better than budgeted at 97%, 82%, 70% and 74% for Cu, Zn, Ag and Au, respectively. Operating costs were $39.44 per tonne milled, approximately 2% above the budget. Operating costs for the full year 2000 are expected to be $37.05 per tonne milled or US$0.38 per pound of copper produced. The Louvicourt Mine operated in full environmental compliance and with no lost-time accidents during the quarter. Production for the year 2000 is expected to total 120 million pounds of copper, 48.5 million pounds of zinc, 994,000 ounces of silver and 35,400 ounces of gold.

Andacollo Mine

The Andacollo Mine produced 11.8 million pounds of LME Grade A cathode copper during the first quarter of 2000 at a cash operating cost of US$0.47 per pound of copper sold approximately 5% better than budgeted. A total of 2.95 million tonnes of rock, of which 0.75 million tonnes was ore, was mined at a strip ratio of 2.93:1. The transition from contractor to owner-operated mining has gone smoothly and can be expected to provide operational efficiencies over the balance of Andacollo's mine life. Capital expenditures were approximately $60,000 in the first quarter of 2000 and are expected to total $280,000 for the full year. In addition, mining equipment lease payments of $2.8 million will be made in 2000. The Andacollo Mine operated in full environmental compliance and with no lost-time accidents during the quarter. Production for the year 2000 is expected to total 47.8 million pounds of copper.

Quebrada Blanca

On April 19, 2000, Aur signed a definitive agreement with Cominco Ltd. and Teck Corporation to purchase their collective 76.5% interest in the Quebrada Blanca copper mine ("the QB Mine") located in northern Chile. The purchase price is US$262 million of which US$187 million is payable on closing, US$35 million is payable on December 15, 2002 and a further US$40 million is payable at the rate of US$10 million per year in years when the average copper price exceeds US$1.10 per pound on an inflation-adjusted basis. Aur granted Inversiones Mineras S.A. ("Pudahuel"), the current owner of a 13.5% interest in the QB Mine, an option to purchase a 9.5% interest in the QB Mine on or before December 31, 2001 on the same pro-rata terms and conditions as Aur's purchase price plus accrued interest. Aur is currently in the process of financing this acquisition which will be comprised of a combination of bank debt, existing cash resources and, to the extent required, new equity financing.

The QB Mine is a large, open pit, heap leach copper mine which produces cathode copper utilizing solvent extraction-electrowinning technology. The QB Mine commenced commercial production in 1994 and is expected to produce approximately 75,000 tonnes

of copper in 2000 at a cash cost of approximately US$0.51 per pound. The life-of-mine operating plan for the QB Mine provides for the mining and processing of approximately 150 million tonnes of ore at an average grade of 0.91% total copper. Aur anticipates the QB Mine's annual production to be between 165 and 176 million pounds of copper during the next twelve years and total production of approximately 2.1 billion pounds of copper over a mine life of 13 years. Life-of-mine operating cash costs, including all administration, marketing and transportation costs, are expected to average US$0.47 per pound of copper produced. This acquisition represents an important step in building Aur into a substantial mining enterprise which is focussed on building shareholder value.

The acquisition of the 76.5% interest in the QB Mine will increase Aur's mineable copper reserves at December 31, 2000 from approximately 450 million pounds to more than 2 billion pounds and will result in an increase in Aur's copper production from 69 million pounds to over 200 million pounds annually. Aur plans over the next two years to enhance the copper cathode quality, increase production from 75,000 to 80,000 tonnes per year and to carry out exploration work, both within and adjacent to the existing open pit mine, in an effort to increase the reserves at the QB Mine.

Exploration and Acquisitions

Exploration drilling programs were carried out on seven properties located in Quebec, Manitoba and Chile during the first quarter of 2000. Minor sulphides were intersected on properties east of the Louvicourt Mine near Val d'Or and an additional 14,000 metres of drilling is planned this year. One property in Manitoba and in Chile were drilled without success. A 20,000 metre drilling program will test targets on metal and gold projects during the balance of 2000.

Aur's acquisition program was active during the first quarter of 2000. The Company's takeover bid for Cambior Inc. was withdrawn in February when an agreement (finalized in April) was entered into to purchase a 76.5% interest in the QB Mine in Chile. The search for quality exploration projects is ongoing.

On behalf of the Board,

James W. Gill
President and Chief Executive Officer

April 27, 2000

Aur RESOURCES INC.

PRODUCTION STATISTICS
For the three months ended March 31

Aur's Share	2000	1999
Copper (pounds)	16,723,000	18,637,000
Zinc (pounds)	3,147,000	3,403,000
Silver (ounces)	76,000	84,000
Gold (ounces)	2,600	3,500

	Louvicourt Mine (100%)		**Andacollo Mine (100%)**	
	2000	1999	2000	1999
Ore processed (tonnes)	394,000	403,000	751,000	594,000
Grade Cu (%)	3.4	4.1	0.73	0.85
Grade Zn (%)	1.5	1.6	-	-
Grade Ag (oz/t)	0.92	0.98	-	-
Grade Au (oz/t)	0.03	0.04	-	-
Operating cost per pound of copper sold*	US$0.43	US$0.43	US$0.47	US$0.48

* Includes applicable smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing and are net of by-product credits.

Aur RESOURCES INC.

Consolidated Statements of Operations
For the three months ended March 31
(in thousands of Canadian dollars, except earnings per share and number of shares)
(unaudited)

	2000	1999
	$	$
Revenues		
Mining	23,768	21,722
Interest	1,517	1,227
Other	695	605
	25,980	23,554
Expenses		
Mining	14,370	16,873
Other	211	74
Administration	2,462	1,254
Capital taxes	95	105
Depreciation and amortization	4,228	3,920
Interest on obligation under capital lease	221	-
Foreign exchange and financing costs	(332)	329
Provision for marketable securities	1,535	-
Loss on sale of marketable securities	468	-
Loss on sale of long-term investments	2,694	-
Mineral properties and exploration costs written-off	760	2
	26,712	22,557
Earnings (loss) before taxes	(732)	997
Provision for taxes	984	471
Net earnings (loss) for the period	(1,716)	526
Earnings (loss) per share	(0.02)	0.01
Weighted number of shares for the period	75,730,116	75,170,134
Number of shares outstanding – end of period	75,729,875	75,170,053

Consolidated Statements of Retained Earnings
For the three months ended March 31
(in thousands of Canadian dollars)
(unaudited)

	2000	1999
	$	$
Retained earnings – beginning of period	7,816	4,375
Net earnings (loss) for the period	(1,716)	526
Retained earnings – end of period	6,100	4,901

AUR RESOURCES INC.

Consolidated Balance Sheets
(in thousands of Canadian dollars)
(unaudited)

	March 31 2000	December 31 1999
	$	$
Assets		
Current		
Cash	**102,871**	83,544
Smelter settlements receivable	**11,933**	16,550
Other receivables	**461**	1,456
Due from joint venture partner	**4,077**	4,871
Marketable securities (quoted market value $5,243; 1999 - $1,650)	**5,243**	1,650
Inventories and prepaid expenses	**4,103**	3,869
	128,688	111,940
Due from joint venture partner	**9,015**	9,816
Investments	**642**	13,892
Capital assets	**147,959**	150,661
Mining equipment under capital lease	**9,416**	9,723
	295,720	296,032
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	**7,884**	8,085
Current portion of obligation under capital lease	**1,643**	1,636
	9,527	9,721
Long-term		
Obligation under capital lease	**8,173**	8,106
Obligation on acquisition of Andacollo	**1,552**	1,550
Decommissioning and reclamation	**2,468**	2,326
Deferred taxes	**6,429**	5,479
	28,149	27,182
Shareholders' equity		
Share capital	**252,291**	252,291
Contributed surplus	**4,388**	4,388
Cumulative translation adjustment	**4,792**	4,355
Retained earnings	**6,100**	7,816
	267,571	268,850
	295,720	296,032

Aur RESOURCES INC.

Consolidated Statements of Cash Flows
For the three months ended March 31
(in thousands of Canadian dollars)
(unaudited)

	2000	1999
	$	$
Operating activities		
Net earnings (loss) for the period	(1,716)	526
Non-cash items -		
Depreciation and amortization	4,228	3,920
Deferred income taxes	950	437
Mineral properties and exploration costs written-off	760	2
Decommissioning and reclamation	142	47
Loss on sale of marketable securities	468	-
Loss on sale of long-term investments	2,694	-
Provision for marketable securities	1,535	-
Gain on disposal of mineral properties	(628)	-
Gain on disposal of capital assets	(22)	(4)
Foreign exchange (gain) loss	(141)	284
	8,270	5,212
Net change in non-cash working capital items	5,197	(854)
	13,467	4,358
Financing activities		
Foreign exchange	22	-
Investing activities		
Payments received from joint venture partner	1,628	1,111
Mineral property and exploration costs	(1,549)	(953)
Mineral property option	-	(3,077)
Mine development and fixed asset acquisitions, net	(349)	(235)
Other capital assets acquisitions	(22)	(34)
Proceeds on sale of long-term investments	4,417	-
Proceeds on sale of marketable securities	795	-
Proceeds on disposal of mineral properties	750	-
Proceeds on disposal of capital assets	27	4
	5,697	(3,184)
Foreign exchange on cash held in foreign currency	141	(284)
Increase in cash for the period	19,327	890
Cash - beginning of period	83,544	75,046
Cash – end of period	102,871	75,936

Aur RESOURCES INC.

Segmented Information
For the three months ended March 31
(in thousands of Canadian dollars)
(unaudited)

2000	Louvicourt	Andacollo	Exploration	Corporate	Total
	$	$	$	$	$
Revenues					
Mining	14,150	9,618	-	-	23,768
Other	-	31	-	2,181	2,212
	14,150	9,649	-	2,181	25,980
Expenses					
Mining	9,046	5,324	-	-	14,370
Other	-	-	224	7,241	7,465
Depreciation and amortization	1,379	2,784	45	20	4,228
Interest on obligation under capital lease	-	221	-	-	221
Foreign exchange and financing costs	-	35	(1)	(366)	(332)
Mineral properties and exploration expenditures written-off	-	-	760	-	760
	10,425	8,364	1,028	6,895	26,712
Earnings (loss) before taxes	3,725	1,285	(1,028)	(4,714)	(732)
Tax expense (benefit)	1,425	193	(51)	(583)	984
Net earnings (loss)	2,300	1,092	(977)	(4,131)	(1,716)
Capital expenditures	199	44	1,664	13	1,920
Cash flow from operating activities	8,857	4,970	(150)	(210)	13,467

1999	Louvicourt	Andacollo	Exploration	Corporate	Total
	$	$	$	$	$
Revenues					
Mining	13,763	7,959	-	-	21,722
Other	1	128	-	1,703	1,832
	13,764	8,087	-	1,703	23,554
Expenses					
Mining	11,071	5,802	-	-	16,873
Other	-	-	67	1,366	1,433
Depreciation and amortization	1,450	2,374	75	21	3,920
Interest on obligation under capital lease	-	-	-	-	-
Foreign exchange and financing costs	-	45	-	284	329
Mineral properties and exploration expenditures written-off	-	-	2	-	2
	12,521	8,221	144	1,671	22,557
Earnings (loss) before taxes	1,243	(134)	(144)	32	997
Tax expense (benefit)	476	(20)	(29)	44	471
Net earnings (loss)	767	(114)	(115)	(12)	526
Capital expenditures	233	6	3,987	34	4,260
Cash flow from operating activities	3,444	1,828	(432)	(482)	4,358

Aur RESOURCES INC.

REPORT TO SHAREHOLDERS – SECOND QUARTER 2000

Aur Resources Inc. continued its strong mine operating performance during the second quarter of 2000 and generated $9.9 million of cash flow from operating activities. Copper prices have improved to date in 2000 and Aur expects to benefit from continued strengthening in the copper price going forward. Aur's low cost Louvicourt and Andacollo Mines, together with the acquisition of the Quebrada Blanca Mine, expected to be completed by early September, and its continued commitment to exploration work will form the basis for continued growth of Aur into a substantial mining enterprise in the years ahead.

Financial Highlights

Revenues were $25.1 million for the second quarter ended June 30, 2000 compared to $26.0 million for the same period in 1999. Cash flow from operating activities was $9.9 million in the quarter and working capital was $124.4 million equal to $1.64 per share at June 30, 2000.

Net earnings for the three months ended June 30, 2000 were $2.3 million, equal to $0.03 per share, compared to $1.5 million for the same period in 1999. The net earnings were negatively impacted by a $1.9 million writedown in the value of marketable securities.

For the six months ended June 30, 2000, net earnings were $0.5 million equal to $0.01 per share compared to $2.1 million or $0.03 per share in 1999. Cash flow from operating activities for the first six months of 2000 was $23.4 million, equal to $0.31 per share.

Production Highlights

Aur's metal production for the second quarter of 2000 was 16.6 million pounds of copper, 2.4 million pounds of zinc, 54,000 ounces of silver and 1,900 ounces of gold. Mining revenues were $23.0 million and mine operating costs were $14.1 million. Operating costs per pound of copper produced, net of by-product credits, were $0.44 in the second quarter. Cash flow from mining operations for the first six months of 2000 was $23.5 million.

Louvicourt Mine

The Louvicourt Mine produced 26.8 million pounds of copper, 7.9 million pounds of zinc, 179,675 ounces of silver and 6,165 ounces of gold during the second quarter at a cash operating cost, net of by-product credits, of US$0.45 per pound of copper produced. Operating costs of $36.61 per tonne were essentially on budget for the quarter. Capital expenditures of $1.5 million have been incurred at Louvicourt during the first half of 2000 and are expected to total $2.8 million in 2000. The Louvicourt Mine is expected to meet its operating targets in 2000 and to continue to operate efficiently in the future.

Aur RESOURCES INC.

Andacollo Mine

The Andacollo Mine in Chile continued to operate efficiently in the second quarter of 2000 and produced 12.3 million pounds of LME Grade A cathode copper. Cash operating costs, including transportation and marketing, were US$0.44 per pound of copper produced. This mine is expected to meet its operating targets for 2000 and to be a reliable producer of high-quality copper for the balance of its mine life.

Quebrada Blanca Acquisition

As previously announced, Aur has agreed with Cominco Ltd. and Teck Corporation to purchase their collective 76.5% interest in the Quebrada Blanca copper mine ("the QB Mine") located in northern Chile. The purchase price is US$262 million of which US$187 million is payable on closing, US$35 million is payable on December 15, 2002 and a further US$40 million is payable only should copper prices exceed certain specified levels during specified periods. Aur will further purchase the existing QB project debt from QB's existing lenders at closing.

Aur has also executed an engagement agreement and indicative term sheet with Barclays Capital, CIBC World Markets and Deutsche Bank Securities Inc. which have been engaged to arrange and lead a banking syndicate in order to provide Aur with a US$170 million credit facility to fund the foregoing acquisition.

The QB Mine is a large, open pit, heap leach copper mine which produces cathode copper utilizing solvent extraction-electrowinning technology. Aur anticipates QB's annual production to be between 165 and 176 million pounds of copper during the next twelve years and total production to be approximately two billion pounds of copper over a mine life of 13 years. Life-of-mine operating cash costs are expected to average approximately US$0.47 per pound of copper produced.

Closing of the QB Acquisition is expected to occur contemporaneously with the closing of the credit facility during September 2000 following which Aur will assume operatorship of the mine and begin to invest the capital necessary to increase the quantity and improve the quality of the copper produced at the mine.

On behalf of the Board,

James W. Gill
President and Chief Executive Officer

July 27, 2000

Aur RESOURCES INC.

PRODUCTION STATISTICS

	Three months ended June 30		Six months ended June 30	
	2000	1999	2000	1999
Aur's Share				
Copper (pounds)	16,624,000	19,850,000	33,347,000	38,487,000
Zinc (pounds)	2,354,000	3,601,000	5,501,000	7,004,000
Silver (ounces)	54,000	102,000	130,000	186,000
Gold (ounces)	1,900	4,100	4,500	7,600

Three months ended June 30

	Louvicourt Mine (100%)		Andacollo Mine (100%)	
	2000	1999	2000	1999
Ore processed (tonnes)	397,000	406,000	816,000	681,000
Grade Cu (%)	3.2	4.3	0.81	0.81
Grade Zn (%)	1.1	1.7	-	-
Grade Au (oz/t)	0.02	0.04	-	-
Grade Ag (oz/t)	0.66	1.13	-	-
Operating cost per pound of copper sold*	US$0.45	US$0.40	US$0.45	US$0.46

Six months ended June 30

	Louvicourt Mine (100%)		Andacollo Mine (100%)	
	2000	1999	2000	1999
Ore processed (tonnes)	791,000	809,000	1,567,000	1,275,000
Grade Cu (%)	3.3	4.2	0.77	0.83
Grade Zn (%)	1.3	1.7	-	-
Grade Au (oz/t)	0.03	0.04	-	-
Grade Ag (oz/t)	0.79	1.05	-	-
Operating cost per pound of copper sold*	US$0.44	US$0.42	US$0.46	US$0.47

* Includes applicable smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing and are net of by-product credits.

AUR RESOURCES INC.

Consolidated Statements of Operations
(in thousands of Canadian dollars
except earnings per share and number of shares)
(unaudited)

	Three months ended June 30		Six months ended June 30	
	2000	1999	**2000**	1999
	$	$	$	$
Revenues				
Mining	**23,024**	24,267	**46,792**	45,989
Interest	**1,730**	1,271	**3,247**	2,498
Other	**299**	436	**994**	1,041
	25,053	25,974	**51,033**	49,528
Expenses				
Mining	**14,117**	17,254	**28,487**	34,127
Other	**101**	73	**312**	147
Administration	**1,900**	1,398	**4,362**	2,652
Capital taxes	**132**	106	**227**	211
Depreciation and amortization	**4,365**	4,075	**8,593**	7,995
Interest on obligation under capital lease	**252**	-	**473**	-
Foreign exchange and financing costs	**(834)**	569	**(1,166)**	898
Provision for marketable securities	**1,907**	-	**3,442**	-
Loss on sale of marketable securities	**-**	-	**468**	-
Loss on sale of long-term investments	**-**	-	**2,694**	-
Mineral properties and exploration costs written-off	**-**	-	**760**	2
	21,940	23,475	**48,652**	46,032
Earnings before taxes	**3,113**	2,499	**2,381**	3,496
Provision for taxes	**858**	964	**1,842**	1,435
Net earnings for the period	**2,255**	1,535	**539**	2,061
Earnings per share	**0.03**	0.02	**0.01**	0.03
Weighted number of shares for the period (000's)	**75,730**	75,170	**75,730**	75,170
Number of shares outstanding – end of period (000's)	**75,730**	75,170	**75,730**	75,170

Consolidated Statements of Retained Earnings
(in thousands of Canadian dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30	
	2000	1999	**2000**	1999
	$	$	$	$
Retained earnings – beginning of period	**6,100**	4,901	**7,816**	4,375
Net earnings for the period	**2,255**	1,535	**539**	2,061
	8,355	6,436	**8,355**	6,436
Dividends	**-**	(3,758)	**-**	(3,758)
Retained earnings - end of period	**8,355**	2,678	**8,355**	2,678

Aur RESOURCES INC.

Consolidated Balance Sheets

(in thousands of Canadian dollars) (unaudited)	June 30 2000	December 31 1999
	$	$
Assets		
Current		
Cash	112,602	83,544
Metals settlements receivable	10,369	16,550
Other receivables	710	1,456
Due from joint venture partner	3,331	4,871
Marketable securities (quoted market value $3,298; 1999 - $1,650)	3,298	1,650
Inventories and prepaid expenses	3,779	3,869
	134,089	111,940
Due from joint venture partner	8,213	9,816
Investments	742	13,892
Capital assets	148,453	150,661
Mining equipment under capital lease	10,702	9,723
	302,199	296,032
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	7,599	8,085
Current portion of obligation under capital lease	2,063	1,636
	9,662	9,721
Long-term liabilities		
Obligation under capital lease	9,124	8,106
Obligation on acquisition of Andacollo	1,553	1,550
Decommissioning and reclamation	2,543	2,326
Future income taxes	7,240	5,479
	30,122	27,182
Shareholders' equity		
Share capital	252,291	252,291
Contributed surplus	4,388	4,388
Cumulative translation adjustment	7,043	4,355
Retained earnings	8,355	7,816
	272,077	268,850
	302,199	296,032

RESOURCES INC.

Consolidated Statements of Cash Flows (in thousands of Canadian dollars) (unaudited)	Three months ended June 30 2000	1999	Six months ended June 30 2000	1999
	$	$	$	$
Operating activities				
Net earnings for the period	**2,255**	1,535	**539**	2,061
Non-cash items -				
Depreciation and amortization	**4,365**	4,075	**8,593**	7,995
Future income taxes	**811**	929	**1,761**	1,366
Mineral properties and exploration costs written-off	**-**	-	**760**	2
Decommissioning and reclamation	**75**	74	**217**	121
(Gain) loss on sale of marketable securities	**(15)**	(32)	**453**	(32)
Loss on sale of long-term investments		-	**2,694**	-
Provision for marketable securities	**1,907**	-	**3,442**	-
Gain on disposal of mineral properties		-	**(628)**	-
(Gain) loss on disposal of capital assets	**12**	(2)	**(10)**	(6)
Foreign exchange (gain) loss	**(723)**	317	**(864)**	601
	8,687	6,896	**16,957**	12,108
Net change in receivables, inventories, prepaids, payables and accrued liabilities	**1,256**	(1,433)	**6,453**	(2,287)
	9,943	5,463	**23,410**	9,821
Financing activities				
Principal repayment of capital lease	**(831)**	-	**(831)**	-
Foreign exchange	**371**	388	**393**	671
Dividends	**-**	(3,758)	**-**	(3,758)
	(460)	(3,370)	**(438)**	(3,087)
Investing activities				
Payments received from joint venture partner	**1,666**	849	**3,294**	1,677
Mineral property and exploration costs	**(1,764)**	(1,128)	**(3,313)**	(2,081)
Mineral property option	**-**	-	**-**	(3,077)
Mine development and fixed asset acquisitions	**(424)**	(460)	**(773)**	(695)
Other capital asset acquisitions	**-**	(10)	**(22)**	(44)
Proceeds on sale of long-term investments	**-**	-	**4,417**	-
Proceeds on sale of marketable securities	**47**	57	**842**	57
Proceeds on disposal of mineral properties	**-**	-	**750**	-
Proceeds on disposal of capital assets	**-**	6	**27**	10
	(475)	(686)	**5,222**	(4,153)
Foreign exchange on cash held in foreign currency	**723**	(317)	**864**	(601)
Increase in cash for the period	**9,731**	1,090	**29,058**	1,980
Cash - beginning of period	**102,871**	75,936	**83,544**	75,046
Cash - end of period	**112,602**	77,026	**112,602**	77,026

Segmented Information
For the three months ended June 30
(in thousands of Canadian dollars)
(unaudited)

2000	**Louvicourt**	**Andacollo**	**Exploration**	**Corporate**	**Total**
	$	$	$	$	$
Revenues					
Mining	12,418	10,606	-	-	23,024
Other	-	31	-	1,998	2,029
	12,418	10,637	-	1,998	25,053
Expenses					
Mining	8,241	5,876	-	-	14,117
Other	-	-	226	3,814	4,040
Depreciation and amortization	1,379	2,921	44	21	4,365
Interest on obligation under capital lease	-	252	-	-	252
Foreign exchange and financing costs	-	19	-	(853)	(834)
Mineral properties and exploration expenditures written-off	-	-	-	-	-
	9,620	9,068	270	2,982	21,940
Earnings (loss) before taxes	2,798	1,569	(270)	(984)	3,113
Tax expense (benefit)	1,071	235	(52)	(396)	858
Net earnings (loss)	1,727	1,334	(218)	(588)	2,255
Capital expenditures	250	129	1,787	22	2,188
Cash flow from operating activities	5,646	4,029	(382)	650	9,943

1999	**Louvicourt**	**Andacollo**	**Exploration**	**Corporate**	**Total**
	$	$	$	$	$
Revenues					
Mining	15,381	8,886	-	-	24,267
Other	-	19	-	1,688	1,707
	15,381	8,905	-	1,688	25,974
Expenses					
Mining	11,182	6,072	-	-	17,254
Other	-	-	136	1,441	1,577
Depreciation and amortization	1,467	2,538	50	20	4,075
Interest on obligation under capital lease	-	-	-	-	-
Foreign exchange and financing costs	-	38	2	529	569
Mineral properties and exploration expenditures written-off	-	-	-	-	-
	12,649	8,648	188	1,990	23,475
Earnings (loss) before taxes	2,732	257	(188)	(302)	2,499
Tax expense (benefit)	1,045	38	(34)	(85)	964
Net earnings (loss)	1,687	219	(154)	(217)	1,535
Capital expenditures	278	182	1,128	10	1,598
Cash flow from operating activities	2,601	3,218	(119)	(237)	5,463

Aur RESOURCES INC.

Segmented Information
For the six months ended June 30
(in thousands of Canadian dollars)
(unaudited)

2000	Louvicourt	Andacollo	Exploration	Corporate	Total
	$	$	$	$	$
Revenues					
Mining	26,568	20,224	-	-	46,792
Other	-	62	-	4,179	4,241
	26,568	20,286	-	4,179	51,033
Expenses					
Mining	17,287	11,200	-	-	28,487
Other	-	-	450	11,055	11,505
Depreciation and amortization	2,759	5,705	88	41	8,593
Interest on obligation under capital lease	-	473	-	-	473
Foreign exchange and financing costs	-	55	(1)	(1,220)	(1,166)
Mineral properties and exploration expenditures written-off	-	-	760	-	760
	20,046	17,433	1,297	9,876	48,652
Earnings (loss) before taxes	6,522	2,853	(1,297)	(5,697)	2,381
Tax expense (benefit)	2,496	428	(102)	(980)	1,842
Net earnings (loss)	4,026	2,425	(1,195)	(4,717)	539
Capital assets	20,857	(1)98,071	37,845	2,382	159,155
Capital expenditures	447	173	3,457	31	4,108
Cash flow from operating activities	14,503	8,999	(532)	440	23,410

(1) Includes a $7,043 cumulative translation adjustment and mining equipment under capital lease.

1999	Louvicourt	Andacollo	Exploration	Corporate	Total
	$	$	$	$	$
Revenues					
Mining	29,144	16,845	-	-	45,989
Other	1	147	-	3,391	3,539
	29,145	16,992	-	3,391	49,528
Expenses					
Mining	22,253	11,874	-	-	34,127
Other	-	-	205	2,805	3,010
Depreciation and amortization	2,917	4,912	125	41	7,995
Foreign exchange and financing costs	-	83	-	815	898
Mineral properties and exploration expenditures written-off	-	-	2	-	2
	25,170	16,869	332	3,661	46,032
Earnings (loss) before taxes	3,975	123	(332)	(270)	3,496
Tax expense (benefit)	1,521	18	(63)	(41)	1,435
Net earnings (loss)	2,454	105	(269)	(229)	2,061
Capital assets	25,539	(2)76,859	53,219	2,385	158,002
Capital expenditures	507	188	5,185	17	5,897
Cash flow from operating activities	6,046	5,047	(551)	(721)	9,821

(2) Includes a $6,601 cumulative translation adjustment.

Aur RESOURCES INC.
1 Adelaide Street East
Suite 2501
Toronto, Ontario, M5C 2V9
Tel (416) 362-2614
Fax (416) 367-0427

03 JUN 20 AM 7:21

June 15, 2000

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC
U.S.A., 20549

Dear Sirs,

Please find enclosed a copy of a Material Change Report dated June 15, 2000 to be filed under our exemption number 82-4624.

If you have any questions, please give me a call.

Yours truly,

AUR RESOURCES INC.

Kathy Noble

Kathy Noble
Assistant Secretary

\kn

MATERIAL CHANGE REPORT

Reporting Issuer

Aur Resources Inc.
Suite 2501
1 Adelaide Street East
Toronto, Ontario
M5C 2V9

Date of Material Change

June 15, 2000

Press Release

A press release respecting the material change was issued through the facilities of Canadian Corporate News on June 15, 2000.

Summary of Material Change

Reference is made to the press release attached hereto as Schedule "A".

Full Description of Material Change

Reference is made to Schedule "B" attached hereto.

Senior Officer

Mr. Peter McCarter, the Secretary of the Corporation (Tel: 416-362-2614), is knowledgeable about the material change and this report and may be contacted for further information.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto this 15th day of June, 2000,

AUR RESOURCES INC.

Signed
Peter McCarter, Secretary

Schedule "A"

PRESS RELEASE

AUR ANNOUNCES ARRANGEMENTS FOR US$170 MILLION OF BANK DEBT FINANCING TO FUND A SUBSTANTIAL PORTION OF THE QUEBRADA BLANCA ACQUISITION

TORONTO, ONTARIO, June 15, 2000 - Aur Resources Inc. ("Aur") announces that it has executed an engagement agreement and indicative term sheet with Barclays Capital, CIBC World Markets and Deutsche Bank Securities Inc. (collectively, the "Financial Institutions") whereunder the Financial Institutions have been engaged to arrange and lead, under the terms thereof, a banking syndicate in order to provide Aur with a US$170 million credit facility (the "Facility"). This Facility is intended to be made available to Aur to fund a substantial portion of Aur's acquisition (the "QB Acquisition") of the collective 76.5% shareholding in Compañía Minera Quebrada Blanca S.A. ("QB") held by Cominco Ltd. and Teck Corporation, together with certain debt and other amounts owed by QB to them. QB owns a 100% interest in the Quebrada Blanca copper mine located in northern Chile.

The aggregate purchase price payable by Aur to Cominco and Teck in connection with the QB Acquisition is US$262 million, of which US$187 million is payable at closing, US$35 million is payable on December 15, 2002 and the remaining US$40 million is payable only should copper prices exceed certain specified levels during specified periods. Aur will further purchase US$82 million of existing QB project debt from QB's existing lenders at closing. The foregoing US$269 million (US$187 million plus US$82 million) required by Aur on closing to complete the QB Acquisition is intended to be funded from the US$170 million Facility, from QB's current cash balances of approximately US$25 million and from Aur's current working capital of approximately US$83 million. It is also anticipated that Aur and QB will collectively generate from their operations additional cash of approximately US$11 million prior to the closing of the QB Acquisition.

Closing of the QB Acquisition is expected to occur contemporaneously with the closing of the Facility in early September 2000.

The QB Mine is a large, open pit, heap leach copper mine which produces cathode copper utilizing solvent extraction-electrowinning technology. The QB Mine commenced commercial production in 1994 and is expected to produce approximately 165 million pounds of copper in 2000 at a cash cost of approximately US$0.51 per pound. The life-of-mine operating plan for QB provides for the mining and processing of approximately 150 million tonnes of ore at an average grade of 0.91% total copper. Aur anticipates QB's annual production to be between 165 and 176 million pounds of copper during the next twelve years and total production of approximately 2.1 billion pounds of copper over a mine life of 13 years. Life-of-mine operating cash costs, including all administration, marketing and transportation costs, are expected to average US$0.47 per pound of copper produced.

The acquisition of the 76.5% shareholding in the QB Mine will increase Aur's mineable copper reserves at December 31, 2000 from approximately 450 million pounds to more than 2 billion pounds and will result in an increase in Aur's annual copper production from 69 million pounds per year to over 200 million pounds per year.

In connection with the QB Acquisition and the Facility, Aur currently intends to hedge approximately 40% of its planned copper production over the next four years at a price of at least US$0.80 per pound of copper. This hedging will provide downside protection from copper price fluctuations and is considered prudent during those years when Aur's indebtedness under the Facility is at its highest level.

- 30 -

For further information please contact Dr. James W. Gill, President and Chief Executive Officer, Mr. Peter McCarter, Vice-President & Secretary or Mr. Ronald P. Gagel, Vice-President and Chief Financial Officer at 416-362-2614.

Schedule "B"

Pursuant to an engagement agreement and indicative term sheet dated June 13, 2000 (the "Term Sheet"), Aur has engaged Barclays Capital, CIBC World Markets and Deutsche Bank Securities Inc. (collectively, the "Financial Institutions") to arrange and lead, under the terms thereof, a banking syndicate to provide Aur with a US$170 million credit facility (the "Facility"). The Facility is intended to be made available to Aur to fund a substantial portion of Aur's acquisition of the collective 76.5% shareholding of Cominco Limited ("Cominco") and Teck Corporation ("Teck") in Compañía Minera Quebrada Blanca S.A. ("QB"), together with certain debt and other amounts owed by QB to Cominco and/or Teck (the "QB Acquisition"). QB is a Chilean company which owns and operates the Quebrada Blanca copper mine (the "QB Mine").

The Facility is to have a term of 7.5 years and is to be repayable in 14 semi-annual installments commencing June 30, 2001 and ending December 31, 2007. In addition to the scheduled principal repayments, 50% of excess cash flow (as defined) generated by Aur's mining operations is to be utilized to prepay a portion of the Facility on each payment date. Further, should the debt service cover ratio not meet or exceed a specified level during the term of the Facility, 100% of Aur's cash flow from its mining operations must be applied to repay the Facility. (For purposes of the Facility, the debt service cover ratio as at each relevant calculation date is the ratio of the net cash flow generated by Aur during the relevant calculation period to the relevant debt service requirements under the Facility.) Failure at any time during the term of the Facility for the debt service cover ratio to be at least a specified level also constitutes default under the Facility.

All amounts borrowed under the Facility will be secured by, among other things, first priority mortgages, assignments and security interests covering Aur's interests in its Chilean mining operations, being the QB Mine and its Andacollo copper mine operated by Compañía Minera Carmen de Andacollo, as well as by a negative pledge over Aur's other assets, including its interest in the Louvicourt copper-zinc-silver-gold mine located in Quebec.

Advances under the Facility must be taken in United States currency and by way of U.S. dollar prime loans or LIBOR loans. The applicable rates of interest are floating and vary depending on the manner of advance selected. Interest rates also vary depending upon whether the debt service cover ratio meets certain specified parameters.

The provision of a formal commitment to underwrite the Facility by the Financial Institutions and the ultimate provision of the Facility is conditional upon, among other things, completion of due diligence by the Financial Institutions in respect of QB and the QB Mine, formal credit approval with respect thereto being obtained by each Financial Institution, the implementation of certain copper hedging transactions at a minimum price of US$0.80 per lb., a specified minimum level of liquidity at closing and other terms and conditions customary in transactions of this nature.

The closing of the QB Acquisition and the attendant Facility is currently expected to close contemporaneously in early September 2000.

Aur RESOURCES INC.
1 Adelaide Street East
Suite 2501
Toronto, Ontario M5C 2V9
Tel (416) 362-2614
Fax (416) 367-0427

03 JUN 20 AM 7:21

May 19, 2000

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC
20549

Dear Sirs,

Please find enclosed copies of:

- our 1999 Annual Report in English;
- our Management Information Circular including the notice of meeting, and form of proxy in connection with our annual meeting to be held on June 27, 2000; and
- our Annual Information Form dated April 30, 2000

all to be filed under our exemption number 82-4624.

If you have any questions, please give me a call.

Yours truly,

AUR RESOURCES INC.

Kathy Noble

Kathy Noble
Assistant Secretary

Encl.

\kn

RESOURCES INC.

03 JUN 20 AM 7:21

Aur Resources Inc.
Suite 2501
1 Adelaide Street East
Toronto, Ontario
M5C 2V9
Telephone: (416) 362-2614
Facsimile: (416) 367-0427

NOTICE OF
ANNUAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual Meeting (the "Meeting") of shareholders of Aur Resources Inc. (the "Corporation") will be held in the City Hall Room, Sheraton Centre, 123 Queen Street West, Toronto, Ontario on

Tuesday, June 27, 2000

at the hour of 4:30 o'clock in the afternoon, local time, for the following purposes:

1. to receive and consider the Annual Report, including the financial statements and the Auditors' Report thereon, for the year ended December 31, 1999;
2. to elect directors;
3. to appoint auditors and authorize the directors to fix the remuneration of the auditors; and
4. to transact such other business as may properly come before the Meeting or any adjournments thereof.

A copy of the said Reports, financial statements, an Information Circular and a form of proxy accompany this Notice.

The directors have fixed the close of business on the last business day before the Meeting (or any adjournment thereof) as the time before which proxies to be used at the Meeting (or any adjournment thereof) must be deposited with the Corporation or with Montreal Trust Company of Canada; provided, however, that proxies may also be deposited with the scrutineer(s) at the Meeting (or any adjournment thereof) prior to the time for voting.

DATED the 9th day of May, 2000

BY ORDER OF THE BOARD,

President and Chief Executive Officer

Shareholders are entitled to vote at the Meeting either in person or by proxy. If it is not your intention to be present at the Meeting, please exercise your right to vote by promptly signing, dating and returning the proxy in the envelope provided for that purpose.

INFORMATION CIRCULAR

Solicitation of Proxies

This Information Circular (the "Circular") is furnished in connection with the solicitation by the management of Aur Resources Inc. (the "Corporation") of proxies to be used at the Annual Meeting of shareholders of the Corporation (the "Meeting") to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally by management of the Corporation at nominal cost. The cost of any such solicitation by management will be borne by the Corporation.

The Corporation may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of voting shares of the Corporation (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this Circular, the Annual Report and form of proxy to the beneficial owners of such shares. The Corporation will provide, without cost to such persons, upon request to the Secretary of the Corporation, additional copies of the foregoing documents required for this purpose.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are directors and senior officers of the Corporation. A shareholder desiring to appoint some other person, who need not be a shareholder of the Corporation, to attend and act for him at the Meeting must do so either by inserting such person's name in the blank space provided in the instrument of proxy and striking out the names of the 3 persons specified or by completing another proper form of proxy and, in either case, delivering the completed proxy to the Corporation, Suite 2501, 1 Adelaide Street East, Toronto, Ontario, M5C 2V9 or to Montreal Trust Company of Canada, 151 Front Street West, 8th Floor, Toronto, Ontario, M5J 2N1 by the close of business on the last business day prior to the Meeting (or any adjournment thereof) or to the scrutineer(s) at the Meeting (or any adjournment thereof) prior to the time for voting.

A proxy given by a shareholder may be revoked, as to any motion on which a vote has not already been cast pursuant to the authority conferred by it, by instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation, Suite 2501, 1 Adelaide Street East, Toronto, Ontario, M5C 2V9 at any time up to and including the last business day preceding the day of the Meeting (or any adjournment thereof) at which the proxy is to be used or with the Chairman of the Meeting on the day of the Meeting (or any adjournment thereof), or in any other manner permitted by law.

Non-Registered Holders

Only registered holders of shares of the Corporation or the person(s) they appoint as their proxyholder are permitted to vote at the Meeting. However, in many cases, shares of the Corporation beneficially owned by a holder (a "Non-Registered Holder") are not registered in the name of the holder but are rather registered either (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans) or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Circular and a form of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "voting instruction form" or a "proxy authorization form") which the Intermediary must follow. Typically, the Non-Registered Holder will also be given a page of instructions which contains a removable label containing a bar code

and other information. In order for the form of proxy to be validly constituted, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(b) less typically, be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Montreal Trust Company of Canada as provided under "Appointment and Revocation of Proxies" above.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares of the Corporation which they beneficially own. Should a Non-Registered Holder who receives either form of proxy wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the form of proxy is to be delivered.

Voting of Proxies

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted for the election of directors and for the appointment and remuneration of auditors, all as described in this Circular. The enclosed form of proxy confers discretionary authority upon the persons named therein to exercise their judgement and to vote with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date hereof, the management of the Corporation knows of no such amendments or variations or of any other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

Voting Shares and Principal Holders Thereof

On April 30, 2000, the Corporation had outstanding 75,729,875 common shares and 2,000,000 Class B shares, each carrying the right to one vote per share. Shareholders registered on the books of the Corporation (or their respective proxies) at the close of business on May 17, 2000 are entitled to vote at the Meeting, except to the extent that a registered shareholder transfers any of such shareholder's shares after May 17, 2000 and the transferee of such shares produces properly endorsed share certificates or otherwise establishes that such shareholder owns such shares and demands, not later than 10 days before the Meeting, that such shareholder's name be included in the list of shareholders entitled to vote at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, the only shareholder beneficially owning or exercising control or direction over greater than 10% of any class of the outstanding voting shares of the Corporation as at April 30, 2000 is its President and Chief Executive Officer, Dr. James W. Gill, 12 Courtwood Place, Toronto, Ontario, M2K 1Z9, who holds 1,793,066 common shares and 2,000,000 Class B shares, which comprise 2.4% and 100%, respectively, of such classes of shares.

Election of Directors

Under the articles of the Corporation, the board of directors of the Corporation (the "Board") may consist of a minimum of 3 members and a maximum of 12 members. The number of directors within such range is to be determined by the Board from time to time and is currently set at 8 directors. It is proposed that the persons named as nominees hereunder will be nominated at the Meeting. All directors are elected annually and all of the said nominees are presently directors of the Corporation. Unless such authority is withheld, the persons named in the enclosed form of proxy intend to vote for the election of the nominees whose names are set forth below. Management does not contemplate that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the next annual meeting or until his office is earlier vacated in accordance with the By-laws of the Corporation.

The following table and notes thereto state the names of all of the persons proposed to be nominated for election as directors, their principal occupation, the date on which each became a director of the Corporation and the number of shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as at April 30, 2000:

Name	*Principal Occupation*	*Director Since*	*Shares Owned* (1)
James W. Gill (2) Toronto, Ontario	President and Chief Executive Officer of the Corporation	Sept. 14, 1981	1,793,066 common 2,000,000 Class B
Norman B. Keevil Vancouver, British Columbia	President and Chief Executive Officer of Teck Corporation, a mining company	March 31, 1992	5,000 common
William J.A. Kennedy (2) Grafton, Ontario	Consultant	March 20, 1984	346 common
Martin Claude Lepage St. Lambert, Quebec	Barrister and Solicitor, Partner of Stikeman, Elliott	May 16, 1985	1,433 common
Peter McCarter Toronto, Ontario	Vice-President and Secretary of the Corporation	May 16, 1985	135,000 common
William J. Robertson Calgary, Alberta	Executive Vice-President and Chief Operating Officer of Agrium Inc., a fertilizer company	March 31, 1992	1,000 common
Howard R. Stockford Toronto, Ontario	Executive Vice-President of the Corporation	March 20, 1984	174,625 common
Leo J. Thibodeau (2) Windsor, Ontario	Retired Executive	Sept. 14, 1981	1,000 common

Notes:

(1) The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.

(2) Audit committee member. The Canada Business Corporations Act requires the Corporation to have an audit committee. The Corporation has no executive committee.

Corporate Governance

General

In February, 1995, The Toronto Stock Exchange Committee on Corporate Governance in Canada issued its final report (the "TSE Report") containing a series of guidelines (the "Guidelines") for corporate governance. The Guidelines (which are not mandatory) deal with the constitution of boards of directors and board committees, their functions, their independence from management and other matters relevant to the issue of corporate governance. "Corporate Governance" as used in the TSE Report means the process and structure used to direct and manage the business and affairs of a corporation with the objective of enhancing shareholder value. The Toronto Stock Exchange requires that disclosure be made by each listed company of its corporate governance system with reference to the Guidelines. Accordingly, particulars of the Corporation's corporate governance system are set forth below.

Mandate of the Board

The Board has no specific mandate, its powers being all-encompassing. Responsibilities not delegated to senior management or to a committee of the Board remain those of the full Board.

The TSE Report sets out a basic guideline for the boards of all corporations which is summarized in the TSE Report as follows:

"The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:

(i) adoption of a strategic planning process;

(ii) the identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks;

(iii) succession planning, including appointing, training and monitoring senior management;

(iv) a communications policy for the corporation; and

(v) the integrity of the corporation's internal control and management information systems."

The items enumerated above are included within what the Board considers to be its responsibilities. However, the Board does not believe that it is appropriate for it to be involved in the day-to-day management and functioning of the Corporation. It expects that senior management will be responsible for the effective management of the Corporation, subject to the Board's stewardship responsibilities. Given the Board's overall stewardship responsibilities, the Board expects management of the Corporation to meet the following key objectives:

(i) review on an ongoing basis the Corporation's near-term and long-term strategic plans and their implementation in all key areas of the Corporation's activities in light of, among other things, evolving industry and market conditions and with a view to maximizing shareholder value;

(ii) report, in a comprehensive, accurate and timely fashion, on the business and affairs of the Corporation generally, and on any specific matters that management considers to be of material or significant consequence for the Corporation and its shareholders and other stakeholders;

(iii) take timely action, make all appropriate decisions with respect to the Corporation's operations in accordance with all applicable legal and other requirements or obligations and within the framework of the corporate policies in effect and implement appropriate policies, procedures and processes to assure the highest level of conduct and integrity of the Corporation's management and of its employees; and

(iv) conduct a comprehensive annual budgeting process and monitor closely the Corporation's financial and operating performance in conjunction with the annual business plan and budget approved by the Board.

There were four meetings of the Board held during 1999. Meetings are scheduled at regular intervals and, as well, take place as required from time to time to consider material items of business which may arise in the interim for the Corporation.

The Guidelines further state that the board of directors of a corporation, or a committee thereof, should assume responsibility for developing the corporation's approach to governance issues, including the corporation's response to the Guidelines. In the case of the Corporation, it is the Board as a whole which currently assumes responsibility for corporate governance.

Composition of the Board

The Guidelines make it the responsibility of each board of directors to make a determination of the status of each of its members as related, unrelated, outside or inside, as such terms are defined or understood in the TSE Report. The directors of the Corporation have determined that the Board is composed of five outside directors (i.e. directors who are not officers or employees of the Corporation) and three inside directors. The Board has further determined that four of its outside directors are unrelated directors (i.e. a director who, among other things, "is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the corporation, other than interests and relationships arising from shareholding") while the other outside director would be considered to be a related director (due to the fact that a law firm of which such director is a partner provides legal services to the Corporation).

A related Guideline includes the recommendation that a majority of a board of directors should consist of unrelated directors. In the Corporation's case, as noted above, one-half of the directors are unrelated directors.

Three senior officers of the Corporation are also directors. The Board believes that their extensive knowledge of the Corporation's business and affairs is beneficial to the other directors and their participation as directors contributes to the effectiveness of the Board.

The Guidelines recommend that a board of directors form a committee composed exclusively of outside directors, a majority of whom are unrelated directors, which has the responsibility to propose to the board from time to time new nominees to the board and to develop and implement a process for assessing the effectiveness of the board and its committees and for assessing the contribution of each of the corporation's directors. Further, the Guidelines state that every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board. The Board has taken no action in response to these Guidelines as it believes that these recommendations are generally more appropriate for corporations of significantly larger size and complexity than the Corporation and which may have significantly larger boards of directors.

Another Guideline recommends that each board examine its number of members and, with a view to determining the impact of such number upon its effectiveness, undertake, where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision making. The Board is of the view that seven to nine directors is the optimum number of members for the Board at this time and hence no reduction is appropriate.

The Guidelines state that a board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management. The Guidelines further suggest that an appropriate structure would be to appoint an outside director as the Chairman of the board with responsibility to ensure that the board discharges its responsibilities or to assign this responsibility to a committee of the board or to a so-called "lead director". The Chairman of the Corporation is also the Corporation's President and Chief Executive Officer (the "CEO"). At the Corporation's present size, the Board is of the view that having a chairman who is not involved in management would not currently be appropriate for the Corporation and the Board would not significantly benefit by having a chairman who is an outside director. Moreover, the Board believes that the knowledge, experience and qualifications of its outside directors are sufficient to ensure that the Board can function independently of management and discharge its responsibilities, particularly given that the majority of the Board is comprised of outside directors. The Board is further of the view that the implementation of formal "structures and procedures to ensure that the board can function independently of management" is generally more appropriate for corporations of significantly larger size and complexity than the Corporation and which may have significantly larger boards of directors.

A further Guideline states that a board of directors should implement a system which enables an individual director to engage an outside advisor at the expense of the corporation in the appropriate circumstances (subject to the approval of an appropriate committee of the board). In the Corporation's case, while the Corporation has not implemented a formal system in respect of the foregoing, the engagement of outside advisors for members of the Board would be authorized on an ad-hoc basis by the Board or by the Corporation's CEO as and when circumstances so warrant.

The Board currently has two committees, being its audit committee and its compensation committee. The audit committee, among other things, reviews the quarterly and annual financial statements of the Corporation. The Guidelines also recommend that the audit committee should have direct communication channels with the Corporation's internal and external auditors to discuss and review specific issues as appropriate, that the duties and responsibilities of the audit committee be specifically defined so as to provide appropriate guidance to the members thereof as to their duties and that the audit committee duties should include oversight responsibility for management reporting on internal control and ensuring that management has designed and implemented an effective system of internal control. The operation of the Corporation's audit committee complies with the aforesaid Guidelines. The Guidelines recommend that the audit committee should be made up of outside directors only. The Corporation's three member audit committee does not comply with this Guideline as one member of the audit committee is an inside director. The Guidelines recommend that other board committees should also be comprised of outside directors and the majority thereof should also be unrelated directors. All members of the compensation committee are outside directors, with two members also being unrelated directors. Accordingly, the composition of the compensation committee complies with this Guideline. The compensation committee and its functions are described under "Management Compensation".

Other Guidelines and Matters

The TSE Report recommends that boards review the adequacy and form of compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks of being an effective director. The compensation committee periodically reviews the compensation of the directors of the Corporation, with particular regard to the compensation of directors of comparable mining companies, and is satisfied that the current directors' compensation is appropriate (see also "Compensation of Directors").

The Guidelines also recommend that a board, together with the CEO, develop position descriptions for the board and for the CEO involving the definition of the limits of management's responsibilities. The Board believes that formulating position descriptions for board members is perhaps generally more appropriate for corporations of significantly larger size and complexity than the Corporation and which may have significantly larger boards of directors. (The TSE Report also states that the board of directors of a corporation should be less concerned with transactions and more concerned with the systems which support the board's direction of the corporation's business, noting, however, that the foregoing may be less true for smaller companies where individual transactions still loom large in relative importance.) With respect to management's responsibilities, generally, any matters of material substance to the Corporation are submitted to the Board for, and are subject to, its approval. Such matters include those matters which must by law be approved by the Board (such as share issuances) and other matters of material significance to the Corporation including any debt or equity financings, investments, acquisitions and divestitures, and the incurring of material expenditures or legal commitments. The Board also reviews and approves the Corporation's major communications with shareholders and the public including the annual report (and financial statements contained there), quarterly reports to shareholders, the annual management information circular and Annual Information Form.

In addition, the Guidelines suggest that the board or a committee thereof develop the corporate objectives which a chief executive officer is responsible for meeting. The specific corporate objectives which the CEO is responsible for meeting (aside from the overall objective of enhancing shareholder value) are, in the Corporation's case, typically related to the advancement, growth, management and financing of the Corporation and its mining operations and projects and matters ancillary thereto.

The Board believes that management should speak for the Corporation in its communications with shareholders and others in the investment community and that the Board should ensure that appropriate investor relations programs and procedures are in place. In addition, management meets regularly with shareholders and others in the investment community to receive and respond to shareholder feedback.

Management Compensation

Compensation of Executive Officers

The following table sets forth the compensation earned by the Corporation's CEO and each of the Corporation's four most highly compensated executive officers (referred to collectively with the CEO as the "named executives") during the years ended December 31, 1999, 1998 and 1997:

Summary Compensation Table

Name and Principal Position	*Year*	*Annual Compensation*		*Long Term Compensation*	*All Other Compensation ($)*(2)
		Salary ($)	*Bonus ($)*	*Securities under Options Granted*(1)	
James W. Gill	1999	536,038	100,000	–	–
President and Chief	1998	510,513	50,000	183,334	–
Executive Officer	1997	486,203	–	–	–
Howard R. Stockford	1999	446,698	25,000	–	–
Executive Vice-President	1998	425,427	35,000	55,556	–
	1997	405,169	–	–	–
Peter McCarter	1999	331,833	25,000	–	–
Vice-President and	1998	316,032	–	55,556	–
Secretary	1997	300,983	–	–	–
David J. Libby	1999	285,000	20,000	150,000	–
Vice-President, Mining	1998	275,000	5,000	5,556	–
Operations	1997	260,000	25,000	–	–
Ronald P. Gagel	1999	275,000	10,000	50,000	–
Vice-President and Chief	1998	235,000	40,000	5,556	–
Financial Officer	1997	200,000	35,000	–	–

Notes:

(1) Comprised of options to purchase common shares of the Corporation granted in the relevant year. Also see "Stock Option Plan and Stock Options".

(2) The value of perquisites and other personal benefits for each named executive is less than 10% of total annual salary and bonus of such executive.

Compensation of Directors

Each director of the Corporation receives, unless he is also a full-time employee of the Corporation, a fee of $10,000 per year for serving as a director of the Corporation as well as fees of $1,000 for each directors' and committee meeting attended in person and $500 for each such meeting attended by conference telephone. Directors are further reimbursed for their out-of-pocket expenses incurred in attending directors' and committee meetings. Directors are also eligible to be granted stock options under the Corporation's Stock Option Plan and, as at December 31, 1999, non-officer directors held options to purchase an aggregate of 500,000 common shares of the Corporation (see "Stock Option Plan and Stock Options").

Directors' and Officers' Liability Insurance

The Corporation maintains directors' and officers' liability and corporate reimbursement insurance with a $20,000,000 annual and per occurrence limit at an annual premium for the 12 months ended May 1, 2000 of $24,375. Generally, under this insurance, the Corporation would be reimbursed for payments made under corporate indemnity provisions on behalf of its directors and officers and individual directors and officers would be reimbursed for losses arising during the performance of their duties for which they are not indemnified by the Corporation. Excluded from coverage are illegal acts and those acts which result in personal profit. The corporate reimbursement deductible under the policy is $25,000.

Employment and Termination Agreements

The Corporation has employment agreements with three named executives, Messrs. Gill, McCarter and Stockford. Each agreement provides for an indefinite term of service and for minimum annual salary increments for the relevant executives. Further, each such executive is entitled to receive an amount equal to three times his then current salary (excluding bonuses) in the event of the termination of his employment by the Corporation (except for cause or voluntary resignation or retirement) or under circumstances where such executive's job functions, duties and/or responsibilities cease to be those presently undertaken by such executive. As well, upon any such termination, other non-salary benefits, including health benefits and the retention of stock options, continue for a period of 36 months following termination. There are no termination rights provided under the agreements to the relevant executives upon any change of control of the Corporation.

The Corporation has a termination agreement with one named executive, Mr. Ronald P. Gagel. Such agreement provides that such executive is entitled to receive an amount equal to two times his then current salary (excluding bonuses) in the event that, following a change of control of the Corporation (as defined in the agreement), such executive's employment is terminated by the Corporation or such executive's job functions, duties and/or responsibilities cease to be those then currently undertaken by such executive.

Stock Option Plan and Stock Options

The Corporation has in effect a Stock Option Plan (the "Plan") in order to provide effective incentives to directors, officers and senior management personnel of the Corporation and to enable the Corporation to attract and retain experienced and qualified individuals in those positions by permitting such individuals to directly participate in an increase in per share value created for the Corporation's shareholders. Options under the Plan are typically granted in such numbers as reflect the level of responsibility of the particular optionee and his or her contribution to the business and activities of the Corporation. Options granted under the Plan typically have a five year term and, except in the case of directors, are typically made cumulatively exercisable by the holders thereof as to a proportionate part of the aggregate number of shares subject to the option over a specified term. Options are not assignable and, except in certain specified circumstances, terminate upon the optionee ceasing to be employed by or associated with the Corporation. The terms of the Plan further provide that the price at which shares may be issued under the Plan cannot be less than the current market price of the shares when the relevant options are granted. As at December 31, 1999, 4,112,722 common shares are issuable pursuant to unexercised options granted to such date under the Plan and options to purchase a further 3,422,564 common shares remain grantable under the Plan.

Incentives to participants under the Plan may also be provided by the granting of stock appreciation rights. Stock appreciation rights, which would be attached to a stock option, entitle a participant in the Plan to elect, in lieu of exercising an outstanding stock option, to receive the number of shares of the Corporation equivalent in value to the difference between his or her option exercise price and the then existing market value of the common shares of the Corporation multiplied by the number of shares over which he or she could otherwise exercise his or her option. The Plan further permits the Corporation to loan monies to participants in the Plan for purposes of funding the exercise of options or other purchases of shares of the Corporation.

The following table sets forth the particulars of individual grants of options to purchase common shares of the Corporation made under the Plan during 1999 to the named executives:

Name	*Share Options Granted (#)*	*% of Total Options Granted to Employees in the Year*	*Exercise Price ($/Share)*	*Market Value of Shares Underlying Options on the Date of Grant ($/Share)*	*Expiration Date*
David J. Libby	150,000	47%	2.30	2.30	April 20, 2004
Ronald P. Gagel	50,000	16%	2.22	2.22	December 15, 2004

The following table sets forth particulars concerning exercises of options during 1999 by each of the named executives and the fiscal year-end value of unexercised options held by the named executives:

Name	*Securities Acquired on Exercise (#)*	*Aggregate Value Realized(1) ($)*	*Unexercised Options at Year-end (#) (Exercisable/Unexercisable)*	*Value of Unexercised in-the-Money Options at Year-end(2) ($) (Exercisable/Unexercisable)*
James W. Gill	300,000	90,000	500,000/nil	Nil/Nil
Howard R. Stockford	100,000	33,000	350,000/nil	Nil/Nil
Peter McCarter	Nil	Nil	300,000/nil	Nil/Nil
David J. Libby	Nil	Nil	123,148/76,852	37,500/37,500
Ronald P. Gagel	Nil	Nil	175,000/25,000	14,500/14,500

Notes:

(1) Calculated as being the closing market price of the common shares of the Corporation on the date prior to the exercise date less the per share exercise price of the relevant options times the number of shares involved.

(2) Calculated as being the closing market price of the common shares of the Corporation as at December 31, 1999, being $2.80, less the per share exercise price of the relevant options times the number of shares involved.

Composition of the Compensation Committee

The Compensation Committee of the Board consists of Mr. Claude Lepage, the Chairman of the Committee, Mr. William Kennedy and Mr. Leo Thibodeau.

Report of the Compensation Committee

The Compensation Committee is responsible for making recommendations to the Board with respect to the compensation of the executive officers of the Corporation as well as with respect to the Corporation's stock option, pension and other employee benefit plans. The Board (exclusive of the officers of the Corporation who are also members of the Board) reviews such recommendations and is responsible for ultimately determining executive compensation. The Committee meets annually in respect of the setting of the compensation of the executive officers of the Corporation and otherwise as required with respect to matters involving the Corporation's stock option, pension and other employee benefit plans.

Generally, compensation is provided by the Corporation to its executive officers, including its CEO, by way of salary, cash bonuses and the granting of stock options under the Plan. The overall objective adopted by the Committee is to ensure that executive compensation is fair and reasonable and sufficient to attract and retain qualified and experienced executives. In the case of the three executive officers who have employment contracts with the Corporation, which includes the CEO, certain minimum base salary

compensation is prescribed under those contracts, such compensation being initially established under those contracts having regard to the foregoing objective. There are no specific factors utilized by the Committee in setting the various components of the overall compensation of the executive officers of the Corporation, including the CEO.

In terms of the setting of salaries and bonuses, the Committee reviews and considers comparisons of executive compensation for other companies operating in the mining industry. However, the Committee views the growth and development of the Corporation over the preceding year and specific initiatives undertaken in the year that promote the growth and progress of the Corporation and the enhancement of shareholder value to be more relevant than comparisons with executive compensation in the mining industry generally, particularly in respect of the compensation of the CEO and the granting of bonuses. There are no specific performance targets or quantitative or qualitative measures applied by the Committee assessing the appropriate levels of compensation; however, the Committee has particular regard for the recommendations of the CEO in respect of the compensation of the other executive officers of the Corporation.

Given the cyclical nature of the mining industry and the particular impact that external factors beyond the control of the Corporation have on the Corporation, such as metal prices and exchange rates, it is considered that a fixed system of specific performance-based bonuses could create more inequity than benefit. Bonuses over established salary have thus been limited to a flexible ad hoc reward given to recognize deserving individual performance or initiatives undertaken in respect of operations or activities falling within the responsibility of the particular executive officer.

The Committee is of the view that stock options are a particularly appropriate method of providing long-term incentives for senior executives of the Corporation given that benefits thereunder come only when shareholders at large also generally benefit, thereby aligning the interests of the executives and the shareholders in general. Achieving desirable shareholder return over a sustained period of time requires not only management's attention to the day-to-day operations of the Corporation but also to a number of financial and non-financial strategic elements and corporate initiatives that impact shareholder return in both the short-term and long-term. On an ongoing basis, the Committee believes that stock options promote a high correlation between the level of overall executive compensation and the return to shareholders through appreciation in share price.

William Kennedy *Claude Lepage* *Leo Thibodeau*

Performance Graph

The adjacent table compares the total cumulative shareholder return (including reinvestment of dividends) for $100 invested in the common shares of the Corporation on January 1, 1995 with the TSE 300 Total Return Index and the TSE Metals & Minerals Total Return Index over the five succeeding years:

Comparison of 5 Year Total Common Shareholders' Return



DOLLARS
Aur Common Shares
TSE 300 Total Return Index
TSE Metals & Minerals Total Return Index
200
150
100
50
0

For the years	1994	1995	1996	1997	1998	1999
Aur Common Shares	100	155	184	79	61	67
TSE 300 Total Return Index	100	115	147	169	166	219
TSE Metals & Minerals Total Return Index	100	120	130	96	79	118

The adjacent table compares the total cumulative shareholder return (including reinvestment of dividends) for $100 invested in the common shares of the Corporation on January 1, 1990 with the TSE 300 Total Return Index and the TSE Metals & Minerals Total Return Index over the ten succeeding years:

Comparison of 10 Year Total Common Shareholders' Return



DOLLARS
Aur Common Shares
TSE 300 Total Return Index
TSE Metals & Minerals Total Return Index
300
200
100
0

For the years	1989	1990	1991	1992	1993	1994	1995	1996	1997	1998	1999
Aur Common Shares	100	50	40	43	86	65	101	120	51	40	43
TSE 300 Total Return Index	100	85	95	94	125	124	143	183	210	207	273
TSE Metals & Minerals Total Return Index	100	85	97	95	121	145	175	190	140	115	171

Defined Benefit or Actuarial Pension Plans

Each of the named executives participates in a registered pension plan and a supplementary pension plan. The aggregate benefit provided by these plans for each participating executive is calculated as 2% multiplied by years of credited service multiplied by the average of the highest five years of base salary. There is no reduction of the pension for early retirement after age 60 nor is there any deduction for social security or other benefits.

Pension Plan Table

Estimated Total Annual Benefit on Retirement

	Years of Credited Service (1)				
Pensionable Earnings	*15*	*20*	*25*	*30*	*35*
125,000	37,500	50,000	62,500	75,000	87,500
150,000	45,000	60,000	75,000	90,000	105,000
175,000	52,500	70,000	87,500	105,000	122,500
200,000	60,000	80,000	100,000	120,000	140,000
225,000	67,500	90,000	112,500	135,000	157,500
250,000	75,000	100,000	125,000	150,000	175,000
300,000	90,000	120,000	150,000	180,000	210,000
400,000	120,000	160,000	200,000	240,000	280,000
500,000	150,000	200,000	250,000	300,000	350,000
600,000	180,000	240,000	300,000	360,000	420,000

Notes:

(1) Credited service as of December 31, 1999, rounded to the nearest number of years, is: R. Gagel-12, J. Gill-28, D. Libby-6, P. McCarter-20 and H. Stockford-18.

Appointment of Auditors

Unless such authority is withheld, the persons named in the enclosed proxy intend to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, Toronto, as auditors of the Corporation to hold office until the next annual meeting of shareholders and to authorize the directors to fix the remuneration of PricewaterhouseCoopers LLP as the auditors.

General

Management is not aware of any other matters which are to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any matters other than those referred to herein should be presented at the Meeting, the persons named in the enclosed proxy are authorized to vote the shares represented by the proxy in accordance with their best judgement. The contents and sending of this Circular have been approved by the Board.

The Corporation annually files an Annual Information Form with the various provincial securities commissions and administrators across Canada and a copy of the Corporation's Annual Information Form dated April 30, 2000, its comparative financial statements for its year ended December 31, 1999, together with the auditors' report thereon, its subsequent interim financial statements and this Circular may be obtained from the Secretary of the Corporation upon request.

By order of the Board of Directors

James W. Gill
President and Chief Executive Officer

Toronto, Ontario
May 9, 2000

Aur Resources Inc.

PROXY, Solicited by Management for the Annual Meeting of Shareholders to be held on Tuesday, June 27, 2000

The undersigned shareholder of Aur Resources Inc. (the "Corporation") hereby appoints James W. Gill, President, or failing him, Howard R. Stockford, Executive Vice-President, or failing him, Peter McCarter, Secretary, or instead of any of the foregoing,

....,

as proxy for the undersigned with power of substitution, to attend, vote and act for the undersigned at the Annual Meeting of shareholders of the Corporation to be held on Tuesday, June 27, 2000, and at any adjournments thereof and, without limiting the general authorization and power hereby given, hereby directs that the shares of the Corporation registered in the name of the undersigned be:

(a) VOTED ☐ or WITHHELD FROM VOTING ☐ in the election of directors;

(b) VOTED ☐ or WITHHELD FROM VOTING ☐ in the appointment of auditors and the authorization of the directors to fix the remuneration of the auditors; and

(c) Voted, in the discretion of the proxy, on amendments or variations to matters identified in the Notice of Meeting and on such other matters as may properly come before the meeting.

The shares represented by this proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. If no specification is made in items (a) and/or (b) above, the shares represented by this proxy will be voted.

The undersigned hereby revokes any proxies previously given.

DATED this .... day of ...., 2000

....

Signature of Shareholder

NOTES:

1. EACH SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT FOR HIM AT THE MEETING OTHER THAN THE PERSONS SPECIFIED ABOVE. Such right may be exercised by striking out the names of the 3 specified persons and by inserting in the blank space provided the name of the person to be appointed, who need not be a shareholder of the Corporation.
2. If the form of proxy is not dated, it will be deemed to bear the date on which it is mailed to the shareholder.

AUR RESOURCES INC.

ANNUAL INFORMATION FORM

April 30, 2000

TABLE OF CONTENTS

Disclosure Regarding Forward-Looking Statements

Statements that are not historical facts contained in this Annual Information Form (and the other disclosure documentation of Aur Resources Inc. ("Aur") such as its annual and quarterly reporting to shareholders) are forward-looking statements that involve risks and uncertainties that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such forward-looking statements include, among other things, statements regarding targets or estimates for copper production, cash operating costs and capital expenditures, increases and decreases in production and in anticipated grades and recovery rates. Factors that could cause actual results or events to differ materially include, among others, the factors described under "Business of the Company - Risk Factors and Government Regulation" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" herein. Many of such factors are beyond Aur's ability to control or predict.

Actual results may differ materially from those anticipated. Readers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Aur disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise.

THE COMPANY

Aur is a Canadian company active in the acquisition, exploration, development and mining of mineral properties. Its principal assets consist of its 30% interest in the Louvicourt copper-zinc-silver-gold mine near Val d'Or, Quebec, its 70% interest in the Andacollo copper mine in Chile, its portfolio of exploration properties located principally in northwestern Quebec and in central Manitoba and Saskatchewan and its working capital of approximately $119 million as at March 31, 2000.

Aur also, on April 19, 2000, entered into an agreement to purchase a 76.5% interest in Compañía Minera Quebrada Blanca S.A. ("QB"), the owner of the Quebrada Blanca copper mine (the "QB Mine") in northern Chile. See "Proposed Acquisition of the Quebrada Blanca Mine".

Aur was incorporated under the Canada Business Corporations Act (the "CBCA") by articles of incorporation on September 14, 1981. By articles of amendment dated March 28, 1983, June 17, 1985, April 21, 1990 and April 24, 1991, the articles of Aur were amended to, among other things, create Aur's current capitalization. In 1985, Aur merged with Brominco Inc., then a 57% owned subsidiary of Aur. On January 1, 1997, Aur merged with 46.2% owned Canada Tungsten Inc. pursuant to a plan of arrangement carried out under the CBCA.

The principal direct and indirect subsidiaries of Aur consist of the following:

Subsidiary	Jurisdiction of Incorporation	Voting Equity Owned
Aur Resources (USA) Inc.	Delaware	100%
Aurcay Holdings Inc.	Cayman Islands	100%
Aurcay Inc.	Cayman Islands	100%
Patcay Inc.	Cayman Islands	100%
Canada Tungsten (Cayman) Inc.	Cayman Islands	100%
Aur QB Inc.	Cayman Islands	100%
Aur (Barbados) Inc.	Barbados	100%
Compañía Minera Carmen de Andacollo	Chile	63%
Aur Resources Chile Limitada	Chile	100%

Unless the context otherwise requires, references herein to "Aur" may include, collectively or individually, one or more of the direct or indirect subsidiaries of Aur.

Aur's executive and registered office is located at Suite 2501, 1 Adelaide Street East, Toronto, Ontario, M5C 2V9 (telephone: (416) 362-2614; fax: (416) 367-0427; e-mail: info@aurresources.com; website: www.aurresources.com).

As at December 31, 1999, Aur's staff consisted of approximately 580 people.

BUSINESS OF THE COMPANY

Louvicourt Mine

Property Interests and Location

The Louvicourt property consists of an 1,800 metre by 1,900 metre area (845 acres) held under various mining leases and mining claims, including a surface lease covering a tailings disposal facility.

The operation of the Louvicourt property is governed by a joint venture agreement between Aur, Teck Corporation ("Teck") and Novicourt Inc. ("Novicourt"), an indirect subsidiary of Noranda Inc. Aur holds a 30% interest in the joint venture, with Teck and Novicourt holding 25% and 45% interests therein, respectively. Aur is the operator of the joint venture.

The property is located in Louvicourt Township approximately 24 kilometres east of Val d'Or, Quebec by road off Provincial highway #117. A 3 km spur line connects the operation to the CN railway for the loading, unloading and shipment of supplies and concentrates.

Geology, Reserves and Resources

The Louvicourt deposit, which was discovered by Aur in 1989, lies within a 1.5 kilometre wide unit of felsic volcanic rocks of the Val d'Or Formation that host numerous copper-zinc massive sulphide occurrences. The property includes the Louvicourt copper-zinc-silver-gold deposit, the up and down dip projection of such deposit and an area along strike both to the east and west of the deposit.

The Louvicourt deposit has a strike length of approximately 350 metres, a dip of 68°-85° and is comprised of a number of folded sulphide zones. These zones have individual thicknesses ranging from 3 metres to 90 metres. It is believed that the sulphide zones represent sulphides deposited on one or two stratigraphic horizons which have subsequently been folded to yield a series of semi-massive to massive sulphide zones accompanied by zones of stringer chalcopyrite and/or disseminated chalcopyrite and pyrite mineralization. The massive sulphide zones consist primarily of pyrite, chalcopyrite and sphalerite with variable amounts of non-sulphide material.

The following are the diluted proven and probable reserves at the Louvicourt mine as calculated by Aur as at December 31 in the indicated year:

1999	Tonnes (000's)	Cu %	Zn %	Ag g/tonne	Au g/tonne
Proven(1)	5,288	3.66	1.67	28.3	0.90
Probable(2)	2,185	2.52	1.99	27.3	0.82
Total(3)	7,473	3.32	1.77	28.0	0.87

1998	Tonnes (000's)	Cu %	Zn %	Ag g/tonne	Au g/tonne
Proven(1)	5,484	3.86	1.62	28.9	0.92
Probable(2)	3,038	3.00	1.77	27.5	0.83
Total	8,521	3.56	1.69	28.5	0.89

Notes:

(1) Proven reserves are reserves which have been developed for mining and which are generally within 15 metres of diamond drill intersections.

(2) Probable reserves are reserves in which little or no development has been carried out and which have been drill tested by more widely spaced holes, generally about 30 metres apart.

(3) The 1999 reserves were calculated utilizing a net smelter return cut-off which is approximately equivalent to a 2% copper equivalent (CuEq) cut-off grade.

The above reserves, as at December 31, 1999, represent approximately 5.5 years of production at the projected steady state mining rate of 4,300 tonnes per day.

During 1999, a total of 1.61 million tonnes of ore was mined and milled while cost reductions which lowered the cut-off grade and the upgrading of a portion of the resources to reserves through definition drilling resulted in the addition of 564,000 tonnes of new ore to the reserves.

As at December 31, 1999, in addition to its proven and probable reserves, additional undiluted, indicated and inferred resources were calculated by Aur using a 1% copper equivalent cut-off grade to be 5.1 million tonnes at a grade of 2.0% copper, 1.7% zinc, 20.4 grams/tonne silver and 0.52 grams/tonne gold. It is unlikely that a significant portion of these resources will be converted into economic reserves. The potential for the discovery of new economic sulphide lenses on the Louvicourt property outside the area of the existing reserves and resources and reasonably accessible from the existing underground infrastructure is believed to be low.

Mineralogy

The Louvicourt deposit consists of massive, stringer and disseminated sulphides of copper (chalcopyrite), zinc (sphalerite) and iron (pyrite) with associated economically significant gold and silver mineralization.

The copper and zinc sulphides are relatively coarse grained and can be readily concentrated to saleable concentrates using standard flotation circuits. The gold and silver report to the copper concentrates and provide significant precious metal revenues to the mine after smelting. The concentrates have no impurities which currently cause smelter penalties to be incurred.

Underground and Surface Facilities

Access to the deposit is provided via a circular concrete lined shaft sunk to a depth of 945 metres in the footwall of the deposit. Lateral development is generally 4.9 metres wide and 4.3 metres high. An internal ramp connects all underground levels between the 475 and 860 metre levels. A twin ore pass system gravity-feeds ore into a primary crusher located on the 900 metre level which feeds to a 3,500 tonne storage bin for hoisting to surface. Mine equipment is trackless utilizing diesel and electrical power. Paste backfill is utilized to provide ground support and to reduce the volume of tailings required to be stored in the surface tailings facility.

Mining operations are currently conducted on a 7 days-per-week basis.

Surface facilities at the Louvicourt minesite principally consist of a concentrator to produce concentrate for smelting and refining, a headframe and hoisthouse, an automated ventilation fan, a paste backfill plant, office and dry facilities, warehousing, electrical and mechanical buildings. Additional surface facilities include maintenance shops, a security gatehouse, a fuel storage facility and a natural gas receiving facility.

The concentrator is a standard differential flotation mill comprised of a grinding section, with a semi-autogenous (SAG) mill, and a flotation section with copper and zinc circuits. The concentrates are stockpiled in a storage shed prior to loading onto rail cars for shipment to a smelter. The concentrator currently treats ore on a 7 days-per-week basis.

The tailings are pumped to a submerged tailings pond which inhibits oxidation of the contained sulphides, and hence acid generation, by reducing the oxygen supply. The tailings pond site is located 8 kilometres northwest of the concentrator. Approximately 50% of the tailings are placed underground as backfill.

Fresh water is supplied by wells drilled into the esker adjacent to the minesite. Water requirements for the concentrator are largely supplied by recirculation of water pumped from underground and mill effluent so that the concentrator is operated to the extent possible with recycled water. Electrical power is supplied from the nearby Hydro Quebec power grid.

Approximately 285 persons are employed at the site. The employees are not unionized.

Mine Plan and Concentrate Production

Commercial production was attained at the Louvicourt mine during January, 1995, with the full production rate of 4,000 tonnes per day being achieved during June, 1995. In 1996, the production rate was increased to the current rate of 4,300 tonnes per day. As at December 31, 1999, the Louvicourt mine had produced a total of 7.96 million tonnes of ore at an average grade of 3.7% copper, 1.6% zinc, 26.6 grams/tonne silver and 1.0 grams/tonne gold since production first commenced in July 1994.

A total of 1.61 million tonnes of ore was mined and milled during 1999. The average head grade was approximately 4.2% copper, 1.4% zinc, 1.0 g/tonne gold and 28.5 g/tonne silver, with a copper recovery of 96.9% to a 28.5% copper concentrate and a zinc recovery of 77.9% to a 55.6% zinc concentrate. Gold recovery was 72.2% and silver recovery 72.2%. Concentrate production during 1999 totalled 228,274 tonnes of copper concentrate and 30,417 tonnes of zinc concentrate.

A total of 1.57 million tonnes of ore is scheduled to be milled in 2000. The average head grade of ore to be mined and milled is expected to be approximately 3.6% copper, 1.8% zinc, 28.2 g/tonne silver and 1.0 g/tonne gold, with a copper recovery of 96.4% to a 28.6% copper concentrate and a zinc recovery of 79.8% to a 56.6% zinc concentrate. The 2000 mine plan estimates a gold recovery of 70.1% and a silver recovery of 68.1%. Concentrate production in 2000 is expected to be 189,391 tonnes of copper concentrate and 39,429 tonnes of zinc concentrate.

Concentrate Sales Agreements

Aur and Teck sell their share of the copper concentrates produced from the Louvicourt mine to Noranda Metallurgy Inc. ("Noranda"). The concentrates are shipped by rail to Noranda's Horne smelter in Rouyn, Quebec approximately 125 km from the minesite. The prices to be paid for the payable copper, gold and silver contained in such concentrates are based on London Metal Exchange ("LME") and London Bullion Exchange quotations. Treatment and refining charges are adjusted annually.

The Aur/Teck share of the zinc concentrates is currently sold to Noranda's subsidiary, Canadian Electrolytic Zinc Limited, and shipped by rail to and smelted at its smelter in Valleyfield, Quebec. The price paid for the payable zinc contained in such concentrates is based on LME quotations.

Operating Costs and Capital Expenditures

The operating cost (before depreciation and amortization charges and smelting, refining and transportation costs but including exploration costs and decommissioning and reclamation accruals) at the Louvicourt mine during 1999 was $36.10 per tonne of ore milled. In 2000, the average operating cost is expected to be $36.91 per tonne of ore milled or US$0.38/lb. of copper net of zinc and other by-product credits.

Capital expenditures for 1999 were $3.7 million. Capital expenditures for 2000 are expected to be $2.7 million.

Andacollo Mine

Ownership Interests

The Andacollo property is owned by a Chilean private company, Compañía Minera Carmen de Andacollo ("CDA"). Aur, through Canada Tungsten (Cayman) Inc., owns 70% of the Series A shares of CDA, with Compañía Minera del Pacifico S.A. ("CMP"), a Chilean mining enterprise, owning the remaining 30% of the Series A shares. Empresa Nacional de Minería ("ENAMI"), a Chilean government entity, holds 100% of the Series B shares of CDA. Aur and CMP, as the owners of all the Series A shares of CDA, provided, on a 70:30 basis, 100% of the funds required to develop and bring the Andacollo deposit into commercial production. The Series B shares of CDA are voting, are equal in number to 10% of the number of Series A shares and are entitled to dividends equal in value per share to those payable on the Series A shares (providing ENAMI in effect with a 10% net profits interest in the Andacollo project after payback by CDA of all debt incurred to put the deposit into production).

Aur acquired its Series A shares of CDA in 1995 from ENAMI and Compañía Minera Nacional Limitada for an aggregate purchase price of US$3,290,000, of which US$1,715,000 remains payable in 7 equal annual installments of US$245,000, payable by November 30 in each of the years 2000-2006.

Pursuant to CDA's by-laws, Aur is entitled to appoint four members to CDA's board of directors, with CMP being entitled to appoint two such members and ENAMI being entitled to appoint one such member.

Property Interests and Location

CDA owns the exploitation and/or exploration rights over an area of approximately 206 square kilometres in the area of the Andacollo deposit pursuant to various mining concessions and other rights. In addition, CDA owns the surface rights covering the mine-site and other areas aggregating approximately 21 square kilometres.

The Andacollo property is located in Coquimbo Province, Region IV in central Chile. The site is adjacent to the town of Andacollo, approximately 55 km southeast of the city of La Serena and 350 km north of Santiago, the capital of Chile. Access to the Andacollo mine is by paved highway from the city of La Serena, which has airport facilities and is located on the Pan-American highway. This area lies at the southern limit of the Atacama Desert among northerly trending valleys bounded by low rolling foothills of the Andes at an elevation of approximately 1,000 metres.

The climate around Andacollo is transitional between the desert climate of the northern zone and the Mediterranean climate of the Santiago area.

Geology, Reserves and Resources

The Andacollo orebody is a porphyry copper deposit consisting of disseminated and fracture controlled copper mineralization contained within a gently dipping sequence of andesitic to trachytic volcanic rocks and sub-volcanic intrusions. The mineralization is spatially related to a feldspar porphyry intrusion and a series of deeply rooted fault structures. The primary pyrite-chalcopyrite deposit has been exposed at surface and subjected to surface weathering processes resulting in the formation of a leached zone ranging from 10 to 60 metres thick and averaging approximately 30 metres in thickness. The original copper sulphides leached from this zone have been re-deposited mainly as copper silicate (chrysocolla) in an oxide zone and as supergene copper sulphides (chalcocite with lesser covellite) both below the leached zone. This supergene-oxide blanket which comprises the current mineable reserves at Andacollo occupies an area of approximately 1,400 metres by 1,000 metres, ranges in thickness between 5 and 80 metres and grades downwards into a primary (hypogene) zone mineralized with pyrite and chalcopyrite.

The proven and probable reserves at the Andacollo mine as calculated by Aur for the oxide and supergene portions of the deposit (which comprise the reserves amenable to solvent extraction (SX-EW) processing) as at December 31 in 1998 and 1999 are:

1999	Tonnes (000's)	TCu %(3)	SCu %(3)
Proven(1)	10,671	0.79	0.69
Probable(2)	12,579	0.79	0.72
Total	23,250	0.79	0.71

1998	Tonnes (000's)	TCu %(3)	SCu %((3)
Proven(1)	2,451	1.09	0.92
Probable(2)	23,294	0.85	0.71
Total	25,745	0.87	0.73

Notes:
(1) Proven Reserves include broken stockpiled reserves and in-situ reserves defined by a minimum 22 drill hole composites (drill hole spacing at approximately 50 metres).

(2) Probable Reserves are in-situ reserves defined by between 3 and 21 drill hole composites (drill hole spacing at approximately 50 x 75-100 metres).

(3) Copper Grades: TCu % is the percent total copper determined by assaying; SCu% is the percent soluble copper which is the sum of the acid-soluble copper assay and cyanide soluble copper assay.

The above reserves, as at December 31, 1999, represent approximately 7 years of production at the projected steady state mining rate of approximately 3.4 million tonnes of ore per year.

During 1999, a total of 2.8 million tonnes of ore was mined while a net 10.1 million tonnes of ore was upgraded from the probable to the proven category as a result of additional exposure, and improved definition, of the orebody.

In addition to the above proven and probable heap leachable reserves, additional resources in the measured, indicated and inferred categories, amenable to heap leaching, and totalling 23.7 million tonnes at a grade of 0.48% total copper or 0.36% soluble copper, have been outlined.

A primary, copper-gold sulphide resource containing principally chalcopyrite mineralization has been outlined by drilling beneath the oxide and supergene mineralization at Andacollo. A pre-feasibility study was carried out by Aur in 1998 involving the preparation of a preliminary development and mining plan and an estimate of the capital and operating costs required to develop a conventional sulphide milling operation producing copper concentrates. The study established total resources and in-pit mineable resources as follows:

	Cut-Off Grade	Tonnes (millions)	TCu (%)	Au (g/t)
Total Hypogene Resource	0.20% TCu	615	0.37	0.15
Total Hypogene Resource	0.40% TCu	259	0.50	0.16
In-Pit Mineable Resource	0.30% CuEq	312	0.46	0.15
In-Pit Mineable Resource	0.40% CuEq	178	0.52	0.17

The pre-feasibility study indicated that it would be economic to develop these resources at copper prices above approximately US$0.95 per pound.

Mining and Processing

Commercial production was attained at the Andacollo mine during January, 1997, with full production being achieved in March, 1997. As at December 31, 1999, the Andacollo mine had produced 64,629 tonnes of cathode copper from the mining of 9.5 million tonnes of ore at an average grade of 1.02% total copper or 0.82% soluble copper.

The CDA life-of-mine production plan provides for the mining and processing of 22.7 million tonnes of ore at an average grade of 0.71% soluble copper over a 7 year period and the production of approximately 150,000 tonnes (330 million pounds) of LME Grade A cathode copper. To access the mineable ore, approximately 73 million tonnes of waste rock (including 7.0 million tonnes of low grade material which will be stockpiled for possible treatment at the end of the life of the mine) will be mined from the pit over the remaining life of the mine at an average strip ratio of 3.23:1.

During 1999, a total of 2.8 million tonnes of ore at a grade of 0.93% total copper or 0.75% soluble copper was mined, crushed and stacked on the leach pads while a total of 6.9 million tonnes of waste and low grade material was also mined, yielding a strip ratio of 2.5:1. During 2000, a total of 3.2 million tonnes of ore at a grade of 0.77% soluble copper is scheduled to be mined, crushed and stacked on the leach pads while a total of 9.8 million tonnes of waste and low grade material will also be mined, yielding a strip ratio of 3.07:1.

The open pit mining operations, previously carried out under a contract basis, were taken over by mine personnel beginning August 1, 1999.

The Andacollo processing facilities produce LME Grade "A" cathode copper by utilizing crushing, heap leaching, solvent extraction and electrowinning (SX-EW) processes.

Standard drilling and blasting techniques are used to mine the deposit on 5 metre benches which are mucked in increments of 2.5 metres using two 7 cu. metre shovels in a backhoe configuration thereby maximizing grade control. The ore and waste is hauled with a fleet of eight 91 tonne trucks. Supergene and oxide ore is delivered to a 3 stage crushing facility located close to the open-pit.

The ore is then crushed and conveyed to a rotary agglomeration facility where it is pre-treated with sulphuric acid and then placed on leach pads in multiple lifts of 6-7 metres each. Sulphuric acid is applied to the ore to dissolve (or "leach") the copper with the assistance of bacteria ("bioleaching"). The resultant copper-rich solutions are then collected and piped to the solvent extraction-electrowinning (SX-EW) plant.

The SX-EW plant's solvent extraction system utilizes two extraction and one stripping stage to concentrate the copper-rich (copper sulphate) solutions for supply to the electrowinning plant. Copper is produced by the electrowinning of the copper in solution, using electrolysis to deposit the copper onto stainless steel cathodes. The cathode copper produced is transported by truck to the Chilean ports of Valparaiso or San Antonio for shipment to purchasers.

The Andacollo mine cathode copper was granted LME brand registration in May, 1999.

Electric power is supplied from El Peñon, near La Serena, and transmitted a distance of 20 km to the Andacollo site using a 110 kV power line.

Process water is supplied from a CDA owned water well near El Peñon, pumped through a 28 km long pipeline to the site.

Mine infrastructure includes an administration office, an analytical and metallurgical laboratory, maintenance facilities and a warehouse.

The labour force employed in the operation of the mine, excluding approximately 69 people employed primarily by the maintenance contractors, totalled approximately 237 people as at December 31, 1999. The employees of CDA at the mine-site have established a union. The initial union contract is currently being negotiated and is expected to be completed in June, 2000. CDA also has a small office in Santiago with 6 employees.

Cathode Production

In 1999, the Andacollo mine produced 21,803 tonnes of high quality LME Grade A cathode copper, a 9% increase over the design capacity. Production in 2000 is expected to be 21,500 tonnes of cathode copper.

Marketing

A sales agreement has been entered into with Glencore Asesorías Ltda. to whom 1,500 tonnes per month of the cathode copper will be sold in 2000 at prices based on LME quotations plus a premium. The remainder of the production will be sold by agents or on the spot market directly to customers.

Operating Costs and Capital Expenditures

The average direct cash operating cost during 1999, including marketing and transportation costs but excluding interest and amortization costs, was US$0.47/lb. of cathode copper sold. For 2000, the average direct cash operating cost is expected to be US$0.47/lb. of cathode copper.

The capital cost required to bring the Andacollo mine into full production totalled approximately US$79.9 million, including working capital and net of pre-production revenues (of which Aur's share was 70%).

Capital expenditures in 1999 were US$44,000. In addition, capital lease principal payments of US$1.4 million were incurred in 1999 related to the leasing of mining equipment. Capital expenditures for 2000 are expected to be US$195,000. In 2000, capital lease principal payments, including those related to the leasing of an additional two haulage trucks, are expected to be US$1.9 million.

Exploration and Other Properties

General

As at December 31, 1999, Aur had a portfolio of approximately 102 mineral properties, ranging from properties on which reserves have been established to properties in the initial exploration stage. Exploration remains an important element of Aur's overall corporate growth strategy. Aur's exploration efforts are primarily concentrated in Canada, the United States and Chile and are focussed on the discovery of polymetallic massive sulphide deposits and bulk mineable copper and/or gold deposits.

In 1999, Aur completed exploration programs on 22 of its properties at a total cost of $6.0 million, of which Aur's share was $4.6 million. Aur operated all of the exploration programs on which funds were expended in 1999. Of the foregoing expenditures, $1.5 million (25%) was expended on gold exploration and $4.5 million (75%) on base metal exploration. On a geographic basis, $2.5 million (41%) was spent in Quebec, $1.0 million (16%) in Manitoba/Saskatchewan, $1.1 million (19%) in the western United States, $1.3 million (22%) in Chile and $0.1 million (2%) elsewhere. Drilling accounted for 35% of the total expenditures with the completion of 56 holes totalling 26,842 metres.

Aur's 2000 budget provides for exploration work to be carried out on up to 19 properties at a total cost of $6.4 million, with Aur's share being $5.8 million and the remaining $0.6 million being provided by joint venture partners. The expenditures have been allocated as to 70% to base metals and 30% to gold. On a geographic basis, the budget is allocated as to $2.6 million (41%) to Quebec, $1.1 million (17%) to Manitoba/Saskatchewan, $1.2 million (19%) to the western United States, $1.4 million (21%) to Chile and $0.1 million (2%) elsewhere. Drilling of 34,000 metres on 15 projects will account for 40% of the budgetted expenditures.

Aurbel Gold Mill

The 1,500 ton per day Aurbel gold mill, which is 100% owned by Aur, is located approximately 10 km east of Val d'Or, Quebec. No custom milling arrangements were concluded with third parties during 1999 and it is anticipated that the mill will continue to be kept on a care and maintenance basis in 2000.

Risk Factors and Government Regulation

Industry Conditions

The profitability of Aur's operations, in particular, its mining operations , is and will continue to be dependent upon the market price of copper, zinc, gold and silver, the most significant of which is the price of copper. Metal prices have historically been subject to dramatic fluctuations and are affected by numerous factors which are beyond the control of Aur and which are unpredictable, including international economic and political conditions, speculative activities, the relative exchange rate of the U.S. dollar with other currencies, inflation, global and regional levels of supply and demand, availability and costs of metals or substitutes for metals and the metal inventory levels maintained by producers and others. The volatility of copper prices is illustrated in the following table which sets forth the average of the daily cash settlement prices on the LME in United States dollars of copper (per lb.) for 1980, 1985, 1990, and each year thereafter until 1999:

1980	1985	1990	1991	1992	1993	1994	1995	1996	1997	1998	1999
$0.99	$0.64	$1.21	$1.06	$1.31	$0.87	$1.05	$1.33	$1.06	$1.03	$0.75	$0.71

The cash settlement price of copper on the LME was US$0.76 per pound on April 30, 2000.

As Aur's metal production is priced in U.S. dollars and its operating costs are incurred in Canadian dollars, U.S. dollars and Chilean pesos, foreign exchange rates have a significant impact on operating profits.

Operations may also be affected to varying degrees by government regulations such as restrictions on production, price controls, tax increases, expropriation of property, environmental legislation or changes in conditions under which metals may be marketed.

Development and Mining Risks

The business of mining generally involves a high degree of risk. No assurance can be given that the development and bringing into commercial production of a mine will be completed as contemplated and for the estimated capital costs or within the estimated time schedule. Also, no assurance can be given that the intended production schedule,

metal recoveries, estimated operating costs and/or that profitable operations can or will be achieved. Hazards such as unusual or unexpected geological formations, rock bursts, cave-ins, floods and other hazards involved in development work and the mining of ore may also adversely affect operations.

Nature of Mineral Exploration and Development

The exploration for and development of mineral properties includes significant financial risks which even a combination of careful evaluation, experience and knowledge cannot eliminate. While the discovery of an orebody may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves by drilling, to construct mining and processing facilities at a site, to develop metallurgical processes and to extract metals from the ore and to obtain all requisite governmental permits and approvals. It is impossible to ensure that the current work programs of Aur will result in a profitable commercial mining operation.

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but a combination of these factors may result in Aur not receiving an adequate return on invested capital. In addition, assuming discovery of an economic orebody, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced. Accordingly, there can be no assurance that Aur's current work programs will result in any new commercial mining operations or yield new reserves to replace and/or expand current reserves.

Ore Reserves and Metallurgy

Although Aur believes the ore reserve figures calculated for its Louvicourt and Andacollo mines (and by QB for the QB Mine) are accurate and believes that the methods used to estimate such reserves are appropriate, such figures are only estimates. Reserve estimates are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. Should the mineralization and/or the configuration of a deposit ultimately turn out to be significantly different from those currently envisaged, then the proposed mining plan may have to be altered in a way that could affect the volume and grade of the reserves mined and rates of production and consequently could adversely affect the profitability of the mining operations. Further, a decline in the market price of copper may render reserves containing relatively lower grades of mineralization uneconomic. In addition actual copper recoveries may vary from estimated recoveries in a way which could adversely affect operations. Moreover, short term operating factors relating to the ore reserves, such as the need for orderly development of the orebody and/or the processing of a new or different ore grades, may cause the mine operations to be unprofitable in any particular period.

Chilean Operations

The Andacollo and QB mines are located in Chile and mineral exploration and mining activities may be affected in varying degrees by Chilean political and economic stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of Aur and may adversely affect its operations. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes and various other matters. The completion of the QB Acquisition (as defined and described under "Proposed Acquisition of the Quebrada Blanca Mine") will significantly increase Aur's exposure to such regulations.

Competition for Properties

Because mines have limited lives based on proven ore reserves, Aur is therefore continually seeking to replace and expand its reserves. Aur encounters strong competition from other mining companies in connection with the acquisition of properties producing or capable of producing copper, zinc, gold, silver and other minerals. As a result of this competition, Aur may be unable to acquire attractive mining properties on terms it considers acceptable.

Governmental Regulation

The mineral industry in North America, South America and elsewhere operates under the sphere of federal, provincial, state and municipal legislation governing exploration, development and mining activities. Such legislation typically relates to the method of acquisition of and the system of tenure for mineral rights, labour, health and safety standards, royalties, mining and income taxes and other matters.

In addition, the development and operation of a mine typically entails compliance with applicable environmental legislation and/or review processes and the obtaining of land use and other permits, water licenses and similar authorizations from various governmental agencies. Failure to comply with this legislation and/or any permits and authorizations issued thereunder may lead to issuance of orders and/or notices interrupting or curtailing operations or requiring the installation of additional equipment and/or the taking of preventative or remedial action.

Adverse Consequences of Financial Leverage

Should Aur complete the QB Acquisition , it is currently anticipated that it will have outstanding long term secured debt in the order of approximately US$200 million In addition, the US$35 million deferred payment to Cominco and Teck in respect of the QB Acquisition payable by December 15, 2002 bears interest at 6% per annum.

The degree of Aur's leverage will have important consequences to Aur, including most likely requiring the majority of Aur's cash flow from operations to be dedicated to debt service, thereby reducing the funds available for operations and future business opportunities and increasing Aur's vulnerability to adverse economic and industry conditions during the debt repayment period. In addition, it is anticipated that the terms of any debt facility would seriously restrict Aur's ability to, among other things, incur any additional material indebtedness and to make other material business commitments. See "Proposed Acquisition of the Quebrada Blanca Mine".

The ability of Aur to repay outstanding debt will principally depend on, among other things, future copper prices (see "Copper Price Volatility" above), the future operating performance of Aur's mines and Aur's ability to refinance its indebtedness and/or to raise equity capital should such become necessary. Each of these factors is to a large extent subject to economic, financial, competitive and other factors beyond Aur's control.

PROPOSED ACQUISITION OF THE QUEBRADA BLANCA MINE

The QB Acquisition Agreement

Pursuant to an agreement made as of the 19th day of April, 2000, Aur has agreed to purchase (the "QB Acquisition") from Cominco Ltd. ("Cominco") and Teck, either directly or indirectly, their collective 76.5% shareholding in QB, together with certain project debt, subordinated debt and guarantee fees owed by QB to Cominco and Teck. QB owns a 100% interest in the QB Mine – see "Quebrada Blanca Mine". Aur is at arm's length to Cominco and Teck.

The purchase price payable to Cominco and Teck by Aur for 17,825 Series A shares of QB (being 76.5% of the aggregate issued shares of QB – see "Ownership of QB"), senior project debt of US$67.2 million owed by QB to Teck (the "Teck Senior Debt" – see "Indebtedness of QB"), subordinated debt of US$72 million owed by QB to Cominco and Teck (the "Cominco/Teck Shareholder Debt" – see "Indebtedness of QB") and US$17.5 million of guarantee fees owed by QB to Cominco and Teck (the "Guarantee Fees") is an aggregate of US$262 million. Of the foregoing US$262 million, US$187 million is payable on closing of the QB Acquisition (the "QB Closing") and payment of US$75 million is either deferred or contingent upon copper prices equalling or exceeding a specified level. In particular, payment of US$35 million of the aforesaid amount is deferred until December 15, 2002, carries interest at 6% per annum and is payable in cash or common shares of Aur at Aur's election. Any shares of Aur issued for such purpose are to be valued at the lower of (i) 90% of the daily weighted average price of the shares on The Toronto Stock Exchange for the 20 trading days ending 6 trading days prior to December 15, 2002 and (ii) 90% of the weighted average trading price of the shares on the 7th trading day prior to December 15, 2002. The remaining US$40 million of the total amount payable to Cominco and/or Teck is only payable as to a maximum of US$10 million in respect of any year (or after 2006 or in certain other circumstances, US$2.5 million in any calendar quarter) during the period 2001-2012, inclusive, and only in respect of such year (or, after 2006 or in certain other circumstances, calendar quarter thereof) in which the copper price, on an inflation adjusted basis, averages at least US$1.10 per pound. The Teck Senior Debt comprises US$67.2 million of the currently outstanding US$149.4 million of project debt (the "Senior Debt") incurred by QB to finance the development of the QB Mine, while the Cominco/Teck Shareholder Debt reflects loans previously made by Cominco and Teck to also fund the development of the QB Mine – see "Indebtedness of QB". The Guarantee Fees arise from prior guarantees, since released, by Cominco and Teck of the Senior Debt. Aur has also agreed to assume responsibility for US$10.35 million remaining payable by Cominco and Teck to ENAMI in connection with the original formation of QB in 1989, payable in installments of US$1.8 million by June 30 in each of 2000 and 2001 and in installments of US$2.25 million by June 30 in each of 2002, 2003 and 2004. In addition to the above payments, Aur has agreed to acquire, assume or refinance the US$82.156 million of non-Teck Senior Debt.

It is currently anticipated that the purchase price payable to Cominco and Teck at the QB Closing will be funded by bank debt in the order of US$200 million with the balance to be provided from Aur's existing working capital. Should the QB Closing take place after June 15, 2000, as is currently anticipated, the purchase price payable on the QB Closing to Cominco and Teck will be reduced by US$5.3 million to reflect the repayment of such amount on the Teck Senior Debt by QB on June 15, 2000 - see "Indebtedness of QB".

The QB Closing is anticipated to occur by June 30, 2000.

The obligation of Aur to complete the QB Acquisition is subject to Aur having obtained the necessary financing for such purpose (including the restructuring, refinancing or assumption of the Senior Debt to the extent required) as well as there having been no material adverse change in respect of QB or the QB Mine (excluding changes of general application, including metal prices, which are not specific to QB) nor any legislation, tax or otherwise, having been enacted or proposed which does or may materially adversely affect the value of QB. The obligation of Aur (and Cominco and Teck) to complete the QB Acquisition is further subject to customary conditions including the accuracy and completeness of representations and warranties, the performance of pre-closing covenants, the satisfaction of all legal and regulatory requirements and the delivery of usual closing documentation.

It is anticipated that Aur will purchase the Guarantee Fees from Cominco and Teck, that Aur's Cayman Island subsidiary, Aur QB Inc. ("Aur QB"), will purchase from Cominco 11,010 Series A shares of QB and US$44.5 million of Shareholder Debt and purchase from Teck all the shares of Teck Resources International Ltd. ("TRIL"), a Bermudian subsidiary of Teck which holds 6,815 Series A shares of QB and US$27.5 million of Shareholder Debt, and that Aur's Barbadian subsidiary, Aur (Barbados) Inc. ("Aur Barbados"), will purchase from Teck the Teck Senior Debt.

Ownership of QB

The Quebrada Blanca property is owned by QB, a Chilean private company. Currently, Cominco owns 11,010 or 55.6% of the Series A shares of QB, Teck, through TRIL, owns 6,815 or 34.4% of the Series A shares of QB, Inversiones Mineras S.A. ("Pudahuel"), a Chilean private company, owns 1,980 or 10% of the Series A shares and 1,165 or 100% of the Series C shares of QB and ENAMI holds 2,330 or 100% of the Series B shares of QB. The owners of the Series A shares of QB were responsible for providing, on a pro rata basis, 100% of the capital required to develop and bring the Quebrada Blanca deposit into commercial production and remain responsible for providing any further capital required in connection with ongoing mine operations, including any capital expenditures. The Series B shares of QB are voting, carry dividends equal in value per share to those payable on the Series A shares and are always to be equal in number to 10% of the aggregate number of Series A, Series B and Series C shares of QB outstanding from time to time, without being required to contribute any further capital. The Series C shares of QB are voting, carry dividends equal in value per share to those payable on the Series A shares and are always to be equal in number to 5% of the aggregate number of Series A, Series B and Series C shares of QB outstanding from time to time, without being required to contribute any further capital. As a result of the foregoing, the Series B and Series C shares in effect provide the holders thereof with, respectively, the equivalent of a 10% and a 5% net profits interest in the QB Mine after payback by QB of the Senior Debt,

the Shareholder Debt, the Guarantee Fees and any additional debt incurred by QB in connection with its ongoing operations or otherwise.

In a related transaction, pursuant to an agreement made as of the 17th day of April, 2000 between Aur, Aur QB, Aur Barbados and Pudahuel, Pudahuel has been granted the non-transferrable right to purchase from Aur, Aur QB and Aur Barbados on or before December 31, 2001, 9.5% of the shares of QB and 9.5/76.5ths of the Teck Senior Debt, the Shareholder Debt and the Guarantee Fees being purchased by Aur from Cominco and Teck at a price (on a pro-rata basis) and on terms essentially equivalent to the terms under which Aur, Aur QB and Aur Barbados are acquiring such interests from Cominco and Teck, plus accrued interest at the rate of 9% per annum thereon to the date of exercise. Pudahuel agreed, in consideration of the foregoing, to waive its right of first offer to purchase the shares of QB to be sold by Cominco and Teck to Aur pursuant to the QB Acquisition.

In the event that Pudahuel exercises its right to purchase 2,213 Series A shares of QB (being 9.5% of the aggregate issued shares of QB) from Aur as described above, Aur's share interest in QB will be reduced to 67% and Pudahuel's current share interest in QB of 13.5% would increase to 23%.

Pursuant to a shareholders agreement dated November 23, 1989, as amended, Cominco and Teck are collectively (and, after the QB Closing, Aur will be) entitled to appoint four members of QB's board of directors, with Pudahuel being entitled to appoint two such members and ENAMI being entitled to appoint one such member.

Indebtedness of QB

As at March 31, 2000, QB had outstanding the Senior Debt of US$149.4 million, which is comprised of the Teck Senior Debt of US$67.2 million and US$82.2 million owed to four banks, as well as Shareholder Debt of US$80 million, which is comprised of the Cominco/Teck Shareholder Debt of US$72 million and US$8 million owed to Pudahuel.

The Senior Debt is repayable in 14 semi-annual installments of US$11.875 million each (plus accrued interest), payable on June 15 and December 15 in each of the years 2000-2006. The Senior Debt is secured by, among other things, first priority mortgages over QB's property and assets and assignments of its domestic and foreign accounts receivable and inventories.

The Shareholder Debt is unsecured, is non-interest bearing and is subordinate to the Senior Debt.

Quebrada Blanca Mine

Property Interests and Location

QB owns the exploitation and/or exploration rights over an area of approximately 80 square kilometres in the immediate area of the Quebrada Blanca deposit pursuant to various mining concessions and other rights. In addition, QB owns surface rights covering the mine-site and other areas aggregating approximately 3,150 hectares as well as certain other rights in the surrounding area, including water rights.

The QB Mine is located in northern Chile approximately 170 km southeast of the port of Iquique and 1400 km north of Santiago. Access to the mine-site is via a combination of paved highways from Iquique, including the Pan American highway, and unpaved roads. There is also a 2,700 metre long airstrip at 4,400 metres elevation which serves the QB mine.

The property is in the high Andean plateau or altiplano at an altitude of between 4,150 metres and 4,400 metres. The Quebrada Blanca property is characterized by rounded hills cut by steep sided erosional gulleys. The climate is arid or semi-arid with rain and snow precipitation totalling 150 mm to 200 mm per year. Temperatures typically range from 8°C to minus 5°C in the winter and from 15°C to freezing in the summer.

Geology, Reserves and Resources

The QB orebody is a porphyry copper deposit located in a 30-40 km wide belt of volcanic and sedimentary rocks which contains a number of the worlds largest copper mines including Collahuasi (10 km to the east of QB) and Chuquicamata (190 km to the south). All of these deposits are spatially related to a major north-south fault, the West Fissure Fault, or to splays off this fault.

The QB orebody occurs within a 2 km x 5 km quartz monzonite intrusive stock. Supergene enrichment processes have dissolved and redeposited the primary (hypogene) chalcopyrite as a blanket of supergene copper sulphides, the most important being chalcocite and covellite, with lesser copper oxides/silicates such as chrysocolla in the oxide zone. The supergene mineralization averages 80 metres in thickness and is, for the most part, overlain by a 100 metre thick, low grade or waste leached cap comprised of low-grade and unmineralized rock and gravels. Irregular transition zones, with (locally) faulted contacts separate the higher and lower grade supergene/dump leach ores from the leached cap and hypogene zones.

The proven and probable leachable reserves at the QB Mine as calculated and provided to Aur by QB for the heap leach, dump leach, oxide and stockpiled reserves as at December 31, 1999 are:

	Tonnes	TCu %
Proven	44,773,000	1.13
Probable	83,310,000	0.96
Stockpiles	13,134,000	0.65
Total Proven & Probable Leachable Reserves(1)	141,217,000	0.95

Note:
(1) The high-grade heap leach component of the above proven and probable leachable ore reserves at the QB Mine, as at December 31, 1999, are quoted by QB, Cominco and Teck as totalling 74.6 million tonnes averaging 1.19% total copper.

In addition to these proven and probable reserves, additional resources (possible reserves) exist within the proposed final pit outline have been calculated by QB to be 14.47 million tonnes at an average grade of 0.73% total copper.

Aur has performed checks on the QB reserve and resource calculations using the QB block model and data base and believes the reserves to be reasonable and to have been calculated in accordance with normal industry standards.

Considerable exploration potential exists both within and around the periphery of the proposed final pit outline for discovering and delineating additional leachable reserves, particularly where widely spaced drillholes have intersected ore-grade oxide and supergene mineralization and where definition drilling has not been carried out to date. Aur has taken this into account in developing its life-of-mine production plan.

The primary (hypogene) deposit which underlies the supergene mineralization is essentially unexplored. The limited drilling completed to date has intersected significant hypogene copper mineralization and accordingly, potential exists to outline zones of hypogene ore.

Mining and Processing

Production commenced in August 1994 and, as of December 31, 1999, the QB Mine had produced 331,899 tonnes of cathode copper from 32.2 million tonnes of ore mined and stacked at an average grade of 1.58% total copper.

During 1999, a total of 5.9 million tonnes of heap leach ore at a grade of 1.50% total copper was mined, crushed and stacked on the leach pads, approximately 3.1 million tonnes of dump leach and oxide ore at an estimated grade of 0.65% total copper were stockpiled and a total of approximately 22.9 million tonnes of waste was also mined, yielding a strip ratio of approximately 2.54:1. During 2000, a total of 6.6 million tonnes of heap leach ore at a grade of 1.49% total copper is scheduled to be mined, crushed and stacked on the leach pads, a total of 1.86 million tonnes of dump leach and oxide ore averaging 0.60% total copper is to be stockpiled and a total of 22.0 million tonnes of waste is also to be mined, yielding a strip ratio of 2.61:1.

The QB processing facilities produce cathode copper by utilizing crushing, stacking, heap leaching, solvent extraction and electrowinning (SX-EW) processes.

The QB mining operation involves the open-pit mining of approximately 18,000 tonnes per day ("tpd") (6.6 million tonnes per year) of supergene ore amenable to heap leaching, up to 27,000 tpd of dump leach and oxide ore and up to 60,000 tpd of waste.

The mining of the 15 metre benches is carried out using standard drilling and blasting techniques, mucking with 27 cu. yd. shovels and hauling of the ore and waste with a fleet of eight 157 tonne trucks. Supergene ore is delivered to a 3 stage crushing facility located close to the open-pit. The supergene ore is crushed and conveyed to a rotary agglomeration facility where the ore is heated and pre-treated with hot water and sulphuric acid before being placed on leach pads in multiple lifts of 7 metres utilizing a grasshopper stacking system. Sulphuric acid is applied to the ore to dissolve the copper with the assistance of bacteria. The resultant copper-rich solutions are then collected and piped to the solvent extraction-electrowinning (SX-EW) plant. The leaching process recovers approximately 85% of the copper in the chalcocite and oxide minerals in approximately 210 days. QB has converted to a dynamic (load-unload) leach pad arrangement sufficient in size to allow for up to 450 days of leaching time before spent ore is removed.

Copper-bearing solutions are transferred from the leach pads to the solvent extraction and electrowinning plants. The solvent extraction plant consists of three parallel circuits with each circuit comprised of two extraction stages and one stripping

stage to concentrate the copper sulphate solutions for supply to the electrowinning plant. Cathode copper is produced by electrowinning the copper onto stainless steel cathodes. The SX-EW plant has a design capacity of 6,250 tonnes of cathode copper per month. The copper cathodes produced are trucked to the port of Iquique for shipment to purchasers.

Aur has developed a life of mine production plan as at December 31, 1999 which provides for the mining of 159.5 million tonnes of supergene heap leach, dump leach and oxide leach ore in the proven, probable and possible categories at an average grade of 0.92% copper. The mine plan, which also provides for the additional processing of the 13.1 million tonnes of stockpiled ore averaging 0.65% copper, will extend over a mine life of 14 years, resulting in an average waste to ore stripping ratio of 1.2:1, and has taken into consideration the exploration potential which exists within and around the periphery of the proposed final pit outline.

Up to 40 MW of electrical power for the mine-site is currently supplied by onsite diesel generators using heavy oil fuel. Process water is supplied from 7 QB owned water wells located in the Salar de Michincha and pumped through a 38 kilometre long pipeline to the site. Sulphuric acid is currently purchased from the Cajamarquilla smelter in Peru and from Interacid, an international acid trader.

Mine infrastructure includes an administration office, an analytical and metallurgical laboratory, maintenance facilities, a warehouse, power house, EW tankhouse and campsite.

Approximately 550 permanent employees work at the QB Mine with an additional 499 personnel being employed by onsite contractors. Most of the foregoing employees and contractor personnel work on a 7 days on, 7 days off, 12 hours per day schedule to minimize employee travel to the site, with bus transportation being supplied to and from Iquique. QB also has small offices in Iquique (3 employees) and Santiago (11 employees).

The QB Mine is unionized, with 97% of the eligible QB employees being members of the union. The current union contract expires on May 31, 2000 and negotiations are currently underway to renew the contract.

Cathode Production

In 1999, the QB Mine produced 73,077 tonnes of cathode copper. Production in 2000 is expected to be 75,000 tonnes of cathode copper.

Marketing

Copper cathode marketing is currently managed by Cominco's Metal Sales Group in Toronto. Aur is planning to assume this role through the use of agents and metal brokers in a similar way to that employed at its Andacollo mine and, where appropriate, to deal directly with end users.

Operating Costs and Capital Expenditures

The average direct cash operating cost during 1999, including marketing and transportation costs but excluding interest and amortization costs, was US$0.53/lb. of cathode copper sold. For 2000, the average direct cash operating cost is expected to be US$0.52/lb. of cathode copper.

Additional capital of up to US$58 million is expected to be expended at the QB Mine during the period 2000 to 2002 in order to enhance the quality of the copper cathode produced, to increase production from 75,000 tonnes to 80,000 tonnes annually (including establishing a dump leach operation) and to carry out exploration work, within and adjacent to the existing open pit, with a view to increasing the ore reserves at the mine.

The foregoing capital expenditures will include improvements to the filtration system, and the establishment of a two stage ILS-PLS leaching system in the SX-EW process and to connect the QB Mine to the 220 kV electrical line currently supplying the Collahuasi mine in order to reduce the QB Mine's electrical costs.

Dump leach (low grade supergene) ore and oxide ore have to date been stockpiled, uncrushed, for leaching at a later date. As the average grade of the supergene ore becomes lower during the life of the QB Mine, the supergene copper production will be supplemented by copper leached from dump and oxide ore types as required in future years in order to maintain annual copper production at 80,000 tonnes. The capital expenditures involved in establishing the infrastructure for the processing of dump leach ore are estimated at US$15 million. Aur has also provided for a new secondary crusher to be installed at an estimated cost of US$10 million to crush these ore types to 2" in order to increase copper recoveries for dump ore. To the extent the proposed exploration work to be carried out during 2000 to 2002 succeeds in outlining additional heap leach ore reserves to enable production to be maintained at 80,000 tonnes of copper per year, the foregoing dump leach project, from which production would otherwise commence during 2003, will be correspondingly delayed.

SUMMARY OF FINANCIAL INFORMATION

The following tables set forth selected financial data with respect to Aur on a consolidated basis for the periods indicated. The information appearing below has been derived from and should be read in conjunction with the consolidated financial statements of Aur and notes thereto.

	Year Ended Dec. 31,				
	1999	1998	1997	1996	1995
	(in $000's except per share amounts)				
Revenues	104,378	97,645	115,994	70,483	75,362
Total Assets	296,032	280,685	283,129	337,247	135,116
Long-Term Debt	—	—	—	48,931	—
Net Earnings (Loss)	7,199	(2,541)	3,040	12,433	26,029
Net Earnings (Loss) per common share(1)	0.10	(0.03)	0.04	0.20	0.45

	Revenues	Net Earnings (Loss)	Net Earnings (Loss) per Common Share[(1)]
		(unaudited) (in $000's except per share amounts)	
1999			
Fourth Quarter	29,375	2,052	0.03
Third Quarter	25,475	3,086	0.04
Second Quarter	25,974	1,535	0.02
First Quarter	23,554	526	0.01
1998			
Fourth Quarter	25,173	(2,600)	(0.03)
Third Quarter	26,086	(806)	(0.01)
Second Quarter	24,992	488	0.00
First Quarter	21,394	377	0.01

Note:

(1) The per share earnings (loss) figures are the same on an undiluted and fully diluted basis except for 1995 where the fully diluted earnings were $0.44 per share.

Aur paid a dividend of $0.05 per common share on each of June 30, 1999 and June 30, 1998, such dividends being the only dividends paid by Aur since its incorporation. In order to maximize its cash balances and therefore minimize the need to raise equity capital to finance the QB Acquisition (see "Proposed Acquisition of the Quebrada Blanca Mine"), Aur does not intend to pay any dividends in 2000. Subsequent to 2000, it is envisaged that annual dividends will be recommenced in amounts and at such time as Aur's financial resources, level of indebtedness and/or other factors warrant such recommencement.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's discussion and analysis of financial condition and results of operations for Aur's last two years, which is contained in Aur's 1999 Annual Report, is incorporated herein by reference.

DIRECTORS AND OFFICERS

The directors and officers of Aur are as follows:

Name and Municipality of Residence	Current Position with Aur	Principal Occupation for Past Five Years	Director Since
James W. Gill Toronto, Ontario	President, Chief Executive Officer & Director	President and Chief Executive Officer of Aur	1981
Norman B. Keevil Vancouver, British Columbia	Director	President and Chief Executive Officer of Teck, a mining company	1992
William J.A. Kennedy Grafton, Ontario	Director	Consultant	1984
Martin Claude Lepage St. Lambert, Quebec	Director	Barrister and Solicitor, Partner of Stikeman, Elliott, Barristers and Solicitors	1985

Peter N. McCarter Toronto, Ontario	Vice-President, Secretary & Director	Vice-President of Aur	1985
William J. Robertson Calgary, Alberta	Director	Executive Vice-President and Chief Operating Officer of Agrium Inc., a fertilizer company, since January, 1998; prior thereto, Sr. Vice-President and Chief Operating Officer of Cominco, a mining company	1992
Howard R. Stockford Toronto, Ontario	Executive Vice-President & Director	Executive Vice-President of Aur	1984
Leo J. Thibodeau Windsor, Ontario	Director	Retired Executive	1981
Michel Drouin Toronto, Ontario	Vice-President, Exploration	Vice-President, Exploration of Aur since December, 1997; prior thereto, Exploration Manager of Aur	n/a
Ronald P. Gagel Mississauga, Ontario	Vice-President and Chief Financial Officer	Vice-President and Chief Financial Officer of Aur since February, 1999; prior thereto, Vice-President, Finance of Aur	n/a
David J. Libby Toronto, Ontario	Vice-President, Mining Operations	Vice-President, Mining Operations of Aur	n/a
Kathryn J. Noble	Assistant Secretary	Assistant Secretary of Aur since August, 1997; prior thereto, Executive Assistant to the President of Aur	n/a

Each director is elected to hold office until the next annual meeting of shareholders of Aur or until his successor is elected or appointed.

The percentage of common shares of Aur beneficially owned, directly or indirectly, or over which control or direction is exercised by all directors and senior officers of Aur as a group was 2.8% as at December 31, 1999. All 2,000,000 Class B shares of Aur are beneficially and directly owned by James W. Gill, an officer and director of Aur.

Aur is required to have an audit committee. The members of the audit committee are Messrs. Gill, Kennedy and Thibodeau. Aur does not have an executive committee.

STOCK EXCHANGE LISTINGS

The common shares of Aur are listed for trading on The Toronto Stock Exchange.

ADDITIONAL INFORMATION

Aur will provide, upon request to its Secretary, at Suite #2501, 1 Adelaide Street East, Toronto, Ontario, M5C 2V9:

(a) when its securities are in the course of a distribution pursuant to a short form prospectus or when a preliminary short form prospectus has been filed in respect of a distribution of its securities:

(i) one copy of this Annual Information Form;

(ii) one copy of its comparative consolidated financial statements for its year ended December 31, 1999 and auditors' report thereon;

(iii) one copy of its interim consolidated financial statements issued subsequent to December 31, 1999;

(iv) one copy of its Management Information Circular dated May 9, 2000 in respect of its 2000 annual meeting of shareholders; and

(v) one copy of any other documents that are incorporated by reference into the aforementioned short form or preliminary short form prospectus; and

(b) at any other time, one copy of the documents referred to in (a) (i), (ii) and (iii) above.

Additional information, including details as to directors' and officers' remuneration, principal holders of Aur shares, options to purchase Aur shares and certain other matters is contained in the Management Information Circular of Aur dated May 9, 2000. Additional financial information is provided in Aur's comparative consolidated financial statements for its year ended December 31, 1999.

AUR RESOURCES INC.

2501 - 1 Adelaide Street East
Toronto, Ontario, M5C 2V9
Tel: 416-362-2614
Fax: 416-367-0427

03 JUN 20 AM 7:21

April 28, 2000

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC
U.S.A., 20549

Dear Sirs,

Please find enclosed a copy of a Material Change Report dated April 28, 2000 to be filed under our exemption number 82-4624.

If you have any questions, please give me a call.

Yours truly,

AUR RESOURCES INC.

Kathy Noble

Kathy Noble
Assistant Secretary

\kn

03 JUN 20 AM 7:21

MATERIAL CHANGE REPORT

Reporting Issuer

Aur Resources Inc.
Suite 2501
1 Adelaide Street East
Toronto, Ontario
M5C 2V9

Date of Material Change

April 19, 2000

Press Release

A press release respecting the material change was issued through the facilities of Canadian Corporate News on April 20, 2000.

Summary of Material Change

Reference is made to the press release annexed as Schedule "A" hereto.

Full Description of Material Change

Reference is made to Schedule "B" annexed hereto.

Senior Officer

Mr. Peter McCarter, the Secretary of the Corporation (Tel: 416-362-2614), is knowledgeable about the material change and this report and may be contacted for further information.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto this 28th day of April, 2000.

AUR RESOURCES INC.

Signed
Peter McCarter, Secretary

AUR RESOURCES INC. **Schedule "A"**

PRESS RELEASE

AUR RESOURCES INC. AGREEMENT TO PURCHASE A 76.5% INTEREST IN THE QUEBRADA BLANCA COPPER MINE FROM COMINCO LTD. AND TECK CORPORATION FINALIZED FOLLOWING AGREEMENT WITH PUDAHUEL

TORONTO, ONTARIO, April 20, 2000 -- Aur Resources Inc. announces that it has signed a definitive agreement with Cominco Ltd. ("Cominco") and Teck Corporation ("Teck") to purchase from Cominco and Teck their collective 76.5% shareholding in Compañía Minera Quebrada Blanca S.A. ("QB"), together with certain debt and other amounts owed by QB to Cominco and/or Teck, on the terms previously announced March 6, 2000. QB owns a 100% interest in the Quebrada Blanca copper mine located in northern Chile.

Aur and Inversiones Mineras S.A. ("Pudahuel") announce that they have entered into an agreement whereby Pudahuel will, upon Aur completing the purchase of the QB shares, have the right to purchase from Aur, on or before December 31, 2001, 9.5% of the shares of QB together with certain debt and other amounts owed by QB to Cominco and/or Teck, on the same pro-rata terms and conditions as Aur's purchase price, plus accrued interest. Pudahuel has also notified Cominco and Teck that it has agreed to waive its right of first offer to purchase Cominco's and Teck's QB shares in order that Aur may purchase the 76.5% of the QB shares from Cominco and Teck. In the event that Pudahuel purchases the QB shares from Aur, Aur's interest in QB will be reduced to 67% and Pudahuel's current interest of 13.5% would increase to 23%. ENAMI holds a 10% interest in QB.

Closing of the purchase is anticipated to occur by mid-June 2000. The purchase is subject to Aur obtaining the requisite financing to complete the purchase and to any required approvals of the applicable regulatory authorities.

The QB Mine is a large, open pit, heap leach copper mine which produces cathode copper utilizing solvent extraction-electrowinning technology. The QB Mine commenced commercial production in 1994 and is expected to produce approximately 75,000 tonnes of copper in 2000 at a cash cost of approximately US$0.51 per pound. The life-of-mine operating plan for QB provides for the mining and processing of approximately 150 million tonnes of ore at an average grade of 0.91% total copper. Aur anticipates QB's annual production to be between 165 and 176 million pounds of copper during the next twelve years and total production of approximately 2.1 billion pounds of copper over a mine life of 13 years. Life-of-mine operating cash costs, including all administration, marketing and transportation costs, are expected to average US$0.47 per pound of copper produced.

The acquisition of the 76.5% interest in the QB Mine will increase Aur's mineable copper reserves at December 31, 2000 from approximately 450 million pounds to more than 2 billion pounds and will result in an increase in Aur's copper production from 69 million pounds to over 195 million pounds annually beginning this year.

Upon completion of this transaction, Aur will have an ownership interest in and operatorship of three low-cost copper mines. This acquisition represents an important step in building Aur into a substantial mining enterprise which is focussed on building shareholder value.

The total payment obligations for Cominco's and Teck's interests in QB totals US$262 million and is comprised of a US$187 million cash payment on closing, a further US$35 million payment due December 15, 2002 and up to US$40 million of additional payments contingent upon the price of copper exceeding US$1.10 per pound, on an inflation adjusted basis, in future years. The US$35 million payment due December 15, 2002 is payable, at the election of Aur, in cash or common shares of Aur. Aur will also assume Cominco's and Teck's obligation to ENAMI requiring annual payments that average US$2.1 million per year from 2000 to 2004. QB currently has project bank debt which totals US$149.4 million of which US$67.2 million is owed to a subsidiary of Teck and which is being acquired by Aur as part of the purchase payment obligations.

Aur envisions financing this transaction with a combination of bank debt, equity and its existing cash resources. Cominco and Teck have collectively agreed, if requested by Aur, to purchase up to one third of any issue of common shares carried out by Aur to finance the purchase up to a maximum of US$15 million. All cash flows generated by QB will be utilized to repay the financial obligations of QB prior to the payment of any dividends on the QB shares to the QB shareholders.

Aur plans to invest up to US$30 million of capital at Quebrada Blanca, over and above that previously budgeted, during the next three years in order to enhance the quality of the copper cathode produced, to increase production from 75,000 tonnes to 80,000 tonnes annually, and to carry out exploration work, within and adjacent to the existing open pit mine, with a view to increasing the reserves at QB.

Aur and Pudahuel are committed to working together to maximize the value of QB for its shareholders and intend to make QB one of the premier copper producers in Chile.

- 30 -

For further information please contact Dr. James W. Gill, President and Chief Executive Officer, Mr. Howard R. Stockford, Executive Vice-President, Mr. Peter McCarter, Vice-President or Mr. Ronald P. Gagel, Vice-President and Chief Financial Officer at 416-362-2614 or visit Aur's web site at www.aurresources.com.

Description of the Transaction

Pursuant to an agreement made as of the 19th day of April, 2000, Aur Resources Inc., either directly or indirectly through one or more subsidiaries (collectively, "Aur"), has agreed to purchase, directly and/or indirectly, from Cominco Ltd. ("Cominco") and Teck Corporation ("Teck") their collective 76.5% shareholding in Compañía Minera Quebrada Blanca S.A. ("QB"), together with certain project debt, subordinated debt and guarantee fees owed by QB to Cominco and Teck. QB owns a 100% interest in the Quebrada Blanca copper mine (the "QB Mine") located in northern Chile.

In a related transaction, Aur has, pursuant to an agreement made as of the 17th day of April, 2000 with Inversiones Mineras S.A. ("Pudahuel"), granted Pudahuel the right to purchase from Aur, on or before December 31, 2001, 9.5% of the shares of QB and 9.5/76.5ths of the debt and guarantee fees being purchased by Aur from Cominco and Teck at a price (on a pro-rata basis) and on terms essentially equivalent to the terms under which Aur is acquiring such interests from Cominco and Teck, plus accrued interest to the date of exercise. Pudahuel agreed, in consideration of the foregoing, to waive its right of first offer to purchase the shares of QB to be sold by Cominco and Teck to Aur.

Description of QB and the QB Mine

The QB Mine is a large, open pit, heap leach copper mine which produces cathode copper utilizing solvent extraction-electrowinning technology. The QB Mine commenced commercial production in 1994 and is expected to produce approximately 75,000 tonnes of copper in 2000 at a cash cost of approximately US$0.51 per pound. The life-of-mine operating plan for QB provides for the mining and processing of approximately 150 million tonnes of ore at an average grade of 0.91% total copper. Aur anticipates QB's annual production to be between 165 and 176 million pounds of copper during the next twelve years and total production of approximately 2.1 billion pounds of copper over a mine life of 13 years. Life-of-mine operating cash costs, including all administration, marketing and transportation costs, are expected to average US$0.47 per pound of copper produced.

The acquisition of the 76.5% interest in the QB Mine will increase Aur's mineable copper reserves at December 31, 2000 from approximately 450 million pounds to more than 2 billion pounds and will result in an increase in Aur's copper production from 69 million pounds to over 195 million pounds in 2000.

The Quebrada Blanca property is owned by QB, a Chilean private company. Currently, Teck, through Teck Resources International Inc., owns 6,815 or 34.4% of the Series A shares of QB, Cominco owns 11,010 or 55.6% of the Series A shares of QB, Pudahuel, a Chilean private company, owns 1,980 or 10% of the Series A shares and 1,165 or 100% of the Series C shares of QB and Empresa National de Minería ("ENAMI"), a Chilean government entity, holds 2,330 or 100% of the Series B shares of QB. The owners of the Series A shares of QB were responsible for providing, on a pro rata basis, 100% of the capital required to develop and bring the Quebrada Blanca deposit into commercial production and remain responsible for providing any further capital required in connection with ongoing mine operations, including any capital expenditures. The Series B shares of

QB are voting, carry dividends equal in value per share to those payable on the Series A shares and are always to be equal in number to 10% of the aggregate number of Series A, Series B and Series C shares of QB outstanding from time to time, without being required to contribute any further capital. The Series C shares of QB are voting, carry dividends equal in value per share to those payable on the Series A shares are always to be equal in number to 5% of the aggregate number of Series A, Series B and Series C shares of QB outstanding from time to time, without being required to contribute any further capital. As a result of the foregoing, the Series B and Series C shares in essence provide the holders thereof with, respectively, the equivalent of a 10% and a 5% net profits interest in the QB Mine after payback by QB of all debt incurred to put the QB Mine into production or incurred subsequent thereto in connection with ongoing operations.

In the event that Pudahuel exercises its right to purchase 2,213 Series A shares of QB (being 9.5% of the aggregate issued shares of QB) from Aur as described above, Aur's share interest in QB will be reduced to 67% and Pudahuel's current share interest in QB of 13.5% would increase to 23%.

The Purchase Price

The purchase price payable to Cominco and Teck by Aur for 17,825 Series A shares of QB (being 76.5% of the aggregate issued shares of QB) and senior project debt of US$67.2 million, subordinated debt of US$72 million and US$17.7 million of guarantee fees owed by QB to Cominco and Teck is an aggregate of US$262 million. Of the foregoing US$262 million, US$187 million is payable on closing and payment of US$75 million is deferred. Of the deferred amount, US$35 million is payable on December 15, 2002, carries interest at 6% per annum and is payable in cash or common shares of Aur at Aur's election. The remaining US$40 million of such deferred amount is payable as to a maximum of US$10 million in any year during the period 2001-2012 in which the copper price, on an inflation adjusted basis, averages at least US$1.10 per pound. The US$67.219 million of project debt comprises part of the existing US$149.375 of project debt incurred by QB to finance the development of the QB Mine. The subordinated debt, which is non-interest bearing, reflects advances previously made by Cominco and Teck to fund the development of the QB Mine while the guarantee fees arise from prior guarantees, since released, by Cominco and Teck of the aforesaid project debt. Aur has also agreed to assume responsibility for US$10.35 million payable by Cominco and Teck to ENAMI in connection with the original purchase of the QB property from ENAMI, payable in installments of US$1.8 million on June 30 in each of 2000 and 2001 and in installments of US$2.25 million on June 30 in each of 2002, 2003 and 2004.

Aur envisions financing the acquisition with a combination of project debt, its existing cash resources and, to the minimum extent possible, an equity issuance. Cominco and Teck have collectively agreed, if requested by Aur, to purchase up to the lesser of US$15 million or one-third of any issue of common shares carried out by Aur to finance the acquisition.

All cash flows generated by QB will be utilized to repay QB's project debt, subordinated shareholder loans and guarantee fees owed prior to the payment of any dividends on the QB shares to the QB shareholders.

Closing

Closing of the purchase is anticipated to occur during mid to late June, 2000. The purchase is subject, among other things, to Aur obtaining the requisite financing to complete the purchase (including the refinancing or assumption of the existing non-Teck owned project debt) and to any required approvals of the applicable regulatory authorities.

Other

Aur plans to invest up to US$30 million of capital at the QB Mine, over and above that previously budgeted by QB, during the next three years in order to enhance the quality of the copper cathode produced, to increase production from 75,000 tonnes to 80,000 tonnes annually and to carry out exploration work, within and adjacent to the existing open pit mine, with a view to increasing the ore reserves at the mine.

AUR RESOURCES INC.
1 Adelaide Street East
Suite 2501
Toronto, Ontario M5C 2V9
Tel (416) 362-2614
Fax (416) 367-0427

March 29, 2000

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC
U.S.A., 20549

Dear Sirs,

Please find enclosed a copy of a Material Change Report dated March 29, 2000 to be filed under our exemption number 82-4624.

If you have any questions, please give me a call.

Yours truly,

AUR RESOURCES INC.

Kathy Noble

Kathy Noble
Assistant Secretary

\kn

MATERIAL CHANGE REPORT

Reporting Issuer

Aur Resources Inc.
Suite 2501
1 Adelaide Street East
Toronto, Ontario
M5C 2V9

Date of Material Change

March 20, 2000

Press Release

A press release respecting the material change was issued through the facilities of Canadian Corporate News on March 20, 2000.

Summary of Material Change

Reference is made to the press release annexed as Schedule "A" hereto.

Full Description of Material Change

Reference is made to the press release annexed as Schedule "A" hereto.

Senior Officer

Mr. Peter McCarter, the Secretary of the Corporation (Tel: 416-362-2614), is knowledgeable about the material change and this report and may be contacted for further information.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto this 29th day of March, 2000.

AUR RESOURCES INC.

Signed
Peter McCarter, Secretary

Schedule " A"

PRESS RELEASE

AUR NOTIFIED BY COMINCO AND TECK THAT PUDAHUEL HAS EXERCISED ITS RIGHT OF FIRST OFFER ON QUEBRADA BLANCA

TORONTO, ONTARIO, March 20, 2000 -- Aur Resources Inc. ("Aur") has been notified by Cominco Ltd. ("Cominco") and Teck Corporation ("Teck") that Inversiones Mineras S.A. ("Pudahuel") has exercised its right of first offer to purchase Cominco's and Teck's 76.5% interest in the Quebrada Blanca copper mine ("QB") in Chile. Cominco and Teck have also notified Aur that they will therefore be unable to complete the sale of their interest in QB to Aur.

Cominco and Teck have agreed that, in the event that Pudahuel is unable to meet all of the requirements for the purchase of QB and/or fails to complete the transaction, Aur shall have the exclusive right to purchase Cominco's and Teck's 76.5% interest in QB on those terms and conditions agreed to in the agreement between Aur and Cominco/Teck dated March 6, 2000.

- 30 -

For further information please contact Dr. James W. Gill, President and Chief Executive Officer, Mr. Howard R. Stockford, Executive Vice-President or Mr. Peter McCarter, Vice-President at 416-362-2614.

Aur RESOURCES INC.
1 Adelaide Street East
Suite 2501
Toronto, Ontario M5C 2V9
Tel (416) 362-2614
Fax (416) 367-0427

03 JUN 20 AM 7:21

March 10, 2000

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC
U.S.A., 20549

Dear Sirs,

Please find enclosed a copy of a Material Change Report dated March 10, 2000 to be filed under our exemption number 82-4624.

If you have any questions, please give me a call.

Yours truly,

AUR RESOURCES INC.

Kathy Noble

Kathy Noble
Assistant Secretary

\kn

MATERIAL CHANGE REPORT

Reporting Issuer

Aur Resources Inc.
Suite 2501
1 Adelaide Street East
Toronto, Ontario
M5C 2V9

Date of Material Change

March 6, 2000

Press Release

Press releases respecting the material change were issued through the facilities of Canadian Corporate News on March 6, 2000.

Summary of Material Change

Reference is made to the press releases annexed as Schedule "A" hereto.

Full Description of Material Change

Reference is made to Schedule "B" annexed hereto.

Senior Officer

Mr. Peter McCarter, the Secretary of the Corporation (Tel: 416-362-2614), is knowledgeable about the material change and this report and may be contacted for further information.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto this 10th day of March, 2000,

AUR RESOURCES INC.

Signed
Peter McCarter, Secretary

AUR RESOURCES INC. **Schedule "A"**

PRESS RELEASE

AUR WITHDRAWS CAMBIOR OFFER

TORONTO, ONTARIO, March 6, 2000 -- Aur Resources Inc. announces that it has withdrawn its offer to purchase all the common shares of Cambior Inc. A condition of Aur's offer was that Aur not, prior to the expiry of its offer, enter into any alternative acquisition transaction. Aur announced today by separate press release that it had agreed in principle to purchase the interests of Cominco Ltd. and Teck Corporation in the Quebrada Blanca copper mine in Chile and Aur is, accordingly, withdrawing its offer for the Cambior shares.

- 30 -

For further information please contact Dr. James W. Gill, President and Chief Executive Officer, or Mr. Peter McCarter, Vice-President at 416-362-2614.

PRESS RELEASE

AUR RESOURCES INC. AGREES TO PURCHASE A 76.5% INTEREST IN THE QUEBRADA BLANCA COPPER MINE FROM COMINCO LTD. AND TECK CORPORATION

TORONTO, ONTARIO, March 6, 2000 -- Aur Resources Inc. ("Aur") announces that it has entered into an agreement in principle with Cominco Ltd. ("Cominco") and Teck Corporation ("Teck") to purchase from Cominco/Teck their collective 76.5% shareholding in Compañía Minera Quebrada Blanca S.A. ("QB") together with certain debt and other amounts owed by QB to Cominco and/or Teck. QB owns a 100% interest in the Quebrada Blanca copper mine located in northern Chile.

The QB Mine is a large, open pit, heap leach copper mine which produces cathode copper utilizing solvent extraction-electrowinning technology. The QB Mine commenced commercial production in 1994 and is expected to produce approximately 75,000 tonnes of copper in 2000 at a cash cost of approximately US$0.51 per pound. The life-of-mine operating plan for QB provides for the mining and processing of approximately 150 million tonnes of ore at an average grade of 0.91% total copper. Aur anticipates QB's annual production to be between 165 and 176 million pounds of copper during the next twelve years and total production of approximately 2.1 billion pounds of copper over a mine life of 13 years. Life-of-mine operating cash costs, including all administration, marketing and transportation costs, are expected to average US$0.47 per pound of copper produced.

The acquisition of the 76.5% interest in the QB Mine will increase Aur's mineable copper reserves at December 31, 2000 from approximately 450 million pounds to more than 2 billion pounds and will result in an increase in Aur's copper production from 69 million pounds to over 195 million pounds in 2000.

Upon completion of this transaction, Aur will have an ownership interest in and operatorship of three low-cost copper mines. This acquisition represents an important step in building Aur into a substantial mining enterprise which is focussed on building shareholder value.

The purchase price for Cominco/Teck's share of QB totals US$262 million and is comprised of a US$192 million cash payment on closing, a further US$30 million payment due December 15, 2002 and up to US$40 million of deferred payments contingent upon the price of copper exceeding US$1.10 per pound in future years. The US$30 million payment due December 15, 2002 is payable, at the election of Aur, in cash or common shares of Aur. Aur will also assume Cominco/Teck's obligation to ENAMI requiring annual payments that average US$2.1 million per year from 2000 to 2004. QB has external project bank debt which totals US$82 million.

Aur envisions financing this transaction with a combination of project debt, equity and its existing cash resources. Cominco and Teck have collectively agreed, if requested by Aur, to purchase up to US$15 million of any issue of common shares carried out by Aur to finance the purchase. All cash flows generated by QB will be utilized to repay the financial

obligations of QB prior to the payment of any dividends on the QB shares to the QB shareholders.

Closing of the purchase is anticipated to occur by May 16, 2000. The purchase is subject, among other things, to Inversiones Minera S.A., which owns a 13.5% interest in QB, not exercising its right of first offer in connection therewith by March 17, 2000, to Aur obtaining the requisite financing to complete the purchase, to the execution by Aur, Cominco and Teck of a definitive purchase and sale agreement in connection with the transaction and to any required approvals of the applicable regulatory authorities.

- 30 -

For further information please contact Dr. James W. Gill, President and Chief Executive Officer or Mr. Peter McCarter, Vice-President & Secretary or Mr. Ronald P. Gagel, Vice-President and Chief Financial Officer at 416-362-2614.

Description of the Transaction

Pursuant to an agreement in principle dated March 6, 2000, Aur Resources Inc. ("Aur"), either itself or acting through one or more subsidiaries, has agreed to purchase from Cominco Ltd. ("Cominco") and Teck Corporation ("Teck") their collective 76.5% shareholding in Compañía Minera Quebrada Blanca S.A. ("QB") together with certain debt and other amounts owed by QB to Cominco and/or Teck. QB owns a 100% interest in the Quebrada Blanca copper mine located in northern Chile.

Description of the QB Mine and of QB

The QB Mine is a large, open pit, heap leach copper mine which produces cathode copper utilizing solvent extraction-electrowinning technology. The QB Mine commenced commercial production in 1994 and is expected to produce approximately 75,000 tonnes of copper in 2000 at a cash cost of approximately US$0.51 per pound. The life-of-mine operating plan for QB provides for the mining and processing of approximately 150 million tonnes of ore at an average grade of 0.91% total copper. Aur anticipates QB's annual production to be between 165 and 176 million pounds of copper during the next twelve years and total production of approximately 2.1 billion pounds of copper over a mine life of 13 years. Life-of-mine operating cash costs, including all administration, marketing and transportation costs, are expected to average US$0.47 per pound of copper produced.

The acquisition of the 76.5% interest in the QB Mine will increase Aur's mineable copper reserves at December 31, 2000 from approximately 450 million pounds to more than 2 billion pounds and will result in an increase in Aur's copper production from 69 million pounds to over 195 million pounds in 2000.

The Quebrada Blanca property is owned by a Chilean private company, Compañía Minera Quebrada Blanca S.A. ("QB"). Currently, Teck, through Teck Resources International Inc., owns 6,815 or 34.4% of the Series A shares of QB, Cominco Ltd. ("Cominco") owns 11,010 or 55.6% of the Series A shares of QB, Inversiones Mineras S.A. ("IMSA"), a Chilean private company, owns 1,980 or 10% of the Series A shares and 1,165 or 100% of the Series C shares of QB and Empresa National de Minería ("ENAMI"), a Chilean government entity, holds 2,330 or 100% of the Series B shares of QB. The owners of the Series A shares of QB were responsible for providing, on a pro rata basis, 100% of the capital required to develop and bring the Quebrada Blanca deposit into commercial production and remain responsible for providing any further capital required in connection with ongoing mine operations, including any capital expenditures. The Series B shares of QB are voting, carry dividends equal in value per share to those payable on the Series A shares and are always to be equal in number to 10% of the aggregate number of Series A, Series B and Series C shares of QB outstanding from time to time, without being required to contribute any further capital. The Series C shares of QB are voting, carry dividends equal in value per share to those payable on the Series A shares are always to be equal in number to 5% of the aggregate number of Series A, Series B and Series C shares of QB outstanding from time to time, without being required to contribute any further capital. As a result of the foregoing, the Series B and Series C shares in essence provide the holders thereof with, respectively, the equivalent of a 10% and a 5% net profits interest in the

Quebrada Blanca project after payback by QB of all debt incurred to put the deposit into production or incurred subsequent thereto in connection with ongoing operations.

The Purchase Price

The purchase price payable by Aur for the QB shares, project debt, subordinated shareholder loans and guarantee fees is an aggregate of US$262 million. These amounts are payable as to US$72.781 million for the QB shares being purchased from Cominco and Teck, US$72 million for subordinated shareholder loans owed by QB to Cominco and Teck, US$67.219 million for project debt owed by QB to Teck, US$10 million for certain guarantee fees owed by QB to Cominco and Teck and US$40 million in deferred payments to Cominco and Teck for the QB shares. US$30 million of the purchase price for the subordinated debt is payable on December 15, 2002, carries interest at 6% per annum and is payable in cash or common shares of Aur at Aur's election. The US$67.219 million of project debt owed by QB to Teck comprises part of the existing US$149.375 of project debt incurred by QB to finance the development of the QB mine. The subordinated debt, which is non-interest bearing, reflects advances previously made by Cominco and Teck to fund the development of the mine while the guarantee fees arise from Teck's prior guarantee, since released, of the aforesaid project debt. The US$40 million deferred payment is payable as to a maximum of US$10 million in any year during the period 2001-2012 in which the copper price, on an inflation adjusted basis, averages at least US$1.10 per pound. Aur has also agreed to assume responsibility for US$10.35 million payable by Cominco and Teck to ENAMI in connection with the original purchase of the QB property from ENAMI, payable in installments of US$1.8 million on June 30 in each of 2000 and 2001 and in installments of US$2.25 million on June 30 in each of 2002, 2003 and 2004.

Aur envisions financing this transaction with a combination of project debt, equity and its existing cash resources. Cominco and Teck have collectively agreed, if requested by Aur, to purchase up to US$15 million of any issue of common shares carried out by Aur to finance the purchase. All cash flows generated by QB will be utilized to repay QB's project debt, subordinated shareholder loans and guarantee fees owed prior to the payment of any dividends on the QB shares to the QB shareholders.

Closing

Closing of the purchase is anticipated to occur by May 16, 2000. The purchase is subject, among other things, to IMSA, which owns a 13.5% interest in QB, not exercising its right of first offer in connection therewith by March 17, 2000, to Aur obtaining the requisite financing to complete the purchase (including the refinancing or assumption of the existing non-Teck owned project debt), to the execution by Aur, Cominco and Teck, and the relevant subsidiaries thereof, of a definitive purchase and sale agreement in connection with the transaction and to any required approvals of the applicable regulatory authorities.

AUR RESOURCES INC.
1 Adelaide Street East
Suite 2501
Toronto, Ontario M5C 2V9
Tel (416) 362-2614
Fax (416) 367-0427

03 JUN 20 AM 7:21

January 25, 2000

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC
U.S.A., 20549

Dear Sirs,

Please find enclosed a copy of a Material Change Report dated January 25, 2000 to be filed under our exemption number 82-4624.

If you have any questions, please give me a call.

Yours truly,

AUR RESOURCES INC.

Peter McCarter
Secretary

\kn

MATERIAL CHANGE REPORT

Reporting Issuer

Aur Resources Inc.
Suite 2501
1 Adelaide Street East
Toronto, Ontario
M5C 2V9

Date of Material Change

January 17, 2000

Press Release

A press release respecting the material change was issued through the facilities of Canadian Corporate News on January 17, 2000.

Summary of Material Change

Reference is made to the press releases annexed hereto.

Full Description of Material Change

Reference is made to the press releases annexed hereto.

Senior Officer

Mr. Peter McCarter, the Secretary of the Corporation (Tel: 416-362-2614), is knowledgeable about the material change and this report and may be contacted for further information.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto this 25th day of January, 2000,

AUR RESOURCES INC.

Signed

Peter McCarter, Secretary

FOR IMMEDIATE RELEASE

AUR RESOURCES LAUNCHES TAKE-OVER BID FOR CAMBIOR INC.

Toronto: January 17, 2000 - Aur Resources Inc. (TSE: AUR) today announced that it is initiating a take-over bid for all the issued and outstanding common shares of Cambior Inc. (TSE: CBJ) on the basis of one common share of Aur for each 1.1 common shares of Cambior. This represents a value of $2.40 for each Cambior share, or a premium of 45% based on the respective closing prices of the Aur common shares and the Cambior common shares of $2.65 per share and $1.65 per share on The Toronto Stock Exchange on January 14, 2000.

"Aur and Cambior combined will create a strong, international base metal and gold company well positioned for growth," said Dr. James Gill, President and CEO of Aur Resources. "Cambior shareholders will benefit from an attractive premium, Aur's strong balance sheet and a management team committed to financial prudence and operating excellence. One of the key benefits for all shareholders will be the opportunity to participate in the advancement of a number of highly prospective development projects."

Dr. Gill also noted the potential for the New Aur to realize at least $10 million in corporate and administrative efficiencies after the first year of combined operations. He added that the New Aur will play a central role in sustaining and enhancing the mining industry in Quebec, with six operating mines and over 100 exploration projects in the province.

Based on forecasts of Aur and Cambior, the New Aur's 2000 metal production will be:

- Gold: 639,000 oz
- Copper: 87 million lbs
- Zinc: 158 million lbs
- Silver: 929,000 oz
- Niobium: 2.6 million lbs

Aur has requested that Cambior provide it with a copy of its shareholders' list. Aur intends to mail its formal offering circular in connection with its bid upon receipt of such list. Aur's bid will expire 21 days after the said mailing.

The bid is subject to the usual conditions, including the requirements that at least two-thirds of the Cambior common shares are deposited under the bid and not withdrawn and the board of directors of Cambior has redeemed all outstanding rights under or waived the application of Cambior's Shareholder Rights Protection Plan.

Aur currently owns 3,433,800 Cambior common shares, representing approximately 4.9% of Cambior's issued and outstanding common shares.

Aur has retained HSBC Securities (Canada) Inc. to act as its financial advisor and to form a soliciting dealer group to solicit acceptances of its bid.

Aur is a Canadian company active in the acquisition, exploration, development and mining of mineral properties. Its principal assets consist of: its interests in the Louvicourt copper-zinc-silver-gold mine near Val d'Or, Quebec, and the Andacollo copper mine in Chile; its portfolio of exploration properties located principally in northwestern Quebec, in central

Manitoba and Saskatchewan, and Nevada; and, its working capital of approximately $98.1 million, as at September 30, 1999. Aur is the operator of both the Louvicourt and Andacollo mines.

Cambior is a Canadian company involved in the mining and exploring for gold and other metals and minerals in the Americas. Its principal operating assets consist of its interests in the Doyon and Sleeping Giant gold mines in northwestern Quebec, the Omai gold mine in Guyana, the Bouchard-Hebert and Langlois polymetallic base metal mines in northwestern Quebec, and the Niobec niobium mine in northwestern Quebec. Cambior also holds a portfolio of development and exploration properties in the Americas.

- 30 -

Background information of the offering and its benefits are attached. Summary slides can be accessed on the worldwide Web at www.barnesir.com

For further information please contact:
Dr. James W. Gill, President and Chief Executive Officer,
Mr. Howard Stockford, Executive Vice-President, or
Mr. Peter McCarter, Vice-President, of Aur, at 416-362-2614.

The New Aur
Creating Value Through Strength

Aur Resources Inc. is a low-cost, high-quality base metal and gold producer with a principal focus on copper. The company is committed to operating excellence and financial strength.

Aur launched a takeover bid for Cambior Inc. on Jan. 17, 2000

The Offer: **Exceptional shareholder value**

- One Aur share for 1.1 Cambior shares.
- Equivalent to a value of $2.40 per Cambior share; represents a 45% premium to market price of Cambior shares.*
- Conditional on 2/3 of Cambior shares being tendered and Cambior's poison pill being waived. Expires 21 days after mailing of takeover circular to Cambior shareholders.
- Current Aur shareholders will own 55% of the New Aur; current Cambior shareholders will own 45%.

* Based on closing prices of $2.65 for Aur shares and $1.65 for Cambior shares on January 14, 2000.

The New Aur: Strategic Benefits

1. Creates larger, stronger base metals & gold company
2. Achieves critical mass for continued growth
3. Acquires financial strength to develop new projects
4. Gains enhanced technical and operational depth
5. Provides for administrative and operational cost savings
6. Expands market capitalization and liquidity
7. Preserves existing asset base
8. INCREASES SHAREHOLDER VALUE

The Companies: Macro Data

	Aur	Cambior
Mines	Two	Six
Production	Mainly copper; also zinc, gold, silver	Mainly gold; also zinc, copper, niobium
Development projects	1+	3+
Exploration properties	100+ in Canada U.S., Latin America	100+ in Canada U.S., Latin America
Market capitalization	C$200 million	C$116 milllion
1998 Revenues	C$98 million	US$344 million
Working capital *	C$98 million	US$7.2 million
Bank debt *	Nil	US$181 million

*As of third quarter 1999

The New Aur

The combination of Aur and Cambior will produce the seventh-largest gold producer in North America and the largest copper producer in Quebec.

Proven & Probable Reserves		Resource	
Gold	5.1 million oz	Gold	7.0 million oz
Silver	18.2 million oz	Silver	140.2 million oz
Zinc	1.9 billion lbs	Zinc	177 million lbs
Copper	662 million lbs	Copper	49,091 million lbs
Niobium	84.9 million lbs	Molybdenum	289 million lbs

Projected 2000 Production		Projected 2000 Results (US$ millions)	
Gold	639,000 oz	Metal revenue	$356.0
Silver	929,000 oz	Operating cash flow	$97.4
Zinc	158 million lbs	Mine capital investment	$44.0
Copper	87 million lbs	Net operating cash flow	$53.4
Niobium	2.6 million lbs.		

RESOURCES INC.

PRESS RELEASE

AUR MAILS FORMAL OFFER TO CAMBIOR SHAREHOLDERS

Aur Resources Inc. announces that it has mailed today its formal offering circular to the holders of common shares of Cambior Inc. Aur's offer to purchase common shares of Cambior on the basis of one common share of Aur for each 1.1 common share of Cambior, being 0.91 of an Aur common share for each common share of Cambior, expires at 5:00 p.m. on February 16, 2000.

- 30 -

January 24, 2000

For further information please contact Dr. James W. Gill, President and Chief Executive Officer or Mr. Peter McCarter, Vice-President at 416-362-2614.

AUR RESOURCES INC.
1 Adelaide Street East
Suite 2501
Toronto, Ontario M5C 2V9
Tel (416) 362-2614
Fax (416) 367-0427

03 JUN 20 AM 7:21

November 4, 1999

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC
U.S.A., 20549

Dear Sirs,

Please find enclosed a copy of the Third Quarter Report to Shareholders 1999 to be filed under our exemption number 82-4624.

If you have any questions, please give me a call.

Yours truly,

AUR RESOURCES INC.

Kathy Noble

Kathy Noble
Assistant Secretary

Encl.

\kn

AUR RESOURCES INC.

REPORT TO SHAREHOLDERS - THIRD QUARTER 1999

Aur Resources achieved a strong operating performance in the third quarter of 1999 with net earnings of $3.1 million and cash flow of $0.10 per share. The Andacollo and Louvicourt Mines continued to be efficient, low-cost producers which benefited from strengthening copper prices in the third quarter. Aur is well positioned financially and technically to take advantage of a continued recovery in metal prices and success in its exploration and acquisition programs.

Financial Highlights

Mining revenues were $24.0 million and cash flow from operations was $7.4 million, equal to $0.32 per share and $0.10 per share, respectively, for the three month period ended September 30, 1999 compared to revenue of $24.8 million and cash flow of $6.8 million for the same period in 1998. Working capital at September 30, 1999 was $98.1 million, including cash of $84.3 million.

Net earnings for the three months ended September 30, 1999 were $3.1 million equal to $0.04 per share compared to a loss of $0.8 million and a loss of $0.01 per share for the same period in 1998.

For the nine month period ended September 30, 1999, net earnings were $5.1 million compared to $0.1 million for the same period in 1998. Cash flow from operations for the nine month period was $17.2 million, equal to $0.23 per share. Copper prices, which averaged US$0.69 per pound to September 30, 1999 compared to US$0.77 per pound in 1998, continue to have the most significant impact on Aur's cash flow from operations.

Production Highlights

Aur's share of metal production for the third quarter of 1999 was 18.5 million pounds of copper, 0.6 million pounds of zinc, 58,000 ounces of silver and 1,300 ounces of gold. Operating costs per pound of copper produced, net of by-product credits and including all smelting, refining, transportation and marketing costs, settlement adjustments and provisional pricing was US$0.44 in the quarter, 6.8% better than budgeted. Cash flow from mining operations for the nine month period ended September 30, 1999 was $17.8 million.

Louvicourt Mine

The Louvicourt Mine produced 34.1 million pounds of copper and 2.0 million pounds of zinc during the third quarter at an all inclusive cash operating cost, net of by-product credits, of US$0.41 per pound of copper produced. Operating costs were $35.67 per tonne milled. The Louvicourt Mine continues to operate efficiently, in full environmental compliance, and is expected to continue to do so for the balance of 1999 and beyond.

Aur RESOURCES INC.

Andacollo Mine

The Andacollo Mine produced 11.8 million pounds of high-quality cathode copper during the third quarter of 1999. Cash operating costs, including all transportation and marketing costs, were US$0.48 per pound of copper produced. Production for the first nine months of 1999 was approximately 35.8 million pounds of copper and is forecast at 47.8 million pounds for the full year. The changeover from contract mining to owner-operated mining, initiated in August 1999, was completed smoothly and is expected to result in improved operating performance following the transition period ending in November 1999 during which some pre-stripping continues to be carried out on a contract basis. The Andacollo Mine is expected to continue its efficient, high-quality operating performance going forward.

Exploration and Acquisitions

Exploration work continues in Canada, in Nevada, U.S.A. and in Chile on Aur's portfolio of 100 mineral properties. In the year 2000, Aur expects to increase its exploration budget as part of its ongoing efforts to make new discoveries during this period when most companies are reducing expenditures thereby creating more opportunities for Aur to acquire new quality projects.

Aur's efforts to acquire producing and/or development stage projects are continuing and we remain optimistic that quality projects at reasonable prices, which will create real value for our shareholders, will become available.

Year 2000

Aur has tested all of its hardware, software and processing control systems and confirmed that they are now Year 2000 compliant. Aur is vulnerable to, and could be significantly affected by, the readiness of all suppliers of critical goods and services who have been contacted and have confirmed that they are either Year 2000 compliant or are actively working towards compliance before the end of 1999. Aur has developed plans to mitigate the risks associated with unforeseen power, spare part and inventory supply and other problems. Aur expects to have, by the end of November, increased key consumable goods inventories at both the Andacollo and Louvicourt Mines to levels required to sustain production for a minimum of one month at a cost to Aur of approximately $0.6 million. Aur's ability to continue production would be seriously impacted should the Horne Smelter's ability to accept copper concentrates be affected by Y2K issues. The expenses related to Aur's Year 2000 preparedness are not considered to be material and are charged to income in the period incurred.

On behalf of the Board,

James W. Gill
President and Chief Executive Officer

October 28, 1999

Aur RESOURCES INC.

PRODUCTION STATISTICS

	Three months ended September 30		Nine months ended September 30	
	1999	1998	1999	1998
Aur's Share				
Copper (pounds)	18,472,000	17,934,000	56,959,000	51,576,000
Zinc (pounds)	608,000	3,203,000	7,612,000	8,917,000
Silver (ounces)	58,000	66,000	244,000	184,000
Gold (ounces)	1,300	2,400	8,900	6,700

	Three months ended September 30			
	Louvicourt Mine (100%)		Andacollo Mine (100%)	
	1999	1998	1999	1998
Ore processed (tonnes)	397,662	409,997	804,748	611,781
Grade Cu (%)	4.0	3.7	0.68	0.91
Grade Zn (%)	0.4	1.5	-	-
Grade Au (oz/t)	0.02	0.03	-	-
Grade Ag (oz/t)	0.65	0.82	-	-
Operating cost per pound of copper sold	US$0.41*	US$0.46*	US$0.48**	US$0.52

	Nine months ended September 30			
	Louvicourt Mine (100%)		Andacollo Mine (100%)	
	1999	1998	1999	1998
Ore processed (tonnes)	1,206,452	1,195,589	2,079,421	2,086,477
Grade Cu (%)	4.1	3.6	0.77	0.90
Grade Zn (%)	1.2	1.4	-	-
Grade Au (oz/t)	0.03	0.03	-	-
Grade Ag (oz/t)	0.92	0.77	-	-
Operating cost per pound of copper sold	US$0.42*	US$0.48*	US$0.47**	US$0.54

* Costs include settlement adjustments, provisional pricing and are net of by-product credits.

** Costs exclude interest and amortization costs associated with the mining equipment capital lease which commenced August 1, 1999. These costs are US$0.04 and US$0.01 per pound of copper sold in the three months and nine months ended September 30, 1999, respectively.

Aur RESOURCES INC.

Consolidated Statements of Operations
(in thousands of Canadian dollars except earnings per share and number of shares)
(unaudited)

	Three months ended September 30		Nine months ended September 30	
	1999	1998	1999	1998
	$	$	$	$
Revenues				
Mining	23,967	24,785	69,956	67,858
Interest	1,248	983	3,746	3,436
Other	260	318	1,301	1,178
	25,475	26,086	75,003	72,472
Expenses				
Mining	13,382	18,096	47,509	49,346
Other	54	(18)	201	837
Administration	2,306	1,256	4,958	3,852
Capital and business taxes	95	97	306	528
Depreciation and amortization	4,159	3,843	12,154	11,184
Provision for (recovery of) marketable securities	(555)	959	(555)	1,661
Interest on obligation under capital lease	269	-	269	-
Foreign exchange and financing	(6)	2,512	892	3,965
Mineral properties and exploration costs written-off	474	655	476	655
	20,178	27,400	66,210	72,028
Earnings (loss) before taxes	5,297	(1,314)	8,793	444
Provision for (recovery of) taxes	2,211	(508)	3,646	385
Net earnings (loss) for the period	3,086	(806)	5,147	59
Earnings (loss) per share	0.04	(0.01)	0.07	0.00
Weighted number of shares for the period (000's)	75,170	75,293	75,170	75,293
Number of shares outstanding - end of period (000's)	75,170	75,170	75,170	75,170

Consolidated Statements of Retained Earnings
(in thousands of Canadian dollars)
(unaudited)

	Three months ended September 30		Nine months ended September 30	
	1999	1998	1999	1998
	$	$	$	$
Retained earnings - beginning of period	2,678	7,781	4,375	10,685
Net earnings (loss) for the period	3,086	(806)	5,147	59
	5,764	6,975	9,522	10,744
Dividends	-	-	(3,758)	(3,769)
Retained earnings - end of period	5,764	6,975	5,764	6,975

Aur RESOURCES INC.

Consolidated Balance Sheets
As at
(in thousands of Canadian dollars)
(unaudited)

	September 30 1999	December 31 1998
	$	$
Assets		
Current		
Cash	84,272	75,046
Smelter settlements receivable	14,395	9,974
Other receivables	1,051	884
Due from joint venture partner	3,304	3,445
Marketable securities (quoted market value $1,508; 1998 - $1,143)	1,508	1,143
Inventories and prepaid expenses	3,840	3,237
	108,370	93,729
Due from joint venture partner	11,564	14,640
Investments	8,410	8,410
Capital assets	165,015	163,906
	293,359	280,685
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	8,117	7,392
Current portion of long-term liabilities	2,154	318
	10,271	7,710
Long-term liabilities		
Obligation under mining equipment capital lease	9,104	-
Obligation on acquisition of Andacollo	1,873	1,953
Future removal and site restoration liabilities	1,145	964
Deferred taxes	3,901	156
	26,294	10,783
Shareholders' equity		
Share capital	250,738	250,738
Contributed surplus	4,388	4,388
Cumulative translation adjustment	6,175	10,401
Retained earnings	5,764	4,375
	267,065	269,902
	293,359	280,685

Aur RESOURCES INC.

Consolidated Statements of Cash Flows (in thousands of Canadian dollars) (unaudited)	Three months ended September 30 1999	1998	Nine months ended September 30 1999	1998
	$	$	$	$
Operating activities				
Net earnings (loss) for the period	3,086	(806)	5,147	59
Non-cash items -				
Depreciation and amortization	4,159	3,843	12,154	11,184
Mineral properties and exploration costs written-off	474	655	476	655
Deferred income taxes	2,177	(528)	3,543	272
Future removal and site restoration	60	91	181	231
Provision for (recovery of) marketable securities	(555)	959	(555)	1,661
Foreign exchange (gain) loss	41	(39)	642	(62)
Gain on sale of marketable securities	2	-	(30)	-
Loss (gain) on disposal of capital assets	(24)	7	(30)	27
	9,420	4,182	21,528	14,027
Net change in non-cash working capital items	(2,056)	2,642	(4,343)	900
	7,364	6,824	17,185	14,927
Financing activities				
Obligation under mining equipment capital lease	10,940	-	10,940	-
Bank debt	-	2,156	-	52,061
Common shares issued for cash	-	51	-	1,291
Common shares purchased and cancelled	-	(683)	-	(850)
Dividends	-	-	(3,758)	(3,769)
	10,940	1,524	7,182	48,733
Investing activities				
Purchase of marketable securities	-	-	-	(999)
Purchase of investments	-	-	-	(25,781)
Due from joint venture partner	868	(870)	3,216	363
Mineral property and exploration costs	(1,178)	(2,904)	(3,259)	(4,576)
Mineral property option	-	-	(3,077)	-
Mine development and fixed asset acquisitions	(145)	(204)	(840)	(1,068)
Mining equipment acquired under capital lease	(10,708)	-	(10,708)	-
Other capital asset acquisitions	(43)	(16)	(87)	(183)
Proceeds on sale of investments	-	18,186	-	18,186
Proceeds on sale of marketable securities	164	-	221	-
Proceeds on disposal of capital assets	25	7	35	7
	(11,017)	14,199	(14,499)	(14,051)
Foreign exchange on cash held in foreign currency	(41)	39	(642)	62
Increase in cash for the period	7,246	22,586	9,226	49,671
Cash - beginning of period	77,026	101,805	75,046	74,720
Cash - end of period	84,272	124,391	84,272	124,391

Aur RESOURCES INC.

Segmented Information
For the three months ended September 30
(in thousands of Canadian dollars)
(unaudited)

1999	Louvicourt	Andacollo	Exploration	Corporate	Total
	$	$	$	$	$
Revenues					
Mining	15,296	8,671	-	-	23,967
Other	2	54	-	1,452	1,508
	15,298	8,725	-	1,452	25,475
Expenses					
Mining	7,621	5,761	-	-	13,382
Depreciation and amortization	1,434	2,647	59	19	4,159
Mineral properties and exploration expenditures written-off	-	-	474	-	474
Interest on obligation under capital lease	-	269	-	-	269
Foreign exchange and financing costs	-	36	1	(43)	(6)
Other	-	-	103	1,797	1,900
	9,055	8,713	637	1,773	20,178
Earnings (loss) before taxes	6,243	12	(637)	(321)	5,297
Tax expense (benefit)	2,389	2	(44)	(136)	2,211
Net earnings (loss)	3,854	10	(593)	(185)	3,086
Capital expenditures	340	10,500	1,178	44	12,062

1998	Louvicourt	Andacollo	Exploration	Corporate	Total
	$	$	$	$	$
Revenues					
Mining	15,050	9,735	-	-	24,785
Other	-	79	-	1,222	1,301
	15,050	9,814	-	1,222	26,086
Expenses					
Mining	11,616	6,480	-	-	18,096
Depreciation and amortization	1,326	2,409	88	20	3,843
Mineral properties and exploration expenditures written-off	-	-	655	-	655
Foreign exchange and financing costs	-	10	-	2,502	2,512
Other	9	-	31	2,254	2,294
	12,951	8,899	774	4,776	27,400
Earnings (loss) before taxes	2,099	915	(774)	(3,554)	(1,314)
Tax expense (benefit)	804	138	(101)	(1,349)	(508)
Net earnings (loss)	1,295	777	(673)	(2,205)	(806)
Capital expenditures	448	(201)	2,862	16	3,125

Aur RESOURCES INC.

Segmented Information
For the nine months ended September 30
(in thousands of Canadian dollars)
(unaudited)

1999	Louvicourt	Andacollo	Exploration	Corporate	Total
	$	$	$	$	$
Revenues					
Mining	44,440	25,516	-	-	69,956
Other	3	200	-	4,844	5,047
	44,443	25,716	-	4,844	75,003
Expenses					
Mining	29,874	17,635	-	-	47,509
Depreciation and amortization	4,351	7,559	184	60	12,154
Mineral properties and exploration expenditures written-off	-	-	476	-	476
Interest on obligation under capital lease	-	269	-	-	269
Foreign exchange and financing costs	-	119	3	770	892
Other	-	-	306	4,604	4,910
	34,225	25,582	969	5,434	66,210
Earnings (loss) before taxes	10,218	134	(969)	(590)	8,793
Tax expense (benefit)	3,910	20	(107)	(177)	3,646
Net earnings (loss)	6,308	114	(862)	(413)	5,147
Capital assets	24,445	(1)84,834	53,326	2,410	165,015
Capital expenditures	860	10,688	6,336	87	17,971

(1) Includes a $6,175 cumulative translation loss.

1998	Louvicourt	Andacollo	Exploration	Corporate	Total
	$	$	$	$	$
Revenues					
Mining	41,271	26,587	-	-	67,858
Other	-	235	-	4,379	4,614
	41,271	26,822	-	4,379	72,472
Expenses					
Mining	30,783	18,563	-	-	49,346
Depreciation and amortization	3,833	7,020	270	61	11,184
Mineral properties and exploration expenditures written-off	-	-	655	-	655
Foreign exchange and financing costs	-	152	-	3,813	3,965
Other	27	-	636	6,215	6,878
	34,643	25,735	1,561	10,089	72,028
Earnings (loss) before taxes	6,628	1,087	(1,561)	(5,710)	444
Tax expense (benefit)	2,537	163	(252)	(2,063)	385
Net earnings (loss)	4,091	924	(1,309)	(3,647)	59
Capital assets	29,058	(2)88,851	49,299	2,465	169,673
Capital expenditures	1,204	(93)	4,534	183	5,828

(2) Includes a $10,413 cumulative translation gain.

AUR RESOURCES INC.
1 Adelaide Street East
Suite 2501
Toronto, Ontario M5C 2V9
Tel (416) 362-2614
Fax (416) 367-0427

August 16, 1999

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC
U.S.A., 20549

Dear Sirs,

Please find enclosed a copy of the Second Quarter Report to Shareholders 1999 to be filed under our exemption number 82-4624.

If you have any questions, please give me a call.

Yours truly,

AUR RESOURCES INC.

Kathy Noble

Kathy Noble
Assistant Secretary

Encl.

\kn

Aur RESOURCES INC.

REPORT TO SHAREHOLDERS - SECOND QUARTER 1999

Aur Resources Inc. continued its strong mine operating performance during the second quarter of 1999 and, despite continued low metal prices, generated $5.5 million of cash flow from operating activities and net earnings of $0.02 per share. Aur's low-cost Louvicourt and Andacollo mines, $90.1 million of working capital and debt-free status position the Company to benefit from any increases in metal prices.

Financial Highlights

Revenues were $26.0 million for the second quarter ended June 30, 1999 compared to $25.0 million for the same period in 1998. Cash flow from operating activities was $5.5 million in the quarter and working capital was $90.1 million at June 30th, after payment of $3.8 million ($0.05 per share) in dividends.

Net earnings for the three months ended June 30, 1999 were $1.5 million, equal to $0.02 per share, compared to $0.5 million for the same period in 1998.

For the six months ended June 30, 1999, net earnings were $2.1 million equal to $0.03 per share compared to $0.9 million or $0.01 per share in 1998. Cash flow from operating activities for the first six months of 1999 was $9.8 million, equal to $0.13 per share. Low copper prices, which averaged US$0.67 per pound in the second quarter of this year, continued to have an adverse impact on Aur's financial performance despite record low operating costs at its mines.

Production Highlights

Aur's metal production for the second quarter of 1999 was 19.9 million pounds of copper, 3.6 million pounds of zinc, 102,000 ounces of silver and 4,100 ounces of gold. Operating costs per pound of copper produced net of by-product credits and including all settlement adjustments and provisional pricing was US$0.42 in the second quarter, 13% lower than for the same period in 1998. Cash flow from mining operations for the first six months of 1999 was $11.1 million.

Louvicourt Mine

The Louvicourt Mine produced 37.4 million pounds of copper, 12.0 million pounds of zinc, 337,000 ounces of silver and 13,700 ounces of gold during the second quarter at a cash operating cost net of by-product credits of US$0.40 per pound of copper produced. Operating costs of $35.32 per tonne milled were 10% under budget. Capital expenditures of $1.8 million have been incurred at Louvicourt during the first half of 1999 and are on budget to total $4.7 million for the year. The Louvicourt Mine is a very efficient operation and is expected to meet or exceed its 1999 production and cost targets.

Aur
RESOURCES INC.

Andacollo Mine

The Andacollo Mine in Chile continued to operate efficiently in the second quarter of 1999 and produced 12.3 million pounds of high-quality cathode copper. Cash operating costs, including transportation and marketing, were US$0.46 per pound of copper produced, a record low for the Mine and 12% below budget. In May 1999, cathode copper from Andacollo received registration from the London Metal Exchange. The changeover from contract mining to owner-operated mining at Andacollo will be completed by August 2, 1999. Andacollo sold forward 5,000 tonnes of copper at an average price of US$0.75 per pound between August and December 1999. The Andacollo Mine is expected to continue to meet its production targets for the balance of 1999.

Exploration Work

Exploration work continues in Canada, in Nevada, U.S.A. and in Chile on Aur's portfolio of 100 mineral properties. The ANA copper prospect in Chile was acquired during the second quarter and drilling will take place beginning in August. In Val d'Or, exploration, including drilling, is in progress in the search for Louvicourt-type base metal deposits, while in Manitoba, field work, designed to identify new drill targets, is proceeding.

Year 2000

Aur has tested all of its hardware, software and processing control systems and confirmed that they are now Year 2000 compliant. All suppliers of critical goods and services have been contacted and have confirmed that they are either Year 2000 compliant or are actively working towards compliance before the end of 1999. As a contingency, however, Aur is developing plans to mitigate the risks associated with unforeseen power, spare part and inventory supply and other problems. These contingency plans are scheduled to be completed in the third quarter of 1999. Management expects Aur's Year 2000 compliance issues to be manageable. The expenses related to Aur's Year 2000 preparedness are not considered to be material and are charged to income in the period incurred.

On behalf of the Board,

James W. Gill
President and Chief Executive Officer

July 29, 1999

Aur RESOURCES INC.

PRODUCTION STATISTICS

	Three months ended June 30		Six months ended June 30	
	1999	1998	1999	1998
Aur's Share				
Copper (pounds)	19,850,000	17,664,000	38,487,000	33,642,000
Zinc (pounds)	3,601,000	3,466,000	7,004,000	5,713,000
Silver (ounces)	102,000	69,000	186,000	118,000
Gold (ounces)	4,100	2,400	7,600	4,300

Three months ended June 30

	Louvicourt Mine (100%)		**Andacollo Mine** (100%)	
	1999	1998	1999	1998
Ore processed (tonnes)	405,505	395,520	680,793	748,930
Grade Cu (%)	4.3	3.8	0.81	0.90
Grade Zn (%)	1.7	1.6	-	-
Grade Au (oz/t)	0.04	0.03	-	-
Grade Ag (oz/t)	1.13	0.87	-	-
Operating cost per pound of copper sold*	US$0.40	US$0.45	US$0.46	US$0.55

Six months ended June 30

	Louvicourt Mine (100%)		**Andacollo Mine** (100%)	
	1999	1998	1999	1998
Ore processed (tonnes)	808,790	785,592	1,274,673	1,474,696
Grade Cu (%)	4.2	3.5	0.83	0.90
Grade Zn (%)	1.7	1.4	-	-
Grade Au (oz/t)	0.04	0.03	-	-
Grade Ag (oz/t)	1.05	0.74	-	-
Operating cost per pound of copper sold*	US$0.42	US$0.49	US$0.47	US$0.56

* Costs include settlement adjustments, provisional pricing and are net of by-product credits.

Aur RESOURCES INC.

Consolidated Statements of Operations
(in thousands of Canadian dollars except earnings per share and number of shares)
(unaudited)

	Three months ended June 30		Six months ended June 30	
	1999	1998	1999	1998
	$	$	$	$
Revenues				
Mining	24,267	23,389	45,989	43,073
Interest	1,271	1,243	2,498	2,453
Other	436	360	1,041	860
	25,974	24,992	49,528	46,386
Expenses				
Mining	17,254	16,154	34,127	31,250
Other	73	579	147	1,207
Administration	1,398	1,616	2,652	2,596
Capital and business taxes	106	58	211	431
Depreciation and amortization	4,075	3,715	7,995	7,341
Foreign exchange and financing	569	1,863	898	1,803
Mineral properties and exploration costs written-off	-	-	2	-
	23,475	23,985	46,032	44,628
Earnings before taxes	2,499	1,007	3,496	1,758
Provision for taxes	964	519	1,435	893
Net earnings for the period	1,535	488	2,061	865
Earnings per share	0.02	0.00	0.03	0.01
Weighted number of shares for the period (000's)	75,170	75,336	75,170	75,336
Number of shares outstanding - end of period (000's)	75,170	75,375	75,170	75,375

Consolidated Statements of Retained Earnings
(in thousands of Canadian dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30	
	1999	1998	1999	1998
	$	$	$	$
Retained earnings – beginning of period	4,901	11,062	4,375	10,685
Net earnings for the period	1,535	488	2,061	865
	6,436	11,550	6,436	11,550
Dividends	(3,758)	(3,769)	(3,758)	(3,769)
Retained earnings - end of period	2,678	7,781	2,678	7,781

Aur RESOURCES INC.

Consolidated Balance Sheets

As at
(in thousands of Canadian dollars)
(unaudited)

	June 30 1999	December 31 1998
	$	$
Assets		
Current		
Cash	77,026	75,046
Smelter settlements receivable	11,057	9,974
Other receivables	1,580	884
Due from joint venture partner	3,313	3,445
Marketable securities (quoted market value $1,118; 1998 - $1,143)	1,118	1,143
Inventories and prepaid expenses	3,285	3,237
	97,379	93,729
Due from joint venture partner	12,424	14,640
Investments	8,410	8,410
Capital assets	158,002	163,906
	276,215	280,685
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	7,324	7,710
Long-term liabilities		
Obligation on acquisition of Andacollo	1,878	1,953
Future removal and site restoration liabilities	1,085	964
Deferred taxes	1,523	156
	11,810	10,783
Shareholders' equity		
Share capital	250,738	250,738
Contributed surplus	4,388	4,388
Cumulative translation adjustment	6,601	10,401
Retained earnings	2,678	4,375
	264,405	269,902
	276,215	280,685

Aur RESOURCES INC.

Consolidated Statements of Cash Flows (in thousands of Canadian dollars) (unaudited)	Three months ended June 30 1999	1998	Six months ended June 30 1999	1998
	$	$	$	$
Operating activities				
Net earnings for the period	1,535	488	2,061	865
Non-cash items -				
Depreciation and amortization	4,075	3,715	7,995	7,341
Mineral properties and exploration costs written-off	-	-	2	-
Deferred income taxes	929	493	1,366	800
Future removal and site restoration	74	90	121	140
Provision for marketable securities	-	267	-	702
Foreign exchange loss	317	1,102	601	1,134
Gain on sale of marketable securities	(32)	-	(32)	-
Loss (gain) on disposal of capital assets	(2)	-	(6)	20
	6,896	6,155	12,108	11,002
Net change in non-cash working capital items	(1,433)	(500)	(2,287)	(1,742)
	5,463	5,655	9,821	9,260
Financing activities				
Bank debt	-	1,632	-	49,905
Common shares issued for cash	-	-	-	1,264
Common shares purchased and cancelled	-	-	-	(191)
Dividends	(3,758)	(3,769)	(3,758)	(3,769)
	(3,758)	(2,137)	(3,758)	47,209
Investing activities				
Acquisition of investments	-	-	-	(484)
Due from joint venture partner	1,237	385	2,348	1,232
Mineral property and exploration costs	(1,128)	(857)	(2,081)	(1,672)
Mineral property option	-	-	(3,077)	-
Mine development and fixed asset acquisitions	(460)	(578)	(695)	(1,031)
Other capital asset acquisitions	(10)	-	(44)	-
Acquisition of marketable securities	-	(25,834)	-	(26,295)
Proceeds on sale of marketable securities	57	-	57	-
Proceeds on disposal of capital assets	6	-	10	-
	(298)	(26,884)	(3,482)	(28,250)
Foreign exchange loss on cash held in foreign currency	(317)	(1,102)	(601)	(1,134)
Increase (decrease) in cash for the period	1,090	(24,468)	1,980	27,085
Cash - beginning of period	75,936	126,273	75,046	74,720
Cash – end of period	77,026	101,805	77,026	101,805

Aur RESOURCES INC.

Segmented Information
For the three months ended June 30
(in thousands of Canadian dollars)
(unaudited)

1999	Louvicourt	Andacollo	Exploration	Corporate	Total
	$	$	$	$	$
Revenues					
Mining	15,381	8,886	-	-	24,267
Other	-	19	-	1,688	1,707
	15,381	8,905	-	1,688	25,974
Expenses					
Mining	11,182	6,072	-	-	17,254
Depreciation and amortization	1,467	2,538	50	20	4,075
Foreign exchange and financing costs	-	38	2	529	569
Other	-	-	136	1,441	1,577
	12,649	8,648	188	1,990	23,475
Earnings (loss) before taxes	2,732	257	(188)	(302)	2,499
Tax expense (benefit)	1,045	38	(34)	(85)	964
Net earnings (loss)	1,687	219	(154)	(217)	1,535
Capital expenditures	287	182	1,171	9	1,649

1998	Louvicourt	Andacollo	Exploration	Corporate	Total
	$	$	$	$	$
Revenues					
Mining	15,061	8,328	-	-	23,389
Other	-	59	-	1,544	1,603
	15,061	8,387	-	1,544	24,992
Expenses					
Mining	10,360	5,794	-	-	16,154
Depreciation and amortization	1,261	2,337	96	21	3,715
Foreign exchange and financing costs	-	78	-	1,785	1,863
Other	(2)	-	524	1,731	2,253
	11,619	8,209	620	3,537	23,985
Earnings (loss) before taxes	3,442	179	(620)	(1,994)	1,007
Tax expense (benefit)	1,317	26	(107)	(717)	519
Net earnings (loss)	2,125	153	(513)	(1,277)	488
Capital expenditures	465	34	857	815	2,171

Segmented Information
For the six months ended June 30
(in thousands of Canadian dollars)
(unaudited)

1999	Louvicourt	Andacollo	Exploration	Corporate	Total
	$	$	$	$	$
Revenues					
Mining	29,144	16,845	-	-	45,989
Other	1	147	-	3,391	3,539
	29,145	16,992	-	3,391	49,528
Expenses					
Mining	22,253	11,874	-	-	34,127
Depreciation and amortization	2,917	4,912	125	41	7,995
Foreign exchange and financing costs	-	83	2	813	898
Other	-	-	205	2,807	3,012
	25,170	16,869	332	3,661	46,032
Earnings (loss) before taxes	3,975	123	(332)	(270)	3,496
Tax expense (benefit)	1,521	18	(63)	(41)	1,435
Net earnings (loss)	2,454	105	(269)	(229)	2,061
Capital assets	25,539	(1)76,859	53,219	2,385	158,002
Capital expenditures	520	188	5,158	43	5,909

(1) Includes a $3,757 cumulative translation loss.

1998	Louvicourt	Andacollo	Exploration	Corporate	Total
	$	$	$	$	$
Revenues					
Mining	26,221	16,852	-	-	43,073
Other	-	156	-	3,157	3,313
	26,221	17,008	-	3,157	46,386
Expenses					
Mining	19,167	12,083	-	-	31,250
Depreciation and amortization	2,507	4,611	182	41	7,341
Foreign exchange and financing costs	-	142	-	1,661	1,803
Other	18	-	605	3,611	4,234
	21,692	16,836	787	5,313	44,628
Earnings (loss) before taxes	4,529	172	(787)	(2,156)	1,758
Tax expense (benefit)	1,733	25	(151)	(714)	893
Net earnings (loss)	2,796	147	(636)	(1,442)	865
Capital assets	29,956	(2)87,348	48,358	2,188	167,886
Capital expenditures	756	108	1,672	912	3,448

(2) Includes a $6,296 cumulative translation gain.

AUR RESOURCES INC.
1 Adelaide Street East
Suite 2501
Toronto, Ontario M5C 2V9
Tel (416) 362-2614
Fax (416) 367-0427

03 JUN 20 AM 7:21

June 21, 1999

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC
U.S.A., 20549

Dear Sirs,

Please find enclosed a copy of the First Quarter Report to Shareholders 1999 to be filed under our exemption number 82-4624.

If you have any questions, please give me a call.

Yours truly,

AUR RESOURCES INC.

Kathy Noble

Kathy Noble
Assistant Secretary

Encl.

\kn

Aur RESOURCES INC.

REPORT TO SHAREHOLDERS - FIRST QUARTER 1999

The first quarter of 1999 was a solid one for Aur Resources Inc. which, despite continued low metal prices, generated positive cash flow and modest earnings. The Louvicourt and Andacollo Mines once again achieved record low operating costs and steady progress was made on both the exploration and acquisition fronts.

Financial Highlights

Revenues were $23.6 million in the first quarter of 1999 compared to $21.4 million for the same period in 1998. The increased revenues were a consequence of higher copper production which more than offset low copper prices. Copper prices averaged US$0.64 per pound during the quarter by comparison with US$0.77 per pound during the first quarter of 1998.

Net earnings for the three months ended March 31, 1999 were $0.5 million equal to $0.01 per share, essentially unchanged from the first quarter of 1998.

Cash flow from operations was $4.4 million for the period compared to $3.6 million in the first quarter of 1998. Working capital increased by approximately $2.0 million to $88 million as at March 31, 1999.

Aur's metal production for the first quarter of 1999 was 18.6 million pounds of copper, 3.4 million pounds of zinc, 84,000 ounces of silver and 3,500 ounces of gold. Copper production increased 2.6 million pounds over 1998. For the balance of 1999, cash flow and earnings will be materially impacted by metal prices while operating performance at Louvicourt and Andacollo is expected to continue to meet or exceed the 1999 operating plan.

Aur will pay its second annual dividend of $0.05 per share on June 30, 1999 to shareholders of record on June 15, 1999.

Louvicourt Mine

The Louvicourt Mine produced 35.0 million pounds of copper and 11.3 million pounds of zinc during the first quarter at a record low cash operating cost (net of by-product credits), including all smelting and refining charges, of US$0.43 per pound of copper produced. Operating costs were $36.67 per tonne milled. Copper production was 14.6% ahead of plan for the quarter due to higher grades resulting from short-term changes to the scheduled mining sequence, which changes also resulted in a 27% reduction in zinc production for the period. Both copper and zinc production are expected to be essentially as budgeted for the year at 134 million and 49 million pounds, respectively. The Louvicourt Mine continues to operate efficiently, in full environmental compliance and has maintained its excellent safety record.

Aur RESOURCES INC.

Andacollo Mine

The Andacollo Mine produced 11.6 million pounds of high-quality cathode copper during the first quarter of 1999. Cash operating costs, including all transportation and marketing costs, were a record low US$0.48 per pound of copper produced, 12.8% better than budget. The Andacollo Mine continues to improve operating efficiencies, is in full environmental compliance and has maintained its excellent safety record.

On August 1, 1999, mining operations, which are currently carried out on a contract basis, will be conducted by Aur's own personnel. This change is expected to further reduce operating costs and increase the operating experience of the Andacollo team.

Exploration Work

Aur's $6.6 million 1999 exploration program is in progress with work being carried out on properties in Quebec, Manitoba and Nevada. An initial evaluation of the large copper resource at the Cerro Colorado project in Panama is expected to be completed this fall and the search for new copper-gold projects in Chile is in progress.

Acquisitions

The search for high-quality producing and/or development stage mining assets is ongoing. A number of potential acquisition opportunities have been identified and will be pursued in 1999.

Year 2000

Aur has tested all of its main hardware, software and processing control systems and confirmed that they are Year 2000 compliant. A detailed review of secondary systems is in progress and will be completed by mid-1999. All suppliers of critical goods and services have been contacted and have confirmed that they are either Year 2000 compliant or are actively working towards compliance before the end of 1999. As a contingency, however, Aur is developing plans to mitigate the risks associated with unforeseen power, spare part and inventory supply and other problems. These contingency plans are scheduled to be completed in the third quarter of 1999. Management expects Aur's Year 2000 compliance issues to be manageable. The associated expenses are not considered to be material and are charged to income in the period incurred.

On behalf of the Board,

James W. Gill
President and Chief Executive Officer

April 29, 1999

Aur RESOURCES INC.

PRODUCTION STATISTICS
For the three months ended March 31

Aur's Share	1999	1998
Copper (pounds)	18,637,000	15,978,000
Zinc (pounds)	3,403,000	2,247,000
Silver (ounces)	84,000	49,000
Gold (ounces)	3,500	2,000

	Louvicourt Mine (100%)		**Andacollo Mine (100%)**	
	1999	1998	1999	1998
Ore Processed (tonnes)	403,000	390,000	594,000	726,000
Grade Cu (%)	4.1	3.2	0.85	0.91
Grade Zn (%)	1.6	1.1	-	-
Grade Ag (oz/t)	0.98	0.61	-	-
Grade Au (oz/t)	0.04	0.02	-	-
Operating Cost per pound of copper sold*	US$0.43	US$0.57	US$0.48	US$0.58

* Costs include smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing and are net of by-product credits.

AUR RESOURCES INC.

Consolidated Statements of Operations

For the three months ended March 31
(in thousands of Canadian dollars, except earnings per share and number of shares)
(unaudited)

	1999	1998
	$	$
Revenues		
Mining	21,722	19,684
Interest	1,227	1,210
Other	605	500
	23,554	21,394
Expenses		
Mining	16,873	15,096
Other	74	568
Administration	1,254	980
Capital and business taxes	105	373
Depreciation and amortization	3,920	3,626
Foreign exchange and financing	329	-
Mineral properties and exploration costs written-off	2	-
	22,557	20,643
Earnings before income taxes	997	751
Provision for taxes	471	374
Net earnings for the period	526	377
Earnings per share	0.01	0.01
Weighted number of shares for the period	75,170,134	75,297,702
Number of shares outstanding - end of period	75,170,053	75,374,638

Consolidated Statements of Retained Earnings

For the three months ended March 31
(in thousands of Canadian dollars)
(unaudited)

	1999	1998
	$	$
Retained earnings - beginning of period	4,375	10,685
Net earnings for the period	526	377
Retained earnings - end of period	4,901	11,062

Aur RESOURCES INC.

Consolidated Balance Sheets

As at
(in thousands of Canadian dollars)
(unaudited)

	March 31 1999	December 31 1998
	$	$
Assets		
Current		
Cash	**75,936**	75,046
Smelter settlements receivable	**9,315**	9,974
Other receivables	**1,551**	884
Due from joint venture partner	**3,395**	3,445
Marketable securities (quoted market value $1,143; 1998 - $1,143)	**1,143**	1,143
Inventories and prepaid expenses	**3,342**	3,237
	94,682	93,729
Due from joint venture partner	**13,579**	14,640
Investments	**8,410**	8,410
Capital assets	**162,841**	163,906
	279,512	280,685
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	**6,997**	7,710
Long-term liabilities		
Obligation on acquisition of Andacollo	**1,925**	1,953
Future removal and site restoration liabilities	**1,011**	964
Deferred taxes	**593**	156
	10,526	10,783
Shareholders' equity		
Share capital	**250,738**	250,738
Contributed surplus	**4,388**	4,388
Cumulative translation adjustment	**8,959**	10,401
Retained earnings	**4,901**	4,375
	268,986	269,902
	279,512	280,685

Aur RESOURCES INC.

Consolidated Statements of Cash Flows
For the three months ended March 31
(in thousands of Canadian dollars)
(unaudited)

	1999	1998
	$	$
Operating activities		
Net earnings for the period	**526**	377
Non-cash items -		
Depreciation and amortization	**3,920**	3,626
Mineral properties and exploration costs written-off	**2**	-
Deferred income taxes	**437**	307
Future removal and site restoration	**47**	50
Provision for marketable securities	-	435
Foreign exchange loss	**284**	32
Loss (gain) on disposal of capital assets	**(4)**	20
	5,212	4,847
Net change in non-cash working capital items	**(854)**	(1,242)
	4,358	3,605
Financing activities		
Bank debt	-	48,273
Common shares purchased and cancelled	-	(191)
Common shares issued for cash	-	1,264
	-	49,346
Investing activities		
Acquisition of investments	-	(484)
Due from joint venture partner	**1,111**	847
Mineral property and exploration costs	**(953)**	(815)
Mineral property option	**(3,077)**	-
Mine development and fixed asset acquisitions	**(235)**	(356)
Other capital assets acquisitions	**(34)**	(97)
Acquisition of marketable securities	-	(461)
Proceeds on disposal of capital assets	**4**	-
	(3,184)	(1,366)
Foreign exchange loss on cash held in foreign currency	**(284)**	(32)
Increase in cash for the period	**890**	51,553
Cash - beginning of period	**75,046**	74,720
Cash – end of period	**75,936**	126,273

Aur RESOURCES INC.

Segmented Information
For the three months ended March 31
(in thousands of Canadian dollars)
(unaudited)

1999	Louvicourt	Andacollo	Exploration	Corporate	Total
	$	$	$	$	$
Revenues					
Mining	13,763	7,959	-	-	21,722
Other	1	128	-	1,703	1,832
	13,764	8,087	-	1,703	23,554
Expenses					
Mining	11,071	5,802	-	-	16,873
Depreciation and amortization	1,450	2,374	75	21	3,920
Foreign exchange and financing costs	-	45	-	284	329
Other expenses	-	-	69	1,366	1,435
	12,521	8,221	144	1,671	22,557
Earnings (loss) before taxes	1,243	(134)	(144)	32	997
Tax expense (benefit)	476	(20)	(29)	44	471
Net earnings (loss)	767	(114)	(115)	(12)	526
Capital assets	26,718	82,111*	51,627	2,385	162,841
Capital expenditures	233	6	3,987	34	4,260

* Includes a $1.4 million cumulative translation loss.

1998	Louvicourt	Andacollo	Exploration	Corporate	Total
	$	$	$	$	$
Revenues					
Mining	11,160	8,524	-	-	19,684
Other	-	97	-	1,613	1,710
	11,160	8,621	-	1,613	21,394
Expenses					
Mining	8,807	6,289	-	-	15,096
Depreciation and amortization	1,246	2,274	86	20	3,626
Foreign exchange and financing costs	-	-	-	(383)	(383)
Other expenses	20	65	81	2,138	2,304
	10,073	8,628	167	1,775	20,643
Earnings (loss) before taxes	1,087	(7)	(167)	(162)	751
Tax expense (benefit)	416	(1)	(44)	3	374
Net earnings (loss)	671	(6)	(123)	(165)	377
Capital assets	30,752	86,526*	47,277	2,495	167,050
Capital expenditures	291	74	815	97	1,277

* Includes a $3.2 million cumulative translation gain.

AUR RESOURCES INC.
1 Adelaide Street East
Suite 2501
Toronto, Ontario M5C 2V9
Tel (416) 362-2614
Fax (416) 367-0427

03 JUN 20 AM 7:21

March 15, 1999

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC
20549

Dear Sirs,

Please find enclosed copies of:

- our 1998 Annual Report in English;
- our Management Information Circular including the notice of meeting, and form of proxy in connection with our annual meeting to be held on April 29, 1999; and
- our Annual Information Form dated February 19, 1999

all to be filed under our exemption number 82-4624.

If you have any questions, please give me a call.

Yours truly,

AUR RESOURCES INC.

Kathy Noble

Kathy Noble
Assistant Secretary

Encl.

\kn

Aur Resources Inc.
Suite 2501
1 Adelaide Street East
Toronto, Ontario
M5C 2V9
Telephone: (416) 362-2614
Facsimile: (416) 367-0427

NOTICE OF
ANNUAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual Meeting (the "Meeting") of shareholders of Aur Resources Inc. (the "Corporation") will be held in the Essex Room, Sheraton Centre, 123 Queen Street West, Toronto, Ontario on

Thursday, April 29, 1999

at the hour of 4:30 o'clock in the afternoon, local time, for the following purposes:

1. to receive and consider the Annual Report, including the financial statements and the Auditors' Report thereon, for the year ended December 31, 1998;
2. to elect directors;
3. to appoint auditors and authorize the directors to fix the remuneration of the auditors; and
4. to transact such other business as may properly come before the Meeting or any adjournments thereof.

A copy of the said Reports, financial statements, an Information Circular and a form of proxy accompany this Notice.

The directors have fixed the close of business on the last business day before the Meeting (or any adjournment thereof) as the time before which proxies to be used at the Meeting (or any adjournment thereof) must be deposited with the Corporation or with Montreal Trust Company of Canada; provided, however, that proxies may also be deposited with the scrutineer(s) at the Meeting (or any adjournment thereof) prior to the time for voting.

DATED the 19th day of February, 1999

BY ORDER OF THE BOARD,

President and Chief Executive Officer

Shareholders are entitled to vote at the Meeting either in person or by proxy. If it is not your intention to be present at the Meeting, please exercise your right to vote by promptly signing, dating and returning the proxy in the envelope provided for that purpose.

INFORMATION CIRCULAR

Solicitation of Proxies

This Information Circular (the "Circular") is furnished in connection with the solicitation by the management of Aur Resources Inc. (the "Corporation") of proxies to be used at the Annual Meeting of shareholders of the Corporation (the "Meeting") to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally by management of the Corporation at nominal cost. The cost of any such solicitation by management will be borne by the Corporation.

The Corporation may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of voting shares of the Corporation (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this Circular, the Annual Report and form of proxy to the beneficial owners of such shares. The Corporation will provide, without cost to such persons, upon request to the Secretary of the Corporation, additional copies of the foregoing documents required for this purpose.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are directors and senior officers of the Corporation. A shareholder desiring to appoint some other person, who need not be a shareholder of the Corporation, to attend and act for him at the Meeting must do so either by inserting such person's name in the blank space provided in the instrument of proxy and striking out the names of the 3 persons specified or by completing another proper form of proxy and, in either case, delivering the completed proxy to the Corporation, Suite 2501, 1 Adelaide Street East, Toronto, Ontario, M5C 2V9 or to Montreal Trust Company of Canada, 151 Front Street West, 8th Floor, Toronto, Ontario, M5J 2N1 by the close of business on the last business day prior to the Meeting (or any adjournment thereof) or to the scrutineer(s) at the Meeting (or any adjournment thereof) prior to the time for voting.

A proxy given by a shareholder may be revoked, as to any motion on which a vote has not already been cast pursuant to the authority conferred by it, by instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation, Suite 2501, 1 Adelaide Street East, Toronto, Ontario, M5C 2V9 at any time up to and including the last business day preceding the day of the Meeting (or any adjournment thereof) at which the proxy is to be used or with the Chairman of the Meeting on the day of the Meeting (or any adjournment thereof), or in any other manner permitted by law.

Voting of Proxies

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted for the election of directors and for the appointment and remuneration of auditors, all as described in this Circular. The enclosed form of proxy confers discretionary authority upon the persons named therein to exercise their judgment and to vote with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date hereof, the management of the Corporation knows of no such amendments or variations or of any other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

Voting Shares and Principal Holders Thereof

On February 19, 1999, the Corporation had outstanding 75,170,134 common shares and 2,000,000 Class B shares, each carrying the right to one vote per share. Shareholders registered on the books of the Corporation (or their respective proxies) at the close of business on March 10, 1999 are entitled to vote at the Meeting, except to the extent that a registered shareholder transfers any of such shareholder's shares after March 10, 1999 and the transferee of such shares produces properly endorsed share certificates or otherwise establishes that such shareholder owns such shares and demands, not later than 10 days before the Meeting, that such shareholder's name be included in the list of shareholders entitled to vote at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, the only shareholder beneficially owning or exercising control or direction over greater than 10% of any class of the outstanding voting shares of the Corporation as at February 19, 1999 is its President and Chief Executive Officer, Dr. James W. Gill, 12 Courtwood Place, Toronto, Ontario, M2K 1Z9, who holds 1,728,516 common shares and 2,000,000 Class B shares, which comprise 2.3% and 100%, respectively, of such classes of shares.

Election of Directors

Under the articles of the Corporation, the board of directors may consist of a minimum of 3 members and a maximum of 12 members. The number of directors within such range is to be determined by the board of directors from time to time and is currently set at 8 directors. It is proposed that the persons named as nominees hereunder will be nominated at the Meeting. All directors are elected annually and all of the said nominees are presently directors of the Corporation. Unless such authority is withheld, the persons named in the enclosed form of proxy intend to vote for the election of the nominees whose names are set forth below. Management does not contemplate that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the next annual meeting or until his office is earlier vacated in accordance with the By-laws of the Corporation.

The following table and notes thereto state the names of all of the persons proposed to be nominated for election as directors, their principal occupation, the date on which each became a director of the Corporation and the number of shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as at February 19, 1999.

Name	*Principal Occupation*	*Director Since*	*Shares Owned* [1]
James W. Gill [2] Toronto, Ontario	President and Chief Executive Officer of the Corporation	Sept. 14, 1981	1,728,516 common 2,000,000 Class B
Norman B. Keevil Vancouver, British Columbia	President and Chief Executive Officer of Teck Corporation, a mining company	March 31, 1992	nil
William J.A. Kennedy [2] Grafton, Ontario	Consultant	March 20, 1984	nil
Martin Claude Lepage St. Lambert, Quebec	Barrister and Solicitor, Partner of Stikeman, Elliott	May 16, 1985	1,433 common
Peter McCarter Toronto, Ontario	Vice-President and Secretary of the Corporation	May 16, 1985	70,000 common
William J. Robertson Calgary, Alberta	Executive Vice-President and Chief Operating Officer of Agrium Inc., a fertilizer company	March 31, 1992	1,000 common
Howard R. Stockford Toronto, Ontario	Executive Vice-President of the Corporation	March 20, 1984	151,488 common
Leo J. Thibodeau [2] Windsor, Ontario	Retired Executive	Sept. 14, 1981	1,000 common

Notes:

(1) The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.

(2) Audit committee member. The Canada Business Corporations Act requires the Corporation to have an audit committee. The Corporation has no executive committee.

Corporate Governance

General

In February, 1995, The Toronto Stock Exchange Committee on Corporate Governance in Canada issued its final report (the "TSE Report") containing a series of guidelines (the "Guidelines") for corporate governance. The Guidelines (which are not mandatory) deal with the constitution of boards of directors and board committees, their functions, their independence from management and other matters relevant to the issue of corporate governance. "Corporate Governance" as used in the TSE Report means the process and structure used to direct and manage the business and affairs of a corporation with the objective of enhancing shareholder value. The Toronto Stock Exchange, as well as the Montreal Exchange, require that disclosure be made by each listed company of its corporate governance system with reference to the Guidelines. Accordingly, particulars of the Corporation's corporate governance system are set forth below.

Mandate of the Board

The board of directors of the Corporation has no specific mandate, its powers being plenary. Responsibilities not delegated to senior management or to a committee of the board remain those of the full board.

The TSE Report sets out a basic guideline for the boards of all corporations which is summarized in the TSE Report as follows:

"The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:

(i) *adoption of a strategic planning process;*

(ii) the identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks;

(iii) succession planning, including appointing, training and monitoring senior management;

(iv) a communications policy for the corporation; and

(v) the integrity of the corporation's internal control and management information systems."

The items enumerated above are included within what the board of directors of the Corporation considers to be its responsibilities. However, the board does not believe that it is appropriate for it to be involved in the day-to-day management and functioning of the Corporation. It expects that senior management will be responsible for the effective management of the Corporation, subject to the board's stewardship responsibilities. Given the board's overall stewardship responsibilities, the board expects management of the Corporation to meet the following key objectives:

(i) review on an ongoing basis the Corporation's near-term and long-term strategic plans and their implementation in all key areas of the Corporation's activities in light of, among other things, evolving industry and market conditions and with a view to maximizing shareholder value;

(ii) report, in a comprehensive, accurate and timely fashion, on the business and affairs of the Corporation generally, and on any specific matters that management considers to be of material or significant consequence for the Corporation and its shareholders and other stakeholders;

(iii) take timely action, make all appropriate decisions with respect to the Corporation's operations in accordance with all applicable legal and other requirements or obligations and within the framework of the corporate policies in effect and implement appropriate policies, procedures and processes to assure the highest level of conduct and integrity of the Corporation's management and of its employees; and

(iv) conduct a comprehensive annual budgeting process and monitor closely the Corporation's financial and operating performance in conjunction with the annual business plan approved by the board.

The Guidelines also state that the board of directors, together with the Corporation's Chief Executive Officer (the "CEO"), should develop position descriptions for the board and for the CEO, involving the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting.

There were seven meetings of the board of directors held during 1998. Meetings are scheduled at regular intervals and, as well, take place as required from time to time to consider material items of business which may arise in the interim for the Corporation.

The Guidelines further state that the board of directors of the Corporation, or a committee thereof, should assume responsibility for developing the Corporation's approach to governance issues, including the Corporation's response to the Guidelines. In the case of the Corporation, it is the board as a whole which currently assumes responsibility for corporate governance.

Composition of the Board

The Guidelines make it the responsibility of each board of directors to make a determination of the status of each of its members as related, unrelated, outside or inside, as such terms are defined or understood in the TSE Report. The directors of the Corporation have determined that the board is composed of five outside directors (i.e. directors who are not officers or employees of the Corporation) and three inside directors. The board has further determined that four of its outside directors are unrelated directors (i.e. a director who, among other things, "is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the corporation, other than interests and relationships arising from shareholding") while the other outside director would be considered to be a related director (due to the fact that a law firm of which such director is a partner provides legal services to the Corporation).

A related Guideline includes the recommendation that a majority of a board of directors should consist of unrelated directors. In the Corporation's case, as noted above, one-half of the directors are unrelated directors.

Three senior officers of the Corporation are also directors. The board believes that their extensive knowledge of the Corporation's business and affairs is beneficial to the other directors and their participation as directors contributes to the effectiveness of the board.

The Guidelines recommend that a board of directors form a committee composed exclusively of outside directors, a majority of whom are unrelated directors, which has the responsibility to propose to the board from time to time new nominees to the board and to develop and implement a process for assessing the effectiveness of the board and its committees and for assessing the contribution of each of the corporation's directors. Further, the Guidelines state that every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board. The board of directors of the Corporation has taken no action in response to these Guidelines as it believes that these recommendations are generally more appropriate for corporations of significantly larger size and complexity than the Corporation and which may have significantly larger boards of directors.

Another Guideline recommends that each board examine its size and, with a view to determining the impact of the number upon effectiveness, undertake, where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision making. The board of directors of the Corporation is of the view that seven to nine directors is the optimum number of members for the board at this time and hence no reduction is appropriate.

The Guidelines state that a board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management. The Guidelines further suggest that an appropriate structure would be to appoint an outside director as the Chairman of the board with responsibility to ensure that the board discharges its responsibilities or to assign this responsibility to a committee of the board or to a so-called "lead director". In the Corporation's case, the board believes that the knowledge, experience and qualifications of its outside directors are sufficient to ensure that the board can function independently of management and discharge its responsibilities, particularly given that the majority of the board is comprised of outside directors. The board is further of the view that the implementation of formal "structures and procedures to ensure that the

board can function independently of management" is generally more appropriate for corporations of significantly larger size and complexity than the Corporation and which may have significantly larger boards of directors.

A further Guideline states that the board should implement a system which enables an individual director to engage an outside advisor at the expense of the Corporation in the appropriate circumstances (subject to the approval of an appropriate committee of the board). In the Corporation's case, while the Corporation has not implemented a formal system in respect of the foregoing, the engagement of outside advisors for board members would be authorized on an ad-hoc basis by the board or by the CEO as and when circumstances so warrant.

The board of directors of the Corporation currently has two committees, being its audit committee and its compensation committee. The audit committee reviews the quarterly and annual financial statements of the Corporation and its responsibilities include monitoring the Corporation's internal accounting controls and information gathering systems. The Guidelines recommend that the audit committee should be made up of outside directors only. The Corporation's three member audit committee does not comply with this Guideline as one member of the audit committee is an inside director. The Guidelines recommend that other board committees should also be comprised of outside directors and the majority thereof should also be unrelated directors. All members of the compensation committee are outside directors, with two members also being unrelated directors. Accordingly, the composition of the compensation committee complies with this Guideline. The compensation committee and its functions are described under "Management Compensation".

Other Guidelines

The TSE Report recommends that boards review the adequacy and form of compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks of being an effective director. The compensation committee periodically reviews the compensation of the directors of the Corporation, with particular regard to the compensation of directors of comparable mining companies, and is satisfied that the current directors' compensation is appropriate (see also "Compensation of Directors").

The Guidelines also recommend that a board, together with the CEO, develop position descriptions for the board and for the CEO involving the definition of the limits of management's responsibilities. The board of directors of the Corporation believes that formulating position descriptions for board members is perhaps generally more appropriate for corporations of significantly larger size and complexity than the Corporation and which may have significantly larger boards of directors. (The TSE Report also states that the board of directors of a corporation should be less concerned with transactions and more concerned with the systems which support the board's direction of the corporation's business, noting, however, that the foregoing may be less true for smaller companies where individual transactions still loom large in relative importance.) With respect to management's responsibilities, generally, any matters of substance to the Corporation are submitted to the board of directors of the Corporation for, and are subject to, its approval. In addition, the Guidelines suggest that the board or a committee thereof develop the corporate objectives which the CEO is responsible for meeting. The specific corporate objectives which the CEO is responsible for meeting (aside from the overall objective of enhancing shareholder value) are, in the Corporation's case, typically related to the advancement, growth, management and financing of the Corporation and its mining operations and projects and matters ancillary thereto.

Management Compensation

Compensation of Executive Officers

The following table sets forth the compensation earned by the Corporation's CEO and each of the Corporation's four most highly compensated executive officers (referred to collectively with the CEO as the "named executives") during the years ended December 31, 1998, 1997 and 1996:

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation		Long Term Compensation	All Other Compensation($)
		Salary($)	Bonus($)[1]	Securities under Options Granted[2]	
James W. Gill *President and Chief Executive Officer*	1998 1997 1996	510,513 486,203 463,050	50,000 – 100,000	183,334 – 50,000	
Howard R. Stockford *Executive Vice-President*	1998 1997 1996	425,427 405,169 385,875	35,000 – 25,000	55,556 – 50,000	
Peter McCarter *Vice-President and Secretary*	1998 1997 1996	316,032 300,983 286,650	– – 75,000	55,556 – –	
David J. Libby *Vice-President, Mining Operations*	1998 1997 1996	275,000 260,000 247,500	5,000 25,000 75,000	5,556 – –	
Ronald P. Gagel *Vice-President and Chief Financial Officer*	1998 1997 1996	235,000 200,000 162,500	40,000 35,000 75,000	5,556 – –	9,000[3] 8,000[3] 6,500[3]

Notes:

(1) Reflects bonuses awarded in respect of the named executive's performance during the indicated year and paid to the named executive subsequent to year end.

(2) Comprised of options to purchase common shares of the Corporation granted in the relevant year. Also see "Stock Option Plan and Stock Options".

(3) Consists of contributions to a defined contribution pension plan.

(4) The value of perquisites and other personal benefits for each named executive is less than 10% of total annual salary and bonus of such executive.

Compensation of Directors

Each director of the Corporation receives, unless he is also a full-time employee of the Corporation, a fee of $10,000 per year for serving as a director of the Corporation as well as fees of $1,000 for each directors' and committee meeting attended in person and $500 for each such meeting attended by conference telephone. Directors are further reimbursed for their out-of-pocket expenses incurred in attending directors' and committee meetings. Directors are also eligible to be granted stock options under the Corporation's Stock Option Plan and, as at December 31, 1998, non-officer directors held options to purchase an aggregate of 500,000 common shares of the Corporation (see "Stock Option Plan and Stock Options").

Directors' and Officers' Liability Insurance

The Corporation maintains directors' and officers' liability and corporate reimbursement insurance with a $20,000,000 annual and per occurrence limit at an annual premium for the 12 months ended May 1, 1999 of $24,375. Generally, under this insurance, the Corporation would be reimbursed for payments made under corporate indemnity provisions on behalf of its

directors and officers and individual directors and officers would be reimbursed for losses arising during the performance of their duties for which they are not indemnified by the Corporation. Excluded from coverage are illegal acts and those acts which result in personal profit. The corporate reimbursement deductible under the policy is $25,000.

Employment Contracts

The Corporation has employment agreements with three named executives, Messrs. Gill, McCarter and Stockford. Each agreement provides for an indefinite term of service and for minimum annual salary increments for the relevant executives. Further, each such executive is entitled to receive an amount equal to three times his then current salary (excluding bonuses) in the event of the termination of his employment by the Corporation (except for cause or voluntary resignation or retirement) or under circumstances where such executive's job functions, duties and/or responsibilities cease to be those presently undertaken by such executive. As well, upon any such termination, other non-salary benefits, including health benefits and the retention of stock options, continue for a period of 36 months following termination. There are no termination rights provided under the agreements to the relevant executives upon any change of control of the Corporation.

Stock Option Plan and Stock Options

The Corporation has in effect a Stock Option Plan (the "Plan") in order to provide effective incentives to directors, officers and senior management personnel of the Corporation and to enable the Corporation to attract and retain experienced and qualified individuals in those positions by permitting such individuals to directly participate in an increase in per share value created for the Corporation's shareholders. Options under the Plan are typically granted in such numbers as reflect the level of responsibility of the particular optionee and his or her contribution to the business and activities of the Corporation. Options granted under the Plan typically have a five year term and are typically made cumulatively exercisable by the holders thereof as to a proportionate part of the aggregate number of shares subject to the option over a specified term. Options are not assignable and, except in certain specified circumstances, terminate upon the optionee ceasing to be employed by or associated with the Corporation. The terms of the Plan further provide that the price at which shares may be issued under the Plan cannot be less than the current market price of the shares when the relevant options are granted. As at December 31, 1998, 4,504,222 common shares are issuable pursuant to unexercised options granted to such date under the Plan and options to purchase a further 3,031,064 common shares remain grantable under the Plan.

Incentives to participants under the Plan may also be provided by the granting of stock appreciation rights. Stock appreciation rights, which would be attached to a stock option, entitle a participant in the Plan to elect, in lieu of exercising an outstanding stock option, to receive the number of shares of the Corporation equivalent in value to the difference between his or her option exercise price and the then existing market value of the common shares of the Corporation multiplied by the number of shares over which he or she could otherwise exercise his or her option. The Plan further permits the Corporation to loan monies to participants in the Plan for purposes of funding the exercise of options or other purchases of shares of the Corporation.

The following table sets forth the particulars of individual grants of options to purchase common shares of the Corporation made under the Plan during 1998 to the named executives:

Name	Share Options Granted(#)	% of Total Options Granted to Employees in the Year	Exercise Price ($/Share)	Market Value of Shares Underlying Options on the Date of Grant ($/Share)	Expiration Date
James W. Gill	183,334	32%	3.38	3.38	February 12, 2003
Howard R. Stockford	55,556	10%	3.38	3.38	February 12, 2003
Peter McCarter	55,556	10%	3.38	3.38	February 12, 2003
David J. Libby	5,556	1%	3.38	3.38	February 12, 2003
Ronald P. Gagel	5,556	1%	3.38	3.38	February 12, 2003

The following table sets forth particulars concerning exercises of options during 1998 by each of the named executives and the fiscal year-end value of unexercised options held by the named executives:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized[1] ($)	Unexercised Options at Year-end (#) (Exercisable/Unexercisable)	Value of Unexercised in-the-Money Options at Year-end ($) (Exercisable/Unexercisable)
James W. Gill	300,000	90,000	408,333 / 91,667	nil / nil
Howard R. Stockford	100,000	33,000	322,222 / 27,778	nil / nil
Peter McCarter	nil	nil	272,222 / 27,778	nil / nil
David J. Libby	nil	nil	169,444 / 5,556	nil / nil
Ronald P. Gagel	nil	nil	200,000 / nil	nil / nil

Notes:

(1) Calculated as being the closing market price of the common shares of the Corporation on the date prior to the exercise date less the per share exercise price of the relevant options times the number of shares involved.

Composition of the Compensation Committee

The Compensation Committee of the board of directors of the Corporation consists of Mr. Claude Lepage, the Chairman of the Committee, Mr. William Kennedy and Mr. Leo Thibodeau.

Report of the Compensation Committee

The Compensation Committee of the board of directors is responsible for making recommendations to the board with respect to the compensation of the executive officers of the Corporation as well as with respect to the Corporation's stock option, pension and other employee benefit plans. The board (exclusive of the officers of the Corporation who are also members of the board) reviews such recommendations and is responsible for ultimately determining executive compensation. The Committee meets annually in respect of the setting of the compensation of the executive officers of the Corporation and otherwise as required with respect to matters involving the Corporation's stock option, pension and other employee benefit plans.

Generally, compensation is provided by the Corporation to its executive officers, including its CEO, by way of salary, cash bonuses and the granting of stock options under the Plan. The overall objective adopted by the Committee is to ensure that executive compensation is fair and reasonable and sufficient to attract and retain qualified and experienced executives. In the case of the three executive officers who have employment contracts with the Corporation, which includes the CEO, certain minimum base salary compensation is prescribed under those contracts, such compensation being initially established under those contracts having regard to the foregoing objective. There are no specific factors utilized by the Committee in setting the various components of the overall compensation of the executive officers of the Corporation, including the CEO.

In terms of the setting of salaries and bonuses, the Committee reviews and considers comparisons of executive compensation for other companies operating in the mining industry. However, the Committee views the growth and development of the Corporation over the preceding year and specific initiatives undertaken in the year that promote the growth and progress of the Corporation and the enhancement of shareholder value to be more relevant than comparisons with executive compensation in the mining industry generally, particularly in respect of the compensation of the CEO and the granting of bonuses. There are no specific performance targets or quantitative or qualitative measures applied by the Committee assessing the appropriate levels of compensation; however, the Committee has particular regard for the recommendations of the CEO in respect of the compensation of the other executive officers of the Corporation.

Given the cyclical nature of the mining industry and the particular impact that external factors beyond the control of the Corporation have on the Corporation, such as metal prices and exchange rates, it is considered that a fixed system of specific performance-based bonuses could create more inequity than benefit. Bonuses over established salary have thus been limited to a flexible ad hoc reward given to recognize deserving individual performance or initiatives undertaken in respect of operations or activities falling within the responsibility of the particular executive officer.

The Committee is of the view that stock options are a particularly appropriate method of providing long-term incentives for senior executives of the Corporation given that benefits thereunder come only when shareholders at large also generally benefit, thereby aligning the interests of the executives and the shareholders in general. Achieving desirable shareholder return over a sustained period of time requires not only management's attention to the day-to-day operations of the Corporation but also to a number of financial and non-financial strategic elements and corporate initiatives that impact shareholder return in both the short-term and long-term. On an ongoing basis, the Committee believes that stock options promote a high correlation between the level of overall executive compensation and the return to shareholders through appreciation in share price.

William Kennedy *Claude Lepage* *Leo Thibodeau*

Performance Graph

The adjacent table compares the total cumulative shareholder return (including reinvestment of dividends) for $100 invested in the common shares of the Corporation on January 1, 1994 with the TSE 300 Total Return Index and the TSE Metals & Minerals Total Return Index over the five succeeding years:

Comparison of 5 Year Total Common Shareholders' Return



DOLLARS
Aur Common Shares
TSE 300 Total Return Index
TSE Metals & Minerals Total Return Index
200
150
100
50
0

For the years	1993	1994	1995	1996	1997	1998
Aur Common Shares	100	76	117	139	60	46
TSE 300 Total Return Index	100	100	114	147	169	166
TSE Metals & Minerals Total Return Index	100	120	145	157	116	95

The adjacent table compares the total cumulative shareholder return (including reinvestment of dividends) for $100 invested in the common shares of the Corporation on January 1, 1989 with the TSE 300 Total Return Index and the TSE Metals & Minerals Total Return Index over the ten succeeding years:

Comparison of 10 Year Total Common Shareholders' Return



DOLLARS
Aur Common Shares
TSE 300 Total Return Index
TSE Metals & Minerals Total Return Index
400
300
200
100
0

For the years	1988	1989	1990	1991	1992	1993	1994	1995	1996	1997	1998
Aur Common Shares	100	387	194	153	168	332	251	390	462	198	153
TSE 300 Total Return Index	100	121	103	116	114	151	151	173	222	255	251
TSE Metals & Minerals Total Return Index	100	107	92	104	102	130	156	188	203	150	123

Defined Benefit or Actuarial Pension Plans

Four named executives, Messrs. Gill, Libby, McCarter and Stockford, each participate in a registered pension plan and a supplementary pension plan. (The remaining employees of the Corporation participate in a defined contribution pension plan.) The aggregate benefit provided by these plans for each participating executive is calculated as 2% multiplied by years of credited service multiplied by the average of the highest five years of base salary. There is no reduction of the pension for early retirement after age 60 nor is there any deduction for social security or other benefits.

Pension Plan Table

Estimated Total Annual Benefit on Retirement

Pensionable Earnings	Years of Credited Service[1]				
	15	20	25	30	35
125,000	37,500	50,000	62,500	75,000	87,500
150,000	45,000	60,000	75,000	90,000	105,000
175,000	52,500	70,000	87,500	105,000	122,500
200,000	60,000	80,000	100,000	120,000	140,000
225,000	67,500	90,000	112,500	135,000	157,500
250,000	75,000	100,000	125,000	150,000	175,000
300,000	90,000	120,000	150,000	180,000	210,000
400,000	120,000	160,000	200,000	240,000	280,000
500,000	150,000	200,000	250,000	300,000	350,000
600,000	180,000	240,000	300,000	360,000	420,000

Notes:

(1) Credited service as of December 31, 1998, rounded to the nearest number of years, is: J. Gill-27, D. Libby-5, P. McCarter-19 and H. Stockford-17.

Appointment of Auditors

Unless such authority is withheld, the persons named in the enclosed proxy intend to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, Toronto, as auditors of the Corporation to hold office until the next annual meeting of shareholders and to authorize the directors to fix the remuneration of PricewaterhouseCoopers LLP as the auditors.

General

Management is not aware of any other matters which are to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any matters other than those referred to herein should be presented at the Meeting, the persons named in the enclosed proxy are authorized to vote the shares represented by the proxy in accordance with their best judgment. The contents and sending of this Circular have been approved by the board of directors of the Corporation.

The Corporation annually files an Annual Information Form with the various provincial securities commissions and administrators across Canada and a copy of the Corporation's Annual Information Form dated February 19, 1999, its comparative financial statements for its year ended December 31, 1998, together with the auditors' report thereon, its subsequent interim financial statements and this Circular may be obtained from the Secretary of the Corporation upon request.

By order of the Board of Directors

James W. Gill
President and Chief Executive Officer

Toronto, Ontario
February 19, 1999

Aur Resources Inc.

PROXY, Solicited by Management for the Annual Meeting of Shareholders to be held on Thursday, April 29, 1999

The undersigned shareholder of Aur Resources Inc. (the "Corporation") hereby appoints James W. Gill, President, or failing him, Howard R. Stockford, Executive Vice-President, or failing him, Peter McCarter, Secretary, or instead of any of the foregoing,

. . . .

as proxy for the undersigned with power of substitution, to attend, vote and act for the undersigned at the Annual Meeting of shareholders of the Corporation to be held on Thursday, April 29, 1999, and at any adjournments thereof and, without limiting the general authorization and power hereby given, hereby directs that the shares of the Corporation registered in the name of the undersigned be:

(a) VOTED ☐ or WITHHELD FROM VOTING ☐ in the election of directors;

(b) VOTED ☐ or WITHHELD FROM VOTING ☐ in the appointment of auditors and the authorization of the directors to fix the remuneration of the auditors; and

(c) Voted, in the discretion of the proxy, on amendments or variations to matters identified in the Notice of Meeting and on such other matters as may properly come before the meeting.

The shares represented by this proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. If no specification is made in items (a) and/or (b) above, the shares represented by this proxy will be voted.

The undersigned hereby revokes any proxies previously given.

DATED this . . . . day of . . . . , 1999

. . . .

Signature of Shareholder

NOTES:

1. EACH SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT FOR HIM AT THE MEETING OTHER THAN THE PERSONS SPECIFIED ABOVE. Such right may be exercised by striking out the names of the 3 specified persons and by inserting in the blank space provided the name of the person to be appointed, who need not be a shareholder of the Corporation.
2. If the form of proxy is not dated, it will be deemed to bear the date on which it is mailed to the shareholder.

AUR RESOURCES INC.

ANNUAL INFORMATION FORM

February 19, 1999

TABLE OF CONTENTS

THE COMPANY

Aur is a Canadian company active in the acquisition, exploration, development and mining of mineral properties. Its principal assets consist of its 30% interest in the Louvicourt copper-zinc-silver-gold mine near Val d'Or, Quebec, its 70% interest in the Andacollo copper mine in Chile, its portfolio of exploration properties located principally in northwestern Quebec and in central Manitoba and Saskatchewan and its working capital of approximately $86 million as at December 31, 1998.

Aur was incorporated under the Canada Business Corporations Act (the "CBCA") by articles of incorporation on September 14, 1981. By articles of amendment dated March 28, 1983, June 17, 1985, April 21, 1990 and April 24, 1991, the articles of Aur were amended to, among other things, create Aur's current capitalization. In 1985, Aur merged with Brominco Inc., then a 57% owned subsidiary of Aur. On January 1, 1997, Aur merged with 46.2% owned Canada Tungsten Inc. pursuant to a plan of arrangement carried out under the CBCA.

The principal direct and indirect subsidiaries of Aur consist of the following:

Subsidiary	Jurisdiction of Incorporation	Voting Equity Owned
Aur Resources (USA) Inc.	Delaware	100%
Aurcay Holdings Inc.	Cayman Islands	100%
Aurcay Inc.	Cayman Islands	100%
Patcay Inc.	Cayman Islands	100%
Canada Tungsten (Cayman) Inc.	Cayman Islands	100%
Compañía Minera Carmen de Andacollo	Chile	63%
Aur Resources Chile Limitada	Chile	100%

Unless the context otherwise requires, references herein to "Aur" may include, collectively or individually, one or more of the direct or indirect subsidiaries of Aur.

Aur's executive and registered office is located at Suite 2501, 1 Adelaide Street East, Toronto, Ontario, M5C 2V9 (telephone: (416) 362-2614; fax: (416) 367-0427; e-mail: info@aurresources.com).

As at December 31, 1998, Aur's staff consisted of approximately 500 people, including the personnel employed by Aur's subsidiaries.

BUSINESS OF THE COMPANY

Louvicourt Mine

Property Interests and Location

The Louvicourt property consists of an 1,800 metre by 1,900 metre area (845 acres) held under various mining leases and mining claims.

The operation of the Louvicourt property is governed by a joint venture agreement between Aur, Teck Corporation ("Teck") and Novicourt Inc. ("Novicourt"), an indirect subsidiary of Noranda Inc. Aur holds a 30% interest in the joint venture, with Teck and Novicourt holding 25% and 45% interests therein, respectively. Aur is the operator of the joint venture.

The property is located in Louvicourt Township approximately 24 kilometres east of Val d'Or, Quebec by road off provincial highway # 117.

Geology and Reserves

The Louvicourt deposit, which was discovered by Aur in 1989, lies within a 1.5 kilometre wide unit of felsic volcanic rocks of the Val d'Or Formation that hosts numerous copper-zinc massive sulphide occurrences. The property includes the Louvicourt copper-zinc-silver-gold deposit, the up and down dip projection of such deposit and an area along strike both to the east and west of the area of the deposit.

The Louvicourt deposit has a strike length of approximately 350 metres a dip of 68°-85° and is comprised of a number of folded sulphide zones. These zones have individual thicknesses ranging from 3 metres to 90 metres. It is believed that the sulphide zones represent sulphides deposited on one or two stratigraphic horizons which have subsequently been folded to yield a series of semi-massive to massive sulphide zones accompanied by zones of stringer chalcopyrite and/or disseminated pyrite mineralization. The sulphide zones consist primarily of pyrite, chalcopyrite and sphalerite with variable amounts of non-sulphide material.

The following are the proven and probable reserves at the Louvicourt mine as calculated by Aur as at December 31 in the indicated year:

1997

	Tonnes	Cu%	Zn%	Ag g/tonne	Au g/tonne
Proven[(1)]	6,255,246	3.70	1.68	28.92	0.93
Probable[(2)]	4,444,216	3.16	1.46	25.28	0.76
Total	10,669,462	3.48	1.59	27.41	0.86

1998

	Tonnes	Cu%	Zn%	Ag g/tonne	Au g/tonne
Proven[(1)]	5,483,565	3.86	1.62	28.88	0.92
Probable[(2)]	3,037,818	3.00	1.77	27.45	0.83
Total	8,521,383	3.56	1.69	28.47	0.89

Notes:

(1) Proven reserves are reserves which have been developed for mining and which are generally within 15 metres of diamond drill intersections.

(2) Probable reserves are reserves in which little or no development has been carried out and which have been drill tested by more widely spaced holes, generally about 30 metres apart.

The above reserves were calculated utilizing a 2% copper equivalent cut-off grade and a dilution factor of 7% for primary stope ore and 13% for secondary stope ore. The above reserves, as at December 31, 1998, represent approximately 6.5 years of production at the projected steady state mining rate of approximately 4,300 tonnes per day.

During 1998, a total of 1,601,431 tonnes of ore was mined and milled while an additional 546,648 tonnes were removed from reserves following definition drilling and re-evaluation.

In addition to the proven and probable reserves referred to above, Aur has also calculated an undiluted indicated and inferred resource between surface and the 985 meter level at the Louvicourt mine of 5.1 million tonnes at a grade of 2.4% copper, 1.7% zinc, 26.0 grams/tonne silver and 0.77 grams/tonne gold. This resource was calculated utilizing a 1% copper equivalent cut-off grade.

Potential also exists for the discovery of new sulphide lenses on the Louvicourt property outside the area of the existing reserves. During 1998, approximately $950,000 was spent on underground exploration at the Louvicourt mine including 13,450 metres of diamond drilling to the east and west of the existing reserves. While no new economically viable sulphide deposits were identified by this work, these areas continue to have the potential to host such deposits. Underground exploration will continue to be carried out in 1999 at an estimated cost of $1.4 million and will include approximately 16,700 metres of diamond drilling with associated pulse EM surveys. Most of this work will be directed towards the most promising areas to the east, west and below the existing reserves.

Metallurgy

The Louvicourt deposit consists of volcanogenic massive, stringer and disseminated sulphides of copper (chalcopyrite), zinc (sphalerite) and iron (pyrite) with associated economically significant gold and silver mineralization.

The copper and zinc sulphides are relatively coarse grained and can be readily concentrated to saleable concentrates using standard flotation circuits. The gold and silver report to the copper concentrates and provide significant precious metal revenues to the project after smelting. The concentrates have no impurities which currently cause smelter penalties to be incurred.

Underground and Surface Facilities

Access to the deposit is provided via a circular concrete lined shaft sunk to a depth of 945 metres in the footwall of the deposit. Provision for future shaft deepening has been made in the shaft design. Lateral development is generally 4.9 metres wide and 4.3 metres high. An internal ramp connects all underground levels between the 475 and 860 metre levels. A twin ore pass system gravity feeds ore into a primary crusher located on the 900 metre level which feeds to a 3,500 tonne storage bin for hoisting to surface. Mine equipment is trackless utilizing diesel and electrical power. Paste backfill is utilized to achieve a competent fill wall for pillar recovery, to assist in regional ground support and to reduce the volume of tailings required to be stored on surface.

Mining operations are conducted on a 7 days-per-week basis.

Surface facilities at the Louvicourt minesite principally consist of a concentrator to produce concentrate for smelting and refining, headframe and hoisthouse, paste backfill plant, office and dry facilities, warehousing, electrical and mechanical buildings. Additional surface facilities include maintenance shops, a security gatehouse, a fuel storage facility, and natural gas receiving facility for underground air heating.

The production shaft headframe is 73 metres in height and houses an auxiliary service hoist, a 6,000 tonne ore bin and a 1,000 tonne waste bin. The hoisthouse building houses the production hoist, a service hoist and the electrical services, compressors and emergency power generators.

Ore is transported by conveyor from the headframe ore bin to the grinding circuit in the concentrator.

The concentrator is located adjacent to the production shaft. This facility is a standard differential flotation mill comprised of a grinding section, with a semi-autogenous (SAG) mill in closed circuit with a vibrating screen and a ball mill in closed circuit with a cyclone pack, a flotation section with copper and zinc circuits, regrind mills and concentrate thickeners. The thickened concentrates are dewatered using pressure filters and then stockpiled in a storage shed prior to loading onto rail cars for shipment to a smelter. The concentrator treats ore on a 7 days-per-week basis.

A submerged tailings pond has been constructed to confine the tailings which, unless submerged, would be acid generating due to their iron sulphide content. Submerging the tailings inhibits oxidation of the sulphides, and hence acid generation, by reducing the oxygen supply. The tailings pond site is located 9.5 kilometres northwest of the concentrator and is held under a surface lease. Thickened tailings not placed underground as backfill are pumped as a slurry via pipeline from the concentrator to the tailings pond.

Fresh water is supplied by wells drilled into the esker adjacent to the minesite. Water requirements for the concentrator are largely supplied by recirculation of mill effluent so that the concentrator is operated to the extent

possible with recycled water. Electrical power is supplied from the nearby Hydro Quebec power grid.

Approximately 290 persons are employed at the site. The employees are not unionized.

Mine Plan and Concentrate Production

Commercial production was attained at the Louvicourt mine during January, 1995, with the full production rate of 4,000 tonnes per day being achieved during June, 1995, employing blast hole stoping with backfilling. In 1996, the production rate was increased to its current rate of 4,300 tonnes per day.

A total of 1,601,431 tonnes of ore was milled during 1998. The average head grade of ore mined and milled was 3.6% copper, 1.4% zinc, 25.1 g/tonne silver and 0.84 g/tonne gold, with a copper recovery of 96.9% to a 28.5% copper concentrate and a zinc recovery of 80.4% to a 56.0% zinc concentrate. Gold recoveries were 72.6% and silver recoveries were 68.8%. Concentrate production in 1998 totalled 195,842 tonnes of copper concentrate and 33,215 tonnes of zinc concentrate.

A total of 1.57 million tonnes of ore is scheduled to be milled under the 1999 mine plan. The average head grade of ore to be mined and milled is scheduled at 4.0% copper, 1.8% zinc, 28.6 g/tonne silver and 1.09 g/tonne gold, with a copper recovery of 96.7% to a 28.5% copper concentrate and a zinc recovery of 79.2% to a 56.6% zinc concentrate. The 1999 mine plan estimates a gold recovery of 70.5% and a silver recovery of 69.7%. Concentrate production in 1999 is estimated to total 212,935 tonnes of copper concentrate and 39,522 tonnes of zinc concentrate.

Concentrate Sales Agreements

Pursuant to a sale agreement with Noranda Metallurgy Inc. ("Noranda"), Aur and Teck have jointly agreed to sell to Noranda their share of the copper concentrates produced from the Louvicourt mine for up to an 8 year period. Aur/Teck are, however, entitled to retain an aggregate minimum of 20,000 tonnes and an aggregate maximum of 40,000 tonnes of copper concentrates per year to sell or have processed elsewhere. The concentrates are shipped to the Horne smelter in Rouyn, Quebec approximately 125 km from the minesite. The prices to be paid for copper, gold and silver contained in such concentrates are based on London Metal Exchange ("LME") and London Bullion Exchange quotations. Treatment and refining charges are adjusted annually based on changes in such charges by Japanese smelters for concentrates of similar quality and quantity. Aur/Teck have the right, upon giving six months prior notice, to terminate the agreement on or after August 3, 1999 in which case Noranda would have a right of first refusal until August 3, 2002 to purchase or process up to 60% of the Aur/Teck share of copper concentrates produced from the mine.

Noranda also has a right of first refusal to purchase or process, as the case may be, 50% of the Aur/Teck share of zinc concentrates produced from the Louvicourt mine until August 3, 2002. The Aur/Teck share of the zinc concentrates is currently sold to Noranda's subsidiary, Canadian Electrolytic Zinc

Limited, and smelted at its smelter in Valleyfield, Quebec. The price paid for the zinc contained in such concentrates is based on LME quotations.

Operating Costs and Capital Expenditures

The average operating cost (before depreciation and amortization charges and smelting, refining and transportation costs) at the Louvicourt mine during 1998 was $36.67 per tonne of ore milled. Capital expenditures for 1998 were $4.93 million.

For 1999, the average operating cost is estimated to be $36.77 per tonne of ore milled. Capital expenditures for 1999 are estimated to be $4.7 million.

Andacollo Mine

Ownership Interests

The Andacollo property is owned by a Chilean private company, Compañía Minera Carmen de Andacollo ("CDA"). Aur, through Canada Tungsten (Cayman) Inc., owns 70% of the Series A shares of CDA, with Compañía Minera del Pacifico S.A. ("CMP"), a Chilean mining enterprise, owning the remaining 30% of the Series A shares. Empresa Nacional de Minería ("ENAMI"), a Chilean government entity, holds 100% of the Series B shares of CDA. Aur and CMP, as the owners of all the Series A shares of CDA, were responsible for providing, on a 70:30 basis, 100% of the funds required to develop and bring the Andacollo deposit into commercial production. The Series B shares of CDA are voting, are equal in number to 10% of the number of Series A shares and carry dividends equal in value per share to those payable on the Series A shares (and thereby, in essence, provide ENAMI with the equivalent of a 10% net profits interest in the Andacollo project after payback by CDA of all debt incurred to put the deposit into production).

Aur acquired its Series A shares of CDA in 1995 from ENAMI and Compañía Minera Nacional Limitada for an aggregate purchase price of US$3,290,000, of which US$1,960,000 remains payable in 8 equal annual installments of US$245,000, payable by November 30 in each of the years 1999-2006.

Property Interests and Location

CDA owns the exploration and exploitation rights over approximately 206 square kilometres of land in the general area of the Andacollo deposit. In addition, CDA owns the surface rights over approximately 21 square kilometres of land in the immediate area of the deposit.

The Andacollo property is located in Coquimbo Province, Region IV in central Chile. The site is adjacent to the town of Andacollo, approximately 55 km southeast of the city of La Serena and 350 km north of Santiago, the capital of Chile. This area lies at the southern limit of the Atacama Desert among northerly trending valleys bounded by low rolling foothills of the Andes at an elevation of approximately 1,000 metres. The climate around Andacollo is transitional between the desert climate of the northern zone and the Mediterranean climate of the Santiago area.

Road access to Andacollo is by paved highway from the Port of Coquimbo, 6 km south of La Serena. La Serena and Coquimbo are on the Pan-American highway and have airport facilities. Several existing mines operate within the same geographical area and use La Serena and Coquimbo to purchase supplies and materials. Due to the presence of such mining operations, experienced mine labour is available in the area.

Geology, Reserves and Resources

The Andacollo porphyry copper deposit consists of disseminated and fracture controlled copper mineralization contained within a sequence of intermediate volcanic rocks and sub-volcanic intrusions. The mineralization is spatially related to a feldspar porphyry intrusion and a series of deeply rooted fault structures. The primary pyrite-chalcopyrite deposit has been exposed at surface and subjected to surface weathering processes resulting in the formation of a superficial leached zone ranging from 10 to 60 metres thick and averaging approx. 30 metres in thickness. The original copper sulphides leached from this zone have been re-deposited as copper oxides and supergene copper sulphides below the superficial leached zone.

The following are the proven and probable reserves at the Andacollo mine, using a 0.38% recoverable cut-off grade, as calculated by Aur for the oxide and supergene portions of the deposit as at December 31 in the indicated year:

1997

	Tonnes	Cu%[3]
Proven[1]	1,287,144	1.04
Probable[2]	26,949,020	0.73
Total	28,236,164	0.74

1998

	Tonnes	Cu%[3]
Proven	2,301,082	0.92
Probable	23,293,966	0.71
Total	25,595,048	0.73

Notes:

(1) Proven reserves are reserves which have been exposed and/or defined by drilling at a drill hole density of at least 50 x 25 metres.

(2) Probable reserves are reserves which have been defined at a drill hole density in excess of 50 x 25 meters but no more than 75 x 50 metres.

(3) Soluble copper.

The above reserves, as at December 31, 1998, represent approximately 10 years of production at the projected steady state mining rate of approximately 2.6 million tonnes of ore per year.

During 1998, a total of 2,641,116 tonnes of ore was mined while a net 2.3 million tonnes of ore was upgraded from the probable to the proven category as a result of additional exposure and improved definition of the orebody.

Also, beneath the supergene mineralization at Andacollo is a primary copper-gold sulphide geological resource containing principally chalcopyrite mineralization. The primary resource has been estimated by Aur as being approximately 625 million tonnes at an average grade of 0.36% total copper and 0.12 g/tonne gold using a 0.20% total copper equivalent cut-off grade and as being approximately 253 million tonnes at an average grade of 0.50% total copper and 0.17 g/tonne gold using a 0.40% copper cut-off grade. A prefeasibility study was carried out by Aur in 1998 to prepare a preliminary development and mining plan, and to estimate the associated capital and operating costs required to bring the geological resource into commercial production and thereafter conduct producing operations. This study established mineable resources of 312 million tonnes at an average grade of 0.46% Cu and 0.15 g/t Au incorporating a 0.30% copper equivalent cut-off grade, including 178 million tonnes at an average grade of 0.52% Cu and 0.17 g/t Au incorporating a 0.40% copper equivalent cut-off grade. The pre-feasibility study indicated that it would not be economic to develop these resources at copper prices below approximately US$0.95 per pound.

Mine Plan

Commercial production was attained at the Andacollo mine during January, 1997, with full production being achieved during March, 1997. The deposit is being mined as an open pit operation. To access the mineable ore, approximately 72 million tonnes of waste rock (including 7.0 million tonnes of low grade material which will be stockpiled for possible treatment at the end of the life of the mine) will be mined from the pit over the life of the mine at an average strip ratio of 2.4:1. The mine plan envisages accessing higher than average grade material in the early years. Waste dumps and ore stockpiles are located adjacent to the pit and crusher.

During 1998, a total of 2.64 million tonnes of ore was mined, crushed and stacked on the leach pads. A total of 5.8 million tonnes of waste and low grade material was also mined, yielding a strip ratio of 2.18:1. During 1999, a total of 2.5 million tonnes of ore is scheduled to be mined, crushed and stacked on the leach pads while a total of 5.9 million tonnes of waste and low grade material will also be mined, yielding a strip ratio of 2.38:1.

Mining operations, currently carried out under a contract basis, are expected to be undertaken by mine personnel beginning in mid-1999.

Ore Processing Facilities and Metallurgy

The Andacollo processing facilities have been designed to produce 20,000 tonnes per year of LME Grade A cathode copper by crushing, heap leaching, solvent extraction and electrowinning processes.

Ore is crushed in a three stage plant consisting of a primary jaw crusher, secondary standard cone crusher and tertiary shorthead cone crusher arranged in open circuit. The design capacity of the crushing system is 3.3 million tonnes/year at a 70% operating factor. The crushed ore is pre-treated with sulphuric acid and then placed on one of 19 leach pads loaded in multiple lifts of 6 metres each. Sulphuric acid is applied to the pads to dissolve (or "leach"), with the

assistance of bacteria ("bioleaching"), the copper in the ore. The resultant copper-rich solutions are then collected and piped to the solvent extraction/electrowinning (SX/EW) plant.

The SX/EW plant's solvent extraction system, with 2 extraction and 1 stripping stage, concentrates the copper-rich solution for supply to the electrowinning phase. Cathode copper is produced by the electrowinning of the copper in solution, using electrolysis to deposit the copper onto sheets of stainless steel. The SX/EW plant has a design capacity of 1,667 tonnes of cathode copper per month.

Electric power is supplied from El Peñon, near La Serena, and transmitted over a distance of 20 km to the Andacollo site using a new 110 kV power line. The power line was constructed by Empresa Electrica Guacolda S.A. at its cost and power is provided by it to the project under the terms of a life of mine contract. The project has a connected load of 12 MW and a normal operating load of 8 MW.

Process water is supplied from a CDA owned water well near El Peñon, pumped through a 28 km long pipeline to the site.

Mine infrastructure also includes an administration office, an analytical and metallurgical laboratory, maintenance shops and a warehouse.

The labour force employed in the operation of the mine, excluding approximately 102 people employed by the mining and other contractors, totalled approximately 158 people as at December 31, 1998.

Cathode Production

During 1998, the Andacollo mine produced 21,384 tonnes of cathode copper.

Production in 1999 is estimated to be 21,300 tonnes of cathode copper.

Marketing

The cathode copper currently being produced from Andacollo meets LME Grade A and COMEX Grade 1 quality specifications. A sales agreement has been entered into with Gerald Metals, Inc. under which 1,500 tonnes per month of the cathode copper in 1999 will be sold to the third party at prices based on LME quotations plus a premium.

Cathode copper is transported by truck to Chilean ports (Valparaiso or San Antonio) for shipment to purchasers.

Operating Costs and Capital Expenditures

The capital cost required to bring the Andacollo mine into full production totalled approximately US$79.9 million including working capital and being net of preproduction revenues (of which Aur's share was 70%).

The average direct operating cost (before depreciation and amortization charges but including marketing, transportation and administration costs) at the Andacollo mine during 1998 was US$0.51/lb. of cathode copper. Capital expenditures for 1998 were US$24,000.

For 1999, the average direct operating cost, including marketing costs, is estimated to be US$0.51/lb. of cathode copper. Capital expenditures for 1999 are estimated to be US$49,000.

Exploration Properties

General

As at December 31, 1998, Aur had a portfolio of approximately 100 mineral properties, ranging from properties on which reserves have been established to properties in the initial exploration stage. A continued high level of exploration activity remains a key element of Aur's overall corporate growth strategy. Aur's exploration efforts are primarily concentrated in Canada, the United States and Chile. These are focussed towards the discovery of new polymetallic massive sulphide deposits and of low cost bulk mineable copper and/or gold deposits.

Aur completed surface exploration programs on 27 of its properties during 1998 at a total cost of $8.9 million, of which Aur's share was $6.8 million. Aur operated all of the exploration programs on which it expended funds in 1998. Of the foregoing expenditures, $4.2 million (47%) was expended on gold exploration and $4.7 million (53%) on base metal exploration. On a geographic basis, $3.3 million (37%) was spent in Québec, $2.6 million (29%) in Manitoba/Saskatchewan, $1.8 million (20%) in the western United States, $1.2 million (14%) in Chile and $0.4 million (4%) elsewhere. Drilling accounted for 33% of the total expenditures with the completion of 94 holes totalling 38,600 metres.

Aur's 1999 budget provides for exploration work to be carried out on up to 20 properties at a total cost of $6.6 million, with Aur's share being $5.1 million and the remaining $1.5 million being provided by joint venture partners. The expenditures have been allocated as to 77% to base metals and 23% to gold. On a geographic basis, the budget is allocated as to $2.7 million (41%) to Québec, $1.1 million (17%) to Manitoba/Saskatchewan, $1.1 million (17%) to the western United States, $1.3 million (20%) to Chile and $0.4 million (5%) to Panama. The drilling component of the budgetted expenditures represents 35% of the budget and envisages a minimum of 28,000 metres of drilling on eight projects.

Quebec

During 1998, Aur completed 25,744 metres of drilling on seven of its Québec properties, initiated a systematic re-evaluation of its landholdings east of the Louvicourt mine and, through the acquisition of the 1,030 acre Sleepy Lake property located 5 km to the east of the Louvicourt mine, consolidated its land position in the Val d'Or area. Geological work conducted by Aur in 1998 confirmed that the volcanic units which host the Louvicourt deposit extend across Aur's properties and the Abitibi property of Consolidated Abitibi Resources Ltd. to the

east of the Louvicourt mine where strong hydrothermal alteration and stringer-type copper and zinc mineralization occur.

Louvex and Bonnefond

The 1,924 acre Louvex and Bonnefond base metal-gold properties surround the Louvicourt property. Aur holds a 55% interest and Novicourt holds the remaining 45% interest in the properties.

Exploration work on the Louvex copper property in 1998 consisted of data compilation and the underground diamond drilling of 4,096 metres complimented by bore hole geophysics. Drilling encountered persistent hydrothermal alteration and anomalous base metal concentrations but no new deposits. A $700,000 exploration program, initiated in October, 1998 on the property, is currently underway and includes 8,000 metres of underground drilling from the 770 metre level drift of the Louvicourt mine and 6,000 metres of surface drilling. The underground work is focussing on areas where extensive chlorite alteration and stringer copper mineralization, which may represent a feeder system to a massive sulphide body, has been intersected in previous drilling. The surface program will principally test the southern portion of the Louvex property where the favourable stratigraphy is repeated.

Exploration work on the Bonnefond gold property in 1998 consisted of 4,875 metres of drilling completed. The drilling program tested for the down dip and presumed down plunge extensions of the gold bearing shear zones. While geological continuity of the gold bearing structures was established, the gold grades were below expectations with the best value being 3.6 g/t Au over 4.25 metres.

Aurbel

The 22,162 acre Aurbel gold property, which is 100% owned by Aur, is located approximately 21 km east of Val d'Or, Québec and includes a 1,500 ton per day gold mill, as well as the past producing Ferderber and Dumont gold mines. No custom milling arrangements were concluded with third parties during 1998 and it is anticipated that the mill will be kept on a care and maintenance basis during 1999.

Aur completed 5,206 metres of drilling in 1998 on the Aurbel and immediately adjacent Standard Gold property. No new mineralized zones of economic interest were found.

Other

Drilling on the Auriac property in 1998 encountered a new mineralized zone, with the best results being 4.8 metres of 1.1% Zn, 1.8 g/t Au and 41.1 g/t Ag. It is believed that this mineralization may indicate proximity to a volcanogenic massive sulphide deposit and further drilling is planned for 1999. Surface diamond drilling programs completed on the Tex-Sol and Orezone properties as well as the Belmont property did not yield significant results.

Manitoba and Saskatchewan

Aur holds varying interests in 40 copper-zinc-gold properties located in Manitoba and Saskatchewan, which properties cover approximately 219,000 acres of mineral lands located primarily in the Flin-Flon, Snow Lake, Hanson Lake and Lynn Lake mining camps. Of the properties, 30 are located in the Flin Flon-Snow Lake mining camps of Manitoba, 4 are located in the Lynn Lake mining camp of Manitoba and 6 are located in Saskatchewan. Aur has granted to Thundermin Resources Inc. ("Thundermin") and Consolidated Abitibi Resources Ltd. ("Consolidated Abitibi") the right to each earn a 30% interest in the properties by each spending $4,000,000 on exploration work on the properties on or before February 28, 1999 and spending either a further $1,000,000 on work on the properties by February 28, 2000 or $1,500,000 on work by February 28, 2001. Aur will be the operator of all work programs carried out on the properties. Aur owns 6,424,339, or 22.3%, of the issued common shares of Thundermin and 6,565,776, or 34.3%, of the issued common shares of Consolidated Abitibi.

Thundermin and Consolidated Abitibi have spent approximately $8.1 million in the aggregate on the properties to December 31, 1998. An exploration budget of $850,000 has been established for Manitoba/Saskatchewan in 1999, with Thundermin providing such funding. Aur and Consolidated Abitibi are currently reviewing different alternatives concerning Consolidated Abitibi's future involvement in the Manitoba/Saskatchewan properties.

Aur's exploration strategy in Manitoba and Saskatchewan is to search for polymetallic massive sulphide deposits and, to a lesser extent, high grade, structurally controlled gold deposits. In 1998, Aur undertook geological mapping and compilation activities on 15 of the 40 properties and carried out four drilling programs comprising 8,128 metres at a total cost of $2.6 million.

On the Lew project, 5,818 metres of drilling in 14 holes were completed during the first half of 1998. Significant base metal mineralization consisting of massive, semi-massive and stringer Cu-Zn mineralization was encountered along what is termed the 159 Corridor. The most important intersections consisted of 1.5 metres of massive sulphides grading 3.0% Cu, 10.5% Zn, 10.0 g/t Ag and 1.5 g/t Au and 3.1 metres of stringer sulphides grading 5.4% Cu, 5.0 g/t Ag and 0.7 g/t Au in two separate holes. The 159 Corridor appears to represent a primary depositional horizon along which volcanogenic massive sulphide mineralization has accumulated. Further drilling is scheduled for 1999. Immediately west of the 159 Corridor, a new high grade, but narrow, gold zone (the Lion Zone) was discovered. Four drill holes encountered gold grades of 32 g/t Au to 152 g/t Au over core lengths of 0.3 metres to 3.1 metres within a silicified, quartz veined structure. This structure has only been tested over a 100 metres strike length and to a depth of 100 metres. The zone is open in all directions and further drilling will occur in 1999.

The 1999 budget of $850,000 will allow for approximately 4,000 metres of drilling on the Lew property and on the Norris/Northstar base metal project in the Hanson Lake area of Saskatchewan.

Western United States

Exploration in the western United States in 1998 continued to focus on the exploration for bulk mineable, oxide gold deposits in Nevada. Expenditures for 1998 were $1.8 million.

Aur's regional evaluation and compilation program resulted in the identification and subsequent acquisition of the Taylor Canyon property in Lincoln County, Nevada in 1998. This property hosts a structurally controlled gold resource of modest dimensions and grade. Of potentially greater importance is the discovery of a new occurrence of high-grade gold-bearing float on the property assaying up to 29 g/t Au. Previous drilling by a predecessor owner also identified a third area of gold mineralization including an interval, in one hole, of 4.6 metres assaying 3.4 g/t Au, with no follow-up drilling being done. Aur's initial drilling of the Taylor Canyon gold zones will be undertaken during the first half of 1999.

Reverse circulation drilling programs were completed on the Frazier Creek and Elder Creek properties in 1998 with no mineralization of economic significance being encountered.

Aur's 1999 Nevada exploration budget has been established at $1.1 million. This will allow for approximately 1,700 metres of drilling to be carried out on the Taylor Canyon property and the continuation of Aur's program to identify and acquire gold properties within the known productive gold trends of Nevada.

South America

Aur's exploration work in South America will continue to focus on the search for low cost, bulk mineable copper and/or gold deposits within Chile and, to a lesser extent, in Argentina and Peru. The 1999 South American budget has been set at $1.3 million. Aur has reached an agreement to acquire an undrilled copper property in central Chile which has the geological characteristics and the strong alteration commonly associated with supergene enriched copper deposits similar to Aur's Andacollo deposit. Geophysical surveys and drilling are to be conducted on this property in 1999.

Central America

Pursuant to an agreement made as of the 24th day of December, 1998 (the "Tiomin Agreement") between Aur, PatCay Inc. ("PatCay"), a subsidiary of Aur, Tiomin Resources Inc. ("Tiomin") and PanaCobre, S.A. ("PanaCobre"), a subsidiary of Tiomin, Tiomin granted Aur, through PatCay, an option (the "Cerro Option") to purchase from Tiomin 100% of the shares of PanaCobre, through which Tiomin holds the Cerro Colorado copper property in Panama, by paying Tiomin US$4 million upon exercise of the Cerro Option and by paying Tiomin a further US$10 million within 90 days of commercial production being achieved on the property. Aur has agreed under the Tiomin Agreement to provide a US$2.0 million loan (the "Tiomin Loan") to Tiomin on or before February 28, 1999, the Tiomin Loan to have, upon its drawdown by Tiomin, a term of 2 years and to bear interest at 6% per annum. The Cerro Option terminates 60 days after any repayment of the Tiomin Loan; however, should the Tiomin Loan be repaid prior to the end of the two year term thereof, the initial US$4 million payment payable to Tiomin upon the exercise

of the Cerro Option is reduced to US$3 million. Tiomin is also entitled at any time to satisfy its indebtedness under the Tiomin Loan by transferring the shares of PanaCobre to PatCay.

PanaCobre holds its interest in the Cerro Colorado property under the terms of a concession agreement with CODEMIN, an agency of the Panamanian government. The concession agreement provides that PanaCobre must, to acquire its interest in the property, initiate the approval process for a mine construction permit by the earlier of March 15, 2003 and such time as copper prices exceed US$1.18 per pound for a continuous period of 90 days on the LME. A US$4 million payment is due by PanaCobre to CODEMIN once the project is permitted, payments of US$3.5 million are due to CODEMIN on each of the second and fourth anniversaries of the commencement of construction of the mine and a one-time US$25 million payment is due to CODEMIN, if the sulphide portion of the deposit is to be mined, upon attaining commercial production thereof and, if the supergene (or secondary) sulphide portion of the deposit is to be mined, 15 years after the commencement of construction of the processing plant therefor. Upon commencement of commercial production, PanaCobre is entitled to receive 100% of the net profits generated by the mining operations until it has received payback of its total capital invested plus interest. After such payback, PanaCobre is entitled to 71% of the net profits, reducing annually by 1% until PanaCobre's entitlement is reduced to 51% of the net profits.

The Cerro Colorado property hosts a porphyry-type copper-gold-molybdenite deposit which is amongst the largest undeveloped copper deposits in the world. A number of resource and reserve calculations have been made over the years by previous property holders, the most recent of which estimated a primary and secondary copper-sulphide resource of 1.75 billion tonnes at an average grade of 0.64% Cu at a 0.40% copper cut-off grade, including 877 million tonnes at an average grade of 0.78% Cu at a 0.60% copper cut-off grade. Gold grades in the deposit average 0.003 oz./tonne, silver grades average 0.15 oz./tonne and molybdenum grades average 0.014%.

Aur has the right to conduct work programs on the Cerro Colorado property during the term of the Cerro Option and anticipates evaluating the potential for the presence of a high-grade (>1% Cu) reserve amenable to open pit or underground block cave mining over the next two years. The 1999 budget for such work has been set at $400,000.

Risk Factors and Government Regulation

Industry Conditions

The profitability of Aur's operations, in particular, the operation of the Louvicourt and Andacollo mines, is and will be dependent upon the market price of copper, zinc, gold and silver, the most significant of which is the price of copper. Metal prices have historically been subject to dramatic fluctuations and are affected by numerous factors which are beyond the control of Aur and which are unpredictable, including international economic and political conditions, speculative activities, the relative exchange rate of the U.S. dollar with other currencies, inflation, global and regional levels of supply and demand, availability and costs of metals or substitutes for metals and the metal inventory levels

maintained by producers and others. The volatility of copper prices is illustrated in the following table which sets forth the average of the daily cash settlement prices on the LME in United States dollars of copper (per lb.) for 1980, 1985, 1990, and each year thereafter until 1999:

1980	1985	1990	1991	1992	1993	1994	1995	1996	1997	1998
$0.99	$0.64	$1.21	$1.06	$1.31	$0.87	$1.05	$1.33	$1.06	$1.03	$0.75

The cash settlement price of copper on the LME on February 19, 1999 was US$0.63 per pound.

Further, as Aur's metal production is priced in U.S. dollars and its operating costs are incurred in Canadian dollars, U.S. dollars and Chilean pesos, foreign exchange rates have a significant impact on operating profits.

Operations may also be affected in varying degrees by government regulations such as restrictions on production, price controls, tax increases, expropriation of property, environmental legislation or changes in conditions under which metals may be marketed.

Development and Mining Risks

The business of mining generally involves a high degree of risk. No assurance can be given that the development and bringing into commercial production of a mine will be completed as contemplated and for the estimated capital costs or within the estimated time schedule. Also, no assurance can be given that the intended production schedule, metal recoveries, estimated operating costs and/or that profitable operations can or will be achieved. Hazards such as unusual or unexpected geological formations, rock bursts, cave-ins, floods and other hazards involved in development work and the mining of ore may also adversely affect operations.

Nature of Mineral Exploration and Development

The exploration for and development of mineral properties includes significant financial risks which even a combination of careful evaluation, experience and knowledge cannot eliminate. While the discovery of an orebody may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves by drilling, to construct mining and processing facilities at a site, to develop metallurgical processes and to extract metals from the ore and to obtain all requisite governmental permits and approvals. It is impossible to ensure that the current work programs of Aur will result in a profitable commercial mining operation.

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but a combination of these factors may result in Aur not receiving an

adequate return on invested capital. In addition, assuming discovery of an economic ore body, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced. Accordingly, there can be no assurance that Aur's current work programs will result in any new commercial mining operations or yield new reserves to replace and/or expand current reserves.

Ore Reserves and Metallurgy

Although Aur believes the ore reserve figures calculated for its Louvicourt and Andacollo mines are accurate and believes that the methods used to estimate such reserves are appropriate, such figures are only estimates. Reserve estimates are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. Should the mineralization and/or the configuration of a deposit ultimately turn out to be significantly different from those currently envisaged, then the proposed mining plan may have to be altered in a way that could affect the volume and grade of the reserves mined and rates of production and consequently could adversely affect the profitability of the mining operations. Further, a decline in the market price of copper may render reserves containing relatively lower grades of mineralization uneconomic. In addition actual copper recoveries may vary from estimated recoveries in a way which could adversely affect operations. Moreover, short term operating factors relating to the ore reserves, such as the need for orderly development of the orebody and/or the processing of a new or different ore grades, may cause the mine operations to be unprofitable in any particular period.

Chilean Operations

The Andacollo mine is located in Chile and mineral exploration and mining activities may be affected in varying degrees by Chilean political and economic stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of Aur and may adversely affect its operations. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes and various other matters.

Competition for Properties

Because mines have limited lives based on proven ore reserves, Aur is continually seeking to replace and expand its reserves. Aur encounters strong competition from other mining companies in connection with the acquisition of properties producing or capable of producing copper, zinc, gold, silver and other minerals. As a result of this competition, Aur may be unable to acquire attractive mining properties on terms it considers acceptable.

Governmental Regulation

The mineral industry in North America, South America and elsewhere operates under the sphere of federal, provincial, state and municipal legislation governing exploration, development and mining activities. Such legislation typically relates to the method of acquisition of and the system of tenure for mineral rights,

labour, health and safety standards, royalties, mining and income taxes and other matters.

In addition, the development and operation of a mine typically entails compliance with applicable environmental legislation and/or review processes and the obtaining of land use and other permits, water licenses and similar authorizations from various governmental agencies. Failure to comply with this legislation and/or any permits and authorizations issued thereunder may lead to issuance of orders and/or notices interrupting or curtailing operations or requiring the installation of additional equipment and/or the taking of preventative or remedial action.

SUMMARY OF FINANCIAL INFORMATION

The following tables set forth selected financial data with respect to Aur on a consolidated basis for the periods indicated. The information appearing below has been derived from and should be read in conjunction with the consolidated financial statements of Aur and notes thereto.

	Year Ended Dec. 31,				
	1998	1997	1996	1995	1994
	(in $000's except per share amounts)				
Revenues	97,645	115,994	70,483	75,362	17,612
Total Assets	280,685	283,129	337,247	135,116	123,986
Long-Term Debt	—	—	48,931	—	
Net Earnings (Loss)	(2,541)	3,040	12,433	26,029	(8,495)
Net Earnings (Loss) per common share[1]	(0.03)	0.04	0.20	0.45	(0.16)

	Revenues	Net Earnings (Loss)	Net Earnings (Loss) per Common Share[1]
	(unaudited) (in $000's except per share amounts)		
1998			
Fourth Quarter	25,173	(2,600)	(0.03)
Third Quarter	26,086	(806)	(0.01)
Second Quarter	24,992	488	0.00
First Quarter	21,394	377	0.01
1997			
Fourth Quarter	27,423	(9,117)	(0.12)
Third Quarter	25,208	1,259	0.02
Second Quarter	36,630	7,251	0.09
First Quarter	26,733	3,647	0.05

Notes:

(1) The per share earnings (loss) figures are the same on an undiluted and fully diluted basis except for 1995 where the fully diluted earnings were $0.44 per share.

Aur paid a dividend of $0.05 per common share on June 30, 1998, such dividend being the first dividend paid by Aur since its incorporation. It is envisaged that a similar annual dividend will be paid by Aur in the future.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's discussion and analysis of financial condition and results of operations for Aur's last two years, which is contained in Aur's 1998 Annual Report, is incorporated herein by reference.

DIRECTORS AND OFFICERS

The directors and officers of Aur are as follows:

Name and Municipality of Residence	Current Position with Aur	Principal Occupation for Past Five Years	Director Since
James W. Gill Toronto, Ontario	President, Chief Executive Officer & Director	President and Chief Executive Officer of Aur	1981
Norman B. Keevil Vancouver, British Columbia	Director	President and Chief Executive Officer of Teck Corporation, a mining company	1992
William J.A. Kennedy Grafton, Ontario	Director	Consultant	1984
Martin Claude Lepage St. Lambert, Québec	Director	Barrister and Solicitor, Partner of Stikeman, Elliott, Barristers and Solicitors	1985
Peter N. McCarter Toronto, Ontario	Vice-President, Secretary & Director	Vice-President of Aur	1985
William J. Robertson Calgary, Alberta	Director	Executive Vice-President and Chief Operating Officer of Agrium Inc., a fertilizer company, since January, 1998; prior thereto, Sr. Vice-President and Chief Operating Officer of Cominco Ltd., a mining company	1992
Howard R. Stockford Toronto, Ontario	Executive Vice-President & Director	Executive Vice-President of Aur	1984
Leo J. Thibodeau Windsor, Ontario	Director	Retired Executive	1981
Michel Drouin Toronto, Ontario	Vice-President, Exploration	Vice-President, Exploration of Aur since December, 1997; prior thereto, Exploration Manager of Aur	n/a
Ronald P. Gagel Mississauga, Ontario	Vice-President and Chief Financial Officer	Vice-President and Chief Financial Officer of Aur since February, 1999; prior thereto, Vice-President, Finance of Aur since December, 1994; prior thereto, Treasurer of Aur	n/a

David J. Libby Toronto, Ontario	Vice-President, Mining Operations	Vice-President, Mining Operations of Aur since May, 1994; prior thereto, Vice-President, Mining of Noranda Minerals Inc., a mining company	n/a
Kathryn J. Noble	Assistant Secretary	Assistant Secretary of Aur since August, 1997; prior thereto, Executive Assistant to the President of Aur	n/a

Each director is elected to hold office until the next annual meeting of shareholders of Aur or until his successor is elected or appointed.

The percentage of common shares of Aur beneficially owned, directly or indirectly, or over which control or direction is exercised by all directors and senior officers of Aur as a group was 2.6% as at February 19, 1999. All 2,000,000 Class B shares of Aur are beneficially and directly owned by James W. Gill, an officer and director of Aur.

Aur is required to have an audit committee. The members of the audit committee are Messrs. Gill, Kennedy and Thibodeau. Aur does not have an executive committee.

STOCK EXCHANGE LISTINGS

The common shares of Aur are listed for trading on The Toronto Stock Exchange and the Montreal Exchange.

ADDITIONAL INFORMATION

Aur will provide, upon request to its Secretary, at Suite #2501, 1 Adelaide Street East, Toronto, Ontario, M5C 2V9:

(a) when its securities are in the course of a distribution pursuant to a short form prospectus or when a preliminary short form prospectus has been filed in respect of a distribution of its securities:
   (i) one copy of this Annual Information Form;
   (ii) one copy of its comparative consolidated financial statements for its year ended December 31, 1998 and auditors' report thereon
   (iii) one copy of its interim consolidated financial statements issued subsequent to December 31, 1998;
   (iv) one copy of its Management Information Circular dated February 19, 1999 in respect of its 1999 annual meeting of shareholders; and
   (v) one copy of any other documents that are incorporated by reference into the aforementioned short form or preliminary short form prospectus; and

(b) at any other time, one copy of the documents referred to in (a) (i), (ii), (iii) and (iv) above.

Additional information, including details as to directors' and officers' remuneration, principal holders of Aur shares, options to purchase Aur shares and certain other matters is contained in the Management Information Circular of Aur dated February 19, 1999. Additional financial information is provided in Aur's comparative consolidated financial statements for its year ended December 31, 1998.